Form 20-F
period 2003-03-31
TDK CORP
filed 2003-08-12
CIK 203383

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2003

Commission file number 2-76735

TDK KABUSHIKI KAISHA

(Exact name of Registrant as specified in its charter)

TDK CORPORATION

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares	New York Stock Exchange

Common stock	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

     Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

     Common stock

     Outstanding as of March 31, 2003: 132,625,184 shares (excluding treasury stock)

     Indicate by a check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes [X]          No [   ].

     Indicate by a check mark which financial statement item the registrant has elected to follow.

     Item 17 [X]          Item 18 [   ].

     All information contained in this Report is as of March 31, 2003 unless otherwise specified. Fiscal 2003, fiscal 2002, fiscal 2001 and fiscal 2000 of this Report indicate TDK Corporation’s fiscal period of the fiscal years ended March 31, 2003, 2002, 2001 and 2000, respectively.

     The figures in this Report are expressed in yen and, solely for the convenience of the reader, are translated into United States dollars at the rate of ¥120 = U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of March 31, 2003. (See Note 2 of the Notes to Consolidated Financial Statements.) On June 30, 2003 the noon buying rate for yen cable transfers in New York City as reported by the Federal Reserve Bank of New York was ¥119.87 = $1.

Forward-Looking Statements

     This report contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK Corporation (“TDK”) and its group companies (TDK and its group companies are referred to also as “TDK” where the context so requires) that are not historical facts. These forward-looking statements are based on current forecasts, estimates, assumptions, plans, beliefs and evaluations in light of information available to management at the time this report was prepared.

     In preparing forecasts and estimates, TDK has used as their basis, certain assumptions as necessary, in addition to confirmed historical facts. However, due to their nature, there is no guarantee that these statements and assumptions will prove to be accurate in the future. TDK therefore wishes to caution readers that these statements, facts and certain assumptions contained in this report are subject to a number of risks and uncertainties and may prove to be inaccurate.

     The electronics markets in which TDK operates are highly susceptible to rapid changes. Furthermore, TDK operates not only in Japan, but in many other countries. As such, factors that can have significant effects on its results include, but are not limited to, shifts in technology, demand, prices, competition, economic environments and foreign exchange rates.

PART 1

Item 1. Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

A. Selected financial data

						Thousands of
						dollars, except per
	Millions of yen, except per share amounts					share amounts (1)

	2003	2002	2001	2000	1999	2003

Net sales	¥608,880	¥570,511	¥679,086	¥664,713	¥676,250	$5,074,000
Cost of sales	459,616	464,620	496,083	475,340	473,760	3,830,133
Selling, general and administrative expenses	121,839	123,741	131,074	114,766	126,174	1,015,325
Restructuring cost	5,345	25,872	—	—	—	44,542
Income (loss) before
income taxes	18,081	(43,697)	64,516	73,414	75,425	150,675
Net income (loss)	12,019	(25,771)	43,983	50,730	46,345	100,158
Per Common Share:
Net income (loss) /Basic	¥90.56	¥(193.91)	¥330.54	¥380.89	¥347.96	$0.75
Net income (loss) /Diluted	90.56	(193.91)	330.54	380.89	347.96	0.75
Cash dividends	45.00	60.00	60.00	65.00	60.00
U.S. Dollar equivalents (2)	$0.38	$0.45	$0.55	$0.58	$0.50

						Thousands
	Millions of yen, except per share amounts and exchange rate for yen					of dollars (1)

	2003	2002	2001	2000	1999	2003

Net working capital	¥315,948	¥288,865	¥306,771	¥310,842	¥331,750	$2,632,900
Total assets	747,337	749,910	820,177	775,992	743,512	6,227,808
Short-term indebtedness	1,919	2,312	5,879	1,933	3,817	15,992
Long-term indebtedness	94	459	1,004	46	1,787	783
Stockholders’ Equity	553,885	583,927	637,749	571,013	535,398	4,615,708
Number of shares outstanding (in thousands)	132,625	132,860	133,019	133,190	133,190

Yen exchange rates per U.S. dollar (3)	Average	Term end	High	Low

Year ended March 31:
1999	128.10	118.43	147.14	108.83
2000	110.02	102.73	124.45	101.53
2001	111.64	125.54	125.54	104.19
2002	125.64	132.70	134.77	115.89
2003	121.10	118.07	133.40	115.71
2004 (through June 30, 2003)	119.48	119.87	120.55	115.94

January, 2003			120.18	117.80
February, 2003			121.30	117.14
March, 2003			121.42	116.47
April, 2003			120.55	118.25
May, 2003			119.50	115.94
June, 2003			119.87	117.46

Notes:

(1)	Translated, except for cash dividend amounts, for convenience of the reader into U.S. dollars at the rate of ¥120 = $1, the approximate rate on the Tokyo Foreign Exchange Market on March 31, 2003.

(2)	Computed based on the rates specified in Note (3) below on the respective dates of semi-annual payments for each year.

(3)	Based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average rates are computed based on the exchange rates on the last day of each month during the year.

(4)	TDK adopted the Emerging Issues Task Force issue 01-9 (“EITF 01-9”), “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” from the fiscal beginning April 1, 2002. Certain amounts from the fiscal year 2000 have been reclassified, with no effect on net income (loss), to conform to the fiscal year 2003 presentation. The effect of EITF 01-9 on TDK’s consolidated financial statements for prior to fiscal year 2000 were not material.

B. Capitalization and indebtedness

     Not applicable.

C. Reasons for the offer and use of proceeds

     Not applicable.

D. Risk factors

Economic conditions

     The Japanese economy has experienced a prolonged recession since the early 1990s, which has become serious. In addition, the global economy has taken a downturn, concurrently with setbacks in the global information technology industry. These recessionary conditions have resulted in sluggish consumer spending and weakened corporate capital expenditures in many industries. For example, the mobile phone market on which TDK had concentrated investment capital resources in recent years has been particularly hard hit. TDK currently does not foresee a rapid turnaround in the Japanese or global economy in the near term. As a result, these conditions could adversely affect TDK’s business results and financial conditions.

Currency exchange rate fluctuations

     TDK is exposed to risks of foreign currency exchange rate fluctuations as TDK’s consolidated financial statements are presented in Japanese yen, which are thereby affected by foreign exchange rate changes. These changes affect TDK’s international business transactions and the costs and prices of TDK’s products and services in overseas countries in relation to the yen. They can also affect the yen value of TDK’s investments in overseas assets and liabilities. Although TDK is taking measures to reduce or hedge against foreign currency exchange risks, foreign exchange rate fluctuations could adversely affect TDK’s businesses, financial conditions or operation results.

TDK’s growth strategies outside of Japan

     Corporate strategies include expanding TDK’s businesses in markets outside of Japan. However, in many of these markets, TDK may face risks such as political instability, economic uncertainty, cultural and religious differences and labor relation problems, as well as foreign exchange risks. TDK may also face barriers in understanding the commercial and business customs in foreign countries, including difficulties in timely collection of accounts receivable or in building and expanding relationships with potential customers, subcontractors or parts suppliers. TDK may also experience various political and legal restrictions, including restrictions on foreign investment or the repatriation of profits on invested capital, nationalization of local industry, changes in export or import restrictions or foreign exchange controls, and changes in the tax system or rate of taxation in countries where TDK operates business. Moreover, the products exported overseas may include tariffs, in addition to other barriers or shipping costs, which may make TDK’s products less competitive. Finally, expanding its overseas business may require significant investments long before TDK realizes returns on such investments, and increased investments may result in expenses growing at a faster rate than revenues.

Production in China

     TDK has been expanding TDK’s operations in China by establishing local supply networks for customers who have been rapidly expanding their business in China. Deregulation has been promoted in China since its membership in the World Trade Organization (WTO). However, TDK has concerns that political and economic conditions in China pose possible risks beyond TDK’s control that may adversely affect TDK’s operations.

Intense competition

     TDK produces a broad range of products and therefore faces many different types of competitors, from large international companies to relatively small, rapidly growing, and highly specialized organizations. TDK may choose not to fund or invest in one or more of its businesses to the same degree as its competitors in those businesses do, or it may not be able to do so in a timely manner or at all. While TDK believes it is a leading global manufacturer of advanced, high-quality and value-added electronic products, TDK cannot assure that it will be able to compete effectively in the future. These competitors may have greater financial, technical, and marketing resources available to them than TDK has in the respective businesses in which they compete.

Rapid declines in product prices

     While some of the factors that drive competition vary by product area, price is a factor relevant in substantially all of TDK’s businesses. For the year ending March 31, 2004, TDK expects prices in many product areas in which it deals with to decline significantly or more rapidly than in the previous fiscal years. TDK believes that this trend will affect its moderate profitability.

Technological changes and development of attractive new products

     TDK derives a substantial portion of its revenues from sales of innovative new products. TDK expects that sales of its new products will continue to account for a substantial portion of its revenues, and TDK expects its future growth to rely primarily on the development and sale of innovative new products. However, TDK may fail to introduce new products in response to technological changes in a timely manner. TDK’s failure to anticipate and grasp unexpected changes in the industry and the market, and to develop attractive new products may reduce its future growth and profitability. TDK must predict with reasonable accuracy both future demand and new technologies that will be available to meet such demand. If TDK fails to do so, it will not be able to compete in new markets and this could adversely affect TDK’s financial results and growth prospects.

The alliances and strategic investments

     In TDK’s technological development process, it carries out many activities with other companies in the form of collaboration, technological tie-ups, or joint ventures to optimize management resources and to utilize the synergy of combined technologies. TDK’s reliance on the strategy of partnering with third parties is increasing and TDK will continue to take a positive approach to exploiting these opportunities. However, if differences arise among the parties due to managerial, financial and/or other reasons, TDK may not enjoy the results of these relationships, and thereby TDK’s business results and financial condition may be adversely affected.

Product liability

     TDK manufactures various products at its plants worldwide in accordance with internationally accepted quality-control standards. TDK cannot be certain, however, that all of its products are defect-free and may not be recalled at some later date. A large-scale product recall or a successful products liability claim against TDK could result in significant costs or have a negative impact on TDK’s reputation, which may in turn lead to a decrease in sales, adversely affecting its business results and financial condition.

Intellectual property

     TDK’s success depends on its ability to obtain patents, licenses and other intellectual property rights covering its products and product design and manufacturing processes. The proceedings for obtaining intellectual property protection can be long and expensive. Patents may not be granted on currently pending or future applications or may not be of sufficient scope or strength to provide TDK with enough protection or commercial advantage. In addition, effective copyright and trade secret protection may be unavailable or limited in some countries, and TDK’s trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors or others. Competitors or other third parties may also develop technologies that are protected by patents and other intellectual property rights, making such technologies unavailable or available only on terms unfavorable to TDK. In certain cases, litigation may also be necessary to enforce TDK’s intellectual property rights or to defend against intellectual property infringement claims brought against TDK by third parties, thereby incurring additional costs and the passage of time before TDK can secure their intellectual property rights, in addition to the possible negation of its rights.

Recruit and retain skilled employees

     TDK may fail to recruit skilled employees, particularly scientific and technical personnel, which are limited in number. TDK’s future success depends largely on its ability to attract and retain certain key personnel, including scientific, technical and management personnel. TDK anticipates that it will need to hire additional skilled personnel in all areas of its business. Industry demand for skilled employees, however, exceeds the number of personnel available and the competition for attracting and retaining these employees, especially scientific and technical employees, is intense. Because of this intense competition for these skilled employees, TDK may be unable to retain its existing personnel or attract additional qualified employees in the future. If TDK is unable to retain skilled employees and attract additional qualified employees to keep up with its future business needs, this may adversely affect its business and results of operations.

Dependent on the ability of third parties

     TDK’s manufacturing operations depend on obtaining deliveries of raw materials, components, equipment and other supplies in adequate quality and quantity in a timely manner. Since the products TDK purchases are often complex, it may be difficult for TDK to substitute one supplier for another or one component for another in a timely manner or at all. Some components are only available from a limited number of suppliers. Although TDK believes that it selects only reliable suppliers, shortages could occur in critical materials due to the interruption of supply or increased industry demand and may adversely affect TDK’s operations.

Governmental regulations

     TDK is subject to governmental regulations in Japan and other countries in which it conducts its business, including environmental laws and regulations, governmental approvals required for conducting business and investments, laws and regulations governing electric and electronic product safety, national security-related laws and regulations and export/import laws and regulations, as well as commercial, antitrust, patent, product liability, consumer and business taxation laws and regulations. To the extent that TDK cannot comply with these laws and regulations, TDK’s activities would be limited. In addition, these laws and regulations could increase TDK’s operating costs. Accordingly, these regulations could adversely affect TDK’s business results and financial condition.

Interest rate fluctuations

     TDK is exposed to the risk of interest rate fluctuations, which, despite the measures taken by TDK to hedge a portion of its exposure to interest rate fluctuations, may affect its overall operational costs and the value of its financial assets and liabilities.

OEM business

     TDK caters its OEM business to electronic manufacturers, personal computer (PC) makers, and other large-scale businesses worldwide. Sales to business customers in these areas are significantly affected by the respective customers’ business results and by factors that are beyond TDK’s control. Further, price-cutting to meet customer demands may cause a reduction in TDK’s profit margin. The under-performance of a customer’s business, the unexpected termination of contracts, changes in the purchasing practices of TDK’s OEM customers or aggressive price cutting to satisfy a large business customer’s demands may adversely affect TDK’s business results and financial condition.

Item 4. Information on the Company

A. History and development of the Company

History

     TDK Corporation is a corporation (kabushiki kaisha) formed under Japanese law. Our principal place of business is at 13-1, Nihonbashi
1-chome, Chuo-ku, Tokyo 103-8272, Japan. The telephone number is +81-3-5201-7102.

     TDK is the world’s leading manufacturer of magnetic recording media, ferrite products and recording device products, and a major producer of inductor, ceramic and other components. TDK is a Tokyo-based company founded in 1935 to commercialize ferrite.

     Historically, TDK’s growth has been centered on ferrite, a material invented in 1933 by Doctor Yogoro Kato and Doctor Takeshi Takei. Ferrite is indispensable as a magnetic substance in the manufacture of electronic equipment. It is a magnetic material with a ceramic structure composed of iron oxide and other metallic oxides. Its advantages over other magnetic materials include higher resistivity and thus lower eddy current loss while maintaining superior permeability and flux density. Based on its strong materials knowledge and production technology, TDK expanded into ceramic capacitors and magnetic recording tapes in the early 1950s, ferrite magnets and coil components in the early 1960s. In the early 1980s, TDK began production of a magnetic head, continuing development to its modern day product the “HDD head”. Since the 1990s, TDK has promoted the establishment of world-wide research and development organizations and environmental management efforts. TDK has continued to broaden its product development programs by building up expertise in semiconductor technology and new recording-related products.

B. Business overview

Sales by product category

     TDK now manufactures and sells a broad range of electronic components and magnetic recording media. TDK’s sales are generated by two business segments: electronic materials and components, and recording media and systems. The following is a breakdown of consolidated net sales of TDK and its consolidated subsidiaries by business segment for fiscal 2003, 2002, 2001 and 2000:

	2003	2002	2001	2000	2003

	(millions of yen)				(millions
	(%)				of dollars)
Electronic Materials and Components:
Electronic materials	¥168,949	¥161,846	¥212,133	¥174,897	$1,407.9
	(27.8)	(28.4)	(31.2)	(26.3)
Electronic devices	112,729	105,937	145,216	129,025	939.4
	(18.5)	(18.6)	(21.4)	(19.4)
Recording devices	175,986	147,004	169,140	200,748	1,466.5
	(28.9)	(25.7)	(24.9)	(30.2)
Semiconductors and Others	14,865	18,099	25,583	21,026	123.9
	(2.4)	(3.2)	(3.8)	(3.2)

Sub total	472,529	432,886	552,072	525,696	3,937.7
	(77.6)	(75.9)	(81.3)	(79.1)

Recording Media and Systems	136,351	137,625	127,014	139,017	1,136.3
	(22.4)	(24.1)	(18.7)	(20.9)

Total	¥608,880	¥570,511	¥679,086	¥664,713	$5,074.0
	(100.0)	(100.0)	(100.0)	(100.0)

Notes:

(1)	TDK adopted the Emerging Issues Task Force issue 01-9 (“EITF 01-9”), “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” from the fiscal beginning April 1, 2002. Certain amounts from the fiscal year 2000 have been reclassified, with no effect on net income (loss), to conform to the fiscal year 2003 presentation. The effect of EITF 01-9 on TDK’s consolidated financial statements for prior to fiscal year 2000 were not material.

(2)	The business segment information is required by the Japanese Securities Exchange Law. The segment information is unaudited.

     Electronic Materials and Components TDK’s electronic materials and components are divided into four principal categories: (i) electronic materials; (ii) electronic devices; (iii) recording devices; and (iv) semiconductors and others. Overall business results of each category in fiscal 2003 compared to fiscal 2002 are as followings.

     (i)  Electronic materials The electronics materials sector is broadly divided into two product sectors: capacitors, and ferrite cores and magnets.

     In capacitors, sales of multilayer chip capacitors, which account for the majority of capacitor sales, increased on the strength of the digitalization of audio and visual equipment and increasing use of electronics in automotive applications. Hampering further growth were calls for price discounts from customers.

     In ferrite and magnets, overall sales of ferrite cores slipped year on year, despite strong demand for cores used in LCD backlights and power supplies for audio and visual products.

     The drop in sales was the result of the failure of demand to recover for cores used in IT-related information and communications applications, and lower sales of deflection yoke cores, a key component of TVs and computer monitors, as well as other products due to stiff competition. Magnet sales increased as firm demand from the automobile and parts fields carried over from the previous fiscal year. Overall, sales of ferrite cores and magnets edged down slightly year on year.

     (ii)  Electronic devices Inductive devices, the largest product category in this sector, recorded higher sales, reflecting the growth use of automotive electronics as well as growth in demand for digital audio and visual products such as DVD players and digital still cameras. These are the same factors that are driving growth in the capacitor sector. This allowed TDK to absorb the effects of price discounts and production cutbacks, mainly by manufacturers of audio and visual products, in fourth quarter.

     Sales of high-frequency components, a large proportion of which are used in communications applications, particularly mobile phones, were hamstrung by a soft mobile phone market. While sales volumes have been trending upward since the summer of 2002, following a period of parts inventory reductions by customers, demands for price reductions from customers have been more severe than in other electronic components sectors due to the continuing supply glut. Overall, sales increased, but they did not increase to the same extent as volumes.

     In other products, sales increased. Sales of DC-DC converters for video game systems were higher for the year despite cutbacks to production levels beginning in the latter half of the third quarter. Power supplies for LCD projectors and other PCs and peripherals also benefited from strong demand. The sector was further boosted by brisk sales of actuators and chip varistors used in PCs and peripherals and in communications products.

     (iii)  Recording devices TDK’s share of the HDD head market has partially recovered as 40 gigabyte/disk HDD heads won back customers. Additionally, the average number of heads used per HDD did not decline as rapidly as had been expected. Total demand remained high as a result, and sales climbed. Sales of other heads fell due to a drop-off in demand and other factors.

     During fiscal 2003, demand for HDD units and HDD heads rose over 10 percent despite a slight increase in demand for PCs. The demand for HDD units seems to be the result of increased repurchase demand for HDD units, demand for PCs, and new demand for video game consoles and HDD video recorders. Regarding demand for HDD heads, the average number of heads used per HDD declined slightly due to a slower-than-expected transition from 40 gigabyte/disk HDD heads to 80 gigabyte/disk HDD heads.

     (iv)  Semiconductors and others Sales declines in this sector reflected a sharp drop in sales of semiconductors for set-top box modems and LAN/WAN applications due to the continuing low levels of investment in communications infrastructure equipment. Another factor was lower sales of anechoic chambers due to a string of project cancellations and postponements prompted by the global economic downturn and uncertain economic outlook.

     Recording Media and Systems Audiotape sales shrank further from the previous fiscal year as the long-term decline in demand continued due to the market shift to optical media. While there is a similar long-term decline in demand for videotapes due to the rising popularity of optical media and DVD software, sales rose slightly during the year, boosted by demand stemming from the 2002 FIFA World Cup™. In optical media, demand for CD-Rs and DVDs was buoyant, but this strength was negated by falling MD demand and lower sales prices of CD-Rs, resulting in largely flat sales overall. Tape-based data storage media for computers, which obtained new-standard LTO* (Linear Tape-Open) verification in the previous fiscal year, and software also recorded sales gains. This segment moved back into the black for the first time in three fiscal years as the results of major structural reforms began to show through. Looking ahead, TDK will build on this momentum by gaining certification for new tape-based data storage media standards and working on the commercialization of Blu-ray discs, which are referred to as the next generation in optical discs.

*     Linear Tape-Open, LTO, LTO logo, Ultrium and Ultrium logo are trademarks of HP, IBM and Seagate RSS in the U.S., other countries or both.

Marketing and Distribution in Japan

Marketing channels

     TDK markets electronic materials and components in Japan through its sales division, which had approximately 309 sales representatives at March 31, 2003.

     In Japan, TDK markets magnetic recording tapes, optical disks and PC cards through 6 district sales offices with a staff of 126. Approximately 44 percent of domestic sales of TDK brand products are made to approximately 132 distribution agents. These agents in turn sell TDK brand products to over 26,000 retailers in Japan. Remaining TDK brand products are sold directly to approximately 7,000 retail stores in Japan. OEM sales are made to certain manufacturers as well.

Operations outside Japan

     TDK has 52 direct and indirect foreign subsidiaries as follows: 27 manufacture various product lines and distribute their products in their country of operation and other countries; 19 are sales subsidiaries which exclusively handle products manufactured by TDK; 1 is a holding company for the administration of TDK’s U.S. operations; 1 is a holding company for the administration of TDK’s European operations; 1 is a company for research and development in Ireland; 1 is a company for research and development in the U.S.; 1 is a company for design and development for semiconductors in the U.S. and 1 is a local management company for the administration of TDK’s Chinese operations. Principal manufacturing or assembly operations are conducted by subsidiaries in the following countries:

China	- GMR heads, magnetic heads, inductors, ferrite cores and capacitors
United States	- GMR heads, capacitors, ICs, inductors and ferrite magnets
Luxembourg	- Videotapes and CD-Rs
Taiwan	- Capacitors, ferrite cores and power supplies
Philippines	- GMR heads
Thailand	- Audiotapes and rare-earth metal magnets
Malaysia	- Capacitors and high-frequency components
Korea	- Capacitors and inductors
Hungary	- Capacitors and ferrite cores
Hong Kong	- Ferrite cores
United Kingdom	- Network adaptors

     In addition, TDK has sales subsidiaries in Germany, the United Kingdom, the United States, Hong Kong, Singapore, Australia, Sweden, Italy, Brazil, Poland, France and China.

     TDK is pursuing a policy of expanding overseas production, which enables TDK to more easily adapt to fluctuating exchange rates and potential trade barriers. Production outside Japan as a percentage of sales outside Japan was 76.9 percent in fiscal 2003, 75.7 percent in fiscal 2002, and 85.1 percent in fiscal 2001.

     Consolidated net sales of TDK and consolidated subsidiaries by geographical area for fiscal 2003, 2002, 2001 and 2000 were as follows:

	2003		2002		2001		2000		2003

				(millions of yen) (%)					(millions of dollars)

Japan	¥172,818	(28.4)	¥178,771	(31.3)	¥239,336	(35.2)	¥251,244	(37.8)	$1,440.1
North America	82,792	(13.6)	86,471	(15.2)	120,130	(17.7)	107,801	(16.2)	692.0
Europe	77,191	(12.7)	76,604	(13.4)	93,632	(13.8)	82,907	(12.5)	643.3
Other	276,079	(45.3)	228,665	(40.1)	225,988	(33.3)	222,761	(33.5)	2,298.6

Total	¥608,880	(100.0)	¥570,511	(100.0)	¥679,086	(100.0)	¥664,713	(100.0)	$5,074.0

     Net sales in each geographic area are based on the location of TDK entities where the external sales are generated.

Competition

     In electronic materials and components, rapid technological renovation makes technological improvement a particularly significant competitive factor in the industry. Product performance characteristics, reliability, price, and the diversity of product line-ups are also significant competitive factors. In general, TDK’s ferrite and other products compete with similar products made of other materials. For many applications in which specific performance characteristics are required, however, competition with other materials is not significant.

     In Japan and elsewhere, the markets in which TDK sells its products are highly competitive. TDK believes that the principal elements of competition in recording media and systems are brand recognition, product quality, and marketing strategy. While the Japanese, American and European optical disks markets have grown in terms of volume, they have continued to be plagued by severe price competition. However, TDK has consistently promoted internationalization in manufacturing and marketing and has maintained strategic sales in regions where high profitability is expected. Meanwhile, TDK has implemented further cost-reduction programs and is increasing its competitive strength in other ways, notably through the expansion of overseas production.

Raw Materials and Sources of Supply

     TDK purchases a wide variety of raw materials, machines, tools and parts for use in the manufacture of its products. The principal raw materials purchased include polymer modules, used to mould tape cassette bodies and in packaging, iron oxide, base film for magnetic tape and various electronic and mechanical parts. For manufacture in Japan, TDK purchases such raw materials from approximately 1,900 different sources, primarily in Japan. However, TDK purchases base tape from mainly three suppliers in Japan, although alternative sources of supply exist. Recently TDK increased its purchases from overseas and also increased local procurement of raw materials. No single source accounted for more than 10 percent of total purchases for fiscal 2003.

Environmental Protection Activities

     TDK is going all out to achieve zero emission status at all sites in Japan and five sites overseas. Having formulated a fundamental environmental plan, “TDK Environmental

Action 2010”, TDK is committed to contributing to the creation of a society oriented toward recycling.

     The plan contains nine action points that were established based on the nature of TDK’s business activities, and sets medium- and long-term goals. Furthermore, the TDK Environmental Action 2010 clearly defines the roles and responsibilities of regional groups, business groups and the head office.

     Overview of TDK Environmental Action 2010

1.	Enhancement of Environmental Management Systems

2.	Strict Observance of Laws

3.	Risk Management

4.	Information Management

5.	Global Warming Countermeasures

6.	Waste Countermeasures

7.	Chemical Waste Release Controls

8.	Regional and Social Contributions

9.	Product Development

     Based on the understanding that implementation and experience are the most important elements in environmental measures, TDK believes that the promotion of TDK Environmental Action 2010 will enhance TDK’s corporate value.

     During fiscal 2003, five TDK business locations in Japan, including the Mikumagawa Plant, achieved zero emission status, bringing the total number of TDK sites to reach this exacting target to seven. As of March 31, 2003, the TDK group in Japan as a whole was recycling 92.4% of all the waste it generates.

C. Organizational structure

     The following table lists the significant subsidiaries owned by TDK.

Name of company	Head office location	Percentage owned

SAE Magnetics (H.K.) Ltd.	Hong Kong	100.0%
TDK Recording Media Europe S.A.	Luxembourg	100.0%
TDK U.S.A. Corporation	New York, U.S.A	100.0%

D. Property, plants and equipment

     TDK’s manufacturing operations are conducted primarily at 35 plants in Japan and 21 plants overseas.

     The following table sets forth information, as of March 31, 2003, with respect to TDK’s manufacturing facilities, approximately 85 percent [in terms of floor space] of which are owned by TDK.

	Number of	Floor space
	Principal	(thousands of
Location	factories	square feet)	Principal products manufactured

Japan
Akita	17	2,168	Capacitors, ferrite cores, inductors and high-frequency components
Nagano	4	1,146	GMR heads and optical disks
Chiba	2	713	Rare-earth metal magnets, ferrite cores and high-frequency components
Yamanashi	3	603	GMR heads and data storage tapes
Oita	1	471	Videotapes
Shizuoka	3	464	Ferrite magnets
Yamagata	3	311	Inductors
Iwate	1	298	Capacitors
Ibaraki	1	112	Display
Overseas
China	5	2,498	GMR heads, magnetic heads, inductors, ferrite cores and capacitors
United States of America	4	561	GMR heads, capacitors, ICs, inductors and ferrite magnets
Luxembourg	1	362	Videotapes and CD-Rs
Taiwan	1	345	Capacitors, ferrite cores and power supplies
Philippines	1	344	GMR heads
Thailand	1	285	Audiotapes and rare-earth metal magnets
Malaysia	2	270	Capacitors and high-frequency components
Korea	1	164	Capacitors and inductors
Hungary	1	160	Capacitors and ferrite cores
Hong Kong	3	42	Ferrite cores
United Kingdom	1	2	Network adaptors

Total	56	11,319

     TDK considers all of its principal manufacturing facilities and other significant properties to be in good condition and adequate to meet the needs of its operations. TDK owns each of its significant properties.

     As of March 31, 2003, TDK excluded 1 plant in Japan, 2 plants in the Americas and 1 plant in Europe from above table because these plants have stopped their operations in order to improve TDK’s profitability in connection with the implementation of TDK’s restructuring.

     In addition, TDK utilizes additional floor space at the above plants and elsewhere for laboratories, office buildings, and employee housing and welfare facilities with an aggregate floor space of 6,454 thousand square feet, of which approximately 54 percent are owned by TDK and the remaining balances are leased to TDK.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of Operations

	Years ended March 31,

	2003	2002	2001	2003

	(millions of yen)			(millions
		(%)		of dollars)
Net sales	¥608,880	¥570,511	¥679,086	$5,074.0
	(100.0)	(100.0)	(100.0)
Cost of sales	459,616	464,620	496,083	3,830.1
	(75.5)	(81.4)	(73.1)
Selling, general	121,839	123,741	131,074	1,015.3
and administrative expenses	(20.0)	(21.7)	(19.3)
Restructuring cost	5,345	25,872	—	44.6
	(0.9)	(4.5)	—
Other income (other deductions)	(3,999)	25	12,587	(33.3)
	(-0.6)	—	(1.9)
Income taxes and minority interests	6,062	(17,926)	20,533	50.5
	(1.0)	(-3.1)	(3.0)

Net income (loss)	¥ 12,019	¥ (25,771)	¥ 43,983	$100.2
	(2.0)	(-4.5)	(6.5)

Sales by Region

	Years ended March 31,

	2003	2002	2001	2003

	(millions of yen)			(millions
		(%)		of dollars)
Japan	¥165,503	¥164,804	¥221,279	$1,379.2
	(27.2)	(28.9)	(32.6)
Americas	106,060	109,452	126,269	883.8
	(17.4)	(19.2)	(18.6)
Europe	78,740	79,639	96,263	656.2
	(12.9)	(13.9)	(14.2)
Asia (excluding Japan) and Oceania	255,901	214,377	234,063	2,132.5
	(42.0)	(37.6)	(34.4)
Middle East and Africa	2,676	2,239	1,212	22.3
	(0.5)	(0.4)	(0.2)

Net sales	¥608,880	¥570,511	¥679,086	$5,074.0
	(100.0)	(100.0)	(100.0)

     This summary of sales by region is based on the location of the customer.

Fiscal 2003 Compared to Fiscal 2002

Sales

     Consolidated net sales increased 6.7 percent to ¥608.9 billion ($5,074 million) in fiscal 2003, the year ended March 31, 2003, from ¥570.5 billion in fiscal 2002, the year ended March 31, 2002. TDK’s operating environment in fiscal 2003 remained as very severe as it was during the previous fiscal year. The bellwether U.S. economy, the driving force of the world economy, appeared to gradually move back onto a recovery footing after taking a step backwards at the start of 2002. However, in the closing months of 2002, consumer and corporate sentiment nosedived due to stagnant demand and tumbling share prices. The Japanese and European economies, which are highly reliant on external demand, felt the effects of the U.S. slowdown. Asia, including China, fared relatively well, but this region is nowhere near becoming a leading force in the world economy just yet.

     The increase in sales in this difficult operating environment reflects a recovery in TDK’s share of the HDD head market and rising demand for electronic components, which is being fueled by the digitalization of audio and visual equipment and the increasing use of electronics in automobiles.

     In the electronics materials and components segment, net sales rose 9.2 percent to ¥472.5 billion ($3,938 million) in fiscal 2003, from ¥432.9 billion in fiscal 2002. In the electronic materials sector, sales rose 4.4 percent, from ¥161.8 billion to ¥168.9 billion ($1,408 million). Sales of multilayer chip capacitors, a mainstay of capacitor products, increased on the strength of the digitalization of audio and visual equipment and increasing use of electronics in automobiles. Sales of ferrite cores and magnets edged down slightly year on year due to reduced demand for ferrite cores used in IT-related information and communications applications, despite increased magnet sales in the automobile and parts fields. In the electronic devices sector, sales increased 6.4 percent, from ¥105.9 billion to ¥112.7 billion ($939 million). Inductive devices recorded higher sales, reflecting the growing use of automotive electronics as well as growth in demand for digital audio and visual products. However, sales of high-frequency components, a large proportion of which are used in communications applications, particularly mobile phones, declined with demands for price reductions from customers having been severe due to the continuing supply glut. Recording devices sales climbed 19.7 percent, from ¥147.0 billion to ¥176.0 billion ($1,467 million). This increase was due to a recovery in TDK’s market share amid firm overall demand in the HDD head market. TDK’s 40 gigabyte/disk HDD heads were instrumental in winning back customers. In the semiconductors and others sector, sales dipped 17.9 percent, from ¥18.1 billion to ¥14.9 billion ($124 million). Sales of semiconductors for communications applications dropped sharply due to the continuing low levels of investment in communication infrastructure equipment.

     In the recording media and systems segment, sales edged down slightly by 0.9 percent, to ¥136.4 billion ($1,136 million) in fiscal 2003 from ¥137.6 billion in fiscal 2002. There were several reasons. Audiotape sales continued to shrink from the previous fiscal year as the long-term decline in demand continued due to the market shift to optical media. While there is a similar long-term decline in demand for videotapes due to the rising popularity of optical media and DVD software, sales rose slightly during the year, boosted by demand stemming from the 2002 FIFA World Cup™. In optical media, demand for CD-Rs and DVDs was buoyant, but this strength was negated by falling MD demand and lower sales prices of CD-Rs, resulting in largely flat sales overall. Tape-based data storage media for computers, which obtained new-standard LTO* (Linear Tape-Open) verification in the previous fiscal year, and software also recorded sales gains.

     * Linear Tape-Open, LTO, LTO logo, Ultrium and Ultrium logo are trademarks of HP, IBM and Seagate RSS in the U.S., other countries or both.

     By region, sales in Japan increased 0.4 percent to ¥165.5 billion ($1,379 million) in fiscal 2003 from ¥164.8 billion in fiscal 2002. There was a 9.3 percent increase in overseas sales year on year to ¥443.4 billion ($3,695 million) in fiscal 2003 from ¥405.7 billion in fiscal 2002. Overseas sales accounted for 72.8 percent of consolidated net sales.

     While robust demand was recorded for capacitors and DC-DC converters for video game systems, sales in Japan were largely unchanged due to lower sales in the recording media and systems segment as audiotape demand declined.

     In Asia (excluding Japan) and Oceania, sales increased due to higher sales in recording devices, as TDK regained market share, and higher sales in electronic materials and electronic devices.

     In the Americas, sales declined as lower sales in the electronic materials and components segment out-weighed higher sales in other areas, particularly for tape-based data storage media for computers.

     In Europe, sales declined. Sales of automotive components in the electronics materials and components segment were strong. However, total sales in this region were brought down by waning demand for high-frequency components for mobile phones, particularly GSM-format phones, and falling demand for audiotapes and MDs in the recording media and systems segment.

Effect of foreign exchange movements

     In fiscal 2003, overseas sales accounted for 72.8 percent of consolidated net sales, up 1.7 percentage points. As a result, fluctuations in foreign exchange rates have a significant effect on TDK’s consolidated sales and income. During fiscal 2003, the yen appreciated 2.4 percent in relation to the U.S. dollar and depreciated 9.5 percent in relation to the euro, based on TDK’s average internal exchange rates. Overall, TDK estimates that exchange rate movements during fiscal 2003 had the net effect of reducing net sales by about ¥2.8 billion, in relation to the prior fiscal year. TDK conducts a large share of business activities outside Japan as one way to offset the impact of exchange-rate fluctuations. Such activities include manufacturing and sales, as well as research, design and procurement. In-region production in fiscal 2003 represented 111.3 percent of sales in Asia (excluding Japan) and Oceania, 28.6 percent in the Americas, and 33.0 percent in Europe. Overseas production accounted for 56.0 percent of total sales in fiscal 2003, compared with 53.8 percent one year earlier, and for 76.9 percent of overseas sales, compared with 75.7 percent one year earlier. The rise in the percentage of overseas production in fiscal 2003 is mainly due to higher production in Asia in the electronic materials and components segment as a result of an increase in the occupation utilization rate of plants located in China, which increased in line with sales growth resulting from a recovery in market share in recording devices.

     TDK and certain overseas subsidiaries hedge exposure to foreign exchange movements by entering into forward foreign exchange contracts and swaps for some foreign currency-denominated obligations. Foreign exchange risks arising in operating activities are hedged by using forward foreign exchange contracts. In principle, TDK’s policy is to hedge up to 50 percent of expected foreign currency-denominated accounts receivable for each month for the next six months. Due to the global nature of operations, management realizes that currency movements continue to have the potential to exert a material influence on consolidated performance.

Cost and expenses

     The cost of sales decreased 1.1 percent from ¥464.6 billion in fiscal 2002 to ¥459.6 billion ($3,830 million) in fiscal 2003 despite an increase in net sales, and fell from 81.4 percent to 75.5 percent of net sales, respectively. This reflected both an improvement in the capacity utilization rate accompanying higher sales, and cutbacks in expenses and various cost improvements resulting from structural reforms. These benefits outweighed strong downward pressure on prices and adverse effects of foreign exchange movements. As a result, gross profit increased 41.0 percent.

     Selling, general and administrative expenses decreased ¥1.9 billion from ¥123.7 billion in fiscal 2002 to ¥121.8 billion ($1,015 million) in fiscal 2003, and decreased from 21.7 percent to 20.0 percent of net sales, respectively. This was because TDK managed to hold expenses to an increase of only 1.5 percent, although sales rose 6.7 percent, thanks to thoroughgoing expenditure reviews. Research and development expenses represented 5.2 percent of net sales, compared with 6.8 percent in the previous fiscal year. In addition, TDK recognized restructuring costs of ¥5.3 billion ($45 million) for structural reforms, but this was a sharp decrease from the ¥25.9 billion recognized in the previous fiscal year.

     During the year ended March 31, 2003, TDK recorded a restructuring charge of ¥5.3 billion ($44.5 million). As a result of the restructuring, a total of 1,302 regular employees were terminated through March 31, 2003. TDK and domestic subsidiaries released 237 employees in Japan and overseas subsidiaries released 1,065 employees mainly in the Americas and Europe. TDK recorded a workforce reduction charge of approximately ¥2.3 billion ($19.6 million) relating primarily to severances. TDK recorded a restructuring charge of ¥3.0 billion ($25.0 million) mainly relating to losses on the disposal of property, plant and equipment in Japan, in the Americas and in Europe.

     The downturn in the U.S. economy from the fourth quarter ended March 31, 2001 and the recent reduction in IT investment volume on a world-wide basis had an adverse effect on TDK. Under the circumstances, TDK believes offering competitive pricing is essential to maintaining its advantageous position in the market of electronic components. Additionally, many of TDK’s customers who manufacture consumer products have transferred their manufacturing facilities to Asian countries, in particular China. As a result, TDK, as a supplier of electronic components to these customers, will be required to transfer certain of its factories to these Asian countries in order to meet the customer’s logistical needs. Given the global economic conditions, TDK decided to restructure its organization to improve its competitive and financial position on a world-wide basis. The structural reforms implemented over the past two years, including manufacturing plant integration and closure, reduction of headcount and other rationalization plans, were accomplished almost on schedule through March 31, 2003.

     Through March 31, 2003, TDK has paid ¥5.1 billion ($42.7 million) of the ¥5.3 billion ($44.5 million) restructuring charges. TDK anticipates that substantially all of the remaining restructuring costs will be paid by the end of first quarter of fiscal 2004.

Other income and deductions

     Other expenses increased ¥4.0 billion from the previous fiscal year, mainly on account of a ¥3.1 billion increase in loss on securities (net of gain) and a ¥2.1 billion rise in foreign exchange losses included in other deductions, offset by a ¥1.3 billion increase in equity in earnings of affiliates.

Income taxes and minority interests

     The ratio of income taxes and income tax benefit to income (loss) before income taxes (the effective tax rate) decreased from 38.9 percent in fiscal 2002 to 29.3 percent in fiscal 2003. The decrease reflects the higher amounts of income earned in China during fiscal 2003, which were taxed at rates lower than TDK’s effective rate for all other jurisdictions in which it pays income taxes. The difference between TDK’s statutory tax rate of 41 percent and its effective tax rate is principally due to differences in statutory rates of foreign subsidiaries and the generation of net operating loss carryforwards currently reserved. Loss of minority interests are caused by the net income at the subsidiaries with the minorities.

Net income (loss)

     TDK posted a net income of ¥12.0 billion ($100 million), resulting in net income per share of ¥90.56 ($0.75) for fiscal 2003 as compared to minus ¥193.91 in fiscal 2002. The return on equity was 2.1 percent, compared to minus 4.2 percent in fiscal 2002. Cash dividends paid during the fiscal year totaled ¥45 ($0.38). This dividend is the sum of the June 2002 year-end dividend of ¥20 and the November 2002 interim dividend of ¥25. Shareholders of record on March 31, 2003 received a cash dividend of ¥25 per share at the end of June 2003.

Fiscal 2002 Compared to Fiscal 2001

Sales

     Consolidated net sales decreased 16.0 percent from ¥679.1 billion in fiscal 2001 to ¥570.5 billion in fiscal 2002, the year ended March 31, 2002, despite an increase in sales in the recording media and systems segment. This result reflected sharply lower sales in the electronic materials and components segment. Sales were affected by inventory corrections at TDK’s customers in a broad range of categories. These corrections were prompted by two main factors: the slowdown in the U.S. economy from the fourth quarter of fiscal 2001, and a global downturn in IT investment. Prolonging the correction period was a huge surplus of inventories across a broad spectrum of electronic components. An overly optimistic outlook for worldwide demand for mobile phones and PCs was to blame for this situation.

     In the electronic materials and components segment, net sales fell 21.6 percent from ¥552.1 billion to ¥432.9 billion. In the electronic materials sector, sales decreased 23.7 percent, from ¥212.1 billion to ¥161.8 billion. The majority of the decrease reflected sharply lower sales of components for use in mobile phones and PCs. Sales were substantially lower for multilayer chip capacitors and high-frequency components used in mobile phones and other communications equipment on account of a dramatic drop-off in orders. Sales of ferrite cores and magnets also fell for use in data-communications devices, such as ADSL (Asymmetric Digital Subscriber Lines) devices, PCs and peripherals, and AV products. In the electronic devices sector, sales decreased 27.0 percent, from ¥145.2 billion to ¥105.9 billion. Sales of inductive devices decreased due to falling demand for audio and visual products, PCs and peripherals, and communications. High-frequency components experienced large decrease in sales as a result of a slowdown in demand for mobile phone. Recording devices sales decreased 13.1 percent, from ¥169.1 billon to ¥147.0 billion. In HDDs, sales dropped in the first half of fiscal 2002, reflecting two factors: TDK lost market share in mainstream 30 gigabyte/disk HDD heads and demand dropped as customers reduced inventories. In fiscal 2002’s second half, however, TDK regained some lost market share on strong demand for its next-generation 40 gigabyte/disk HDD heads, which helped to limit the overall decrease in sector sales. In the semiconductors and others sector, sales decreased 29.3 percent, from ¥25.6 billion to ¥18.1 billion due to a continuation of sluggish demand for communications infrastructure equipment and PCs, which drove demand for TDK’s products in fiscal 2001.

     Recording media and systems sales increased 8.4 percent to ¥137.6 billion in fiscal 2002 from ¥127.0 billion in fiscal 2001. In addition to the yen’s depreciation, this rise can be attributed to higher sales of recording equipment, which TDK started to sell in the second half of fiscal 2001. Audiotape and videotape sales declined due to the increasingly widespread use of optical media. However, sales of CD-Rs, which account for a substantial proportion of TDK’s optical media sales, rose as higher volumes outweighed price falls.

     By region, sales in Japan decreased 25.5 percent to ¥164.8 billion in fiscal 2002 from ¥221.3 billion in fiscal 2001 and overseas sales fell 11.4 percent to ¥405.7 billion in fiscal

2002 from ¥457.8 billion in fiscal 2001. Overseas sales accounted for 71.1 percent of consolidated net sales.

     In Japan, sales of multilayer chip capacitors and high-frequency components for mobile phones decreased amid generally lackluster demand. Sales of PC- and peripheral-related products, including recording devices, also dropped. Moreover, the recording media and systems segment posted lower sales due to falling demand and prices.

     In Asia (excluding Japan) and Oceania, sales were hit hard by slumping demand for electronic materials and electronic devices, as well as lower sales of recording devices, which represent a high share of total sales.

     In the Americas, sales dropped due to a dramatic fall in sales of semiconductors and electronic components for communications equipment and PCs, amid a market downturn. The extent of the decline, however, was limited by higher sales in the recording media and systems segment, which got a boost from recording equipment sales, and the beneficial effect of the yen’s depreciation against the U.S. dollar.

     In Europe, orders slumped for multilayer chip capacitors and high-frequency components for GSM-format mobile phones, resulting in sharply lower sales of electronic materials and electronic devices. This decrease outweighed higher sales in the recording media and systems segment and depreciation of the yen against the euro.

Effect of foreign exchange movements

     In fiscal 2002, overseas sales accounted for 71.1 percent of consolidated net sales, up 3.7 percentage points. As a result, fluctuations in foreign exchange rates have a significant effect on TDK’s consolidated sales and income. During fiscal 2002, the yen weakened against most other major currencies. The yen depreciated 13 percent in relation to the U.S. dollar and 10 percent in relation to the euro, based on TDK’s average internal exchange rates. Overall, TDK estimates that exchange rate movements during fiscal 2002 had the net effect of increasing net sales by approximately ¥40.8 billion in relation to fiscal 2001.

     TDK conducts a large share of business activities outside Japan as one way to offset the impact of exchange-rate fluctuations. Such activities include manufacturing and sales, as well as research, design and procurement. In-region production in fiscal 2002 represented 113.2 percent of sales in Asia (excluding Japan) and Oceania, 27.3 percent in the Americas, and 43.4 percent in Europe. Overseas production accounted for 53.8 percent of total sales in fiscal 2002, compared with 57.4 percent one year earlier, and for 75.7 percent of overseas sales, compared with 85.1 percent one year earlier. The fall in the percentage of overseas production in fiscal 2002 is mainly due to lower production in the U.S. and the switch in the recording media and systems segment to purchasing externally produced recording media.

     TDK and certain of its overseas subsidiaries hedge exposure to foreign exchange movements by entering into forward foreign exchange contracts and swaps for some foreign currency-denominated obligations. Due to the global nature of operations, management realizes that currency movements continue to have the potential to exert a material influence on consolidated performance.

Cost and expenses

     The cost of sales decreased 6.3 percent in fiscal 2002, but rose from 73.1 percent to 81.4 percent of net sales. This reflected both the deterioration of the capacity utilization rate due to lower sales caused by a sharp decrease in orders, and the strong downward pressure on prices. Gross profit declined 42.1 percent, as cost-cutting efforts and the beneficial effects of the yen’s depreciation were outweighed by negative factors.

     Selling, general and administrative expenses decreased ¥7.3 billion from fiscal 2001. This was primarily because of an overall reduction in various expenses, including personnel and advertising costs. Research and development expenses represented 6.8 percent of net sales, compared with 5.4 percent in the previous year. In addition, TDK booked restructuring costs of ¥25.9 billion for business structural reforms, which increased the extent of the net loss. Through March 31, 2002, TDK had paid ¥14,600 million of the ¥25,872 million restructuring charges. TDK had paid all of the remaining restructuring costs by the end of first quarter of fiscal 2003.

Other income and deductions

     Other revenues decreased ¥12.6 billion from fiscal 2001, mainly on account of a ¥13.5 billion decrease in gain on securities (net of loss), principally by contributing investment securities to a pension trust.

Income taxes and minority interests

     The ratio of income taxes and income tax benefit to income (loss) before income taxes (the effective tax rate) increased from 30.7 percent in fiscal 2001 to 38.9 percent in fiscal 2002. The increase reflects the lower amounts of income earned in China during fiscal 2002, which were taxed at rates lower than TDK’s effective rate for all other jurisdictions in which it pays income taxes. The difference between TDK’s statutory tax rate of 41 percent and its effective tax rate in fiscal 2001 was principally due to differences in statutory rates for foreign subsidiaries. Gain of minority interests are caused by the net loss at the subsidiaries with the minorities.

Net income (loss)

     TDK posted a net loss of ¥25.8 billion, resulting in a net loss per share of ¥193.91. The return on equity deteriorated from 7.3 percent to minus 4.2 percent. Cash dividends paid during the fiscal year totaled ¥60. This dividend is the sum of the June 2001 year-end dividend of ¥30 and the November 2001 interim dividend of ¥30. Shareholders of record on March 31, 2002 received a cash dividend of ¥20 per share at the end of June 2002.

Segment Information

     The following industry and geographic segment information is required by the Japanese Securities Exchange Law. The segment information is unaudited.

Industry Segment Information

	Years ended March 31

	2003	2002	2001	2003

	(millions of yen)			(thousands of dollars)
ELECTRONIC MATERIALS AND COMPONENTS
Net sales
Unaffiliated customers	¥472,529	¥432,886	¥552,072	$3,937,742
Intersegment	—	—	—	—

Total revenue	472,529	432,886	552,072	3,937,742
	(100.0%)	(100.0%)	(100.0%)	(100.0%)
Operating expenses	451,993	469,232	486,714	3,766,608
	(95.7%)	(108.4%)	(88.2%)	(95.7%)

Operating profit (loss)	¥ 20,536	¥ (36,346)	¥ 65,358	$171,134
	(4.3%)	(-8.4%)	(11.8%)	(4.3%)

Identifiable assets	495,144	513,218	572,087	4,126,200
Depreciation and amortization	53,015	56,031	55,472	441,792
Capital expenditures	38,882	55,046	91,509	324,017

RECORDING MEDIA AND SYSTEMS
Net sales
Unaffiliated customers	¥136,351	¥137,625	¥127,014	$1,136,258
Intersegment	—	—	—	—

Total revenue	136,351	137,625	127,014	1,136,258
	(100.0%)	(100.0%)	(100.0%)	(100.0%)
Operating expenses	134,807	145,001	136,049	1,123,392
	(98.9%)	(105.4%)	(107.1%)	(98.9%)

Operating profit (loss)	¥ 1,544	¥ (7,376)	¥ (9,035)	$12,866
	(1.1%)	(-5.4%)	(-7.1%)	(1.1%)

Identifiable assets	96,761	109,055	114,182	806,342
Depreciation and amortization	4,774	5,889	8,107	39,783
Capital expenditures	2,569	3,731	7,943	21,408

ELIMINATIONS AND CORPORATE
Corporate assets	¥155,432	¥127,637	¥133,908	$1,295,266

TOTAL
Net sales
Unaffiliated customers	¥608,880	¥570,511	¥679,086	$5,074,000
Intersegment	—	—	—	—

Total revenue	608,880	570,511	679,086	5,074,000
	(100.0%)	(100.0%)	(100.0%)	(100.0%)
Operating expenses	586,800	614,233	622,763	4,890,000
	(96.4%)	(107.7%)	(91.7%)	(96.4%)

Operating profit (loss)	¥ 22,080	¥ (43,722)	¥ 56,323	$184,000
	(3.6%)	(-7.7%)	(8.3%)	(3.6%)

Identifiable and corporate assets	747,337	749,910	820,177	6,227,808
Depreciation and amortization	57,789	61,920	63,579	481,575
Capital expenditures	41,451	58,777	99,452	345,425

Notes:

(1)	Operating profit (loss) is defined as net sales less cost of sales and selling, general and administrative expenses (excluding the amortization of certain identifiable intangibles in 2001), and restructuring costs.

(2)	Depreciation and amortization in 2001 does not include the amortization of certain identifiable intangibles.

(3)	TDK adopted the Emerging Issues Task Force Issue 01-9 (“EITF 01-9”), “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” from the fiscal year beginning April 1, 2002 and certain amounts in the fiscal year from 2001’s segment information have been reclassified, with no effect on operating profit (loss), to conform to the fiscal 2003 presentation.

Geographic Segment Information

	Years ended March 31

	2003	2002	2001	2003

	(millions of yen)			(thousands of dollars)
JAPAN
Net sales	¥334,882	¥328,214	¥458,874	$2,790,683
Operating profit (loss)	5,193	(33,252)	39,504	43,275
Identifiable assets	326,128	341,815	389,195	2,717,733
AMERICAS
Net sales	101,784	101,910	131,392	848,200
Operating loss	(1,082)	(12,712)	(1,394)	(9,017)
Identifiable assets	73,845	84,403	94,166	615,375
EUROPE
Net sales	78,462	78,941	95,503	653,850
Operating profit (loss)	(3,547)	(3,184)	2,236	(29,558)
Identifiable assets	48,108	52,188	62,618	400,900
ASIA AND OTHERS
Net sales	314,918	268,364	298,706	2,624,317
Operating profit	20,640	1,700	20,982	172,000
Identifiable assets	193,637	194,057	197,502	1,613,642
ELIMINATIONS AND CORPORATE
Net sales	221,166	206,918	305,389	1,843,050
Operating profit (loss)	(876)	(3,726)	5,005	(7,300)
Identifiable assets	105,619	77,447	76,696	880,158
TOTAL
Net sales	¥608,880	¥570,511	¥679,086	$5,074,000
Operating profit (loss)	22,080	(43,722)	56,323	184,000
Identifiable assets	747,337	749,910	820,177	6,227,808
OVERSEAS SALES
Americas	¥106,060	¥109,452	¥126,269	$883,833
Europe	78,740	79,639	96,263	656,167
Asia and others	258,577	216,616	235,275	2,154,808
Overseas sales total	¥443,377	¥405,707	¥457,807	$3,694,808
Percentage of consolidated sales	72.8%	71.1%	67.4%	72.8%

Notes:

(1)	Operating profit (loss) is defined as net sales less cost of sales and selling, general and administrative expenses (excluding the amortization of certain identifiable intangibles in 2001), and restructuring costs.

(2)	TDK adopted the Emerging Issues Task Force Issue 01-9 (“EITF 01-9”), “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” from the fiscal year beginning April 1, 2002 and certain amounts in the fiscal year from 2001’s segment information have been reclassified, with no effect on operating profit (loss), to conform to the fiscal 2003 presentation.

(3)	Net sales in each geographic area are based on the location of TDK entities where the sales are generated.

(4)	Overseas sales are based on the location of the customers.

B. Liquidity and capital resources

Operating capital requirements

     TDK’s requirements for operating capital primarily are for the purchase of raw materials and parts for use in the manufacture of its products. Also, operating expenses, including manufacturing expenses and SGA expenses, require a substantial amount of operating capital. Payroll and payroll-benefits, and marketing expenses, such as those incurred for advertising and sales promotion, account for a significant portion of operating expenses. TDK’s expenditure for R&D is recorded as a part of various operating expenses, and payroll for R&D-related personnel accounts for a material portion of R&D expenses. The necessary funds for these expenses are provided internally from profits, reduction of inventories and other sources.

Capital Expenditures

     In fiscal 2003, capital expenditures on a cash basis were ¥41.5 billion ($345 million), compared with ¥58.8 billion in fiscal 2002. With no signs of a broad-based economic recovery and growing uncertainty about the future, TDK emphasized cash flows and concentrated capital expenditures on strategically important business fields. Among major overseas projects were HDD head facility expansions and upgrades in China and the U.S., and the expansion of production facilities for electronic materials and components in China. In Japan, multilayer chip capacitors and other electronic materials and components production and research facilities, and production and research facilities for HDD heads were significant elements of capital outlays. The funds for these capital expenditures were provided by internal resources generated from depreciation and profits.

     In fiscal 2002, capital expenditures on a cash basis were ¥58.8 billion, compared with ¥99.5 billion in fiscal 2001. Due to the significant uncertainty about the future amid the prolonged worldwide recession, TDK emphasized cash flows and concentrated capital expenditures in strategically important business fields. Among major overseas projects were HDD head facility expansions and upgrades in China and the U.S., and the expansion of production facilities for electronic materials and components in China. In Japan, multilayer chip capacitors and other electronic materials and components production and research facilities, and production and research facilities for HDD heads were significant elements of capital outlays.

     Fiscal 2001 capital expenditures on a cash basis totaled ¥99.5 billion, compared with ¥84.8 billion in fiscal 2000. The large increase represents TDK’s aggressive actions to move rapidly to take advantage of opportunities in strategic market sectors. Among major overseas projects were HDD head facility expansions and upgrades in China and the U.S., and an expansion of production facilities for electronic materials and components in China. In Japan, production facilities for multilayer chip capacitors and other electronic materials, including the construction of a new plant, and production and research facilities for HDD heads were significant elements of capital outlays.

Off-balance sheet arrangements

     As part of its ongoing business, TDK does not participate in transactions with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other limited purposes.

     On March 31, 2003, commitments outstanding for the purchase of property, plant and equipment approximated ¥5.9 billion ($49 million). Contingent liabilities for guarantees of loans of TDK’s employees and affiliates amounted to approximately ¥7.2 billion ($60 million). TDK forecasts the use of ¥50.0 billion in capital expenditures for fiscal 2004, primarily for production facilities and rationalization measures. Actual capital expenditures could differ from this forecast as a result of factors such as shifts in technology, demand, prices, competition, economic environments and foreign exchange rates.

     Contractual obligations at March 31, 2003 are summarized as follows:

	Payments Due by Period (Yen millions)

		Less than
	Total	1 year	1 to 5 years	After 5 years

Contractual obligations:
Long-term debt	582	488	94	—
Operating leases	13,108	4,245	7,791	1,072

     TDK’s basic policy is to pay a stable dividend over the long term depending on operation results. Funds for paying dividends are allocated from internal funds.

     Regarding the shortfall in pension assets, TDK is currently considering the actions to take in response to certain recent reforms to the pension system, including transferring the substitutional portion of employee pension fund liabilities to the government.

     TDK has various employees pension plans covering employees. The unfunded amount as of March 31, 2003 was ¥104.1 billion ($867 million). The unfunded amount increased significantly by ¥31.5 billion as compared with last year due to a decrease in the discount rate and a low return on plan assets. However, out of this amount, ¥85.0 billion ($708 million) was accrued on the consolidated balance sheet as of March 31, 2003. TDK contributes to the Employees’ Pension Fund in conformity with governmental regulations, which require an employer to contribute to the Fund systematically in accordance with cost allocation methods and contribute special pension premiums in order to fund the unfunded portion over 20 years at the maximum if such unfunded portion exceeds the specified level prescribed in the regulations. Therefore, although there is no immediate substantial cash funding requirement, TDK’s cash funding requirement may be affected in the long term by changes in interest rates, returns on assets and governmental regulations.

     Regarding loans, in principle, TDK’s policy is to use funds provided by the parent company to meet the financing requirements of group companies. However, certain of TDK’s overseas subsidiaries have their own credit facilities with which they borrow funds.

     Regarding TDK’s capital expenditure plans, TDK’s policy is to rigorously select investments in the strategic fields of IT home electronic appliances, high-speed and large-capacity networks and car electronics. Capital expenditures will be funded using internally generated funds.

Financial Management

     Operating capital and capital expenditures are cash generated through operating activities in principle. To improve capital efficiency, to the extent possible, TDK will centralize financial management in the Head Office through the introduction of a cash management system (CMS). Surplus funds are invested with an emphasis on low risk. Funds from within the group will be utilized, to the extent possible, to extend financing to subsidiaries that cannot procure operating capital or funds for capital expenditures themselves.

     Cash flows for fiscal 2003, 2002 and 2001 are summarized as follows:

	Years ended March 31,

	2003	2002	2001	2003

	(millions of yen)			(millions of dollars)
Net income (loss)	¥ 12,019	¥(25,771)	¥ 43,983	$100.2
Adjustments to reconcile net income (loss) to net cash provided by operating activities	92,339	67,275	23,614	769.5

Net cash provided by operating activities	104,358	41,504	67,597	869.7

Net cash used in investing activities	(46,645)	(57,903)	(92,538)	(388.7)
Net cash used in financing activities	(7,925)	(13,202)	(8,814)	(66.0)
Effect of exchange rate changes on cash and cash equivalents	(4,998)	4,445	10,153	(41.7)

Net change in cash and cash equivalents	¥ 44,790	¥(25,156)	¥(23,602)	$373.3

     Fiscal 2003 cash and cash equivalents increased ¥44.8 billion to ¥170.6 billion ($1,421 million), from ¥125.8 billion in the previous fiscal year. Operating activities provided net cash of ¥104.4 billion ($870 million), a year-on-year increase of ¥62.9 billion. This reflected mainly a ¥37.8 billion increase in net income to ¥12.0 billion ($100 million); a decrease of ¥4.1 billion in depreciation and amortization to ¥57.8 billion ($482 million); a decrease in inventories of ¥14.3 billion ($119 million); and an increase of ¥6.7 billion ($56 million) in trade payables. Regarding the shortfall in pension assets, TDK is currently considering reforms to the pension system, including transferring the substitutional portion of employee pension fund liabilities.

     Investing activities used net cash of ¥46.6 billion ($389 million), a decrease of ¥11.3 billion, from ¥57.9 billion in the previous fiscal year. The main factor was a ¥17.3 billion decrease in capital expenditures to ¥41.5 billion ($345 million). Regarding research and development expenses, TDK’s policy is to focus investments in the strategic fields of IT home electronic appliances, high-speed and large-capacity networks and car electronics. Funds for research and development will be appropriated from internal funds.

     Financing activities used net cash of ¥7.9 billion ($66 million), ¥5.3 billion less than the ¥13.2 billion in cash used in the previous fiscal year. This mainly represented a ¥3.3 billion decrease in repayments of short-term debt and a ¥2.0 billion decrease in dividends paid.

     Regarding fund procurement costs, TDK has long-term corporate credit ratings of AA- and A1 from Standard & Poor’s and Moody’s, respectively. Furthermore, Standard & Poor’s gives TDK their highest short-term credit rating, A-1+, and TDK’s U.S. subsidiaries have been given the highest rating of P-1 by Moody’s. These ratings allow TDK to procure funds if needed at low interest rates.

     TDK’s basic policy is to pay a stable dividend over the long term. Funds for paying dividends are allocated from internal funds.

     With unstable financial conditions expected to continue in Japan, TDK’s policy is to maintain a high level of liquidity. TDK thus has no immediate plans to repurchase stock.

     TDK estimates that operating cash flows and other internal resources will provide adequate liquidity in fiscal 2004. Regarding cash flows for the fiscal year ending March 31,

2004 and onward, TDK expects to provide the necessary funds from operating cash flows by increasing profitability and improving the return on assets.

     Fiscal 2002 cash and cash equivalents decreased ¥25.2 billion to ¥125.8 billion. Operating activities provided cash of ¥41.5 billion, ¥26.1 billion less than a year earlier. The main reason for the decrease was the net loss of ¥25.8 billion, which partly resulted from the implementation of structural reforms. Investing activities used net cash of ¥57.9 billion, a decrease of ¥34.6 billion year on year. The main factor was a decrease in capital expenditures of ¥40.7 billion. Financing activities used net cash of ¥13.2 billion, ¥4.4 billion more than in the previous fiscal year. This mainly represented the repayment of ¥4.3 billion in short- and long-term debt at overseas subsidiaries. Cash dividends paid were ¥8.0 billion, the same level as in the previous fiscal year.

     Fiscal 2001 cash and cash equivalents decreased ¥23.6 billion to ¥150.9 billion. Net cash provided by operating activities was ¥26.3 billion less than in fiscal 2000. Depreciation and amortization increased ¥14.1 billion, but this was offset by a ¥6.7 billion decrease in net income and a net ¥6.4 billion increase in cash used by changes in trade receivables, inventories and trade payables. In addition, the overall decrease in net cash provided by operating activities reflected adjustments for a gain on contribution of equity securities to a pension trust of ¥12.5 billion and contribution of cash and cash equivalents to a pension trust of ¥15.3 billion. Investing activities used net cash of ¥92.5 billion, ¥6.2 billion less than in fiscal 2000. Although capital expenditures increased ¥14.7 billion over the previous year, there was a decrease in payment for purchase of investments of ¥16.5 billion and proceeds from maturities of marketable securities of ¥3.8 billion. Net cash used in financing activities was ¥4.0 billion lower than in fiscal 2000 due to an increase of ¥4.5 billion in short-term debt. As in fiscal 2000, dividends paid accounted for the majority of financing cash requirements.

Capital resources at March 31, 2003, 2002 and 2001 are summarized as follows:

	Years ended March 31,

	2003	2002	2001	2003

	(millions of yen)			(millions
		(%)		of dollars)
Short-term debt	¥ 1,431	¥ 1,655	¥ 5,120	$11.9
	(0.3)	(0.3)	(0.8)
Current installments of long term debt	488	657	759	4.1
	(0.1)	(0.1)	(0.1)
Trade notes payable	824	849	791	6.9
	(0.1)	(0.1)	(0.1)
Long-term debt, excluding current installments	94	459	1,004	0.8
	(0.0)	(0.1)	(0.2)
Stockholders’ equity	553,885	583,927	637,749	4,615.7
	(99.5)	(99.4)	(98.8)

Total capital	¥556,722	¥587,547	¥645,423	$4,639.4
	(100.0)	(100.0)	(100.0)

     TDK currently has no capital market debt outstanding. However, TDK maintains long-term corporate credit ratings of AA- and A1 from Standard & Poor’s and Moody’s, respectively. Furthermore, Standard & Poor’s gives TDK their highest short-term credit rating, A-1+ and TDK’s U.S. subsidiaries have been given the highest rating of P-1 by Moody’s.

     Total assets amounted to ¥747.3 billion ($6,228 million) at March 31, 2003, down ¥2.6 billion from ¥749.9 billion at the previous fiscal year-end. Among current assets, cash and cash equivalents increased ¥44.8 billion, from ¥125.8 billion to ¥170.6 billion ($1,421 million), while net trade receivables decreased ¥2.8 billion, from ¥142.8 billion to ¥140.0 billion ($1,167 million), and inventories were down ¥17.2 billion, from ¥91.1 billion to ¥73.9 billion ($616 million). And property, plant and equipment decreased ¥39.7 billion, from ¥265.6 billion to ¥225.9 billion ($1,883 million), as TDK reviewed capital expenditures.

     Total liabilities, meanwhile, increased ¥28.7 billion, from ¥161.4 billion to ¥190.1 billion ($1,584 million). Accrued expenses decreased ¥7.6 billion, from ¥35.7 billion to ¥28.1 billion ($234 million) due to the payment during the year of retirement allowances to employees who applied for a special voluntary retirement package offered as part of structural reforms implemented in fiscal 2002. Trade payables increased ¥4.4 billion, from ¥52.6 billion to ¥57.0 billion ($475 million), and retirement and severance benefits increased ¥35.0 billion, from ¥50.0 billion to ¥85.0 billion ($708 million).

     Total stockholders’ equity declined by a total of ¥30.0 billion, from ¥583.9 billion to ¥553.9 billion ($4,616 million). Accumulated other comprehensive loss rose ¥34.8 billion, from ¥44.0 billion to ¥78.8 billion ($657 million), due to a ¥18.7 billion rise in foreign currency translation adjustments and ¥15.8 billion increase in minimum pension liability adjustments. Offsetting these increases to some extent was a ¥5.8 billion rise in retained earnings, from ¥520.1 billion to ¥525.9 billion ($4,383 million).

     Total assets amounted to ¥749.9 billion as of March 31, 2002, a decrease of ¥70.3 billion from ¥820.2 billion at the previous fiscal year-end. Among current assets, cash and cash equivalents declined ¥25.1 billion, from ¥150.9 billion to ¥125.8 billion. Net trade receivables decreased ¥13.8 billion, from ¥156.6 billion to ¥142.8 billion, and inventories were down ¥25.3 billion, from ¥116.4 billion to ¥91.1 billion. In addition, no prepaid pension cost was recognized as of March 31, 2002, which amounted to ¥41.3 billion as of March 31, 2001, and there was a ¥34.3 billion increase in long-term deferred income taxes, from ¥2.7 billion to ¥37.0 billion.

     Total liabilities decreased ¥17.6 billion, from ¥179.0 billion to ¥161.4 billion. An ¥18.2 billion increase in retirement and severance benefits, from ¥31.8 billion to ¥50.0 billion, was offset by a decrease of ¥12.1 billion in trade payables, ¥64.7 billion to ¥52.6 billion, and ¥17.1 billion in income taxes, from ¥19.6 billion to ¥2.5 billion. In addition, debt, accrued expenses and other items decreased. Total stockholders’ equity declined by a total of ¥53.8 billion from ¥637.7 billion to ¥583.9 billion. This reflected a decrease of ¥36.1 billion in retained earnings, from ¥556.2 billion to ¥520.1 billion, mainly due to the net loss for fiscal 2002. Accumulated other comprehensive loss increased ¥19.1 billion, from ¥24.9 billion to ¥44.0 billion, due to an increase in minimum pension liability adjustments and a decrease in foreign currency translation adjustments.

     Total assets amounted to ¥820.2 billion as of March 31, 2001, an increase of ¥44.2 billion from ¥776.0 billion at the previous fiscal year-end. Cash and cash equivalents declined by ¥23.6 billion, from ¥174.5 billion to ¥150.9 billion. Net trade receivables decreased by ¥5.9 billion, from ¥162.5 billion to ¥156.6 billion, but inventories increased ¥31.6 billion, from ¥84.8 billion to ¥116.4 billion, mainly due to a sudden drop in orders for mobile phone components in the fiscal year’s fourth quarter.

     Current liabilities increased due to an increase in income taxes and other factors, although trade payables decreased ¥6.1 billion, from ¥70.8 billion to ¥64.7 billion, as orders for mobile phone components dropped sharply in the fourth quarter of fiscal 2001. Short- and long-term debt represents almost entirely the loans that TDK is obligated to hold until contractual repayment dates. The increase in fiscal 2001 primarily reflects debt at Headway Technologies. Retirement and severance benefits fell by ¥25.0 billion, from ¥56.8 billion to ¥31.8 billion. This was attributable to the establishment of a pension trust. Total stockholders’ equity increased 11.7 percent, from ¥571.0 billion to ¥637.7 billion. Foreign currency translation adjustments decreased as a weaker yen increased yen translations of overseas assets. The change also reflected movements in the minimum pension liability adjustments.

     For a discussion of financial instruments, see Note 14 “Risk Management Activities and Derivative Financial Instruments”, Note 15 “Fair Value of Financial Instruments” and Note 6 “Short-Term and Long-Term Debt” in Item 17 “Financial Statements”.

C. Research and development, patents and licenses, etc.

     R&D expenditures amounted to ¥31.9 billion ($266 million), 5.2 percent of net sales in fiscal 2003, ¥38.6 billion, 6.8 percent of net sales in fiscal 2002 and ¥37.0 billion, 5.4 percent of net sales in fiscal 2001.

     In its R&D activities, TDK continues to work on strengthening and expanding development of new products that respond to diversification in the electronics market. In particular, TDK is concentrating on next-generation recording-related products, micro electronics modules for mobile communications-related applications, and energy-efficient, environmentally friendly devices based on materials and design technologies. Furthermore, TDK is using its reservoir of technologies to conduct efficient R&D activities concentrating on three strategic areas: IT home electronic appliances, high-speed and large-capacity networks and car electronics. On April 1, 2003, TDK established the Application Center with the aim of quickly responding to market shifts and rising customer needs in strategic fields.

     In the recording media and systems field, TDK is pushing ahead with research on next-generation DVD-related products, including DVR Blue, while in the electronic components field R&D themes are development of tunnel-junction MR heads, research in next-generation magnetic recording technologies, improving high-frequency-related components for mobile communications applications and improving wireless LAN-related products. Moreover, in EMC-related areas, which draw on TDK’s materials technologies, TDK is working toward the commercialization of products designed for the increasingly higher frequencies used in electronic devices.

     R&D at TDK is conducted by four labs — the Corporate Research and Development Center, the Materials Research Center, the Information Technology Development Center and the HMS (Hybrid Material Solutions) Research Center - and the Application Center, Silicon Systems Development Department, the New Business Development Department, the Production Engineering Development Department as well as the R&D functions of each operating group. Each facility is developing new products in its area of responsibility. The Corporate Research and Development Center is primarily responsible for research in thin film-related technology, while the Materials Research Center mainly conducts research in magnetic and dielectric materials that use powder metallurgy. The Information Technology Development Center conducts research in next-generation recording and communications technologies, and the HMS Research Center conducts research in hybrid multilayer development technologies and related areas.

     In terms of overseas R&D activities, TDK is conducting R&D projects in collaboration with leading universities in the U.S. and U.K., and overseas R&D subsidiaries are making use of local technological resources. In China, where TDK is aiming to establish and develop an operating base capable of supporting growth, R&D activities are being carried out in the area of electronic components and materials. In addition, consolidated subsidiaries are pushing ahead with various R&D themes. TDK Semiconductor Corporation is developing semiconductors for LAN/WAN applications and Headway Technologies, Inc. is developing next-generation HDD heads.

     Although TDK has a variety of patents in Japan and other countries, and licenses from others, it believes that termination of any one of its patents or licenses or related group of patents or licenses would not materially adversely affect its business. Total income from its patents and licenses was ¥0.2 billion ($1.7 million) in fiscal 2003, ¥0.3 billion in fiscal 2002 and ¥0.4 billion in fiscal 2001. TDK paid ¥10.2 billion ($85.3 billion) in fiscal 2003, ¥6.1 billion in fiscal 2002 and ¥6.4 billion in fiscal 2001 mainly for the royalties under the optical disk license. TDK does not believe that acquisition of new proprietary patents or other companies’ patents would have a material effect on operating results in the future.

D. Trend information

Economic environment

     Macroeconomic conditions remained severe in fiscal 2003. The bellwether U.S. economy, the driving force of the world economy, appeared to gradually move back onto a recovery footing after taking a step backwards at the start of 2002. However, in the closing months of 2002 consumer and corporate sentiment nosedived due to stagnant demand and tumbling share prices. The Japanese and European economies, which are highly reliant on external demand, felt the effects of the U.S. slowdown. Asia, including China, fared relatively well, but this region is nowhere near becoming a leading force in the world economy just yet.

     TDK shook off this difficult operating environment to post a 6.7 percent increase in consolidated net sales, to ¥608,880 million, in fiscal 2003. Growth was paced by the electronics materials and components segment, with recording devices, in particular, posting higher sales on the back of a recovery in TDK’s share of the HDD-head market. Consolidated net income also bounced back. TDK recorded a sharp increase in net income to ¥12,019 million, reversing a net loss in fiscal 2002 of ¥25,771 million. The turnaround stems from structural reforms implemented during the past two years.

     Given the challenge TDK faced in fiscal 2003, TDK worked to generate profits with the presumption that our top line would not grow. TDK’s accomplishments of the past year were a major step toward building a base that can once again generate sustained earnings growth. TDK lowered its break-even point by reining in fixed costs. TDK overhauled its profit structure by concentrating resources on selected businesses. And TDK raised production efficiency. These measures allowed TDK to hit its initial operating income target of ¥20 billion. While fixed costs have been trimmed as planned, TDK has not seen the improvements it hoped for in respect of the variable expense ratio. This is because languishing demand and a supply glut caused sales prices to drop sharply.

     With challenging external conditions in mind, TDK is determined to make further refinements to its profit structure by tackling several ongoing themes. These include achieving greater rationalization of its existing product lineup; making TDK more competitive in terms of cost by raising productivity; ceasing to produce products that TDK cannot count on to contribute to earnings; and increasing sales of highly profitable products.

     As TDK turns its focus to the year ahead, one factor is almost certain to remain constant — macroeconomic conditions will continue to stagnate. Heretofore, much of the money in the world has been channeled into the U.S., which has set the tone for the world economy. But now this flow of money has changed. Two causes are falling share prices in the U.S. and increasing euro-denominated foreign currency reserves held by many countries. Net capital inflows prevented the U.S. economy from contracting, but now that these inflows are declining, the U.S. economy has lost some of its momentum. That said, for the time being, it is difficult to see another country replacing the U.S. as the key growth driver in the world economy. One other external factor casting a pall over our operating environment is the protracted stagnation in demand and fall in prices in the electronics industry.

     The stagnation in demand is the result of three main forces. One is that the markets for PCs and mobile phones are now being shaped by replacement demand. These markets will likely tread water until applications for harnessing the potential of broadband emerge. Secondly, we are still in a period of correction following the excessive capital expenditures. The third reason is structural economic reforms brought about by the Internet. Given this situation, no major expansion in demand in the electronics industry can be expected for the time being.

     Regarding falling sales prices, two main factors suggest that the downward trend will persist. One is excess supply resulting from an increase in the supply capabilities of companies in Asia, including china, and excess capacity that is a remnant of the IT bubble. A second reason is that Internet-based sales are exerting downward pressure on prices of products of all kinds.

     It is with these difficult macroeconomic conditions in mind that we will advance TDK’s businesses in the current fiscal year.

Looking forward

     Fundamental management policy

     TDK was established in 1935 as the world’s first company to commercialize a magnetic material called ferrite. In the ensuing years, TDK has grown as a result of its originality based on TDK’s founding spirit: “Contributes to culture and industry through creativity” and with the flexibility to rapidly adjust to changes in the business environment.

     Fundamental policy for distribution of earnings

     Returning earnings to shareholders is one of TDK’s highest management priorities. As such, TDK allocates earnings based on a broad range of factors including the return on equity (ROE), dividends as a percentage of equity (DOE) and TDK’s performance. Retained earnings are used in many ways to make TDK more competitive. Funds are required to support research and development programs to respond to the rapid technological advances in the electronic industry. TDK must also create new technologies in such fields as optical and magnetic recording media, mobile communications, large-capacity recording devices, semiconductor-related products and data communications. In addition, TDK works to develop new products and technologies to respond to increasingly borderless nature of markets.

     Medium- and long-term management strategy

     Operating circumstances surrounding corporations have drastically changed as we move towards a global society. This has been demonstrated by the rapid permeation of broadband and the growing demand for digital apparatus such as plasma display and DVD recorders. Several important changes in the world are occurring at the same time. We are moving towards a “Ubiquitous”* society, worldwide economic recession looms, globalization continues and China continues to gain economic power. Under such business circumstances, each individual corporation is required to navigate increasingly severe competition by providing higher corporate value to all stakeholders concerned, which in turn is accomplished by fully utilizing true originality and expertise. TDK will aim at the creation of a corporate structure that is able to quickly adapt to changes and needs in this era, and achieve new corporate value that is required in the 21st century.

*     “Ubiquitous” means “to exist everywhere simultaneously”.

     Looking to the fiscal year ending March 2004, firstly, a stagnant macro-economy will linger. Money flow to the U.S., the single leader of the world economy up to this point, has changed because, among other factors, U.S. stock prices faltered and many countries’ foreign exchange reserves shifted into Euro currency. There was no shrinking of the U.S. economy because less money entered it, but, as a result of the decrease in the inflow of money into the U.S., economic growth slowed. Nevertheless, it seems no country will be able to replace the U.S. as the world economic leader for the moment. Another problem is prolonging stagnant demand as well as continued reduction of sales prices in the electronic industry.

Furthermore, there is little hope for a strong demand expansion in the immediate future for the following reasons among others: (1) PCs and mobile phones have entered the replacement market, and demand will plateau until applications making maximum use of broadband are brought out; (2) Overinvestment made by corporations during the IT bubble economy will continue to be rectified (cutting down capital expenditure); and (3) Structural changes to the economy attributed to the Internet. Downward trends in sales prices will also probably continue for the following reasons: (1) Increase of supply capacity of China and Asia, as well as oversupply attributed to excess production capacity acquired during the IT bubble economy; and (2) Reduction of sales prices due to distribution via the Internet. TDK believes that business in the coming year will be developed successfully by those who understand the seriousness of these prolonged and difficult external factors.

     Although it is forecasted that the business environment will be challenging, as discussed above, TDK regards the fiscal year ending March 2004 as a starting year for fresh growth of TDK. TDK puts the utmost emphasis on building a structure that ensures profits even under circumstances hindering sales growth, and that ensures sales growth even when markets are sluggish. During the fiscal year ending March 31, 2004, TDK will strive for all-out implementation of structural reforms of this sort and shift the nature of its approach (or the way of thinking) in order to keep up with the era of speed and uncertainty in which we live. TDK plans to construct a sturdy foundation resistant to sharp fluctuations of markets in an attempt to increase profit-earning and growing capacities.

To provide business partners at the right time with new products that they really want

     It is expected that the electronic industry will be able to achieve further leaps in the medium term, yet, as mentioned before, there is little hope for a strong expansion in demand in the immediate future. Corporations, however, must grow. In order to ensure sales growth during periods when markets are sluggish, timely supply of unique and new products wanted by the markets is essential. In addition, a high degree of expertise should be utilized to link such timely supply with profitability.

     We will strive towards the timely supply of products by further working on the development of materials, one of our strengths, and enhancing the process technology for attractive new products utilizing TDK’s material developments. We will also work to learn what our business partners really want and combine our discoveries to make full use of TDK’s strengths. In other words, we will endeavor to strengthen the characteristics as an “e-material solution provider”, the fundamental position we pursue, and to carry out structural reforms to increase the sales ratio of profitable new products. We have already implemented some measures to lay the groundwork for these goals.

     (1)  “Narrowing Down Themes of Development and Reviewing of Such Themes on a Short Period Cycle”

     We have marked out “IT Home Electronic Appliances”, “High-Speed and Large-Capacity Networks” and “Car Electronics”, all of which are expected to grow in the future, as three key areas, and further narrowed down the existing themes of development to themes that can make full use of TDK’s strengths. We will follow up the progress of these themes as well as review the themes on a shorter period cycle in order to keep up with the speed of the market movement.

     (2)  “Structural Reform for Sales Organization and Establishment of Application Center”

     To meet rapidly changing markets and the many needs of TDK’s business partners with TDK’s strengths effectively, we will change our sales systems to new systems that place emphasis on the three key areas above, and try to quickly grasp the needs of business partners. In addition, TDK has newly established an application center for the purpose of making appropriate development and support, such as effective combination or utilization of TDK’s strengths, so that it can supply at the right time with new products.

     (3)  “Establishment of Intellectual Property Center”

     Intellectual property, such as patents, is becoming more important. TDK will newly establish an intellectual property center as a specialized division and pursue business development focusing equally on business, development and intellectual property.

To improve variable cost ratio

     During the fiscal year ended March 31, 2003, it was not possible for TDK to improve the variable cost ratio enough, for several reasons, including the influence of substantial price discounts. It is expected that stringent requirements for discount of labeled prices will continue, and TDK will gain a stronger structure only if it continues to offer price reductions dictated by the market. Thus we will work to improve the variability of unprofitable products and increase productivity.

Reforms of corporate culture

     The importance of speed has increased the need for a reduction in the lead-time of development, production and distribution. There is much that has yet to be reformed at TDK to respond to these changes. In particular, we consider reform of TDK’s consciousness a fundamental issue. Therefore, we will innovate to change cultures within the company that no longer adapt to the surrounding environment and the markets. TDK will make every effort to originate a culture in which it recognizes reality and more aggressively and raises consciousness of the need for speed, as well as the dangers of not appreciating market realities.

     With respect to corporate governance, which is getting a great deal of attention in terms of business operation, TDK introduced a Corporate Officer System during the fiscal year under review and clearly defined responsibilities of management for the execution of business. TDK will continue to enrich this point.

     This year, as for macro-economy, unforeseeable circumstances may continue as in the previous fiscal year. Meanwhile, it seems that the electronic industry, to which TDK belongs and which is expected to achieve a further development in the long-term, is at a plateau, heading towards the broadband age in the society heading for “Ubiquitous”, which is expected to realize in the near future. Under these circumstances, in the fiscal year ending March 2004, TDK will push ahead thoroughly with the second stage of structural reforms, which place the utmost emphasis on an increase of profit-earning capacity, and strive to enhance value of the firm in the medium term by laying the groundwork.

Critical accounting policies

     In December 2001, the Securities and Exchange Commission (SEC) of the United States of America issued disclosure guidance for “critical accounting policies”, Financial Reporting Release No. 60. The SEC defines “critical accounting policies” as those that require application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

     The following is not intended to be a comprehensive list of all of TDK’s accounting policies. TDK’s significant accounting policies are more fully described in Note 1 to the Consolidated Financial Statements. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States of America, with no need for management’s judgment in their application. There are also areas in which management’s judgment in selecting an available alternative would not produce a materially different result.

     TDK has identified the following as critical accounting policies: impairment of long-lived assets, valuation of inventories, goodwill and other intangible assets, pension benefit costs, and deferred tax assets.

     Impairment of long-lived assets

     TDK’s long-lived assets and certain identifiable intangibles are reviewed for impairment whether events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This review is performed using estimates of future cash flows. If the carrying amount of the asset is considered to be impaired, impairment charge is recorded for the amount by which the carrying value of asset exceeds its fair value. Management believes that the estimates of future cash flows and fair values are reasonable, however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuation of those long-lived assets and significantly affect TDK’s financial position and results of operations. TDK makes investments with due prudence, taking sufficiently into consideration the future profitability of products and the recoverability of investments.

     Valuation of inventories

     Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price less the estimated costs of completion and the estimated cost necessary to make a sale. TDK routinely reviews its inventories for their salability and for indications of obsolescence to determine if inventories should be written-down to net realizable value. In estimating the net realizable value of its inventories, TDK considers the age of the inventory and likelihood of spoilage on changes in market demand for its inventories. Management believes the judgments and estimates are reasonable, however, changes in actual future demand or market conditions could require additional inventory write-downs. TDK’s policy is to mitigate the risk of write-downs, to the extent possible, by reducing the level of inventories through shorter production lead-times.

     Goodwill and other intangible assets

     Goodwill and other intangible assets that are determined to have an indefinite life are not amortized and are tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below their carrying amount. Fair value for these assets is determined using a discounted cash flow analysis, which is based on an authorized business plan. Management believes that the estimates of future cash flows and fair value are reasonable, however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumption could negatively affect the valuations.

     Pension benefit costs

     Employee pension benefit costs and obligations are dependent on assumptions used by actuaries in calculating such amounts. These assumptions include discount rates, retirement rates and mortality rates which are based upon current statistical data, as well as salary growth, long-term return on plan assets and other factors. Changes in assumptions will affect TDK’s financial position and results of operations. A decrease in the discount rate leads to an increase in actuarial pension benefit obligations that could lead to an increase in net periodic pension cost through amortization of unrecognized actuarial gain or losses. An increase in the expected return on plan assets may decrease net periodic pension cost in the current year. However, the difference between the expected return and the actual return on those assets, could negatively affect net income in future years.

     Deferred tax assets

     TDK has significant deferred tax assets, which are subject to realizability assessment. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the schedule reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes that it is more likely than not that all of the deferred tax assets less valuation allowance will be realized. However, in the event future projections for income are not realized or are realized in lesser amounts or in cases where management changes the assessment of realization of deferred tax assets based on other factors, deferred tax assets may be determined not to be realizable which then would result in additional income tax expense adversely affecting net income.

New accounting pronouncements

     New Accounting Standard

     In May 2000, the Emerging Issues Task Force reached a final consensus on Issue 00-14 (“EITF 00-14”), “Accounting for Certain Sales Incentives”. EITF 00-14 addresses accounting and reporting standards for sales incentives such as coupons or rebates that are provided by vendors or manufacturers and are exercisable by customers at the point of sale.
     In January 2001, the Emerging Issues Task Force also reached a final consensus on a portion of Issue 00-22 (“EITF 00-22”), “Accounting for “Points” and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future”. EITF 00-22 addresses accounting and reporting standards for sales incentives such as royalty programs or rebates that are offered to customers by vendors only if the customer completes a specified cumulative level of revenue transactions with the vendor or remains a customer of the vendor for a specified time period.
     In April 2001, the Emerging Issues Task Force also reached a final consensus on a portion of Issue 00-25 (“EITF 00-25”), “Vendor Income Statement Characterization of Consideration to a Purchaser of the Vendor’s Products or Services”. EITF 00-25 addresses the income statement characterization of consideration, other than that directly addressed in EITF 00-14, from a vendor (typically a manufacturer or distributor) to a customer (typically a retailer or wholesaler) in connection with the sale to the customer of the vendor’s products or promotion of sales of the vendor’s products by the customer. EITF 00-14 and EITF 00-25 were subsequently codified in and superseded by Issue 01-9 (“EITF 01-9”), “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” on which the Emerging Issues Task Force reached a final consensus.
     TDK adopted EITF 01-9 on April 1, 2002. However, consolidated financial statements for the prior periods have been reclassified to comply with the income statement display requirements. The adoption results in a reduction in net sales for the years ended March 31, 2002 and 2001 of ¥4,518 million and ¥10,825 million, respectively, and corresponding decrease in selling, general and administrative expenses, with no effect on net income.

     In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 did not have a material effect on TDK’s consolidated financial positions and results of operations.

     In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued. TDK adopted the recognition provisions of FIN 45 prospectively to guarantees issued after December 31, 2002. The disclosure provisions of FIN 45 are effective for consolidated financial statements as of March 31, 2003. The adoption of FIN 45 did not have a material effect on TDK’s consolidated financial positions and results of operations.

     In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”. FIN 46 addresses the consolidation by business enterprises on variable interest entities as defined in the interpretation. FIN 46 applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. TDK will apply FIN 46 to variable interest entities created before February 1, 2003 by September 30, 2003. The impact on TDK’s consolidated financial statements is immaterial.

     In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.143 (“SFAS 143”), “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset’s useful life. TDK is required to adopt the provisions of SFAS 143 on April 1, 2003. Currently, the effect on TDK’s consolidated financial statements of adopting SFAS 143 has not been determined.

     In January 2003, the Emerging Issues Task Force reached a final consensus on Issue 03-2 (“EITF 03-2”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”. EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employees’ Pension Fund (“EPF”) plan, which is a defined benefit pension plan established under the Welfare Pension Insurance Law. EITF 03-2 requires employers to account for the separation process of the substitutional portion from the entire EPF plan (which includes a corporation portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets. The separation process is considered the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy. TDK has not decided whether it will transfer the substitutional portion to the government. Accordingly, the impact on TDK’s financial statements, if any, cannot be determined until a decision is made and the substitutional portion of the benefit obligation and plan assets are transferred to the government.

     In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 requires that certain financial instruments, which under previous guidance could be accounted for as equity, be classified as liabilities in statements of financial position. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. TDK does not expect the adoption of SFAS 150 to have a material effect on TDK’s consolidated financial position and result of operations.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

     Directors, corporate officers and corporate auditors of TDK as of June 27, 2003 and their respective business experience are listed below.

Directors

Name (Date of birth)	Position, responsibility and brief personal record

Hajime Sawabe (Jan. 9, 1942)	Representative Director, President and CEO — since June 1998 - 1996 Director of TDK

Hirokazu Nakanishi (Mar. 13, 1944)	Director, Senior Vice President — since June 2002 In charge of General Manager of China Business Development Group - 1996 Director of TDK

Jiro Iwasaki (Dec. 6, 1945)	Director, Senior Vice President — since June 2002 In charge of General Manager of Administration Group and Environment - 1996 Director of TDK

Shinji Yoko (Jan. 2, 1948)	Director, Senior Vice President — since June 2002 In charge of General Manager of Electronic Components Sales and Marketing Group - 1998 Director of TDK

Takeshi Nomura (Mar. 8, 1952)	Director, Senior Vice President — since June 2002
In charge of General Manager of Material Research Center, General Manager of Intellectual Properties Center and General Manager of Information Technology Research Center
- 1998 Director of TDK

Mitsuaki Konno (Dec. 28, 1944)	Director — since June 2002 In charge of General Manager of Management Review and Support Department - 2001 General Manager of Management Review and Support Department

Yasuhiro Hagihara (Oct. 19, 1937)	Director* — since June 2002 - 1971 Admitted to the bar in Washington D.C., U.S.A. - 1979 Partner of Graham & James L.L.P. - 2000 Partner of Squire, Sanders & Dempsey L.L.P.

Corporate Officers

Name (Date of birth)	Position, responsibility and brief personal record

Kiyoshi Ito (May 28, 1944)	Corporate Officer, Senior Vice President — since June 2002 In charge of General Manager of Circuit Devices Business Group - 2000 Director of TDK

Takehiro Kamigama (Jan. 12, 1958)	Corporate Officer, Senior Vice President — since June 2003 In charge of General Manager of Data Storage and Thin Film Technology Components Business Group - 2002 Corporate Officer of TDK

Katsuhiro Fujino (Sep. 27, 1944)	Corporate Senior Officer — since June 2002 In charge of General Manager of Ferrite and Magnet Products Business Group - 2000 Director of TDK

Takeshi Ohwada (Jul. 18, 1944)	Corporate Senior Officer — since June 2002 In charge of General Manager of SCM Group - 1998 Director of TDK

Kunihiro Fukushima (Feb. 26, 1945)	Corporate Officer — since June 2002
In charge of President of Osaka Regional Headquarters, Deputy General Manager of Electronic
Components Sales and Marketing Group and General Manager of West Japan Sales Department
- 2002 President of Osaka Regional Headquarters and General Manager of West Japan Sales Department

Yukio Hirokawa (Feb. 19, 1947)	Corporate Officer — since June 2002 In charge of General Manager of Network Devices Business Group - 2002 General Manager of Network Devices Business Group

Masatoshi Shikanai (Oct. 3, 1949)	Corporate Officer — since June 2002 In charge of General Manager of Recording Media and Solutions Business Group - 2001 General Manager of Recording Media and Solutions Business Group

Yukio Harada (Oct. 1, 1945)	Corporate Officer — since June 2002 In charge of General Manager of Power Systems Business Group - 2001 General Manager of Power Systems Business Group

Yoshitomo Suzuki (Jan. 21, 1944)	Corporate Officer — since June 2002 In charge of General Manager of Akita General Affairs Department - 2001 General Manager of Material Products Division

Michinori Katayama (Dec. 9, 1946)	Corporate Officer — since June 2002 In charge of General Manager of Corporate Communications Department - 2001 General Manager of Corporate Communications Department

Name (Date of birth)	Position, responsibility and brief personal record

Kenryo Namba (Jan. 6, 1947)	Corporate Officer — since June 2002 In charge of General Manager of Corporate Research and Development Center - 2001 General Manager of Corporate Research and Development Center

Takaya Ishigaki (Apr. 10, 1953)	Corporate Officer — since June 2003
In charge of Deputy General Manager of Circuit Devices Business Group and General Manager of Capacitors Group
-2001 Deputy General Manager of Circuit Devices Business Group

Minoru Takahashi (Feb. 12, 1948)	Corporate Officer — since June 2003 In charge of General Manager of Sensors and Actuators Business Division -2002 General Manager of Sensors and Actuators Business Division

Corporate Auditors

Name (Date of birth)	Position, responsibility and brief personal record

Takuma Otsuka (Feb. 23, 1944)	Corporate Auditor — since June 2000 - 1998 Director of TDK

Masaaki Miyoshi (Sep. 3, 1947)	Corporate Auditor — since June 2003 - 2000 President of Korea TDK Co., Ltd.

Osamu Nakamoto (Apr. 8, 1942)	Corporate Auditor* — since June 2000 - 1974 Registration as a Lawyer - 1981 Partner of the Law Firm of Hamada & Matsumoto - 2002 Partner of the Law Firm of Mori Hamada & Matsumoto

Kazutaka Kubota (Oct. 11, 1942)	Corporate Auditor* — since June 2003 - 2002 President of Asahigin Research Institute, Ltd. - 2002 Corporate Auditor of Saitama Railway Corporation

Kaoru Matsumoto (Dec. 8, 1947)	Corporate Auditor* — since June 2003 - 1976 Registration as a Certified Public Accountant - 1977 Establishment of Kaoru Matsumoto & Co.

Notes

(*)	All of TDK’s Directors (except Yasuhiro Hagihara), Corporate Officers and Corporate Auditors (except Osamu Nakamoto, Kazutaka Kubota and Kaoru Matsumoto) have been engaged on a full-time basis.

B. Compensation

(a)	The aggregate direct remuneration, including bonuses but excluding retirement allowances, paid by TDK during the years ended March 31, 2003 and 2002 to all Directors and Corporate Auditors of TDK who served during each of those years was approximately ¥246 million ($2.1 million) and ¥256 million, respectively.

(b)  In accordance with customary Japanese business practice, when a Director or Corporate Auditor retires, a proposal to pay a lump sum retirement allowance is submitted to the general meeting of shareholders for approval. After shareholder approval is obtained, the amount of the retirement allowance for a Director or Corporate Auditor is fixed in the case of the Director by the Board of Directors and in the case of the Corporate Auditor among the Corporate Auditors, and generally reflects his position at the time of retirement, the length of his service as a Director or Corporate Auditor and his contribution to TDK’s performance. The aggregate amount set aside as lump sum retirement allowance by TDK during fiscal 2003 and fiscal 2002 for Directors and Corporate Auditors of TDK totaled approximately ¥43 million ($358 thousand) and ¥131 million, respectively. In addition, with introduction of a Corporate Officer system (See Item 6.C. “Board practices”), the remuneration system at large was looked over again and a lump sum retirement allowance for Directors was abolished. As decided by the Director of the present office at the meeting of shareholders held on June 27, 2002, the conventional retirement reserve fund shall be frozen, and it shall be paid after a general meeting of shareholders have approved to make payment, which vote shall take place at the time of the Directors retirement.

TDK has a stock option plan for Directors and any other employees. See Item 6.E. “Share ownership”.

C. Board practices

     TDK’s Articles of Incorporation provide for a Board of Directors of not more than ten members. Directors are elected at the general meeting of shareholders for a year term of office and may serve any number of consecutive terms. The Board of Directors has the ultimate responsibility for the administration of the affairs of TDK.

     The Board of Directors may appoint from among the Directors referred to above one or more Representative Directors. Each of the Representative Directors has the authority to represent TDK generally in the conduct of its affairs.

     TDK introduced a Corporate Officer system in June 2002 to improve management efficiency and speed up decision-making. Corporate Officers are basically elected at the meeting of the Board of Directors held immediately after the ordinary general meeting of shareholders for a year term, but may serve any number of terms upon appointment of the Board of Directors each time following the expiration of the term. With respect to each expiration of the term of office of Corporate Officers, see Item 6.B. “Compensation”. The Board of Directors may elect from among Corporate Officers one or more Senior Vice Presidents and Corporate Senior Officers. Each of the Corporate Officers has the authority individually to operate businesses of which he or she is in charge under the control of the Board of Directors and Representative Directors.

     The Corporate Auditors of TDK, which are elected at the general meeting of shareholders and whose number shall not exceed five, are not required to be certified public accountants. One or more Standing Corporate Auditors is required to be elected from among Corporate Auditors. Each Corporate Auditor has the statutory duty to examine the financial statements and business reports to be submitted by the Board of Directors to the general meeting of shareholders and also to supervise the administration by Directors but is not entitled to vote. TDK established a Board of Corporate Auditors (at least one of which must be from outside TDK) and the term of the Corporate Auditors is four years.

     In addition to Corporate Auditors, TDK is required to appoint independent certified public accountants. The primary duty of certified public accountants is to examine the financial statements proposed to be submitted by the Board of Directors to the general meetings of shareholders and the reporting of their opinion thereon to the Corporate Auditors as well as to the Directors.

     There are no family relationships between any Director or Corporate Officer or Corporate Auditor and any other Director or Corporate Officer or Corporate Auditor of TDK.

D. Employees

     The following table lists the number of TDK full-time employees as of March 31, 2003, 2002 and 2001.

As of March 31, 2003	Japan	Overseas	Total

Electronic materials and components	7,341	19,781	27,122
Recording media and systems	1,212	1,867	3,079
Corporate	1,477	27	1,504

Total	10,030	21,675	31,705

As of March 31, 2002	Japan	Overseas	Total

Electronic materials and components	8,298	18,794	27,092
Recording media and systems	1,362	2,197	3,559
Corporate	1,568	30	1,598

Total	11,228	21,021	32,249

As of March 31, 2001	Japan	Overseas	Total

Electronic materials and components	10,324	21,948	32,272
Recording media and systems	1,523	2,322	3,845
Corporate	1,105	29	1,134

Total	12,952	24,299	37,251

     TDK considers its employee relations to be excellent; there have been no significant strikes or labor disputes.

     All full-time employees in Japan, except management and certain other personnel, must become union members. Approximately 82 percent of full-time employees of TDK are members of the TDK Labor Union, which is affiliated with ZENKIN RENGO. About 51 percent of the full-time employees of TDK and its domestic subsidiaries are members of unions affiliated with ZENKIN RENGO.

     As is customary in Japan, TDK negotiates with the TDK Labor Union for annual wage increases, and twice a year for bonuses. TDK also renews the terms and conditions of labor contracts, other than those relating to wage and bonuses, every year.

E. Share ownership

     The following table lists the number of shares owned by the Directors, Corporate Officers and Corporate Auditors of TDK as of June 27, 2003. The total number is 23,500 as shown below, and this number constituted 0.02% of all outstanding shares.

Name	Position	Number of shares

Hajime Sawabe Hirokazu Nakanishi	Representative Director, President and CEO Director, Senior Vice President	6,000 1,000
Jiro Iwasaki	Director, Senior Vice President	2,000
Shinji Yoko	Director, Senior Vice President	1,000
Takeshi Nomura	Director, Senior Vice President	1,000
Mitsuaki Konno	Director, Corporate Officer	2,000
Yasuhiro Hagihara	Director (outside)	0

Kiyoshi Ito	Corporate Officer, Senior Vice President	1,000
Takehiro Kamigama	Corporate Officer, Senior Vice President	0
Katsuhiro Fujino	Corporate Senior Officer	1,100
Takeshi Ohwada	Corporate Senior Officer	1,000
Kunihiro Fukushima	Corporate Officer	1,000
Yukio Hirokawa	Corporate Officer	1,200
Masatoshi Shikanai	Corporate Officer	300
Yukio Harada	Corporate Officer	500
Yoshitomo Suzuki	Corporate Officer	0
Michinori Katayama	Corporate Officer	500
Kenryo Namba	Corporate Officer	2,000
Takaya Ishigaki	Corporate Officer	0
Minoru Takahashi	Corporate Officer	0

Takuma Otsuka	Full-time Corporate Auditor	1,000
Masaaki Miyoshi	Full-time Corporate Auditor	900
Osamu Nakamoto	Corporate Auditor (outside)	0
Kazutaka Kubota	Corporate Auditor (outside)	0
Kaoru Matsumoto	Corporate Auditor (outside)	0

Total		23,500

Stock option plans

     TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 27, 2003 regarding the issue of stock acquisition rights as stock options (the Stock Acquisition Rights) for Board members and select senior executives, pursuant to Articles 280-20 and 280-21 of the Japanese Commercial Code, as amended. Upon approval, the Board of Directors has adopted resolutions to issue at no charge an aggregate of 2,547 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of TDK, to the current 7 Directors on the Board, 13 Corporate Officers and 159 select senior executives. The Stock Acquisition Rights issued on August 7, 2003 are exercisable during the period from August 1, 2005 to July 31, 2009. The amount to be paid by qualified persons upon the exercise of the Stock Acquisition Rights is set initially at ¥6,954 per share of common stock, which was calculated by a formula approved by shareholders at the annual shareholders meeting and is subject to an adjustment in certain events, including but not limited to a stock split, stock dividend and the issuance of new shares at a price less than the current market price of the shares of TDK. The exercise price of each Stock Acquisition

Right was equal to or greater than the fair market value of TDK’s common stock on the date of grant.

     TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 27, 2002 regarding the issue of stock acquisition rights as stock options (the Stock Acquisition Rights) for Board members and select senior executives, pursuant to Articles 280-20 and 280-21 of the Japanese Commercial Code, as amended. Upon approval, the Board of Directors has adopted resolutions to issue at no charge an aggregate of 2,236 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of TDK, to the current 7 Directors on the Board, 12 Corporate Officers and 178 select senior executives. The Stock Acquisition Rights issued on August 9, 2002 are exercisable during the period from August 1, 2004 to July 31, 2008. The amount to be paid by qualified persons upon the exercise of the Stock Acquisition Rights is set at ¥5,909 per share of common stock, which was calculated by a formula approved by shareholders at the annual shareholders meeting and is subject to an adjustment in certain events, including but not limited to a stock split, stock dividend and the issuance of new shares at a price less than the current market price of the shares of TDK. The exercise price of each Stock Acquisition Right was equal to or greater than the fair market value of TDK’s common stock on the date of grant. To cover these options TDK purchased on the TSE a total of 223,600 common shares with an aggregate purchase price of ¥1,209 million from August 12, 2002 through August 19, 2002.

     The Ordinary General Meeting of Shareholders held on June 28, 2001 approved the implementation of TDK’s stock option plan for Directors and certain employees of TDK, and the purchase of TDK’s own shares for transfer to them under the plan, pursuant to Article 210-2 of the Japanese Commercial Code. Stock options (rights to purchase common shares) were provided to the then 12 Directors on the Board and 184 associate directors and officials in amounts ranging from 500 to 10,000 common shares each, exercisable from August 1, 2003 to April 30, 2007, at an exercise price of ¥6,114 per share, which was calculated by a formula approved by shareholders at the annual shareholders meeting and is subject to an adjustment in certain events, including but not limited to a stock split, stock dividend and the issuance of new shares at a price less than the current market price of the shares of TDK. The exercise price of each stock option was equal to or greater than the fair market value of TDK’s common stock on the date of grant. To cover these options TDK purchased on the TSE a total of 158,000 common shares with an aggregate purchase price of ¥917 million from July 2, 2001 through July 23, 2001.

     The Ordinary General Meeting of Shareholders held on June 29, 2000 approved the implementation of TDK’s stock option plan for Directors and certain employees of TDK, and the purchase of TDK’s own shares for transfer to them under the plan, pursuant to Article 210-2 of the Japanese Commercial Code. Stock options (rights to purchase common shares) were provided to the then 13 Directors on the Board and 191 associate directors and officials in amounts ranging from 500 to 10,000 common shares each, exercisable from August 1, 2002 to April 30, 2006, at an exercise price of ¥15,640 per share, which was calculated by a formula approved by shareholders at the said annual shareholders meeting and is subject to an adjustment in certain events, including but not limited to a stock split, stock dividend and issue of new shares at price less than the current market price of the shares of TDK. The exercise price of each stock option was equal to or greater than the fair market value of TDK’s common stock on the date of grant. To cover these options TDK purchased on the TSE a total of 170,400 common shares with an aggregate purchase price of ¥2,665 million from July 3, 2000 through August 2, 2000.

Employees Shareholding Association

     As of March 31, 2003, the number of members of the TDK Employees Shareholding Association totaled 1,725. The Employees Shareholding Association accepts new memberships in March and September of every year. Members are entitled to purchase shares of TDK, the maximum amount being ¥50,000 a month. In addition, members have received a monthly subsidy equivalent to 5% of the purchase price of shares. The subsidy amounted to ¥20 million ($167 thousand) for fiscal 2003. The total amount of TDK shares having voting rights owned by the TDK Employees Shareholding Association was as follows:

Title of class	Identity of person or group	Amount owned	Percent of class

Common stock	TDK Employees Shareholding Association	472,455 shares	0.35%

Item 7. Major Shareholders and Related Party Transaction

A. Major shareholders

     The table below lists the number of TDK shares held by holders of 5% or more of TDK shares and their percentage ownership as of March 31, 2003:

	Shares owned
Name of major shareholder	(in thousands)	Percentage

Japan Trustee Services Bank, Ltd. (Trust account)	10,149	7.62%
The Master Trust Bank of Japan, Ltd. (Trust account)	6,773	5.08%

     Major shareholders do not have voting rights different from other shareholders, subject to the limitation on exercise as set forth in “Item 10. B. Memorandum and Articles of Association — Common Stock — Voting rights.”

     At March 31, 2003, there were 6,014,085 registered ADRs outstanding and 360 registered holders, of which 6,013,585 ADRs were held by 213 registered U.S. holders.

     The Depositary of ADRs of TDK is Citi Bank N.A. of New York.

     TDK is not, directly or indirectly, owned or controlled by another corporation or by any foreign government.

B. Related party transaction

     Since the beginning of TDK’s last full fiscal year, TDK has not transacted with, nor does TDK currently plan to transact with, a related party, except for transactions among TDK group companies.

C. Interests of experts and counsel

     None.

Item 8. Financial Information

A. Consolidated statements and other financial information

Consolidated financial statements

     Refer to Consolidated Financial Statements and Notes to Consolidated Financial Statements (See Item 17).

Export sales

     Finished goods and materials sent out of Japan are mainly bound for consolidated subsidiaries of TDK, and are not, therefore, recorded as exports on a consolidated basis. For this reason, the proportion of exports to total net sales is not significant.

Legal proceedings

     There are no material pending legal proceedings, other than ordinary routine litigations incidental to the business, to which TDK or any of its subsidiaries is a party or of which any of their property is the subject.

Dividend policy

     TDK considers the return of profits to shareholders one of the important matters of management, and will distribute profits with comprehensive reference to the level of return on equity (ROE), dividends on equity (DOE) and trends hereafter in the business results. At the ordinary general meeting of shareholders held on June 27, 2003, a year-end cash dividend per share was approved at the rate of 25.0 yen. TDK had already paid an interim dividend of 25.0 yen per share to each shareholder; accordingly the annual cash dividend per share was 50.0 yen.

B. Significant changes

     No significant change has occurred since the date of the annual financial statements.

Item 9. The Offer and Listing

A. Offer and listing details

     The primary market for TDK’s shares of common stock (Common Stock) is the Tokyo Stock Exchange (the “TSE”). The shares are traded on the First Section of that exchange and are also listed on the Osaka Securities Exchange in Japan. In addition, TDK’s shares are listed on the New York Stock Exchange in the form of American Depositary Receipts (“ADRs”), on the Euronext Brussels Stock Exchanges in the form of Bearer Depositary Receipts, on the London Stock Exchange in the form of shares of TDK.

     The following table sets forth for the periods indicated the reported high and low sales prices of TDK’s shares of common stock on the TSE (both in yen and translated into U.S. dollars per American Depositary Share) and the reported high and low bid prices for American Depositary Shares of which each represents one share of common stock, as reported by the New York Stock Exchange.

				Translated into
				U.S. dollars per		U.S. market
		Yen per share of		American		price per American
Calendar year		Common stock (1)		Depositary Share (2)		Depositary Share (3)

		High	Low	High	Low	High	Low

1998	Year	11,350	6,700	87.90	56.28	90.25	58.00
1999	Year	15,010	8,160	145.16	68.11	143.00	67.00
2000	Year	17,200	9,400	159.63	85.53	157.50	89.13
2001	1st Quarter	11,510	6,600	98.12	53.12	103.00	54.00
	2nd Quarter	8,670	5,740	70.49	45.77	69.00	47.15
	3rd Quarter	6,950	5,000	56.92	41.53	56.40	41.25
	4th Quarter	7,000	4,800	56.07	39.74	54.81	40.75
2002	1st Quarter	7,810	5,320	60.68	39.67	59.00	40.00
	2nd Quarter	7,380	5,340	56.23	43.70	57.00	44.90
	3rd Quarter	5,970	4,700	49.56	38.03	49.65	38.25
	4th Quarter	5,500	4,060	44.25	32.66	44.25	32.95
2003	1st Quarter	5,310	4,300	43.61	35.92	44.36	37.70
	2nd Quarter	6,020	3,810	50.00	31.46	49.80	32.40

	Period

2003	January	5,280	4,750	44.35	39.57	44.36	39.25
	February	5,310	4,830	43.61	39.93	43.75	40.02
	March	5,150	4,300	43.50	35.92	43.80	37.70
	April	4,840	3,810	39.84	31.46	40.90	32.40
	May	5,400	4,090	45.19	34.18	45.49	34.55
	June	6,020	5,280	50.00	44.13	49.80	44.76

Notes:
(1)	As reported by the Tokyo Stock Exchange.

(2)	Translated at the spot selling rate for dollars prevailing in Tokyo on the date when each such high or low price was reported.

(3)	As reported by the New York Stock Exchange.

B. Plan of distribution

     Not applicable.

C. Markets

     See Item 9.A. “Offer and listing details”.

D. Selling shareholders

     Not applicable.

E. Dilution

     Not applicable.

F. Expenses of the issue

     Not applicable.

Item 10. Additional Information

A. Share capital

     Not applicable.

B. Memorandum and articles of association

Organization

     TDK is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Commercial Code (shoho) of Japan. It is registered in the Commercial Register (shogyo tokibo) maintained by the Tokyo Legal Affairs Bureau.

Objects and purposes

     Article 2 of the Articles of Incorporation of TDK provides that its purpose is to engage in the following lines of business:

•	Manufacture and sale of electric machinery and appliances;

•	Manufacture and sale of magnetic materials such as ferrite and magnet;

•	Manufacture and sale of electronic machinery and appliances such as automatic inserting machine for electronic components, automatic mounter for electronic components, and electronic measuring equipment and of components thereof;

•	Manufacture and sale of recording media such as magnetic tape, floppy disk and optical disk and of data writing, reading and storage equipment therefor;

•	Manufacture and sale of ceramic materials such as electricity inductive ceramics, piezoelectric ceramics, semiconductor ceramics and electricity insulating ceramics;

•	Manufacture and sale of circuit components such as coil and transformers;

•	Manufacture and sale of semiconductor;

•	Manufacture and sale of stabilizing power supplies (units to stabilize electric current or voltage);

•	Manufacture and sale of machinery and appliances for medical use and medical instruments and of components thereof;

•	Manufacture and sale of single crystal materials and each product applying the same;

•	Manufacture and sale of precious metals, precious stones, artificial precious stones and each product applying or utilizing the same;

•	Manufacture and sale of outer wall materials of buildings and structures;

•	Designing and contracting of construction work;

•	Development, production, sale and grant of license of software;

•	Manufacture, sale and contracting of applied product, machinery and tools and equipment of each of the foregoing; and

•	Any and all businesses incidental or relating to each of the foregoing.

Common Stock

     General

     Set forth below is information relating to TDK’s Common Stock, including brief summaries of the relevant provisions of TDK’s Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Commercial Code of Japan and related legislation. The discussion of the Commercial Code below reflects certain amendments to the Commercial Code, which became effective on April 1, 2003.

     In order to assert shareholders’ rights against TDK, a shareholder must have its name and address registered on TDK’s register of shareholders, in accordance with TDK’s Share Handling Regulations. The registered beneficial holder of deposited shares underlying the ADSs is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able directly to assert shareholders’ rights to TDK.

     Authorized capital

     Article 5 of the Articles of Incorporation of TDK provides that the total number of shares authorized to be issued by TDK is four hundred and eighty million (480,000,000) shares.

     As of March 31, 2003, 133,189,659 shares of Common Stock without having any par value were issued and outstanding.

     The concept of “par value” of shares of capital stock is eliminated under the Commercial Code of Japan. Thus, all shares of capital stock of TDK have no par value.

     Dividends

     The Articles of Incorporation of TDK provide that the accounts shall be closed on March 31 of each year and that dividends, if any, shall be paid to shareholders, beneficial shareholders and pledgees of record as of the end of such day. After the close of the fiscal period, the Board of Directors prepares, among other things, a proposed allocation of profits for dividends and other purposes; this proposal is submitted to the Board of Corporate Auditors of TDK and to independent certified public accountants and then submitted for approval to the ordinary general meeting of shareholders, which is normally held in June each year. In addition to provisions for dividends, if any, and for the legal reserve and other reserves, the allocation of profits customarily includes a bonus to Directors. In addition to year-end dividends, the Board of Directors may by its resolution declare a cash distribution pursuant to Article 293-5 of the Commercial Code (an “interim dividend”) to shareholders, beneficial shareholders and pledgees of record as of the end of each September 30, without shareholders’ approval, but subject to the limitations described below.

     The Commercial Code provides that a company may not make any distribution of profit by way of dividends or interim dividends for any fiscal period unless it has set aside in its legal reserve an amount equal to at least one-tenth of the amount paid by way of appropriation of retained earnings for such fiscal period or of the amount of such interim dividends until the aggregate amount of additional paid-in capital and legal reserve equals to one-quarter of its stated capital. Under the Commercial Code, TDK is permitted to distribute profits by way of year-end or interim dividends out of the excess of its net assets over the aggregate of:

(i)	its stated capital;

(ii)	its additional paid-in capital;

(iii)	its accumulated legal reserve;

(iv)	the legal reserve to be set aside in respect of the fiscal period concerned;

(v)	the excess, if any, of unamortized expenses incurred in preparation for commencement of business and in connection with research and development over the aggregate of amounts referred to in (ii), (iii) and (iv) above; and

(vi)	if certain assets of TDK are stated at market value on such balance sheet pursuant to the provisions of the Commercial Code, the excess, if any, of the aggregate amount of their market value over the aggregate acquisition cost thereof.

     In the case of interim dividends, the net assets are calculated by reference to the non-consolidated balance sheet as at the last closing of TDK’s accounts, but adjusted to reflect; (x) any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect thereof; (y) any subsequent transfer of retained earnings to stated capital; and (z) if TDK has been authorized, pursuant to a resolution of an ordinary general meeting of shareholders, to purchase shares of its Common Stock (see Acquisition by TDK of its Common Stock), the total amount of the purchase price of such shares so authorized by such resolution that may be paid by TDK, provided that interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in (i) through (vi) above.

     In Japan, the ex-dividend date and the record date for dividends precede the date of determination of the amount of the dividends to be paid.

     Under its Articles of Incorporation, TDK is not obligated to pay any dividends which are left unclaimed for a period of three years after the date on which they first became payable.

     Stock splits

     TDK may at any time split shares in issue into a greater number of shares by resolution of the Board of Directors, and may amend its Articles of Incorporation to increase the number of the authorized shares to be issued in proportion to the relevant stock split in principle pursuant to a resolution of the Board of Directors rather than a special resolution of a general meeting of shareholders which is otherwise required for amending the Articles of Incorporation.

     In the event of a stock split, generally, shareholders will not be required to exchange share certificates for new share certificates, but certificates representing the additional shares resulting from the stock split will be issued to shareholders. When a stock split is to be made, TDK must give public notice of the stock split, specifying the record date therefor, at least two weeks prior to such record date. In addition, promptly after the stock split takes effect, TDK must give notice to each shareholder specifying the number of shares to which such shareholder is entitled by virtue of the stock split.

     General meeting of shareholders

     The ordinary general meeting of shareholders of TDK for each fiscal year is normally held in June in each year in Ichikawa-shi, Chiba, Japan. In addition, TDK may hold an extraordinary general meeting of shareholders whenever necessary by giving notice of convocation thereof at least two weeks prior to the date set for the meeting.

     Notice of convocation of a shareholders’ meeting setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. Under the 2002 Amendments, such notice may be given to shareholders by electronic means, subject to the consent by the relevant shareholders. The record date for an ordinary general meeting of shareholders is March 31 of each year.

     Any shareholder or group of shareholders holding at least 3 percent of the total number of voting rights for a period of six months or more may require the convocation of a general meeting of shareholders for a particular purpose. Unless such shareholders’ meeting is convened promptly or a convocation notice of a meeting which is to be held not later than six weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such shareholders’ meeting.

     Any shareholder or group of shareholders holding at least 300 voting rights or 1 percent of the total number of voting rights for a period of six months or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least six weeks prior to the date set for such meeting.

     Voting rights

     So long as TDK maintains the unit share system (see New “Unit” share system) a holder of shares constituting one or more whole units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following paragraph. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights of all the shareholders represented at the meeting. The Commercial Code and TDK’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of voting rights of all the shareholders. TDK’s shareholders are not entitled to cumulative voting in the election of Directors and Corporate Auditors. A corporate shareholder who holds more than one-quarter of the total voting rights that are directly or indirectly owned by TDK may not exercise its voting rights with respect to shares of Common Stock of TDK that it owns. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. TDK’s shareholders also may cast their votes in writing. Shareholders may also exercise their voting rights by electronic means when the Board of Directors decides to permit such method of exercising voting rights.

     The Commercial Code provides that in order to amend the Articles of Incorporation and in certain other instances, including a reduction of stated capital, the removal of a Director or Corporate Auditor, dissolution, merger or consolidation with a certain exception under which shareholders’ resolution is not required, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation with a certain exception under which shareholders resolution is not required, share exchange or share transfer for the purpose of establishing 100 % parent-subsidiary relationships with a certain exception under which shareholders resolution is not required, splitting of the corporation into two or more corporations with a certain exception under which shareholders resolution is not required, or any offering of new shares at a “specially favorable” price (or any offering of share acquisition rights to subscribe for or acquire shares of capital stock (“stock acquisition rights”) or bonds with share acquisition rights at a “specially favorable” exercise conditions) to any persons other than shareholders, the quorum shall be one-third of the total voting rights of all the shareholders and the approval by at least two-thirds of the voting rights of all the shareholders represented at the meeting is required (the “special shareholders resolutions”).

     Issue of additional shares and pre-emptive rights

     Holders of TDK’s shares of Common Stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under “Voting rights” above. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

     Rights to subscribe for new shares may be made generally transferable by the Board of Directors. Whether TDK will make subscription rights generally transferable in future rights offerings will depend upon the circumstances at the time of such offerings. If subscription rights are not made generally transferable, transfers by a non-resident of Japan or a corporation organized under the laws of a foreign country or whose principal office is located in a foreign country will be enforceable against TDK and third parties only if TDK’s prior written consent to each such transfer is obtained. When such consent is necessary in the future for the transfer of subscription rights, TDK intends to consent, on request, to all such transfers by such a non-resident or foreign corporation.

     Subject to certain requirements, TDK may issue share acquisition rights by a resolution of the Board of Directors. Holders of share acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their share acquisition rights. Upon exercise of share acquisition rights, TDK will be obliged to issue the relevant number of new shares or alternatively to transfer the necessary number of existing shares held by it (treasury stock).

     Liquidation rights

     In the event of a liquidation of TDK, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among shareholders in proportion to the respective numbers of shares of common stock held.

     Record date

     March 31 is the record date for TDK’s year-end dividends. So long as TDK maintains in its Articles of Incorporation a provision for the unit of shares, the shareholders and beneficial shareholders who are registered as the holders of one unit of shares or more in TDK’s registers of shareholders and/or beneficial shareholders at the end of each March 31 are also entitled to exercise shareholders’ rights at the ordinary general meeting of shareholders with respect to the fiscal year ending on such March 31. September 30 is the record date for interim dividends. In addition, TDK may set a record date for determining the shareholders and/or beneficial shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.

     The price of shares generally goes ex-dividends or ex-rights on Japanese stock exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

     Acquisition by TDK of its Common Stock

     TDK may acquire its own shares through a stock exchange on which such shares are listed (pursuant to an ordinary resolution of an ordinary general meeting of shareholders), by way of tender offer (pursuant to an ordinary resolution of an ordinary general meeting of shareholders), or by purchase from a specific party other than a subsidiary of TDK (pursuant to a special resolution of an ordinary general meeting of shareholders) or from a subsidiary of TDK (pursuant to a resolution of the Board of Directors). When such acquisition is made by TDK from a specific party other than a subsidiary of TDK, any other shareholder may make a demand to a Representative Director, more than five calendar days prior to the relevant shareholders’ meeting, that TDK also purchase the shares held by such shareholder. Any such acquisition of shares must satisfy certain requirements, including that the total amount of the purchase price may not exceed the amount of the retained earnings available for dividend payments after taking into account any reduction, if any, of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant ordinary general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred to stated capital. However, if it is anticipated that the net assets on the balance sheet as at the end of the immediately following fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and other items as described in (i) through (vi) of “Dividends” above, TDK may not acquire such shares.

     Shares acquired by TDK may be held by it for any period or may be cancelled by resolution of the Board of Directors. TDK may also transfer to any person the shares held by it, subject to a resolution of the Board of Directors, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in “Issue of additional shares and pre-emptive rights” above. TDK may also utilize its treasury stock for the purpose of transfer to any person upon exercise of share acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company.

     New “Unit” share system

     A new unit share system called “tangen-kabushiki” has been introduced.

     Pursuant to the Articles of Incorporation of TDK, 100 shares of TDK constitutes one unit. Although the number of shares constituting a new unit is included in the Articles of Incorporation, any amendment to the Articles of Incorporation reducing (but not increasing) the number of shares constituting a unit or eliminating the provisions for the unit of shares may be made by the resolution of the Board of Directors rather than by the special shareholders resolution, which is otherwise required for amending the Articles of Incorporation. The number of shares constituting one new unit, however, cannot exceed 1,000 or one two-hundredth (1/200) of all issued shares.

     —Voting rights under the new unit share system

     Under the new unit share system, shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.

     —-Share certificates for less than a unit

     Unless TDK’s Board of Directors adopts a resolution to eliminate the provision for the unit shares from the Articles of Incorporation or the shareholders amend the Articles of

Incorporation by a special shareholders resolution to eliminate the provision not to issue share certificates for less than a unit of shares, a share certificate for any number of shares less than a unit will in general not be issued. As the transfer of shares normally requires the delivery of the share certificates therefor, any fraction of a unit for which no share certificates are issued is not transferable.

     — Repurchase by TDK of shares constituting less than a unit

     A holder of shares constituting less than one unit may require TDK to purchase such shares at their market value in accordance with the provisions of the Share Handling Regulations of TDK.

     — Effect of the unit share system on holders of ADRs

     A holder who owns ADRs evidencing less than 100 ADSs will indirectly own less than a whole unit of shares of Common Stock. Although, as discussed above, under the unit share system holders of less than a unit have the right to require TDK to purchase their shares, holders of ADRs evidencing ADSs that represent other than integral multiples of whole units are unable to withdraw the underlying shares of Common Stock representing less than a unit and, therefore, are unable, as a practical matter, to exercise the rights to require TDK to purchase such underlying shares unless TDK’s Articles of Incorporation are amended to eliminate the provision not to issue share certificates for the numbers of shares less than a unit. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares of Common Stock in lots less than a unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

Reporting of substantial shareholdings

     The Securities and Exchange Law of Japan and regulations thereunder require any person who has become, beneficially and solely or jointly, a holder of more than 5 percent of the total issued shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director-General of a competent Local Finance Bureau of the Ministry of Finance within five business days a report concerning such shareholdings.

     A similar report must also be filed in respect of any subsequent change of 1 percent or more in any such holding or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or share acquisition rights are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Copies of such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or (in the case of shares traded over-the-counter) the Japan Securities Dealers Association.

     Except for the general limitation under Japanese anti-trust and anti-monopoly regulations against holding of shares of capital stock of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, and except for general limitations under the Commercial Code or TDK’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to TDK or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold the shares of Common Stock of TDK or exercise voting rights thereon.

     There is no provision in TDK’s Articles of Incorporation that would have an effect of delaying, deferring or preventing a change in control of TDK and that would operate only with respect to merger, consolidation, acquisition or corporate restructuring involving TDK.

C. Material contracts

     None.

D. Exchange controls

Japanese Foreign Exchange Regulations

     The Foreign Exchange and Foreign Trade Law of Japan, frequently referred to as the Foreign Exchange Law, and the cabinet orders and ministerial ordinances thereunder govern the issuance of shares by companies and the acquisition and holding of shares by “exchange non-residents” and “foreign investors” under the Foreign Exchange Law.

     Exchange non-residents are:

•	individuals who do not reside in Japan; and

•	corporations whose principal offices are not located in Japan.

     Generally, branches and other offices located within Japan of non-resident corporations are regarded as exchange residents of Japan and branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents of Japan.

     Foreign investors are:

•	individuals who do not reside in Japan;

•	corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan; and

•	corporations in which more than 50% of the shares are held by individuals who do not reside in Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan or a majority of the officers (or officers having the power of representation) are persons who do not reside in Japan.

     Due to the amendments to the Foreign Exchange Law effective on April 1, 1998, all aspects of foreign exchange and foreign trade transactions that were previously subject to licensing or other prior notifications or approvals, with minor exceptions, were changed to require only post-transaction reporting. However, the Minister of Finance of Japan will have the power to impose licensing requirements for transactions in limited circumstances.

Potential Consequences Resulting from an Acquisition of Listed Shares

     In the event that a foreign investor acquires shares of a Japanese company listed on a Japanese stock exchange or traded on an over-the-counter market in Japan (“listed shares”) and if the foreign investor’s direct and indirect total holdings are 10% or more of the issued shares of the company after the acquisition, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Minister within 15 days from and including the date of such acquisition. However, in certain limited circumstances (including the case where the acquisition of the shares reaches 10%), a prior notification of such an acquisition must be filed with the Minister of Finance and any other competent Minister, who may then modify or prohibit the proposed acquisition. The acquisition of shares by exchange non-residents as a result of stock splits is not subject to any of the foregoing requirements.

Potential Consequences Resulting from Dividends and Proceeds of Sales

     Under the current Foreign Exchange Law, dividends paid on, and the proceeds of sales in Japan of, shares held by exchange non-residents may, in general, be converted into foreign currency and repatriated abroad.

Potential Consequences Resulting from the Sale of Securities to Exchange Non-Resident

     A Japanese resident is required to file a report with the Minister of Finance concerning the transfer of securities for value exceeding ¥100 million to an exchange non-resident within 20 days of the date of the transfer. If an exchange resident issues or offers its securities for value of ¥1 billion or more outside Japan, the exchange resident must file a report of the issuance or offering of securities with the Minister of Finance within 20 days of the date of the closing.

     American Depositary Shares

     The deposit of shares of Common Stock by a non-resident of Japan, the issuance of ADRs in exchange therefor and the withdrawal of the underlying shares of Common Stock upon surrender of ADRs are not subject to any formalities or restrictions referred to under “Potential Consequences Resulting from an Acquisition of Listed Shares” above, except where, as a result of such deposit or withdrawal, the aggregate number of shares held by the depositary (or its nominee) or the holder surrendering ADRs, as the case may be, would be 10% or more of the total outstanding shares of Common Stock, in which event the reporting to the Minister of Finance of Japan may be required as outlined in the second sentence under the same heading.

     Reporting of Substantial Shareholdings

     The Securities and Exchange Law of Japan, as amended, requires any person who has become a beneficial holder (including certain sole or joint holders) of more than five percent of the total outstanding voting shares of a company listed on any Japanese stock exchange or traded on the over-the-counter markets in Japan, to file with the Minister of Finance of Japan, within five business days, a report concerning such share holdings, with certain exceptions in case the issuer thereof is a foreign company. A similar report must also be made (with certain exceptions) if the ratio of such holding subsequently changes by one percent or more. Copies of any such report must also be furnished to the issuer of such shares and to all Japanese stock exchanges on which the shares are listed or the Japan Securities Dealers Association in the case of over-the-counter shares. For this purpose, shares issuable upon conversion of convertible securities or exercise of warrants are taken into account in determining both the number of shares held by such holder and the issuer’s total number of outstanding shares.

E. Taxation

Dividends, Stock Splits and Repurchase

     Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are not subject to Japanese income tax. However, a transfer of retained earnings or legal reserve (but, in general, not additional paid-in capital) to stated capital (whether made in connection with a stock split or otherwise) is treated as a dividend payment to shareholders for Japanese tax purposes and is, in general, subject to Japanese income tax.

     In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non-resident or non-Japanese corporation, is 20 percent. At the date of this document Japan has reduced this, generally to 15 percent for portfolio investors, in an agreement with the United States of America.

Acquisition or Disposal of Shares or ADRs

     Gains derived by a non-resident of Japan or a non-Japanese corporation from the sale outside Japan of Shares or ADRs, or from the sale of Shares or ADRs within Japan by a non-resident of Japan or a non-Japanese corporation not having a permanent establishment in Japan are in general not subject to Japanese income tax.

     Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired Shares or ADRs as a legatee, heir or donee.

F. Dividends and paying agents

     Not applicable.

G. Statements by experts

     Not applicable.

H. Documents on display

     According to the Securities Exchange Act of 1934, as amended, TDK is subject to the requirements of informational disclosure. TDK files various reports and other information, including Form 20-F and Annual Reports, to the Securities Exchange Commission and the New York Stock Exchange. These reports may be inspected at the following sites.

Securities Exchange Commission: 450 Fifth Street, N.W., Washington D.C. 20549

New York Stock Exchange: 20 Broad Street, New York, New York 10005

     Form 20-F is also available at the Electronic Data Gathering, Analysis, Retrieval system (EDGAR) website maintained by the Securities Exchange Commission.

Securities Exchange Commission Home Page: http://www.sec.gov

I. Subsidiary information

     Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Market risk exposure

     TDK is subject to market risk associated with changes in stock prices, interest rates and foreign currency exchange rates. Foreign exchange risk is considered as the primary market risk exposure. TDK has a policy for the procedures and controls to manage market risk sensitive instruments. In order to hedge interest rate risk and foreign currency exchange rate risk, TDK uses derivative financial instruments. TDK does not hold or issue derivative financial instruments for trading purposes.

Foreign exchange and interest rate risk

     Forward exchange contracts and currency swap contracts have been entered into to hedge adverse effects of foreign currency exchange rate fluctuations mainly on foreign-currency-denominated trade receivables and foreign-currency-denominated forecasted transactions.

     At March 31, 2003 and 2002, TDK and certain of its subsidiaries had forward exchange contracts to sell and buy foreign currencies (principally U.S. dollars, Euro and

Malaysian ringgit) for a contract amount of ¥19,016 million ($158,467 thousand) and ¥7,577 million, respectively.

     TDK and one of its subsidiaries have currency swaps and interest rate and currency swaps with certain financial institutions to limit their exposure to fluctuations in foreign exchange rates and interest rates involved mainly in loans made by TDK to its subsidiaries in a total amount of ¥13,794 million ($114,950 thousand) and ¥13,269 million at March 31, 2003 and 2002, respectively. These swaps require TDK and the subsidiary to pay principally euros and U.S. dollars and to receive Japanese yen at a specified rate on specific dates. The remaining terms of these swaps range from two months to 2.5 years as of March 31, 2003.

     TDK’s exposure to market risk for changes in interest rates relates primarily to its debt securities. TDK has debt securities with fixed rates. TDK, to the extent possible, plans to limit debt securities to short-term debt securities. TDK believes that the fair values of interest rate sensitive instruments as of March 31, 2003 and 2002, and potential, near-term losses affecting future earnings, fair values, and/or cash flows from reasonable near-term changes in interest rates are immaterial.

Stock price risk

     TDK’s exposure to market risk involving changes in stock prices relates to its equity securities categorized as available-for-sale securities. TDK holds these securities in order to maintain business relationships with investee companies for TDK’s activities and has a policy and control procedures for these stock holdings. The aggregate cost and fair value of these equity securities were ¥3,384 million ($28,200 thousand) and ¥3,566 million ($29,716 thousand) as of March 31, 2003, and ¥4,389 million and ¥4,985 million as of March 31, 2002, respectively. As of March 31, 2003, the industries in which the issuers operate were mainly communications and electronic equipment, and the cost and fair value of the equity securities were ¥3,124 million ($26,032 thousand) and ¥3,184 million ($26,530 thousand). And as of March 31, 2002, the industry in which the issuers operate was mainly communications equipment, and the cost and fair value of the equity securities were ¥3,661 million and ¥3,917 million, respectively.

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

PART 2

Item 13. Defaults, Dividend Arrearages and Delinquencies

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

Item 15. Controls and Procedures

     (a)  Evaluations of disclosure controls and procedures

     TDK’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of its “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of March 31, 2003 (the “Evaluation Date”), the end of the period covered by this Annual Report, have concluded that, as of the Evaluation Date, TDK’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to TDK and its consolidated subsidiaries is made known to the Chief Executive Officer and the Chief Financial Officer by others within TDK and its consolidated subsidiaries.

     (b)  Changes in internal controls

     There were no significant changes in TDK’s internal controls subsequent to the Evaluation Date.

Item 16A. Audit Committee Financial Expert

     Not applicable to this annual report, which covers a fiscal year ending prior to July 15, 2003.

Item 16B. Code of Ethics

     Not applicable to this annual report, which covers a fiscal year ending prior to July 15, 2003.

PART 3

Item 17. Financial Statements

     Index of Consolidated Financial Statements of TDK Corporation and subsidiaries:

     Schedules other than those listed above have been omitted as they are not applicable or the information is presented in the consolidated financial statements and related notes.

     Financial statements of 50 percent or less owned persons accounted for by the equity method have been omitted as, in the aggregate, they do not meet the tests of a significant subsidiary at a 20 percent level as of or for the years ended March 31, 2003, 2002 and 2001.

Independent Auditors’ Report

The Board of Directors and Stockholders

TDK Corporation:

We have audited the consolidated financial statements of TDK Corporation and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The segment information required to be disclosed in financial statements under accounting principles generally accepted in the United States of America is not presented in the accompanying consolidated financial statements. Foreign issuers are presently exempted from such disclosure requirement in Securities Exchange Act filings with the Securities and Exchange Commission of the United States of America.

In our opinion, except for the omission of the segment information referred to in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TDK Corporation and subsidiaries as of March 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

The consolidated financial statements as of and for the year ended March 31, 2003, have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements expressed in yen have been translated into United States dollars on the basis set forth in note 2 to the consolidated financial statements.

/s/ KPMG

Tokyo, Japan
May 7, 2003

Consolidated balance sheets
As of March 31, 2003 and 2002

			U.S. Dollars
			(Thousands)
	Yen (Millions)		(Note 2)

	2003	2002	2003

ASSETS
Current assets:
Cash and cash equivalents	¥170,551	125,761	$1,421,258
Trade receivables:
Notes	7,750	8,219	64,584
Accounts	135,123	138,378	1,126,025
Allowance for doubtful receivables	(2,850)	(3,770)	(23,750)

Net trade receivables	140,023	142,827	1,166,859

Inventories (Note 5)	73,917	91,149	615,975
Income tax receivables (Note 7)	2,765	8,289	23,042
Prepaid expenses and other current assets (Note 7)	33,706	31,180	280,883

Total current assets	420,962	399,206	3,508,017

Investments and advances (Notes 4 and 12)	22,578	24,265	188,150
Property, plant and equipment, at cost:
Land	21,284	23,739	177,367
Buildings	178,959	183,450	1,491,325
Machinery and equipment	489,131	507,589	4,076,091
Construction in progress	9,362	13,301	78,017

	698,736	728,079	5,822,800
Less accumulated depreciation	472,829	462,489	3,940,242

Net property, plant and equipment	225,907	265,590	1,882,558

Goodwill (Note 17)	14,131	11,500	117,758
Intangible assets (Note 17)	16,418	7,265	136,817
Deferred income taxes (Note 7)	43,948	37,021	366,233
Other assets	3,393	5,063	28,275

	¥747,337	749,910	$6,227,808

See accompanying notes to consolidated financial statements.

			U.S. Dollars
			(Thousands)
	Yen (Millions)		(Note 2)

	2003	2002	2003

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt (Note 6)	¥ 1,431	1,655	$11,925
Current installments of long-term debt (Note 6)	488	657	4,067
Trade payables:
Notes	824	849	6,867
Accounts	56,136	51,760	467,800
Accrued salaries and wages	11,483	11,247	95,692
Accrued expenses (Note 16)	28,088	35,665	234,066
Income taxes payables (Note 7)	1,057	2,546	8,808
Other current liabilities (Note 7)	5,507	5,962	45,892

Total current liabilities	105,014	110,341	875,117

Long-term debt, excluding current installments (Note 6)	94	459	783
Retirement and severance benefits (Note 8)	84,971	49,992	708,092
Deferred income taxes (Note 7)	13	598	108
Commitments and contingent liabilities (Note 13)	—	—	—

Total liabilities	190,092	161,390	1,584,100

Minority interests	3,360	4,593	28,000
Stockholders’ equity:
Common stock
Authorized 480,000,000 shares; Issued 133,189,659 shares in 2003 and 2002	32,641	32,641	272,008
Additional paid-in capital	63,051	63,051	525,425
Legal reserve (Note 9)	15,953	15,683	132,942
Retained earnings (Note 9)	525,919	520,143	4,382,658
Accumulated other comprehensive income (loss) (Notes 7, 8 and 11)	(78,824)	(43,999)	(656,867)
Treasury stock at cost; 564,475 shares in 2003 and 330,083 shares in 2002 (Note 10)	(4,855)	(3,592)	(40,458)

Total stockholders’ equity	553,885	583,927	4,615,708

	¥747,337	749,910	$6,227,808

Consolidated statements of operations
For the years ended March 31, 2003, 2002 and 2001

				U.S. Dollars
				(Thousands)
	Yen (Millions)			(Note 2)

	2003	2002	2001	2003

Revenues:
Net sales	¥608,880	570,511	679,086	$5,074,000
Interest and dividend income	1,379	2,033	5,089	11,491
Gain on securities (net of loss) (Note 4)	—	—	13,450	—
Other income	2,017	2,284	2,437	16,809

Total revenues	612,276	574,828	700,062	5,102,300
Costs and expenses:
Cost of sales	459,616	464,620	496,083	3,830,133
Selling, general and administrative expenses	121,839	123,741	131,074	1,015,325
Restructuring cost (Note 16)	5,345	25,872	—	44,542
Interest expense	577	1,264	490	4,808
Loss on securities (net of gain) (Note 4)	3,298	207	—	27,483
Other deductions	3,520	2,821	7,899	29,334

Total costs and expenses	594,195	618,525	635,546	4,951,625

Income (loss) before income taxes	18,081	(43,697)	64,516	150,675
Income taxes (Note 7)	5,296	(16,994)	19,792	44,133

Income (loss) before minority interests	12,785	(26,703)	44,724	106,542
Minority interests	(766)	932	(741)	(6,384)

Net income (loss)	¥ 12,019	(25,771)	43,983	$100,158

	Yen (except number of
	common shares outstanding)			U.S. Dollars

Amounts per share:
Basic net income (loss) per share	¥ 90.56	(193.91)	330.54	$0.75
Diluted net income (loss) per share	90.56	(193.91)	330.54	0.75
Weighted average basic and diluted common shares outstanding (in thousands)	132,716	132,900	133,064
Cash dividends paid during the year (Note 9)	¥ 45.00	60.00	60.00	$0.38

See accompanying notes to consolidated financial statements.

Consolidated statements of stockholders’ equity
For the years ended March 31, 2003, 2002 and 2001

				U.S. Dollars
				(Thousands)
	Yen (Millions)			(Note 2)

	2003	2002	2001	2003

Common stock:
Balance at beginning of period	¥ 32,641	32,641	32,641	$272,008

Balance at end of period	32,641	32,641	32,641	272,008

Additional paid-in capital:
Balance at beginning of period	63,051	63,051	63,051	525,425

Balance at end of period	63,051	63,051	63,051	525,425

Legal reserve (Note 9):
Balance at beginning of period	15,683	13,409	13,302	130,692
Transferred from retained earnings	270	2,274	107	2,250

Balance at end of period	15,953	15,683	13,409	132,942

Retained earnings (Note 9):
Balance at beginning of period	520,143	556,165	520,276	4,334,525
Net income (loss)	12,019	(25,771)	43,983	100,158
Cash dividends	(5,973)	(7,977)	(7,987)	(49,775)
Transferred to legal reserve	(270)	(2,274)	(107)	(2,250)

Balance at end of period	525,919	520,143	556,165	4,382,658

Accumulated other comprehensive income (loss) (Notes 7,8 and 11):
Balance at beginning of period	(43,999)	(24,851)	(58,257)	(366,659)
Other comprehensive income (loss) for the period, net of tax	(34,825)	(19,148)	33,406	(290,208)

Balance at end of period	(78,824)	(43,999)	(24,851)	(656,867)

Treasury stock (Note 10):
Balance at beginning of period	(3,592)	(2,666)	—	(29,933)
Acquisition of treasury stock	(1,263)	(926)	(2,666)	(10,525)

Balance at end of period	(4,855)	(3,592)	(2,666)	(40,458)

Total stockholders’ equity	¥553,885	583,927	637,749	$4,615,708

Disclosure of comprehensive income (loss):
Net income (loss) for the period	¥ 12,019	(25,771)	43,983	$100,158
Other comprehensive income (loss) for the period, net of tax (Note 11)	(34,825)	(19,148)	33,406	(290,208)

Total comprehensive income (loss) for the period	¥(22,806)	(44,919)	77,389	$(190,050)

See accompanying notes to consolidated financial statements.

Consolidated statements of cash flows
For the years ended March 31, 2003, 2002 and 2001

				U.S. Dollars
				(Thousands)
	Yen (Millions)			(Note 2)

	2003	2002	2001	2003

Cash flows from operating activities:
Net income (loss)	¥ 12,019	(25,771)	43,983	$100,158
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	57,789	61,920	67,973	481,575
Loss on disposal of property and equipment	4,845	6,436	5,144	40,375
Deferred income taxes	4,301	(13,797)	(10,986)	35,842
Loss (gain) on securities	3,298	207	(13,450)	27,483
Contribution of cash and cash equivalents to pension trust	—	—	(15,315)	—
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(2,256)	18,517	22,365	(18,800)
Decrease (increase) in inventories	14,277	28,776	(23,607)	118,975
Increase (decrease) in trade payables	6,691	(14,806)	(18,969)	55,758
Increase (decrease) in income taxes payables, net	2,265	(25,223)	4,642	18,875
Other — net	1,129	5,245	5,817	9,409

Net cash provided by operating activities	104,358	41,504	67,597	869,650

Cash flows from investing activities:
Capital expenditures	(41,451)	(58,777)	(99,452)	(345,425)
Proceeds from sales and maturities of investments	1,511	323	6,253	12,592
Payment for purchase of investments	(7,306)	(3,116)	(692)	(60,883)
Other — net	601	3,667	1,353	5,008

Net cash used in investing activities	(46,645)	(57,903)	(92,538)	(388,708)

Cash flows from financing activities:
Proceeds from long-term debt	211	46	614	1,758
Repayment of long-term debt	(646)	(777)	(1,536)	(5,383)
Increase (decrease) in short-term debt, net	(254)	(3,568)	2,761	(2,117)
Payment to acquire treasury stock	(1,263)	(926)	(2,666)	(10,525)
Dividends paid	(5,973)	(7,977)	(7,987)	(49,775)

Net cash used in financing activities	(7,925)	(13,202)	(8,814)	(66,042)

Effect of exchange rate changes on cash and cash equivalents	(4,998)	4,445	10,153	(41,650)

Net increase (decrease) in cash and cash equivalents	44,790	(25,156)	(23,602)	373,250
Cash and cash equivalents at beginning of period	125,761	150,917	174,519	1,048,008

Cash and cash equivalents at end of period	¥170,551	125,761	150,917	$1,421,258

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations and Summary of Significant Accounting Policies

(a) Nature of Operations

     TDK is a multinational manufacturer of ferrite products and a producer of inductor, ceramic and other components and recording media and systems. TDK, a Tokyo-based company founded in 1935 to commercialize ferrite, now manufactures and sells a broad range of products. TDK’s two business segments are electronic materials and components, and recording media and systems, which accounted for 78% and 22% of net sales, respectively, for the year ended March 31, 2003. The main products which are manufactured and sold by the two business segments are as follows:

     a) Electronic materials and components products:

           Ferrite cores, Ceramic capacitors, High-frequency components, Inductors, GMR heads, and Semiconductors

     b) Recording media and systems products:

           Audio tapes, Video tapes, CD-Rs, MDs, DVDs, and PC cards

           TDK sells electronic materials and components products to electric and communication equipment manufacturers and audio equipment manufacturers, mainly in Asia and Japan, and recording media and systems products to distribution agents and audio equipment manufacturers, mainly in Japan, Europe, and North America.

(b) Basis of Presentation

     TDK and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

     The consolidated financial statements presented herein reflect certain adjustments, not recorded on the primary books of TDK and subsidiaries, to present the financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States of America. Such adjustments relate principally to accounting for issue costs for debt with stock purchase warrants, retirement and severance benefits and impairment of long-lived assets including goodwill.

(c) Consolidation Policy

     The consolidated financial statements include the accounts of TDK and its subsidiaries. The investments in affiliates in which TDK’s ownership is 20% to 50% and TDK exercises significant influence over their operating and financial policies are accounted for by the equity method.

     All significant intercompany accounts and transactions have been eliminated in consolidation.

(d) Cash Equivalents

     Cash equivalents include all highly liquid debt instruments purchased with an original maturity of three months or less.

(e) Marketable Securities

     TDK classifies its debt and equity securities into one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which TDK has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

     Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized.

(f) Inventories

     Inventories are stated at the lower of cost or market. Cost is determined principally by the average method.

(g) Depreciation

     Depreciation of property, plant and equipment is principally computed by the declining-balance method for assets located in Japan and of certain foreign subsidiaries and by the straight-line method for assets of other foreign subsidiaries based on the following estimated useful lives:

Buildings	3 to 60 years
Machinery and equipment	2 to 22 years

(h) Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

     Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(i) Stock Option Plan

     Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation” defines a fair value based method of accounting for a stock option. SFAS 123 gives an entity a choice of recognizing related compensation expense by adopting the fair value method or to continue measure compensation using the intrinsic value-based method prescribed under Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”, the former standard. As such, stock-based compensation cost is recognized by TDK only if the market price of the underlying common stock exceeds the exercise price on the date of grant. TDK chose to use the measurement prescribed by APB 25, and no compensation cost for the stock option plan has been incurred in fiscal 2003, fiscal 2002 and fiscal 2001. The following table illustrates the effect on net income (loss) and net income (loss) per share if the fair-value-based method had been applied to all outstanding and unvested awards with such costs recognized ratably over the vesting period of the underlying instruments.

	Yen			U.S. Dollars
	(Millions)			(Thousands)

	2003	2002	2001	2003

Net income (loss), as reported	¥12,019	(25,771)	43,983	$100,158
Deduct total stock-based employee compensation expense determined under fair-value-based method for all rewards, net of tax	(241)	(280)	(207)	(2,008)

Pro forma net income (loss)	11,778	(26,051)	43,776	98,150
Basic and diluted net income (loss) per share:
As reported	¥ 90.56	(193.91)	330.54	$0.75
Pro forma	88.74	(196.02)	328.98	0.74

     In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation — Transition and Disclosure”, which amends FASB Statement No. 123 (“SFAS 123”), “Accounting for Stock-Bases Compensation”. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SAFS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SAFS 148 are effective for fiscal years ending after December 15, 2002. The adoption of SFAS 148 did not have a material effect on TDK’s consolidated financial position and results of operations.

(j) Advertising Costs

     Advertising costs are expensed as incurred.

(k) Foreign Currency Translation

     Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards No. 52 (“SFAS 52”), “Foreign Currency Translation”. Under SFAS 52, the assets and liabilities of TDK’s subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Revenue and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from foreign currency transactions are included in other income (deductions), and those resulting from translation of financial statements are generally excluded from the statements of operations and are accumulated in stockholders’ equity as a component of accumulated other comprehensive income (loss).

(l) Use of Estimates

     Management of TDK has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles in the United States of America. Significant items subject to such estimates and assumptions include the valuation of intangible assets, property, plant and equipment, trade receivables, inventories, and deferred income tax assets, and assumptions related to the estimation of actuarial determined employee benefit obligations. Actual results could differ from those estimates.

(m) Accounting for the Impairment or Disposal of Long-Lived Assets

     In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets” which supersedes both Statement of Financial Accounting Standards No.121 (“SFAS 121”), “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ” and the accounting and reporting provisions of APB Opinion No.30 (“Opinion 30”), “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for the disposal of a segment of a business (as previously defined in that Opinion). SFAS 144 retains the fundamental provisions in SFAS 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS 121. TDK adopted the provision of SFAS 144 on April 1, 2002. The adoption of SFAS 144 did not have a material effect on TDK’s consolidated financial position or results of operations.

     TDK’s long-lived assets and certain identifiable intangibles with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(n) Goodwill and Other Intangible Assets

     In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.141 (“SFAS 141”), “Business Combinations”, and Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible

Assets”. SFAS 141 requires the use of the purchase method of accounting for business combinations. SFAS 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. Under SFAS 142 goodwill is no longer amortized, but instead is tested for impairment at least annually. Intangible assets are amortized over their respective estimated useful lives and reviewed for impairment in accordance with Statement of Financial Accounting Standards No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead is tested for impairment until its life is determined to no longer be indefinite.

TDK conducts its annual impairment test at the end of each fiscal year.

(o) Derivative Financial Instruments

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities”. In June 2000, the Financial Accounting Standards Board also issued Statement of Financial Accounting Standards No. 138 (“SFAS 138”), “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133”. Both standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS 133, as amended, and 138 are effective for fiscal years beginning after June 15, 2000. TDK adopted SFAS 133 and 138 as of April 1, 2001. The cumulative effect adjustment upon the adoption of SFAS 133 and 138, net of the related income tax effect, resulted in a decrease to accumulated other comprehensive income of approximately ¥90 million. This amount was reclassified from accumulated other comprehensive income to earnings during the year ended March 31, 2002. TDK has not elected to apply hedge accounting subsequent to the adoption of SFAS 133 and 138, and changes in the fair value of derivatives are recognized in earnings in the period of the changes.

     Prior to the adoption of SFAS 133 and 138, TDK and certain of its subsidiaries used derivative financial instruments with off-balance-sheet risk, such as currency swaps, interest rate swaps, forward foreign exchange contracts and currency option contracts, to limit their exposure to fluctuations in foreign exchange rates and interest rates. Gains and losses on foreign exchange instruments that qualified for hedge accounting treatment were recognized in the same period in which gains or losses from the transaction being hedged were recognized. The differential to be paid or received on interest rate swap agreements was recognized over the life of the agreement as an adjustment to interest expense. Derivative financial instruments that did not meet the criteria for hedge accounting were marked to market.

(p) Net Income per Share

     Basic net income per share has been computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during each year. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the income of TDK. Stock options were not included in the calculation of diluted earnings per share for the years ended March 31, 2003, 2002 and 2001 as their effect would be antidilutive.

(q) Revenue Recognition

     TDK recognized revenue when (i) persuasive evidence of an arrangement exists which is generally in the form of a purchase order or a signed contract; (ii) delivery has occurred and title and risk of loss have transferred; (iii) the sales price is fixed and determinable, and (iv) collectibility is probable.

(r) New Accounting Standards

Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)

     In May 2000, the Emerging Issues Task Force reached a final consensus on Issue 00-14 (“EITF 00-14”), “Accounting for Certain Sales Incentives”. EITF 00-14 addresses accounting and reporting standards for sales incentives such as coupons or rebates that are provided by vendors or manufacturers and are exercisable by customers at the point of sale.

     In January 2001, the Emerging Issues Task Force also reached a final consensus on a portion of issue 00-22 (“EITF 00-22”), “Accounting for “Points” and Certain Other Time-Based or Volume-Based Sales Incentives Offers, and Offers for Free Products or Services to Be Delivered in the Future”. EITF 00-22 addresses accounting and reporting standards for sales incentives such as royalty programs or rebates that are offered to customers by vendors only if the customer completes a specified cumulative level of revenue transactions with the vendor or remains a customer of the vendor for a specified time period.

     In April 2001, the Emerging Issues Task Force also reached a final consensus on a portion of Issue 00-25 (“EITF 00-25”), “Vendor Income Statement Characterization of Consideration to a Purchaser of the Vendor’s Products or Services”. EITF 00-25 addresses the income statement characterization of consideration, other than that directly addressed in EITF 00-14, from a vendor (typically a manufacturer or distributor) to a customer (typically a retailer or wholesaler) in connection with the sale to the customer of the vendor’s products or promotion of sales of the vendor’s products by the customer. EITF 00-14 and EITF 00-25 were subsequently codified in and superseded by Issue 01-9 (“EITF 01-9”), “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” on which the Emerging Issues Task Force reached a final consensus.

     TDK adopted EITF 01-9 on April 1, 2002. However, consolidated financial statements for the prior periods have been reclassified to comply with the income statement display requirements. The adoption results in a reduction in net sales for the years ended March 31, 2002 and 2001 of ¥4,518 million and ¥10,825 million, respectively, and corresponding decrease in selling, general and administrative expenses, with no effect on net income.

Accounting for Costs Associated with Exit or Disposal Activities

     In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Cost to Exit an Activity (including Certain costs Incurred in a Restructuring)”. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 did not have a material effect on TDK’s consolidated financial positions and results of operations.

Guarantor’s Accounting and Disclosure Requirements for Guarantees

     In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued. TDK adopted the recognition provisions of FIN 45 prospectively to guarantees issued after December 31, 2002. The disclosure provisions of FIN 45 are effective for consolidated financial statements as of March 31, 2003. The adoption of FIN 45 did not have a material effect on TDK’s consolidated financial positions and results of operations.

Consolidation of Variable Interest Entities

     In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No.46 (“FIN 46”), “Consolidation of Variable Interest Entities, an interpretation of ARB No.51”. FIN 46 addresses the consolidation by business enterprises of variable interest entities as defined in the interpretation. FIN 46 applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interest entities obtained after January 31, 2003. TDK will apply FIN 46 to variable interest entities created before February 1, 2003 by September 30, 2003. The impact on TDK’s consolidated financial statements is immaterial.

New Accounting Standards Not Yet Adopted

     In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.143 (“SFAS 143”), “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived assets, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset’s useful life. TDK is required to adopt the provisions of SFAS 143 on April 1, 2003. Currently, the effect on TDK’s consolidated financial statements of adopting SFAS 143 has not been determined.

     In January 2003, the Emerging Issues Task Force reached a final consensus on Issue 03-2 (“EITF 03-2”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”. EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employees’ Pension Fund (“EPF”) plan, which is a defined benefit pension plan established under the Welfare Pension Insurance Law. EITF 03-2 requires employers to account for the separation process of the substitutional portion from the entire EPF plan (which includes a corporation portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets. The separation process is considered the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy. TDK has not decided whether it will transfer the substitutional portion to the government. Accordingly, the impact on TDK’s financial statements, if any, can not be determined until a decision is made and the substitutional portion of the benefit obligation and plan assets are transferred to the government.

     In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 requires that certain financial instruments, which under previous guidance could be accounted for as equity, be classified as liabilities in statements of financial position. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. TDK does not expect the adoption of SFAS 150 to have a material effect on TDK’s consolidated financial position and result of operations.

(s) Reclassifications

     Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the presentation used for the year ended March 31, 2003.

2. Financial Statement Translation

     The consolidated financial statements are expressed in yen, the functional currency of TDK. Supplementally, however, the Japanese yen amounts as of and for the year ended March 31, 2003, have also been translated into U.S. dollar amounts, solely for the convenience of the reader, at the rate of ¥120=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market on March 31, 2003. This translation should not be construed as a representation that the amounts shown could be converted into U.S. dollars at such rate.

3. Foreign Operations

     Amounts included in the consolidated financial statements relating to subsidiaries operating in foreign countries are summarized as follows:

				U.S. Dollars
	Yen (Millions)			(Thousands)

	2003	2002	2001	2003

Net assets	¥304,645	312,539	317,844	$2,538,708
Net sales	436,062	391,740	439,750	3,633,850
Net income (loss)	9,101	(20,519)	(5,239)	75,842

4. Investments and Advances

     Investments and advances at March 31, 2003 and 2002, are as follows

			U.S. Dollars
	Yen (Millions)		(Thousands)

	2003	2002	2003

Marketable securities	¥ 6,064	8,283	$50,533
Nonmarketable securities	1,406	4,864	11,717
Investments in affiliates	11,861	6,524	98,842
Other	3,247	4,594	27,058

	¥ 22,578	24,265	$188,150

     Investments in affiliates accounted for by the equity method consist of 26.1% of the common stock of Semiconductor Energy Laboratory Co., Ltd., a research and development company, 50.0% of the common stock of Tokyo Magnetic Printing Co., Ltd., a magnetic products manufacturing company, and six other affiliated companies, collectively, which are not significant. The unamortized portion of the excess of cost over TDK’s share of net assets of affiliated companies was ¥562 million ($4,683 thousands) at March 31, 2003. In accordance with SFAS 142, this equity-method goodwill is no longer amortized, but is being analyzed for impairment.

     Investments and advances include available-for-sale securities. Information with respect to such securities at March 31, 2003 and 2002, is as follows:

As of March 31, 2003

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
Yen (Millions):	Cost	Gains	Losses	Fair Value

Investments and advances:
Equity securities	¥3,384	193	11	3,566
Debt securities	2,495	3	—	2,498

	¥5,879	196	11	6,064

As of March 31, 2002

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
Yen (Millions):	Cost	Gains	Losses	Fair Value

Investments and advances:
Equity securities	¥4,389	596	—	4,985
Debt securities	3,274	24	—	3,298

	¥7,663	620	—	8,283

As of March 31, 2003

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
U.S. Dollars (Thousands):	Cost	Gains	Losses	Fair Value

Investments and advances:
Equity securities	$28,200	1,608	92	29,716
Debt securities	20,792	25	—	20,817

	$48,992	1,633	92	50,533

     Debt securities classified as available-for-sale at March 31, 2003 mature in fiscal 2004 through 2006 (weighted average remaining term of 1.3 years).

     The proceeds from sale and settlement of available-for-sale securities are ¥1,511 million ($12,592 thousand), ¥323 million and ¥6,253 million for the years ended March 31, 2003, 2002 and 2001, respectively. The gross realized gains on the sale and settlement of available-for-sale securities are ¥4 million ($33 thousand), ¥120 million and ¥999 million for the years ended March 31, 2003, 2002 and 2001, respectively. The gross realized loss on the sale and settlement of available-for-sale securities is ¥74 million for the years ended March 31, 2001. TDK recorded a write-down of ¥3,302 million ($27,517 thousand) and ¥327 million on certain available-for-sale securities representing other-than-temporary declines in the fair value of the available-for-sale securities for the years ended March 31, 2003 and 2002, respectively. During 2001, TDK contributed equity securities of ¥34,573 million to a pension trust. The gross realized gains and losses on this contribution are ¥13,329 million and ¥811 million, respectively.

5. Inventories

     Inventories at March 31, 2003 and 2002, are summarized as follows:

	Yen		U.S. Dollars
	(Millions)		(Thousands)

	2003	2002	2003

Finished goods	¥33,151	38,671	$276,258
Work in process	21,681	25,348	180,675
Raw materials	19,085	27,130	159,042

	¥73,917	91,149	$615,975

6. Short-Term and Long-Term Debt

     Short-term debt and weighted average interest rates at March 31, 2003 and 2002, are as follows:

	Yen		U.S. Dollars	Weighted average
	(Millions)		(Thousands)	interest rate

	2003	2002	2003	2003	2002

Short-term bank loans	¥1,431	1,655	$11,925	2.54%	4.35%

     At March 31, 2003, unused short-term credit facilities for issuance of commercial paper amounted to ¥36,060 million ($300,500 thousand).

     Long-term debt at March 31, 2003 and 2002, is set forth below:

	Yen		U.S. Dollars
	(Millions)		(Thousands)

	2003	2002	2003

Loans from banks, unsecured, due fiscal 2003 (weighted average: 2002-13.79%)	¥—	140	$—
Other (weighted average: 2003-9.98%, 2002-10.19%)	582	976	4,850

	582	1,116	4,850
Less current installments	488	657	4,067

	¥94	459	$783

     The aggregate annual maturities of long-term debt outstanding at March 31, 2003, are as follows:

		U.S. Dollars
	Yen (Millions)	(Thousands)

Year ending March 31,
2004	¥488	$4,067
2005	87	725
2006	7	58

	¥582	$4,850

     As is customary in Japan, short-term and long-term bank loans are made under general agreements that provide that under certain circumstances security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations due the bank.

7. Income Taxes

     TDK and its domestic subsidiaries are subject to a national corporation tax of 30%, an inhabitants tax of between 5.2% and 6.2% and a deductible enterprise tax of between 9.6% and 10.1%, which in the aggregate resulted in a statutory rate of approximately 41% in the years ended March 31, 2003, 2002 and 2001.

     Amendments to Japanese tax regulations were enacted into law on March 24, 2003. As a result of this amendment, the statutory income tax rate was reduced from approximately 41% to 40% effective from April 1, 2004. Current income taxes were calculated at the rate of 41%, in effect for the years ended March 31, 2003, 2002 and 2001, respectively.

     Deferred tax assets and liabilities expected to be settled or realized by March 31, 2004 were calculated at the rate of 41%, and those expected to be settled or realized after April 1, 2004 were calculated at the rate of 40%.

     The effects of the income tax rate reduction on deferred income tax balances as of March 31, 2003 reduced the net deferred tax asset by approximately ¥1,044 million ($8,700 thousand).

     The effective tax rate of TDK for the years ended March 31, 2003, 2002 and 2001, are reconciled with the Japanese statutory tax rate in the following table:

	2003	2002	2001

Japanese statutory tax rate	41.0%	(41.0)%	41.0%
Expenses not deductible for tax purposes	0.5	0.2	0.3
Non taxable income	(2.4)	(1.0)	(0.0)
Amortization of goodwill	—	—	1.4
Difference in statutory tax rates of foreign subsidiaries	(22.6)	(3.0)	(14.1)
Change in the valuation allowance	14.8	4.8	(0.3)
Change in enacted tax laws and rates	5.8	—	—
Currency translation adjustment	(3.3)	—	—
Special tax deduction	(4.7)	(2.0)	(3.2)
Other	0.2	3.1	5.6

Effective tax rate	29.3%	(38.9)%	30.7%

     Total income taxes for the years ended March 31, 2003, 2002 and 2001 are allocated as follows:

	Yen			U.S. Dollars
	(Millions)			(Thousands)

	2003	2002	2001	2003

Income (loss) before income taxes	¥5,296	(16,994)	19,792	$44,133
Stockholders’ equity:
Foreign currency translation adjustments	(242)	642	(1,893)	(2,017)
Net unrealized gains (losses) on securities	(166)	436	(6,404)	(1,383)
Minimum pension liability adjustments	(10,950)	(24,901)	9,587	(91,250)

Total income taxes	¥(6,062)	(40,817)	21,082	$(50,517)

     Income (loss) before income taxes and income taxes for the years ended March 31, 2003, 2002 and 2001, are summarized as follows:

	Income
	(loss)
	Before	Income Taxes
	Income
	Taxes	Current	Deferred	Total

Yen (Millions):
2003
Japanese	¥6,932	(1,929)	5,977	4,048
Foreign	11,149	2,924	(1,676)	1,248

	¥18,081	995	4,301	5,296

2002
Japanese	¥(20,395)	(660)	(14,483)	(15,143)
Foreign	(23,302)	(2,537)	686	(1,851)

	¥(43,697)	(3,197)	(13,797)	(16,994)

2001
Japanese	¥64,394	25,832	(10,662)	15,170
Foreign	122	4,946	(324)	4,622

	¥64,516	30,778	(10,986)	19,792

	Income
	(loss)
	Before	Income Taxes
	Income
	Taxes	Current	Deferred	Total

U.S. Dollars (Thousands):
2003
Japanese	$57,767	(16,076)	49,809	33,733
Foreign	92,908	24,367	(13,967)	10,400

	$150,675	8,291	35,842	44,133

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2003 and 2002, are as follows:

	Yen		U.S. Dollars
	(Millions)		(Thousands)

	2003	2002	2003

Deferred tax assets:
Trade accounts receivable, principally due to allowance for doubtful debt	¥486	609	$4,050
Inventories	625	552	5,208
Accrued business tax	31	—	258
Accrued expenses	3,215	3,042	26,792
Retirement and severance benefits	9,465	5,374	78,875
Net operating loss carryforwards	13,215	16,494	110,125
Tax credit carryforwards	1,429	2,294	11,908
Minimum pension liability adjustments	38,613	28,615	321,775
Other	2,218	3,764	18,484

Total gross deferred tax assets	69,297	60,744	577,475
Less valuation allowance	(9,690)	(7,444)	(80,750)

Net deferred tax assets	¥59,607	53,300	$496,725

Deferred tax liabilities:
Investments, principally due to differences in valuation	(6,420)	(6,156)	(53,500)
Undistributed earnings of foreign subsidiaries	(738)	(714)	(6,150)
Property, plant and equipment, principally due to differences in depreciation	(515)	(1,334)	(4,292)
Net unrealized gains on securities	(77)	(241)	(642)
Other	(514)	(1,025)	(4,283)

Total gross deferred tax liabilities	(8,264)	(9,470)	(68,867)

Net deferred tax assets	¥51,343	43,830	$427,858

     The net changes in the total valuation allowance for the years ended March 31, 2003, 2002 and 2001, are an increase of ¥2,246 million ($18,717 thousand), ¥1,798 million and ¥4,687 million, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not TDK will realize the benefits of these deductible differences, net of the existing valuation allowance at March 31, 2003.

     At March 31, 2003, TDK and certain subsidiaries have net operating loss carryforwards for income tax purposes of ¥36,023 million ($300,192 thousand) which are available to offset future taxable income, if any.

     Periods available to offset future taxable income vary in each tax jurisdiction and range from one year to an indefinite period as follows:

		U.S. Dollars
	Yen (Millions)	(Thousands)

Within 1 year	¥68	$567
1 to 5 years	14,076	117,300
5 to 20 years	11,400	95,000
Indefinite periods	10,479	87,325

	¥36,023	$300,192

     Certain subsidiaries have tax credit carryforwards for income tax purposes of ¥1,429 million ($11,908 thousand) which are available to reduce future income taxes, if any. Approximately ¥455 million ($3,792 thousand) of the tax credit carryforwards expire in fiscal 2018, while the remainder have an indefinite carryforward period.

     Net deferred income tax assets and liabilities at March 31, 2003 and 2002, are reflected in the accompanying consolidated balance sheets under the following captions:

	Yen		U.S. Dollars
	(Millions)		(Thousands)

	2003	2002	2003

Prepaid expenses and other current assets	¥7,555	7,961	$62,958
Deferred income taxes (noncurrent assets)	43,948	37,021	366,233
Other current liabilities	(147)	(554)	(1,225)
Deferred income taxes (noncurrent liabilities)	(13)	(598)	(108)

	¥51,343	43,830	$427,858

     As of March 31, 2003, TDK did not recognize deferred tax liabilities of approximately ¥43,083 million ($359,025 thousand) for certain portions of undistributed earnings of foreign subsidiaries because TDK currently does not expect those unremitted earnings to reverse and become taxable to TDK in the foreseeable future. A deferred tax liability will be recognized when TDK expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. As of March 31, 2003, the undistributed earnings of these subsidiaries are approximately ¥178,373 million ($1,486,442 thousand).

8. Retirement and Severance Benefits

     TDK and certain subsidiaries have noncontributory retirement and severance plans that provide for pension or lump-sum payment benefits, based on length of service and certain other factors, to employees who retire or terminate their employment for reasons other than dismissal for cause. In addition, the majority of the employees of TDK are covered by a contributory pension plan, whose benefits are based on length of service and certain other factors and include a portion representing the government social security welfare pension. TDK’s funding is in accordance with income tax and welfare pension regulations. In addition, in September 2000, TDK contributed equity securities with a fair value of ¥34,573 million and cash of ¥15,315 million to the pension trust. TDK also has an unfunded retirement plan for statutory auditors.

     Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	Yen		U.S. Dollars
	(Millions)		(Thousands)

	2003	2002	2003

Change in benefit obligations:
Benefit obligations at beginning of period	¥238,838	230,733	$1,990,317
Service cost	9,383	8,924	78,192
Interest cost	5,985	6,359	49,875
Plan participants’ contributions	621	660	5,175
Plan amendments	(4,838)	(16,816)	(40,317)
Actuarial loss (gain)	11,594	21,359	96,617
Benefits paid	(10,346)	(12,752)	(86,217)
Translation adjustment	(612)	371	(5,100)

Benefit obligations at end of period	250,625	238,838	2,088,542

Change in plan assets:
Fair value of plan assets at beginning of period	166,253	179,558	1,385,442
Actual return on plan assets	(17,914)	(15,584)	(149,283)
Employer contributions	7,293	9,564	60,775
Plan participants’ contributions	621	660	5,175
Benefits paid	(9,400)	(8,154)	(78,333)
Translation adjustment	(280)	209	(2,333)

Fair value of plan assets at end of period	146,573	166,253	1,221,443

Funded status	(104,052)	(72,585)	(867,099)
Unrecognized net transition obligation being recognized over 18 years	(6,377)	(7,708)	(53,142)
Unrecognized net actuarial loss	142,621	117,092	1,188,508
Unrecognized prior service benefit	(20,312)	(16,816)	(169,267)

Net amount recognized	¥11,880	19,983	$99,000

Amounts recognized in consolidated balance sheets consist of:
Retirement and severance benefits	(84,971)	(49,992)	(708,092)
Intangible assets	251	134	2,092
Accumulated other comprehensive income	96,600	69,841	805,000

Net amount recognized	¥11,880	19,983	$99,000

Actuarial present value of accumulated benefit obligations at end of period	¥229,466	215,808	$1,912,217

     Net periodic benefit cost for the years ended March 31, 2003, 2002 and 2001, consisted of the following:

	Yen			U.S. Dollars
		(Millions)		(Thousands)

	2003	2002	2001	2003

Components of net periodic benefit cost:
Service cost	¥9,383	8,924	10,923	$78,192
Interest cost	5,985	6,359	6,390	49,875
Expected return on plan assets	(3,678)	(4,321)	(4,417)	(30,650)
Amortization of transition assets	(1,331)	(1,331)	(1,331)	(11,092)
Recognized actuarial loss	5,963	3,461	2,598	49,691
Amortization of unrecognized prior service benefit	(1,342)	—	—	(11,183)

Net periodic benefit cost	¥14,980	13,092	14,163	$124,833

     The weighted-average discount rates used in determining the present value of benefit obligations and expected long-term rate of return on assets were 2.1% and 2.6% for 2003 and 2002, respectively. The rates of increase in future compensation levels were 3.0% for 2003 and 2002.

     Plan assets comprise primarily listed stock, bonds and other interest-bearing securities.

9. Legal Reserve and Dividends

     The Japanese Commercial Code, amended effective on October 1, 2001, provides that an amount equal to at least 10% of cash dividends and of certain other items be appropriated as a legal reserve until an aggregated amount of additional paid-in capital and the legal reserve equals 25% of common stock. The portion of such aggregated amount in excess of 25% of common stock may become available for dividends subsequent to release to retained earnings. Certain foreign subsidiaries are also required to appropriate earnings to legal reserves under the laws of the respective countries.

     Cash dividends and appropriations to the legal reserve charged to retained earnings during the periods represent dividends paid out during the periods and related appropriations to the legal reserve. The accompanying consolidated financial statements do not include any provision for the dividend proposed by the Board of Directors of ¥25 ($0.21) per share aggregating ¥3,316 million ($27,633 thousand) in respect of the year ended March 31, 2003, or for the related appropriation to the legal reserve.

     Cash dividends per common share are computed based on dividends paid for the year.

10. Stock Option Plan

     TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 27, 2002 regarding the issue of stock acquisition rights as stock options (the Stock Acquisition Rights) for Board members and select senior executives, pursuant to Articles 280-20 and 280-21 of the Japanese Commercial Code, as amended. Upon approval, the Board of Directors has adopted resolutions to issue at no charge an aggregate of 2,236 Stock Acquisition Rights, each representing a stock option to purchase 100 share of common stock of TDK, to the current 7 Directors on the Board and 190 select senior executives. The Stock Acquisition Rights issued on August 9, 2002 are exercisable during the period from August 1, 2004 to July 31, 2008. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥5,909 ($49.24) per share of common stock, which was calculated by a formula approved by shareholders at the said annual shareholders meeting and is subject to an adjustment in certain events, including but not limited to a stock split, stock dividend and issue of new shares at a price less than the current market price of the shares of TDK. The exercise price of each Stock Acquisition Right was equal to or greater than the fair market value of TDK’s common stock on the date of grant. To cover these options TDK purchased on the Tokyo Stock Exchange (“TSE”) a total of 223,600 common shares with an aggregate purchase price of ¥1,209 million ($10,075 thousand) from August 12, 2002 through August 19, 2002.

     The Ordinary General Meeting of Shareholders held on June 28, 2001 approved to implement TDK’s stock option plan for Directors and certain employees of TDK, and to purchase TDK’s own shares for transfer to them under the plan, pursuant to Article 210-2 of the Japanese Commercial Code. Stock options (rights to purchase common shares) were provided to the then 12 Directors on the Board and 184 associate directors and officials in amounts ranging from 500 to 10,000 common shares each, exercisable from August 1, 2003 to April 30, 2007, at an exercise price of ¥6,114 per share, which was calculated by a formula approved by shareholders at the said annual shareholders meeting and is subject to an adjustment in certain events, including but not limited to a stock split, stock dividend and issue of new shares at price less than the current market price of the shares of TDK. The exercise price of each stock option was equal to or greater than the fair market value of TDK’s common stock on the date of grant. To cover these options TDK purchased on TSE a total of 158,000 common shares with an aggregate purchase price of ¥917 million from July 2, 2001 through July 23, 2001.

     The Ordinary General Meeting of Shareholders held on June 29, 2000 approved to implement TDK’s stock option plan for Directors and certain employees of TDK, and to purchase TDK’s own shares for transfer to them under the plan, pursuant to Article 210-2 of the Japanese Commercial Code. Stock options (rights to purchase common shares) were provided to the then 13 Directors on the Board and 191 associate directors and officials in amounts ranging from 500 to 10,000 common shares each, exercisable from August 1, 2002 to April 30, 2006, at an exercise price of ¥15,640 per share, which was calculated by a formula approved by shareholders at the said annual shareholders meeting and is subject to an adjustment in certain events, including but not limited to a stock split, stock dividend and issue of new shares at price less than the current market price of the shares of TDK. The exercise price of each stock option was equal to or greater than the fair market value of TDK’s common stock on the date of grant. To cover these options TDK purchased on TSE a total of 170,400 common shares with an aggregate purchase price of ¥2,665 million from July 3, 2000 through August 2, 2000.

     A summary of the status of TDK’s three stock option plans as of March 31, 2003, 2002 and 2001, and of the activity during the years ending on those dates is as follows:

	2003		2002		2001		2003

	Number of	Weighted average	Number of	Weighted average	Number of	Weighted average	Weighted average
	shares	exercise price	shares	exercise price	shares	exercise price	exercise price

		Yen		Yen		Yen	U.S. Dollars
Outstanding at beginning of year	328,400	11,057	170,400	15,640	—	—	92.14
Granted	223,600	5,909	158,000	6,114	170,400	15,640	49.24
Exercised	—	—	—	—	—	—	—
Forfeited or Expired	1,000	5,909	—	—	—	—	49.24
Outstanding at end of year	551,000	8,977	328,400	11,057	170,400	15,640	74.81
Exercisable at end of year	170,400	15,640	—	—	—	—	130.33

Information about stock options outstanding at March 31, 2003 is as follows:

	Options Outstanding

		Weighted
	Number	average
	outstanding at	remaining	Weighted average
Range of exercise prices	March 31, 2003	contractual life	exercise price

Yen			Yen	U.S. Dollars
5,909	222,600	5.3	5,909	49.24
6,114	158,000	4.1	6,114	50.95
15,640	170,400	3.1	15,640	130.33

5,909 to 15,640	551,000	4.3	8,977	74.81

     The fair value of these stock options was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2003	2002	2001

Grant-date fair value	¥1,569 ($13.08)	¥1,567	¥4,127
Expected life	4.0 years	3.9 years	3.9 years
Risk-free interest rate	0.35%	0.34%	0.89%
Expected volatility	39.96%	39.86%	37.92%
Expected dividend yield	0.80%	1.03%	0.40%

11. Other Comprehensive Income (Loss)

     Change in accumulated other comprehensive income (loss) for the years ended March 31, 2003, 2002 and 2001, are as follows:

		Yen		U.S. Dollars
		(Millions)		(Thousands)

	2003	2002	2001	2003

Foreign currency translation adjustments:
Balance at beginning of period	¥(7,773)	(23,798)	(50,237)	$(64,775)
Adjustments for period	(18,747)	16,025	26,439	(156,225)

Balance at end of period	(26,520)	(7,773)	(23,798)	(221,000)

Net unrealized gains (losses) on securities:
Balance at beginning of period	379	(329)	6,499	3,158
Adjustments for period	(269)	708	(6,828)	(2,242)

Balance at end of period	110	379	(329)	916

Minimum pension liability adjustments:
Balance at beginning of period	(36,605)	(724)	(14,519)	(305,042)
Adjustments for period	(15,809)	(35,881)	13,795	(131,741)

Balance at end of period	(52,414)	(36,605)	(724)	(436,783)

Total accumulated other comprehensive income (loss):
Balance at beginning of period	(43,999)	(24,851)	(58,257)	(366,659)
Adjustments for period	(34,825)	(19,148)	33,406	(290,208)

Balance at end of period	¥(78,824)	(43,999)	(24,851)	$(656,867)

     Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments for the years ended March 31, 2003, 2002 and 2001, are as follows:

		Yen
		(Millions)

	Before tax	Tax (expense)	Net-of-tax
	Amount	or benefit	amount

2003
Foreign currency translation adjustments:
Amount arising during the year on investments in foreign entities held at end of period	¥(19,751)	242	(19,509)
Reclassification adjustments for the portion of gains and losses realized upon liquidation of investments in foreign entities	762	—	762

Net foreign currency translation adjustments	(18,989)	242	(18,747)
Unrealized gains (losses) on securities:
Unrealized holding gains arising for period	104	(41)	63
Reclassification adjustments for (gains) losses realized in net income	(539)	207	(332)

Net unrealized gains (losses)	(435)	166	(269)
Minimum pension liability adjustments	(26,759)	10,950	(15,809)

Other comprehensive income (loss)	¥(46,183)	11,358	(34,825)

2002
Foreign currency translation adjustments	¥16,667	(642)	16,025
Unrealized gains (losses) on securities:
Unrealized holding gains arising for period	1,144	(436)	708
Minimum pension liability adjustments	(60,782)	24,901	(35,881)

Other comprehensive income (loss)	¥(42,971)	23,823	(19,148)

2001
Foreign currency translation adjustments	¥24,546	1,893	26,439
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising for period	(691)	242	(449)
Reclassification adjustments for (gains) losses realized in net income	(12,541)	6,162	(6,379)

Net unrealized gains (losses)	(13,232)	6,404	(6,828)
Minimum pension liability adjustments	23,382	(9,587)	13,795

Other comprehensive income (loss)	¥34,696	(1,290)	33,406

		U.S. Dollars
		(Thousands)

	Before tax	Tax (expense)	Net-of-tax
	amount	or benefit	amount

2003
Foreign currency translation adjustments
Amount arising during the year on investments in foreign entities held at end of period	$(164,592)	2,017	(162,575)
Reclassification adjustments for the portion of gains and losses realized upon liquidation of investments in foreign entities	6,350	—	6,350

Net foreign currency translation adjustments	(158,242)	2,017	(156,225)
Unrealized gains (losses) on securities:
Unrealized holding gains arising for period	867	(342)	525
Reclassification adjustments for (gains) losses realized in net income	(4,492)	1,725	(2,767)

Net unrealized gains (losses)	(3,625)	1,383	(2,242)
Minimum pension liability adjustments	(222,991)	91,250	(131,741)

Other comprehensive income (loss)	$(384,858)	94,650	(290,208)

12. Leases

     TDK occupy offices and other facilities under various cancellable lease agreements expiring in fiscal 2004 through 2005. Lease deposits made under such agreements, aggregating ¥1,838 million ($15,317 thousand) and ¥1,896 million, at March 31, 2003 and 2002, respectively, are included in investments and advances on the accompanying consolidated balance sheets.

     The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of March 31, 2003:

	Yen	U.S. Dollars
	(Millions)	(Thousands)

Year ending March 31,
2004	¥4,245	$35,375
2005	2,861	23,842
2006	2,087	17,392
2007	1,673	13,941
2008	1,170	9,750
Later years	1,072	8,933

	¥13,108	$109,233

13. Commitments and Contingent Liabilities

     At March 31, 2003, commitments outstanding for the purchase of property, plant and equipment approximated ¥5,925 million ($49,375 thousand).

     TDK and certain of its subsidiaries provide guarantees to third parties of bank loans of its employees. The guarantees for the employees are principally made for their housing loans. For each guarantees issued, if the employees default on a payment, TDK would be required to make payments under its guarantees. The maximum amount of undiscounted payments TDK would have to make in the event of default is ¥7,247 million ($60,392 thousand) at March 31, 2003. As of March 31, 2003, TDK’s guarantees that were issued or amended after December 31, 2002 are not material.

     Several claims and legal actions against TDK and certain subsidiaries are pending. Provision has been made for the estimated liabilities for certain items. In the opinion of management, based upon discussion with counsel, any additional liability will not materially affect the consolidated financial position and results of operations of TDK.

14. Risk Management Activities and Derivative Financial Instruments

     TDK and its subsidiaries operate internationally which exposes them to the risk of changes in foreign exchange rates and interest rates, and therefore utilize derivative financial instruments to reduce these risks. TDK and its subsidiaries do not hold or issue financial instruments for trading purposes. TDK is exposed to credit related losses in the event of nonperformance by the counterparties to those financial instruments, but does not expect any counterparties to fail to meet their obligations given their high credit ratings. The credit exposure of currency swaps, interest rate and currency swaps, interest rate swaps and forward foreign exchange contracts is represented by the fair values of contracts with a positive fair value at the reporting date.

     TDK and one of its subsidiaries have currency swaps and interest rate and currency swaps with certain financial institutions to limit their exposure to fluctuations in foreign exchange rates and interest rates involved mainly in loans made by TDK to its subsidiaries in a total amount of ¥13,794 million ($114,950 thousand) and ¥13,269 million at March 31, 2003 and 2002, respectively. These swaps require TDK and the subsidiary to pay principally euros and U.S. dollars and to receive Japanese yen at a specified rate on specific dates. The remaining terms of these swaps range from two months to 2.5 years as of March 31, 2003. Gains or losses on currency swaps are included in interest expense, other income or other deductions in the consolidated statements of operations. The Swap contracts are measured at fair value and are included in prepaid expenses and other current assets or other current liabilities, as the case may be, in the consolidated balance sheets.

     Forward exchange contracts have been entered into to hedge adverse effects of foreign currency exchange rate fluctuations mainly on foreign-currency-denominated trade receivables and foreign-currency-denominated forecasted transactions.

     At March 31, 2003 and 2002, TDK and certain of its subsidiaries had forward exchange contracts to sell and buy foreign currencies (principally U.S. dollars, Euro and Malaysian ringgit) for a contract amount of ¥19,016 million ($158,467 thousand) and ¥7,577 million, respectively.

15. Fair Value of Financial Instruments

     The following methods and assumptions were used to estimate the fair value of financial instruments in cases for which it is practicable:

(a) Cash and cash equivalents, Trade receivables, Short-term debt, Trade payables, Accrued salaries and wages, Accrued expenses, and Other current liabilities.

     The carrying amount approximates fair value because of the short maturity of these instruments.

(b) Investments and advances

     The fair values of investments and advances are estimated based on quoted market prices for these instruments. For other securities for which there are no quoted market prices, a reasonable estimate of fair values could not be made without incurring excessive costs. Additional information pertinent to the value of unquoted investments is provided below.

(c) Long-term debt

     The fair values of each of TDK’s long-term debts are estimated based on the amount of future cash flows associated with each instrument discounted using TDK’s current borrowing rate for similar debt of comparable maturity, or based on the quoted market prices for the same or similar issues.

(d) Currency Swaps, Currency and Interest Rate Swaps, Interest Rate Swaps and Forward Foreign Exchange Contracts

     The fair values of currency swaps, currency and interest rate swaps, interest rate swaps and forward foreign exchange contracts are estimated by obtaining quotes from financial institutions.

     The carrying amounts and estimated fair values of TDK’s financial instruments at March 31, 2003 and 2002, are summarized as follows:

	Yen (Millions)

As of March 31, 2003	Carrying amount	Estimated fair value

Nonderivatives:
Assets:
Investments and advances for which it is:
Practicable to estimate fair value	¥7,089	7,089
Not practicable to estimate fair value	1,406	—
Liability:
Long-term debt, including current portion	(582)	(582)
Derivatives:
Currency and interest rate swaps in a:
Gain position	6	6
Loss position	(293)	(293)
Forward foreign exchange contracts in a:
Gain position	42	42
Loss position	(3)	(3)

	Yen (Millions)

As of March 31, 2002	Carrying amount	Estimated fair value

Nonderivatives:
Assets:
Investments and advances for which it is:
Practicable to estimate fair value	¥10,507	10,507
Not practicable to estimate fair value	4,864	—
Liability:
Long-term debt, including current portion	(1,116)	(1,116)
Derivatives:
Currency and interest rate swaps in a:
Gain position	64	64
Loss position	(379)	(379)
Forward foreign exchange contracts in a:
Gain position	1	1
Loss position	(60)	(60)

	U.S. Dollars (Thousands)

As of March 31, 2003	Carrying amount	Estimated fair value

Nonderivatives:
Assets:
Investments and advances for which it is:
Practicable to estimate fair value	$59,075	59,075
Not practicable to estimate fair value	11,717	—
Liability:
Long-term debt, including current potion	(4,850)	(4,850)
Derivatives:
Currency and interest rate swaps in a:
Gain position	50	50
Loss position	(2,442)	(2,442)
Forward foreign exchange contracts in a:
Gain position	350	350
Loss position	(25)	(25)

     The carrying amounts of the nonderivative assets and liabilities are included in the consolidated balance sheets under the indicated captions. The carrying amounts of the currency swaps, the currency and interest rate swaps, the interest rate swaps and forward foreign exchange contracts in a gain position are included in prepaid expenses and other current assets, while those in a loss position are included in other current liabilities.

     It is not practicable to estimate the fair value of investments in untraded companies. Management believes that the carrying amounts approximate fair value.

Limitations

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

16. Restructuring Charges

     During the year ended March 31, 2003, TDK recorded a restructuring charge of ¥5,345 million ($44,542 thousand). As a result of the restructuring, a total of 1,302 regular employees were terminated through March 31, 2003. TDK and domestic subsidiaries released 237 employees in Japan and overseas subsidiaries released 1,065 employees mainly in the Americas and Europe. TDK recorded a workforce reduction charge of approximately ¥2,346 million ($19,550 thousand) relating primarily to severances. TDK recorded a restructuring charge of ¥2,999 million ($24,992 thousand) mainly relating to losses in the disposal of property, plant and equipment in Japan, in the Americas and in Europe.

     The downturn in the U.S. economy from the fourth quarter ended March 31, 2001 and the recent reduction in IT investment volume on a world-wide basis had an adverse effect on TDK. Under the circumstances, TDK believes offering competitive pricing is essential to maintaining its advantageous position in the market of electronic components. Additionally, many of TDK’s customers who manufacture consumer products have transferred their manufacturing facilities to Asian countries, in particular China. As a result, TDK, as a supplier of electronic components to these customers, will be required to transfer certain of its factories to these Asian countries in order to meet the customers’ logistical needs. Given the global economic conditions, TDK decided to restructure its organization to improve its competitive and financial position on a world-wide basis. The structural reforms implemented over the past two years, including manufacturing plant integration and closure, reduction of headcount and other rationalization plans, have almost been accomplished on schedule through March 31, 2003.

     During the year ended March 31, 2002, TDK recorded a restructuring charge of ¥25,872 million. As a result of the restructuring, a total of 5,066 regular employees were terminated across all business functions, operating units and geographic regions through March 31, 2002. TDK recorded a workforce reduction charge of approximately ¥19,884 million relating primarily to severances. In Japan, TDK released 853 employees, and domestic subsidiaries released 1,709 employees. Overseas subsidiaries released 2,504 employees mainly in the Americas and Asia (excluding Japan). TDK recorded a restructuring charge of ¥5,988 million mainly relating to losses in the disposal of property, plant and equipment in Japan and in the Americas. TDK reorganized several production lines to strengthen the competitive power of the existing plant in Asia.

     Changes of the restructuring liabilities for the years ended March 31, 2003 and 2002, are outlined as follows:

	Yen (millions)

	2003			2002

		Loss on disposal of			Loss on disposal of
	Workforce	property, plant and		Workforce	property, plant and
	reduction	equipment	Total	reduction	equipment	Total

Beginning balance	¥11,272	—	11,272	—	—	—
Costs and expenses	2,346	2,999	5,345	19,884	5,988	25,872
Payments	13,392	2,999	16,391	8,612	5,988	14,600

Ending balance	¥ 226	—	226	11,272	—	11,272

	U.S. Dollars (Thousands)

Beginning balance	$93,933	—	93,933
Costs and expenses	19,550	24,992	44,542
Payments	111,600	24,992	136,592

Ending balance	$1,883	—	1,883

     Restructuring liabilities are included in Accrued expenses in the consolidated balance sheet.

     Through March 31,2003, TDK has paid ¥5,119 million ($42,659 thousand) of the ¥5,345 million ($44,542 thousand) restructuring charges. TDK anticipates that substantially all of the remaining restructuring costs will be paid by the end of first quarter of fiscal 2004.

     Through March 31,2002, TDK had paid ¥14,600 million of the ¥25,872 million restructuring charges. TDK had paid all of the remaining restructuring costs by the end of first quarter of fiscal 2003.

17. Goodwill and Other Intangible Assets

     TDK adopted Statement of Financial Accounting Standards No.142 (“SFAS 142”), “Goodwill and Other Intangible Assets”, effective April 1, 2001. Under SFAS 142, goodwill is no longer amortized but is reviewed for impairment annually, or more frequently if certain indicators arise. In addition, the statement requires reassessment of the useful lives of previously recognized intangible assets. With the adoption of SFAS 142, TDK ceased amortization of goodwill as of April 1, 2001. As of March 31, 2003, TDK completed a goodwill impairment test. No impairment was indicated at that time.

     The components of acquired intangible assets excluding goodwill at March 31, 2003 and 2002, are as follows:

	Yen (Millions)

	2003			2002

	Gross			Gross
	Carrying	Accumulated		Carrying	Accumulated
	Amount	Amortization	Net Amount	Amount	Amortization	Net Amount

Amortized intangible assets:
Patent	¥11,213	1,122	10,091	1,339	897	442
Software	6,985	3,471	3,514	6,401	2,672	3,729
Other	2,235	692	1,543	2,430	479	1,951

Total	20,433	5,285	15,148	10,170	4,048	6,122

Unamortized intangible assets	¥ 1,270		1,270	1,143		1,143

	U.S. Dollars (Thousands)

	Gross
	Carrying	Accumulated
	Amount	Amortization	Net Amount

Amortized intangible assets:
Patent	$93,442	9,350	84,092
Software	58,208	28,925	29,283
Other	18,625	5,766	12,859

Total	170,275	44,041	126,234

Unamortized intangible assets	$10,583		10,583

     The patent addition during the year ended March 31, 2003 principally represents an acquisition to accelerate TDK’s position at the leading edge of refining materials and process technologies in electronics materials and components.

     Aggregate amortization expense for the years ended March 31, 2003, 2002 and 2001 are ¥1,762 million ($14,683 thousand), ¥1,394 million and ¥1,027 million, respectively. Estimated amortization expense for the next five years is: ¥2,358 million in 2004, ¥1,999 million in 2005, ¥1,791 million in 2006, ¥1,399 million in 2007, and ¥1,090 million in 2008.

     The changes in the carrying amount of goodwill by segment for the year ended March 31, 2003 is as follows:

	Yen (Millions)

	Electronic	Recording
	materials and	media and
	components	systems	Total

April 1, 2001	¥11,002	497	11,499
Additions	106	—	106
Translation adjustment	(105)	—	(105)

March 31, 2002	11,003	497	11,500
Additions	3,553	—	3,553
Translation adjustment	(922)	—	(922)

March 31, 2003	¥13,634	497	14,131

	U.S. Dollars (Thousands)

	Electronic	Recording
	materials and	media and
	components	systems	Total

March 31, 2002	$91,691	4,142	95,833
Additions	29,608	—	29,608
Translation adjustment	(7,683)	—	(7,683)

March 31, 2003	$113,616	4,142	117,758

     The goodwill addition during the year ended March 31, 2003 principally represents the excess of purchase price over the fair value of assets acquired and liabilities assumed for several immaterial acquisitions made during the year.

     Reconciliation of reported net income (loss) and net income (loss) per share to the amounts adjusted for the exclusion of goodwill amortization for the years ended March 31, 2003, 2002 and 2001, are as follows:

				U.S. Dollars
	Yen			(Thousands except
	(Millions except per share amounts)			per share amounts)

	2003	2002	2001	2003

Net income (loss):
Reported net income (loss)	¥12,019	(25,771)	43,983	$100,158
Goodwill amortization (net of tax)	—	—	2,149	—

Adjusted net income (loss)	¥12,019	(25,771)	46,132	$100,158

Basic and diluted net income (loss) per share:
Reported net income (loss)	¥ 90.56	(193.91)	330.54	$0.75
Goodwill amortization (net of tax)	—	—	16.15	—

Adjusted net income (loss)	¥ 90.56	(193.91)	346.69	$0.75

18. Supplementary Information

	Yen			U.S. Dollars
	(Millions)			(Thousands)

	2003	2002	2001	2003

(a) Statement of Operations
Research and development	¥31,862	38,630	36,970	$265,517
Rent	9,410	11,538	9,616	78,417
Maintenance and repairs	11,534	11,437	14,649	96,117
Advertising costs	5,546	10,489	12,398	46,217
(b) Statement of Cash Flows
Cash paid during year for:
Interest	¥646	1,162	555	$5,383
Income taxes	¥(1,270)	22,026	26,163	$(10,583)

Noncash activities

     In 2003 and 2002, there were no material noncash investing and financing activities.

     In 2001, TDK contributed equity securities of ¥34,573 million to a pension trust.

Schedule II

TDK CORPORATION AND SUBSIDIARIES

Valuation and Qualifying Accounts
(In millions of yen)
Years ended March 31, 2003, 2002 and 2001

	Balance at				Balance at
	beginning of	Charged to	Bad debts	Translation	end of
	period	earnings	written off	adjustment	period

Year ended March 31, 2003:
Allowance for doubtful receivables	¥3,770	(218)	440	(262)	2,850

Year ended March 31, 2002:
Allowance for doubtful receivables	¥2,740	917	90	203	3,770

Year ended March 31, 2001:
Allowance for doubtful receivables	¥2,945	(329)	160	284	2,740

Item 18. Financial Statements

     Not applicable.

Item 19. Exhibits

     Documents filed as exhibits to this annual report are as follows:

1.(a)      Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CEO of the Company

1.(b)      Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CFO of the Company

2.(a)      Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CEO of the Company

2.(b)      Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CFO of the Company

3.           ARTICLES OF INCORPORATION (English translation)

4.           SHARE HANDLING REGULATIONS (English translation)

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing of Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation (Registrant)

Date:	August 11, 2003	By:	/s/ Hajime Sawabe Hajime Sawabe President and CEO

EXHIBITS

Documents filed as exhibits to this annual report are as follows:

Exhibit 12.(a)	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CEO of the Company

Exhibit 12.(b)	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CFO of the Company

Exhibit 13.(a)	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CEO of the Company

Exhibit 13.(b)	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CFO of the Company

Exhibit 14.	ARTICLES OF INCORPORATION (English translation)

Exhibit 15.	SHARE HANDLING REGULATIONS (English translation)