Form 20-F
period 2004-03-31
TDK CORP
filed 2004-08-10
CIK 203383

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

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

     Common stock
     Outstanding as of March 31, 2004: 132,409,452 shares (excluding treasury stock)

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

     Item 17   [X]     Item 18   [   ].

     All information contained in this Report is as of March 31, 2004 unless otherwise specified. Fiscal 2004, fiscal 2003, fiscal 2002 and fiscal 2001 of this Report indicate TDK Corporation’s fiscal period of the fiscal years ended March 31, 2004, 2003, 2002 and 2001, respectively.

     The figures in this Report are expressed in yen and, solely for the convenience of the reader, are translated into United States dollars at the rate of ¥106 = U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of March 31, 2004. (See Note 2 of the Notes to Consolidated Financial Statements.) On June 30, 2004 the noon buying rate for yen cable transfers in New York City as reported by the Federal Reserve Bank of New York was ¥109.43 = $1. This translation should not be construed as a representation that the amounts shown could be converted into U.S. dollars at such rate.

Forward-Looking Statements

     This report contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK Corporation (“TDK”) and its group companies (TDK and its group companies are referred to also as “TDK” where the context so requires) that are not historical facts. These forward-looking statements are based on current forecasts, estimates, assumptions, plans, beliefs and evaluations in light of information available to management on the date of this report was prepared.

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

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

A. Selected financial data

						Thousands of
						U.S. dollars, except per
	Millions of yen, except per share amounts					share amounts (1)
	2004	2003	2002	2001	2000	2004
Net sales	¥658,862	¥608,880	¥570,511	¥679,086	¥664,713	$6,215,679
Cost of sales	474,106	459,616	464,620	496,083	475,340	4,472,698
Gross profit	184,756	149,264	105,891	183,003	189,373	1,742,981
Selling, general and administrative expenses	130,434	121,839	123,741	131,074	114,766	1,230,509
Restructuring cost	—	5,345	25,872	—	—	—
Operating income (loss)	54,322	22,080	(43,722)	51,929	74,607	512,472
Income (loss) before income taxes	55,603	18,081	(43,697)	64,516	73,414	524,557
Net income (loss)	42,101	12,019	(25,771)	43,983	50,730	397,179
Per Common Share:
Net income (loss) /Basic	¥317.80	¥90.56	¥(193.91)	¥330.54	¥380.89	$3.00
Net income (loss) /Diluted	317.69	90.56	(193.91)	330.54	380.89	3.00
Cash dividends	50.00	45.00	60.00	60.00	65.00
U.S. Dollar equivalents (2)	$0.47	$0.38	$0.45	$0.55	$0.58

						Thousands of
	Millions of yen, except per share amounts and exchange rate for yen					U.S. dollars (1)
	2004	2003	2002	2001	2000	2004
Net working capital (3)	¥360,555	¥315,948	¥288,865	¥306,771	¥310,842	$3,401,463
Total assets	770,319	747,337	749,910	820,177	775,992	7,267,160
Short-term indebtedness	416	1,919	2,312	5,879	1,933	3,925
Long-term indebtedness	27	94	459	1,004	46	255
Retirement and severance benefits	73,521	84,971	49,992	31,755	56,845	693,594
Stockholders’ Equity	576,219	553,885	583,927	637,749	571,013	5,436,028
Number of shares outstanding (in thousands)	132,409	132,625	132,860	133,019	133,190

Yen exchange rates per U.S. dollar (4)	Average	Term end	High	Low
Year ended March 31:
2000	110.02	102.73	124.45	101.53
2001	111.64	125.54	125.54	104.19
2002	125.64	132.70	134.77	115.89
2003	121.10	118.07	133.40	115.71
2004	112.75	104.18	120.55	104.18
2005 (through June 30, 2004)	109.99	109.43	114.30	103.70
January, 2004			107.17	105.52
February, 2004			109.59	105.36
March, 2004			112.12	104.18
April, 2004			110.37	103.70
May, 2004			114.30	108.50
June, 2004			111.27	107.10

Notes:

(1)	Translated, except for cash dividend amounts, for convenience of the reader into U.S. dollars at the rate of ¥106 = $1, the approximate rate on the Tokyo Foreign Exchange Market on March 31, 2004.

(2)	Translated based on the rates specified in Note (4) below on the respective dates of semi-annual payments for each year.

(3)	Net working capital is defined as current assets less current liabilities.

(4)	Based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average rates are computed based on the exchange rates on the last day of each month during the year.

B. Capitalization and indebtedness

     Not applicable.

C. Reasons for the offer and use of proceeds

     Not applicable.

D. Risk factors

Fluctuation in Economic Conditions

     The Japanese economy is gradually showing signs of having moved into recovery, following a prolonged recession due to the collapse of the financial and real estate “bubble” of the 1990s, the bursting of the so-called “IT Bubble” in the 2000s, and other factors. However, there is an undeniable sense that the recovery of the Japanese economy is dependent on economic conditions overseas, and internal demand is still insufficient to lead a recovery. The U.S. and China, key drivers of the global economy, are still grappling with political and economic stability, casting a pall over the outlook for the global economy.

     TDK (meaning TDK on a consolidated basis; the same applicable hereinafter) is highly dependent on the Japanese economy and global economic trends, and is also a member of the electronics industry, where change occurs at a rapid pace. TDK has actively invested in the PC and mobile phone fields, which have supported the company’s growth in the past. However, TDK has also experienced the significant effects of a sudden drop-off in demand, inability to meet sales targets and other factors. A significant shift in TDK’s operating environment could thus materially adversely affect TDK’s business results and financial condition.

Currency Exchange Rate Fluctuations

     TDK imports and exports products between different regions of the world as it conducts its business activities around the globe. TDK’s sales, expenditures, assets and other accounts in each region are converted into Japanese yen for the purpose of preparing financial statements.

     Accordingly, TDK’s consolidated financial statements are subject to the effects of fluctuations in foreign currency exchange rates. These fluctuations affect TDK’s international business transactions and the costs and prices of TDK’s products and services in overseas countries in relation to the yen. They also affect the yen value of TDK’s investments in overseas assets and liabilities. Although TDK is taking measures to reduce or hedge against foreign currency exchange risks, sudden fluctuations in foreign exchange rates could materially adversely affect TDK’s business results and financial condition.

Risk Accompanying Overseas Development

     One of TDK’s corporate strategies is to expand businesses in markets outside Japan as it conducts business in countries around the world. However, in many of these markets, TDK may be exposed to political risks, such as war, terrorism and other events; economic risks, such as fluctuations in foreign currency exchange rates and trade friction; and social risks, including labor problems stemming from differences in cultures and customs, and disease. Such risks may give rise to changes of a greater magnitude than TDK anticipates. TDK may also face barriers in building relationships with trading partners due to differences in commercial and business customs. Manifestation of these risks could lead to lower productivity and cause TDK to incur unexpected expenses, eroding the competitiveness of its products. This in turn could materially adversely affect TDK’s business results and financial condition.

Risks of Business Development in China

     TDK has production bases for many of its mainstay products in China, a country in the midst of strong economic growth. TDK is also expanding business in China to establish networks for supplying both business partners that have been setting up operations in that nation and local companies.

     However, in the event that various political factors (political instability, a change of administration, or new laws, etc.), economic factors (trade protectionism and problems with electric power supply and other infrastructure, etc.) and social factors (the SARS problem and changes in the employment environment, etc.) cause unexpected events in China, TDK’s business results and financial condition could be materially adversely affected.

Risk of Price Competition

     TDK supplies products over a broad range of fields in an electronics industry defined by intense competition. Price is the main competitive factor in all fields. Furthermore, in addition to the leading Japanese companies, the recent emergence of other Asian companies has fueled further intense competition in this industry.

     TDK is continuing to add more value to its products through technological innovation and improvements, so as not to become embroiled in competing on price alone. However, pressure for discount has mounted in recent years from markets and customers, forcing prices down, and product prices may fall at a faster rate in the future. A protracted decline in prices could materially adversely affect TDK’s business results and financial condition.

Technological Changes and Development of New Products

     TDK derives a substantial portion of its revenue from sales of innovative new products, and expects this trend to continue. TDK believes that its ability to increase sales by developing appealing and innovative products will play an important role in TDK’s continued existence and growth. This is therefore a key theme in the context of TDK’s management strategy.

     However, in a fiercely competitive electronics industry, future demand and new technologies cannot be predicted with reasonable certainty. TDK may thus fail to accurately predict industry and market trends, or to develop and supply in a timely manner attractive, new products with innovative technologies. In the event that TDK misreads the industry and market, or falls behind in technological innovation, it may have trouble recouping its investments and cease to be able to compete in a market, which would result in a material adverse effect on its business results, financial condition and growth prospects.

Product Quality Risks

     TDK manufactures various products at its plants worldwide in accordance with internationally accepted quality-control standards.

     TDK cannot be certain, however, that all of its products are defect-free and will not be recalled at some later date. A large-scale product recall or a successful product liability claim against TDK caused by product defects could result in significant recall costs or damage claims, lower sales and a negative impact on TDK’s reputation and brand, endangering the company’s continued existence. A situation resulting from poor product quality due to a serious defect could thus materially adversely affect TDK’s business results and financial condition.

Intellectual Property

     TDK’s growth depends to a great extent on its ability to obtain patents, licenses and other intellectual property rights covering its products, product designs and manufacturing processes.

     However, there are cases where TDK’s intellectual property rights cannot be fully protected in a particular region for reasons unique to that region. Furthermore, TDK may suffer damages resulting from a third party’s manufacture of similar products using TDK’s intellectual property without permission. On the other hand, TDK’s products may infringe on the intellectual property rights of third parties. Assertions of the infringement of such intellectual property rights could cause damage to TDK or result in TDK being sued for infringement. Legal proceedings of this nature are likely long and expensive, and if TDK’s assertions are not accepted, it would have to pay damages and royalties and result in a loss of market. The failure to protect intellectual property rights or prevent infringement of the rights of others could thus materially adversely affect TDK’s business development, business results and financial condition.

Recruitment and Retention of Employees

     To prevail against fierce competition in the electronics industry, TDK believes that it is necessary to recruit and retain highly skilled employees in various fields, particularly personnel possessing advanced scientific and technical skills. Regarding personnel with superior management ability, such as with respect to the ability to formulate business strategy and organizational management, TDK believes that it is necessary to upgrade skills to an advanced level.

     However, competition to recruit such skilled employees is extremely intense in the industry. In Japan, amid changes in the employment environment that include a reassessment of the life-time employment system, TDK may no longer be able to recruit and retain skilled employees. The inability to recruit skilled employees and train personnel as planned could materially adversely affect TDK’s business development, business results and growth prospects from a long-term perspective.

Procurement of Raw Materials and Other Products

     TDK’s manufacturing operations depend on deliveries of raw materials, components, equipment and other supplies in adequate quality and quantity in a timely manner from many external suppliers. Some raw materials are available only from a limited number of suppliers.

     These suppliers may experience supply shortages due to interruption of the supply of raw materials or other items for reasons such as an accident, quality issues, or a sudden increase in demand for finished products that use those materials and items. If a shortage becomes protracted, TDK may have difficulty finding substitutes in a timely manner from other suppliers, which could have a material adverse effect on TDK’s production and prevent it from fulfilling its responsibilities to supply products to its customers. Furthermore, if an imbalance arises in the supply-demand equation, there could be a spike in the price of raw materials. In the event of these or other similar occurrences, TDK’s business results and financial condition could be materially adversely affected.

Governmental Regulations

     TDK is subject to various governmental regulations in Japan and other countries where it conducts business. These include approval for conducting business and making investments, laws and regulations governing electric and electronic product safety, national security-related laws and regulations, and export/import laws and regulations, as well as commercial, antitrust, patent, product liability, environmental, consumer and business taxation laws and regulations.

     In the event that these laws and regulations become more stringent in the future, TDK could find that its businesses activities are subject to restrictions and that it incurs various additional operating costs. Furthermore, in the event that TDK has difficulty complying with these laws and regulations, it may lose business opportunities. Government laws and regulations in their various forms may thus have a material adverse effect on TDK’s business results and financial condition.

Interest Rate Fluctuations

     TDK believes that it is possible to avoid risks associated with fluctuations in market interest rates by actively utilizing TDK Group internal liquidity, thus avoiding, where possible, the procurement of funds from outside the company. On the other hand, a protracted period of low interest rates limits interest income on invested cash and may mean that TDK has to provide additional contributions to make up a shortfall in pension benefit funds as a result of returns being less than expected. Factors such as these could materially adversely affect TDK’s business results and financial condition.

OEM Business

     TDK is developing on a global scale an OEM business, whereby it supplies mainly electronic components to electronics manufacturers, personal computer makers and other customers.

     However, sales to these customers are significantly affected by each respective customer’s business results and other factors beyond TDK’s control. A drop-off in purchasing demand due to poor business results at major customers, changes in customers’ purchasing plans and policies, the unexpected termination of contracts and other such events could occur in the future. In this event, TDK’s profit margins may be reduced due to pricing pressure from customers, and it may be left with large amounts of inventory. Furthermore, if customers decide to lower their prices, the price of purchased goods would be affected and this may have an adverse impact on TDK’s profit margins. Customers’ business results and other factors beyond TDK’s control could thus have a material adverse effect on TDK’s business results and financial condition.

Force Majeure

     TDK has many production sites and R&D facilities in Japan and overseas. These facilities and plants meet standards for earthquake resistance. Nevertheless, there remains the possibility that they could suffer significant damage due to a force majeure event such as a large-scale earthquake exceeding earthquake resistance standards, a typhoon or a flood. TDK’s business results and financial condition could be materially adversely affected if it is unable to supply its customers with products for a long period of time because of interruption to production or problems transporting products.

Environmental Regulations

     TDK is subject to various environmental laws and regulations with respect to industrial waste and emissions into the air and water from its production processes in Japan and overseas. Furthermore, TDK is required to lower the use in its products of certain chemical substances which could harm humans and the natural environment. It is expected that environmental regulations will become increasingly stringent in the future.

     TDK is meeting internationally accepted environmental standards and customer demands, and working on the reduction of environmental pollution from the perspective of fulfilling its Corporate Social Responsibility (CSR), which has attracted attention in recent years. However, expenses for complying with these regulations are expected to increase. Moreover, if TDK is unable to comply, it may be forced to withdraw from certain business activities and could lose the public’s trust. The direction of environmental regulations could thus have a material adverse effect on TDK’s business results and financial condition.

Item 4. Information on the Company

A. History and development of the Company

History

     TDK Corporation is a corporation (kabushiki kaisha) formed under Japanese law. It’s principal place of business is at 13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan and the telephone number is +81-3-5201-7102.

     TDK is the world’s leading manufacturer of recording media, ferrite products and recording device products, and a major producer of inductor, ceramic capacitor, magnet and other components. TDK is a Tokyo-based company founded in 1935 to commercialize ferrite.

     Historically, TDK’s growth has been centered on ferrite, a material invented in 1933 by Doctor Yogoro Kato and Doctor Takeshi Takei. Ferrite is indispensable as a magnetic substance in the manufacture of electronic equipment. It is a magnetic material with a ceramic structure composed of iron oxide and other metallic oxides. Its advantages over other magnetic materials include higher resistivity and thus lower eddy current loss while maintaining superior permeability and flux density. Based on its strong materials knowledge and production technology, TDK expanded into ceramic capacitors and magnetic recording tapes in the early 1950s, and ferrite magnets and coil components in the early 1960s. In the early 1980s, TDK began production of a magnetic head, continuing development to its modern day product the “HDD head”. Since the 1990s, TDK has promoted the establishment of world-wide research and development organizations and environmental management efforts. TDK has continued to broaden its product development programs by building up expertise in semiconductor technology and new recording-related products.

B. Business overview

Sales by product category

     TDK’s sales are generated by two business segments: electronic materials and components, and recording media and systems. The following is a breakdown of consolidated net sales of TDK and its consolidated subsidiaries by business segment for fiscal 2004, 2003, 2002 and 2001:

	2004	2003	2002	2001	2004
	(millions of yen)				(millions of
	(%)				U.S. dollars)
Electronic Materials and Components:
Electronic materials	¥166,818	¥168,949	¥161,846	¥212,133	$1,573.8
	(25.3)	(27.8)	(28.4)	(31.2)
Electronic devices	107,999	112,729	105,937	145,216	1,018.9
	(16.4)	(18.5)	(18.6)	(21.4)
Recording devices	230,105	175,986	147,004	169,140	2,170.8
	(35.0)	(28.9)	(25.7)	(24.9)
Semiconductors and Others	17,940	14,865	18,099	25,583	169.2
	(2.7)	(2.4)	(3.2)	(3.8)

Sub total	522,862	472,529	432,886	552,072	4,932.7
	(79.4)	(77.6)	(75.9)	(81.3)

Recording Media and Systems	136,000	136,351	137,625	127,014	1,283.0
	(20.6)	(22.4)	(24.1)	(18.7)

Total	¥658,862	¥608,880	¥570,511	¥679,086	$6,215.7
	(100.0)	(100.0)	(100.0)	(100.0)

Note:	The business segment information is required by the Japanese Securities Exchange Law. The segment information is unaudited.

     Electronic Materials and Components TDK’s electronic materials and components are divided into four principal categories: (i) electronic materials; (ii) electronic devices; (iii) recording devices; and (iv) semiconductors and others. Overall business results of each category in fiscal 2004 compared to fiscal 2003 are as follows.

     (i) Electronic materials The electronics materials sector is broadly divided into two product sectors: capacitors, and ferrite cores and magnets.

     Sales of multilayer ceramic chip capacitors, the main product in the capacitor sector, increased. Higher orders for capacitors, which reflected growing demand for communications products, offset falling sales prices and the negative effect of exchange rate movements.

     In ferrite cores and magnets, overall sales of ferrite cores decreased year on year. Deflection yoke cores and flyback transformer cores saw sales drop due to falling demand and sales prices. The drop in orders is a reflection of a rapid shift in consumer demand from CRT TVs to LCD, plasma and other flat-panel models. Higher sales of small coils and transformer cores, a category where demand is increasing, failed to offset this decrease. Magnet sales declined as the effect of falling sales prices outweighed higher sales volumes. Overall, sales of ferrite cores and magnets were down year on year.

     (ii) Electronic devices The electronic devices sector is broken down into three categories: inductive devices, high-frequency components, and other products.

     Inductive devices, the largest product category in this sector, posted higher sales as demand for communications products increased in line with advances in the performance of mobile phones. However, sales growth was held back by lower sales prices and foreign currency movements.

     Sales of high-frequency components decreased despite an upswing in shipment volumes that resulted from strong demand for components used in mobile phones (the main market for these components), and successful activities to win new orders. The decrease reflects the continuing glut in the supply of high-frequency components in the market as a whole, which prompted customers to demand price reductions that were greater than in other electronic component categories.

     Sales of other products decreased. Sensors and actuators recorded higher sales due to growth in demand for communications products and PCs and peripherals. However, sales of power systems declined due to lackluster demand associated with the entertainment field, a sector where demand was strong in the previous fiscal year.

     (iii) Recording devices The recording devices sector is divided into two categories: heads for HDDs, the mainstay of the sector, and other types of heads.

     Sales of HDD heads grew as steady expansion continued from the previous fiscal year in the HDD market.

     Rising sales of HDDs reflects growth in existing demand for use as storage devices in PCs, as well as increasing use in game consoles, portable audio players, HDD recorders and other consumer electronics equipment. The higher-than-expected demand for HDD heads reflected an end to the downward trend in the number of heads used per HDD.

     Sales of other heads, which include magnetic heads used in FDDs, thermal printer heads and optical pickups, also increased. Most noteworthy was the growth in optical pickups as video recorders, PCs and other equipment increasingly use optical disk drives.

     (iv) Semiconductors and others In the semiconductors and others sector, two of the main products are semiconductors and anechoic chambers.

     Sales in the semiconductors and others sector climbed despite sluggish sales of semiconductors for communications applications. Growth reflected higher sales of anechoic chambers for noise control and equipment used in these chambers.

     Recording Media and Systems In the recording media & systems segment, the main products are audiotapes, videotapes, optical media and tape-based data storage media for computers.

     While TDK continues to command a high share of the audiotape and videotape markets, sales in these two categories decreased as demand continues to shrink due to structural changes. Optical media products posted increased sales, with higher sales volumes of CD-Rs and DVDs in an expanding market offsetting lower sales prices. Sales of other products decreased. Higher sales of LTO* (Linear Tape-Open) standard tape-based data storage media for computers failed to offset lower sales of PC software, recording equipment and other products.

     *     Linear Tape-Open, LTO, LTO logo, Ultrium and Ultrium logo are trademarks of HP, IBM and Seagate RSS in the U.S., other countries or both.

Marketing and Distribution in Japan

Marketing channels

     TDK markets electronic materials and components in Japan through its sales division, which had approximately 255 sales representatives at March 31, 2004.

     In Japan, TDK markets magnetic recording tapes and optical disks through 6 district sales offices with a staff of 107. Approximately 50 percent of domestic sales of TDK brand products are made to approximately 132 distribution agents. These agents in turn sell TDK brand products to over 45,000 retailers in Japan. Remaining TDK brand products are sold directly to approximately 5,500 retail stores in Japan. OEM sales are made to certain manufacturers as well.

Operations outside Japan

     TDK has 52 direct and indirect foreign subsidiaries as follows: 25 manufacture various product lines and distribute their products in their country of operation and other countries; 19 are sales subsidiaries which exclusively handle products manufactured by TDK; 1 is a holding company for the administration of TDK’s U.S. operations; 1 is a holding company for the administration of TDK’s European operations; 1 is a company for research and development in Ireland; 1 is a company for research and development in the U.S.; 1 is a company for design and development for semiconductors in the U.S.; 1 is a company for engineering service for magnetic heads in Singapore; 1 is a local management company for the administration of TDK’s Chinese operations; and 1 is a company for engineering service for magnetic heads in China. Principal manufacturing or assembly operations are conducted by subsidiaries in the following countries:

China	- GMR heads, inductors, ferrite cores, capacitors, transformer, power supplies and ferrite magnets
United States	- GMR heads, capacitors, ICs and ferrite magnets
Luxembourg	- Videotapes and CD-Rs
Taiwan	- Capacitors, ferrite cores and power supplies
Philippines	- GMR heads
Thailand	- Audiotapes and rare-earth metal magnets
Malaysia	- Capacitors and high-frequency components
Korea	- Capacitors and inductors
Hungary	- Capacitors and ferrite cores
Hong Kong	- Ferrite cores
United Kingdom	- Network adaptors

     In addition, TDK has sales subsidiaries in Germany, the United Kingdom, the United States, Hong Kong, Singapore, Australia, Sweden, Italy, Brazil, Poland, France and China.

     TDK is pursuing a policy of expanding overseas production, which enables TDK to more easily adapt to fluctuating exchange rates and potential trade barriers. Production outside Japan as a percentage of sales outside Japan was 79.2 percent in fiscal 2004, 76.9 percent in fiscal 2003 and 75.7 percent in fiscal 2002.

     Consolidated net sales of TDK and consolidated subsidiaries by geographical area for fiscal 2004, 2003, 2002 and 2001 were as follows:

	2004		2003		2002		2001		2004
	(millions of yen) (%)								(millions of
									U.S. dollars)
Japan	¥161,607	(24.5)	¥172,818	(28.4)	¥178,771	(31.3)	¥239,336	(35.2)	$1,524.6
North America	74,294	(11.3)	82,792	(13.6)	86,471	(15.2)	120,130	(17.7)	700.9
Europe	80,233	(12.2)	77,191	(12.7)	76,604	(13.4)	93,632	(13.8)	756.9
Other	342,728	(52.0)	276,079	(45.3)	228,665	(40.1)	225,988	(33.3)	3,233.3

Total	¥658,862	(100.0)	¥608,880	(100.0)	¥570,511	(100.0)	¥679,086	(100.0)	$6,215.7

     Net sales in each geographic area are based on the location of TDK entities where the external sales are generated.

Competition

     In electronic materials and components, rapid technological innovation makes technological improvement a particularly significant competitive factor in the industry. Product performance characteristics, reliability, price, and the diversity of product line-ups are also significant competitive factors. In general, TDK’s ferrite and other products compete with similar products made of other materials. For many applications in which specific performance characteristics are required, however, competition with other materials is not significant.

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

Raw Materials and Sources of Supply

     TDK purchases a wide variety of raw materials, machines, tools and parts for use in the manufacture of its products. The principal raw materials purchased include plastic resin, used to mould tape cassette shell and in packaging, magnetic powder of iron oxide, base film for magnetic tape and various electronic and mechanical parts. For manufacture in Japan, TDK purchases such raw materials from approximately 2,000 different sources, primarily in Japan. However, TDK purchases base tape from mainly three suppliers in Japan, although alternative sources of supply exist. Recently TDK increased its purchases from overseas and also increased local procurement of raw materials. No single source accounted for more than 10 percent of total purchases for fiscal 2004.

Environmental Protection Activities

     The issue of how corporations “harmonize with nature” has become of great concern. Environmental issues are not only increasingly acquiring importance in management strategy, but also from the aspect of meeting corporate social responsibility for future generations, TDK regards environmental issues as of great importance. In order to keep in step with the resource recycling society, TDK has promoted 3R (Reduce, Reuse, Recycle) by strict corporate regulations to recycle resources 100 percent. As a result, TDK has achieved zero emissions on all domestic sites and 4 overseas sites. TDK is also actively promoting the development of environmentally conscious products to act in line with green purchasing and the requirement of the worldwide environment conservation movement required.

     TDK has formulated a fundamental environmental plan, “TDK Environmental Action 2010”, which contains nine action points that were established based on the nature of TDK’s business activities, and sets medium- and long-term goals. Furthermore, the plan clearly defines the roles and responsibilities of regional groups, business groups and the head office.

     Overview of TDK Environmental Action 2010

1.	Enhancement of Environmental Management Systems

2.	Elevating Environmental Awareness

3.	Observation of Laws

4.	Risk Management

5.	Global Warming Prevention

6.	Waste Material Management

7.	Chemical Emissions Controls

8.	Creation of Environmental Communities

9.	Promoting the Development of Environmentally Friendly Products

     Based on the understanding that implementation and experience are the most important elements in environmental measures, TDK believes that the promotion of its Environmental Action 2010 will enhance TDK’s corporate value.

C. Organizational structure

     The following table lists the significant subsidiaries owned by TDK.

Name of company	Head office location	Percentage owned
SAE Magnetics (H.K.) Ltd.	Hong Kong	100.0%
TDK Recording Media Europe S.A.	Luxembourg	100.0%
TDK U.S.A. Corporation	New York, U.S.A.	100.0%

D. Property, plants and equipment

     TDK’s manufacturing operations are conducted primarily at 35 plants in Japan and 25 plants overseas.

     The following table sets forth information, as of March 31, 2004, with respect to TDK’s manufacturing facilities, approximately 85 percent [in terms of floor space] of which are owned by TDK.

	Number of	Floor space
	principal	(thousands of
Location	factories	square feet)	Principal products manufactured
Japan
Akita	16	2,182	Capacitors, ferrite cores, inductors and high-frequency components
Nagano	4	1,146	GMR heads and optical disks
Chiba	1	663	Rare-earth metal magnets, ferrite cores and power supplies
Yamanashi	3	603	GMR heads and data storage tapes
Oita	1	471	Videotapes
Shizuoka	3	464	Ferrite magnets
Yamagata	3	311	Inductors
Iwate	1	298	Capacitors
Ibaraki	2	112	Display
Overseas
China	7	2,498	GMR heads, inductors, ferrite cores, capacitors, transformer, power supplies and ferrite magnets
United States of America	6	569	GMR heads, capacitors, Ics and ferrite magnets
Luxembourg	1	362	Videotapes and CD-Rs
Taiwan	1	345	Capacitors, ferrite cores and power supplies
Philippines	1	344	GMR heads
Thailand	1	285	Audiotapes and rare-earth metal magnets
Malaysia	1	211	Capacitors and high-frequency components
Korea	1	164	Capacitors and inductors
Hungary	1	160	Capacitors and ferrite cores
Hong Kong	2	42	Ferrite cores
United Kingdom	1	2	Network adaptors

Total	57	11,232

     TDK considers all of its principal manufacturing facilities and other significant properties to be in good condition and adequate to meet the needs of its operations. TDK owns each of its significant properties.

     As of March 31, 2004, TDK excluded 1 plant in Japan, 1 plant in the Americas and 1 plant in Asia from the above table because these plants have ceased operating, in order to improve TDK’s profitability.

     In addition, TDK utilizes additional floor space at the above plants and elsewhere for laboratories, office buildings, and employee housing and welfare facilities, with an aggregate floor space of 6,189 thousand square feet, of which approximately 53 percent is owned by TDK and the balance is leased to TDK.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of Operations

	Years ended March 31,
	2004	2003	2002	2004
	(millions of yen)			(millions
	(%)			of dollars)
Net sales	¥658,862	¥608,880	¥570,511	$6,215.7
	(100.0)	(100.0)	(100.0)
Cost of sales	474,106	459,616	464,620	4,472.7
	(72.0)	(75.5)	(81.4)
Gross profit	184,756	149,264	105,891	1,743.0
	(28.0)	(24.5)	(18.6)
Selling, general and administrative expenses	130,434	121,839	123,741	1,230.5
	(19.8)	(20.0)	(21.7)
Restructuring costs	—	5,345	25,872	—
	—	(0.9)	(4.5)
Operating income (loss)	54,322	22,080	(43,722)	512.5
	(8.2)	(3.6)	(-7.6)
Other income (other deductions)	1,281	(3,999)	25	12.1
	(0.2)	(-0.6)	—
Income taxes and minority interests	13,502	6,062	(17,926)	127.4
	(2.0)	(1.0)	(-3.1)

Net income (loss)	¥42,101	¥12,019	¥(25,771)	$397.2
	(6.4)	(2.0)	(-4.5)

Sales by Region

	Years ended March 31,
	2004	2003	2002	2004
	(millions of yen)			(millions
	(%)			of dollars)
Japan	¥168,656	¥165,503	¥164,804	$1,591.1
	(25.6)	(27.2)	(28.9)
Americas	89,657	106,060	109,452	845.8
	(13.6)	(17.4)	(19.2)
Europe	81,950	78,740	79,639	773.1
	(12.4)	(12.9)	(13.9)
Asia (excluding Japan) and Oceania	315,691	255,901	214,377	2,978.2
	(47.9)	(42.0)	(37.6)
Middle East and Africa	2,908	2,676	2,239	27.5
	(0.5)	(0.5)	(0.4)

Net sales	¥658,862	¥608,880	¥570,511	$6,215.7
	(100.0)	(100.0)	(100.0)

     This summary of sales by region is based on the location of the customer.

Fiscal 2004 Compared to Fiscal 2003

Sales

     Consolidated net sales increased 8.2 percent to ¥658.9 billion ($6,216 million) in fiscal 2004, the year ended March 31, 2004, from ¥608.9 billion in fiscal 2003.

     The Japanese economy in fiscal 2004 tended toward recovery, led by IT-related production and exports. However, with no upturn evident in household incomes, consumer spending failed to rebound. Meanwhile, the U.S. economy, the driving force for the world economy, expanded compared with the previous year, with consumer spending, housing investment and capital expenditures all rising, as the government eased fiscal and monetary policy.

     In the electronics industry, the year was characterized by the rising popularity of LCD and plasma flat-screen TVs, digital cameras and DVD recorders, as well as by the increasing sophistication of mobile phones, replacement demand for PCs, and the growing use of electronics in automobiles. However, deflationary trends in world markets affected these finished products, placing unrelenting pricing pressure on electronic materials and components and recording media and systems, TDK’s main products.

     TDK saw orders drop in the first quarter (April-June 2003) of fiscal 2004 due to one-off factors such as the SARS outbreak and fallout from the Iraq war. Nevertheless, TDK remained focused on implementing profit structure reforms, carrying on initiatives from fiscal 2003 to improve asset productivity, and concentrating resources on strategic businesses.

     In the electronic materials and components segment, net sales increased 10.7 percent from ¥472.5 billion in fiscal 2003 to ¥522.9 billion ($4,933 million) in fiscal 2004.

     Sales in the electronic materials sector decreased 1.3 percent from ¥168.9 billion to ¥166.8 billion ($1,574 million). Sales of multilayer chip capacitors, a mainstay of capacitor products, increased. Higher orders for capacitors, which reflected growing demand for communications products, offset falling sales prices and the negative effect of exchange rate movements. In ferrite cores, deflection yoke cores and flyback transformer cores saw sales drop due to falling demand and sales prices. The drop in orders is a reflection of a rapid shift in consumer demand from CRT TVs to LCD, plasma and other flat-panel models. Higher sales of small coils and transformer cores, a category where demand is increasing, failed to offset this decrease, resulting in a decline in overall sales of ferrite cores. Magnet sales declined as the effect of falling sales prices outweighed higher sales volumes. In the electronic devices sector, sales decreased 4.2 percent from ¥112.7 billion to ¥108.0 billion ($1,019 million). Inductive devices, the largest product category in this sector, posted higher sales as demand for communications applications increased in line with advances in the performance of mobile phones. However, sales growth was held back by lower sales prices and foreign currency movements. Sales of high-frequency components decreased despite an upswing in shipment volumes that resulted from strong demand for components used in mobile phones, the main market for these components, and successful activities to win new orders. The decrease reflects the continuing glut in the supply of high-frequency components in the market as a whole, which prompted customers to demand price reductions that were greater than in other electronic component categories. Sensors and actuators recorded higher sales due to growth in demand for communications applications and PCs and peripherals. However, sales of power systems declined due to lackluster demand associated with the amusement field, a sector where demand was strong in the previous fiscal year. Recording devices sales climbed 30.8 percent from ¥176.0 billion to ¥230.1 billion ($2,171 million). Sales of HDD heads, the main product in this sector, were up sharply. This was primarily because of continuing expansion in the HDD market and the resulting robust HDD sales by major TDK customers. Sales of other heads also increased. Sales in the semiconductors and others sector climbed 20.7 percent from ¥14.9 billion to ¥17.9 billion ($169 million), despite sluggish sales of semiconductors for communications applications. Growth reflected higher sales of anechoic chambers for noise control and equipment used for these chambers.

     In the recording media and systems segment, sales edged down 0.3 percent, to ¥136.0 billion ($1,283 million) in fiscal 2004 from ¥136.4 billion in fiscal 2003. While TDK continues to command a high share of the audiotape and videotape markets, sales in these two categories decreased as demand continues to shrink due to structural changes. Optical media products posted increased sales, with higher sales volumes of CD-Rs and DVDs in an expanding market offsetting lower sales prices. Sales of other products decreased. Higher sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers failed to offset lower sales of PC software, recording equipment and other products.

     * Linear Tape-Open, LTO, LTO logo, Ultrium and Ultrium logo are trademarks of HP, IBM and Certance LLC in the U.S., other countries or both.

     By region, sales in Japan increased 1.9 percent to ¥168.7 billion ($1,591 million) in fiscal 2004 from ¥165.5 billion in fiscal 2003. There was a 10.6 percent rise in overseas sales year on year to ¥490.2 billion ($4,625 million) from ¥443.4 billion in fiscal 2003. Overseas sales accounted for 74.4 percent of consolidated net sales.

     In Japan, sales edged up from the previous fiscal year as higher sales in the recording devices sector offset sales decreases caused by lower orders for DC-DC converters for the amusement field and falling demand for audiotapes.

     In Asia (excluding Japan) and Oceania, sales increased due to higher sales of recording devices, as TDK regained market share, and strong sales of electronic materials and electronic devices.

     In the Americas, when converting to yen sales decreased due to the effect of the appreciation of the yen. Other factors were lower sales in the recording media and systems segment despite higher sales of optical media products, including DVDs, due to lower sales of other products; and lower sales in the electronic materials and components segment.

     In Europe, sales increased. Sales were sluggish in the electronic materials and components segment, but rose in the recording media and systems segment as sharply higher sales of DVDs and other optical media products countered falling demand for audiotapes.

Effect of foreign exchange movements

     In fiscal 2004, overseas sales accounted for 74.4 percent of consolidated net sales, up 1.6 percentage points. As a result, fluctuations in foreign exchange rates have a significant effect on TDK’s consolidated sales and income. During fiscal 2004, the yen appreciated 7.2 percent in relation to the U.S. dollar and depreciated 9.7 percent in relation to the Euro, based on TDK’s average internal exchange rates. Overall, TDK estimates that each ¥1 movement in exchange rates during fiscal 2004 had the net effect of reducing net sales by about ¥4.0 billion and operating income by about ¥1.5 billion, in relation to the prior fiscal year. TDK conducts a large share of business activities outside Japan as one way to offset the impact of exchange-rate fluctuations. Such activities include manufacturing and sales, as well as research, design and procurement. In-region production in fiscal 2004 represented 111.3 percent of sales in Asia (excluding Japan) and Oceania, 26.1 percent in the Americas, and 23.4 percent in Europe. Overseas production accounted for 58.9 percent of total sales in fiscal 2004, compared with 56.0 percent one year earlier, and for 79.1 percent of overseas sales, compared with 76.9 percent one year earlier. The rise in the percentage of overseas production in fiscal 2004 is mainly due to higher production in Asia in the electronic materials and components segment primarily as a result of an increase in overseas production, which rose in line with sales growth resulting from a recovery in market share in recording devices.

     TDK and certain overseas subsidiaries hedge exposure to foreign exchange movements by entering into forward foreign exchange contracts and swaps for some foreign currency-denominated obligations. Foreign exchange risk arising in operating activities is hedged by using forward foreign exchange contracts. In principle, TDK’s policy is to hedge up to 50 percent of expected foreign currency-denominated accounts receivable for each month for the next six months. Due to the global nature of operations, management realizes that currency movements continue to have the potential to exert a material influence on consolidated performance.

Cost and expenses

     The cost of sales increased 3.2 percent from ¥459.6 billion in fiscal 2003 to ¥474.1 billion ($4,473 million) in fiscal 2004 due to higher sales. Cost of sales decreased from 75.5 percent to 72.0 percent of net sales. This reflected both an improvement in the capacity utilization rate accompanying higher sales, and cutbacks in expenses and improvements in various cost categories resulting from structural reforms. These benefits outweighed strong downward pressure on prices and adverse effects of foreign exchange movements. As a result, gross profit increased 23.8 percent.

     Selling, general and administrative expenses increased ¥8.6 billion from ¥121.8 billion in fiscal 2003 to ¥130.4 billion ($1,231 million) in fiscal 2004, and decreased from 20.0 percent to 19.8 percent of net sales, respectively. Selling, general and administrative expenses rose in line with the 8.2 percent rise in net sales as TDK prevented further growth in these expenses by strictly managing fixed expenses. Research and development expenses represented 5.2 percent of net sales, the same as in the previous fiscal year.

Other income and deductions

     Other income (deductions) improved ¥5.3 billion from the previous fiscal year. While there was a ¥1.6 billion increase in foreign exchange losses, there was a ¥2.2 billion decrease in loss on securities, net and increases of ¥1.9 billion in patent infringement settlement and ¥1.3 billion in equity in earnings of affiliates.

Income taxes and minority interests

     The ratio of income taxes to income before income taxes (the effective tax rate) decreased from 29.3 percent in fiscal 2003 to 23.6 percent in fiscal 2004. The decrease reflects a decrease in additional valuation allowance provided during the year and the higher amounts of income earned in China, etc. during fiscal 2004, which were taxed at rates lower than TDK’s effective rate for all other jurisdictions in which it pays income taxes.

Net income

     TDK posted a net income of ¥42.1 billion ($397 million), resulting in net income per diluted share of ¥317.69 ($3.00), compared with ¥90.56 in the previous fiscal year. The return on equity increased from 2.1 percent to 7.5 percent. Cash dividends paid during the fiscal year totaled ¥50 ($0.47). This dividend is the sum of the June 2003 year-end dividend of ¥25 and the December 2003 interim dividend of ¥25. Shareholders of record on March 31, 2004 received a cash dividend of ¥30 per share at the end of June 2004.

Fiscal 2003 Compared to Fiscal 2002

Sales

     Consolidated net sales increased 6.7 percent to ¥608.9 billion in fiscal 2003, the year ended March 31, 2003, from ¥570.5 billion in fiscal 2002, the year ended March 31, 2002. TDK’s operating environment in fiscal 2003 remained as severe as it was in the previous fiscal year. The bellwether U.S. economy, the driving force of the world economy, appeared to gradually move back onto a recovery footing after taking a step backwards at the start of 2002. However, in the closing months of 2002, consumer and corporate sentiment nosedived due to stagnant demand and tumbling share prices. The Japanese and European economies, which are highly reliant on external demand, felt the effects of the U.S. slowdown. Asia, including China, fared relatively well, but this region is not yet ready to become a leading force in the world economy.

     The increase in sales in this difficult operating environment reflected a recovery in TDK’s share of the HDD head market and rising demand for electronic components, which was fueled by the digitalization of audio and visual equipment, and the increasing use of electronics in automobiles.

     In the electronics materials and components segment, net sales rose 9.2 percent to ¥472.5 billion in fiscal 2003, from ¥432.9 billion in fiscal 2002. In the electronic materials sector, sales rose 4.4 percent from ¥161.8 billion in fiscal 2002 to ¥168.9 billion. Sales of multilayer chip capacitors, a mainstay of capacitor products, increased on the strength of the digitalization of audio and visual equipment and increasing use of electronics in automobiles. Sales of ferrite cores and magnets edged down slightly year on year due to reduced demand for ferrite cores used in IT-related information and communications applications, despite increased magnet sales in the automobile and parts fields. In the electronic devices sector, sales increased 6.4 percent from ¥105.9 billion to ¥112.7 billion. Inductive devices recorded higher sales, reflecting the growing use of automotive electronics as well as growth in demand for digital audio and visual products. However, sales of high-frequency components, a large proportion of which are used in communications applications, particularly mobile phones, declined due to severe demands for price reductions from customers because of the continuing supply glut. Recording devices sales climbed 19.7 percent from ¥147.0 billion in fiscal 2002 to ¥176.0 billion due to a recovery in TDK’s market share amid firm overall demand in the HDD head market. TDK’s 40 gigabyte/disk HDD heads were instrumental in winning back customers. In the semiconductors and others sector, sales dipped 17.9 percent, from ¥18.1 billion to ¥14.9 billion. Sales of semiconductors for communications applications dropped sharply due to the continuing low levels of investment in communication infrastructure equipment.

     In the recording media and systems segment, sales edged down slightly by 0.9 percent, to ¥136.4 billion in fiscal 2003 from ¥137.6 billion in fiscal 2002. There were several reasons. Audiotape sales continued to shrink from the previous fiscal year as the long-term decline in demand continued due to the market shift to optical media. While there is a similar long-term decline in demand for videotapes due to the rising popularity of optical media and DVD software, sales rose slightly during the year, boosted by demand stemming from the 2002 FIFA World Cup™. In optical media, demand for CD-Rs and DVDs was buoyant, but this strength was negated by falling MD demand and lower sales prices of CD-Rs, resulting in largely flat sales overall. Tape-based data storage media for computers, which obtained new-standard LTO* (Linear Tape-Open) verification in the previous fiscal year, and software also recorded sales gains.

     * Linear Tape-Open, LTO, LTO logo, Ultrium and Ultrium logo are trademarks of HP, IBM and Certance LLC in the U.S., other countries or both.

     In Japan, sales increased 0.4 percent to ¥165.5 billion in fiscal 2003 from ¥164.8 billion in fiscal 2002. There was a 9.3 percent increase in overseas sales year on year to ¥443.4 billion in fiscal 2003 from ¥405.7 billion in fiscal 2002. Overseas sales accounted for 72.8 percent of consolidated net sales.

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

     In the Americas, sales declined as lower sales in the electronic materials and components segment outweighed higher sales in other areas, particularly for tape-based data storage media for computers.

     In Europe, sales declined. Sales of automotive components in the electronics materials and components segment were strong. However, total sales in this region were brought down by waning demand for high-frequency components for mobile phones, particularly GSM-format phones, and falling demand for audiotapes and MDs in the recording media and systems segment.

Effect of foreign exchange movements

     In fiscal 2003, overseas sales accounted for 72.8 percent of consolidated net sales, up 1.7 percentage points. As a result, fluctuations in foreign exchange rates have a significant effect on TDK’s consolidated sales and income. During fiscal 2003, the yen appreciated 2.4 percent in relation to the U.S. dollar and depreciated 9.5 percent in relation to the euro, based on TDK’s average internal exchange rates. Overall, the Company estimates that exchange rate movements during fiscal 2003 had the net effect of reducing net sales by about ¥2.8 billion, in relation to the prior fiscal year. TDK conducts a large share of business activities outside Japan as one way to offset the impact of exchange-rate fluctuations. Such activities include manufacturing and sales, as well as research, design and procurement. In-region production in fiscal 2003 represented 111.3 percent of sales in Asia (excluding Japan) and Oceania, 28.6 percent in the Americas, and 33.0 percent in Europe. Overseas production accounted for 56.0 percent of total sales in fiscal 2003, compared with 53.8 percent one year earlier, and for 76.9 percent of overseas sales, compared with 75.7 percent one year earlier. The rise in the percentage of overseas production in fiscal 2003 is mainly due to higher production in Asia in the electronic materials and components segment as a result of an increase in the capacity utilization rate, which increased in line with sales growth resulting from a recovery in market share in recording devices.

     TDK and certain overseas subsidiaries hedge exposure to foreign currency exchange movements by entering into forward foreign exchange contracts and swaps for some foreign currency-denominated obligations. Foreign exchange risk arising in operating activities is hedged by using forward foreign exchange contracts. In principle, TDK’s policy is to hedge up to 50 percent of expected foreign currency-denominated accounts receivable for each month for the next six months. Due to the global nature of operations, management realizes that currency movements continue to have the potential to exert a material influence on consolidated performance.

Cost and expenses

     The cost of sales decreased 1.1 percent from ¥464.6 billion in fiscal 2002 to ¥459.6 billion in fiscal 2003 despite an increase in net sales, and fell from 81.4 percent to 75.5 percent of net sales. This reflected both an improvement in the capacity utilization rate accompanying higher sales, and cutbacks in expenses and various cost improvements resulting from structural reforms. These benefits outweighed strong downward pressure on prices and adverse effects of foreign exchange movements. As a result, gross profit increased 41.0 percent.

     Selling, general and administrative expenses decreased ¥1.9 billion from ¥123.7 billion in fiscal 2002 to ¥121.8 billion in fiscal 2003, and decreased from 21.7 percent to 20.0 percent of net sales, respectively. This was because TDK managed to hold expenses to an increase of only 1.5 percent, although sales rose 6.7 percent, thanks to thoroughgoing expenditure reviews. Research and development expenses represented 5.2 percent of net sales, compared with 6.8 percent in the previous fiscal year. In addition, TDK recognized restructuring costs of ¥5.3 billion for structural reforms, but this was a sharp decrease from the ¥25.9 billion recognized in the previous fiscal year.

Other income and deductions

     Other income (deductions) decreased ¥4.0 billion from the previous fiscal year, mainly on account of a ¥3.1 billion increase in loss on securities, net and a ¥2.1 billion rise in foreign exchange losses, offset by a ¥1.3 billion increase in equity in earnings of affiliates.

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

Net income (loss)

     TDK posted a net income of ¥12.0 billion, resulting in net income per diluted share of ¥90.56 for fiscal 2003 as compared to minus ¥193.91 in fiscal 2002. The return on equity was 2.1 percent, compared to minus 4.2 percent in fiscal 2002. Cash dividends paid during the fiscal year totaled ¥45. This dividend is the sum of the June 2002 year-end dividend of ¥20 and the November 2002 interim dividend of ¥25. Shareholders of record on March 31, 2003 received a cash dividend of ¥25 per share at the end of June 2003.

Segment Information

     The following industry and geographic segment information is required by the Japanese Securities Exchange Law. The segment information is unaudited.

Industry Segment Information

	Years ended March 31
	2004	2003	2002	2004
	(millions of yen)			(thousands
				of dollars)
ELECTRONIC MATERIALS AND COMPONENTS
Net sales
Unaffiliated customers	¥522,862	¥472,529	¥432,886	$4,932,660
Intersegment	—	—	—	—

Total revenue	522,862	472,529	432,886	4,932,660
	(100.0%)	(100.0%)	(100.0%)	(100.0%)
Operating expenses	466,335	451,993	469,232	4,399,387
	(89.2%)	(95.7%)	(108.4%)	(89.2%)

Operating income (loss)	¥56,527	¥20,536	¥(36,346)	$533,273
	(10.8%)	(4.3%)	(-8.4%)	(10.8%)

Identifiable assets	505,178	495,144	513,218	4,765,830
Depreciation and amortization	46,800	53,015	56,031	441,509
Capital expenditures	40,479	38,882	55,046	381,877

RECORDING MEDIA AND SYSTEMS
Net sales
Unaffiliated customers	¥136,000	¥136,351	¥137,625	$1,283,019
Intersegment	—	—	—	—

Total revenue	136,000	136,351	137,625	1,283,019
	(100.0%)	(100.0%)	(100.0%)	(100.0%)
Operating expenses	138,205	134,807	145,001	1,303,820
	(101.6%)	(98.9%)	(105.4%)	(101.6%)

Operating income (loss)	¥(2,205)	¥1,544	¥(7,376)	$(20,801)
	(-1.6%)	(1.1%)	(-5.4%)	(-1.6%)

Identifiable assets	97,186	96,761	109,055	916,849
Depreciation and amortization	4,433	4,774	5,889	41,821
Capital expenditures	4,387	2,569	3,731	41,387

ELIMINATIONS AND CORPORATE
Corporate assets	¥167,955	¥155,432	¥127,637	$1,584,481

TOTAL
Net sales
Unaffiliated customers	¥658,862	¥608,880	¥570,511	$6,215,679
Intersegment	—	—	—	—

Total revenue	658,862	608,880	570,511	6,215,679
	(100.0%)	(100.0%)	(100.0%)	(100.0%)
Operating expenses	604,540	586,800	614,233	5,703,207
	(91.8%)	(96.4%)	(107.7%)	(91.8%)

Operating income (loss)	¥54,322	¥22,080	¥(43,722)	$512,472
	(8.2%)	(3.6%)	(-7.7%)	(8.2%)

Identifiable and corporate assets	770,319	747,337	749,910	7,267,160
Depreciation and amortization	51,233	57,789	61,920	483,330
Capital expenditures	44,866	41,451	58,777	423,264

Geographic Segment Information

	Years ended March 31
	2004	2003	2002	2004
	(millions of yen)			(thousands
				of dollars)
JAPAN
Net sales	¥329,782	¥334,882	¥328,214	$3,111,151
Operating income (loss)	8,538	5,193	(33,252)	80,547
Identifiable assets	316,695	326,128	341,815	2,987,689
AMERICAS
Net sales	104,400	101,784	101,910	984,906
Operating income (loss)	2,797	(1,082)	(12,712)	26,387
Identifiable assets	65,584	73,845	84,403	618,717
EUROPE
Net sales	80,641	78,462	78,941	760,764
Operating income (loss)	(115)	(3,547)	(3,184)	(1,085)
Identifiable assets	51,797	48,108	52,188	488,651
ASIA AND OTHERS
Net sales	380,781	314,918	268,364	3,592,273
Operating income	42,912	20,640	1,700	404,830
Identifiable assets	228,058	193,637	194,057	2,151,490
ELIMINATIONS AND CORPORATE
Net sales	236,742	221,166	206,918	2,233,415
Operating income (loss)	(190)	(876)	(3,726)	(1,793)
Identifiable assets	108,185	105,619	77,447	1,020,613
TOTAL
Net sales	¥658,862	¥608,880	¥570,511	$6,215,679
Operating income (loss)	54,322	22,080	(43,722)	512,472
Identifiable assets	770,319	747,337	749,910	7,267,160

OVERSEAS SALES
Americas	¥89,657	¥106,060	¥109,452	$845,821
Europe	81,950	78,740	79,639	773,113
Asia and others	318,599	258,577	216,616	3,005,651
Overseas sales total	¥490,206	¥443,377	¥405,707	$4,624,585
Percentage of consolidated sales	74.4%	72.8%	71.1%	74.4%

Notes:

(1)	Net sales in each geographic area are based on the location of TDK entities where the sales are generated.

(2)	Overseas sales are based on the location of the customers.

B. Liquidity and capital resources

Operating capital requirements

     TDK’s requirements for operating capital primarily are for the purchase of raw materials and parts for use in the manufacture of its products. Also, operating expenses, including manufacturing expenses and SGA expenses, require a substantial amount of operating capital. Payroll and payroll-benefits, and marketing expenses, such as those incurred for advertising and sales promotion, account for a significant portion of operating expenses. TDK’s expenditure for R&D is recorded as part of various operating expenses, and payroll for R&D-related personnel accounts for a material portion of R&D expenses. The necessary funds for these expenses are provided internally from profits, depreciation and amortization, the reduction of trade receivables and inventories, and other sources.

Capital Expenditures

     In fiscal 2004, capital expenditures on a cash basis were ¥44.9 billion ($423 million), compared with ¥41.5 billion in fiscal 2003. Amid lingering doubts about the sustainability of the economic recovery, TDK emphasized cash flows and concentrated capital expenditures on strategically important business fields. Among major overseas projects were HDD head facility expansions and upgrades and the expansion of production facilities for electronic materials and components in China. In Japan, production and research facilities for multiplayer chip capacitors and other electronic materials and components, and production and research facilities for HDD heads were significant elements of capital outlays. The funds for these capital expenditures are provided by internal resources generated from depreciation and amortization and profits.

     In fiscal 2003, capital expenditures on a cash basis were ¥41.5 billion, compared with ¥58.8 billion in fiscal 2002. With no signs of a broad-based economic recovery and growing uncertainty about the future, TDK emphasized cash flows and concentrated capital expenditures on strategically important business fields. Among major overseas projects were HDD head facility expansions and upgrades in China and the U.S., and the expansion of production facilities for electronic materials and components in China. In Japan, multilayer chip capacitors and other electronic materials and components production and research facilities, and production and research facilities for HDD heads were significant elements of capital outlays.

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

Financial Management

     Operating capital and capital expenditures are, in principle, funded by cash generated through operating activities. To improve capital efficiency, to the extent possible, TDK centralizes financial management in the Head Office, having introduced a cash management system (CMS). Surplus funds are invested with an emphasis on low risk. Funds from within the group are utilized, to the extent possible, to extend financing to subsidiaries that cannot procure operating capital or funds for capital expenditures themselves.

     Cash flows for fiscal 2004, 2003 and 2002 are summarized as follows:

	Years ended March 31,
	2004	2003	2002	2004
	(millions of yen)			(millions
				of dollars)
Net income (loss)	¥42,101	¥12,019	¥(25,771)	$397.2
Adjustments to reconcile net income (loss) to net cash provided by operating activities	72,603	92,339	67,275	684.9

Net cash provided by operating activities	114,704	104,358	41,504	1,082.1

Net cash used in investing activities	(37,770)	(46,645)	(57,903)	(356.3)
Net cash used in financing activities	(9,661)	(7,925)	(13,202)	(91.1)
Effect of exchange rate changes on cash and cash equivalents	(10,669)	(4,998)	4,445	(100.7)

Net change in cash and cash equivalents	¥56,604	¥44,790	¥(25,156)	$534.0

     Fiscal 2004 cash and cash equivalents increased ¥56.6 billion to ¥227.2 billion ($2,143 million) from ¥170.6 billion in the previous fiscal year. Operating activities provided net cash of ¥114.7 billion ($1,082 million), a year-on-year increase of ¥10.3 billion. This reflected mainly a ¥30.1 billion increase in net income to ¥42.1 billion ($397 million) and a ¥6.6 billion decrease in depreciation and amortization to ¥51.2 billion ($483 million), as well as increases in trade receivables and inventories of ¥7.6 billion ($72 million) and ¥7.8 billion ($74 million), respectively. Regarding the shortfall in pension assets, TDK plans to take action in response to certain recent reforms to the pension system, including transferring the substitutional portion of Employees’ Pension Fund (“EPF”) liabilities.

     Investing activities used net cash of ¥37.8 billion ($356 million), a decrease of ¥8.8 billion from ¥46.6 billion in the previous fiscal year. The main factor was a ¥6.2 billion decrease in payment for purchase of other investments to ¥0.4 billion ($4 million). Regarding research and development expenses, TDK’s policy is to focus investments in the strategic fields of IT home electronic appliances, high-speed and large-capacity networks and car electronics. Funds for research and development will be appropriated from internal funds.

     Financing activities used net cash of ¥9.7 billion ($91 million), ¥1.8 billion more than the ¥7.9 billion in cash used in the previous fiscal year. This mainly represented an increase of ¥0.8 billion in repayments of short-term debt and a ¥0.7 billion increase in dividends paid.

     Regarding fund procurement costs, TDK has long-term corporate credit ratings of AA– and A1 from Standard & Poor’s and Moody’s, respectively. Furthermore, Standard & Poor’s gives TDK their highest short-term credit rating, A-1+, and TDK’s U.S. subsidiaries have been given the highest rating of P-1 by Moody’s. These ratings allow TDK to procure funds if needed at low interest rates.

     TDK’s basic policy is to pay a stable dividend over the long term. Funds for paying dividends are allocated from internal funds.

     With unstable financial conditions expected to continue in Japan, TDK’s policy is to maintain a high level of liquidity. TDK thus has no immediate plans to repurchase its stock.

     TDK estimates that operating cash flows and other internal resources will provide adequate liquidity in fiscal 2005. Regarding cash flows for the fiscal year ending March 31, 2005 and onward, TDK expects to provide the necessary funds from operating cash flows by increasing profitability and improving the return on assets.

     Fiscal 2003 cash and cash equivalents increased ¥44.8 billion to ¥170.6 billion, from ¥125.8 billion in the previous fiscal year. Operating activities provided net cash of ¥104.4 billion, a year-on-year increase of ¥62.9 billion. This reflected mainly a ¥37.8 billion increase in net income to ¥12.0 billion; a decrease of ¥4.1 billion in depreciation and amortization to ¥57.8 billion; a decrease in inventories of ¥14.3 billion; and an increase of ¥6.7 billion in trade payables. Regarding the shortfall in pension assets, TDK is currently considering reforms to the pension system, including transferring the substitutional portion of employee pension fund liabilities. Investing activities used net cash of ¥46.6 billion, a decrease of ¥11.3 billion, from ¥57.9 billion in the previous fiscal year. The main factor was a ¥17.3 billion decrease in capital expenditures to ¥41.5 billion. Regarding research and development expenses, TDK’s policy is to focus investments in the strategic fields of IT home electronic appliances, high-speed and large-capacity networks and car electronics. Funds for research and development will be appropriated from internal funds. Financing activities used net cash of ¥7.9 billion, ¥5.3 billion less than the ¥13.2 billion in cash used in the previous fiscal year. This mainly represented a ¥3.3 billion decrease in repayments of short-term debt and a ¥2.0 billion decrease in dividends paid.

     Fiscal 2002 cash and cash equivalents decreased ¥25.2 billion to ¥125.8 billion. Operating activities provided cash of ¥41.5 billion, ¥26.1 billion less than a year earlier. The main reason for the decrease was the net loss of ¥25.8 billion, which partly resulted from the implementation of structural reforms. Investing activities used net cash of ¥57.9 billion, a decrease of ¥34.6 billion year on year. The main factor was a decrease in capital expenditures of ¥40.7 billion. Financing activities used net cash of ¥13.2 billion, ¥4.4 billion more than in the previous fiscal year. This mainly represented the repayment of ¥4.3 billion in short- and long-term debt of overseas subsidiaries. Cash dividends paid were ¥8.0 billion, the same level as in the previous fiscal year.

Capital resources at March 31, 2004, 2003 and 2002 are summarized as follows:

	Years ended March 31,
	2004	2003	2002	2004
	(millions of yen)			(millions
	(%)			of dollars)
Short-term debt	¥315	¥1,431	¥1,655	$3.0
	(0.1)	(0.3)	(0.3)
Current installments of long term debt	101	488	657	1.0
	(0.0)	(0.1)	(0.1)
Long-term debt, excluding current installments	27	94	459	0.2
	(0.0)	(0.0)	(0.1)
Stockholders’ equity	576,219	553,885	583,927	5,436.0
	(99.9)	(99.6)	(99.5)

Total capital	¥576,662	¥555,898	¥586,698	$5,440.2
	(100.0)	(100.0)	(100.0)

     TDK currently has no capital market debt outstanding. However, TDK maintains long-term corporate credit ratings of AA– and A1 from Standard & Poor’s and Moody’s, respectively. Furthermore, Standard & Poor’s gives TDK their highest short-term credit rating, A-1+ and TDK’s U.S. subsidiaries have been given the highest rating of P-1 by Moody’s.

     Total assets amounted to ¥770.3 billion ($7,267 million), up ¥23.0 billion from ¥747.3 billion at the previous fiscal year-end. As of March 31, 2004, cash and cash equivalents were ¥227.2 billion ($2,143 million), ¥56.6 billion higher than ¥170.6 billion a year ago. However, property, plant and equipment decreased ¥17.0 billion to ¥208.9 billion ($1,971 million) from ¥225.9 billion, and noncurrent deferred income taxes decreased ¥9.8 billion to ¥34.1 billion ($322 million) from ¥43.9 billion.

     Total liabilities increased ¥0.7 billion, from ¥190.1 billion to ¥190.8 billion ($1,800 million). Trade payables increased ¥2.9 billion, from ¥57.0 billion to ¥59.9 billion ($565 million), accrued expenses increased ¥5.3 billion from ¥28.1 billion to ¥33.4 billion ($316 million), and income taxes payables increased ¥3.6 billion, from ¥1.1 billion to ¥4.7 billion ($44 million). Retirement and severance benefits decreased ¥11.5 billion, from ¥85.0 billion to ¥73.5 billion ($694 million).

     Total stockholders’ equity increased ¥22.3 billion, from ¥553.9 billion to ¥576.2 billion ($5,436 million). Retained earnings rose ¥34.9 billion, from ¥525.9 billion to ¥560.8 billion ($5,290 million), while accumulated other comprehensive loss rose ¥11.6 billion, from ¥78.8 billion to ¥90.4 billion ($853 million).

     Total assets amounted to ¥747.3 billion at March 31, 2003, down ¥2.6 billion from ¥749.9 billion at the previous fiscal year-end. Among current assets, cash and cash equivalents increased ¥44.8 billion, from ¥125.8 billion to ¥170.6 billion, while net trade receivables decreased ¥2.8 billion, from ¥142.8 billion to ¥140.0 billion, and inventories were down ¥17.2 billion, from ¥91.1 billion to ¥73.9 billion. And property, plant and equipment decreased ¥39.7 billion, from ¥265.6 billion to ¥225.9 billion, as TDK reviewed capital expenditures.

     Total liabilities, meanwhile, increased ¥28.7 billion, from ¥161.4 billion to ¥190.1 billion. Accrued expenses decreased ¥7.6 billion, from ¥35.7 billion to ¥28.1 billion due to the payment during the year of retirement allowances to employees who applied for a special voluntary retirement package offered as part of structural reforms implemented in fiscal 2002. Trade payables increased ¥4.4 billion, from ¥52.6 billion to ¥57.0 billion, and retirement and severance benefits increased ¥35.0 billion, from ¥50.0 billion to ¥85.0 billion.

     Total stockholders’ equity declined by a total of ¥30.0 billion, from ¥583.9 billion to ¥553.9 billion. Accumulated other comprehensive loss rose ¥34.8 billion, from ¥44.0 billion to ¥78.8 billion, due to a ¥18.7 billion rise in foreign currency translation adjustments and ¥15.8 billion increase in minimum pension liability adjustments. Offsetting these increases to some extent was a ¥5.8 billion rise in retained earnings, from ¥520.1 billion to ¥525.9 billion.

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

     During the year ended March 31, 2003, TDK recorded a restructuring charge of ¥5.3 billion. As a result of the restructuring, a total of 1,302 regular employees were terminated through March 31, 2003. TDK and domestic subsidiaries released 237 employees in Japan and overseas subsidiaries released 1,065 employees mainly in the Americas and Europe. TDK recorded a workforce reduction charge of approximately ¥2.3 billion relating primarily to severances. TDK recorded a restructuring charge of ¥3.0 billion mainly relating to losses on the disposal of property, plant and equipment in Japan, in the Americas and in Europe.

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

     Through March 31, 2003, TDK had paid ¥5.1 billion of the ¥5.3 billion restructuring charges. TDK paid all of the remaining restructuring costs will be paid by the end of first quarter of fiscal 2004.

     For a discussion of financial instruments, see Note 14 “Risk Management Activities and Derivative Financial Instruments”, Note 15 “Fair Value of Financial Instruments” and Note 6 “Short-Term and Long-Term Debt” in Item 17 “Financial Statements”.

C. Research and development, patents and licenses, etc.

     R&D expenditures amounted to ¥34.5 billion ($325 million), 5.2 percent of net sales in fiscal 2004; ¥31.9 billion, 5.2 percent of net sales in fiscal 2003; and ¥38.6 billion, 6.8 percent of net sales in fiscal 2002.

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

     In the recording media and systems field, TDK is pushing ahead with research on next-generation DVD-related products, including Blu-ray discs, while in the electronic components field R&D themes include the development of tunnel-junction MR heads, research into next-generation magnetic recording technologies, improving high-frequency-related components for mobile communications applications, and improving wireless LAN-related products. In EMC-related areas, which draw on TDK’s materials technologies, TDK is working toward the commercialization of products designed for the increasingly higher frequencies used in electronic devices.

     R&D at TDK is conducted by the Materials R&D Center, Advanced Process Technology Center, Devices Development Center, HMS (Hybrid Material Solutions) Research Center, Production Engineering Development Center, Material Analysis Center, Application Center, Silicon System Development Dept., New Business Development Dept. and the R&D functions of each operating group. Each facility is developing new products and technologies in its area of responsibility. The Application Center devises the necessary application technologies with the aim of keeping TDK in step with market trends and customer needs. The Material R&D Center is responsible for research in magnetic and dielectric materials that use powder metallurgy. The Advanced Process Technology Center facilitates the use of cutting-edge process technologies. The Devices Development Center conducts research in next-generation recording and communications technologies as well as new devices. The HMS Research Center conducts research in hybrid multiplayer development technologies and related areas.

     In terms of overseas R&D activities, TDK is conducting R&D projects in collaboration with leading universities in the U.S. and U.K., and overseas R&D subsidiaries are making use of local technological resources. In China, where TDK is aiming to establish and develop an operating base capable of supporting growth, R&D activities are being carried out in the area of electronic components and materials. In addition, consolidated subsidiaries are pushing ahead with various R&D themes. TDK Semiconductor Corporation is developing semiconductors for LAN/WAN applications, and Headway Technologies, Inc. is developing next-generation HDD heads.

     Although TDK has a variety of patents in Japan and other countries, and licenses from other companies, it believes that termination of any one of its patents or licenses or related group of patents or licenses would not materially adversely affect its business. Total income from patents and licenses was ¥0.1 billion ($0.9 million) in fiscal 2004, ¥0.2 billion in fiscal 2003 and ¥0.3 billion in fiscal 2002. TDK paid ¥12.4 billion ($117 million) in fiscal 2004, ¥10.2 billion in fiscal 2003 and ¥6.1 billion in fiscal 2002 for patents and licenses, mainly royalties for the use of optical disk technologies. TDK does not believe that acquisition of new proprietary patents or other companies’ patents would have a material effect on operating results in the future.

D. Trend information

Economic environment

     TDK followed up last year’s improved performance with stellar results in fiscal 2004, which ended on March 31, 2004. Consolidated net sales rose 8.2 percent to ¥658,862 million on a strong showing from the electronic materials and components segment. Growing demand for components, fueled by expansion in the digital home appliances market and an uptick in PC and mobile phone demand, supported sales of electronic materials and electronic devices. Meanwhile, recording devices sales grew by more than 30 percent year on year, the result mainly of growth in the hard disk drive (HDD) market and TDK’s share of heads for this market. Operating income rose 2.5 times to ¥54,322 million on improved operating margins as rationalization initiatives yielded results. Net income jumped 3.5 times to ¥42,101 million, the result of ongoing reforms to the profit structure and other factors.

     TDK has achieved much over the past two years. The resolute execution of structural reforms has brought about a renewed spirit and ability to take up two challenges: generating profits under the presumption that our top line will not grow, and raising sales without placing reliance on market growth. The rebound in our results in fiscal 2004 is evidence of the success of our reforms.

     A closer look at our fiscal 2004 results, however, reveals a number of key issues. One is the degree to which we rely on HDD heads and capacitors for our earnings. Another is slow progress with structural reforms in the magnetic materials-related and recording media businesses, two of our stalwarts in the past. TDK also has work to do improving the profit structure in high-frequency components and semiconductors, businesses that will be crucial in the unfolding broadband era.

Looking forward

     Based on its founding spirit, “Contribute to culture and industry through creativity,” TDK has grown by exercising creativity and responding in an appropriate and speedy manner to various changes.

     The electronics industry, TDK’s field of operations, is finding renewed vigor and growth in the market for flat-panel TVs, DVD recorders and other digital home appliances, as well as the greater use of electronics in motor vehicles. There is a prevailing view that the popularity of digital home appliances will accelerate, driven by the start of terrestrial digital broadcasting in Japan and the Olympic Games in Athens, Greece, this summer. But digitalization is also fueling stiffer competition. In respect of digital home appliances, in particular, it would be fair to say that the electronics industry has been thrust into an era of full-blown competition as rapid advances are made in the standardization of key devices, while new products that fail to clearly set themselves apart are quickly engulfed by price competition and driven out of the market. Competing in this era increasingly hinges on one’s ability to be different and to differentiate one’s products from others.

     It is for this reason that TDK has designated the fiscal year ending March 31, 2005 as a period for focusing tightly on its core business. TDK will strengthen its core technologies (materials, process and evaluation simulation technologies) that will be key to future businesses, expanding sales of new products, responding to customer needs, and differentiating itself in the marketplace. In the electronics market, TDK is targeting three key fields, which it believes harbor prospects for growth: IT home electronics; high-speed, large-capacity networks; and car electronics. Developing new products that squarely match customer demands and creating a system for supplying them on a timely basis are important themes for TDK in these markets where rapid change is an underlying premise.

     Furthermore, as a responsible corporate citizen, TDK believes that it is important to incorporate public, ethical, environmental and other considerations in its management processes and dealings with society.

Critical accounting policies

     Critical accounting policies are those that require application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

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

     Impairment of long-lived assets

     TDK’s long-lived assets and certain identifiable intangibles are reviewed for impairment whether events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This review is performed using estimates of future cash flows on an undiscounted basis. If the carrying amount of the asset is considered to be impaired, impairment charge is recorded for the amount by which the carrying value of asset exceeds its fair value. Management believes that the estimates of future cash flows and fair values are reasonable, however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuation of those long-lived assets and significantly affect TDK’s financial position and results of operations. TDK makes investments with due prudence, taking sufficiently into consideration the future profitability of products and the recoverability of investments.

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

     None.

E. Off-Balance Sheet Arrangements

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

     TDK has various employee pension plans covering its employees. The unfunded amount as of March 31, 2004 was ¥90.1 billion ($850 million). The unfunded amount decreased by ¥14.0 billion as compared with last year due to the appreciation of plan assets. However, out of this amount, ¥73.5 billion ($694 million) was accrued on the consolidated balance sheets as of March 31, 2004. TDK contributes to the Employees’ Pension Fund (“EPF”) in conformity with governmental regulations which require an employer to contribute systematically in accordance with cost allocation methods and to contribute to special pension premiums in order to fund the unfunded portion over a maximum of 20 years if such unfunded portion exceeds the specified level prescribed in the regulations. Therefore, although there is no immediate substantial cash funding requirement, TDK’s cash funding requirement is affected by possible changes in interest rates, return on assets, and governmental regulations on a long-term basis.

     On September 25, 2003, TDK received governmental permission with regard to its application to be exempted from the obligation to pay benefits for future employee service related to the substitutional portion of an EPF plan. TDK expects to complete the transfer of the minimum funding requirement to the government in February 2005. While the transfer of this substitutional portion is not expected to have a material adverse effect on TDK’s consolidated financial statements, however, the final amount of the impact could be significantly different depending on any change in the amounts of pension obligation or plan assets to be transferred.

     Regarding loans, in principle, TDK’s policy is to use funds provided by the parent company to meet the financing requirements of group companies. However, certain of TDK’s overseas subsidiaries have their own credit facilities for borrowing funds.

     Regarding TDK’s capital expenditure plans, TDK’s policy is to rigorously select investments in the strategic fields of IT home electronic appliances, high-speed and large-capacity networks and car electronics. Capital expenditures will be funded using internally generated funds.

F. Tabular Disclosure of Contractual Obligations

     On March 31, 2004, commitments outstanding for the purchase of property, plant and equipment approximated ¥8.8 billion ($83 million). TDK has entered into several purchase agreements with certain suppliers whereby TDK has committed to purchase a minimum amount of raw materials to be used in the manufacture of its products. Future minimum purchases remaining under these agreements approximate ¥1.4 billion ($13 million) as at March 31, 2004. Contingent liabilities for guarantees of loans of TDK’s employees and affiliates amounted to approximately ¥6.6 billion ($62 million). TDK is planning capital expenditures of ¥55.0 billion in fiscal 2005, primarily for production facilities and rationalization measures. Actual capital expenditures could differ from this forecast as a result of factors such as shifts in technology, demand, prices, competition, economic environments and foreign exchange rates.

Contractual obligations on March 31, 2004 are summarized as follows:

	Payments Due by Period (Yen millions)
		Less than
	Total	1 year	1 to 5 years	After 5 years
Contractual obligations:
Long-term debt	128	101	27	—
Operating leases	10,909	3,347	6,333	1,229
Purchase commitment of raw materials	1,411	536	666	209
Purchase commitment of property, plant and equipment	8,846	8,846	—	—

Total	21,294	12,830	7,026	1,438

G. Safe Harbor

     This report contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK and its group companies that are not historical facts. These forward-looking statements are based on current forecasts, estimates, assumptions, plans, beliefs and evaluations in light of information available to management on the date of this report was prepared.

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

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

     Directors, Corporate Officers and Corporate Auditors of TDK as of June 29, 2004 and their respective business experience are listed below.

Directors

Name (Date of birth)	Position, responsibility and brief personal record
Hajime Sawabe (Jan. 9, 1942)	Representative Director, President and CEO — since June 1998 - 1996 Director of TDK

Jiro Iwasaki (Dec. 6, 1945)	Director, Senior Vice President — since June 2002 In charge of General Manager of Administration Group and Environment - 1996 Director of TDK

Shinji Yoko (Jan. 2, 1948)	Director, Senior Vice President — since June 2002 In charge of General Manager of Electronic Components Sales and Marketing Group - 1998 Director of TDK

Takeshi Nomura (Mar. 8, 1952)	Director, Senior Vice President — since June 2002 In charge of General Manager of Technology Group, General Manager of Intellectual Properties Center - 1998 Director of TDK

Mitsuaki Konno (Dec. 28, 1944)	Director — since June 2002 In charge of General Manager of Management Review and Support Department - 2001 General Manager of Management Review and Support Department

Yasuhiro Hagihara (Oct. 19, 1937)	Director* — since June 2002 - 1971 Admitted to the bar in Washington D.C., U.S.A. - 1979 Partner of Graham & James L.L.P. - 2000 Partner of Squire, Sanders & Dempsey L.L.P.

Takehiro Kamigama (Jan. 12, 1958)
Director, Executive Vice President — since June 2004
In charge of General Manager of Data Storage and Thin Film Technology Components Business Group
- 2002 Corporate Officer of TDK
- 2003 Corporate Officer, Senior Vice President of TDK

Corporate Officers

Name (Date of birth)	Position, responsibility and brief personal record
Kiyoshi Ito (May 28, 1944)
Corporate Officer, Executive Vice President — since June 2004
In charge of General Manager of Circuit Devices Business Group
- 2000 Director of TDK
- 2002 Corporate Officer, Senior Vice President of TDK

Hirokazu Nakanishi (Mar. 13, 1944)	Corporate Officer, Senior Vice President — since June 2004 In charge of General Manager of China Operations Group - 1996 Director of TDK - 2002 Director, Senior Vice President of TDK

Katsuhiro Fujino (Sep. 27, 1944)	Corporate Senior Officer — since June 2002 In charge of General Manager of Ferrite and Magnet Products Business Group - 2000 Director of TDK

Takeshi Ohwada (Jul. 18, 1944)	Corporate Senior Officer — since June 2002 In charge of General Manager of SCM Group - 1998 Director of TDK

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
Kenryo Namba (Jan. 6, 1947)
Corporate Officer — since June 2002
In charge of Deputy General Manager of Technology Group, General Manager of Devices Development Center, General Manager of Material Analysis Center
- 2001 General Manager of Corporate Research and Development Center

Takaya Ishigaki (Apr. 10, 1953)
Corporate Officer — since June 2003
In charge of Deputy General Manager of Circuit Devices Business Group and General Manager of Capacitors Group
- 2001 Deputy General Manager of Circuit Devices Business Group

Minoru Takahashi (Feb. 12, 1948)	Corporate Officer — since June 2003 In charge of General Manager of Sensors and Actuators Business Group - 2002 General Manager of Sensors and Actuators Business Division

Seiji Enami (Sep. 14, 1947)	Corporate Officer — since June 2004 In charge of General Manager of Finance and Accounting Department and CFO - 2001 General Manager of Finance and Accounting Department

Raymond Leung (Apr. 18, 1956)	Corporate Officer — since June 2004 In charge of Deputy General Manager of Data Storage and Thin Film Technology Components Business Group - 2000 President of SAE Magnetics (H.K.) Ltd.

Corporate Auditors

Name (Date of birth)	Position, responsibility and brief personal record
Masaaki Miyoshi (Sep. 3, 1947)	Corporate Auditor — since June 2003 - 2000 President of Korea TDK Co., Ltd.

Takuma Otsuka (Feb. 23, 1944)	Corporate Auditor — since June 2000 - 1998 Director of TDK

Kazutaka Kubota (Oct. 11, 1942)	Corporate Auditor* — since June 2003 - 2002 President of Asahigin Research Institute, Ltd. - 2002 Corporate Auditor of Saitama Railway Corporation

Kaoru Matsumoto (Dec. 8, 1947)	Corporate Auditor* — since June 2003 - 1976 Registration as a Certified Public Accountant - 1977 Establishment of Kaoru Matsumoto & Co.

Ryoichi Ohno (Nov. 3, 1958)
Corporate Auditor* — since June 2004
- 1988 Registration as a U.S. Certified Public Accountant
- 2001 Senior Vice President and Chief Financial Officer of The Gibraltar Life Insurance Co., Ltd.
- 2001 Finance Vice President of Prudential Financial Inc.

Note (*)

All of TDK’s Directors (except Yasuhiro Hagihara), Corporate Officers and Corporate Auditors (except Kazutaka Kubota, Kaoru Matsumoto and Ryoichi Ohno) have been engaged on a full-time basis.

     All Directors and Corporate Auditors are elected by the general meeting of shareholders. The term of office of Directors is one year. The current term of all Directors expires in June 2005. The term of office of Corporate Auditors is four years. The current terms for Mr. Miyoshi, Mr. Otsuka, Mr. Kubota and Mr. Matsumoto expire in June 2007, and current term for Mr. Ohno, the successor of Mr. Nakamoto, also expires in June 2007.

     There are no family relationships between any Director or Corporate Officer or Corporate Auditor and any other Director or Corporate Officer or Corporate Auditor of TDK.

B. Compensation

(1)	The aggregate direct remuneration, including bonuses but excluding retirement allowances, paid by TDK during the years ended March 31, 2004 and 2003 to all Directors and Corporate Auditors of TDK who served during each of those years was approximately ¥326 million ($3.1 million) and ¥246 million, respectively. TDK does not disclose personal remuneration by each Directors and Corporate Auditors because such disclosure is not required by practice under the Japanese regulations.

(2)	In accordance with customary Japanese business practice, when a Director or Corporate Auditor retires, a proposal to pay a lump sum retirement allowance is submitted to the general meeting of shareholders for approval. After shareholder approval is obtained, the amount of the retirement allowance for a Director or Corporate Auditor is determined in the case of the Director by the Board of Directors, and in the case of the Corporate Auditor by the Corporate Auditors, and generally reflects his/her prior positions, the length of his/her service as a Director or Corporate Auditor and his/her contribution to TDK’s performance. The aggregate amount set aside as lump sum retirement allowance by TDK during fiscal 2004 and fiscal 2003 for Directors and Corporate Auditors of TDK totaled approximately ¥13 million ($123 thousand) and ¥43 million, respectively. In addition, with introduction of a Corporate Officer system (See Item 6.C. “Board practices”), the remuneration system at large was looked over again and a lump sum retirement allowance for Directors was abolished. As decided by the Directors in office at the meeting of shareholders held on June 27, 2002, the conventional retirement reserve fund will be frozen, and all payments from the fund will require the consent of a general meeting of shareholders, which vote shall take place at the time of the Director’s retirement.

     TDK has a stock option plan for Directors and all other employees. See Item 6.E. “Share ownership”.

C. Board practices

     TDK’s Articles of Incorporation provide for a Board of Directors of not more than ten members. Directors are elected at the general meeting of shareholders for a term of office of one year and may serve any number of consecutive terms. The Board of Directors has the ultimate responsibility for the administration of the affairs of TDK.

     The Board of Directors may appoint from among the Directors referred to above one or more Representative Directors. Each of the Representative Directors has the authority to represent TDK generally in the conduct of its affairs.

     TDK introduced a Corporate Officer system in June 2002 to improve management efficiency and expedite decision-making. Corporate Officers are basically elected at the meeting of the Board of Directors held immediately after the ordinary general meeting of shareholders, for a term of one year, but may serve any number of terms upon appointment of the Board of Directors each time following the expiration of the term. With respect to the expiration of the term of office of the respective Corporate Officers, see Item 6.B. “Compensation”. The Board of Directors may elect from among Corporate Officers one or more Executive Vice Presidents, Senior Vice Presidents and Corporate Senior Officers. Each of the Corporate Officers has the authority individually to operate businesses of which he/she is in charge, under the control of the Board of Directors.

     The Corporate Auditors of TDK, who are elected at the general meeting of shareholders and whose number must not exceed five, are not required to be certified public accountants. One or more Standing Corporate Auditors is required to be elected from among the Corporate Auditors. Each Corporate Auditor has the statutory duty to examine the financial statements and business reports to be submitted by the Board of Directors to the general meeting of shareholders and also to supervise the administration by the Directors but is not entitled to vote. TDK established a Board of Corporate Auditors (at least one of which must be from outside TDK) and the term of the Corporate Auditors is four years.

     In addition to the Corporate Auditors, TDK is required to appoint independent certified public accountants. The primary duty of certified public accountants is to examine the financial statements proposed to be submitted by the Board of Directors to the general meetings of shareholders, and to report their opinion thereon to the Board of Corporate Auditors as well as to the Board of Directors.

     All Directors and Corporate Auditors are elected by the general meeting of shareholders. The term of office of Directors is one year. The current term of all Directors expires in June 2005. The term of office of Corporate Auditors is four years. The current terms for Mr. Miyoshi, Mr. Otsuka, Mr. Kubota and Mr. Matsumoto expire in June 2007, and current term for Mr. Ohno, the successor of Mr. Nakamoto, also expires in June 2007.

     No Directors have service contracts with TDK providing for benefits upon termination of service as a Director.

     TDK has neither audit committee nor remuneration committee. See “Significant differences in corporate governance practices between TDK and U.S. listed companies on the New York Stock Exchange”, “5. Compensation Committee” and “6. Audit Committee.” The names of Directors and Corporate Auditors are given under Item 6A.

     There are no family relationships between any Director or Corporate Officer or Corporate Auditor and any other Director or Corporate Officer or Corporate Auditor of TDK.

Significant differences in corporate governance practices between TDK and U.S. listed companies on the New York Stock Exchange

1. Directors’ Independence

     Under the Commercial Code of Japan (the “Code”), TDK is a “Company with Corporate Auditors,” meaning a company which has corporate auditors (kansayaku). The Law for Special Provisions for the Commercial Code Concerning Audits, etc., of Kabushiki-Kaisha (stock corporation) (the “Special Audit Law”) allows a “Large Company” (a company with stated capital of 500,000,000 yen or more or with a total amount of 20,000,000,000 yen or more stated in the liability section of its latest balance sheet) and a “Deemed Large Company” (a company with stated capital exceeding 100,000,000 yen with provision in its Article of Incorporation that it is subject to the special provisions provided in Section 2 of the Special Audit Law) to choose to be a “Company with Committees,” meaning a company which has a nominating committee, audit committee, compensation committee and one or more executive officers, without having corporate auditors. Although TDK is a Large Company, TDK has not chosen to be a Company with Committees.

      While the Code requires companies to have a minimum of three directors, the Code does not demand that companies have outside director(s) if a company is a Company with Corporate Auditors within the meaning of the Code. The Code defines “outside director” as “a non-managing director who was not a director, executive officer or any other employee who managed the corporate affairs of the company or any of its subsidiaries at any time in the past and who is not currently a director or executive officer who manages the corporate affairs of any subsidiary, nor a manager or any other type of employee of the company or any of its subsidiaries.”

     The Special Audit Law requires Large Companies to have three or more corporate auditors and provides that at least one (effective as of May 1, 2005, at least half or more) of such corporate auditors must be outside corporate auditors. The Special Audit Law defines “outside corporate auditor” as “a corporate auditor who has not been a director, executive officer, manager or other employee of such Large Company or any of its subsidiaries for five years preceding his/her assumption of office as corporate auditor” (effective as of May 1, 2005, “a corporate auditor who has not been a director, executive officer, manager or other employee of such Large Company or any of its subsidiaries at any time before his/her assumption of office as corporate auditor”).

     TDK is fully in compliance with the Code and Special Audit Law. TDK has seven directors and one of them is an outside director. TDK also has five corporate auditors and three of them are outside corporate auditors.

2. Definition of “Independent Director”

     As mentioned above, TDK is not required to have outside directors by law, however, TDK voluntarily elected one outside director.

     The meaning of “outside director” under the Code is not exactly the same as the meaning of “independent director” provided in the New York Stock Exchange Corporate Governance Rules (the “Rules”). The Code provides that an “outside director” is “a non-managing director who was not a director, executive officer or any other employee who managed the corporate affairs of the company or any of its subsidiaries at any time in the past and who is not currently a director or executive officer who manages the corporate affairs of any subsidiary, nor a manager or any other type of employee of the company or any of its subsidiaries.” Mr. Yasuhiro Hagihara is an outside director within the meaning of the Code.

     TDK, a Large Company within the meaning of the Special Audit Law, is required to have at least three corporate auditors and at least one (effective as of May 1, 2005, at least a half or more) of such corporate auditors must be outside auditors.

     The meaning of “outside” corporate auditors under the Special Audit Law is not exactly the same as the meaning of “independence” provided in the Rules with respect to directors. The Special Audit Law provides that an “outside corporate auditor” is “a corporate auditor who has not been a director, executive officer, manager or other employee of such Large Company or any of its subsidiaries for five years preceding his/her assumption of office as corporate auditor” (effective as of May 1, 2005, “a corporate auditor who has not been a director, executive officer, manager or other employee of such Large Company or any of its subsidiaries at any time before their assumption of office as corporate auditor”).

     Of the five TDK corporate auditors, three of them — Mr. Osamu Nakamoto, Mr. Kazutaka Kubota and Mr. Kaoru Matsumoto — are outside corporate auditors within the meaning of the Special Audit Law. Mr. Nakamoto officially retired at the regular shareholders’ meeting on June 29, 2004. Mr. Ryoichi Ohno has been elected as successor of Mr. Nakamoto, and Mr. Ohno is also an outside corporate auditor within the meaning of the Special Audit Law.

3. Regularly Scheduled Sessions without Management

     Japanese law does not require TDK to hold regular meetings without management as mentioned in the Rules. As TDK is a Company with Corporate Auditors, each of its corporate auditors and the board of directors monitor the management, and such monitoring by the corporate auditors and the board of directors functions as TDK’s management-check system.

4. Nominating/Corporate Governance Committee

     Under Japanese law, TDK, as a Company with Corporate Auditors, is not required to establish a nominating committee. Thus, TDK currently does not have a nominating committee.

     The directors and corporate auditors of TDK must be appointed at a shareholders’ meeting in accordance with the Code. The Special Audit Law requires directors of a Large Company to obtain the consent of the board of corporate auditors if the directors desire to submit to a shareholders’ meeting a proposal concerning the appointment of a corporate auditor. Also, the board of corporate auditors may, by resolution, demand that the directors include the appointment of a corporate auditor in the agenda of a shareholders’ meeting or that the directors submit a proposal concerning the appointment of a corporate auditor who is recommended by the board of corporate auditors.

5. Compensation Committee

     Japanese law does not require TDK, a Company with Corporate Auditors, to set up a compensation committee. TDK has, however, voluntarily established a compensation advisory committee (the “CAC”). The CAC is responsible for (i) investigating compensation levels for directors and executive officers, (ii) reviewing compensation systems, performance evaluation standards and the method of calculating compensation, and (iii) making proposals for compensation level for certain individuals. The CAC is authorized to make and submit proposals to the board of directors.

     The CAC has three members: one outside director, one non-outside director and an outside expert on compensation.

     In the case of TDK, a Company with Corporate Auditors, the Code requires the following matters with respect to the amount of compensation for the directors to be determined by the resolution of a shareholders’ meeting unless specifically provided in the Articles of Incorporation:

(1)	With respect to any item of compensation in a definitive amount, such amount;

(2)	With respect to any item of compensation not in a definitive amount, a concrete method for the calculation thereof;

(3)	With respect to non-monetary items as compensation, the specific contents thereof.

6. Audit Committee

     Japanese law does not require TDK, a Company with Corporate Auditors, to set up an audit committee, and TDK therefore has not established an audit committee. TDK, however, has the board of corporate auditors established pursuant to the Code and Special Audit Law (consisting of five corporate auditors including three outside corporate auditors), which exempts TDK from Rule 10A-3 of the Exchange Act requiring companies to have an audit committee. This exemption is specifically provided by Rule 10A-3(c)(3) of the Exchange Act and this rule applies to TDK because TDK meets all the elements enumerated in the Rule:

(i)	TDK has a board of corporate auditors (kansayaku-kai) established and selected pursuant to the Code and the Special Audit Law expressly permitting such a board;

(ii)	The Code prohibits a corporate auditor from concurrently serving as a director of the company and thus the Code requires the board of corporate auditors to be separate from the board of directors;

(iii)	The corporate auditors are elected by the shareholders at a shareholders’ meeting under the Code and not by the management of TDK. The Code prohibits a corporate auditor from concurrently serving as a manager or other employee of the company, and therefore no executive officer of TDK is therefore a member of the board of corporate auditors;

(iv)	The Code prohibits a corporate auditor from serving as a director, manager or other employee of the company or any of its subsidiaries, or as an executive officer of any subsidiary of the company. The Special Audit Law prohibits a corporate auditor of a Large Company from concurrently serving as a director, executive officer, manager or other employee of any of its consolidated subsidiaries. The Special Audit Law requires a Large Company to have three or more corporate auditors, at least one (effective as of May 1, 2005, at least half or more) of whom must be a person who has not been a director, executive officer, manager or other employee of such Large Company or any of its subsidiaries for five years preceding his/her assumption of office as corporate auditor (effective as of May 1, 2005, at any time before their assumption of office as corporate auditor). As such, the Code and the Special Audit Law provide for the standards for independence of the board of corporate auditors from the management of TDK;

(v)	The Special Audit Law provides that an accounting auditor (kaikei kansanin) must be appointed at a shareholders’ meeting; however, it also provides that, in order to submit a proposal concerning an appointment of an accounting auditor to a shareholders’ meeting, the directors must obtain the consent of the board of corporate auditors and that the board of corporate auditors may, by resolution, demand that the directors include the appointment of an accounting auditor in the agenda of a shareholders’ meeting or demand that the directors submit a proposal concerning the appointment of certain accounting auditor who is recommended by the board of corporate auditors. The Special Audit Law provides that the board of corporate auditors may, by resolution, dismiss an accounting auditor for causes enumerated in the Special Audit Law such as breach of his or her duties. The Special Audit Law also provides that in order to submit a proposal concerning a dismissal of an accounting auditor to a shareholders’ meeting, the directors must obtain the consent of the board of corporate auditors and that the board of corporate auditors may, by resolution, demand that the directors include the dismissal of a certain accounting auditor in the agenda of a shareholders’ meeting. The board of corporate auditors may audit in their own right if it believes that the manner or result of an audit by the accounting auditors is not reasonable. To this end, a corporate auditor may, if necessary for the performance of his/her duties, request the accounting auditors to provide a report on their duties. Further, it is also provided that the accounting auditors must submit an audit report directly to the board of corporate auditors and the corporate auditors may demand the accounting auditors to provide an explanation with respect to their audit report. As such, in accordance with the Special Audit Law, the board of corporate auditors of TDK is responsible, to the extent permitted by law, for the appointment, retention and supervision of the work of a registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for TDK; and

(vi)	Under Japanese law, the establishment of the procedures for the receipt, retention, and treatment of complaints and the confidential, anonymous submission by employees is a responsibility of the board of directors, not the corporate auditors or the board of corporate auditors, and thus, the board of directors of TDK has established such procedures. Each corporate auditor of TDK may, however, investigate the status of such procedures at any time and states his/her opinion at a meeting of the board of directors if he considers it necessary. Each corporate auditor of TDK has the authority to engage independent counsels and other advisers if such engagement is necessary to carry out his/her duties. Each corporate auditor may require TDK to pay any and all expenses necessary for carrying out of his/her duties, including compensation of any advisers employed by him/her and ordinary administrative expenses.

     As discussed above, TDK has established a board of corporate auditors pursuant to the Code and Special Audit Law (consisting of five corporate auditors including three outside corporate auditors), and therefore does not have an audit committee.

7. Corporate Governance Guidelines

     Japanese law does not require TDK to either adopt or disclose corporate governance guidelines, and thus TDK has not established such guidelines.

8. Code of Business Conduct and Ethics

     Although Japanese law does not require TDK to adopt or disclose a code of business conduct and ethics, TDK has voluntarily adopted and disclosed one.

9. Significant Differences in Corporate Governance Practices between TDK and U.S. Companies under NYSE Listing Standards

     This “TDK corporate governance practice” satisfies the disclosure requirement.

D. Employees

     The following table lists the number of TDK full-time employees as of March 31, 2004, 2003 and 2002.

As of March 31, 2004	Japan	Overseas	Total
Electronic materials and components	7,147	25,204	32,351
Recording media and systems	1,173	1,734	2,907
Corporate	1,524	22	1,546

Total	9,844	26,960	36,804

As of March 31, 2003	Japan	Overseas	Total
Electronic materials and components	7,341	19,781	27,122
Recording media and systems	1,212	1,867	3,079
Corporate	1,477	27	1,504

Total	10,030	21,675	31,705

As of March 31, 2002	Japan	Overseas	Total
Electronic materials and components	8,298	18,794	27,092
Recording media and systems	1,362	2,197	3,559
Corporate	1,568	30	1,598

Total	11,228	21,021	32,249

     TDK considers its employee relations to be excellent; there have been no significant strikes or labor disputes.

     All full-time employees in Japan, except management and certain other personnel, must become union members. Approximately 81 percent of full-time employees of TDK are members of the TDK Labor Union, which is affiliated with ZENKIN RENGO. About 50 percent of the full-time employees of TDK and its domestic subsidiaries are members of unions affiliated with ZENKIN RENGO.

     As is customary in Japan, TDK negotiates with the TDK Labor Union for annual wage increases, and twice a year for bonuses. TDK also renews the terms and conditions of labor contracts, other than those relating to wage and bonuses, every year.

E. Share ownership

     The following table lists the number of shares owned by the Directors, Corporate Officers and Corporate Auditors of TDK as of June 29, 2004. The total number is 25,500 as shown below, and this number constituted 0.02% of all outstanding shares.

Name	Position	Number of shares
Hajime Sawabe	Representative Director, President and CEO	7,000
Jiro Iwasaki	Director, Senior Vice President	2,000
Shinji Yoko	Director, Senior Vice President	1,000
Takeshi Nomura	Director, Senior Vice President	1,000
Mitsuaki Konno	Director, Corporate Officer	2,000
Yasuhiro Hagihara	Director (outside)	0
Takehiro Kamigama	Director, Executive Vice President	0

Kiyoshi Ito	Corporate Officer, Executive Vice President	1,000
Hirokazu Nakanishi	Corporate Officer, Senior Vice President	1,000
Katsuhiro Fujino	Corporate Senior Officer	1,100
Takeshi Ohwada	Corporate Senior Officer	1,000
Kunihiro Fukushima	Corporate Officer	1,100
Yukio Hirokawa	Corporate Officer	1,300
Masatoshi Shikanai	Corporate Officer	300
Yukio Harada	Corporate Officer	500
Michinori Katayama	Corporate Officer	500
Kenryo Namba	Corporate Officer	2,000
Takaya Ishigaki	Corporate Officer	500
Minoru Takahashi	Corporate Officer	200
Seiji Enami	Corporate Officer and CFO	0
Raymond Leung	Corporate Officer	0

Masaaki Miyoshi	Full-time Corporate Auditor	1,000
Takuma Otsuka	Full-time Corporate Auditor	1,000
Kazutaka Kubota	Corporate Auditor (outside)	0
Kaoru Matsumoto	Corporate Auditor (outside)	0
Ryoichi Ohno	Corporate Auditor (outside)	0

Total		25,500

Stock option plans

     TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 29, 2004 regarding the issuance of stock acquisition rights as stock options (the Stock Acquisition Rights) to Board members, Corporate Officers and select senior executives, pursuant to Articles 280-20 and 280-21 of the Japanese Commercial Code. Upon approval, the Board of Directors adopted resolutions to issue at no charge an aggregate of 2,343 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of TDK, to the 187 Directors, Corporate Officers and select senior executives of TDK, and the Directors and select senior executives of affiliates. The Stock Acquisition Rights are exercisable during the period from August 1, 2006 to July 31, 2010. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥8,147 per share of common stock, which was calculated by a formula approved by shareholders at the said annual shareholders meeting and is subject to an adjustment in certain events, including but not limited to a stock split, stock dividend and issue of new shares at a price less than the current market price of the shares of TDK. The exercise price of each Stock Acquisition Right was equal to or greater than the fair market value of TDK’s common stock on the date of grant.

     TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 27, 2003 regarding the issuance of the Stock Acquisition Rights to Board members, Corporate Officers and select senior executives, pursuant to Articles 280-20 and 280-21 of the Japanese Commercial Code. Upon approval, the Board of Directors adopted resolutions to issue at no charge an aggregate of 2,547 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of TDK, to the then 179 Directors, Corporate Officers and select senior executives of TDK, and the Directors and select senior executives of affiliates. The Stock Acquisition Rights issued on August 7, 2003 are exercisable during the period from August 1, 2005 to July 31, 2009. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥6,954 per share of common stock, which was calculated by a formula approved by shareholders at the said annual shareholders meeting and is subject to an adjustment in certain events, including but not limited to a stock split, stock dividend and issue of new shares at a price less than the current market price of the shares of TDK. The exercise price of each Stock Acquisition Right was equal to or greater than the fair market value of TDK’s common stock on the date of grant. To cover these options TDK purchased on the Tokyo Stock Exchange a total of 260,000 common shares with an aggregate purchase price of ¥1,847 million from August 8, 2003 through August 18, 2003.

     TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 27, 2002 regarding the issuance of the Stock Acquisition Rights to Board members, Corporate Officers and select senior executives, pursuant to Articles 280-20 and 280-21 of the Japanese Commercial Code, as amended. Upon approval, the Board of Directors adopted resolutions to issue at no charge an aggregate of 2,236 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of TDK, to the then 197 Directors, Corporate Officers and select senior executives of TDK, and the Directors and select senior executives of affiliates. The Stock Acquisition Rights issued on August 9, 2002 are exercisable during the period from August 1, 2004 to July 31, 2008. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥5,909 per share of common stock, which was calculated by a formula approved by shareholders at the said annual shareholders meeting and is subject to an adjustment in certain events, including but not limited to a stock split, stock dividend and issue of new shares at a price less than the current market price of the shares of TDK. The exercise price of each Stock Acquisition Right was equal to or greater than the fair market value of TDK’s common stock on the date of grant. To cover these options TDK purchased on the Tokyo Stock Exchange a total of 223,600 common shares with an aggregate purchase price of ¥1,209 million from August 12, 2002 through August 19, 2002.

     The Ordinary General Meeting of Shareholders held on June 28, 2001 approved to implement TDK’s stock option plan for Directors and certain employees of TDK, and to purchase TDK’s own shares for transfer to them under the plan, pursuant to Article 210-2 of the Japanese Commercial Code. Stock options (rights to purchase common shares) were provided to the then 12 Directors on the Board and 184 associate directors and officials in amounts ranging from 500 to 10,000 common shares each, exercisable from August 1, 2003 to April 30, 2007, at an exercise price of ¥6,114 per share, which was calculated by a formula approved by shareholders at the said annual shareholders meeting and is subject to an adjustment in certain events, including but not limited to a stock split, stock dividend and issue of new shares at price less than the current market price of the shares of TDK. The exercise price of each Stock Acquisition Right was equal to or greater than the fair market value of TDK’s common stock on the date of grant. To cover these options TDK purchased on the Tokyo Stock Exchange a total of 158,000 common shares with an aggregate purchase price of ¥917 million from July 2, 2001 through July 23, 2001.

     The Ordinary General Meeting of Shareholders held on June 29, 2000 approved to implement of TDK’s stock option plan for Directors and certain employees of TDK, and the purchase of TDK’s own shares for transfer to them under the plan, pursuant to Article 210-2 of the Japanese Commercial Code. Stock options (rights to purchase common shares) were provided to the then 13 Directors on the Board and 191 associate directors and officials in amounts ranging from 500 to 10,000 common shares each, exercisable from August 1, 2002 to April 30, 2006, at an exercise price of ¥15,640 per share, which was calculated by a formula approved by shareholders at the said annual shareholders meeting and is subject to an adjustment in certain events, including but not limited to a stock split, stock dividend and issue of new shares at price less than the current market price of the shares of TDK. The exercise price of each Stock Acquisition Right was equal to or greater than the fair market value of TDK’s common stock on the date of grant. To cover these options TDK purchased on the Tokyo Stock Exchange a total of 170,400 common shares with an aggregate purchase price of ¥2,665 million from July 3, 2000 through August 2, 2000.

Employees Shareholding Association

     As of March 31, 2004, the number of members of the TDK Employees Shareholding Association totaled 1,717. The Employees Shareholding Association accepts new memberships in March and September of every year. Members are entitled to purchase shares of TDK, the maximum amount being ¥50,000 a month. In addition, members have received a monthly subsidy equivalent to 5% of the purchase price of shares. The subsidy amounted to ¥20 million ($189 thousand) for fiscal 2004. The total amount of TDK shares having voting rights owned by the TDK Employees Shareholding Association was as follows:

Title of class	Identity of person or group	Amount owned	Percent of class
Common stock	TDK Employees Shareholding Association	495,772 shares	0.37%

Item 7. Major Shareholders and Related Party Transaction

A. Major shareholders

     The table below lists the number of TDK shares held by holders of 5% or more of TDK shares and their percentage ownership as of March 31, 2004:

	Shares owned
Name of major shareholder	(in thousands)	Percentage
The Master Trust Bank of Japan, Ltd. (Trust account)	13,962	10.55%
Japan Trustee Services Bank, Ltd. (Trust account)	13,147	9.93%

     Major shareholders do not have voting rights different from other shareholders, subject to the limitation on exercise as set forth in “Item 10. B. Memorandum and Articles of Association — Common Stock — Voting rights.”

     At March 31, 2004, there were 4,814,085 registered ADRs outstanding and 343 registered holders, of which 4,813,585 ADRs were held by 196 registered U.S. holders.

     The Depositary of ADRs of TDK is Citibank N.A. of New York.

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

Dividend policy

     TDK considers the return of profits to shareholders one of the important matters of management, and will distribute profits with comprehensive reference to the level of return on equity (ROE), dividends on equity (DOE) and trends hereafter in the business results. At the ordinary general meeting of shareholders held on June 29, 2004, a year-end cash dividend per share was approved at the rate of 30.0 yen. TDK had already paid an interim dividend of 25.0 yen per share to each shareholder; accordingly the annual cash dividend per share was 55.0 yen.

B. Significant changes

     No significant change has occurred since the date of the annual consolidated financial statements.

Item 9. The Offer and Listing

A. Offer and listing details

     The primary market for TDK’s shares of common stock (Common Stock) is the Tokyo Stock Exchange (the “TSE”). The shares are traded on the First Section of that exchange and are also listed on the Osaka Securities Exchange in Japan. In addition, TDK’s shares are listed on the New York Stock Exchange in the form of American Depositary Receipts (“ADRs”), on the Euronext Brussels Stock Exchanges in the form of Bearer Depositary Receipts, and on the London Stock Exchange in the form of shares of TDK.

     The following table sets forth for the periods indicated the reported high and low sales prices of TDK’s shares of common stock on the TSE (both in yen and translated into U.S. dollars per American Depositary Share) and the reported high and low bid prices for American Depositary Shares of which each represents one share of common stock, as reported by the New York Stock Exchange.

			Translated into
			U.S. dollars per		U.S. market
	Yen per share of		American		price per American
Calendar year	Common stock (1)		Depositary Share (2)		Depositary Share (3)
	High	Low	High	Low	High	Low
1999 Year	15,010	8,160	145.16	68.11	143.00	67.00
2000 Year	17,200	9,400	159.63	85.53	157.50	89.13
2001 Year	11,510	4,800	98.12	39.74	103.00	40.75
2002 1st Quarter	7,810	5,320	60.68	39.67	59.00	40.00
2nd Quarter	7,380	5,340	56.23	43.70	57.00	44.90
3rd Quarter	5,970	4,700	49.56	38.03	49.65	38.25
4th Quarter	5,500	4,060	44.25	32.66	44.25	32.95
2003 1st Quarter	5,310	4,300	43.61	35.92	44.36	37.70
2nd Quarter	6,020	3,810	50.00	31.46	49.80	32.40
3rd Quarter	7,890	5,860	66.98	48.63	67.75	51.29
4th Quarter	7,800	6,470	70.14	58.66	72.20	60.40
2004 1st Quarter	8,350	7,020	77.07	65.67	77.86	66.01
2nd Quarter	8,630	7,130	77.58	65.02	80.10	64.50

Period

2004 January	8,350	7,400	77.07	69.06	77.86	71.15
February	7,690	7,020	72.08	65.67	72.30	66.01
March	8,230	7,450	72.76	66.57	76.70	67.20
April	8,020	7,130	75.21	65.02	77.00	65.30
May	8,070	7,320	72.57	63.65	73.00	64.50
June	8,630	7,630	77.58	68.77	80.10	69.80

Notes:

(1)	As reported by the Tokyo Stock Exchange.

(2)	Translated at the spot selling rate for dollars prevailing in Tokyo on the date when each such high or low price was reported.

(3)	As reported by the New York Stock Exchange.

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

     As of March 31, 2004, 133,189,659 shares of Common Stock without having any par value were issued, including 780,207 shares of treasury stock.

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

     The Commercial Code provides that a company may not make any distribution of profit by way of dividends or interim dividends for any fiscal period unless it has set aside in its legal reserve an amount equal to at least one-tenth of the amount paid by way of appropriation of retained earnings for such fiscal period or of the amount of such interim dividends until the aggregate amount of additional paid-in capital and legal reserve equals to one-quarter of its stated capital. Under the Commercial Code, TDK is permitted to distribute profits by way of year-end or interim dividends out of the excess of its net assets over the aggregate of:

(i)	its stated capital;

(ii)	its additional paid-in capital;

(iii)	its accumulated legal reserve;

(iv)	the legal reserve to be set aside in respect of the fiscal period concerned;

(v)	such other amounts as are set out in the ordinance of the Ministry of Justice.

     In the case of interim dividends, TDK may distribute the amount out of the excess of its net assets as appearing on its non-consolidated balance sheet at the last fiscal year end, over the aggregate of the amounts stated in (i) to (iv) above and:

(a)	any subsequent payment made by appropriation of retained earnings and transfer to legal reserve following the appropriation;

(b)	any subsequent transfer of retained earnings to stated capital;

(c)	if a resolution of the ordinary general shareholders’ meeting for the last fiscal year authorized TDK to acquire its own share, the total purchase price of those shares so authorized (see “Acquisition of TDK’s Own Shares”);

(d)	if TDK’s Board of Directors resolved the acquisition of its own shares in accordance with its Articles of Incorporation, the total amount of the purchase price resolved by such Board of Directors (see “Acquisition of TDK’s Own Shares”); and

(e)	such other amounts as are set out in the ordinance of the Ministry of Justice.

     Furthermore, if TDK reduces the amount of its stated capital, additional paid-in capital or legal reserve after the end of the latest fiscal year, the amount so reduced, less the amount paid to shareholders upon such reduction and certain other amounts, as well as such other amounts as are set out in the ordinance of the Ministry of Justice will be added to the distributable amount as interim dividends as described above.

     TDK may not pay any interim dividends where there is a risk that the amount of TDK’s net assets appearing on the non-consolidated balance sheet at the end of the current fiscal year does not exceed the aggregate of the amounts referred to in (i) through (v) above.

     In Japan, the ex-dividend date and record date for dividends precede the date of determination of the amount of the dividend. The price of shares generally goes ex-dividend on the third business day prior to the record date.

     Stock splits

     Under the Commercial Code, the Board of Directors of TDK may at any time make stock splits by its resolution. Generally, upon stock splits, shareholders will not be required to exchange share certificates held by them for new share certificated. In respect of deposited shares with JASDEC, new shares resulting from the stock split will automatically be deposited with JASDEC, and shareholders who directly possess share certificates will receive additional certificates representing the additional share resulting from the stock split. Before a stock split, TDK must give public notice of the stock split, specifying the record date for the stock split, not less than two weeks prior to the record date. In addition, promptly after the stock split takes effete, TDK must send notice to each shareholder specifying the number of entitled shares.

     Under the Commercial Code, the Board of Directors of TDK may increase the authorized share capital up to the number reflecting the rate of stock splits and amend the Articles of Incorporation of TDK without the approval of a shareholders’ meeting.

     General meeting of shareholders

     The ordinary general meeting of shareholders of TDK for each fiscal year is normally held in June in each year in Chuo-ku, Tokyo, Japan (address of principal executive office) or any adjacent place thereto or in Ichikawa-shi, Chiba, Japan. In addition, TDK may hold an extraordinary general meeting of shareholders whenever necessary by giving notice of convocation thereof at least two weeks prior to the date set for the meeting.

     Notice of convocation of a shareholders’ meeting setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. Under the Commercial Code, such notice may be given to shareholders by electronic means, subject to the consent by the relevant shareholders. The record date for an ordinary general meeting of shareholders is March 31 of each year.

     Any shareholder or group of shareholders holding at least 3 percent of the total number of voting rights for a period of six months or more may require the convocation of a general meeting of shareholders for a particular purpose. Unless such shareholders’ meeting is convened promptly or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such shareholders’ meeting.

     Any shareholder or group of shareholders holding at least 300 voting rights or 1 percent of the total number of voting rights for a period of six months or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least eight weeks prior to the date set for such meeting.

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

     The Commercial Code provides that in order to amend the Articles of Incorporation and in certain other instances, including a reduction of stated capital, the removal of a Director or Corporate Auditor, dissolution, merger or consolidation with a certain exception under which shareholders’ resolution is not required, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation with a certain exception under which shareholders resolution is not required, share exchange or share transfer for the purpose of establishing 100 % parent-subsidiary relationships with a certain exception under which shareholders resolution is not required, splitting of the corporation into two or more corporations with a certain exception under which shareholders resolution is not required, or any offering of new shares at a “specially favorable” price (or any offering of stock acquisition rights to subscribe for or acquire shares of capital stock (“stock acquisition rights”) or bonds with stock acquisition rights at a “specially favorable” exercise conditions) to any persons other than shareholders, the quorum shall be one-third of the total voting rights of all the shareholders and the approval by at least two-thirds of the voting rights of all the shareholders represented at the meeting is required (the “special shareholders resolutions”).

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

     Subject to certain requirements, TDK may issue stock acquisition rights by a resolution of the Board of Directors. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, TDK will be obliged to issue the relevant number of new shares or alternatively to transfer the necessary number of existing shares held by it (treasury stock).

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

     Acquisition of TDK’s Own Shares

     TDK may acquire its own shares (i) by way of purchase on any Japanese stock exchange on which its shares are listed or by way of tender offer (pursuant to a resolution of the Board of Directors because the Articles of Incorporation of TDK were amended so as to allow TDK to purchase its own shares in accordance with the revised Commercial Code), (ii) from a specific shareholder other than its subsidiary (pursuant to a special resolution of an ordinary general meeting of shareholders), or (iii) from its subsidiary (pursuant to resolution of the Board of Directors). In the case of (ii) above, any other shareholder may make a request directly to a representative director in writing, five days prior to the relevant shareholder’s meeting, to include such other shareholder as the seller of shares in the proposed purchase.

     Any such acquisition of TDK’s shares must satisfy certain requirements, including that the total amount of the purchase price may not exceed the amount of the retained earnings available for annual dividend payments after taking into account any reduction of the stated capital, additional paid-in capital or legal reserve (if such reduction is authorized by a resolution of the relevant general meeting of shareholders) less the sum of the amount to be paid by way of appropriation of retained earnings and the amount of retained earnings to be transferred to the stated capital in respect of the relevant fiscal year pursuant to a resolution of such general meeting of shareholders. In the case of purchase of TDK’s own shares by it pursuant to resolution of the Board of Directors mentioned in (i) or (iii) above, however, the total amount of the purchase price of such shares may not exceed the amount distributable as interim dividends, as described in “Dividends” above, less the amount of the interim dividends actually paid. However, if it is anticipated that the net assets, as stated on its non-consolidated balance sheet at the end of the fiscal year, will be less than the aggregate amount of items described in (i) through (v) in “Dividends” above, TDK may not purchase such shares.

     TDK may hold the shares so acquired in compliance with the provisions of the Commercial Code of Japan, and may generally dispose of or cancel such shares by a resolution of the Board of Directors, subject to the limitation as to the offering of treasury shares at a “specially favorable” price mentioned in “Voting Rights” above.

     New “Unit” share system

     A new unit share system called “tangen-kabushiki” has been introduced.

     Pursuant to the Articles of Incorporation of TDK, 100 shares of TDK constitute one unit. Although the number of shares constituting a new unit is included in the Articles of Incorporation, any amendment to the Articles of Incorporation reducing (but not increasing) the number of shares constituting a unit or eliminating the provisions for the unit of shares may be made by the resolution of the Board of Directors rather than by the special shareholders resolution, which is otherwise required for amending the Articles of Incorporation. The number of shares constituting one new unit, however, cannot exceed 1,000 or one two-hundredth (1/200) of all issued shares.

     — Voting rights under the new unit share system

     Under the new unit share system, shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.

     — Share certificates for less than a unit

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

     A similar report must also be filed in respect of any subsequent change of 1 percent or more in any such holding or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Copies of such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or (in the case of shares traded over-the-counter) the Japan Securities Dealers Association.

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

C. Material contracts

     All contracts entered into by TDK during the two years prior to the date of this annual report were entered into in the ordinary course of business.

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

     Reporting of Substantial Shareholdings

     The Securities and Exchange Law of Japan, as amended, requires any person who has become a beneficial holder (including certain sole or joint holders) of more than five percent of the total outstanding voting shares of a company listed on any Japanese stock exchange or traded on the over-the-counter markets in Japan, to file with the Minister of Finance of Japan, within five business days, a report concerning such share holdings, with certain exceptions in case the issuer thereof is a foreign company. A similar report must also be made (with certain exceptions) if the ratio of such holding subsequently changes by one percent or more. Copies of any such report must also be furnished to the issuer of such shares and to all Japanese stock exchanges on which the shares are listed or the Japan Securities Dealers Association in the case of over-the-counter shares. For this purpose, shares issuable upon conversion of convertible securities or exercise of stock acquisition rights are taken into account in determining both the number of shares held by such holder and the issuer’s total number of outstanding shares.

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

     The rate of Japanese withholding tax applicable to dividends on TDK’s shares paid by TDK to non-resident shareholders is 7 percent for dividends paid on or before March 31, 2008 and 15 percent thereafter, except for any individual shareholder who holds 5 percent or more of the issued shares, for whom the applicable rate is 20 percent.

     Japan has income tax treaties, conventions or agreements which generally provide that the withholding tax rate may not exceed 15 percent for portfolio investors with, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States. In case of the Japan-U.S. tax treaty, however, as a result of a recent amendment, the maximum withholding tax rate has been reduced, generally to 10 percent for portfolio investors effective from July 1, 2004. Under Japanese tax law, the maximum rate applicable under the tax treaties, conventions or agreements shall be applicable except when such maximum rate is more than the Japanese statutory rate.

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

F. Dividends and paying agents

     Not applicable.

G. Statements by experts

     Not applicable.

H. Documents on display

     According to the Securities Exchange Act of 1934, as amended, TDK is subject to the requirements of informational disclosure. TDK files various reports and other information, including Form 20-F and Annual Reports, with the Securities Exchange Commission and the New York Stock Exchange. These reports may be inspected at the following sites.

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

     At March 31, 2004 and 2003, TDK and certain of its subsidiaries had forward exchange contracts to sell and buy foreign currencies (principally U.S. dollars and Japanese Yen) and currency option contracts for a contract amount of ¥34,978 million ($329,981 thousand) and ¥19,016 million, respectively.

     TDK and one of its subsidiaries have currency swaps and interest rate and currency swaps with certain financial institutions to limit their exposure to fluctuations in foreign exchange rates and interest rates involved mainly in loans made by TDK to its subsidiaries in a total amount of ¥12,605 million ($118,915 thousand) and ¥13,794 million at March 31, 2004 and 2003, respectively. These swaps require TDK and the subsidiary to pay principally euros and U.S. dollars and to receive Japanese yen at a specified rate on specific dates. The remaining terms of these swaps range from one month to six months as of March 31, 2004. The following table provides information about TDK’s derivative instruments related to foreign exchange risk as of March 31, 2004 and 2003.

	2004			2003
Forward exchange contracts	(millions of yen)			(millions of yen)
	Contract amounts	Fair value	Average contractual rate	Contract amounts	Fair value	Average contractual rate
To sell Malaysian Ringgit/receive USD	¥859	¥(7)	3.86	¥3,574	¥(23)	3.85
To sell USD/receive Yen	17,779	403	107.75	14,441	42	120.34
To buy Euro/sell Yen	—	—	—	1,001	20	126.20

Total	¥18,638	¥396		¥19,016	¥39

	2004			2003
Currency option contracts	(millions of yen)			(millions of yen)
	Contract amounts	Fair value	Average contractual rate	Contract amounts	Fair value	Average contractual rate
To sell USD/receive Yen	¥16,340	¥91	108.00	¥—	¥—	—

Total	¥16,340	¥91		¥—	¥—

	2004			2003
Currency swap contracts	(millions of yen)			(millions of yen)
	Contract amounts	Fair value	Average contractual rate	Contract amounts	Fair value	Average contractual rate
To receive Euro/pay GBP	¥3,910	¥(35)	0.68	¥758	¥6	0.68
To receive USD/pay Yen	—	—	—	2,234	(57)	117.60
To receive Yen/pay Euro	8,695	287	133.77	10,802	(236)	127.08

Total	¥12,605	¥252		¥13,794	¥(287)

     TDK’s exposure to market risk for changes in interest rates relates primarily to its debt securities. TDK has debt securities with fixed rates. TDK, to the extent possible, plans to limit debt securities to short-term debt securities. TDK believes that the fair values of interest rate sensitive instruments as of March 31, 2004 and 2003, and potential, near-term losses affecting future earnings, fair values, and/or cash flows from reasonable near-term changes in interest rates are immaterial.

Stock price risk

     TDK’s exposure to market risk involving changes in stock prices relates to its equity securities categorized as available-for-sale securities. TDK holds these securities in order to maintain business relationships with investee companies for TDK’s activities and has a policy and control procedures for these stock holdings. The aggregate cost and fair value of these equity securities were ¥2,782 million ($26,246 thousand) and ¥3,836 million ($36,189 thousand) as of March 31, 2004, and ¥1,500 million and ¥1,682 million as of March 31, 2003, respectively. As of March 31, 2004, the industries in which the issuers operate were mainly communications and electronic equipment industries, and the cost and fair value of the equity securities were ¥2,425 million ($22,877 thousand) and ¥3,307 million ($31,198 thousand). And as of March 31, 2003, the industry in which the issuers operate was mainly communications and electronic equipment industries, and both the cost and fair value of the equity securities were ¥1,300 million.

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

PART 2

Item 13. Defaults, Dividend Arrearages and Delinquencies

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

Item 15. Controls and Procedures

     (a) Evaluations of disclosure controls and procedures

     TDK’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of its “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of March 31, 2004 (the “Evaluation Date”), the end of the period covered by this Annual Report, have concluded that, as of the Evaluation Date, TDK’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to TDK and its consolidated subsidiaries is made known to the Chief Executive Officer and the Chief Financial Officer by others within TDK and its consolidated subsidiaries.

     (b) Changes in internal controls

     There were no significant changes in TDK’s internal control over financial reporting that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

     The registrant, a foreign private issuer, has at least one “audit committee financial expert” serving on its board of auditors. TDK’s board of auditors has determined that Mr. Ryoichi Ohno qualifies as an “audit committee financial experts” as defined by the rules of SEC and is “independent” as such term is defined under the NYSE Listing Standards. Mr. Ohno was registered as a U.S. Certified Public Accountant in 1988 and elected as one of TDK’s corporate auditors at an Ordinary General Meeting of Shareholders held in June 2004. See Item 6.A. for additional information regarding Mr. Ohno.

Item 16B. Code of Ethics

     TDK has established a code of business ethics (“TDK Code of Ethics”) and is actively pursuing to promote ethical business practices on a worldwide basis. The TDK Business Ethics Committee has been charged with the oversight of the ethics program at TDK. It has built a global ethics framework which encompasses domestic and overseas consolidated subsidiaries. Built into the framework is a direct communication means called the “helpline” for employees to report matters relating to business ethics issues and offer suggestions. The TDK Code of Ethics is attached as exhibit to this annual report.

Item 16C. Principal Accountant Fees and Services

     The following table discloses the aggregate fees accrued or paid to KPMG AZSA & Co. and KPMG International member firms for each of the last two fiscal years and briefly describes the services performed:

	(Yen in millions)
	Year ended March 31,
	2003	2004
Audit fees	280	265
Audit-related fees	5	8
Tax fees	102	169
All other fees	1	5

Total	388	447

     Audit fees consist of fees for “Audit Services”. “Audit Services” are professional services rendered by the Principal Auditor for the audit of TDK’s annual financial statements and services that are normally provided by the Principal Auditor in connection with statutory and regulatory filings or engagements: (i) Services associated with statutory audits; and (ii) Services associated with U.S. SEC registration statements.

     Audit-related fees consist of fees for “Audit-Related Services”. “Audit-Related Services” are professional services relating to the Audit Services: (i) Audits of employee benefit plans; and (ii) Sarbanes-Oxley Act related assistance service.

     Tax fees consist of fees for “Tax Services”: (i) Federal and local tax compliance; (ii) Review of federal, local and international income, franchise, and other tax returns; (iii) Transfer pricing documentation; and (iv) Domestic and foreign indirect taxes.

Audit and Non-Audit Services Pre-Approval Policy

     Subject to the confirmation as stipulated below, no pre-approval of the Board of Directors, in the context of the United States Sarbanes-Oxley Act of 2002 (“Sarbox Act”) or the U.S. SEC rules, is required for any non-audit services rendered by any Non-Outside Auditor. Any contracts involving such services shall be processed in the usual manner in accordance with the applicable laws, in-house rules or any other regulations.

     Any person who wishes to retain a Non-Outside Auditor for non-audit services (“Retainer”) is not allowed to do so unless both of the following conditions are met:

(i)	The Retainer has received a letter of confirmation from such a public accounting firm that the public accounting firm is neither an Outside Auditor nor a person associated with the Outside Auditor; and

(ii)	The Retainer has confirmed that such public accounting firm does not appear on the list of persons associated with the Outside Auditor, which is contained in the database system (“Pre-Approval Database”) within the TDK intranet system.

     The foregoing letter of confirmation shall be regularly renewed at least once every 12 months and the manager of the Pre-Approval Database described in that Database shall update the list of associated persons to reflect changes or modifications as reported by the Outside Auditor.

     The types of services generally described in above explanation for audit fees, audit-related fees and tax fees shall be pre-approved by the Board of Directors. Those services described are provided for the sake of establishing general criteria as to the types of services requiring pre-approval. The Board of Directors shall evaluate and determine whether or not to pre-approve each application for such services.

     TDK is prohibited from causing the Outside Auditor to provide, and the Outside Auditor is prohibited from rendering such services generally described followings: (i) Bookkeeping or other services related to the accounting records or financial statements of the audit client; (ii) Financial information systems design and implementation; (iii) Appraisal or valuation services, fairness opinions or contribution-in-kind reports; (iv) Actuarial services; (v) Internal audit outsourcing services; (vi) Management functions or human resources; (vii) Broker or dealer, investment adviser or investment banking services; (viii) Legal services and expert services unrelated to the audit; and (ix) Any other service that the Board of Directors determines, by regulation, is impermissible. When such an application is received, the Board of Directors must not pre-approve the application.

     In accordance with the Sarbox Act and related SEC Rules, audit or non-audit services which do not fit in with any of the types generally described in above explanation for audit fees, audit-related fees and tax fees may have to be pre-approved by the Board of Directors. The Board of Directors shall evaluate and determine whether or not to pre-approve each application for such services.

     TDK may engage the Outside Auditor to render an audit or non-audit service pursuant to this policy without obtaining individual pre-approval by the Board of Directors, provided that all of the following conditions are met:

(i)	the service to be rendered shall fall under any of the types listed in above explanation for audit fees, audit-related fees and tax fees;

(ii)	the engagement to render the service shall commence within one year from the time when the Board of Directors adopts this Policy;

(iii)	the fee for the service to be rendered shall be less than 20,000,000 yen (“Individual Fee Limit”); and

(iv)	the total amount of fees payable to the Outside Auditor by TDK on account of non-audit services with respect to any fiscal year shall not exceed the total amount of audit fees payable to the Outside Auditor by TDK with respect to such year (“Overall Fee Limit”).

     The Appointed Director must confirm whether an audit or non-audit service to be rendered by the Outside Auditor meet the foregoing conditions. The Appointed Director also shall report to the Board of Directors all audit and non-audit services in which the Outside Auditor is engaged in accordance with this Section. The Board of Directors must appoint a director as the Appointed Director and after the appointment the Appointed Director must be listed in the Pre-Approval Database.

     Any divisions or departments of TDK, which contemplate or attempt to receive audit or non-audit services from Outside Auditor or Non-Outside Auditor, shall report its intention and submit designated information, using the Pre-Approval Database.

     The Appointed Director must evaluate such audit or non-audit services to be rendered either by the Outside Auditor or Non-Outside Auditor reported electronically through the Pre-Approval Database and must confirm whether any given reported services requires pre-approval by the Board of Directors. The Appointed Director shall request pre-approval to the Board of Directors if pre-approval by the Board of Directors is required.

     In making determination, the Board of Directors is required to consider the following:

(i)	Whether the Outside Auditor cannot function in the role of management;

(ii)	Whether the Outside Auditor cannot audit its own work; and

(iii)	Whether the Outside Auditor cannot serve in an advocacy role for its client.

     The Board of Directors must not pre-approve, in the absence of strong countervailing considerations, non-audit services proposed to be performed by the Outside Auditor if the total amount of fees payable to the Outside Auditor by TDK on account of non-audit services with respect to any fiscal year exceeds the total amount of audit fees payable to the Outside Auditor by TDK with respect to such year.

Item 16D. Exemptions from Listing Standards for Audit Committees

     Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     Not applicable.

PART 3

Item 17. Financial Statements

     Index of Consolidated Financial Statements of TDK Corporation and subsidiaries:

     Schedules other than those listed above have been omitted as they are not applicable or the information is presented in the consolidated financial statements and related notes.

     Financial statements of 50 percent or less owned persons accounted for by the equity method have been omitted as, in the aggregate, they do not meet the tests of a significant subsidiary at a 20 percent level as of or for the years ended March 31, 2004, 2003 and 2002.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
TDK Corporation:

     We have audited the consolidated financial statements of TDK Corporation and subsidiaries as listed in the accompanying index, all expressed in yen. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The Company’s consolidated financial statements do not disclose certain information required by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”. In our opinion, disclosure of this information is required by accounting principles generally accepted in the United States of America.

     In our opinion, except for the omission of the segment information as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TDK Corporation and subsidiaries as of March 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

     The accompanying consolidated financial statements as of and for the year ended March 31, 2004, have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements expressed in yen have been translated into United States dollars on the basis set forth in note 2 to the consolidated financial statements.

/s/ KPMG AZSA & Co.

Tokyo, Japan
April 28, 2004

Consolidated balance sheets
As of March 31, 2004 and 2003

			U.S. Dollars
			(Thousands)
	Yen (Millions)		(Note 2)
	2004	2003	2004
ASSETS
Current assets:
Cash and cash equivalents	¥227,155	170,551	$2,142,972
Marketable securities (Note 4)	402	—	3,792
Trade receivables (Note 19):
Notes	6,431	7,750	60,670
Accounts	133,900	135,123	1,263,208
Allowance for doubtful receivables	(2,000)	(2,850)	(18,868)

Net trade receivables	138,331	140,023	1,305,010

Inventories (Note 5)	77,301	73,917	729,255
Income tax receivables (Note 7)	763	2,765	7,198
Prepaid expenses and other current assets (Note 7)	31,821	33,706	300,198

Total current assets	475,773	420,962	4,488,425

Investments in securities (Note 4)	18,381	18,722	173,406
Property, plant and equipment, at cost:
Land	20,464	21,284	193,057
Buildings	176,256	178,959	1,662,792
Machinery and equipment	471,247	489,131	4,445,726
Construction in progress	10,312	9,362	97,283

	678,279	698,736	6,398,858
Less accumulated depreciation	469,334	472,829	4,427,679

Net property, plant and equipment	208,945	225,907	1,971,179

Goodwill (Note 17)	10,029	14,131	94,613
Intangible assets (Note 17)	15,027	16,418	141,764
Deferred income taxes (Note 7)	34,140	43,948	322,075
Other assets (Note 12)	8,024	7,249	75,698

	¥770,319	747,337	$7,267,160

See accompanying notes to consolidated financial statements.

			U.S. Dollars
			(Thousands)
	Yen (Millions)		(Note 2)
	2004	2003	2004
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt (Note 6)	¥315	1,431	$2,972
Current installments of long-term debt (Note 6)	101	488	953
Trade payables:
Notes	635	824	5,990
Accounts	59,282	56,136	559,264
Accrued salaries and wages	12,085	11,483	114,009
Accrued expenses (Note 16)	33,449	28,088	315,557
Income taxes payables (Note 7)	4,689	1,057	44,236
Other current liabilities (Note 7)	4,662	5,507	43,981

Total current liabilities	115,218	105,014	1,086,962

Long-term debt, excluding current installments (Note 6)	27	94	255
Retirement and severance benefits (Note 8)	73,521	84,971	693,594
Deferred income taxes (Note 7)	215	13	2,028
Other noncurrent liabilities	1,843	—	17,387
Commitments and contingent liabilities (Notes 12 and 13)	—	—	—

Total liabilities	190,824	190,092	1,800,226

Minority interests	3,276	3,360	30,906

Stockholders’ equity:
Common stock:
Authorized 480,000,000 shares; Issued 133,189,659 shares in 2004 and 2003; Outstanding 132,409,452 shares in 2004 and 132,625,184 shares in 2003	32,641	32,641	307,934
Additional paid-in capital	63,051	63,051	594,821
Legal reserve (Note 9)	16,497	15,953	155,632
Retained earnings (Note 9)	560,756	525,919	5,290,151
Accumulated other comprehensive income (loss) (Notes 7, 8 and 11)	(90,387)	(78,824)	(852,708)
Treasury stock at cost; 780,207 shares in 2004 and 564,475 shares in 2003 (Note 10)	(6,339)	(4,855)	(59,802)

Total stockholders’ equity	576,219	553,885	5,436,028

	¥770,319	747,337	$7,267,160

Consolidated statements of operations
For the years ended March 31, 2004, 2003 and 2002

				U.S. Dollars
				(Thousands)
	Yen (Millions)			(Note 2)
	2004	2003	2002	2004
Net sales (Note 19)	¥658,862	608,880	570,511	$6,215,679
Cost of sales	474,106	459,616	464,620	4,472,698

Gross profit	184,756	149,264	105,891	1,742,981
Selling, general and administrative expenses	130,434	121,839	123,741	1,230,509
Restructuring cost (Note 16)	—	5,345	25,872	—

Operating income (loss)	54,322	22,080	(43,722)	512,472
Other income (deductions):
Interest and dividend income	1,189	1,379	2,033	11,217
Interest expense	(323)	(577)	(1,264)	(3,047)
Patent infringement settlement	1,933	—	—	18,236
Equity in earnings (loss) of affiliates	1,639	361	(957)	15,462
Loss on securities, net (Note 4)	(1,093)	(3,298)	(207)	(10,311)
Foreign exchange gain (loss)	(3,065)	(1,482)	618	(28,915)
Other, net	1,001	(382)	(198)	9,443

	1,281	(3,999)	25	12,085

Income (loss) before income taxes	55,603	18,081	(43,697)	524,557
Income taxes (Note 7)	13,143	5,296	(16,994)	123,991

Income (loss) before minority interests	42,460	12,785	(26,703)	400,566
Minority interests	359	766	(932)	3,387

Net income (loss)	¥42,101	12,019	(25,771)	$397,179

Amounts per share:	Yen (except number of common shares outstanding)			U.S. Dollars (Note 2)
Basic net income (loss) per share (Note 18)	¥317.80	90.56	(193.91)	$3.00
Diluted net income (loss) per share (Note 18)	317.69	90.56	(193.91)	3.00
Weighted average basic common shares outstanding (in thousands) (Note 18)	132,475	132,716	132,900
Weighted average diluted common shares outstanding (in thousands) (Note 18)	132,523	132,716	132,900
Cash dividends paid during the year (Note 9)	¥50.00	45.00	60.00	$0.47

See accompanying notes to consolidated financial statements.

Consolidated statements of stockholders’ equity
For the years ended March 31, 2004, 2003 and 2002

				U.S. Dollars
				(Thousands)
	Yen (Millions)			(Note 2)
	2004	2003	2002	2004
Common stock:
Balance at beginning of period	¥32,641	32,641	32,641	$307,934

Balance at end of period	32,641	32,641	32,641	307,934

Additional paid-in capital:
Balance at beginning of period	63,051	63,051	63,051	594,821

Balance at end of period	63,051	63,051	63,051	594,821

Legal reserve (Note 9):
Balance at beginning of period	15,953	15,683	13,409	150,500
Transferred from retained earnings	544	270	2,274	5,132

Balance at end of period	16,497	15,953	15,683	155,632

Retained earnings (Note 9):
Balance at beginning of period	525,919	520,143	556,165	4,961,500
Net income (loss)	42,101	12,019	(25,771)	397,179
Cash dividends	(6,625)	(5,973)	(7,977)	(62,500)
Losses on sales of treasury stock	(95)	—	—	(896)
Transferred to legal reserve	(544)	(270)	(2,274)	(5,132)

Balance at end of period	560,756	525,919	520,143	5,290,151

Accumulated other comprehensive income (loss) (Notes 7, 8 and 11):
Balance at beginning of period	(78,824)	(43,999)	(24,851)	(743,623)
Other comprehensive income (loss) for the period, net of tax	(11,563)	(34,825)	(19,148)	(109,085)

Balance at end of period	(90,387)	(78,824)	(43,999)	(852,708)

Treasury stock (Note 10):
Balance at beginning of period	(4,855)	(3,592)	(2,666)	(45,802)
Acquisition of treasury stock	(1,865)	(1,263)	(926)	(17,594)
Exercise of stock option	381	—	—	3,594

Balance at end of period	(6,339)	(4,855)	(3,592)	(59,802)

Total stockholders’ equity	¥576,219	553,885	583,927	$5,436,028

Disclosure of comprehensive income (loss):
Net income (loss) for the period	¥42,101	12,019	(25,771)	$397,179
Other comprehensive income (loss) for the period, net of tax (Note 11)	(11,563)	(34,825)	(19,148)	(109,085)

Total comprehensive income (loss) for the period	¥30,538	(22,806)	(44,919)	$288,094

See accompanying notes to consolidated financial statements.

Consolidated statements of cash flows
For the years ended March 31, 2004, 2003 and 2002

				U.S. Dollars
				(Thousands)
	Yen (Millions)			(Note 2)

	2004	2003	2002	2004

Cash flows from operating activities:
Net income (loss)	¥42,101	12,019	(25,771)	$397,179
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	51,233	57,789	61,920	483,330
Loss on disposal of property and equipment	1,789	4,845	6,436	16,877
Deferred income taxes	2,868	4,301	(13,797)	27,057
Loss on securities, net	1,093	3,298	207	10,311
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(7,582)	(2,256)	18,517	(71,528)
Decrease (increase) in inventories	(7,824)	14,277	28,776	(73,811)
Increase (decrease) in trade payables	8,171	6,691	(14,806)	77,085
Increase (decrease) in accrued expenses	8,660	(5,971)	(11,906)	81,698
Increase (decrease) in income taxes payables, net	5,877	2,265	(25,223)	55,443
Increase (decrease) in retirement and severance benefits	9,285	7,639	(2,218)	87,594
Other — net	(967)	(539)	19,369	(9,122)

Net cash provided by operating activities	114,704	104,358	41,504	1,082,113

Cash flows from investing activities:
Capital expenditures	(44,866)	(41,451)	(58,777)	(423,264)
Proceeds from sales and maturities of available-for-sale securities	1,814	1,511	323	17,113
Payment for purchase of available-for-sale securities	(1)	(700)	(399)	(9)
Payment for purchase of other investments	(442)	(6,606)	(2,717)	(4,170)
Proceeds from sales of property, plant and equipment	4,571	4,590	3,967	43,123
Acquisition of minority interests	(366)	(3,967)	(276)	(3,453)
Proceeds from sale of a subsidiary	1,523	—	—	14,368
Other — net	(3)	(22)	(24)	(29)

Net cash used in investing activities	(37,770)	(46,645)	(57,903)	(356,321)

Cash flows from financing activities:
Proceeds from long-term debt	69	211	46	651
Repayment of long-term debt	(479)	(646)	(777)	(4,519)
Increase (decrease) in short-term debt, net	(1,047)	(254)	(3,568)	(9,877)
Sale (purchase) of treasury stock, net	(1,579)	(1,263)	(926)	(14,896)
Dividends paid	(6,625)	(5,973)	(7,977)	(62,500)

Net cash used in financing activities	(9,661)	(7,925)	(13,202)	(91,141)

Effect of exchange rate changes on cash and cash equivalents	(10,669)	(4,998)	4,445	(100,651)

Net increase (decrease) in cash and cash equivalents	56,604	44,790	(25,156)	534,000
Cash and cash equivalents at beginning of period	170,551	125,761	150,917	1,608,972

Cash and cash equivalents at end of period	¥227,155	170,551	125,761	$2,142,972

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations and Summary of Significant Accounting Policies

(a) Nature of Operations

     TDK is a multinational manufacturer of ferrite products and a producer of inductor, ceramic, magnetic head and other components and recording media and systems. TDK, a Tokyo-based company founded in 1935 to commercialize ferrite, now manufactures and sells a broad range of products. TDK’s two business segments are electronic materials and components, and recording media and systems, which accounted for 79% and 21% of net sales, respectively, for the year ended March 31, 2004. The main products which are manufactured and sold by the two business segments are as follows:

     a) Electronic materials and components products:

Ferrite cores, Ceramic capacitors, High-frequency components, Inductors, GMR heads, and Semiconductors

     b) Recording media and systems products:

Audio tapes, Video tapes, CD-Rs, MDs, and DVDs

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

     The consolidated financial statements presented herein reflect certain adjustments, not recorded on the primary books of TDK and subsidiaries, to present the financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Such adjustments relate principally to accounting for issue costs of debt with stock purchase warrants, retirement and severance benefits and impairment of long-lived assets such as goodwill.

(c) Consolidation Policy

     The consolidated financial statements include the accounts of TDK and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     In December 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities”, which addresses the consolidation by primary beneficiary of variable interest entities (“VIEs”) as defined in the Interpretation. FIN 46R replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, which was issued in January 2003. FIN 46R is effective immediately for all VIEs created or acquired after January 31, 2003 and effective for other VIEs as of March 31, 2004. For VIEs created or acquired before February 1, 2003, the adoption of FIN 46R did not have a material effect on TDK’s consolidated financial statements.

     The investments in affiliates in which TDK’s ownership is 20% to 50% and TDK exercises significant influence over their operating and financial policies are accounted for by the equity method. All significant intercompany profits from these affiliates have been eliminated.

(d) Cash Equivalents

     Cash equivalents include all highly liquid debt instruments purchased with an original maturity of three months or less.

(e) Allowance for Doubtful Receivables

     The allowance for doubtful receivables is TDK’s best estimate of the amount of probable credit losses in TDK’s existing trade receivables. An additional reserve for individual receivables is recorded when TDK becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in a customer’s operating results or financial position. If circumstances related to a change in customers, estimates of the recoverability of receivables would be further adjusted.

(f) Investments in Securities

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

     Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income (loss) until realized. As of March 31, 2004 and 2003, TDK did not hold any trading or held-to-maturity securities. Available-for sale securities, which mature or are expected to be sold in less than one year, are classified as current assets.

     A decline in the fair value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, TDK periodically reviews fair value of available-for-sale security for possible impairment by taking into consideration of the financial and operating conditions of the issuer, the general market conditions in the issuer’s industry, degree and period of the decline in fair value and other relevant factors.

     Nonmarketable securities are recorded at cost, as fair value is not readily determinable. TDK periodically evaluates the values of nonmarketable securities for possible impairment by taking into consideration of the financial and operating conditions of the issuer, the general market conditions in the issuer’s industry and period of the decline in the estimated fair value and other relevant factors. If the impairment is determined to be other-than-temporary, nonmarketable securities is written down to its impaired value through a charge to earnings.

(g) Inventories

     Inventories are stated at the lower of cost or market. Cost is determined principally by the average method.

(h) Property, Plant and Equipment

     Depreciation of property, plant and equipment is principally computed by the declining-balance method for assets located in Japan and of certain foreign subsidiaries and by the straight-line method for assets of other foreign subsidiaries based on the following estimated useful lives:

Buildings	3 to 60 years
Machinery and equipment	2 to 22 years

     In June 2001, the FASB issued Statement of Financial Accounting Standards No.143 (“SFAS 143”), “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset’s useful life. TDK adopted SFAS 143 on April 1, 2003. The adoption of SFAS 143 did not have a material effect on TDK’s consolidated financial statements.

(i) Income Taxes

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

(j) Stock Option Plan

     In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation — Transition and Disclosure”, which amends FASB Statement No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation”. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SAFS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. However, it gives an entity a choice of recognizing related compensation expense by adopting the fair value method or to continue to measure compensation using the intrinsic value-based method prescribed under Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”, the former standard. TDK has chosen to use the measurement principle prescribed by APB 25. As such, stock-based compensation cost is recognized by TDK only if the market price of the underlying common stock exceeds the exercise price on the date of grant. Accordingly, no stock option related compensation cost has been recognized in fiscal 2004, fiscal 2003 and fiscal 2002 for TDK’s stock based compensation plan. TDK was required to adopt SFAS 148 for the year ended March 31, 2003. The adoption of SFAS 148 did not have an impact on the consolidated results of operations or financial position of TDK for fiscal 2004 and 2003.

     The following table illustrates the effect on net income (loss) and net income (loss) per share if the fair-value-based method had been applied to all outstanding and unvested stock based awards with such costs recognized ratably over the vesting period of the underlying instruments.

				U.S. Dollars
	Yen (Millions)			(Thousands)
	2004	2003	2002	2004
Net income (loss), as reported	¥42,101	12,019	(25,771)	$397,179
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	(330)	(241)	(280)	(3,113)

Pro forma net income (loss)	41,771	11,778	(26,051)	394,066

	Yen			U.S. Dollars
Basic net income (loss) per share:
As reported	¥317.80	90.56	(193.91)	$3.00
Pro forma	315.31	88.74	(196.02)	2.97
Diluted net income (loss) per share:
As reported	¥317.69	90.56	(193.91)	$3.00
Pro forma	315.20	88.74	(196.02)	2.97

(k) Advertising Costs

     Advertising costs are expensed as incurred.

(l) Foreign Currency Translation

     Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards No. 52 (“SFAS 52”), “Foreign Currency Translation”. Under SFAS 52, the assets and liabilities of TDK’s subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Revenue and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from foreign currency transactions are included in other income (deductions), and those resulting from translation of financial statements are excluded from the statements of operations and are accumulated in stockholders’ equity as a component of accumulated other comprehensive income (loss).

(m) Use of Estimates

     Management of TDK has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with U.S. GAAP. Significant items subject to such estimates and assumptions include the valuation of intangible assets, property, plant and equipment, trade receivables, inventories, and deferred income tax assets, and assumptions related to the estimation of actuarial determined employee benefit obligations. Actual results could differ from those estimates.

(n) Accounting for the Impairment or Disposal of Long-Lived Assets

     In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets” which supersedes both Statement of Financial Accounting Standards No.121 (“SFAS 121”), “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and the accounting and reporting provisions of APB Opinion No.30 (“Opinion 30”), “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for the disposal of a segment of a business (as previously defined in that Opinion). SFAS 144 retains the fundamental provisions in SFAS 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS 121. TDK adopted the provision of SFAS 144 on April 1, 2002.

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

(o) Goodwill and Other Intangible Assets

     In June 2001, the FASB issued Statement of Financial Accounting Standards No.141 (“SFAS 141”), “Business Combinations”, and Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets”. SFAS 141 requires the use of the purchase method of accounting for business combinations. SFAS 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. Under SFAS 142 goodwill is no longer amortized, but instead is tested for impairment at least annually. Intangible assets are amortized over their respective estimated useful lives and reviewed for impairment in accordance with Statement of Financial Accounting Standards No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead is tested for impairment until its life is determined to no longer be indefinite.

     TDK conducts its annual impairment test at the end of each fiscal year.

(p) Derivative Financial Instruments

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities”. In June 2000, the FASB also issued Statement of Financial Accounting Standards No. 138 (“SFAS 138”), “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of the FASB Statement No. 133”. Both standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheets and measure those instruments at fair value. SFAS 133, as amended, and 138 are effective for fiscal years beginning after June 15, 2000. TDK adopted SFAS 133 and 138 as of April 1, 2001. TDK has not elected to apply hedge accounting. Accordingly, changes in the fair value of derivatives are recognized in earnings in the period of the changes.

(q) Net Income per Share

     Basic net income per share has been computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during each year. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock of TDK. Stock options were not included in the calculation of diluted earnings per share for the years ended March 31, 2003 and 2002 as their effect would be antidilutive. For the year ended March 31, 2004, stock options to purchase 170,400 shares were excluded from the calculation of diluted earnings per share as the effect would have been antidilutive.

(r) Revenue Recognition

     TDK generates revenue principally through the sale of electronic materials & components and recording media & systems under separate contractual arrangements for each. TDK recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer, the sales price is fixed or determinable, and collectibility is probable.

     Revenue from sales of electronic materials & components including electronic materials, electronic devices and recording devices is recognized when the products are received by customers based on the free-on board destination sales term. With regards to sales of electronic materials & components, TDK’s policy is not to accept product returns unless the products are defective. The conditions of acceptance are governed by the terms of the contract or customer arrangement and those not meeting the predetermined specification are not recorded as revenue.

     Revenue from sales of recording media & systems products such as videotapes and DVDs sold is also recognized when the products are received by customers based on the free-on board destination sales term. With regards to sales of recording media & systems products, TDK provides sales incentive programs to resellers and retailers. The sales incentive programs include product discount, volume-based rebates and consumer promotion to support retailers’ advertisement expenses. TDK records estimated reductions in sales at the time of sales for sales incentive program. Estimated reduction in sales are based upon historical trends and other known factors at the time of sales. TDK allows limited right of returns in certain cases and reduces revenue for estimated future returns based upon historical experience at the time the related revenue is recorded.

     No product warranties are offered on TDK’s products.

     In November 2002, the Emerging Issues Task Force reached a consensus on Issue 00-21 (“EITF 00-21”), “Accounting for Revenue Arrangements with Multiple Deliverables”. EITF 00-21 provides guidance on when and how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. TDK adopted EITF 00-21 on July 1, 2003. The adoption of EITF 00-21 did not have a material effect on TDK’s consolidated financial position or results of operations.

(s) Reclassifications

     Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the presentation used for the year ended March 31, 2004.

2. Financial Statement Translation

     The consolidated financial statements are expressed in Japanese yen, the functional currency of TDK. Supplementally, the Japanese yen amounts as of and for the year ended March 31, 2004, have also been translated into U.S. dollar amounts, solely for the convenience of the reader, at the rate of ¥106=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market on March 31, 2004. This translation should not be construed as a representation that the amounts shown could be converted into U.S. dollars at such rate.

3. Foreign Operations

     Amounts included in the consolidated financial statements relating to subsidiaries operating in foreign countries are summarized as follows:

				U.S. Dollars
	Yen (Millions)			(Thousands)
	2004	2003	2002	2004
Net assets	¥318,915	¥304,645	312,539	$3,008,632
Net sales	497,255	436,062	391,740	4,691,085
Net income (loss)	37,477	9,101	(20,519)	353,557

4. Marketable Securities and Investments in Securities

     Marketable securities and investments in securities at March 31, 2004 and 2003, are as follows:

			U.S. Dollars
	Yen (Millions)		(Thousands)
	2004	2003	2004
Short-term marketable securities	¥402	—	$3,792
Long-term marketable securities	4,535	4,180	42,783
Nonmarketable securities	419	2,681	3,953
Investments in affiliates	13,427	11,861	126,670

	¥18,783	18,722	$177,198

     Marketable securities and investments in securities include available-for-sale securities. Information with respect to such securities at March 31, 2004 and 2003, is as follows:

As of March 31, 2004

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
Yen (Millions):	Cost	Gains	Losses	Fair Value
Equity securities	¥2,782	1,054	—	3,836
Debt securities	1,101	—	—	1,101

	¥3,883	1,054	—	4,937

As of March 31, 2003

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
Yen (Millions):	Cost	Gains	Losses	Fair Value
Equity securities	¥1,500	193	11	1,682
Debt securities	2,495	3	—	2,498

	¥3,995	196	—	4,180

As of March 31, 2004

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
U.S. Dollars (Thousands):	Cost	Gains	Losses	Fair Value
Equity securities	$26,246	9,943	—	36,189
Debt securities	10,386	—	—	10,386

	$36,632	9,943	—	46,575

     Debt securities classified as available-for-sale at March 31, 2004 mature in fiscal 2005 through 2006 (weighted average remaining term of 1.3 years).

     The proceeds from sale and settlement of available-for-sale securities are ¥1,814 million ($17,113 thousand), ¥1,511 million and ¥323 million for the years ended March 31, 2004, 2003 and 2002, respectively. The gross realized gains on the sale and settlement of available-for-sale securities are ¥135 million ($1,274 thousand), ¥4 million and ¥120 million for the years ended March 31, 2004, 2003 and 2002, respectively. TDK recorded a write-down of ¥1,228 million ($11,585 thousand), ¥3,302 million and ¥327 million on certain available-for-sale securities and nonmarketable securities representing other-than-temporary declines in the fair value of the available-for-sale securities for the years ended March 31, 2004, 2003 and 2002, respectively.

     Investments in affiliates accounted for by the equity method consist of 26.1% of the common stock of Semiconductor Energy Laboratory Co., Ltd., a research and development company, 50.0% of the common stock of Tokyo Magnetic Printing Co., Ltd., a magnetic products manufacturing company, and six other affiliated companies, collectively, which are not significant. The unamortized amounts of goodwill related to affiliated companies were ¥1,231 million ($11,613 thousands) at March 31, 2004. In accordance with SFAS 142, this equity-method goodwill is no longer amortized, but is being analyzed for impairment.

5. Inventories

     Inventories at March 31, 2004 and 2003, are summarized as follows:

			U.S. Dollars
	Yen (Millions)		(Thousands)
	2004	2003	2004
Finished goods	¥34,104	33,151	$321,736
Work in process	21,351	21,681	201,425
Raw materials	21,846	19,085	206,094

	¥77,301	73,917	$729,255

6. Short-Term and Long-Term Debt

     Short-term debt and weighted average interest rates at March 31, 2004 and 2003, are as follows:

			U.S. Dollars	Weighted average
	Yen (Millions)		(Thousands)	interest rate
	2004	2003	2004	2004	2003
Short-term bank loans	¥315	1,431	$2,972	1.36%	2.54%

     At March 31, 2004, unused short-term credit facilities for issuance of commercial paper amounted to ¥31,971 million ($301,613 thousand).

     Long-term debt at March 31, 2004 and 2003, is set forth below:

			U.S. Dollars
	Yen (Millions)		(Thousands)
	2004	2003	2004
Lease obligation (weighted average:
2004—4.25%, 2003—9.98%)	¥128	582	$1,208

	128	582	1,208
Less current installments	101	488	953

	¥27	94	$255

     The aggregate annual maturities of long-term debt outstanding at March 31, 2004, are as follows:

	Yen	U.S. Dollars
	(Millions)	(Thousands)
Year ending March 31,
2005	¥101	$953
2006	24	227
2007	3	28

	¥128	$1,208

     Short-term and long-term bank loans are made under general agreements that provide that under certain circumstances security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations due the bank.

7. Income Taxes

     TDK and its domestic subsidiaries are subject to a national corporation tax of 30%, an inhabitants tax of between 5.2% and 6.2% and a deductible enterprise tax of between 9.6% and 10.1%, which in the aggregate resulted in a statutory rate of approximately 41% in the years ended March 31,2004, 2003 and 2002.

     Amendments to Japanese tax regulations were enacted into law on March 24, 2003. As a result of this amendment, the statutory income tax rate was reduced from approximately 41% to 40% effective from April 1, 2004. Current income taxes were calculated at the rate of 41%, in effect for the years ended March 31, 2004, 2003 and 2002, respectively. Deferred tax assets and liabilities expected to be realized or settled on or after April 1, 2004 have been calculated at the rate of 40%.

     The effects of the income tax rate reduction on deferred income tax balances as of March 31, 2003 reduced the net deferred tax asset by approximately ¥1,044 million.

     The effective tax rate of TDK for the years ended March 31, 2004, 2003 and 2002, are reconciled with the Japanese statutory tax rate in the following table:

	2004	2003	2002
Japanese statutory tax rate	41.0%	41.0%	(41.0)%
Expenses not deductible for tax purposes	1.2	0.5	0.2
Non taxable income	(0.0)	(2.4)	(1.0)
Difference in statutory tax rates of foreign subsidiaries	(23.1)	(22.6)	(3.0)
Change in the valuation allowance	6.4	14.8	4.8
Change in enacted tax laws and rates	0.3	5.8	—
Currency translation adjustment	(0.0)	(3.3)	—
Investment tax credit	(1.6)	(4.5)	(1.0)
Other	(0.6)	0.0	2.1

Effective tax rate	23.6%	29.3%	(38.9)%

     Total income taxes for the years ended March 31, 2004, 2003 and 2002 are allocated as follows:

				U.S. Dollars
	Yen (Million)			(Thousands)
	2004	2003	2002	2004
Income (loss) before income taxes	¥13,143	5,296	(16,994)	$123,991
Stockholders’ equity, accumulated other comprehensive income (loss):
Foreign currency translation adjustments	245	(242)	642	2,311
Net unrealized gains (losses) on securities	348	(166)	436	3,283
Minimum pension liability adjustments
Total income taxes	9,422	(10,950)	(24,901)	88,887

	¥23,158	(6,062)	(40,817)	$218,472

     Income (loss) before income taxes and income taxes for the years ended March 31, 2004, 2003 and 2002, are summarized as follows:

	Income (loss) Before Income	Income Taxes
	Taxes	Current	Deferred	Total
Yen (Millions):
2004
Japanese	¥8,611	4,411	(7)	4,404
Foreign	46,992	5,864	2,875	8,739

	¥55,603	10,275	2,868	13,143

2003
Japanese	6,932	(1,929)	5,977	4,048
Foreign	11,149	2,924	(1,676)	1,248

	18,081	995	4,301	5,296

2002
Japanese	(20,395)	(660)	(14,483)	(15,143)
Foreign	(23,302)	(2,537)	686	(1,851)

	(43,697)	(3,197)	(13,797)	(16,994)

U.S. Dollars (Thousands):
2004
Japanese	$81,236	41,613	(66)	41,547
Foreign	443,321	55,321	27,123	82,444

	$524,557	96,934	27,057	123,991

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2004 and 2003, are as follows:

			U.S. Dollars
	Yen (Millions)		(Thousands)
	2004	2003	2004
Deferred tax assets:
Trade accounts receivable, principally due to allowance for doubtful receivables	¥217	486	$2,047
Inventories	251	625	2,368
Accrued business tax	344	31	3,245
Accrued expenses	3,605	3,215	34,009
Retirement and severance benefits	12,334	9,465	116,358
Net operating loss carryforwards	12,427	13,215	117,236
Tax credit carryforwards	559	1,429	5,273
Minimum pension liability adjustments	29,133	38,613	274,840
Property, plant and equipment, principally due to differences in depreciation	1,219	—	11,500
Other	1,276	2,218	12,037

Total gross deferred tax assets	61,365	69,297	578,913
Less valuation allowance	(11,028)	(9,690)	(104,037)

Net deferred tax assets	¥50,337	59,607	$474,876

Deferred tax liabilities:
Investments, principally due to differences in valuation	(7,329)	(6,420)	(69,142)
Undistributed earnings of foreign subsidiaries	(2,773)	(738)	(26,160)
Property, plant and equipment, principally due to differences in depreciation	—	(515)	—
Net unrealized gains on securities	(420)	(77)	(3,962)
Other	(1,068)	(514)	(10,075)

Total gross deferred tax liabilities	(11,590)	(8,264)	(109,339)

Net deferred tax assets	¥38,747	51,343	$365,537

     The net changes in the total valuation allowance for the years ended March 31, 2004, 2003 and 2002, are an increase of ¥1,338 million ($12,623 thousand), ¥2,246 million and ¥1,798 million, respectively. The valuation allowance primarily relates to valuation allowance for deferred tax assets associated with net operating loss carryforwards incurred by certain foreign subsidiaries. Decrease in the valuation allowance attributable to preacquisition tax benefits recognized during the year ended March 31, 2004 amounted to ¥1,122 million. The reversal of the valuation allowance upon realization of tax benefits resulted in the reduction of goodwill. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not TDK will realize the benefits of these deductible differences, net of the existing valuation allowance at March 31, 2004.

     At March 31, 2004, TDK and certain subsidiaries have net operating loss carryforwards for income tax purposes of ¥39,573 million ($373,330 thousand) which are available to offset future taxable income, if any.

     Periods available to offset future taxable income vary in each tax jurisdiction and range from one year to an indefinite period as follows:

	Yen	U.S. Dollars
	(Millions)	(Thousands)
Within 1 year	¥11	$104
1 to 5 years	7,848	74,038
5 to 20 years	14,043	132,481
Indefinite periods	17,671	166,707

	¥39,573	$373,330

     Certain subsidiaries have tax credit carryforwards for income tax purposes of ¥559 million ($5,273 thousand) which are available to reduce future income taxes, if any. Approximately ¥151 million ($1,425 thousand) and $269 million ($2,538 thousand) of the tax credit carryforwards expire in fiscal 2005 and through 2018, respectively, while the remainder have an indefinite carryforward period.

     Net deferred income tax assets and liabilities at March 31, 2004 and 2003, are reflected in the accompanying consolidated balance sheets under the following captions:

			U.S. Dollars
	Yen (Millions)		(Thousands)
	2004	2003	2004
Prepaid expenses and other current assets	¥5,105	7,555	$48,160
Deferred income taxes (noncurrent assets)	34,140	43,948	322,075
Other current liabilities	(283)	(147)	(2,670)
Deferred income taxes (noncurrent liabilities)	(215)	(13)	(2,028)

	¥38,747	51,343	$365,537

     As of March 31, 2004 and 2003, TDK did not recognize deferred tax liabilities of approximately ¥50,714 million ($478,434 thousand) and ¥43,083 million, respectively, for certain portions of undistributed earnings of foreign subsidiaries because TDK currently does not expect those unremitted earnings to reverse and become taxable to TDK in the foreseeable future. A deferred tax liability will be recognized when TDK expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. As of March 31, 2004 and 2003, the undistributed earnings of these subsidiaries are approximately ¥208,991 million ($1,971,613 thousand) and ¥178,373 million, respectively.

8. Retirement and Severance Benefits

     TDK and certain subsidiaries have noncontributory retirement and severance plans that provide for pension or lump-sum payment benefits, based on length of service and certain other factors, to employees who retire or terminate their employment for reasons other than dismissal for cause. In addition, the majority of the employees of TDK are covered by a contributory pension plan, whose benefits are based on length of service and certain other factors and include a portion representing the government social security welfare pension. TDK’s funding consists of the Employees’ Pension Fund (“EPF”) in accordance with welfare pension regulations, the fund in accordance with income tax regulations and the voluntary pension fund. TDK also has an unfunded retirement plan for Corporate Auditors.

     Net periodic benefit cost included in cost of sales and selling, general and administrative expenses for TDK’s employee retirement and severance defined benefit plans for the years ended March 31, 2004, 2003 and 2002 consisted of the following components:

				U.S. Dollars
	Yen (Millions)			(Thousands)
	2004	2003	2002	2004
Service cost-benefits earned during the year	¥10,341	9,383	8,924	$97,557
Interest cost on projected benefit obligation	6,271	5,985	6,359	59,160
Expected return on plan assets	(2,640)	(3,678)	(4,321)	(24,906)
Amortization	(1,331)	(1,331)	(1,331)	(12,556)
Recognized actuarial loss	7,480	5,963	3,461	70,566
Amortization of unrecognized prior service benefit	(1,353)	(1,342)	—	(12,764)

	¥18,768	14,980	13,092	$177,057

Weighted-average assumptions:
Discount rate	2.1%	2.6%	3.0%
Assumed rate of increase in future compensation levels	3.0%	3.0%	3.0%
Expected long-term rate of return on plan assets	2.2%	2.6%	3.0%

     Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

			U.S. Dollars
	Yen (Millions)		(Thousands)
	2004	2003	2004
Change in benefit obligations:
Benefit obligations at beginning of period	¥250,625	238,838	$2,364,386
Service cost	10,341	9,383	97,557
Interest cost	6,271	5,985	59,160
Plan participants’ contributions	405	621	3,821
Plan amendments	68	(4,838)	642
Actuarial loss (gain)	(1,223)	11,594	(11,538)
Benefits paid	(6,692)	(10,346)	(63,132)
Translation adjustment	(804)	(612)	(7,585)

Benefit obligations at end of period	258,991	250,625	2,443,311

Change in plan assets:
Fair value of plan assets at beginning of period	146,573	166,253	1,382,764
Actual return on plan assets	21,458	(17,914)	202,434
Employer contributions	6,434	7,293	60,698
Plan participants’ contributions	405	621	3,821
Benefits paid	(5,588)	(9,400)	(52,717)
Translation adjustment	(369)	(280)	(3,481)

Fair value of plan assets at end of period	168,913	146,573	1,593,519

Funded status	(90,078)	(104,052)	(849,792)
Unrecognized net transition obligation being recognized over 18 years	(5,046)	(6,377)	(47,604)
Unrecognized net actuarial loss	113,550	142,621	1,071,226
Unrecognized prior service benefit	(18,891)	(20,312)	(178,217)

Net amount recognized	¥(465)	11,880	$(4,387)

Amounts recognized in consolidated balance sheets consist of:
Retirement and severance benefits	(73,521)	(84,971)	(693,594)
Intangible assets	64	251	603
Accumulated other comprehensive income	72,992	96,600	688,604

Net amount recognized	¥(465)	11,880	$(4,387)

Actuarial present value of accumulated benefit obligations at end of period	¥237,868	229,466	$2,244,038

Weighted-average assumptions:
Discount rate	2.1%	2.1%
Assumed rate of increase in future compensation levels	3.0%	3.0%
Expected long-term rate of return on plan assets	2.2%	2.2%

     In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003) (“SFAS 132R”), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. SFAS 132R revises and prescribes employers’ disclosures about pension plans and other postretirement benefits plans; it does not change the measurement or recognition of those plans. SFAS 132R retains the disclosure requirements contained in the original SFAS 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. SFAS 132R is generally effective for fiscal years ending after December 15, 2003. The adoption of SFAS 132R did not have a material impact on TDK’s consolidated financial statements.

     Information with respect to domestic plans is as follows:

Measurement date

     TDK and its domestic subsidiaries use a January 1 measurement date for their plans:

Assumptions

Weighted-average assumptions used to determine benefit obligations at March 31:

	2004	2003
Discount rate	2.0%	2.0%
Assumed rate of increase in future compensation levels	3.0%	3.0%

Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31:

	2004	2003	2002
Discount rate	2.0%	2.5%	3.0%
Assumed rate of increase in future compensation levels	3.0%	3.0%	3.0%
Expected long-term rate of return on plan assets	2.0%	2.5%	3.0%

     TDK determines the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. TDK considers the current expectations for future returns and the actual historical returns of each plan asset category.

Obligations

     The accumulated benefit obligation for all domestic defined benefit plans was ¥229,566 million ($2,165,717 thousand) and ¥222,679 million at March 31, 2004 and 2003, respectively.

Plan assets

     TDK’s domestic benefit plan weighted-average asset allocations at March 31, 2004 and 2003 by asset category are as follows:

Asset Category

	2004	2003
Equity securities	54.5%	50.8%
Debt securities	19.8%	40.7%
Cash	20.3%	3.4%
Other	5.4%	5.1%

	100.0%	100.0%

     TDK’s investment policies are designed to ensure adequate plan assets are available to provide future payments of pension benefits to eligible participants. Taking into account the expected long-term rate of return on plan assets, TDK formulates a “model” portfolio comprised of the optimal combination of equity securities and debt securities. Plan assets are invested in individual equity and debt securities using the guidelines of the “model” portfolio in order to produce a total return that will match the expected return on a mid-term to long-term basis. TDK evaluates the gap between expected return and actual return of invested plan assets on an actual basis to determine if such differences necessitate a revision in the formulation of the “model” portfolio. TDK revises the “model” portfolio when and to the extent considered necessary to achieve the expected long-term rate of return on plan assets.

Cash flows

     TDK expects to contribute ¥3,386 million ($31,943 thousand) to its domestic defined plan in the year ending March 31, 2005.

     The domestic EPF plan is composed of (1) a corporate defined benefit portion established by TDK and (2) a substitutional portion based on benefits prescribed by the government (similar to social security benefits in the United States). TDK has been exempted from contributing to the Japanese Pension Insurance (“JPI”) program that would otherwise have been required if it had not elected to fund the government substitutional portion of the benefit through an EPF arrangement. The plan assets of the EPF are invested and managed as a single portfolio for the entire EPF and are not separately attributed to the substitutional and corporate portions. In June 2001, the Japanese pension law was amended to permit an employer to elect to transfer the entire substitutional portion benefit obligation from the EPF to the government together with a specified amount of plan assets pursuant to a government formula. After such transfer, the employer would be required to make periodic contributions to JPI, and the Japanese government would be responsible for all benefit payments. The corporate portion of the EPF would continue to exist exclusively as a corporate defined benefit pension plan.

     In this regard, TDK has elected to transfer the substitutional portion of its EPF to the government. TDK will account for the transfer in accordance with the Emerging Issues Task Force issue 03-2 (“EITF 03-2”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”.

     EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an EPF plan, which is a defined benefit pension plan established under the Welfare Pension Insurance Law. EITF 03-2 requires employers to account for the separation process of the substitutional portion from the entire EPF plan (which includes a corporation portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets. The separation process is considered the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy.

     On September 25, 2003, the Company was approved by the minister of Health, Labour and Welfare for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion of an EPF plan and will transfer the benefit obligation and related plan assets to government, which is presently expected to be completed by February, 2005. Accordingly, there is no effect on the Company’s consolidated financial statement for the fiscal year ended March 31, 2004. The aggregate effect of this separation will be determined based on TDK’s total pension benefits obligation as of the date the transfer is completed and the amount of plan assets required to be transferred.

9. Legal Reserve and Dividends

     The Japanese Commercial Code (“JCC”) had provided that earnings in an amount equal to at least 10 percent of appropriations of retained earnings to be paid in cash should be appropriated as a legal reserve until such reserve equals 25 percent of the common stock by each legal-entity.

     Effective October 1, 2001, the JCC was amended to require earnings in an amount to at least 10 percent of appropriations of retained earnings to be paid in cash to be appropriated as a legal reserve until the total additional paid-in capital and legal reserve equals 25 percent of common stock by each legal-entity. Either additional paid-in capital or legal reserve may be available for dividends by resolution of the shareholders to the extent that the amount of total additional paid-in capital and legal reserve exceeds 25 percent of the common stock by each legal-entity.

     Certain foreign subsidiaries are also required to appropriate earnings to legal reserve, under the laws of the respective countries.

     Cash dividends and appropriations to the legal reserve charged to retained earnings during the periods represent dividends paid out during the periods and related appropriations to the legal reserve. The accompanying consolidated financial statements do not include any provision for the dividend proposed by the Board of Directors of ¥30 ($0.28) per share aggregating ¥3,972 million ($37,472 thousand) in respect of the year ended March 31, 2004, or for the related appropriation to the legal reserve.

     Cash dividends per common share are computed based on dividends paid for the year.

10. Stock Option Plan

     TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 27, 2003 regarding the issuance of stock acquisition rights as stock options (the Stock Acquisition Rights) to Board members, Corporate Officers and select senior executives, pursuant to Articles 280-20 and 280-21 of the Japanese Commercial Code. Upon approval, the Board of Directors adopted resolutions to issue at no charge an aggregate of 2,547 Stock Acquisition Rights, each representing a stock option to purchase 100 share of common stock of TDK, to the then 197 Directors, Corporate Officers and select senior executives of TDK, and the Directors and select senior executives of affiliates. The Stock Acquisition Rights issued on August 7, 2003 are exercisable during the period from August 1, 2005 to July 31, 2009. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥6,954 ($65.60) per share of common stock, which was calculated by a formula approved by shareholders at the said annual shareholders meeting and is subject to an adjustment in certain events, including but not limited to a stock split, stock dividend and issue of new shares at a price less than the current market price of the shares of TDK. The exercise price of each Stock Acquisition Right was equal to or greater than the fair market value of TDK’s common stock on the date of grant. To cover these options TDK purchased on the Tokyo Stock Exchange (“TSE”) a total of 260,000 common shares with an aggregate purchase price of ¥1,847 million ($17,425 thousand) from August 8, 2003 through August 18, 2003.

     TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 27, 2002 regarding the issuance of the Stock Acquisition Rights to Board members, Corporate Officers and select senior executives, pursuant to Articles 280-20 and 280-21 of the Japanese Commercial Code, as amended. Upon approval, the Board of Directors adopted resolutions to issue at no charge an aggregate of 2,236 Stock Acquisition Rights, each representing a stock option to purchase 100 share of common stock of TDK, to the then 197 Directors, Corporate Officers and select senior executives of TDK, and the Directors and select senior executives of affiliates. The Stock Acquisition Rights issued on August 9, 2002 are exercisable during the period from August 1, 2004 to July 31, 2008. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥5,909 per share of common stock, which was calculated by a formula approved by shareholders at the said annual shareholders’ meeting and is subject to an adjustment in certain events, including but not limited to a stock split, stock dividend and issue of new shares at a price less than the current market price of the shares of TDK. The exercise price of each Stock Acquisition Right was equal to or greater than the fair market value of TDK’s common stock on the date of grant. To cover these options TDK purchased on TSE a total of 223,600 common shares with an aggregate purchase price of ¥1,209 million from August 12, 2002 through August 19, 2002.

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

     TDK currently accounts for these four stock option plans as fixed plans pursuant to APB 25.

     A summary of the status of TDK’s four stock option plans as of March 31, 2004, 2003 and 2002, and of the activity during the years ending on those dates, is as follows:

	2004		2003		2002		2004
	Number	Weighted average	Number	Weighted average	Number	Weighted average	Weighted average
	of shares	exercise price	of shares	exercise price	of shares	exercise price	exercise price
		Yen		Yen		Yen	U.S. Dollars

Outstanding at beginning of year	551,000	8,977	328,400	11,057	170,400	15,640	84.69
Granted	254,700	6,954	223,600	5,909	158,000	6,114	65.60
Exercised	46,900	6,114	—	—	—	—	57.68
Forfeited or Expired	2,300	6,136	1,000	5,909	—	—	57.89
Outstanding at end of year	756,500	8,482	551,000	8,977	328,400	11,057	80.02
Exercisable at end of year	281,500	11,880	170,400	15,640	—	—	112.08

     Information about stock options outstanding at March 31, 2004 is as follows:

	Options Outstanding
		Weighted
		average
	Number	remaining
	outstanding at	contractual life	Weighted average
Range of exercise prices	March 31, 2004	(years)	exercise price
Yen			Yen	U.S. Dollars

6,954	254,200	5.3	6,954	65.60
5,909	220,800	4.3	5,909	55.75
6,114	111,100	3.1	6,114	57.68
15,640	170,400	2.1	15,640	147.55

5,909 to 15,640	756,500	3.7	8,482	80.02

     The fair value of these stock options was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2004	2003	2002
Grant-date fair value	¥1,849 ($17.44)	¥1,569	¥1,567
Expected life	4.0 years	4.0 years	3.9 years
Risk-free interest rate	0.47%	0.35%	0.34%
Expected volatility	39.65%	39.96%	39.86%
Expected dividend yield	0.75%	0.80%	1.03%

11. Other Comprehensive Income (Loss)

     Change in accumulated other comprehensive income (loss) for the years ended March 31, 2004, 2003 and 2002, are as follows:

				U.S. Dollars
	Yen (Millions)			(Thousands)
	2004	2003	2002	2004
Foreign currency translation adjustments:
Balance at beginning of period	¥(26,520)	(7,773)	(23,798)	$(250,189)
Adjustments for period	(26,287)	(18,747)	16,025	(247,990)

Balance at end of period	(52,807)	(26,520)	(7,773)	(498,179)

Net unrealized gains (losses) on securities:
Balance at beginning of period	110	379	(329)	1,038
Adjustments for period	538	(269)	708	5,075

Balance at end of period	648	110	379	6,113

Minimum pension liability adjustments:
Balance at beginning of period	(52,414)	(36,605)	(724)	(494,472)
Adjustments for period	14,186	(15,809)	(35,881)	133,830

Balance at end of period	(38,228)	(52,414)	(36,605)	(360,642)

Total accumulated other comprehensive income (loss):
Balance at beginning of period	(78,824)	(43,999)	(24,851)	(743,623)
Adjustments for period	(11,563)	(34,825)	(19,148)	(109,085)

Balance at end of period	¥(90,387)	(78,824)	(43,999)	$(852,708)

     Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments for the years ended March 31, 2004, 2003 and 2002, are as follows:

	Yen (Millions)
	Before tax	Tax (expense)	Net-of-tax
	Amount	or benefit	amount
2004
Foreign currency translation adjustments:
Amount arising during the year on investments in foreign entities held at end of period	¥(26,464)	(245)	(26,709)
Reclassification adjustments for the portion of gains and losses realized upon liquidation and sale of investments in foreign entities	422	—	422

Net foreign currency translation adjustments	(26,042)	(245)	(26,287)
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising for period	886	(348)	538
Minimum pension liability adjustments	23,608	(9,422)	14,186

Other comprehensive income (loss)	¥(1,548)	(10,015)	(11,563)

2003
Foreign currency translation adjustments:
Amount arising during the year on investments in foreign entities held at end of period	¥(19,751)	242	(19,509)
Reclassification adjustments for the portion of gains and losses realized upon liquidation of investments in foreign entities	762	—	762

Net foreign currency translation adjustments	(18,989)	242	(18,747)
Unrealized gains (losses) on securities:
Unrealized holding gains arising for period	104	(41)	63
Reclassification adjustments for (gains) losses realized in net income	(539)	207	(332)

Net unrealized gains (losses)	(435)	166	(269)
Minimum pension liability adjustments	(26,759)	10,950	(15,809)

Other comprehensive income (loss)	¥(46,183)	11,358	(34,825)

2002
Foreign currency translation adjustments	¥16,667	(642)	16,025
Unrealized gains (losses) on securities:
Unrealized holding gains arising for period	1,144	(436)	708
Minimum pension liability adjustments	(60,782)	24,901	(35,881)

Other comprehensive income (loss)	¥(42,971)	23,823	(19,148)

	U.S. Dollars
	(Thousands)
	Before tax	Tax (expense)	Net-of-tax
	amount	or benefit	amount
2004
Foreign currency translation adjustments
Amount arising during the year on investments in foreign entities held at end of period	$(249,660)	(2,311)	(251,971)
Reclassification adjustments for the portion of gains and losses realized upon liquidation and sale of investments in foreign entities	3,981	—	3,981

Net foreign currency translation adjustments	(245,679)	(2,311)	(247,990)
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising for period	8,358	(3,283)	5,075
Minimum pension liability adjustments	222,717	(88,887)	133,830

Other comprehensive income (loss)	$(14,604)	(94,481)	(109,085)

12. Leases

     TDK occupy offices and other facilities under various cancellable lease agreements expiring in fiscal 2005 through 2006. Lease deposits made under such agreements, aggregating ¥2,079 million ($19,613 thousand) and ¥1,838 million, at March 31, 2004 and 2003, respectively, are included in other assets on the accompanying consolidated balance sheets.

     The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of March 31, 2004:

	Yen	U.S. Dollars
	(Millions)	(Thousands)
Year ending March 31,
2005	¥3,347	$31,575
2006	2,444	23,057
2007	1,892	17,849
2008	1,266	11,943
2009	731	6,896
Later years	1,229	11,595

	¥10,909	$102,915

13. Commitments and Contingent Liabilities

     At March 31, 2004, commitments outstanding for the purchase of property, plant and equipment approximated ¥8,846 million ($83,453 thousand). TDK has entered into several purchase agreements with certain suppliers whereby TDK committed to purchase minimum amount of raw materials to be used in the manufacture of its products. Future minimum purchase remaining under the agreements approximated ¥1,411 million ($13,311 thousand) at March 31, 2004.

     TDK and certain of its subsidiaries provide guarantees to third parties of bank loans of its employees. The guarantees for the employees are principally made for their housing loans. For each guarantees issued, if the employees default on a payment, TDK would be required to make payments under its guarantees. The maximum amount of undiscounted payments TDK would have to make in the event of default is ¥6,605 million ($62,311 thousand) and ¥7,247 million at March 31, 2004 and 2003, respectively. As of March 31, 2004, the liability recognized for TDK’s obligation under the guarantee arrangement is not material.

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

14. Risk Management Activities and Derivative Financial Instruments

     TDK and its subsidiaries operate internationally which exposes them to the risk of changes in foreign exchange rates and interest rates, and therefore utilize derivative financial instruments to reduce these risks. TDK and its subsidiaries do not hold or issue financial instruments for trading purposes. TDK is exposed to credit related losses in the event of nonperformance by the counterparties to those financial instruments, but does not expect any counterparties to fail to meet their obligations given their high credit ratings. The credit exposure of currency swaps, interest rate and currency swaps, forward foreign exchange contracts and currency option contracts is represented by the fair values of contracts.

     TDK and one of its subsidiaries have currency swaps and interest rate and currency swaps with certain financial institutions to limit their exposure to fluctuations in foreign exchange rates and interest rates involved mainly in loans made by TDK to its subsidiaries in a total amount of ¥12,605 million ($118,915 thousand) and ¥13,794 million at March 31, 2004 and 2003, respectively. These swaps require TDK and the subsidiary to pay principally euros and U.S. dollars and to receive Japanese yen at a specified rate on specific dates. The remaining terms of these swaps range from one month to six months as of March 31, 2004. Gains or losses on interest and currency swaps and currency swaps are included in interest expense and foreign exchange gain (loss) in the consolidated statements of operations, respectively. The swap contracts are measured at fair value and are included in prepaid expenses and other current assets or other current liabilities, as the case may be, in the consolidated balance sheets.

     Forward exchange contracts and currency option contracts have been entered into to hedge adverse effects of foreign currency exchange rate fluctuations mainly on foreign-currency-denominated trade receivables and foreign-currency-denominated forecasted transactions.

     At March 31, 2004 and 2003, TDK and certain of its subsidiaries had forward exchange contracts to sell and buy foreign currencies (principally U.S. dollars and Japanese Yen) and currency option contracts for a contract amount of ¥34,978 million ($329,981 thousand) and ¥19,016 million, respectively. Gains or losses on forward exchange contracts and currency option contracts are included in foreign exchange gain (loss) in the consolidated statements of operations. These contracts are measured at fair value and are included in prepaid expenses and other current assets or other current liabilities, as the case may be, in the consolidated balance sheets.

15. Fair Value of Financial Instruments

     The following methods and assumptions were used to estimate the fair value of financial instruments in cases for which it is practicable:

(a) Cash and cash equivalents, Trade receivables, Other current assets, Short-term debt, Trade payables, Accrued salaries and wages, Accrued expenses, Income taxes payables and Other current liabilities.

     The carrying amount approximates fair value because of the short maturity of these instruments.

(b) Marketable securities and Investments in securities

     The fair values of marketable securities and investments in securities are estimated based on quoted market prices for these instruments. For other securities for which there are no quoted market prices, a reasonable estimate of fair values could not be made without incurring excessive costs. Additional information pertinent to the value of unquoted investments is provided below.

(c) Long-term debt

     The fair values of each of TDK’s long-term debts are estimated based on the amount of future cash flows associated with each instrument discounted using TDK’s current borrowing rate for similar debt of comparable maturity, or based on the quoted market prices for the same or similar issues.

(d) Currency Swaps, Currency and Interest Rate Swaps, Forward Foreign Exchange Contracts and Foreign Currency Option Contracts

     The fair values of currency swaps, currency and interest rate swaps, forward foreign exchange contracts and foreign currency option contracts are estimated by obtaining quotes from financial institutions.

     The carrying amounts and estimated fair values of TDK’s financial instruments at March 31, 2004 and 2003, are summarized as follows:

	Yen (Millions)
As of March 31, 2004	Carrying amount	Estimated fair value
Nonderivatives:
Assets:
Investments in securities and other assets for which it is:
Practicable to estimate fair value	¥6,180	6,180
Not practicable to estimate fair value	1,135	—
Liability:
Long-term debt, including current portion	(128)	(128)
Derivatives:
Currency and interest rate swaps in a:
Gain position	287	287
Loss position	(35)	(35)
Forward foreign exchange contracts in a:
Gain position	403	403
Loss position	(7)	(7)
Currency option contracts in a:
Gain positions	91	91

	Yen (Millions)
As of March 31, 2003	Carrying amount	Estimated fair value
Nonderivatives:
Assets:
Investments and advances for which it is:
Practicable to estimate fair value	¥5,205	5,205
Not practicable to estimate fair value	3,290	—
Liability:
Long-term debt, including current portion	(582)	(582)
Derivatives:
Currency and interest rate swaps in a:
Gain position	6	6
Loss position	(293)	(293)
Forward foreign exchange contracts in a:
Gain position	62	62
Loss position	(23)	(23)

	U.S. Dollars (Thousands)
As of March 31, 2004	Carrying amount	Estimated fair value
Nonderivatives:
Assets:
Investments in securities and other assets for which it is:
Practicable to estimate fair value	$58,302	58,302
Not practicable to estimate fair value	10,708	—
Liability:
Long-term debt, including current portion	(1,208)	(1,208)
Derivatives:
Currency and interest rate swaps in a:
Gain position	2,708	2,708
Loss position	(330)	(330)
Forward foreign exchange contracts in a:
Gain position	3,802	3,802
Loss position	(66)	(66)
Currency option contracts in a:
Gain positions	858	858

     The carrying amounts of the nonderivative assets and liabilities are included in the consolidated balance sheets under the indicated captions. The carrying amounts of the currency swaps, the currency and interest rate swaps, forward foreign exchange contracts and foreign currency option contracts in a gain position are included in prepaid expenses and other current assets, while those in a loss position are included in other current liabilities.

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

16. Restructuring Charges

     During the year ended March 31, 2003, TDK recorded a restructuring charge of ¥5,345 million. As a result of the restructuring, a total of 1,302 regular employees were terminated through March 31, 2003. TDK and domestic subsidiaries released 237 employees in Japan and overseas subsidiaries released 1,065 employees mainly in the Americas and Europe. TDK recorded a workforce reduction charge of approximately ¥2,346 million relating primarily to severances. TDK recorded a restructuring charge of ¥2,999 million mainly relating to losses in the disposal of property, plant and equipment in Japan, in the Americas and in Europe.

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

     During the year ended March 31, 2002, TDK recorded a restructuring charge of ¥25,872 million. As a result of the restructuring, a total of 5,066 regular employees were terminated across all business functions, operating units and geographic regions through March 31, 2002. TDK recorded a workforce reduction charge of approximately ¥19,884 million relating primarily to severances. In Japan, TDK released 853 employees and domestic subsidiaries released 1,709 employees. Overseas subsidiaries released 2,504 employees mainly in the Americas and Asia (excluding Japan). TDK recorded a restructuring charge of ¥5,988 million mainly relating to losses in the disposal of property, plant and equipment in Japan and in the Americas. TDK reorganized several production lines to strengthen the competitive power of the existing plant in Asia.

     Changes of the restructuring liabilities for the years ended March 31, 2004 and 2003, are outlined as follows:

	Yen (millions)
	2004			2003
		Loss on disposal of			Loss on disposal of
	Workforce	property, plant and		Workforce	property, plant and
	reduction	equipment	Total	reduction	equipment	Total
Beginning balance	¥226	—	226	11,272	—	11,272
Costs and expenses	—	—	—	2,346	2,999	5,345
Payments	226	—	226	13,392	2,999	16,391

Ending balance	¥—	—	—	226	—	226

	U.S. Dollars (Thousands)
Beginning balance	$2,132	—	2,132
Costs and expenses	—	—	—
Payments	2,132	—	2,132

Ending balance	$—	—	—

     Restructuring liabilities were included in Accrued expenses in the consolidated balance sheets as of March 31, 2003.

     Through March 31, 2003, TDK had paid ¥5,119 million of the ¥5,345 million restructuring charges. TDK paid all of the remaining restructuring costs by the end of first quarter of fiscal 2004.

17. Goodwill and Other Intangible Assets

     TDK adopted Statement of Financial Accounting Standards No.142 (“SFAS 142”), “Goodwill and Other Intangible Assets”, effective April 1, 2001. Under SFAS 142, goodwill is no longer amortized but is reviewed for impairment annually, or more frequently if certain indicators arise. In addition, the statement requires reassessment of the useful lives of previously recognized intangible assets. With the adoption of SFAS 142, TDK ceased amortization of goodwill as of April 1, 2001. As of March 31, 2004 and 2003, TDK completed a goodwill impairment test. No impairment was indicated at that time.

     The components of acquired intangible assets excluding goodwill at March 31, 2004 and 2003, are as follows:

	Yen (Millions)
	2004			2003
	Gross			Gross
	Carrying	Accumulated		Carrying	Accumulated
	Amount	Amortization	Net Amount	Amount	Amortization	Net Amount
Amortized intangible assets:
Patent	¥10,349	1,259	9,090	11,213	1,122	10,091
Software	7,359	4,207	3,152	6,985	3,471	3,514
Other	2,739	870	1,869	2,235	692	1,543

Total	¥20,447	6,336	14,111	20,433	5,285	15,148

Unamortized intangible assets	¥916		916	1,270		1,270

	U.S. Dollars (Thousands)
	Gross
	Carrying	Accumulated
	Amount	Amortization	Net Amount
Amortized intangible assets:
Patent	$97,632	11,877	85,755
Software	69,425	39,689	29,736
Other	25,840	8,208	17,632

Total	$192,897	59,774	133,123

Unamortized intangible assets	$8,641		8,641

     Aggregate amortization expense for the years ended March 31, 2004, 2003 and 2002 was ¥2,626 million ($24,774 thousand), ¥1,762 million and ¥1,394 million, respectively. Estimated amortization expense for the next five years is: ¥2,364 million in 2005, ¥2,198 million in 2006, ¥1,677 million in 2007, ¥1,316 million in 2008, and ¥1,093 million in 2009.

     The changes in the carrying amount of goodwill by segment for the year ended March 31, 2004 is as follows:

	Yen (Millions)
	Electronic
	materials and	Recording media
	components	and systems	Total
April 1, 2002	¥11,003	497	11,500
Additions	3,553	—	3,553
Translation adjustment	(922)	—	(922)

March 31, 2003	13,634	497	14,131
Additions	76	—	76
Deductions	(2,128)	(497)	(2,625)
Translation adjustment	(1,553)	—	(1,553)

March 31, 2004	¥10,029	—	10,029

	U.S. Dollars (Thousands)
	Electronic
	materials and	Recording media
	components	and systems	Total
March 31, 2003	$128,623	4,689	133,312
Additions	717	—	717
Deductions	(20,076)	(4,689)	(24,765)
Translation adjustment	(14,651)	—	(14,651)

March 31, 2004	$94,613	—	94,613

     Goodwill deductions during the years ended March 31, 2004 consists of a reclassification to intangible assets in the amount of ¥1,006 million resulting from the finalization of the purchase price allocation of a subsidiary acquired in 2003, a reclassification to deferred income taxes in the amount of ¥1,122 million related to post-acquisition adjustment resulting from recognition of preacquisition tax benefits, and sale of a certain subsidiary in the amount of ¥497 million.

     Goodwill addition during the year ended March 31, 2003 principally represents the excess of purchase price over the fair value of assets acquired and liabilities assumed for several immaterial acquisitions made during the year.

18. Net Income per Share

     A reconciliation of the numerators and denominators of the basis and diluted net income per share computations is as follows:

				U.S. Dollars
	Yen (Millions)			(Thousands)
	2004	2003	2002	2004
Net income (loss) available to common stockholders	¥42,101	12,109	(25,771)	$397,179

	Number of shares (Thousands)
	2004	2003	2002
Weighted average common shares outstanding	132,475	132,716	132,900
Effect of dilutive stock options	48	—	—

Diluted common shares outstanding	132,523	132,716	132,900

	Yen			U.S. Dollars
	2004	2003	2002	2004
Net income (loss) per share:
Basic	¥317.80	90.56	(193.91)	$3.00
Diluted	317.69	90.56	(193.91)	3.00

19. Business and Credit Concentrations

     One significant customer related to electronic materials and components business accounted for 12.1% of the TDK’s net sales for the year ended March 31, 2004 and 10.2% of trade receivables at March 31, 2004.

20. Supplementary Information

				U.S. Dollars
	Yen (Millions)			(Thousands)
	2004	2003	2002	2004
(a) Statement of Operations
Research and development	¥34,495	31,862	38,630	$325,425
Rent	8,230	9,410	11,538	77,642
Maintenance and repairs	12,184	11,534	11,437	114,943
Advertising costs	6,269	5,546	10,489	59,142
(b) Statement of Cash Flows
Cash paid during year for:
Interest	¥350	¥646	1,162	$3,302
Income taxes	¥4,299	(1,270)	22,026	$40,557

Noncash activities

     In 2004, 2003 and 2002, there were no material noncash investing and financing activities.

Schedule II

TDK CORPORATION AND SUBSIDIARIES

Valuation and Qualifying Accounts

(In millions of yen)
Years ended March 31, 2004, 2003 and 2002

	Balance at				Balance
	beginning	Charged to	Bad debts	Translation	at end of
	of period	earnings	written off	adjustment	period
Year ended March 31, 2004:
Allowance for doubtful receivables	¥2,850	(227)	373	(250)	2,000

Year ended March 31, 2003:
Allowance for doubtful receivables	¥3,770	(218)	440	(262)	2,850

Year ended March 31, 2002:
Allowance for doubtful receivables	¥2,740	917	90	203	3,770

Item 18. Financial Statements

     Not applicable.

Item 19. Exhibits

     Documents filed as exhibits to this annual report are as follows:

1.1	ARTICLES OF INCORPORATION (English translation)

1.2	SHARE HANDLING REGULATIONS (English translation)

11.1	TDK CODE OF ETHICS (English translation)

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CEO of the Company

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CFO of the Company

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CEO of the Company

13.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CFO of the Company

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing of Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation (Registrant)

Date: August 10, 2004	By:	/s/ Hajime Sawabe

Hajime Sawabe President, Representative Director and CEO