Form 20-F
period 2005-03-31
TDK CORP
filed 2005-08-11
CIK 203383

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2005
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
          Common stock
          Outstanding as of March 31, 2005: 132,244,587 shares (excluding treasury stock)
     Indicate by a check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐
     Indicate by a check mark which financial statement item the registrant has elected to follow.
Item 17 ☑ Item 18 ☐

PART 1
Item 1. Identity of Directors, Senior Management and Advisers
Item 2. Offer Statistics and Expected Timetable
Item 3. Key Information
Item 4. Information on the Company
Item 5. Operating and Financial Review and Prospects
Item 6. Directors, Senior Management and Employees
Item 7. Major Shareholders and Related Party Transaction
Item 8. Financial Information
Item 9. The Offer and Listing
Item 10. Additional Information
Item 11. Quantitative and Qualitative Disclosures about Market Risk
Item 12. Description of Securities Other than Equity Securities
PART 2
Item 13. Defaults, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15. Controls and Procedures
Item 16A. Audit Committee Financial Expert
Item 16B. Code of Ethics
Item 16C. Principal Accountant Fees and Services
Item 16D. Exemptions from Listing Standards for Audit Committees
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
PART 3
Item 17. Financial Statements
Report of Independent Registered Public Accounting Firm
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Schedule II — Valuation and Qualifying Accounts
Item 18. Financial Statements
Item 19. Exhibits
EX-1.1 Articles of Incorporation (English translation)
EX-1.2 Share Handling Regulations (English translation)
EX-11.1 TDK Code of Ethics (English translation)
EX-12.1 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CEO of the Company
EX-12.2 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CFO of the Company
EX-13.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CEO of the Company
EX-13.2 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CFO of the Company

     All information contained in this Report is as of March 31, 2005 unless otherwise specified. Fiscal 2005, fiscal 2004, fiscal 2003 and fiscal 2002 of this Report indicate TDK Corporation’s fiscal period of the fiscal years ended March 31, 2005, 2004, 2003 and 2002, respectively.
     The figures in this Report are expressed in yen and, solely for the convenience of the reader, are translated into United States dollars at the rate of ¥107 = U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of March 31, 2005. (See Note 2 of the Notes to Consolidated Financial Statements.) On July 29, 2005 the noon buying rate for yen cable transfers in New York City as reported by the Federal Reserve Bank of New York was ¥112.25 = $1. This translation should not be construed as a representation that the amounts shown could be converted into U.S. dollars at such rate.
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

PART 1
Item 1. Identity of Directors, Senior Management and Advisers
A. Directors and senior management
     Not applicable.
B. Advisers
     Not applicable.
C. Auditors
     Not applicable.
Item 2. Offer Statistics and Expected Timetable
A. Offer statistics
     Not applicable.
B. Method and expected timetable
     Not applicable.

Item 3. Key Information
A. Selected financial data

						Thousands of
						U.S. dollars,
						except per
						share
	Millions of yen, except per share amounts					amounts (1)
	2005	2004	2003	2002	2001	2005
Net sales	¥657,853	¥655,792	¥604,865	¥564,286	¥665,867	$6,148,159
Cost of sales	484,323	476,407	459,552	463,331	493,068	4,526,383
Gross profit	173,530	179,385	145,313	100,955	172,799	1,621,776
Selling, general and administrative expenses	119,886	122,875	115,569	115,696	123,965	1,120,430
Transfer to the government of the substitutional portion of Employees’ Pension Fund:
Subsidy from the government	(33,533)	—	—	—	—	(313,392)
Loss on settlement	27,347	—	—	—	—	255,579
Restructuring cost	—	—	5,197	25,489	—	—
Operating income (loss)	59,830	56,510	24,547	(40,230)	48,834	559,159
Income (loss) from continuing operations before income taxes	60,728	55,847	20,552	(40,230)	61,223	567,551
Income (loss) from continuing operations	36,965	43,355	13,593	(23,619)	42,214	345,467
Loss (income) from discontinued operations	3,665	1,254	1,574	2,152	(1,769)	34,252
Net income (loss)	33,300	42,101	12,019	(25,771)	43,983	311,215
Per Common Share:
Income (loss) from continuing operations per share:
Basic	¥279.41	¥327.27	¥102.42	¥(177.72)	¥317.25	$2.61
Diluted	279.25	327.15	102.42	(177.72)	317.25	2.61
Loss (income) from discontinued operations per share:
Basic	¥(27.70)	¥(9.47)	¥(11.86)	¥(16.19)	¥13.29	$(0.26)
Diluted	(27.69)	(9.46)	(11.86)	(16.19)	13.29	(0.26)
Net income (loss) per share:
Basic	¥251.71	¥317.80	¥90.56	¥(193.91)	¥330.54	$2.35
Diluted	251.56	317.69	90.56	(193.91)	330.54	2.35

Cash dividends	60.00	50.00	45.00	60.00	60.00
U.S. Dollar equivalents (2)	$0.56	$0.47	$0.38	$0.45	$0.55

	Millions of yen, except per share amounts					Thousands of
						U.S. dollars (1)
	and exchange rate for yen
	2005	2004	2003	2002	2001	2005
Net working capital (3)	¥379,746	¥360,555	¥315,948	¥288,865	¥306,771	$3,549,027

Total assets	808,001	770,319	747,337	749,910	820,177	7,551,411

Short-term indebtedness	103	416	1,919	2,312	5,879	963

Long-term indebtedness	81	27	94	459	1,004	757

Retirement and severance benefits	28,839	73,521	84,971	49,992	31,755	269,523

Stockholders’ equity	639,067	576,219	553,885	583,927	637,749	5,972,589

Number of shares outstanding (in thousands)	132,245	132,409	132,625	132,860	133,019

Yen exchange rates per U.S. dollar (4)	Average	Term end	High	Low
Year ended March 31:
2001	111.64	125.54	125.54	104.19
2002	125.64	132.70	134.77	115.89
2003	121.10	118.07	133.40	115.71
2004	112.75	104.18	120.55	104.18
2005	107.28	107.22	114.30	102.26
2006 (through July 31, 2005)	108.94	112.25	113.42	104.41

February, 2005			105.84	103.70
March, 2005			107.49	103.87
April, 2005			108.67	104.64
May, 2005			108.17	104.41
June, 2005			110.91	106.64
July, 2005			113.42	110.47
Notes:

(1)	Translated, except for cash dividend amounts, for convenience of the reader into U.S. dollars at the rate of ¥107 = $1, the approximate rate on the Tokyo Foreign Exchange Market on March 31, 2005.

(2)	Translated based on the rates specified in Note (4) below on the respective dates of semi-annual payments for each year.

(3)	Net working capital is defined as current assets less current liabilities.

(4)	Based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average rates are computed based on the exchange rates on the last day of each month during the year.

(5)	In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, certain amounts in the segment information do not reflect discontinued operations, previous fiscal year’s segment information has been reclassified to conform to the fiscal 2005 presentation.
B. Capitalization and indebtedness
     Not applicable.
C. Reasons for the offer and use of proceeds
     Not applicable.

D. Risk factors
Our business is exposed to fluctuations in economic conditions that may adversely affect our business results.
          The world and Japanese economies are grappling with various risk factors. Among these factors are the status of the recovery of capital expenditures and improvement of employment conditions and income in the U.S.; a slowing economy due to the stronger euro in Europe; the outlook for the high economic growth rate in China; and the outlook for improving corporate earnings as well as capital expenditure and inventory reductions in Japan. Furthermore, the digital consumer products field, a core business for TDK, is significantly affected by the extremely fast pace of technological innovation and competition in the development of new products as well as fluctuations in economic conditions. Changes in the economic environments from TDK’s expectations could significantly affect TDK’s business results and financial condition.
Fluctuations in currency exchange rates could adversely affect our business results and financial condition.
          TDK imports and exports products between different regions of the world as it conducts its business activities in countries around the globe. Business results at overseas bases, including sales, expenditures, assets and other accounts, are converted into Japanese yen for the purpose of preparing consolidated financial statements. Because of this, sudden changes in foreign currency exchange rates affect company transactions between regions and costs and prices of TDK’s products and services at overseas bases in relation to the yen. Such fluctuations also give rise to conversion differences with respect to TDK’s investments in overseas assets and liabilities.
          Therefore, sudden fluctuations in foreign currency exchange rates could have a significant adverse effect on TDK’s business results and financial condition.
We are susceptible to risks involved with selling our products in markets outside of Japan.
          One of TDK’s corporate strategies is to expand in markets outside Japan as it conducts business in countries around the world. Overseas sales account for more than 70% of total sales on a consolidated basis.
          However, in many of these markets, TDK may be exposed to international political risks, such as war, terrorism and other events; economic risks, such as fluctuations in foreign currency exchange rates and trade friction; and social risks, including labor problems stemming from differences in cultures and customs, and disease. Such risks may give rise to changes of a far greater magnitude than TDK anticipates. TDK may also face unexpected barriers in building relationships with trading partners due to differences in commercial and business customs. Manifestation of these risks could lower productivity in manufacturing processes, undermining the competitiveness of products and also hinder sales activities and results in other negative consequences. These outcomes could in turn have a significant adverse effect on TDK’s business results and financial condition.

A slow-down of the Chinese economy, adverse changes in political and economic policies of the Chinese government, or other factors in China may reduce our growth and profitability.
          TDK has many production bases for mainstay products such as HDD heads in China, a country in the midst of strong economic growth. TDK has also established a system for supplying both local companies and customers that have been setting up operations in China. Furthermore, TDK plans to expand business further in this country.
          However, in the event that political factors (such as changes in laws and regulations), economic factors (such as the continuity of high growth, Renminbi (RMB) application against U.S. dollars and problems with electric power supply and other infrastructure) and social factors cause unexpected events in China, there could be a material adverse effect on TDK’s business results and financial condition.
We may not be able to compete effectively with respect to prices, which would have a material adverse effect on our profitability.
          TDK supplies products in a broad range of fields in an electronics industry defined by intense competition. These fields include IT and communications devices such as digital home appliances, PCs and mobiles phones. In all fields, price is a main competitive factor differentiating TDK from other companies. Furthermore, in the electronic components industry, in addition to leading Japanese companies, the rapid emergence of Asian companies, particularly those in South Korea and Taiwan, has fueled intense price-based competition.
          However, pressure continues to mount from customers for price discounts. In the event that the fall in prices far exceeds TDK expectations or becomes protracted, there could be a material adverse effect on TDK’s business results and financial condition.
Rapid changes in technology could adversely affect our business and hurt our competitive position.
          TDK believes that its ability to increase sales by developing appealing, innovative products has an important role to play in its growth. However, it is extremely difficult to predict future demand in the rapidly changing electronics industry and develop new technologies to meet that demand. TDK may fail to develop and supply in a timely manner attractive, new products with innovative technologies for this industry and its markets. In the event that TDK misreads the industry and market and/or is slow in developing innovative technologies on a cost competitive basis, actual earnings could differ significantly from its forecasts. At the same time, TDK may cease to be able to compete in markets, resulting in a significant adverse effect on TDK’s business results and growth prospects.
Claims of product liability and other issues associated with the quality of our products could adversely affect our business results and brand name.
          TDK manufactures various products at overseas manufacturing bases that it is developing globally in accordance with ISO (International Organization for Standardization) quality management standards (ISO 9001) and the strict standards required by customers in the electronics industry, where technological innovation is remarkable.
          TDK cannot be fully certain, however, that all of its products are defect-free and immune from recalls at some later date. A product recall or a product liability claim against TDK caused by product defects could result in recall costs or damage claims, lower sales and have a negative impact on TDK’s reputation and brand, endangering its continued existence. A situation resulting from poor product quality due to a major product defect could have a materially adverse effect TDK’s business results and brand name.
Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may reduce the value of our products and brand and impair our ability to compete effectively.
          TDK growth depends to a great extent on its ability to obtain patents, licenses and other intellectual property rights covering its products, product designs and manufacturing processes.
          However, there are cases where TDK intellectual property rights cannot be fully protected in a particular region for reasons unique to that region. Furthermore, TDK may suffer damages resulting from the manufacture by a third party of similar products to its own with the unauthorized use of TDK intellectual property rights. The failure to protect intellectual property rights of others could have a materially adverse effect on TDK’s business development and business results and financial condition.

Our business may suffer if we are sued for infringing upon the intellectual property rights of third parties.
          There may be cases where it is alleged that TDK products infringe on the intellectual property rights of third parties. Regarding problems relating to the infringement of such intellectual property rights, TDK may suffer damages or may be sued for damages. In either case, settlement negotiations and legal procedures would be inevitable and could be expected to be lengthy and expensive. If TDK assertions are not accepted in such disputes, it may have to pay damages and royalties and suffer losses such as the loss of markets.
          The failure to prevent infringement on the rights of others could have a materially adverse effect on TDK’s business development and business results and financial condition.
Our success depends on attracting and retaining highly-skilled employees, and we would suffer material adverse effects if we are unable to do so.
          To prevail against fierce competition in the electronics industry, TDK believes that it is necessary to recruit and retain staff possessing advanced technical skills. Regarding personnel with superior management ability, such as with respect to the ability to formulate strategy and organizational management, TDK believes that it is necessary to upgrade skills at an advanced level.
          However, intense competition to recruit such skilled employees is not limited to the industries where TDK is active. Moreover, in Japan, there is increasing fluidity in the labor market caused by revisions to the life-time employment system and other developments. These and other factors mean there is no guarantee that TDK will continue to be able to recruit and retain skilled employees. The inability to recruit and train personnel as planned could have a materially adverse effect on the TDK’s operations, business results and growth prospects.
We are dependent on certain raw materials and other products, and our business will suffer if we are unable to procure such materials.
          TDK’s manufacturing system is premised on deliveries of raw materials, components, equipment and other supplies in adequate quality and quantity in a timely manner from many external suppliers. In new product development, TDK may rely on certain irreplaceable suppliers for materials.
          Because of this, there may be cases where supplies of raw materials and other products to TDK are interrupted by an accident or some other event at a supplier, supply is suspended due to quality or other issues, or there is a shortage of or instability in supply due to a rapid increase in demand for finished products that use certain materials and products. If any of these situations becomes protracted, TDK may have difficulty finding substitutes in a timely manner from other suppliers, which could have a significant, adverse effect on TDK production and prevent it fulfilling its responsibilities to supply products to its customers. Furthermore, if an imbalance arises in the supply-demand equation, there could be a spike in the price of raw materials. In the event of these or other similar occurrences, there could be a material adverse effect on TDK’s business results and financial condition.
Increased government regulation of our industry or changes in those regulations, whether in Japan or overseas, may limit our ability to compete effectively.
          TDK is subject to various regulations in Japan and other countries where it conducts business. These include approval for conducting business and making investments, laws and regulations governing the safety of electric and electronic products, laws and regulations relating to national security between nations, and export/import laws and regulations. TDK is also subject to commercial, antitrust, patent, product liability, environmental, consumer and business taxation laws and regulations.
          In the event that these laws and regulations become more stringent in the future, TDK business development could be affected in no small way and it may incur various additional operating costs. Furthermore, in the event that TDK is unable to respond appropriately to these laws and regulations, it may be forced to partially withdraw from certain businesses or take other actions.
          Government laws and regulations in their various forms may thus have a material adverse effect on TDK’s business results and financial condition.

Fluctuations in interest rates may have an adverse effect on our profitability.
          Although TDK attempts to limit its borrowings from third parties, from time to time, TDK or its subsidiaries may need to borrow funds from such third parties. To the extent that interest rates increase, TDK or its subsidiaries may be subject to higher interest expenses. In contrast, a protracted period of low interest rates also may have an adverse effect on TDK by limiting TDK’s interest income from investments. Low interest rates also may require TDK to make additional contributions to pension benefit funds since the assets of those funds may become under funded. Either of these changes could have a material adverse effect on TDK’s business results and financial condition.
We are developing a business strategy whereby we sell to a concentrated number of Original Equipment Manufacturers (OEMs), and are thus susceptible to adverse changes with respect to the business of such OEMs.
          TDK is developing on a global scale an OEM business, whereby it supplies mainly electronic components to electronics manufacturers, personal computer (PC) makers and other customers.
          However, supplies to these customers are significantly affected by various factors that are beyond TDK’s control such as changes in each customer’s business results and management strategies. A drop-off in purchasing demand due to poor business results at major customers, changes in customers’ purchasing plans and policies, the unexpected termination of contracts and other occurrences could result in TDK’s profit margins being reduced due to discounting pressure from customers or TDK being left holding large amounts of inventory.
          Customers’ business results, changes in management strategy or other factors could thus have a material adverse effect on TDK’s business results and financial condition.
Our operations depend on facilities throughout the world and are subject to forces of nature that could disrupt our ability to serve our customers.
          TDK has many production sites and R&D facilities in Japan and overseas. These facilities and plants have taken measures to prevent damage caused by natural disasters. However, these facilities and plants could still suffer significant damage due to a force majeure event such as a large earthquake, typhoon or flood that far exceeds any level expected. In the event of interruption to manufacturing, disruption of transportation routes, damage to or disconnection of information and communications infrastructure, TDK’s ability to supply its customers could be affected for a long period of time. This situation could have a material adverse affect on TDK’s business results and financial condition.
If we are unable to comply with the various environmental laws and regulations to which we are subject, we may have to withdraw from certain business activities, which would have an adverse effect on our brand and business operations.
          TDK is subject to various environmental laws and regulations with respect to industrial waste and emissions into the atmosphere and water from its production processes in Japan and overseas. Furthermore, TDK is required to lower the use in its products of specified hazardous chemical substances that could harm humans and the natural environment. From the perspective of environmental protection, environmental regulations are expected to become increasingly stringent in the future.
          TDK is engaged in various activities to help protect the environment, including complying with environmental regulations. However, expenses are expected to increase for responding to customer demands and environmental laws and regulations relating to the non-use of hazardous chemical substances in products. If TDK has difficulty responding appropriately to these demands and laws and regulations, it may be forced to withdraw from certain business activities impacting the brand name of TDK.
          Future developments involving environmental regulations could thus have a material adverse effect on TDK’s business results and financial condition.

Japan’s Unit Share System could affect access to Japanese markets by holders of American Depositary Shares (“ADSs”), which could adversely affect the price of our shares.
          Pursuant to the Articles of Incorporation of TDK, 100 shares of TDK constitute one unit. A holder who owns ADRs evidencing less than 100 ADSs will indirectly own less than a whole unit of shares of Common Stock. Although, under the unit share system holders of less than a unit have the right to require TDK to purchase their shares, holders of ADRs evidencing ADSs that represent other than integral multiples of whole units are unable to withdraw the underlying shares of Common Stock representing less than a unit and, therefore, are unable to exercise the rights to require TDK to purchase such underlying shares at this time. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares of Common Stock in lots less than a unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.
Holders of American Depositary Shares have limited rights, which could adversely affect the price of our shares.
          The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining TDK’s accounting books and records and exercising appraisal rights are available only to shareholders of record. Citibank, N.A., through its custodian agent, is the record holder of the shares underlying the ADSs, and therefore only it can exercise the rights of shareholders in connection with the deposited shares. The depositary has agreed to endeavor to vote the shares underlying ADSs in accordance with the instructions of ADS holders and to pay the dividends and distributions collected from TDK. However, ADS holders will not be able to bring a derivative action, examine TDK’s accounting books and records or exercise appraisal rights through the depositary.
          TDK is incorporated in Japan and a substantial portion of its assets are located outside of the United States (U.S.). As a result, it may be more difficult for investors to enforce against TDK judgments obtained in U.S. courts predicated upon the civil liability provisions of the Federal securities laws of the United States, including the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, or judgments obtained in other courts outside of Japan. In addition, there is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcements of judgments of U.S. courts, of civil liabilities based solely upon violation of these Federal securities laws of the United States.
Item 4. Information on the Company
A. History and development of the Company
History
          TDK Corporation (TDK Kabushiki Kaisha) is a corporation formed under the Commercial Code of Japan. TDK’s principal place of business is at 13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan and the telephone number is +81-3-5201-7102. The agent in the U.S. for purposes of this Item 4 is TDK U.S.A. Corporation, 901 Franklin Avenue, P.O. Box 9302, Garden City, New York, NY 11530.
          TDK is the world’s leading manufacturer of recording media, ferrite products and recording device products, and a major producer of inductor, ceramic capacitor, magnet and other components. TDK is a Tokyo-based company founded on December 7, 1935 to commercialize ferrite.

          Historically, TDK’s growth has been centered on ferrite, a material invented in 1933 by Doctor Yogoro Kato and Doctor Takeshi Takei. Ferrite is indispensable as a magnetic substance in the manufacture of electronic equipment. It is a magnetic material with a ceramic structure composed of iron oxide and other metallic oxides. Its advantages over other magnetic materials include higher resistivity and thus lower eddy current loss while maintaining superior permeability and flux density. Based on its strong materials knowledge and production technology, TDK expanded into ceramic capacitors and magnetic recording tapes in the early 1950s, and ferrite magnets and coil components in the early 1960s. In the early 1980s, TDK began production of a magnetic head, continuing development to its modern day product the “HDD head”. Since the 1990s, TDK has promoted the establishment of world-wide research and development organizations and environmental management efforts. TDK has continued to broaden its product development programs by building up expertise in materials technology and new recording-related products.
          In the years ended March 31, 2005, 2004 and 2003, TDK’s capital expenditures were ¥61.0 billion, ¥44.5 billion and ¥41.0 billion, respectively. For further information of TDK’s capital expenditures, see “Capital Expenditures” included Item 5.B. “Liquidity and capital resources”.
          TDK is planning capital expenditures of ¥65.0 billion in fiscal 2006, primarily for the expansion of production facilities and upgrading of facilities. Regarding TDK’s capital expenditure plans, TDK’s policy is to invest actively in targeted strategic fields to drive growth.
     B. Business overview
     Sales by product category
          TDK’s sales are generated by two business segments: electronic materials and components, and recording media and systems. The following is a breakdown of consolidated net sales of TDK and its consolidated subsidiaries by business segment for fiscal 2005, 2004 and 2003:

	2005	2004	2003	2005
		(millions		(millions
		of yen) (%)		of U.S. dollars)
Electronic Materials and Components:

Electronic materials	¥174,800	¥166,818	¥168,949	$1,633.7
	(26.6)	(25.4)	(27.9)
Electronic devices	116,387	107,999	112,729	1,087.7
	(17.7)	(16.5)	(18.7)
Recording devices	234,578	230,105	175,986	2,192.3
	(35.7)	(35.1)	(29.1)
Semiconductors and others	19,449	14,870	10,850	181.8
	(2.9)	(2.3)	(1.8)

Sub total	545,214	519,792	468,514	5,095.5
	(82.9)	(79.3)	(77.5)

Recording Media and Systems	112,639	136,000	136,351	1,052.7
	(17.1)	(20.7)	(22.5)

Total	¥657,853	¥655,792	¥604,865	$6,148.2
	(100.0)	(100.0)	(100.0)

Notes:

(1)	In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, certain amounts in the segment information do not reflect discontinued operations, previous fiscal year’s segment information has been reclassified to conform to the fiscal 2005 presentation.
(2)	The business segment information is required by the Japanese Securities Exchange Law. Segment information is unaudited.

Electronic Materials and Components TDK’s electronic materials and components are divided into four principal categories: (i) electronic materials; (ii) electronic devices; (iii) recording devices; and (iv) semiconductors and others. Overall business results of each category in fiscal 2005 compared to fiscal 2004 are as follows.
(i) Electronic materials The electronics materials sector is broadly divided into two product sectors: capacitors, and ferrite cores and magnets.
          Sales of multilayer chip capacitors, a mainstay of capacitor products, increased year over year. In the first half of fiscal 2005, the Athens Olympics propelled demand for digital home appliances higher, which had an add-on effect for components used in them. In the second half, however, demand for components cooled, this time the result of cutbacks in the production of digital home appliances, and prices also dropped. But, against this market backdrop, TDK absorbed the sales price declines and the effect of unfavorable foreign exchange movements through improvements to its product mix.
          In ferrite cores, sales declined from the previous fiscal year, despite higher demand for general-purpose power supply cores for digital home appliances and cores for communications equipment. This decrease was due to a reduction in output of deflection yoke cores and flyback transformer cores used in CRT TVs. Magnet sales increased year over year, the result of steadily rising demand for use in automotive and HDD applications.
(ii) Electronic devices The electronic devices sector is broken down into three categories: inductive devices, high-frequency components, and other products.
          Inductive devices, the largest product category in this sector, posted higher sales, despite lower sales prices and the negative effect of foreign exchange movements. This increase was attributed to higher demand spurred by acceleration in the pace at which automobiles are incorporating electronics and the increasing sophistication of mobile phones, as well as by new product launches.
          Sales of high-frequency components declined marginally year over year because higher sales volume and an improved product mix failed to completely offset persistently strong discounting pressure from mobile phone handset manufacturers, the main customer for these components. Other products include power systems and sensors and actuators. In power systems, sales of DC-DC converters and DC-AC inverters were healthy. Sensors and actuators recorded higher sales due to growth in demand for use in PCs and peripherals and communications equipment.
(iii) Recording devices The recording devices sector is divided into two categories: heads for HDDs, the mainstay of the sector, and other types of heads.
          Sales of HDD heads rose year over year. However, TDK had to overcome the loss of business from a major customer that started producing heads in house in 2004, as well as the impact of falling sales prices and unfavorable foreign exchange movements.
          Cutbacks in HDD inventories at customers in the first half of fiscal 2005 also affected the sector’s performance. However, demand for HDD heads rose in the second half of the fiscal year following the end of these cutbacks. Sales of other heads declined year over year due to sluggish sales of optical pickups.
(iv) Semiconductors and others In the semiconductors and others sector, the main product is anechoic chambers.
          TDK recorded slightly higher sales of anechoic chambers for electromagnetic noise control and equipment used in these chambers. There was also growth in external sales of manufacturing equipment due to higher investments in semiconductor facilities and equipment by customers.

Recording Media and Systems In the recording media & systems segment, the main products are audiotapes, videotapes, optical media and tape-based data storage media for computers.
          Sales of audiotape and videotapes declined year over year. While TDK maintained a high market share, demand is declining for these products as a whole. Sales of optical media increased, with higher DVD sales and lower CD-R sales. Sales of other products decreased year over year. There was an increase in sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers. However, a decline in sales caused by the sale in the previous fiscal year of a U.S. software development subsidiary and lower sales of recording equipment brought overall sales of other products down year over year.
* Linear Tape-Open, LTO, LTO logo, Ultrium and Ultrium logo are trademarks of HP, IBM and Certance LLC in the U.S., other countries or both.
     Marketing and Distribution
         Marketing channels in Japan
          TDK markets electronic materials and components in Japan through its sales division, which had approximately 244 sales representatives at March 31, 2005.
          In Japan, TDK markets magnetic recording tapes and optical disks through 6 district sales offices with a staff of 93. Approximately 52 percent of domestic sales of TDK brand products are made to approximately 124 distribution agents. These agents in turn sell TDK brand products to over 45,000 retailers in Japan. Remaining TDK brand products are sold directly to approximately 5,000 retail stores in Japan. OEM sales are made to certain manufacturers as well.
         Operations outside Japan
          TDK has 53 direct and indirect foreign subsidiaries as follows: 26 manufacture various product lines and distribute their products in their country of operation and other countries; 17 are sales subsidiaries which exclusively handle products manufactured by TDK; 1 is a holding company for the administration of TDK’s U.S. operations; 1 is a holding company for the administration of TDK’s European operations; 1 is a company for research and development in Ireland; 1 is a company for research and development in the U.S.; 1 is a company for design and development for semiconductors in the U.S.; 1 is a company for engineering service for magnetic heads in Singapore; 2 are local management company for the administration of TDK’s Chinese operations; 1 is a company for engineering service for magnetic heads in China, and 1 is a company for engineering service for magnetic heads in Korea. Principal manufacturing or assembly operations are conducted by subsidiaries in the following countries:

China	-	GMR heads, inductors, ferrite cores, capacitors, transformer, power supplies and ferrite magnets
United States	-	GMR heads, capacitors and ferrite magnets
Luxembourg	-	Videotapes, CD-Rs and DVDs
Taiwan	-	Capacitors, ferrite cores and power supplies
Philippines	-	GMR heads
Thailand	-	Audiotapes and rare-earth metal magnets
Malaysia	-	Capacitors and high-frequency components
Korea	-	Capacitors and inductors
Hungary	-	Capacitors and ferrite cores
Hong Kong	-	Ferrite cores
          In addition, TDK has sales subsidiaries in Germany, the United Kingdom, the United States, Hong Kong, Singapore, Australia, Brazil, Poland, China and Philippines.

          TDK is pursuing a policy of expanding overseas production, which enables TDK to more easily adapt to fluctuating exchange rates and potential trade barriers. Production outside Japan as a percentage of sales outside Japan was 81.9 percent in fiscal 2005, 78.9 percent in fiscal 2004 and 76.8 percent in fiscal 2003.
          Outside of Japan, TDK relies on a combination of its sales force, distribution agents, retailers and directed sales efforts to market its products.
          Consolidated net sales of TDK and consolidated subsidiaries by geographical area for fiscal 2005, 2004 and 2003 were as follows:

	2005		2004		2003		2005
			(millions of yen)(%)				(millions of U.S.
							dollars)
Japan	¥159,487	(24.2)	¥161,607	(24.6)	¥172,818	(28.6)	$1,490.5

North America	58,850	(9.0)	71,224	(10.9)	78,777	(13.0)	550.0

Europe	71,085	(10.8)	80,233	(12.2)	77,191	(12.8)	664.4

Asia and others	368,431	(56.0)	342,728	(52.3)	276,079	(45.6)	3,443.3

Total	¥657,853	(100.0)	¥655,792	(100.0)	¥604,865	(100.0)	$6,148.2

Notes:

(1)	In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, certain amounts in the segment information do not reflect discontinued operations, previous fiscal year’s segment information has been reclassified to conform to the fiscal 2005 presentation.

(2)	Net sales in each geographic area are based on the location of TDK entities where the external sales are generated.
     Patents and Licenses
          TDK has a variety of patents in Japan and other countries, and licenses from other companies, it believes that expiration of any one of its patents or licenses or related group of patents or licenses would not materially adversely affect its business activities. TDK does not believe that acquisition of new proprietary patents or other companies’ patents would have a material effect on operating results in the future.
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
     Raw Materials and Sources of Supply
          TDK purchases a wide variety of raw materials, machines, tools and parts for use in the manufacture of its products. The principal raw materials purchased include plastic resin, used to mould tape cassette shell and in packaging, magnetic powder of iron oxide, base film for magnetic tape and various electronic and mechanical parts. For products manufactured in Japan, TDK purchases such raw materials from approximately 1,900 different sources, primarily in Japan. However, TDK purchases base tape from mainly three suppliers in Japan, although alternative sources of supply exist. Recently TDK increased its purchases from overseas and also increased local procurement of raw materials. No single source accounted for more than 10 percent of total purchases for fiscal 2005.
          TDK monitors the availability of raw materials on a regular basis to ensure that it will not encounter any shortages. TDK has not experienced any significant difficulty in obtaining raw materials and believes that it will be able to continue to obtain comparable raw materials in sufficient quantities to meet its manufacturing needs in the future. TDK also believes that the effect of price volatility with respect to raw materials that it uses in manufacturing its products can be managed.

     C. Organizational structure
          As of March 31, 2005, TDK had 53 overseas subsidiaries and 18 Japanese subsidiaries. The following table lists the significant subsidiaries owned by TDK.

Name of company	Head office location	Function	Percentage owned
SAE Magnetics (H.K.) Ltd.	Hong Kong	Production of electronic materials and components	100.0%
TDK Taiwan Corporation	Taipei, Taiwan	Production of electronic materials and components	83.8%
TDK Hong Kong Co., Ltd.	Hong Kong	Production of electronic materials and components	100.0%
TDK Xiamen Co., Ltd.	Xiamen, China	Production of electronic materials and components	100.0%
Headway Technologies, Inc.	California, U.S.A.	Production of electronic materials and components	100.0%
TDK Fujitsu Philippines Corporation	Laguna, Philippines	Production of electronic materials and components	65.8%

Allied Focus Industry Ltd.	Hong Kong	Production of electronic materials and components	100.0%
TDK (Malaysia) Sdn. Bhd.	Negeri Sambian, Malaysia	Production of electronic materials and components	100.0%
TDK Components U.S.A., Inc.	Georgia, U.S.A.	Production of electronic materials and components	100.0%
TDK Dalian Corporation	Dalian, China	Production of electronic materials and components	100.0%
TDK Corporation of America	Illinois, U.S.A.	Sale of electronic materials and components	100.0%
TDK Electronics Europe GmbH	Düsseldorf, Germany	Sale of electronic materials and components	100.0%
TDK Singapore (Pte) Ltd.	Singapore	Sale of electronic materials and components and recording media & systems	100.0%
TDK Marketing Europe GmbH	Ratingen, Germany	Sale of recording media & systems	100.0%

TDK Electronics Corporation	New York, U.S.A.	Sale of recording media & systems	100.0%

TDK Recording Media Europe S.A.	Luxembourg	Production of recording media & systems	100.0%

TDK U.S.A. Corporation	New York, U.S.A.	Others	100.0%

TDK Europe S.A.	Luxembourg	Others	100.0%

TDK-MCC Corporation	Akita, Japan	Production of electronic materials and components	100.0%
TDK Shonai Manufacturing Corporation	Yamagata, Japan	Production of electronic materials and components	100.0%

TDK Akita Manufacturing Corporation	Akita, Japan	Production of electronic materials and components	100.0%

Media Technology Corporation	Yamanashi, Japan	Production of recording media & systems	70.0%

TDK Marketing Corporation	Tokyo, Japan	Sale of recording media & systems	100.0%

TDK Core Co., Ltd.	Tokyo, Japan	Others	100.0%

TDK Service Corporation	Tokyo, Japan	Others	100.0%

     D. Property, plants and equipment
          TDK’s manufacturing operations are conducted primarily at 33 plants in Japan and 21 plants overseas.
          The following table sets forth information, as of March 31, 2005, with respect to TDK’s manufacturing facilities, approximately 79 percent (in terms of floor space) of which are owned by TDK.

	Number of	Floor space
	principal	(thousands of
Location	factories	square feet)	Principal products manufactured
Japan
Akita	16	2,110	Capacitors, ferrite cores, inductors and high-frequency components
Nagano	4	1,146	GMR heads and optical disks
Chiba	1	663	Rare-earth metal magnets, ferrite cores and power supplies
Yamanashi	3	603	GMR heads and data storage tapes
Oita	1	471	Videotapes
Shizuoka	2	427	Ferrite magnets
Yamagata	3	311	Inductors
Iwate	1	298	Capacitors
Ibaraki	2	112	Display

Overseas
China	7	2,669	GMR heads, inductors, ferrite cores, capacitors, transformer, power supplies and ferrite magnets
United States of America	6	901	GMR heads, capacitors and ferrite magnets
Luxembourg	1	494	Videotapes, CD-Rs and DVDs
Taiwan	1	345	Capacitors, ferrite cores and power supplies
Philippines	1	344	GMR heads
Thailand	1	285	Audiotapes and rare-earth metal magnets
Malaysia	1	211	Capacitors and high-frequency components
Korea	1	164	Capacitors and inductors
Hungary	1	160	Capacitors and ferrite cores
Hong Kong	1	41	Ferrite cores

Total	54	11,755
          TDK considers all of its principal manufacturing facilities and other significant properties to be in good condition and adequate to meet the needs of its operations. TDK owns each of its significant properties.
          As of March 31, 2005, TDK excluded 1 plant (135 thousand square feet) in the Americas, 1 plant in Europe (2 thousand square feet) and 1 plant (59 thousand square feet) in Asia from the above table because these plants have ceased operating and are in the process of being sold or otherwise liquidated, in order to improve TDK’s profitability.
          In addition, TDK utilizes additional floor space at the above plants and elsewhere for laboratories, office buildings, and employee housing and welfare facilities, with an aggregate floor space of 5,560 thousand square feet, of which approximately 54 percent is owned by TDK and the balance is leased to TDK.

Item 5. Operating and Financial Review and Prospects
     Overview
          TDK was established in 1935 as the world’s first company to commercialize a magnetic material called ferrite. In the ensuing years, TDK has developed and commercialized a host of other materials and products. This drive is based on TDK’s founding spirit of “Contribute to culture and industry through creativity”.
          Looking ahead, TDK is determined to further refine its materials, process, and evaluation & simulation technologies-its core technologies-aiming to be an Exciting Company, a consummate e-material solution provider that delivers with perfect timing products imbuing value that customers want.
          TDK’s operations are affected by the economies of various regions of the world, including Japan, the United States, Europe and China. Despite rising crude oil prices and other factors that restricted growth, the U.S. economy generally expanded steadily due in part to an upturn in capital expenditures and improvements in employment statistics and household incomes. European economies, while resilient in the first half of fiscal 2005, suffered a slowdown in the second half due to the effects of a strengthening euro, rising crude oil prices and other negative factors. China, meanwhile, maintained a high economic growth rate. In comparison, the Japanese economy slowed due to a drop-off in exports, the result of second-half production cutbacks by manufacturers of IT and digital products, despite strength in capital expenditures that was supported by strong corporate earnings.
          In the electronics industry in the first half of fiscal 2005, demand for digital home appliances, such as LCD and plasma TVs and DVD recorders, was boosted by the Summer Olympic Games in Athens and other factors. This resulted in strong demand for the TDK’s electronic components in the first half. However, demand for these components began to cool in the second half in line with production cutbacks of finished products that use them.
          In this business environment, TDK continued to implement cost structure reforms, for example, the improvement of variable expenses by reviewing terms of supply and requesting discounts from purchased materials vendors. TDK also actively made investments to drive growth, such as by ramping up production capacity of capacitors and forging a strategic alliance in HDD heads.
          TDK posted consolidated net sales of ¥657,853 million in fiscal 2005, up 0.3 percent from ¥655,792 million in fiscal 2004. Operating income rose 5.9 percent, from ¥56,510 million in fiscal 2004 to ¥59,830 million in fiscal 2005. Income from continuing operations before income taxes increased 8.7 percent, from ¥55,847 million in fiscal 2004 to ¥60,728 million in fiscal 2005. Net income downed 20.9 percent, from ¥42,101 million in fiscal 2004 to ¥33,300 million in fiscal 2005. Basic net income per common share was ¥251.71 in fiscal 2005, down from ¥317.80 in fiscal 2004.
          TDK’s businesses are broadly classified into two business segments: the electronic materials and components segment and the recording media & systems segment.
          Electronic Materials and Components Segment is made up of four product sectors: (1)electronic materials, (2)electronic devices, (3)recording devices, and (4)semiconductors & others. Segment net sales increased 4.9 percent, from ¥519,792 million in fiscal 2004 to ¥545,214 million in fiscal 2005.
          Recording Media & Systems Segment is made up of four product categories: audiotapes, videotapes, optical media and other products. Segment sales declined 17.2 percent, from ¥136,000 million in fiscal 2004 to ¥112,639 million in fiscal 2005.

A. Operating Results
Results of Operations

	Years ended March 31
	2005	2004	2003	2005
		(millions of yen)		(millions
		(%)		of dollars)
Net sales	¥657,853	¥655,792	¥604,865	$6,148.2
	(100.0)	(100.0)	(100.0)
Cost of sales	484,323	476,407	459,552	4,526.4
	(73.6)	(72.6)	(76.0)
Gross profit	173,530	179,385	145,313	1,621.8
	(26.4)	(27.4)	(24.0)
Selling, general	119,886	122,875	115,569	1,120.4
and administrative expenses	(18.2)	(18.8)	(19.1)
Transfer to the government of the substitutional portion of Employees’ Pension Fund:
Subsidy from the government	(33,533)	—	—	(313.4)
	(-5.1)	—	—
Loss on settlement	27,347	—	—	255.6
	(4.2)	—	—
Restructuring costs	—	—	5,197	—
	—	—	(0.9)
Operating income	59,830	56,510	24,547	559.2
	(9.1)	(8.6)	(4.0)
Other income (other deductions)	898	(663)	(3,995)	8.4
	(0.1)	(-0.1)	(-0.7)
Income taxes and minority interests	23,763	12,492	6,959	222.1
	(3.6)	(1.9)	(1.1)
Loss from discontinued operations	3,665	1,254	1,574	34.3
	(0.5)	(0.2)	(0.2)

Net income	¥33,300	¥42,101	¥12,019	$311.2
	(5.1)	(6.4)	(2.0)

Sales by Region

	Years ended March 31
	2005	2004	2003	2005
		(millions of yen)		(millions
		(%)		of dollars)
Japan	¥184,025	¥168,623	¥165,484	$1,719.9
	(28.0)	(25.7)	(27.4)
Americas	77,813	88,734	104,134	727.2
	(11.8)	(13.5)	(17.2)
Europe	71,702	80,710	77,713	670.1
	(10.9)	(12.3)	(12.9)
Asia (excluding Japan) and Oceania	321,612	314,875	254,925	3,005.7
	(48.9)	(48.0)	(42.1)
Middle East and Africa	2,701	2,850	2,609	25.3
	(0.4)	(0.5)	(0.4)

Net sales	¥657,853	¥655,792	¥604,865	$6,148.2
	(100.0)	(100.0)	(100.0)

      This summary of sales by region is based on the location of the customer.

     Segment Information
     The following industry and geographic segment information is required by the Japanese Securities Exchange Law. Segment information is unaudited.
Industry Segment Information

	Years ended March 31
	2005	2004	2003	2005
		(millions of yen)		(thousands
				of dollars)
ELECTRONIC MATERIALS AND COMPONENTS
Net sales
Unaffiliated customers	¥545,214	¥519,792	¥468,514	$5,095,458
Intersegment	—	—	—	—

Total revenue	545,214	519,792	468,514	5,095,458
	(100.0%)	(100.0%)	(100.0%)	(100.0%)
Operating expenses	477,694	461,077	445,511	4,464,430
	(87.6%)	(88.7%)	(95.1%)	(87.6%)

Operating income	¥67,520	¥58,715	¥23,003	$631,028
	(12.4%)	(11.3%)	(4.9%)	(12.4%)

Identifiable assets	537,593	505,178	495,144	5,024,233
Depreciation and amortization	47,409	46,293	52,358	443,075
Capital expenditures	57,192	40,084	38,457	534,505

RECORDING MEDIA AND SYSTEMS
Net sales
Unaffiliated customers	¥112,639	¥136,000	¥136,351	$1,052,701
Intersegment	—	—	—	—

Total revenue	112,639	136,000	136,351	1,052,701
	(100.0%)	(100.0%)	(100.0%)	(100.0%)
Operating expenses	120,329	138,205	134,807	1,124,570
	(106.8%)	(101.6%)	(98.9%)	(106.8%)

Operating income (loss)	¥(7,690)	¥(2,205)	¥1,544	$(71,869)
	(-6.8%)	(-1.6%)	(1.1%)	(-6.8%)

Identifiable assets	84,160	97,186	96,761	786,542
Depreciation and amortization	5,397	4,433	4,774	50,439
Capital expenditures	3,813	4,387	2,569	35,635

ELIMINATIONS AND CORPORATE
Corporate assets	¥186,248	¥167,955	¥155,432	$1,740,636

TOTAL
Net sales
Unaffiliated customers	¥657,853	¥655,792	¥604,865	$6,148,159
Intersegment	—	—	—	—

Total revenue	657,853	655,792	604,865	6,148,159
	(100.0%)	(100.0%)	(100.0%)	(100.0%)
Operating expenses	598,023	599,282	580,318	5,589,000
	(90.9%)	(91.4%)	(95.9%)	(90.9%)

Operating income	¥59,830	¥56,510	¥24,547	$559,159
	(9.1%)	(8.6%)	(4.1%)	(9.1%)

Identifiable and corporate assets	808,001	770,319	747,337	7,551,411
Depreciation and amortization	52,806	50,726	57,132	493,514
Capital expenditures	61,005	44,471	41,026	570,140

Note:
In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, certain amounts in the segment information do not reflect discontinued operations, previous fiscal year’s segment information has been reclassified to conform to the fiscal 2005 presentation.

Geographic Segment Information

	Years ended March 31
	2005	2004	2003	2005
		(millions of yen)		(thousands
				of dollars)
JAPAN
Net sales	¥339,493	¥329,782	¥334,882	$3,172,832
Operating income	26,382	8,538	5,193	246,561
Identifiable assets	305,717	316,695	326,128	2,857,168

AMERICAS
Net sales	87,594	100,971	97,424	818,636
Operating income	5,496	4,985	1,439	51,364
Identifiable assets	70,844	65,584	73,845	662,093

EUROPE
Net sales	71,682	80,641	78,462	669,925
Operating income (loss)	(5,125)	(115)	(3,547)	(47,897)
Identifiable assets	44,961	51,797	48,108	420,196

ASIA AND OTHERS
Net sales	400,866	380,781	314,918	3,746,411
Operating income	33,551	42,912	20,640	313,561
Identifiable assets	263,621	228,058	193,637	2,463,748

ELIMINATIONS AND CORPORATE
Net sales	241,782	236,383	220,821	2,259,645
Operating income (loss)	474	(190)	(822)	4,430
Identifiable assets	122,858	108,185	105,619	1,148,206

TOTAL
Net sales	¥657,853	¥655,792	¥604,865	$6,148,159
Operating income	59,830	56,510	24,547	559,159

Identifiable and corporate assets	808,001	770,319	747,337	7,551,411

OVERSEAS SALES
Americas	¥77,813	¥88,734	¥104,134	$727,224
Europe	71,702	80,710	77,713	670,112
Asia and others	324,313	317,725	257,534	3,030,963
Overseas sales total	¥473,828	¥487,169	¥439,381	$4,428,299
Percentage of consolidated sales	72.0%	74.3%	72.6%	72.0%
Notes:
(1)	Net sales in each geographic area are based on the location of TDK entities where the sales are generated.

(2)	Overseas sales are based on the location of the customers.

(3)	In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, certain amounts in the segment information do not reflect discontinued operations, previous year’s segment information has been reclassified to conform to the fiscal 2005 presentation.

Fiscal 2005 Compared to Fiscal 2004
   Sales
     Consolidated net sales rose 0.3 percent from ¥655.8 billion to ¥657.9 billion ($6,148 million) in fiscal 2005, the year ended March 31, 2005.
     TDK’s operations are affected by the economies of various regions of the world, including Japan, the United States, Europe and China. Despite rising crude oil prices and other factors that restricted growth, the U.S. economy generally expanded steadily due in part to an upturn in capital expenditures and improvements in employment statistics and household incomes. European economies, while resilient in the first half of fiscal 2005, suffered a slowdown in the second half due to the effects of a strengthening euro, rising crude oil prices and other negative factors. China, meanwhile, maintained a high economic growth rate. In comparison, the Japanese economy slowed due to a drop-off in exports, the result of second-half production cutbacks by manufacturers of IT and digital products, despite strength in capital expenditures that was supported by strong corporate earnings.
     In the electronics industry in the first half of fiscal 2005, demand for digital home appliances, such as LCD and plasma TVs and DVD recorders, was boosted by the Summer Olympic Games in Athens and other factors. This resulted in strong demand for the TDK’s electronic components in the first half. However, demand for these components began to cool in the second half in line with production cutbacks of finished products that use them.
     In this business environment, TDK continued to implement cost structure reforms, for example, the improvement of variable expenses by reviewing terms of supply and requesting discounts from purchased materials vendors. TDK also actively made investments to drive growth, such as by ramping up production capacity of capacitors and forging a strategic alliance in HDD heads.
     As a result, the electronic materials and components segment posted net sales of ¥545.2 billion ($5,095 million), up 4.9 percent from ¥519.8 billion in the previous fiscal year.
     Sales in the electronic materials sector rose 4.8 percent from ¥166.8 billion to ¥174.8 billion ($1,634 million). Sales of multilayer chip capacitors, a mainstay of capacitor products, increased year over year. In the first half of fiscal 2005, the Athens Olympics propelled demand for digital home appliances higher, which had an add-on effect for components used in them. In the second half, however, demand for components cooled, this time the result of cutbacks in the production of digital home appliances, and prices also dropped. But, against this market backdrop, TDK absorbed the sales price declines and the effect of unfavorable foreign exchange movements through improvements to its product mix. In ferrite cores, sales declined from the previous fiscal year, despite higher demand for general-purpose power supply cores for digital home appliances and cores for communications equipment. This decrease was due to a reduction in output of deflection yoke cores and flyback transformer cores used in CRT TVs. Magnet sales increased year over year, the result of steadily rising demand for use in automotive and HDD applications.
     Sales in the electronic devices sector increased 7.8 percent from ¥108.0 billion to ¥116.4 billion ($1,088 million). Inductive devices, the largest product category in this sector, posted higher sales, despite lower sales prices and the negative effect of foreign exchange movements. This increase was attributable to higher demand spurred by acceleration in the pace at which automobiles are incorporating electronics and the increasing sophistication of mobile phones, as well as by new product launches. Sales of high-frequency components declined marginally year over year because higher sales volume and an improved product mix failed to completely offset persistently strong discounting pressure from mobile phone handset manufacturers, the main customer for these components. In power systems, sales of DC-DC converters and DC-AC inverters were healthy. Sensors and actuators recorded higher sales due to growth in demand for use in PCs and peripherals and communications equipment.

     In the recording devices sector, sales rose 1.9 percent from ¥230.1 billion to ¥234.6 billion ($2,192 million). Sales of HDD heads, the main product in this sector, rose year over year. However, TDK had to overcome the loss of business from a major customer that started producing heads in house in 2004, as well as the impact of falling sales prices and unfavorable foreign exchange movements. Cutbacks in HDD inventories at customers in the first half of fiscal 2005 also affected the sector’s performance. However, demand for HDD heads rose in the second half of the fiscal year following the end of these cutbacks. Sales of other heads declined year over year due to sluggish sales of optical pickups.
     Sales in the semiconductors & others sector climbed 30.8 percent from ¥14.9 billion to ¥19.4 billion ($182 million). TDK recorded slightly higher sales of anechoic chambers for electromagnetic noise control and equipment used in these chambers. There was also growth in external sales of manufacturing equipment due to higher investments in semiconductor facilities and equipment by customers.
     Operating income of the electronic materials and components segment in fiscal 2005 was ¥67.5 billion, up ¥8.8 billion from fiscal 2004. In spite of the deep-rooted pressure for sales price discounts, operating income increased due to higher sales of capacitors and inductive devices, discounts in raw materials and cost improvements by rationalization.
     In the recording media & systems segment, sales declined 17.2 percent from ¥136.0 billion to ¥112.6 billion ($1,053 million). Sales of audiotapes and videotapes declined year over year. While TDK maintained a high market share, demand is declining for these products as a whole. Sales of optical media increased, with higher DVD sales volume offsetting a sharp fall in DVD prices and lower CD-R sales. Sales of other products decreased year over year. There was an increase in sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers. However, a decline in sales caused by the sale in the previous fiscal year of a U.S. software development subsidiary and lower sales of recording equipment brought overall sales of other products down year over year.
     Operating loss of the recording media & systems segment in fiscal 2005 was ¥7.7 billion, up ¥5.5 billion from fiscal 2004. Operating loss increased due to a decline in demand of audiotapes and videotapes as a whole, decrease in sales as a result of sale of a subsidiary in the United States of America in fiscal 2004, and continuous drop in sales prices mainly in optical media.
     *Linear Tape-Open, LTO, LTO logo, Ultrium and Ultrium logo are trademarks of HP, IBM and Certance LLC in the U.S., other countries or both.
     By region, sales in Japan rose 9.1 percent from ¥168.6 billion to ¥184.0 billion ($1,720 million). Overseas sales declined 2.7 percent from ¥487.2 billion to ¥473.8 billion ($4,428 million). Overseas sales accounted for 72.0% of consolidated net sales.
     In Japan, sales in the electronic devices sector and recording media & systems segment declined, while higher sales were recorded in the electronic materials, recording devices and semiconductors & others sectors. The electronics materials and components segment saw its operating income increase by ¥17.6 billion due to increase in operating ratio, discount in raw materials and decrease in cost by rationalization. Although operating loss of the recording media & systems segment increased slightly, operating income in fiscal 2005 was ¥25.8 billion, up ¥16.9 billion from fiscal 2004.
     In Asia (excluding Japan) and Oceania, sales declined in the recording devices sector and recording media & systems segment, but sales increased in the electronic materials and electronic devices sectors. The operating income of the electronic materials and components segment decreased by ¥8.8 billion. This decrease is due to a significant decline in sales prices mainly in recording devices and capacitors. Operating income of the recording media & systems segment also decreased slightly, resulting in operating income for fiscal 2005 of ¥33.6 billion, ¥9.5 billion less than fiscal 2004.

     In the Americas, sales decreased in the electronic materials and recording devices sectors as well as the recording media & systems segment. The higher yen versus the U.S. dollar also impacted sales in the Americas. The operating income of the electronic materials and components segment decreased ¥0.9 billion from fiscal 2004. However, operating income in fiscal 2005 was ¥5.5 billion, up ¥0.9 billion from fiscal 2004, due to decrease in operating loss of the recording media & systems segment as a result of sale of a subsidiary engaged in software development.
     In Europe, lower sales were recorded in the electronic materials and semiconductors & others sectors as well as the recording media & systems segment. While operating loss of the electronic materials and components decreased, operating loss of the recording media & systems segment in fiscal 2005 reversed from operating income in fiscal 2004 to operating loss of ¥4.7 billion by decrease of ¥5.8 billion, due to a significant decline in sales prices mainly in optical media. As a result, operating loss in fiscal 2005 was ¥5.1 billion, ¥5.0 billion less than fiscal 2004.
  Effect of foreign exchange movements
     In fiscal 2005, overseas sales accounted for 72.0 percent of consolidated net sales, down 2.3 percentage points. As a result, fluctuations in foreign exchange rates have a significant effect on TDK’s consolidated sales and income. During fiscal 2005, the yen appreciated 5.0 percent in relation to the U.S. dollar and depreciated 1.9 percent in relation to the euro, based on TDK’s average internal exchange rates. Overall, TDK estimates that each ¥1 movement in the exchange rates during fiscal 2005 had the effect of reducing net sales by about ¥4.0 billion and operating income by about ¥1.0 billion, in relation to the prior fiscal year.
     By region, foreign exchange fluctuations reduced sales in Japan by about ¥3.8 billion, in Asia (excluding Japan) and Oceania by about ¥23.6 billion and in the Americas by about ¥5.5 billion, but increased sales in Europe by about ¥1.4 billion. The effect of foreign exchange fluctuations on consolidated net sales after the elimination of intersegment transactions was about ¥20.6 billion.
     TDK conducts a large share of business activities outside Japan as one way to offset the impact of exchange-rate fluctuations. Such activities include manufacturing and sales, as well as research, design and procurement. In-region production in fiscal 2005 represented 112.1 percent of sales in Asia (excluding Japan) and Oceania, 20.9 percent in the Americas, and 23.9 percent in Europe. Overseas production accounted for 59.0 percent of total sales in fiscal 2005, compared with 58.6 percent one year earlier, and for 81.9 percent of overseas sales, compared with 78.9 percent one year earlier. The rise in the percentage of overseas production in fiscal 2005 is mainly due to higher production in Asia in the electronic materials and components segment.
     TDK and certain overseas consolidated subsidiaries hedge exposure to foreign exchange movements by entering into forward foreign exchange contracts and swaps for some foreign currency-denominated obligations. Foreign exchange risk arising in operating activities is hedged by using forward foreign exchange contracts. In principle, TDK’s policy is to hedge up to 50 percent of expected foreign currency-denominated accounts receivable for each month for the next six months. Due to the global nature of operations, management realizes that currency movements continue to have the potential to exert a material influence on consolidated performance.
  Cost and expenses
     The cost of sales increased 1.7 percent from ¥476.4 billion in fiscal 2004 to ¥484.3 billion ($4,526 million) in fiscal 2005 due to higher sales. Cost of sales increased from 72.6 percent to 73.6 percent of net sales, respectively. This reflected the negative effects on earnings of strong discounting pressure in all segments and foreign exchange movements, mainly the appreciation of the yen relative to the U.S. dollar. These factors outweighed positive influences such as cost reductions from structural reforms and numerous other actions to cut costs, including the receipt of discounts on purchased materials. As a result, gross profit decreased 3.3 percent year over year.

     Selling, general and administrative expenses decreased ¥3.0 billion from ¥122.9 billion in fiscal 2004 to ¥119.9 billion ($1,120 million) in fiscal 2005, and decreased from 18.8 percent to 18.2 percent of net sales, respectively. Selling, general and administrative expenses decreased despite a 0.3 percent rise in net sales due to efforts to strictly manage fixed expenses, such as by lowering personnel expenses through greater operational efficiency. The main components of this decrease were reductions in personnel expenses of ¥3.1 billion and marketing expenses of ¥1.3 billion. Research and development expenses included in selling, general and administrative expenses increased ¥3.4 billion from ¥32.9 billion in fiscal 2004 to ¥36.3 billion ($340 million) in fiscal 2005, and increased from 5.0 percent to 5.5 percent of net sales, respectively.
     In addition, pursuant to the newly enacted Contributed Benefit Pension Plan Law, TDK received an exemption from the Minister of Health, Labor and Welfare, effective September 25, 2003, from the obligation to pay benefits related to future employee services with respect to the substitutional portion of its Employees’ Pension Fund (EPF). TDK was also granted an exemption from the obligation to pay benefits in relation to past employee services in October 2004 with respect to the substitutional portion of its domestic contributory plan. The transfer of the substitutional portion of TDK’s EPF liabilities to the government was completed on January 31, 2005. As a result of the transfer, TDK recognized as a subsidy from the Japanese government an amount equal to the difference between the fair value of the obligation deemed “settled” with the Japanese government and the assets required to be transferred to the government. The subsidy that TDK recognized amounted to ¥33.5 billion ($313 million). In addition, TDK recognized a settlement loss in an amount equal to the product of (i) the ratio of the obligation settled to the total EPF obligation outstanding immediately prior to settlement, both of which exclude the effect of future salary progression relating to the substitutional portion of the EPF obligation, and (ii) the net unrecognized gain/loss immediately prior to settlement, which amounted to ¥27.3 billion ($256 million). This gain and loss is included in operating income in the accompanying consolidated statements of income for the year ended March 31, 2005.
  Other income and deductions
     Other income (deductions) improved ¥1.6 billion from the previous fiscal year, reflecting a ¥2.2 billion decline in foreign exchange losses and a ¥1.0 billion decrease in loss on securities, net, as well as other factors.
   Income taxes and minority interests
     The ratio of income taxes to income from continuing operations before income taxes (the effective tax rate) increased from 21.7 percent in fiscal 2004 to 38.3 percent in fiscal 2005. The increase reflects mainly the fact that TDK received a notification and assessment of additional tax from the Tokyo Regional Tax Bureau (Nihonbashi Tax Office) asserting that prices charged and paid by TDK in connection with sales and purchases of products involving its overseas subsidiaries have not been commensurate with the prices of similar transactions involving unrelated third parties. The period of additional assessments covers tax years ending March 1999 through March 2003. The additional tax assessed by the Tokyo Regional Tax Bureau amounted to ¥12.0 billion including interest and penalty, which has been reflected as additional tax expense and other expense, net of deferred income tax benefits, in the accompanying consolidated statements of income for the year ended March 31, 2005.
   Net income
     TDK posted net income of ¥33.3 billion ($311 million), resulting in net income per diluted share of ¥251.56 ($2.35), compared with ¥317.69 in the previous fiscal year. Return on equity (ROE) decreased from 7.5 percent to 5.5 percent. This was due to an approximate ¥62.8 billion increase in stockholders’ equity, which reflected a decrease of about ¥38.7 billion in accumulated other comprehensive loss due to such factors as a decrease of about ¥32.9 billion in minimum pension liability adjustments following the transfer of the substitutional portion of EPF liabilities, as well as an increase in retained earnings.

     Cash dividends per share paid during the fiscal year totaled ¥60 ($0.56). This dividend is the sum of the June 2004 year-end dividend of ¥30 and the December 2004 interim dividend of ¥30. Shareholders of record on March 31, 2005 received a cash dividend of ¥40 per share at the end of June 2005.
     In fiscal 2005, consolidated net income included loss from discontinued operations of ¥3,665 million related to TDK Semiconductor Corporation. See discussion at Discontinued Operations.
Fiscal 2004 Compared to Fiscal 2003
   Sales
     Consolidated net sales increased 8.4 percent to ¥655.8 billion in fiscal 2004, the year ended March 31, 2004, from ¥604.9 billion one year earlier.
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
     In the electronics industry, the year was characterized by the rising popularity of LCD and plasma flat-screen TVs, digital cameras and DVD recorders, as well as by the increasing sophistication of mobile phones, replacement demand for PCs, and the growing use of electronics in automobiles. However, deflationary trends in world markets affected these finished products, placing unrelenting pricing pressure on electronic materials and components and recording media & systems, TDK’s main products.
     TDK saw orders drop in the first quarter (April-June 2003) of fiscal 2004 due to factors such as the Severe Acute Respiratory Syndrome (SARS) outbreak and fallout from the Iraq war. Nevertheless, TDK remained focused on implementing cost structure reforms, carrying on initiatives from fiscal 2003 to improve asset productivity and concentrate resources on strategic businesses.
     In the electronic materials and components segment, net sales increased 10.9 percent from ¥468.5 billion to ¥519.8 billion.
     Sales in the electronic materials sector decreased 1.3 percent from ¥168.9 billion to ¥166.8 billion. Sales of multilayer chip capacitors, a mainstay of capacitor products, increased. Higher orders for capacitors, which reflected growing demand for communications products, offset falling sales prices and the negative effect of exchange rate movements. In ferrite cores, deflection yoke cores and flyback transformer cores saw sales drop due to falling demand and sales prices. The drop in orders for these cores was a reflection of a rapid shift in consumer demand from CRT TVs to LCD, plasma and other flat-panel models. Higher sales of small coils and transformer cores, a category where demand increased, failed to offset this decrease, resulting in a decline in overall sales of ferrite cores. Magnet sales declined as the effect of falling sales prices outweighed higher sales volumes.
     In the electronic devices sector, sales decreased 4.2 percent from ¥112.7 billion to ¥108.0 billion. Inductive devices, the largest product category in this sector, posted higher sales as demand for communications applications increased in line with advances in the performance of mobile phones. However, sales growth was held back by lower sales prices and foreign currency movements. Sales of high-frequency components decreased despite an upswing in shipment volumes that resulted from strong demand for components used in mobile phones, the main market for these components, and successful activities to win new orders. The decrease reflected the continuing glut in the supply of high-frequency components in the market as a whole, which prompted customers to demand price reductions that were greater than in other electronic component categories. Sensors and actuators recorded higher sales due to growth in demand for communications applications and PCs and peripherals. However, sales of power systems declined due to lackluster demand associated with the amusement field, a sector where demand was strong in the previous fiscal year.

     Recording devices sales climbed 30.8 percent from ¥176.0 billion to ¥230.1 billion. Sales of HDD heads, the main product in this sector, were up sharply. This was primarily because of continuing expansion in the HDD market and the resulting robust HDD sales by major TDK customers. Sales of other heads also increased.
     Sales in the semiconductors & others sector climbed 37.1 percent from ¥10.9 billion to ¥14.9 billion. Growth reflected higher sales of anechoic chambers for noise control and equipment used in these chambers.
     Operating income of the electronic materials and components segment in fiscal 2004 was ¥58.7 billion, up ¥35.7 billion from fiscal 2003. This increase was due to significantly higher sales of recording devices and cost reductions such as reduced depreciation from reforms to the profit structure. This increase offset declines in profit due to lower sales of other products and the negative effect of the appreciation of the yen.
     In the recording media & systems segment, sales edged down 0.3 percent from ¥136.4 billion to ¥136.0 billion. While TDK continued to command a high share of the audiotape and videotape markets, sales in these two categories decreased as demand continued to shrink due to structural changes. Optical media products posted increased sales, with higher sales volumes of CD-Rs and DVDs in an expanding market offsetting lower sales prices. Sales of other products decreased. Higher sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers failed to offset lower sales of PC software, recording equipment and other products.
     The recording media & systems segment saw some increased profits due to higher sales of optical media products. However, the segment experienced losses of ¥2.2 billion in fiscal 2004, down ¥3.7 billion from fiscal 2003, due to falling sales prices of other products and significantly reduced profits from the negative effect of the appreciation of the yen.
     * Linear Tape-Open, LTO, LTO logo, Ultrium and Ultrium logo are trademarks of HP, IBM and Certance LLC in the U.S., other countries or both.
     By region, sales in Japan increased 1.9 percent to ¥168.6 billion in fiscal 2004 from ¥165.5 billion in fiscal 2003. There was a 10.9 percent rise in overseas sales year over year to ¥487.1 billion from ¥439.4 billion in fiscal 2003. Overseas sales accounted for 74.3 percent of consolidated net sales.
     In Japan, sales edged up from the previous fiscal year as higher sales in the recording devices sector offset sales decreases caused by lower orders for DC-DC converters for the amusement field and falling demand for audiotapes. The electronic materials and components segment saw its operating income increase by ¥7.2 billion due to ongoing cutbacks in expenses and improvements in cost categories mainly in raw materials price reductions resulting from structural reforms. This increase offset losses in the recording media & systems segment. Accordingly, operating income for fiscal 2004 increased to ¥8.5 billion, up ¥3.3 billion from fiscal 2003.
     In Asia (excluding Japan) and Oceania, sales increased due to higher sales of recording devices, as TDK regained market share, and strong sales of electronic materials and electronic devices. The operating income of the electronic materials and components segment significantly increased by ¥22.2 billion. This increase accounted for almost the entire increase in operating income across the region, which was due mainly to increased sales of recording devices. The profits of the recording media & systems segment remained practically unchanged, resulting in operating income for fiscal 2004 of ¥42.9 billion, ¥22.3 billion more than fiscal 2003.
     In the Americas, sales decreased due to the effect of foreign exchange translation resulting from the appreciation of the yen. Other factors were lower sales in the recording media & systems segment despite higher sales of optical media products, including DVDs, due to lower sales of other products; and lower sales in the electronic materials and components segment. The operating income of the electronic materials and components segment increased by ¥5.7 billion. This increase resulted mainly from an increase in sales of recording devices. This increase offset losses in the recording media & systems segment, which resulted from reduced sales of PC software and recording equipment. Accordingly, operating income for fiscal 2004 was ¥5.0 billion, up ¥3.6 billion from fiscal 2003.

     In Europe, sales increased. Sales were sluggish in the electronic materials and components segment, but rose in the recording media & systems segment as sharply higher sales of DVDs and other optical media products countered falling demand for audiotapes. The operating income of the recording media & systems segment increased by ¥2.3 billion, due mainly to increased sales of optical media, which, when combined with increased profits in the electronic materials and components segment, resulted in operating losses for fiscal 2004 of ¥0.1 billion, an improvement of ¥3.4 billion on fiscal 2003.
   Effect of foreign exchange movements
     In fiscal 2004, overseas sales accounted for 74.3 percent of consolidated net sales, up 1.7 percentage points. As a result, fluctuations in foreign exchange rates have a significant effect on TDK’s consolidated sales and income. During fiscal 2004, the yen appreciated 7.2 percent in relation to the U.S. dollar and depreciated 9.7 percent in relation to the euro, based on TDK’s average internal exchange rates. Overall, TDK estimates that each ¥1 movement in exchange rates during fiscal 2004 had the net effect of reducing net sales by about ¥4.0 billion and operating income by about ¥1.5 billion, in relation to the prior fiscal year.
     By region, foreign exchange fluctuations reduced sales in Japan by about ¥11.0 billion, sales in Asia (excluding Japan) and Oceania by about ¥31.0 billion and sales in the Americas by about ¥9.3 billion, but increased sales in Europe by about ¥4.5 billion. The negative effect of foreign exchange fluctuations on consolidated net sales after the elimination of intersegment transactions was about ¥25.8 billion.
     TDK conducts a large share of business activities outside Japan as one way to offset the impact of exchange-rate fluctuations. Such activities include manufacturing and sales, as well as research, design and procurement. In-region production in fiscal 2004 represented 111.6 percent of sales in Asia (excluding Japan) and Oceania, 22.5 percent in the Americas, and 23.8 percent in Europe. Overseas production accounted for 58.6 percent of total sales in fiscal 2004, compared with 55.8 percent one year earlier, and for 78.9 percent of overseas sales, compared with 76.8 percent one year earlier. The rise in the percentage of overseas production in fiscal 2004 is mainly due to higher production in Asia in the electronic materials and components segment primarily as a result of an increase in overseas production, which rose in line with sales growth resulting from a recovery in market share in recording devices.
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
   Cost and expenses
     The cost of sales increased 3.7 percent from ¥459.6 billion in fiscal 2003 to ¥476.4 billion in fiscal 2004 due to higher sales. Cost of sales decreased from 76.0 percent to 72.6 percent of net sales, respectively. This reflected both an improvement in the capacity utilization rate accompanying higher sales, and cutbacks in expenses and improvements in various cost categories resulting from structural reforms. These benefits outweighed strong downward pressure on prices and the adverse effects of foreign exchange movements. As a result, gross profit increased 23.4 percent.

     Selling, general and administrative expenses increased ¥7.3 billion from ¥115.6 billion in fiscal 2003 to ¥122.9 billion in fiscal 2004, and decreased from 19.1 percent to 18.7 percent of net sales, respectively. Selling, general and administrative expenses rose in line with the 8.4 percent rise in net sales as TDK prevented further growth in these expenses by strictly managing fixed expenses. Personnel, which is the payment of salaries, bonuses and retirement payments, freight charges, marketing expenses and outsourcing expenses increased ¥2.6 billion, ¥0.9 billion, ¥0.7 billion, and ¥0.4 billion, respectively. Research and development expenses represented 5.0 percent of net sales, the same as in the previous fiscal year.
   Other income and deductions
     Other income (deductions) improved ¥3.3 billion from the previous fiscal year. While there was a ¥1.6 billion increase in foreign exchange losses, there was a ¥2.2 billion decrease in loss on securities, net and increase of ¥1.3 billion in equity in earnings of affiliates.
   Income taxes and minority interests
     The ratio of income taxes to income from continuing operations before income taxes (the effective tax rate) decreased from 30.1 percent in fiscal 2003 to 21.7 percent in fiscal 2004. The decrease reflects decrease in additional valuation allowance provided during the year and the higher amounts of income earned in China, etc. during fiscal 2004, which were taxed at rates lower than TDK’s effective rate for all other jurisdictions in which it pays income taxes.
   Net income
     TDK posted a net income of ¥42.1 billion, resulting in net income per diluted share of ¥317.69, compared with ¥90.56 in the previous fiscal year. The return on equity increased from 2.1 percent to 7.5 percent. Cash dividends per share paid during the fiscal year totaled ¥50. This dividend is the sum of the June 2003 year-end dividend of ¥25 and the December 2003 interim dividend of ¥25. Shareholders of record on March 31, 2004 received a cash dividend of ¥30 per share at the end of June 2004.
     In fiscal 2004, consolidated net income included loss from discontinued operations of ¥1,254 million related to TDK Semiconductor Corporation. See discussion at Discontinued Operations.

Discontinued Operations
     On March 31, 2005, TDK entered into an agreement to sell all outstanding stock of its wholly owned subsidiary, TDK Semiconductor Corporation (“TSC”) for ¥1,509 million ($14,103 thousand) to Golden Gates Capital (“Buyer”). The sale of TSC is part of TDK’s continuing shift away from non-core products and technologies. The sale agreement also includes earn-out payments, to be made by the Buyer to TDK, of up to ¥3,478 million ($32,505 thousand). The payments are contingent upon certain milestones being met related to future revenue targets extending through 2007. The transaction was completed on April 8, 2005. TDK has accounted for the sale of TSC as a discontinued operation. The results of operations for this subsidiary have been reported as discontinued operations for all periods presented and selected financial information for the years ended March 31, 2005, 2004 and 2003 for the discontinued operations, are summarized as follows:

				U.S. Dollars
	Yen (Millions)			(Thousands)
	2005	2004	2003	2005
Net sales	¥2,242	3,070	4,015	$20,953

Loss from operations before income taxes (including loss on disposal of ¥454 million in 2005)	3,509	244	2,471	32,794
Income tax expense (benefit)	156	1,010	(897)	1,458

Loss from discontinued operations	¥3,665	1,254	1,574	$34,252

Loss from discontinued operations per share:
Basic	¥(27.70)	(9.47)	(11.86)	$(0.26)
Diluted	(27.69)	(9.46)	(11.86)	(0.26)
See Note 20 to the Consolidated Financial Statements for further discussion.

     B. Liquidity and capital resources
     Operating capital requirements
          TDK’s requirements for operating capital primarily are for the purchase of raw materials and parts for use in the manufacture of its products. These expenses are booked as manufacturing expenses and selling, general and administrative expenses. The payment of payroll expenses, marketing expenses accompanying sales activities, and distribution-related expenses account for a significant portion of operating expenses. Personnel expenses account for a significant portion of R&D expenses. The necessary funds for these expenses are provided from cash generated by operations.
     Capital Expenditures
          In fiscal 2005, capital expenditures on a cash basis rose ¥16.5 billion from ¥44.5 billion to ¥61.0 billion ($570 million). This was the result of aggressive investment in IT home electronics appliances; high-speed, large-capacity networks; and car electronics, which are fields TDK regards as strategically important for growth.
          In the electronic materials and components segment, capital expenditures totaled ¥57.2 billion. TDK invested in the expansion of production capacity of HDD heads, facilities for rationalizing these activities and the development of technology for coping with increasing areal density. These investments centered mainly on China, the U.S. and the Philippines. Furthermore, investments were made to increase production and rationalize operations in multilayer chip capacitors and inductors, where growth in sales is expected due to acceleration in the pace at which electronics are being incorporated in automobiles, the increasingly sophisticated nature of mobile phones and other factors. These investments were made mainly in Japan and China.
          In the recording media & systems segment, capital expenditures totaled ¥3.8 billion, mainly for facilities to increase DVD production.
          The funds for these capital expenditures are provided by internal sources generated from depreciation and amortization and profits.
          Capital expenditures for fiscal 2004, which are described in detail below, increased by ¥3.5 billion, from ¥41.0 billion for fiscal 2003 to ¥44.5 billion.
          In the electronic materials and components segment, due to the expansion of the market for recording devices, TDK has made investments principally in Asia, but also in the Americas and Japan, to increase production and rationalization for its recording devices. Other major expenditures include investments to increase production and rationalization for electronic materials and electronic devices (principally capacitors), and investments into the development of new products. Capital expenditures of this segment increased by ¥1.7 billion from ¥38.4 billion to ¥40.1 billion.
          In the recording media and systems segment, investments have been made in Europe and Japan to increase production and develop optical media products, whose market is expanding. Capital expenditures of this segment increased by ¥1.8 billion from ¥2.6 billion to ¥4.4 billion.
          In principle, the funds for these capital expenditures are provided from cash generated by operations.
          Capital expenditures for fiscal 2003, which are described in detail below, decreased by ¥17.3 billion, from ¥58.3 billion for fiscal 2002 to ¥41.0 billion.
          In the electronic materials and components segment, investments have been made in the Americas, Asia and Japan, for increased production and rationalization mainly of its recording devices, whose market is expanding. Other major investments have been investments into increased production and rationalization of electronic materials and electronic devices, such as capacitors and magnets, and investments into the development of new products. Capital expenditures of this segment decreased by ¥16.2 billion from ¥54.6 billion to ¥38.4 billion by concentrating on key sectors.

          In the recording media and systems segment, investments have been made mainly in Japan to increase production and develop optical media products, whose market is expanding. Capital expenditures of this segment decreased by ¥1.1 billion from ¥3.7 billion to ¥2.6 billion.
          In principle, the funds for these capital expenditures are provided from cash generated by operations.
     Financial Management
          Operating capital and capital expenditures are, in principle, funded by cash generated through operating activities. To improve capital efficiency, to the extent possible, TDK centralizes financial management in the Head Office, having introduced a cash management system (CMS) in Japan, the U.S. and Europe. Surplus funds are invested with an emphasis on low risk and liquidity. Funds from within the group will be utilized, to the extent possible, to extend financing to subsidiaries that cannot procure operating capital or funds for capital expenditures themselves.
Cash flows for fiscal 2005, 2004 and 2003 are summarized as follows:

	Years ended March 31
	2005	2004	2003	2005
	(millions of yen)			(millions
				of dollars)
Income from continuing operations	¥36,965	¥43,355	¥13,593	$345.5
Adjustments to reconcile net income to net cash provided by operating activities	56,617	70,465	92,323	529.1

Net cash provided by operating activities	93,582	113,820	105,916	874.6

Net cash used in investing activities	(60,863)	(37,647)	(46,220)	(568.8)
Net cash used in financing activities	(9,458)	(9,661)	(7,925)	(88.4)
Net cash provided by (used in) discontinued operations	(1,625)	761	(1,983)	(15.2)
Effect of exchange rate changes on cash and cash equivalents	2,717	(10,669)	(4,998)	25.4

Net change in cash and cash equivalents	¥24,353	¥56,604	¥44,790	$227.6

          Fiscal 2005 cash and cash equivalents increased ¥24.3 billion from ¥227.2 billion to ¥251.5 billion ($2,351 million). Operating activities provided net cash of ¥93.6 billion ($875 million), ¥20.2 billion less than in fiscal 2004. The major component of cash provided by operating activities was depreciation and amortization of ¥52.8 billion, up ¥2.1 billion. In terms of changes in assets and liabilities, inventories decreased ¥11.3 billion, the result of efforts to reduce inventories, while retirement and severance benefits declined ¥6.8 billion due to the transfer of the substitutional portion of EPF liabilities and changes to the pension system. In addition, trade payables and accrued expenses decreased ¥8.0 billion and ¥11.4 billion, respectively, and income taxes payables, net increased ¥8.8 billion.
          Investing activities used net cash of ¥60.9 billion ($569 million), ¥23.3 billion more than the ¥37.6 billion used in the previous fiscal year. TDK used ¥61.0 billion for capital expenditures, ¥16.5 billion more than in fiscal 2004, as a result of making aggressive investments to drive growth. Furthermore, payment for purchase of investments in securities increased ¥2.4 billion year over year. Regarding research and development expenses, TDK’s policy is to focus investments in the strategic fields of IT home electronic appliances, high-speed and large-capacity networks and car electronics. Funds for research and development will be appropriated from internal funds.
          Financing activities used net cash of ¥9.5 billion ($88 million), a decrease of ¥0.2 billion from the ¥9.7 billion used in fiscal 2004. There was an increase of ¥1.3 billion in dividends paid due to the increase in the dividend. On the other hand, there was a decline in the repayment of debt because debt has been virtually eliminated.

          Regarding procurement costs, TDK has long-term corporate credit ratings of AA- and A1 from Standard & Poor’s and Moody’s, respectively. Furthermore, Standard & Poor’s gives TDK their highest short-term credit rating, A-1+, and TDK’s U.S. subsidiaries have been given the highest short-term rating of P-1 by Moody’s. These ratings allow TDK to procure funds if needed at low interest rates.
          TDK’s fundamental policy is to give consideration to a consistent increase in dividends based on factors such as the return on equity (ROE), dividends as a percentage of equity (DOE) and TDK’s results of operations on a consolidated basis. Funds for paying dividends are allocated from internal funds.
          In the dynamically changing electronics industry, it is necessary to make well-timed investments. Given this need, and the possibility that unstable financial conditions will continue in Japan, TDK’s policy is to maintain a high level of liquidity. TDK thus has no immediate plans to repurchase its stock.
          TDK estimates that operating cash flows and other internal resources will provide adequate liquidity in fiscal 2006. Regarding cash flows for the fiscal years ending March 31, 2006 and onward, TDK expects to provide the necessary funds from operating cash flows by increasing profitability and improving the return on assets.
          Fiscal 2004 cash and cash equivalents increased ¥56.6 billion to ¥227.2 billion from ¥170.6 billion in the previous fiscal year. Operating activities provided net cash of ¥113.8 billion, a year-on-year increase of ¥7.9 billion. This reflected mainly a ¥30.1 billion increase in net income to ¥42.1 billion and a ¥6.4 billion decrease in depreciation and amortization to ¥50.7 billion, as well as decreases in trade receivables and inventories of ¥5.0 billion and ¥21.4 billion, respectively. Regarding the shortfall in pension assets, TDK plans to take action in response to certain recent reforms to the pension system, including transferring the substitutional portion of Employees’ Pension Fund (“EPF”) liabilities.
          Investing activities used net cash of ¥37.6 billion, a decrease of ¥8.6 billion from ¥46.2 billion in the previous fiscal year. The main factor was a ¥6.2 billion decrease in payment for purchase of other investments to ¥0.4 billion. Regarding research and development expenses, TDK’s policy is to focus investments in the strategic fields of IT home electronic appliances, high-speed and large-capacity networks and car electronics. Funds for research and development will be appropriated from internal funds.
          Financing activities used net cash of ¥9.7 billion, ¥1.8 billion more than the ¥7.9 billion in cash used in the previous fiscal year. This mainly represented an increase of ¥0.8 billion in repayments of short-term debt and a ¥0.7 billion increase in dividends paid.
          Fiscal 2003 cash and cash equivalents increased ¥44.8 billion to ¥170.6 billion, from ¥125.8 billion in the previous fiscal year. Operating activities provided net cash of ¥105.9 billion, a year over year increase of ¥61.7 billion. This reflected mainly a ¥37.8 billion increase in net income to ¥12.0 billion; a decrease of ¥3.8 billion in depreciation and amortization to ¥57.1 billion; a decrease in inventories of ¥14.9 billion; and an increase of ¥20.9 billion in trade payables. Regarding the shortfall in pension assets, TDK is currently considering reforms to the pension system, including transferring the substitutional portion of employee pension fund liabilities.
          Investing activities used net cash of ¥46.2 billion, a decrease of ¥11.3 billion, from ¥57.5 billion in the previous fiscal year. The main factor was a ¥17.3 billion decrease in capital expenditures to ¥41.0 billion. Regarding research and development expenses, TDK’s policy is to focus investments in the strategic fields of IT home electronic appliances, high-speed and large-capacity networks and car electronics. Funds for research and development will be appropriated from internal funds.
          Financing activities used net cash of ¥7.9 billion, ¥5.3 billion less than the ¥13.2 billion in cash used in the previous fiscal year. This mainly represented a ¥3.3 billion decrease in repayments of short-term debt and a ¥2.0 billion decrease in dividends paid.

Capital resources as of March 31, 2005, 2004 and 2003 are summarized as follows:

	Years ended March 31
	2005	2004	2003	2005
	(millions of yen)			(millions
		(%)		of dollars)
Short-term debt	¥—	¥315	¥1,431	$—
	(—)	(0.1)	(0.3)
Current installments of long term debt	103	101	488	1.0
	(0.0)	(0.0)	(0.1)
Long-term debt, excluding current installments	81	27	94	0.7
	(0.0)	(0.0)	(0.0)
Stockholders’ equity	639,067	576,219	553,885	5,972.6
	(100.0)	(99.9)	(99.6)

Total capital	¥639,251	¥576,662	¥555,898	$5,974.3
	(100.0)	(100.0)	(100.0)

          TDK currently has no capital market debt outstanding. However, TDK maintains long-term corporate credit ratings of AA- and A1 from Standard & Poor’s and Moody’s, respectively. Furthermore, Standard & Poor’s gives TDK their highest short-term credit rating, A-1+ and TDK’s U.S. subsidiaries have been given the highest rating of P-1 by Moody’s.
          Total assets amounted to ¥808.0 billion ($7,551 million) as of March 31, 2005, up ¥37.7 billion from ¥770.3 billion at the previous fiscal year-end. As of March 31, 2005, cash and cash equivalents were ¥251.5 billion ($2,351 million), ¥24.3 billion higher than ¥227.2 billion a year ago. Trade receivables were ¥148.0 billion ($1,383 million), ¥9.7 billion higher than ¥138.3 billion a year ago. Property, plant and equipment increased ¥8.1 billion from ¥208.9 billion to ¥217.0 billion ($2,028 million) and noncurrent deferred income taxes decreased ¥25.5 billion from ¥34.1 billion to ¥8.6 billion ($81 million).
          Total liabilities decreased ¥27.0 billion from ¥190.8 billion to ¥163.8 billion ($1,531 million). Trade payables rose ¥2.2 billion from ¥59.9 billion to ¥62.1 billion ($580 million), and income taxes payables increased ¥14.6 billion from ¥4.7 billion to ¥19.3 billion ($180 million). However, retirement and severance benefits declined ¥44.7 billion from ¥73.5 billion to ¥28.8 billion ($270 million) due to the transfer of the substitutional portion of EPF liabilities and changes to the pension system. Accrued expenses decreased ¥2.4 billion from ¥33.4 billion to ¥31.0 billion ($290 million).
          Total stockholders’ equity increased ¥62.9 billion from ¥576.2 billion to ¥639.1 billion ($5,973 million). Retained earnings increased ¥24.8 billion from ¥560.8 billion to ¥585.6 billion ($5,472 million) and accumulated other comprehensive loss decreased ¥38.7 billion from ¥90.4 billion to ¥51.7 billion ($483 million).
          Total assets amounted to ¥770.3 billion as of March 31, 2004, up ¥23.0 billion from ¥747.3 billion at the previous fiscal year-end. As of March 31, 2004, cash and cash equivalents were ¥227.2 billion, ¥56.6 billion higher than ¥170.6 billion a year ago. However, property, plant and equipment decreased ¥17.0 billion to ¥208.9 billion from ¥225.9 billion, and noncurrent deferred income taxes decreased ¥9.8 billion to ¥34.1 billion from ¥43.9 billion.
          Total liabilities increased ¥0.7 billion, from ¥190.1 billion to ¥190.8 billion. Trade payables increased ¥2.9 billion, from ¥57.0 billion to ¥59.9 billion, accrued expenses increased ¥5.3 billion from ¥28.1 billion to ¥33.4 billion, and income taxes payables increased ¥3.6 billion, from ¥1.1 billion to ¥4.7 billion. Retirement and severance benefits decreased ¥11.5 billion, from ¥85.0 billion to ¥73.5 billion.
          Total stockholders’ equity increased ¥22.3 billion, from ¥553.9 billion to ¥576.2 billion. Retained earnings rose ¥34.9 billion, from ¥525.9 billion to ¥560.8 billion, while accumulated other comprehensive loss rose ¥11.6 billion, from ¥78.8 billion to ¥90.4 billion.

          Total assets amounted to ¥747.3 billion as of March 31, 2003, down ¥2.6 billion from ¥749.9 billion at the previous fiscal year-end. Among current assets, cash and cash equivalents increased ¥44.8 billion, from ¥125.8 billion to ¥170.6 billion, while net trade receivables decreased ¥2.8 billion, from ¥142.8 billion to ¥140.0 billion, and inventories were down ¥17.2 billion, from ¥91.1 billion to ¥73.9 billion. And property, plant and equipment decreased ¥39.7 billion, from ¥265.6 billion to ¥225.9 billion, as TDK reviewed capital expenditures.
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
          R&D expenditures amounted to ¥36.3 billion ($340 million), 5.5 percent of net sales in fiscal 2005; ¥32.9 billion, 5.0 percent of net sales in fiscal 2004; and ¥30.1 billion, 5.0 percent of net sales in fiscal 2003.
          In its R&D activities, the group continues to work on strengthening and expanding development of new products that respond to diversification in the electronics market. In particular, the group is concentrating on next-generation recording-related products, micro electronics modules for mobile communications-related applications, and energy-efficient, environmentally friendly devices based on materials and design technologies. Furthermore, the group is using its reservoir of technologies to conduct efficient R&D activities concentrating in three strategic areas: IT home electronic appliances; high-speed and large-capacity networks and car electronics.
          In the electronic materials and components field, development themes include commercialization of optimum ferrite materials for transformers and choke coils that possess both a high saturation magnetic flux density and a low core loss, commercialization of 100Gbpsi GMR heads for HDDs, development of next-generation magnetic recording technology and development of high-frequency-related components for mobile communications applications. In the recording media & systems field, the group has made progress with research on next-generation DVD-related products, including commercialization of Blu-ray discs. Furthermore, in EMC-related areas, which draw on TDK’s materials technologies, TDK is working toward the commercialization of products designed for the increasingly higher frequencies used in electronic devices.

          R&D at TDK is conducted by the Materials R&D Center, Advanced Process Technology Center, Devices Development Center, Production Engineering Development Center, Materials Analysis Center, Application Center, Silicon System Development Dept., New Business Development Dept. and the R&D functions of each operating group. Each facility is developing new products and technologies in its respective area of responsibility. The Application Center devises the necessary application technologies with the aim of keeping TDK in step with market trends and customer needs. The Materials R&D Center is responsible for research in magnetic and dielectric materials that use powder metallurgy. The Advanced Process Technology Center facilitates the use of cutting-edge process technologies. The Devices Development Center conducts research in next-generation recording and communications technologies as well as new devices.
          In terms of overseas R&D activities, TDK is conducting R&D in collaboration with leading universities in the U.S. and U.K., and overseas R&D subsidiaries are making use of local technological resources. In China, where TDK is aiming to establish and develop an operating base capable of supporting growth, R&D activities are being carried out in the area of electronic components and materials. In addition, consolidated subsidiary Headway Technologies, Inc. is developing next-generation HDD heads.
          Although TDK has a variety of patents in Japan and other countries, and licenses from other companies, it believes that expiration of any one of its patents or licenses or related group of patents or licenses would not materially adversely affect its business activities. Total income from patents and licenses was ¥0.5 billion ($5 million) in fiscal 2005, ¥0.1 billion in fiscal 2004 and ¥0.2 billion in fiscal 2003. TDK paid ¥9.3 billion ($87 million) in fiscal 2005, ¥8.1 billion in fiscal 2004 and ¥7.9 billion in fiscal 2003 for patents and licenses, mainly royalties for licenses related to the recording devices business. TDK does not believe that acquisition of new proprietary patents or other companies’ patents would have a material effect on operating results in the future.
     D. Trend information
     Economic environment
          The world economy is grappling with a host of risk factors such as surging crude oil prices and raw materials costs, and fluctuations in the foreign exchange rates of major currencies. It is also being influenced by the effects of developments in the U.S., which is burdened with current-account and budget deficits, and in China, which continues to achieve a high rate of growth. With 2005 also the trough of the current semiconductor cycle, there is a persistent sense of uncertainty about the economic outlook.
          Against this economic backdrop, from a medium-term perspective, the electronics industry is expected to see the growth of digital home appliances, the convergence of information and communications, as typified by the increasingly diverse functions offered by mobile phones, and the greater use of electronics in motor vehicles. These trends are expected to result in continued expansion in demand for the electronic components that the TDK develops, manufactures and sells.
     Critical accounting policies
          Critical accounting policies are those that require application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.
          The following is not intended to be a comprehensive list of all of TDK’s accounting policies. TDK’s significant accounting policies are more fully described in Note 1 to the Consolidated Financial Statements. In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. generally accepted accounting principles, with no need for management’s judgment in their application. There are also areas in which management’s judgment in selecting an available alternative would not produce a materially different result.

          TDK has identified the following as critical accounting policies: impairment of long-lived assets, valuation of inventories, goodwill and other intangible assets, pension benefit costs, and deferred tax assets.
     Impairment of long-lived assets
          As of March 31, 2005 and 2004, the aggregate of TDK’s property, plant and equipment and amortized intangible assets was ¥229.6 billion and ¥223.1 billion, which accounted for 28.4 percent and 29.0 percent of the total assets, respectively. TDK believes that impairment of long-lived assets are critical to TDK’s financial statements because the recoverability of the amounts or lack thereof, could significantly affect its results of operations.
          TDK’s long-lived assets and certain identifiable intangibles are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This review is performed using estimates of future cash flows. If the carrying amount of the asset is considered to be impaired, an impairment charge is recorded for the amount by which the carrying value of an asset exceeds its fair value. Management believes that the estimates of future cash flows and fair values are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuation of those long-lived assets and significantly affect TDK’s financial position and results of operations. These unforeseen changes include a possible further decline in demand and price for optical media products due to a shift in demand from CD-Rs to DVD related products including Blu-ray discs. TDK makes investments with due prudence, taking sufficiently into consideration the future profitability of products and the recoverability of investments.
     Valuation of inventories
          Inventories are stated at the lower of cost or market, with cost determined on the average cost method. The carrying value of inventory is reduced for estimated obsolescence by the difference between its cost and the estimated market value based upon assumptions about future demand. TDK evaluates the inventory carrying value for potential excess and obsolete inventory exposures by analyzing historical and anticipated demand. In addition, known and anticipated engineering change orders are evaluated against on-hand quantities for their potential obsolescence affects. As fluctuations in estimates, which become a standard in recognizing adjustments in the carrying values of inventory for expected obsolescence, are influential to business results of TDK, we conclude it as a critical accounting policy. If actual demand were to be substantially lower than estimated, additional inventory adjustments for excess or obsolete inventory may be required, which could have a material adverse effect on TDK’s business, financial condition and results of operations.
          Regarding the appropriateness of estimates in the past, TDK does not take a method to assume various scenarios, but a method to reconsider every quarter by comparing estimate and actual results. For example, in the operation management of product sector with rapid development in technological innovation such as the recording devices sector, TDK revises the estimates of valuation of obsolete inventories arising from the timely response to customers’ demands for high-efficiency products on a quarterly basis.
     Goodwill and other intangible assets
          Goodwill and other intangible assets that are determined to have an indefinite life are not amortized and are tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below their carrying amount. Fair value for these assets is determined using a discounted cash flow analysis, which is based on an authorized business plan. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations.

     Pension benefit costs
          Employee pension benefit costs and obligations are dependent on assumptions used by actuaries in calculating such amounts. These assumptions include discount rates, retirement rates and mortality rates which are based upon current statistical data, as well as salary growth, long-term return on plan assets and other factors. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect TDK’s recognized expense and recorded obligation in future periods. While TDK believes that its assumptions used are appropriate, differences in actual experience or changes in assumptions may affect TDK’s benefit obligations and future expense.
          In preparing its financial statements for fiscal 2005, TDK established a discount rate of 2.1 percent and an expected long-term rate of return of 2.2 percent on plan assets. In estimating the discount rate, TDK uses available information about rates of return on long-term risk free governmental and corporate bonds currently available and expected to be available during the period to the maturity of the pension benefits. TDK established the expected long-term rate of return on plan assets based on management’s expectations in respect of the long-term returns of the various plan asset categories in which it invests. Management developed expectations with respect to each plan asset category based on actual historical returns and its current expectations for future returns.
          A decrease in the discount rate leads to an increase in actuarial pension benefit obligations that could lead to an increase in net periodic pension cost through amortization of unrecognized actuarial gain or losses. A 50 basis point decrease in the discount rate would increase the projected benefit obligation by approximately 10 percent.
          An increase in the expected return on plan assets may decrease net periodic pension cost in the current year. For fiscal 2005, a 50 basis point decrease in the long-term rate of return would increase net benefit cost by approximately ¥0.7 billion. However, the difference between the expected return and the actual return on those assets could negatively affect net income in future years.
     Deferred tax assets
          TDK has significant deferred tax assets, which are subject to realizability assessment. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the planned reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that all of the deferred tax assets less valuation allowance, will be realized. However, in the event future projections for income are not realized or are realized in lesser amounts, or in cases where management revises the assessment of the potential for realization of deferred tax assets based on other factors, deferred tax assets may be determined not to be realizable, which then would require TDK to increase a valuation allowance against the deferred tax assets resulting in additional income tax expenses.

     New accounting pronouncements
     New Accounting Standards
          In March 2004, the Emerging Issues Task Force reached a consensus on Issue 03-1 (“EITF 03-1”), “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. EITF 03-1 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under Statement of Financial Accounting Standards No. 115 (“SFAS 115”), “Accounting for Certain Investments in Debt and Equity Securities”, and nonmarketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. The FASB issued a FASB Staff Position EITF 03-1-1 in September 2004 which delayed the effective date of the recognition and measurement provisions of EITF 03-1. The adoption of EITF 03-1 is not expected to have a material effect on TDK’s consolidated results of operations and financial position.
          In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share Based Payment” (“SFAS 123R”). SFAS 123R is a revision of SFAS 123, “Accounting for Stock Based Compensation”, and supersedes APB 25. SFAS 123R requires TDK to measure the cost of employee services received in exchange for equity awards based on the grant date fair value of the awards. The cost will be recognized as compensation expense over the vesting period of the awards. In April 2005, the Securities and Exchange Commission deferred the effective date of SFAS 123R to the beginning of the first annual period after June 15, 2005. TDK is currently evaluating the effect that the adoption of SFAS 123R will have on TDK’s consolidated financial position and results of operations.
          In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 (“SFAS 151”), “Inventory Costs – an amendment of Accounting Research Bulletin No. 43 (“ARB 43”), Chapter 4”. SFAS 151 amends the guidance in ARB 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that items such as idle facility expense, excessive spoilage, double freight and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB 43. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred in fiscal periods beginning after June 15, 2005. TDK does not expect the adoption of SFAS 151 to have a material effect on TDK’s consolidated financial position and results of operations.
     E. Off-Balance Sheet Arrangements
          As part of its ongoing business, TDK does not conduct transactions with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other limited purposes.
          TDK has various pension plans covering its employees. The unfunded amount as of March 31, 2005 was ¥42.3 billion ($396 million). The unfunded amount decreased by ¥47.7 billion as compared with last year mainly due to the transfer of the substitutional portion of EPF liabilities. As of March 31, 2005, ¥28.8 billion was accrued on the balance sheet as retirement and severance benefits, ¥44.7 billion less than a year ago.
          Regarding loans, TDK essentially uses group funds, based on a policy of, in principle, not borrowing from banks or other outside sources. However, certain of TDK’s overseas subsidiaries have their own credit facilities based on commercial paper issuing programs, allowing them to raise short-term funds should they be required.
          Regarding TDK’s capital expenditure plans, TDK’s policy is to invest actively in targeted strategic fields to drive growth. Capital expenditures will be funded using internally generated funds.

          TDK is planning capital expenditures of ¥65.0 billion in fiscal 2006, primarily for the expansion of production facilities and upgrading of facilities. Actual capital expenditures could differ from this forecast as a result of factors such as shifts in technology, demand, prices, competition, economic environments and foreign exchange rates.
     F. Tabular Disclosure of Contractual Obligations
          On March 31, 2005, commitments outstanding for the purchase of property, plant and equipment approximated ¥12.3 billion ($115 million). TDK has entered into several purchase agreements with certain suppliers whereby TDK is committed to purchase a minimum amount of raw materials to be used in the manufacture of its products. Future minimum purchases remaining under the agreements approximated ¥3.8 billion ($36 million) at March 31, 2005. Contingent liabilities for guarantees of loans of TDK’s employees and affiliates amounted to approximately ¥6.3 billion ($59 million).
          Contractual obligations on March 31, 2005 are summarized as follows:

	Payments Due by Period (Yen in millions)
		Less than	1 to 3	3 to 5	After 5
	Total	1 year	years	years	years
Contractual obligations:

Long-term debt	¥184	103	74	7	—

Operating leases	6,808	2,355	2,830	900	723

Purchase commitment of raw materials	3,841	3,247	291	177	126
Purchase commitment of property, plant and equipment	12,292	12,292	—	—	—

Total	23,125	17,997	3,195	1,084	849

     G. Safe Harbor
          This report contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK and its subsidiaries that are not historical facts. These forward-looking statements are based on current forecasts, estimates, assumptions, plans, beliefs and evaluations in light of information available to management on the date of this report.
          In preparing forecasts and estimates, TDK and its subsidiaries have used as their basis, certain assumptions as necessary, in addition to confirmed historical facts. However, due to their nature, there is no guarantee that these statements and assumptions will prove to be accurate in the future. TDK therefore wishes to caution readers that these statements, facts and certain assumptions contained in this report are subject to a number of risks and uncertainties and may prove to be inaccurate.
          The electronics markets in which TDK and its subsidiaries operate are highly susceptible to rapid changes. Furthermore, TDK and its subsidiaries operate not only in Japan, but in many other countries. As such, factors that can have significant effects on its results include, but are not limited to, shifts in technology, demand, prices, competition, economic environments and foreign exchange rates.

Item 6. Directors, Senior Management and Employees
     A. Directors and senior management
          Directors, corporate officers and corporate auditors of TDK as of June 29, 2005 and their respective business experience are listed below.
     Directors

Name (Date of birth)	Position, responsibility and brief personal record
Hajime Sawabe	Representative Director, President and CEO – since June 1998
(Jan. 9, 1942)	- Director of TDK since June 1996

Jiro Iwasaki	Director, Senior Vice President – since June 2002
(Dec. 6, 1945)	In charge of General Manager of Administration Group and Environment
- Director of TDK since June 1996
- General Manager of Administration Group and Environment since June 2002

Shinji Yoko	Director, Senior Vice President – since June 2002
(Jan. 2, 1948)	In charge of General Manager of Electronic Components Sales and Marketing Group
- Director of TDK since June 1998
- Appointed Deputy General Manager of Electronic Components Business Group, General Manager of High Frequency Devices Division in April 2000
- General Manager of Electronic Components Sales and Marketing Group since June 2002

Takeshi Nomura	Director, Senior Vice President – since June 2002
(Mar. 8, 1952)	In charge of General Manager of Ferrite and Magnet Products Business Group
- Director of TDK since 1998
- Appointed General Manager of Materials Research Center, General Manager of Intellectual Properties Center in July 2002
- Appointed General Manager of Materials Research Center, General Manager of Intellectual Properties Center, General Manager of Information Technology Research Center and Technology in July 2003
- Appointed General Manager of Technology Group, General Manager of Intellectual Properties Center and Technology in January 2004
- Appointed General Manager of Technology Group, General Manager of Intellectual Properties Center, General Manager of Devices Development Center and Technology in July 2004
- General Manager of Ferrite and Magnet Products Business Group since April 2005

Yasuhiro Hagihara	Director* – since June 2002
(Oct. 19, 1937)	- Admitted to the bar in Washington D.C., U.S.A. in April 1971
- Elected Partner of Graham & James L.L.P. in January 1979
- Partner of Squire, Sanders & Dempsey L.L.P. since July 2000

Name (Date of birth)	Position, responsibility and brief personal record
Takehiro Kamigama	Director, Executive Vice President – since June 2004
(Jan. 12, 1958)	In charge of General Manager of Data Storage and Thin Film Technology Components Business Group
- Appointed General Manager of Data Storage Components Business Group in October 2001
- Corporate Officer of TDK since June 2002
- General Manager of Data Storage and Thin Film Technology Components Business Group since April 2003
- Appointed Senior Vice President of TDK in June 2003

Seiji Enami	Director and CFO– since June 2005
(Sep. 14, 1947)	In charge of General Manager of Finance and Accounting Department
- Appointed General Manager of Recording Media and Systems Business Group Industrial Sales Department in April 2000
- General Manager of Finance and Accounting Department since April 2001
- CFO of TDK since June 2004
     Corporate Officers

Name (Date of birth)	Position, responsibility and brief personal record
Kiyoshi Ito	Corporate Officer, Executive Vice President – since June 2004
(May 28, 1944)	In charge of General Manager of SCM Group and Production
- Appointed General Manager of Electronic Components Business Group Capacitors Division in March 1999
- Appointed Director of TDK in June 2000
- Appointed General Manager of Circuit Devices Business Group in October 2001
- Appointed Corporate Officer, Senior Vice President of TDK in June 2002
- Appointed General Manager of Circuit Devices Business Group, General Manager of Ceramic Material Products Division in June 2002
- General Manager of SCM Group and Production since April 2005

Takaya Ishigaki	Corporate Officer, Senior Vice President – since June 2005
(Apr. 10, 1953)	In charge of General Manager of Circuit Devices Business Group, Capacitor Group Senior Manager
- Appointed Deputy General Manager of Circuit Devices Business Group, Capacitor Group Senior Manager, General Manager of Multilayer Ceramics Manufacturing Department in October 2001
- Appointed Corporate Officer of TDK in June 2003
- General Manager of Circuit Devices Business Group, Capacitor Group Senior Manager since April 2005

Name (Date of birth)	Position, responsibility and brief personal record
Minoru Takahashi	Corporate Officer, Senior Vice President – since June 2005
(Feb. 12, 1948)	In charge of General Manager of Technology Group, General Manager of Devices Development Center and Technology, Intellectual Properties
- Appointed General Manager of Sensors and Actuators Business Division, General Manager of Business Promotions Department in April 2002
- Corporate Officer of TDK since June 2003
- Appointed General Manager of Sensors and Actuators Business Group in November 2004
- General Manager of Technology Group, General Manager of Devices Development Center and Technology, Intellectual Properties since April 2005

Yukio Hirokawa	Corporate Officer – since June 2002
(Feb. 19, 1947)	In charge of General Manager of Network Devices Business Group
- Appointed Associate Director, Electronic Components Sales and Marketing Group East Japan Sales Department Senior Manager in June 2000
- Appointed Associate Director, CRM Group Strategic Sales Department Senior Manager in April 2001
- Appointed Associate Director, Deputy General Manager of Network Devices Business Group in October 2001
- General Manager of Network Devices Business Group since January 2002

Masatoshi Shikanai	Corporate Officer – since June 2002
(Oct. 3, 1949)	In charge of General Manager of Recording Media and Solutions Business Group
- Appointed General Manager of Recording Media and Systems Business Group Europe Division in April 2000
- Appointed Deputy General Manager of Recording Media and Systems Business Group in February 2001
- General Manager of Recording Media and Solutions Business Group since October 2001

Michinori Katayama	Corporate Officer – since June 2002
(Dec. 9, 1946)	In charge of General Manager of Corporate Communications Department
- General Manager of Corporate Communications Department since January 1999

Kenryo Namba	Corporate Officer – since June 2002
(Jan. 6, 1947)	In charge of Deputy General Manager of Technology Group, General Manager of Material Analysis Center and Organic Materials
- Appointed General Manager of Corporate Research and Development Center in April 2001
- Appointed Deputy General Manager of Technology Group, General Manager of Devices Development Center, General Manager of Material Analysis Center in January 2004
- Deputy General Manager of Technology Group, General Manager of Material Analysis Center and Organic Materials since July 2004

Name (Date of birth)	Position, responsibility and brief personal record
Raymond Leung	Corporate Officer – since June 2004
(Apr. 18, 1956)	In charge of General Manager of China Operation Group, Vice Chairman of SAE Magnetics (H.K.) Ltd.
- Appointed President of SAE Magnetics (H.K.) Ltd. in October 2000
- Appointed Deputy General Manager of Data Storage and Thin Film Technology Components Business Group in June 2004
- General Manager of China Operation Group, Vice Chairman of SAE Magnetics (H.K.) Ltd. since April 2005

Shunji Itakura	Corporate Officer – since June 2005
(Nov. 15, 1947)	In charge of General Manager of Display Business Department
- Appointed President of TDK (Malaysia) Sdn. Bhd. in January 1999
- General Manager of Display Business Department since April 2001

Shiro Nomi	Corporate Officer – since June 2005
(May 8, 1949)	In charge of General Manager of Corporate Strategy Corporate Planning Department
- Appointed General Manager of Corporate Planning Department in October 2000
- General Manager of Corporate Strategy Corporate Planning Department since October 2001

Shinichi Araya	Corporate Officer – since June 2005
(Mar. 7, 1952)	In charge of Deputy General Manager of Circuit Devices Business Group, Inductor Group Senior Manager
- Appointed General Manager of Mechatronics Division in January 1999
- Appointed General Manager of Mechatronics Division, General Manager of Production Engineering Development Department in April 2000
- Appointed Deputy General Manager of Production Engineering Development Center in April 2001
- Appointed General Manager of Production Engineering Development Department in October 2001
- Deputy General Manager of Circuit Devices Business Group, Inductor Group Senior Manager since April 2002

     Corporate Auditors

Name (Date of birth)	Position, responsibility and brief personal record
Takuma Otsuka (Feb. 23, 1944)	Corporate Auditor – since June 2000 - Appointed Director of TDK in June 1998

Masaaki Miyoshi (Sep. 3, 1947)	Corporate Auditor – since June 2003 - Appointed President of Korea TDK Co., Ltd. in July 2000

Kazutaka Kubota (Oct. 11, 1942)	Corporate Auditor* – since June 2003
- Appointed Vice President of Asahi Bank, Ltd. in June 2000
- Appointed President of Asahigin Research Institute, Ltd.
and Corporate Auditor of Saitama Railway Corporation in June 2002

Kaoru Matsumoto (Dec. 8, 1947)	Corporate Auditor* – since June 2003 - Registration as a Certified Public Accountant in March 1976 - Establishment of Kaoru Matsumoto & Co. since November 1977

Ryoichi Ohno (Nov. 3, 1958)	Corporate Auditor* – since June 2004
- Registration as a U.S. Certified Public Accountant in
  November 1988
- Senior Vice President and Chief Financial Officer of The
  Gibraltar Life Insurance Co., Ltd. and Finance Vice President
of Prudential Financial Inc. since September 2001
Notes(*)
  All of TDK’s Directors (except Yasuhiro Hagihara), Corporate Officers and Corporate Auditors (except Kazutaka Kubota, Kaoru Matsumoto and Ryoichi Ohno) have been engaged on a full-time basis.
     All Directors and Corporate Auditors are elected by the general meeting of shareholders. The term of office of Directors is one year. The current term of all Directors expires in June 2006. The term of office of Corporate Auditors is four years. The current terms for Mr. Otsuka, Mr. Miyoshi, Mr. Kubota, Mr. Matsumoto and Mr. Ohno expire in June 2007.
     There are no family relationships between any Director or Corporate Officer or Corporate Auditor and any other Director or Corporate Officer or Corporate Auditor of TDK.

     B. Compensation
(1)	The aggregate direct remuneration, including bonuses but excluding retirement allowances, paid by TDK during the years ended March 31, 2005 and 2004 to all Directors and Corporate Auditors of TDK who served during each of those years was approximately ¥254 million ($2,374 thousand) and ¥326 million, respectively. During fiscal 2005, TDK’s Directors and Corporate Officers as of June 29, 2005 received 662 and 461 stock acquisition rights as stock options, respectively. Each right represents an option to purchase 100 shares of common stock of TDK. Further details regarding the grants are listed below. For a discussion of other material terms of the issuance of these stock acquisitions rights, please see Item 6.E. “Share ownership”. TDK does not disclose individual remuneration for each Director and Corporate Auditor and aggregate direct remuneration for Corporate Officers except for compensation in the form of stock acquisition rights, because such disclosure is not required under Japanese regulations.

		Number of stock acquisition rights were
Name	Position	granted individually during fiscal 2005
Directors
Hajime Sawabe	Representative Director, President and CEO	187
Jiro Iwasaki	Director, Senior Vice President	99
Shinji Yoko	Director, Senior Vice President	92
Takeshi Nomura	Director, Senior Vice President	92
Yasuhiro Hagihara	Director (outside)	10
Takehiro Kamigama	Director, Executive Vice President	137
Seiji Enami	Director and CFO	45

		662

Corporate Officers
Kiyoshi Ito	Corporate Officer, Executive Vice President	129
Takaya Ishigaki	Corporate Officer, Senior Vice President	59
Minoru Takahashi	Corporate Officer, Senior Vice President	52
Yukio Hirokawa	Corporate Officer	45
Masatoshi Shikanai	Corporate Officer	45
Michinori Katayama	Corporate Officer	52
Kenryo Namba	Corporate Officer	45
Raymond Leung	Corporate Officer	10
Shunji Itakura	Corporate Officer	8
Shiro Nomi	Corporate Officer	8
Shinichi Araya	Corporate Officer	8

		461

(2)	When a Director or Corporate Auditor retires, a proposal to pay a lump sum retirement allowance is submitted to the general meeting of shareholders for approval. After shareholder approval is obtained, the amount of the retirement allowance for a Director or Corporate Auditor is determined in the case of the Director by the Board of Directors, and in the case of the Corporate Auditor by the Corporate Auditors, and generally reflects his/her prior positions, the length of his/her service as a Director or Corporate Auditor and his/her contribution to TDK’s performance. The aggregate amount set aside as lump sum retirement allowance by TDK during fiscal 2005 and fiscal 2004 for Directors and Corporate Auditors of TDK totaled approximately ¥14 million ($131 thousand) and ¥13 million, respectively. In addition, TDK introduced a Corporate Officer system in June 2002 to improve management efficiency and expedite decision-making. With introduction of a Corporate Officer system (See Item 6.C. “Board practices”), the remuneration system at large was reviewed and a lump sum retirement allowance for Directors was abolished. As decided by the Directors in office at the meeting of shareholders held on June 27, 2002, the conventional retirement reserve fund has been frozen, and all payments from the fund will require the consent of a general meeting of shareholders, which vote shall take place at the time of the Director’s retirement.
               TDK has a stock option plan for Directors, Corporate Officers and all other employees. See Item 6.E. “Share ownership”.
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
     TDK introduced a Corporate Officer system in June 2002 to improve management efficiency and expedite decision-making. Corporate Officers are elected at the meeting of the Board of Directors held immediately after the ordinary general meeting of shareholders, for a term of one year, but may serve any number of terms upon appointment of the Board of Directors each time following the expiration of the term. With respect to the expiration of the term of office of the respective Corporate Officers, see Item 6.B. “Compensation”. The Board of Directors may elect from among Corporate Officers one or more Executive Vice Presidents, Senior Vice Presidents and Corporate Senior Officers. Each of the Corporate Officers has the authority individually to operate businesses of which he/she is in charge, under the control of the Board of Directors.
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
     The Special Audit Law requires Large Companies to have three or more corporate auditors and provides that at least half or more of such corporate auditors must be outside corporate auditors. The Special Audit Law defines “outside corporate auditor” as “a corporate auditor who has not been a director, executive officer, manager or other employee of such Large Company or any of its subsidiaries at any time before his/her assumption of office as corporate auditor”.
     TDK is fully in compliance with the Code and Special Audit Law. TDK has seven directors and one of them (Yasuhiro Hagihara) is an outside director. TDK also has five corporate auditors and three of them (Kazutaka Kubota, Kaoru Matsumoto, and Ryoichi Ohno) are outside corporate auditors.
2. Definition of “Independent Director”
     As mentioned above, TDK is not required to have outside directors by law, however, TDK voluntarily elected one outside director (Yasuhiro Hagihara).
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
     TDK, a Large Company within the meaning of the Special Audit Law, is required to have at least three corporate auditors and at least a half or more of such corporate auditors must be outside auditors.

     The meaning of “outside” corporate auditors under the Special Audit Law is not exactly the same as the meaning of “independence” provided in the Rules with respect to directors. The Special Audit Law provides that an “outside corporate auditor” is “a corporate auditor who has not been a director, executive officer, manager or other employee of such Large Company or any of its subsidiaries at any time before their assumption of office as corporate auditor”.
     Of the five TDK corporate auditors, three of them—Mr. Kazutaka Kubota, Mr. Kaoru Matsumoto and Mr. Ryoichi Ohno—are outside corporate auditors within the meaning of the Special Audit Law.
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
4. Nominating / Corporate Governance Committee
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
     The CAC has three members: one outside director (Yasuhiro Hagihara), one non-outside director (Jiro Iwasaki) and an outside expert on compensation.
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

6. Audit Committee
     Japanese law does not require TDK, a Company with Corporate Auditors, to set up an audit committee, and TDK therefore has not established an audit committee. TDK, however, has established the board of corporate auditors pursuant to the Code and Special Audit Law (consisting of five corporate auditors including three outside corporate auditors), which exempts TDK from Rule 10A-3 of the Exchange Act requiring companies to have an audit committee. This exemption is specifically provided by Rule 10A-3(c)(3) of the Exchange Act and this rule applies to TDK because TDK meets all the elements enumerated in the Rule:
(i)	TDK has a board of corporate auditors (kansayaku-kai) established and selected pursuant to the Code and the Special Audit Law expressly permitting such a board;

(ii)	The Code prohibits a corporate auditor from concurrently serving as a director of the company and thus the Code requires the board of corporate auditors to be separate from the board of directors;

(iii)	The corporate auditors are elected by the shareholders at a shareholders’ meeting under the Code and not by the management of TDK. The Code prohibits a corporate auditor from concurrently serving as a manager or other employee of the company, and therefore no executive officer of TDK is a member of the board of corporate auditors;

(iv)	The Code prohibits a corporate auditor from serving as a director, manager or other employee of the company or any of its subsidiaries, or as an executive officer of any subsidiary of the company. The Special Audit Law prohibits a corporate auditor of a Large Company from concurrently serving as a director, executive officer, manager or other employee of any of its consolidated subsidiaries. The Special Audit Law requires a Large Company to have three or more corporate auditors, at least half or more of whom must be a person who has not been a director, executive officer, manager or other employee of such Large Company or any of its subsidiaries at any time before their assumption of office as corporate auditor. As such, the Code and the Special Audit Law provide for the standards for independence of the board of corporate auditors from the management of TDK;

(v)	The Special Audit Law provides that an accounting auditor (kaikei kansanin) must be appointed at a shareholders’ meeting; however, it also provides that, in order to submit a proposal concerning an appointment of an accounting auditor to a shareholders’ meeting, the directors must obtain the consent of the board of corporate auditors and that the board of corporate auditors may, by resolution, demand that the directors include the appointment of an accounting auditor in the agenda of a shareholders’ meeting or demand that the directors submit a proposal concerning the appointment of a certain accounting auditor who is recommended by the board of corporate auditors. The Special Audit Law provides that the board of corporate auditors may, by resolution, dismiss an accounting auditor for causes enumerated in the Special Audit Law such as breach of his or her duties. The Special Audit Law also provides that in order to submit a proposal concerning a dismissal of an accounting auditor to a shareholders’ meeting, the directors must obtain the consent of the board of corporate auditors and that the board of corporate auditors may, by resolution, demand that the directors include the dismissal of a certain accounting auditor in the agenda of a shareholders’ meeting. The board of corporate auditors may audit in their own right if it believes that the manner or result of an audit by the accounting auditors is not reasonable. To this end, a corporate auditor may, if necessary for the performance of his/her duties, request the accounting auditors to provide a report on their duties. Further, it is also provided that the accounting auditors must submit an audit report directly to the board of corporate auditors and the corporate auditors may demand the accounting auditors to provide an explanation with respect to their audit report. As such, in accordance with the Special Audit Law, the board of corporate auditors of TDK is responsible, to the extent permitted by law, for the appointment, retention and supervision of the work of a registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for TDK; and

(vi)	Under Japanese law, the establishment of the procedures for the receipt, retention, and treatment of complaints and the confidential, anonymous submission by employees is a responsibility of the board of directors, not the corporate auditors or the board of corporate auditors, and thus, the board of directors of TDK has established such procedures. Each corporate auditor of TDK may, however, investigate the status of such procedures at any time and state his/her opinion at a meeting of the board of directors if he/she considers it necessary. Each corporate auditor of TDK has the authority to engage independent counsel and other advisers if such engagement is necessary to carry out his/her duties. Each corporate auditor may require TDK to pay any and all expenses necessary for carrying out of his/her duties, including compensation of any advisers employed by him/her and ordinary administrative expenses.
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
8. Code of Business Conduct and Ethics
     Although Japanese law does not require TDK to adopt or disclose a code of business conduct and ethics, TDK has voluntarily adopted and disclosed one. See Item 16B. “Code of Ethics”.
9. Significant Differences in Corporate Governance Practices between TDK and U.S. Companies under NYSE Listing Standards
     This “TDK corporate governance practice” satisfies the disclosure requirement.

New Corporation Code
     The Corporation Code (Kaisha-ho) was passed by the Japanese Diet in June 2005. The Corporation Code will integrate into a single code currently effective legislation regarding companies, including Chapters 2, 3 and 4 of the Commercial Code, the Limited Liability Company (Yugen-Kaisha) Law and the Law for Special Provisions for the Commercial Code concerning Audits, etc. of Joint Stock Corporations (Kabushiki-Kaisha). In addition, the Corporation Code will significantly change traditional concepts and systems under the currently effective Commercial Code and other laws in many respects. Accordingly, the statements contained in this Report, including, but not limited to, the statements in Item 10 as well as in Significant differences in corporate governance practices between TDK and U.S. listed companies on the New York Stock Exchange of Item 6.C. may be subject to change once the Corporation Code becomes effective. Before the Corporation Code can become effective, it must first be officially promulgated. Following promulgation, the effective date will be determined by cabinet order, which in any event must be within eighteen months after the date of promulgation. Although the Corporation Code was promulgated on July 26, 2005, the cabinet order has not been issued yet. It is generally anticipated, however, that the effective date of the Corporation Code will be on or after April 1, 2006. Among many other changes, one of the changes which may adversely affect shareholders’ rights is that under the Corporation Code, the strict liability standard currently imposed on directors in many instances (e.g., conflict of interest transactions) will be changed to a negligence standard.

D. Employees
     The following table lists the number of TDK full-time employees as of March 31, 2005, 2004 and 2003.

As of March 31, 2005	Japan	Overseas	Total
Electronic materials and components	6,938	26,112	33,050
Recording media and systems	1,128	1,465	2,593
Corporate	1,436	36	1,472

Total	9,502	27,613	37,115

As of March 31, 2004	Japan	Overseas	Total
Electronic materials and components	7,147	25,204	32,351
Recording media and systems	1,173	1,734	2,907
Corporate	1,524	22	1,546

Total	9,844	26,960	36,804

As of March 31, 2003	Japan	Overseas	Total
Electronic materials and components	7,341	19,781	27,122
Recording media and systems	1,212	1,867	3,079
Corporate	1,477	27	1,504

Total	10,030	21,675	31,705
     TDK considers its employee relations to be excellent; there have been no significant strikes or labor disputes.
     All full-time employees in Japan, except management and certain other personnel, must become union members. Approximately 80 percent of full-time employees of TDK are members of the TDK Labor Union, which is affiliated with ZENKIN RENGO. About 51 percent of the full-time employees of TDK and its domestic subsidiaries are members of unions affiliated with ZENKIN RENGO.
     As is customary in Japan, TDK negotiates with the TDK Labor Union for annual wage increases, and twice a year for bonuses. TDK also renews the terms and conditions of labor contracts, other than those relating to wage and bonuses, every year.

E. Share ownership
     The following table lists the number of shares (which exclude shares underlying stock acquisition rights) and shares underlying stock acquisition rights owned by the Directors, Corporate Officers and Corporate Auditors of TDK as of June 29, 2005. The total number of shares held is 21,500, and the total number of share underlying acquisition rights held is 360,300, as shown below, and these numbers constituted 0.3% of all outstanding shares.

		Number of	Number of shares underlying
Name	Position	shares	stock acquisition rights
Hajime Sawabe	Representative Director, President and CEO	8,000	71,900
Jiro Iwasaki	Director, Senior Vice President	2,000	35,700
Shinji Yoko	Director, Senior Vice President	1,000	37,800
Takeshi Nomura	Director, Senior Vice President	1,000	37,800
Yasuhiro Hagihara	Director (outside)	0	3,500
Takehiro Kamigama	Director, Executive Vice President	800	32,000
Seiji Enami	Director and CFO	1,100	7,100

Kiyoshi Ito	Corporate Officer, Executive Vice President	1,000	34,100
Takaya Ishigaki	Corporate Officer, Senior Vice President	300	12,200
Minoru Takahashi	Corporate Officer, Senior Vice President	200	12,600
Yukio Hirokawa	Corporate Officer	1,300	16,800
Masatoshi Shikanai	Corporate Officer	300	14,900
Michinori Katayama	Corporate Officer	500	14,300
Kenryo Namba	Corporate Officer	2,000	16,100
Raymond Leung	Corporate Officer	0	1,000
Shunji Itakura	Corporate Officer	0	3,700
Shiro Nomi	Corporate Officer	0	3,200
Shinichi Araya	Corporate Officer	0	3,200

Takuma Otsuka	Full-time Corporate Auditor	1,000	—
Masaaki Miyoshi	Full-time Corporate Auditor	1,000	2,400
Kazutaka Kubota	Corporate Auditor (outside)	0	—
Kaoru Matsumoto	Corporate Auditor (outside)	0	—
Ryoichi Ohno	Corporate Auditor (outside)	0	—
Total		21,500	360,300

Stock option plans
     TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 29, 2005 regarding the issuance of stock acquisition rights as stock options for a stock-linked compensation plan (the Stock Acquisition Rights) to Board members and Corporate Officers, pursuant to Articles 280-20 and 280-21 of the Japanese Commercial Code. Upon approval, the Board of Directors adopted resolutions to issue at no charge an aggregate of 246 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of TDK, to the 17 Directors and Corporate Officers. The Stock Acquisition Rights are exercisable during the period from July 1, 2005 to June 30, 2025. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥1 per share of common stock, which is subject to an adjustment in certain events, including but not limited to a stock split, stock dividend and issue of new shares at a price less than the current market price of the shares of TDK.
     TDK also obtained approval of the Ordinary General Meeting of Shareholders held on June 29, 2005 regarding the issuance of stock acquisition rights as stock options (the Stock Acquisition Rights) to select senior executives, pursuant to Articles 280-20 and 280-21 of the Japanese Commercial Code. Upon approval, the Board of Directors adopted resolutions to issue at no charge an aggregate of 906 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of TDK, to the 172 select senior executives of TDK, and the Directors and select senior executives of affiliates. The Stock Acquisition Rights are exercisable during the period from August 1, 2007 to July 31, 2011.
     TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 29, 2004 regarding the issuance of stock acquisition rights as stock options (the Stock Acquisition Rights) to Board members, Corporate Officers and select squisition Rights, each representing a stock option to purchase 100 shares of common stock of TDK, to the 187 Directors, Corporate Officers and select senior executives of TDK, and the Directors and select senior executives of affiliates. The Stock Acquisition Rights are exercisable during the period from August 1, 2006 to July 31, 2010. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥8,147 per share of common stock, which was calculated by a formula approved by shareholders at the said annual shareholders meeting and is subject to an adjustment in certain events, including but not limited to a stock split, stock dividend and issue of new shares at a price less than the current market price of the shares of TDK. The exercise price of each Stock Acquisition Rights was equal to or greater than the fair market value of TDK’s common stock on the date of grant. To cover these options TDK purchased on the Tokyo Stock Exchange a total of 234,300 common shares with an aggregate purchase price of ¥1,656 million from August 9, 2004 through August 16, 2004.

     TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 27, 2003 regarding the issuance of the Stock Acquisition Rights to Board members, Corporate Officers and select senior executives, pursuant to Articles 280-20 and 280-21 of the Japanese Commercial Code. Upon approval, the Board of Directors adopted resolutions to issue at no charge an aggregate of 2,547 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of TDK, to the then 179 Directors, Corporate Officers and select senior executives of TDK, and the Directors and select senior executives of affiliates. The Stock Acquisition Rights issued on August 7, 2003 are exercisable during the period from August 1, 2005 to July 31, 2009. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥6,954 per share of common stock, which was calculated by a formula approved by shareholders at the said annual shareholders meeting and is subject to an adjustment in certain events, including but not limited to a stock split, stock dividend and issue of new shares at a price less than the current market price of the shares of TDK. The exercise price of each Stock Acquisition Rights was equal to or greater than the fair market value of TDK’s common stock on the date of grant. To cover these options TDK purchased on the Tokyo Stock Exchange a total of 260,000 common shares with an aggregate purchase price of ¥1,847 million from August 8, 2003 through August 18, 2003.
     TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 27, 2002 regarding the issuance of the Stock Acquisition Rights to Board members, Corporate Officers and select senior executives, pursuant to Articles 280-20 and 280-21 of the Japanese Commercial Code, as amended. Upon approval, the Board of Directors adopted resolutions to issue at no charge an aggregate of 2,236 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of TDK, to the then 197 Directors, Corporate Officers and select senior executives of TDK, and the Directors and select senior executives of affiliates. The Stock Acquisition Rights issued on August 9, 2002 are exercisable during the period from August 1, 2004 to July 31, 2008. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥5,909 per share of common stock, which was calculated by a formula approved by shareholders at the said annual shareholders meeting and is subject to an adjustment in certain events, including but not limited to a stock split, stock dividend and issue of new shares at a price less than the current market price of the shares of TDK. The exercise price of each Stock Acquisition Rights was equal to or greater than the fair market value of TDK’s common stock on the date of grant. To cover these options TDK purchased on the Tokyo Stock Exchange a total of 223,600 common shares with an aggregate purchase price of ¥1,209 million from August 12, 2002 through August 19, 2002.
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
Employees (excluding Directors and Corporate Officers) Shareholding Association
     As of March 31, 2005, the number of members of the TDK Employees Shareholding Association totaled 1,623. The Employees Shareholding Association accepts new memberships in March and September of every year. Members are entitled to purchase shares of TDK, the maximum amount being ¥50,000 a month. In addition, members have received a monthly subsidy equivalent to 5% of the purchase price of shares. The subsidy amounted to ¥19 million ($178 thousand) for fiscal 2005. The total amount of TDK shares having voting rights owned by the TDK Employees Shareholding Association was as follows:

Title of class	Identity of person or group	Amount owned	Percent of class
Common stock	TDK Employees Shareholding Association	501,005 shares	0.38%

Item 7. Major Shareholders and Related Party Transaction
A. Major shareholders
     The table below lists the number of TDK shares held by holders of 5% or more of TDK shares and their percentage ownership as of March 31, 2005:

	Shares owned
Name of major shareholder	(in thousands)	Percentage
The Master Trust Bank of Japan, Ltd. (Trust account)	17,271	12.96%
Japan Trustee Services Bank, Ltd. (Trust account)	13,869	10.41%
     Major shareholders do not have voting rights different from other shareholders, subject to the limitation on exercise as set forth in “Item 10. B. Memorandum and Articles of Association – Common Stock – Voting rights.”
     At March 31, 2005, there were 1,784,560 registered ADRs outstanding and 374 registered holders, of which 1,784,036 ADRs were held by 224 registered U.S. holders.
     The Depositary of ADRs of TDK is Citibank N.A. of New York.
     TDK is not, directly or indirectly, owned or controlled by another corporation or by any foreign government.
B. Related party transaction
     Since the beginning of TDK’s last full fiscal year, TDK has not transacted with, nor does TDK currently plan to transact with, a related party, except for transactions among TDK.
C. Interests of experts and counsel
     Not applicable.

Item 8. Financial Information
A. Consolidated statements and other financial information
Consolidated financial statements
     TDK’s audited financial statements are included under Item 17 “Financial Statements”. Except for TDK’s financial statements included under Item 17, no other information in this Annual Report has been audited by TDK’s independent auditors.
     Refer to Consolidated Financial Statements and Notes to Consolidated Financial Statements (See Item 17).
Export sales
     Finished goods and materials sent out of Japan are mainly bound for consolidated subsidiaries of TDK, and are not, therefore, recorded as exports on a consolidated basis. For this reason, the proportion of exports to total net sales is not significant.
Legal proceedings
     There are no material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which TDK or any of its subsidiaries is a party or of which any of their property is the subject.
Dividend policy
     Returning earnings to shareholders is one of TDK’s highest management priorities. Therefore, TDK’s fundamental policy is to give consideration to a consistent increase in dividends based on factors such as the return on equity (ROE), dividends as a percentage of equity (DOE) and TDK’s results of operations on a consolidated basis.
B. Significant changes
     No significant change has occurred since the date of the annual consolidated financial statements.

Item 9. The Offer and Listing
     A. Offer and listing details
            The primary market for TDK’s shares of common stock (Common Stock) is the Tokyo Stock Exchange (the “TSE”). The shares are traded on the First Section of that exchange and are also listed on the Osaka Securities Exchange in Japan. In addition, TDK’s shares are listed on the New York Stock Exchange in the form of American Depositary Receipts (“ADRs”), on the Euronext Brussels Stock Exchange in the form of Bearer Depositary Receipts, and on the London Stock Exchange in the form of shares of TDK.
            The following table sets forth for the periods indicated the reported high and low sales prices of TDK’s shares of common stock on the TSE and the reported high and low bid prices for American Depositary Shares of which each represents one share of common stock, as reported by the New York Stock Exchange.

			U.S. market
	Yen per share of		price per American
	Common stock (1)		Depositary Share (2)
	High	Low	High	Low
Annual highs and lows
Year ended March 31, 2001	17,200	6,600	157.50	54.00
Year ended March 31, 2002	8,670	4,800	69.00	40.00
Year ended March 31, 2003	7,380	4,060	57.00	32.95
Year ended March 31, 2004	8,350	3,810	77.86	32.40
Year ended March 31, 2005	8,630	6,790	80.10	61.40

Quarterly highs and lows
Year ended March 31, 2004
1st quarter	6,020	3,810	49.80	32.40
2nd quarter	7,890	5,860	67.75	51.29
3rd quarter	7,800	6,470	72.20	60.40
4th quarter	8,350	7,020	77.86	66.01
Year ended March 31, 2005
1st quarter	8,630	7,130	80.10	64.50
2nd quarter	8,390	6,790	77.05	61.40
3rd quarter	7,910	7,160	74.85	67.80
4th quarter	7,880	7,050	75.93	68.40
Year ended March 31, 2006
1st quarter	8,020	7,250	74.35	68.02

Monthly highs and lows
February 2005	7,630	7,230	72.85	69.37
March 2005	7,880	7,300	75.93	68.40
April 2005	7,850	7,250	72.50	68.02
May 2005	8,000	7,310	74.27	68.22
June 2005	8,020	7,510	74.35	68.54
July 2005	7,970	7,480	71.98	67.05
Notes:

(1)	As reported by the Tokyo Stock Exchange.

(2)	As reported by the New York Stock Exchange.

B. Plan of distribution
     Not applicable.
C. Markets
     See Item 9.A. “Offer and listing details”.
D. Selling shareholders
     Not applicable.
E. Dilution
     Not applicable.
F. Expenses of the issue
     Not applicable.

Item 10. Additional Information
     A. Share capital
            Not applicable.
     B. Memorandum and articles of association
     Organization
            TDK is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Commercial Code (shoho) of Japan. It is registered in the Commercial Register (shogyo tokibo) maintained by the Tokyo Legal Affairs Bureau (Registration Number: 0199-01-034849).
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
• Manufacture and sale of semiconductors;
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

            With respect to directors, TDK’s Articles of Incorporation, bylaws and associated internal rules issued pursuant to the Articles provide in summary as follows;
(a)	a director is not entitled to vote on a proposal or arrangement or contract in which the director is materially interested;

(b)	the remuneration and retirement allowances for directors are determined at a general meeting of shareholders;

(c)	the Board of Directors have authority to approve long-term borrowing of ¥10 billion or more by resolution passed at a duly convened meeting of the Board of Directors. The Representative Director is authorized by the Board of Directors to make final decisions with respect to long-term borrowings in an amount less than ¥10 billion and short-term borrowings (including issuance of commercial paper);

(d)	there are no provisions requiring the mandatory retirement of directors at a specified age;

(e)	share ownership is not required in order to be eligible to serve as a director.
     Common Stock
     General
            Set forth below is information relating to TDK’s Common Stock, including brief summaries of the relevant provisions of TDK’s Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Commercial Code of Japan and related legislation. The discussion of the Commercial Code below reflects certain amendments to the Commercial Code, which became effective on April 1, 2003 and on September 25, 2003.
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
            As of March 31, 2005, 133,189,659 shares of Common Stock without having any par value were issued, including 945,072 shares of treasury stock.
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
            The Commercial Code provides that a company may not make any distribution of profit by way of dividends or interim dividends for any fiscal period unless it has set aside in its legal reserve an amount equal to at least one-tenth of the amount paid by way of appropriation of retained earnings for such fiscal period or of the amount of such interim dividends until the aggregate amount of additional paid-in capital and legal reserve equals to one-quarter of its stated capital. Under the Commercial Code, TDK is permitted to distribute profits by way of year-end dividends out of the excess of its net assets (as appearing on its non-consolidated balance sheet at the last fiscal year end) over the sum of the following amounts:
(i) stated capital;
(ii) capital reserve and retained earnings resrve;
(iii) the amount of retained earnings reserve that is required to be set aside for the fiscal year concerned; and
(iv) such other amounts as are set out in ordinances promulgated by the Ministry of Justice.
            In the case of interim dividends, TDK may distribute dividends out of the sum of (1) the excess of its net assets (as appearing on its non-consolidated balance sheet at the last fiscal year end) over the aggregate of the amounts stated in (a) through (d) below, and (2) the aggregate of the amounts stated in (e) through (g) below:
(a)	the total amount of the stated capital and reserves as of the end of the last fiscal year;

(b)	the total amount of the retained earnings reserve set aside at the ordinary general shareholders’ meeting for the last fiscal year and the retained earnings reserve required to be set aside at the time of the cash distribution;

(c)	the total amount determined to be distributed as dividends or paid out from the profits or incorporated into the stated capital at the ordinary general shareholders’ meeting for the last fiscal year, and the total acquisition price of TDK’s own shares determined by resolution of the ordinary general shareholders’ meeting for the last fiscal year and/ or resolution of the Board of Directors after the last fiscal year (see “Acquisition of TDK’s Own Shares”);

(d)	such other amounts as are setout in ordinances promulgated by the Ministry of Justice;

(e)	the balance of the amounts of capital reserve and retained earnings reserve that have been reduced after tah last fiscal year, after the subtraction of the amounts used out of such reduced amounts for refunds to shareholders and/or replenishment of capital deficiencies;

(f)	the balance of the amount of capital that has been reduced after the last fiscal year, after the subtraction of the amounts used out of such reduced amount for refunds to shareholders, cancellation of shares, and/or replenishment of capital deficiencies; and

(g)	such other amounts as are set out in ordinances promulgated by the Ministry of Justice.
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
     Stock splits
            Under the Commercial Code, the Board of Directors of TDK may at any time make stock splits by its resolution. Generally, upon stock splits, shareholders will not be required to exchange share certificates held by them for new share certificated. In respect of shares deposited with the Japan Securities Depository Center, Inc. (“JASDEC”), new shares resulting from the stock split will automatically be deposited with JASDEC, and shareholders who directly possess share certificates will receive additional certificates representing the additional shares resulting from the stock split. Before a stock split, TDK must give public notice of the stock split, specifying the record date for the stock split, not less than two weeks prior to the record date. In addition, promptly after the stock split takes effect, TDK must send notice to each shareholder specifying the number of entitled shares.
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
     Voting rights
            So long as TDK maintains the unit share system (see New “Unit” share system, below) a holder of shares constituting one or more whole units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following paragraph. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights of all the shareholders represented at the meeting. The Commercial Code and TDK’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of voting rights of all the shareholders. TDK’s shareholders are not entitled to cumulative voting in the election of Directors and Corporate Auditors. A stock corporation (kabushiki kaisha) or limited liability company (yugen kaisha) that holds shares of TDK stock may not exercise its voting rights with respect to such TDK shares if TDK and its subsidiaries, either alone or together, hold shares or membership interests representing more than 25% of the voting power of such corporate shareholder. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. TDK’s shareholders also may cast their votes in writing. Shareholders may also exercise their voting rights by electronic means when the Board of Directors decides to permit such method of exercising voting rights.
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
            Any such acquisition of TDK’s shares must satisfy certain requirements, including that the total amount of the purchase price may not exceed the amount of the retained earnings available for annual dividend payments after taking into account any reduction of the stated capital, additional paid-in capital or legal reserve (if such reduction is authorized by a resolution of the relevant general meeting of shareholders) less the sum of the amount to be paid by way of appropriation of retained earnings and the amount of retained earnings to be transferred to the sated capital in respect of the relevant fiscal year pursuant to a resolution of such general meeting of shareholders. In the case of purchase of TDK’s own shares by it pursuant to resolution of the Board of Directors mentioned in (i) or (iii) above, however, the total amount of the purchase price of such shares may not exceed the amount distributable as interim dividends, as described in “Dividends” above, less the amount of the interim dividends actually paid. However, if it is anticipated that the net assets, as stated on its non-consolidated balance sheet at the end of the fiscal year, will be less than the aggregate amount of items described in (i) through (v) in “Dividends” above, TDK may not purchase such shares.
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

     —Share certificates for less than a unit
            Unless TDK’s Board of Directors adopts a resolution to eliminate the provision for the unit shares from the Articles of Incorporation or the shareholders amend the Articles of Incorporation by a special shareholders resolution to eliminate the provision not to issue share certificates for less than a unit of shares, a share certificate for any number of shares less than a unit will in general not be issued. As the transfer of shares normally requires the delivery of the share certificates therefor, any fraction of a unit for which no share certificates are issued is not transferable.
     —Repurchase or saleby TDK of shares constituting less than a unit
            A holder of shares constituting less than one unit may require TDK to purchase such shares, or sell such number of shares which, if combined with the shares already held by such holder, would constitute one unit of shares, at their market value in accordance with the provisions of the Share Handling Regulations of TDK.
     —Effect of the unit share system on holders of ADRs
            A holder who owns ADRs evidencing less than 100 ADSs will indirectly own less than a whole unit of shares of Common Stock. Although, as discussed above, under the unit share system holders of less than a unit have the right to require TDK to purchase their shares, holders of ADRs evidencing ADSs that represent other than integral multiples of whole units are unable to withdraw the underlying shares of Common Stock representing less than a unit and, therefore, are unable, as a practical matter, to exercise the rights to require TDK to purchase such underlying shares unless TDK’s Articles of Incorporation are amended to eliminate the provision not to issue share certificates for the numbers of shares less than a unit. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares of Common Stock in lots less than a unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.
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
            TDK, as a Japanese corporation, may be obligated to withhold a certain amount from any payments by TDK to its shareholder that is a non-resident of Japan or a non-Japanese corporation. Specifically, according to Articles 212-1 and 212-2 of the Income Tax Law of Japan, TDK has the obligation to withhold the amount determined by the applicable tax rate from its dividends to such of its shareholders.
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
            At March 31, 2005 and 2004, TDK and certain of its subsidiaries had forward exchange contracts to sell and buy foreign currencies (principally U.S. dollars and Japanese Yen) and currency option contracts for a contract amount of ¥28,990 million ($270,935 thousand) and ¥34,978 million, respectively.
            TDK and one of its subsidiaries have currency swaps and interest rate and currency swaps with certain financial institutions to limit their exposure to fluctuations in foreign exchange rates and interest rates involved mainly with loans made by TDK to its subsidiaries in a total amount of ¥11,067 million ($103,430 thousand) and ¥12,605 million at March 31, 2005 and 2004, respectively. These swaps require TDK and the subsidiary to pay principally euros and U.S. dollars and to receive Japanese yen at a specified rate on specific dates. The remaining term of these swaps is one month as of March 31, 2005. The following table provides information about TDK’s derivative instruments related to foreign exchange risk as of March 31, 2005 and 2004.

	2005			2004
	(millions of yen)		Average	(millions of yen)		Average
	Contract	Fair	contractual	Contract	Fair	contractual
Forward exchange contracts	amounts	value	rate	amounts	value	rate

To sell Malaysian Ringgit / receive USD	¥—	¥—	—	¥859	¥(7)	3.86
To sell USD / receive Yen	4,295	(88)	105.00	17,779	403	107.75
To sell CHF / receive Euro	54	—	1.54	—	—	—

Total	¥4,349	¥(88)		¥18,638	¥396

	(millions of yen)		Average	(millions of yen)		Average
	Contract	Fair	contractual	Contract	Fair	contractual
Currency option contracts	amounts	value	rate	amounts	value	rate

To sell USD / receive Yen	¥23,803	¥(354)	105.10	¥16,340	¥91	108.00
To sell USD / receive THB	838	(12)	39.07	—	—	—

Total	¥24,641	¥(366)		¥16,340	¥91

	(millions of yen)		Average	(millions of yen)		Average
	Contract	Fair	contractual	Contract	Fair	contractual
Currency swap contracts	amounts	value	rate	amounts	value	rate

To receive Euro / pay GBP	¥2,041	¥(10)	0.69	¥3,910	¥(35)	0.68
To receive Yen / pay Euro	9,026	(302)	134.75	8,695	287	133.77

Total	¥11,067	¥(312)		¥12,605	¥252

            TDK’s exposure to market risk related to changes in interest rates relates primarily to its debt securities. TDK has debt securities with fixed rates. TDK, to the extent possible, plans to limit debt securities to short-term debt securities. TDK believes that the fair values of interest rate sensitive instruments as of March 31, 2005 and 2004, and potential, near-term losses affecting future earnings, fair values, and/or cash flows from reasonable near-term changes in interest rates are immaterial.
     Stock price risk
            TDK’s exposure to market risk involving changes in stock prices relates only to its equity securities categorized as available-for-sale securities. TDK purchases equity securities for the purpose of acquiring technological information and as part of its sales strategy, and not as a means of investing surplus funds. The aggregate cost and fair value of these equity securities were ¥6.0 billion ($56 million) and ¥7.0 billion ($65 million) as of March 31, 2005, and ¥2.8 billion and ¥3.8 billion as of March 31, 2004, respectively. As of March 31, 2005, these securities mainly represented investments in companies in the transportation, communications and electronic equipment industries, and the cost and fair value of these equity securities were ¥5.6 billion ($53 million) and ¥6.5 billion ($61 million), respectively. As of March 31, 2004, these securities mainly represented investments in companies in the communications and electronic equipment industries, and the cost and fair value of the equity securities were ¥2.4 billion and ¥3.3 billion, respectively.
            The information of equity securities include available-for-sale securities at March 31, 2005 and 2004, is as follows:

2005				2004
Yen (Millions)				Yen (Millions)
	Gross	Gross			Gross	Gross
	unrealized	unrealized			unrealized	unrealized
	holding	holding			holding	holding
Cost	gains	losses	Fair value	Cost	gains	losses	Fair value

¥5,951	1,054	—	7,005	2,782	1,054	—	3,836

Item 12. Description of Securities Other than Equity Securities
     A. Debt securities
        Not applicable.
     B. Warrants and rights
        Not applicable.
     C. Other securities
        Not applicable.
     D. American depositary shares
        Not applicable.

PART 2
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     None.
Item 15. Controls and Procedures
     (a) Disclosure controls and procedures
          TDK’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of its “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of March 31, 2005 (the “Evaluation Date”), the end of the period covered by this Annual Report, have concluded that, as of the Evaluation Date, TDK’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to TDK and its consolidated subsidiaries is made known to the Chief Executive Officer and the Chief Financial Officer by others within TDK and its consolidated subsidiaries.
     (b) Management’s annual report on internal control over financial reporting
          This requirement was “intentionally omitted pursuant to SEC Release No. 33-8345 dated March 2, 2005”.
     (c) Attestation report of the registered public accounting firm
          This requirement was “intentionally omitted pursuant to SEC Release No. 33-8345 dated March 2, 2005”.
     (d) Changes in internal control over financial reporting
          There were no significant changes in TDK’s internal control over financial reporting that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
          The registrant, a foreign private issuer, has at least one “audit committee financial expert” serving on its audit committee. TDK’s board of auditors has determined that Ryoichi Ohno qualifies as an “audit committee financial experts” as defined by the rules of SEC. Mr. Ohno is an outside corporate auditor within the meaning of the Special Audit Law. See Significant differences in corporate governance practices between TDK and U.S. listed companies on the New York Stock Exchange in Item 6.C. “Board practices”. Mr. Ohno was registered as a U.S. Certified Public Accountant in 1988 and elected as one of TDK’s corporate auditors at an Ordinary General Meeting of Shareholders held in June 2004. See Item 6.A. for additional information regarding Mr. Ohno.

Item 16B. Code of Ethics
          TDK has established a code of business ethics (“TDK Code of Ethics”) that applies to TDK’s corporate officers and all TDK employees and is actively pursuing to promote ethical business practices on a worldwide basis. TDK amended the TDK Code of Ethics as of May 25, 2005 to revise section pertaining to the civil rights of its employees and to add a new section regarding employment conditions. Both sections apply to TDK’s corporate officers and all TDK employees. Please see Sections 2.2.3 and 2.2.4 of the TDK Code of Ethics. The TDK Business Ethics & CSR Committee (formally named “TDK Business Ethics Committee”) has been charged with the oversight of the ethics program at TDK. It has built a global ethics framework which encompasses domestic and overseas consolidated subsidiaries. Built into the framework is a direct communication means called the “helpline” for employees to report matters relating to business ethics issues and offer suggestions. The TDK Code of Ethics is attached as exhibit to this annual report. TDK has not granted a waiver or implicit waiver from any provision of the TDK Code of Ethics in the most recent fiscal year.
Item 16C. Principal Accountant Fees and Services
          The following table discloses the aggregate fees accrued or paid to KPMG AZSA & Co. and KPMG International member firms for each of the last two fiscal years and briefly describes the services performed:

		(Yen in millions)
	Year ended March 31
	2005	2004

Audit fees	323	265
Audit-related fees	36	8
Tax fees	211	169
All other fees	5	5

Total	575	447

          Audit fees consist of fees for “Audit Services”. “Audit Services” are professional services rendered by the Principal Auditor for the audit of TDK’s annual financial statements and services that are normally provided by the Principal Auditor in connection with statutory and regulatory filings or engagements: (i) Services associated with statutory audits; and (ii) Services associated with U.S. SEC registration statements or other periodic filings.
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
          TDK is prohibited from causing the Outside Auditor to provide, and the Outside Auditor is prohibited from rendering such services generally described as follows: (i) Bookkeeping or other services related to the accounting records or financial statements of the audit client; (ii) Financial information systems design and implementation; (iii) Appraisal or valuation services, fairness opinions or contribution-in-kind reports; (iv) Actuarial services; (v) Internal audit outsourcing services; (vi) Management functions or human resources; (vii) Broker or dealer, investment adviser or investment banking services; (viii) Legal services and expert services unrelated to the audit; and (ix) Any other service that the Board of Directors determines, by regulation, is impermissible. When such an application is received, the Board of Directors must not pre-approve the application.
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

          The Appointed Director must confirm whether an audit or non-audit service to be rendered by the Outside Auditor meets the foregoing conditions. The Appointed Director also shall report to the Board of Directors all audit and non-audit services in which the Outside Auditor is engaged in accordance with this Section. The Board of Directors must appoint a director as the Appointed Director and after the appointment the Appointed Director must be listed in the Pre-Approval Database.
          Any divisions or departments of TDK, which contemplate or attempt to receive audit or non-audit services from an Outside Auditor or Non-Outside Auditor, shall report its intention and submit designated information, using the Pre-Approval Database.
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
     None.

PART 3
Item 17. Financial Statements
Index of Consolidated Financial Statements of TDK Corporation and subsidiaries:
          Schedules other than those listed above have been omitted as they are not applicable or the information is presented in the consolidated financial statements and related notes.
          Financial statements of 50 percent or less owned persons accounted for by the equity method have been omitted as, in the aggregate, they do not meet the tests of a significant subsidiary at a 20 percent level as of or for the years ended March 31, 2005, 2004 and 2003.

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
          The Company declined to present segment information for each of the years in the three-year period ended March 31, 2005. In our opinion, disclosures of segment and related information about the different types of business activities in which the company engages and the different economic environments in which it operates is required by U.S. generally accepted accounting principles. The omission of segment information results in an incomplete presentation of the Company’s consolidated financial statements.
          In our opinion, except for the omission of the segment information as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TDK Corporation and subsidiaries as of March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
          The accompanying consolidated financial statements as of and for the year ended March 31, 2005, have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in yen have been translated into United States dollars on the basis set forth in Note 2 to the consolidated financial statements.
/s/ KPMG AZSA & Co.
Tokyo, Japan
June 15, 2005, except for the second paragraph of Note 22 which is June 29, 2005, and the third paragraph of Note 22 which is as of July 19, 2005.

Consolidated balance sheets
 As of March 31, 2005 and 2004

			U.S. Dollars
	Yen		(Thousands)
	(Millions)		(Note 2)
ASSET	2005	2004	2005
Current assets:
Cash and cash equivalents	¥251,508	227,155	$2,350,542
Marketable securities (Note 4)	1,609	402	15,037
Trade receivables (Note 19):
Notes	6,133	6,431	57,317
Accounts	144,426	133,900	1,349,776
Allowance for doubtful receivables	(2,560)	(2,000)	(23,925)

Net trade receivables	147,999	138,331	1,383,168

Inventories (Note 5)	74,924	77,301	700,224
Income tax receivables (Note 7)	204	763	1,907
Assets held for sale (Note 20)	993	—	9,280
Prepaid expenses and other current assets (Note 7)	33,366	31,821	311,832

Total current assets	510,603	475,773	4,771,990

Investments in securities (Note 4)	22,698	18,381	212,131

Property, plant and equipment, at cost:
Land	20,097	20,464	187,822
Buildings	181,581	176,256	1,697,019
Machinery and equipment	445,636	471,247	4,164,823
Construction in progress	15,206	10,312	142,112

	662,520	678,279	6,191,776
Less accumulated depreciation	(445,551)	(469,334)	(4,164,028)

Net property, plant and equipment	216,969	208,945	2,027,748

Goodwill (Note 17)	9,210	10,029	86,075
Intangible assets (Note 17)	13,247	15,027	123,804
Deferred income taxes (Note 7)	8,633	34,140	80,682
Other assets (Notes 8 and 12)	26,641	8,024	248,981

	¥808,001	770,319	$7,551,411

See accompanying notes to consolidated financial statements.

			U.S. Dollars
	Yen		(Thousands)
	(Millions)		(Note 2)
LIABILITIES AND STOCKHOLDERS’ EQUITY	2005	2004	2005
Current liabilities:
Short-term debt (Note 6)	¥—	315	$—
Current installments of long-term debt (Note 6)	103	101	963
Trade payables:
Notes	638	635	5,963
Accounts	61,454	59,282	574,336
Accrued salaries and wages	12,915	12,085	120,701
Accrued expenses	31,065	33,449	290,327
Income taxes payables (Note 7)	19,283	4,689	180,215
Liabilities held for sale (Note 20)	92	—	860
Other current liabilities (Note 7)	5,307	4,662	49,598

Total current liabilities	130,857	115,218	1,222,963

Long-term debt, excluding current installments (Note 6)	81	27	757

Retirement and severance benefits (Note 8)	28,839	73,521	269,523

Deferred income taxes (Note 7)	751	215	7,019

Other noncurrent liabilities	3,244	1,843	30,318

Commitments and contingent liabilities (Notes 12 and 13)	—	—	—

Total liabilities	163,772	190,824	1,530,580

Minority interests	5,162	3,276	48,242

Stockholders’ equity :
Common stock :
Authorized 480,000,000 shares; issued 133,189,659 shares in 2005 and 2004; outstanding 132,244,587 shares in 2005 and 132,409,452 shares in 2004	32,641	32,641	305,056
Additional paid-in capital	63,051	63,051	589,262
Legal reserve (Note 9)	16,918	16,497	158,112
Retained earnings (Note 9)	585,557	560,756	5,472,495
Accumulated other comprehensive income (loss) (Notes 7, 8 and 11)	(51,657)	(90,387)	(482,776)
Treasury stock at cost; 945,072 shares in 2005 and 780,207 shares in 2004 (Note 10)	(7,443)	(6,339)	(69,560)

Total stockholders’ equity	639,067	576,219	5,972,589

	¥808,001	770,319	$7,551,411

Consolidated statements of income
For the years ended March 31, 2005, 2004 and 2003

				U.S. Dollars
	Yen			(Thousands)
	(Millions)			(Note 2)
	2005	2004	2003	2005
Net sales (Note 19)	¥657,853	655,792	604,865	$6,148,159
Cost of sales	484,323	476,407	459,552	4,526,383

Gross profit	173,530	179,385	145,313	1,621,776
Selling, general and administrative expenses	119,886	122,875	115,569	1,120,430
Transfer to the government of the substitutional portion of Employees’ Pension Fund (Note 8):
Subsidy from the government	(33,533)	—	—	(313,392)
Loss on settlement	27,347	—	—	255,579
Restructuring cost (Note 16)	—	—	5,197	—

Operating income	59,830	56,510	24,547	559,159
Other income (deductions):
Interest and dividend income	1,692	1,189	1,379	15,813
Interest expense	(967)	(323)	(577)	(9,037)
Equity in earnings (loss) of affiliates	1,765	1,639	361	16,495
Loss on securities, net (Note 4)	(142)	(1,093)	(3,298)	(1,327)
Foreign exchange gain (loss)	(856)	(3,064)	(1,479)	(8,000)
Other — net	(594)	989	(381)	(5,552)

	898	(663)	(3,995)	8,392

Income from continuing operations before income taxes	60,728	55,847	20,552	567,551
Income taxes (Note 7)	23,284	12,133	6,193	217,607

Income from continuing operations before minority interests	37,444	43,714	14,359	349,944
Minority interests, net of tax	479	359	766	4,477

Income from continuing operations	36,965	43,355	13,593	345,467
Discontinued operations (Note 20):
Loss from operations of discontinued TSC (including loss on disposal of ¥454 million in 2005)	3,509	244	2,471	32,794
Income tax expense (benefit)	156	1,010	(897)	1,458

Loss from discontinued operations	3,665	1,254	1,574	34,252
Net income	¥33,300	42,101	12,019	$311,215

	Yen (except number of			U.S. Dollars
	common shares outstanding)			(Note 2)
Amounts per share:
Income from continuing operations per share (Note 18):
Basic	¥279.41	327.27	102.42	$2.61
Diluted	279.25	327.15	102.42	2.61
Loss from discontinued operations per share (Note 18):
Basic	¥(27.70)	(9.47)	(11.86)	$(0.26)
Diluted	(27.69)	(9.46)	(11.86)	(0.26)
Net income per share (Note 18):
Basic	¥251.71	317.80	90.56	$2.35
Diluted	251.56	317.69	90.56	2.35
Weighted average basic common shares outstanding (in thousands) (Note 18)	132,293	132,475	132,716
Weighted average diluted common shares outstanding (in thousands) (Note 18)	132,376	132,523	132,716
Cash dividends paid during the year (Note 9)	¥60.00	50.00	45.00	$0.56
See accompanying notes to consolidated financial statements.

Consolidated statements of stockholders’ equity
For the years ended March 31, 2005, 2004 and 2003

				U.S. Dollars
	Yen			(Thousands)
	(Millions)			(Note 2)
	2005	2004	2003	2005
Common stock:
Balance at beginning of period	¥32,641	32,641	32,641	$305,056

Balance at end of period	32,641	32,641	32,641	305,056

Additional paid-in capital:
Balance at beginning of period	63,051	63,051	63,051	589,262

Balance at end of period	63,051	63,051	63,051	589,262

Legal reserve (Note 9):
Balance at beginning of period	16,497	15,953	15,683	154,177
Transferred from retained earnings	421	544	270	3,935

Balance at end of period	16,918	16,497	15,953	158,112

Retained earnings (Note 9):
Balance at beginning of period	560,756	525,919	520,143	5,240,710
Net income	33,300	42,101	12,019	311,215
Cash dividends	(7,938)	(6,625)	(5,973)	(74,187)
Losses on sales of treasury stock	(140)	(95)	—	(1,308)
Transferred to legal reserve	(421)	(544)	(270)	(3,935)

Balance at end of period	585,557	560,756	525,919	5,472,495

Accumulated other comprehensive income (loss) (Notes 7,8 and 11):
Balance at beginning of period	(90,387)	(78,824)	(43,999)	(844,738)
Other comprehensive income (loss) for the period, net of tax	38,730	(11,563)	(34,825)	361,962

Balance at end of period	(51,657)	(90,387)	(78,824)	(482,776)

Treasury stock (Note 10):
Balance at beginning of period	(6,339)	(4,855)	(3,592)	(59,243)
Acquisition of treasury stock	(1,672)	(1,865)	(1,263)	(15,626)
Exercise of stock option	568	381	—	5,309

Balance at end of period	(7,443)	(6,339)	(4,855)	(69,560)

Total stockholders’ equity	¥639,067	576,219	553,885	$5,972,589

Disclosure of comprehensive income (loss):
Net income for the period	¥33,300	42,101	12,019	$311,215
Other comprehensive income (loss) for the period, net of tax (Note 11)	38,730	(11,563)	(34,825)	361,962

Total comprehensive income (loss) for the period	¥72,030	30,538	(22,806)	$673,177

See accompanying notes to consolidated financial statements.

Consolidated statements of cash flows
For the years ended March 31, 2005, 2004 and 2003

				U.S. Dollars
	Yen			(Thousands)
	(Millions)			(Note 2)
	2005	2004	2003	2005
Cash flows from operating activities:
Net income	¥33,300	42,101	12,019	$311,215
Loss from discontinued operations, net of tax	3,665	1,254	1,574	34,252

Income from continuing operations	36,965	43,355	13,593	345,467
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	52,806	50,726	57,132	493,514
Loss on disposal of property and equipment	1,190	1,363	4,589	11,121
Deferred income taxes	(5,532)	1,858	4,913	(51,701)
Loss (gain) on securities, net	142	1,093	3,298	1,327
Gain on sale of a subsidiary	(1,799)	(567)	—	(16,813)
Changes in assets and liabilities:
Increase in trade receivables	(7,343)	(7,680)	(2,654)	(68,626)
Decrease (increase) in inventories	3,461	(7,868)	13,533	32,346
Increase in trade payables	245	8,200	6,742	2,290
Increase (decrease) in accrued expenses	(2,496)	8,878	(5,226)	(23,327)
Increase (decrease) in income taxes payables, net	14,464	5,704	2,901	135,178
Increase (decrease) in retirement and severance benefits, net	2,519	9,285	7,639	23,542
Other — net	(1,040)	(527)	(544)	(9,720)

Net cash provided by operating activities	93,582	113,820	105,916	874,598

Cash flows from investing activities:
Capital expenditures	(61,005)	(44,471)	(41,026)	(570,140)
Proceeds from sale and maturities of investments in securities	1,788	1,814	1,511	16,710
Payment for purchase of investments in securities	(2,424)	(1)	(700)	(22,654)
Payment for purchase of other investments	(221)	(442)	(6,606)	(2,065)
Proceeds from sales of property, plant and equipment	999	4,299	4,590	9,336
Acquisition of minority interests	—	(366)	(3,967)	—
Proceeds from sale of a subsidiary	—	1,523	—	—
Other — net	—	(3)	(22)	—

Net cash used in investing activities	(60,863)	(37,647)	(46,220)	(568,813)

Cash flows from financing activities:
Proceeds from long-term debt	218	69	211	2,037
Repayment of long-term debt	(164)	(479)	(646)	(1,533)
Increase (decrease) in short-term debt, net	(330)	(1,047)	(254)	(3,084)
Sale (purchase) of treasury stock, net	(1,244)	(1,579)	(1,263)	(11,626)
Dividends paid	(7,938)	(6,625)	(5,973)	(74,187)

Net cash used in financing activities	(9,458)	(9,661)	(7,925)	(88,393)

Net cash provided by (used in) discontinued operations	(1,625)	761	(1,983)	(15,187)

Effect of exchange rate changes on cash and cash equivalents	2,717	(10,669)	(4,998)	25,393

Net increase in cash and cash equivalents	24,353	56,604	44,790	227,598
Cash and cash equivalents at beginning of period	227,155	170,551	125,761	2,122,944

Cash and cash equivalents at end of period	¥251,508	227,155	170,551	$2,350,542

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Nature of Operations and Summary of Significant Accounting Policies
(a) Nature of Operations
     TDK is a multinational manufacturer of ferrite products and a producer of inductor, ceramic capacitors, magnetic head and other components and recording media and systems. TDK, a Tokyo-based company founded in 1935 to commercialize ferrite, now manufactures and sells a broad range of products. TDK’s two business segments are electronic materials and components, and recording media and systems, which accounted for 83% and 17% of net sales, respectively, for the year ended March 31, 2005. The main products which are manufactured and sold by the two business segments are as follows:
          a) Electronic materials and components products:
     Ferrite cores, Ceramic capacitors, High-frequency components, Inductors, and GMR heads
          b) Recording media and systems products:
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
     The consolidated financial statements presented herein reflect certain adjustments, not recorded on the primary books of TDK and subsidiaries, to present the financial position, results of operations, and cash flows in conformity with U.S. generally accepted accounting principles (the “U.S. GAAP”). Such adjustments relate principally to accounting for retirement and severance benefits and impairment of long-lived assets.
(c) Consolidation Policy
     The consolidated financial statements include the accounts of TDK, its subsidiaries and those variable interest entities where TDK is the primary beneficiary under FASB Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities”. All significant intercompany accounts and transactions have been eliminated in consolidation.
     The investments in affiliates in which TDK’s ownership is 20% to 50% and where TDK exercises significant influence over their operating and financial policies are accounted for by the equity method. All significant intercompany profits from these affiliates have been eliminated.
(d) Cash Equivalents
     Cash equivalents include all highly liquid debt instruments purchased with an original maturity of three months or less.
(e) Allowance for Doubtful Receivables
     The allowance for doubtful receivables is TDK’s best estimate of the amount of probable credit losses in TDK’s existing trade receivables. An additional reserve for individual receivables is recorded when TDK becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in a customer’s operating results or financial position. If customer circumstances change, estimates of the recoverability of receivables would be further adjusted.

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
     Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income (loss) until realized. As of March 31, 2005 and 2004, TDK did not hold any trading or held-to-maturity securities. Available-for sale securities, which mature or are expected to be sold in less than one year, are classified as current assets.
     A decline in the fair value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, TDK periodically reviews the fair value of available-for-sale securities for possible impairment by taking into consideration the financial and operating conditions of the issuer, the general market conditions in the issuer’s industry, degree and period of the decline in fair value and other relevant factors.
     Nonmarketable securities are recorded at cost, as fair value is not readily determinable. TDK periodically evaluates whether an event or change in circumstances may have a significant adverse effect on the fair value of the investment. Factors considered in accessing whether an indication of impairment exists include the financial and operating conditions of the issuer, the general market conditions in the issuer’s industry and other relevant factors. If an indication of impairment is present, TDK estimates the fair value of nonmarketable securities. If the fair value is less than cost and the impairment is determined to be other-than-temporary, a nonmarketable security is written down to its impaired value through a charge to earnings.
(g) Inventories
     Inventories are stated at the lower of cost or market. Cost is determined principally by the average cost method.
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
     Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. TDK uses a specific identification method to release the residual tax effects associated with components of accumulated other comprehensive income resulting from a change in tax law or rate.

(j) Stock Option Plan
     In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation — Transition and Disclosure”, which amends FASB Statement No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation”. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SAFS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. However, it gives an entity a choice of recognizing related compensation expense by adopting the fair value method or to continue to measure compensation using the intrinsic value-based method prescribed under Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”, the former standard. TDK has chosen to use the measurement principle prescribed by APB 25. As such, stock-based compensation cost is recognized by TDK only if the market price of the underlying common stock exceeds the exercise price on the date of grant. Accordingly, no stock option related compensation cost has been recognized in fiscal 2005, fiscal 2004 and fiscal 2003 for TDK’s stock based compensation plan.
     The following table illustrates the effects on both income from continuing operations and net income if the fair-value-based method had been applied to all outstanding and unvested stock based awards with such costs recognized ratably over the vesting period of the underlying instruments.

	Yen			U.S. Dollars
	(Millions)			(Thousands)
	2005	2004	2003	2005
Income from continuing operations, as reported	¥36,965	43,355	13,593	$345,467
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	(438)	(330)	(239)	(4,093)

Pro forma income from continuing operations	¥36,527	43,025	13,354	$341,374

	Yen			U.S. Dollars
Basic income from continuing operations per share:
As reported	¥279.41	327.27	102.42	$2.61
Pro forma	276.11	324.78	100.62	2.58
Diluted income from continuing operations per share:
As reported	¥279.25	327.15	102.42	$2.61
Pro forma	275.98	324.74	100.62	2.58

	Yen			U.S. Dollars
	(Millions)			(Thousands)
	2005	2004	2003	2005
Net income, as reported	¥33,300	42,101	12,019	$311,215
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	(438)	(330)	(239)	(4,093)

Pro forma net income	¥32,862	41,771	11,780	$307,122

	Yen			U.S. Dollars
Basic net income per share:
As reported	¥251.71	317.80	90.56	$2.35
Pro forma	248.40	315.31	88.76	2.32
Diluted net income per share:
As reported	¥251.56	317.69	90.56	$2.35
Pro forma	248.29	315.27	88.76	2.32
(k) Research and Development Expenses
     Research and development costs are expensed as incurred.
(l) Advertising Costs
     Advertising costs are expensed as incurred.
(m) Shipping and Handling Fees and Costs
     Shipping and handling costs amounted to ¥13,397 million ($125,206 thousand), ¥12,163 million and ¥11,305 million for the years ended March 31, 2005, 2004 and 2003, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.
(n) Foreign Currency Translation
     Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards No. 52 (“SFAS 52”), “Foreign Currency Translation”. Under SFAS 52, the assets and liabilities of TDK’s subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Revenue and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from foreign currency transactions are included in other income (deductions), and those resulting from translation of financial statements are excluded from the statements of income and are accumulated in stockholders’ equity as a component of accumulated other comprehensive income (loss).
(o) Use of Estimates
     Management of TDK has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with the U.S. GAAP. Significant items subject to such estimates and assumptions include the valuation of intangible assets, property, plant and equipment, trade receivables, inventories, and deferred income tax assets, and assumptions related to the estimation of actuarial determined employee benefit obligations. Actual results could differ from those estimates.

(p) Accounting for the Impairment or Disposal of Long-Lived Assets
     Property, plant and equipment and certain identifiable intangibles with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.
(q) Goodwill and Other Intangible Assets
     Goodwill is not amortized, but instead is tested for impairment at least annually or more frequently if certain indicators arise. Intangible assets with finite useful lives are amortized over their respective estimated useful lives. Intangible assets determined to have an indefinite useful life are not amortized, but instead are tested for impairment until the life is determined to no longer be indefinite.
     TDK conducts its annual impairment test at the end of each fiscal year.
(r) Derivative Financial Instruments
     TDK has elected not to apply hedge accounting. Accordingly, changes in the fair value of derivatives are recognized in earnings in the period of the changes.
(s) Net Income per Share
     Basic net income per share has been computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during each year. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock of TDK. Stock options were not included in the calculation of diluted earnings per share for the years ended March 31, 2003 as their effect would be antidilutive. For the years ended March 31, 2005 and 2004, stock options to purchase 404,700 and 170,400 shares, respectively, were excluded from the calculation of diluted earnings per share as the effect would have been antidilutive.
(t) Revenue Recognition
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
     Revenue from sales of recording media & systems products such as videotape and DVDs is also recognized when the products are received by customers based on the free-on board destination sales term.
     TDK offers sales incentives through various programs to certain resellers and retailers. These sales incentives include product discounts, volume-based discounts, marketing development funds (“MDFs”), rebates and coupons, and are accounted for in accordance with the Emerging Issues Task Force issue 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of Vendor’s Product)”. These sales incentives totaled to ¥14,292 million, ¥15,089 million and ¥15,031 million for the years ended March 31, 2005,

2004 and 2003, respectively.
     A number of product discounts are based on a certain percentage off the invoice price predetermined by spot contracts or based on contractually agreed upon amounts with resellers and retailers. Product discounts are recognized as a reduction of revenue at the time the related revenue is recognized and amounted to ¥7,194 million, ¥5,993 million and ¥5,214 million for the years ended March 31, 2005, 2004 and 2003, respectively.
     Volume-based discounts are provided only if the resellers and retailers achieve a specified cumulative level of revenue transactions in a year or less period. Liabilities are recognized as a reduction of revenue for the expected sales incentive at the time the related revenue is recognized and are initially based on the estimation of sales volume by using historical experience on an individual customer basis. Estimates of expected sales incentives are evaluated and adjusted periodically based on actual revenue transactions and forecasts for the balance of the year or incentive period. Volume-based discounts recognized as a reduction of revenue amounted to ¥3,005 million, ¥2,982 million and ¥2,918 million for the years ended March 31, 2005, 2004 and 2003, respectively.
     MDFs are provided to certain resellers and retailers as a contribution to or a sponsored fund for customers’ marketing programs, such as customers’ coupons, catalog, sales contests and advertisements, mostly in the form of a subsidy. Under this program, we do not receive an identifiable benefit sufficiently separable from our customers. Accordingly, MDFs are accounted for as a reduction of revenue based on the annual contract or at the time TDK has incurred the obligation, if earlier, and amounted to ¥2,631 million, ¥2,923 million and ¥3,114 million for the years ended March 31, 2005, 2004 and 2003, respectively.
     Consumer promotions mainly consist of coupons and mail-in rebates offered to end users, who are reimbursed by TDK to retailers or end users for the coupons or mail-in rebates redeemed. Liabilities are recognized at the time related revenue is recognized (or at the time of the offer if the sale to retailers occurs before the offer) for the expected number of coupons or mail-in rebates to be redeemed. TDK uses historical rates of redemption on similar offers for similar products to estimate redemption rates for current incentive offerings. Consumer promotions recognized as a reduction of revenue amounted to ¥1,061 million, ¥2,446 million and ¥2,830 million for the years ended March 31, 2005, 2004 and 2003, respectively.
     TDK also provides slotting fees paid to certain retailers for putting TDK products at attractive areas or shelves in the store. Slotting fees are recognized as a reduction of revenue at the time TDK has incurred the obligation. Slotting fees recognized as a reduction of revenue amounted to ¥205 million, ¥451 million and ¥598 million for the years ended March 31, 2005, 2004 and 2003, respectively.
     Additionally, TDK has advertising programs with certain resellers and retailers where TDK agrees to reimburse them for advertising cost incurred by them to put TDK products on their flyers, catalogs and billboards. TDK receives an identifiable benefit (advertising) in return for the consideration and that benefit is sufficiently separable because TDK could have purchased that advertising from other parties. Also, TDK can reasonably estimate the fair value of the benefit through obtaining sufficient evidence from the resellers and retailers in the form of the invoice issued by the third party providing the service to the resellers and retailers. Therefore, such advertising programs are expensed as selling, general and administrative expenses at the time TDK has incurred the obligation and amounted to ¥196 million, ¥293 million and ¥357 million for the years ended March 31, 2005, 2004 and 2003, respectively.
     TDK allows limited right of returns in certain cases and reduces revenue for estimated future returns based upon historical experience at the time the related revenue is recorded.
     No warranties are offered on TDK’s products.

(u) New Accounting Standards Not Yet Adopted
     In March 2004, the Emerging Issues Task Force reached a consensus on Issue 03-1 (“EITF 03-1”), “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. EITF 03-1 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under Statement of Financial Accounting Standards No. 115 (“SFAS 115”), “Accounting for Certain Investments in Debt and Equity Securities”, and nonmarketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. The FASB issued a FASB Staff Position EITF 03-1-1 in September 2004 which delayed the effective date of the recognition and measurement provisions of EITF 03-1. The adoption of EITF 03-1 is not expected to have a material effect on TDK’s consolidated results of operations and financial position.
     In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share Based Payment” (“SFAS 123R”). SFAS 123R is a revision of SFAS 123, “Accounting for Stock Based Compensation”, and supersedes APB 25. SFAS 123R requires TDK to measure the cost of employee services received in exchange for equity awards based on the grant date fair value of the awards. The cost will be recognized as compensation expense over the vesting period of the awards. In April 2005, the Securities and Exchange Commission deferred the effective date of SFAS 123R to the beginning of the first annual period after June 15, 2005. TDK is currently evaluating the effect that the adoption of SFAS 123R will have on TDK’s consolidated financial position and results of operations.
     In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 (“SFAS 151”), “Inventory Costs – an amendment of Accounting Research Bulletin No. 43 (“ARB 43”), Chapter 4”. SFAS 151 amends the guidance in ARB 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that items such as idle facility expense, excessive spoilage, double freight and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB 43. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred in fiscal periods beginning after June 15, 2005. TDK does not expect the adoption of SFAS 151 to have a material effect on TDK’s consolidated financial position and results of operations.
(v) Reclassifications
     Certain reclassifications principally relating to discontinued operations, have been made to the prior year’s consolidated financial statements to conform to the presentation used for the year ended March 31, 2005.
2. Financial Statement Translation
     The consolidated financial statements are expressed in Japanese yen, the functional currency of TDK. Supplementally, the Japanese yen amounts as of and for the year ended March 31, 2005, have also been translated into U.S. dollar amounts, solely for the convenience of the reader, at the rate of ¥107=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market on March 31, 2005. This translation should not be construed as a representation that the amounts shown could be converted into U.S. dollars at such rate.

3. Foreign Operations
     Amounts included in the consolidated financial statements relating to subsidiaries operating in foreign countries are summarized as follows:

				U.S. Dollars
	Yen (Millions)			(Thousands)
	2005	2004	2003	2005

Net assets	¥360,925	318,915	304,645	$3,373,131
Net sales	498,366	494,184	432,048	4,657,626
Net income	17,362	38,731	10,675	162,262

4. Marketable Securities and Investments in Securities
     Marketable securities and investments in securities at March 31, 2005 and 2004, are as follows:

			U.S. Dollars
	Yen (Millions)		(Thousands)
	2005	2004	2005

Short-term marketable securities	¥1,609	402	$15,037
Long-term marketable securities	7,094	4,535	66,299
Nonmarketable securities	1,555	419	14,533
Investments in affiliates	14,049	13,427	131,299

	¥24,307	18,783	$227,168

     Marketable securities and investments in securities include available-for-sale securities. Information with respect to such securities at March 31, 2005 and 2004, is as follows:
As of March 31, 2005

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
Yen (Millions):	Cost	Gains	Losses	Fair Value

Equity securities	¥ 5,951	1,054	—	7,005
Debt securities	1,698	—	—	1,698

	¥ 7,649	1,054	—	8,703

As of March 31, 2004

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
Yen (Millions):	Cost	Gains	Losses	Fair Value

Equity securities	¥ 2,782	1,054	—	3,836
Debt securities	1,101	—	—	1,101

	¥ 3,883	1,054	—	4,937

As of March 31, 2005

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
U.S. Dollars (Thousands):	Cost	Gains	Losses	Fair Value

Equity securities	$55,617	9,850	—	65,467
Debt securities	15,869	—	—	15,869

	$71,486	9,850	—	81,336

     Debt securities classified as available-for-sale at March 31, 2005 mature in fiscal 2006 through 2008 (weighted average remaining term of 1.9 years).

     The proceeds from sale and settlement of available-for-sale securities are ¥1,788 million ($16,710 thousand), ¥1,814 million and ¥1,511 million for the years ended March 31, 2005, 2004 and 2003, respectively. The gross realized gains on the sale and settlement of available-for-sale securities are ¥377 million ($3,523 thousand), ¥135 million and ¥4 million for the years ended March 31, 2005, 2004 and 2003, respectively. TDK recorded a write-down of ¥519 million ($4,850 thousand), ¥1,228 million and ¥3,302 million on certain available-for-sale securities and nonmarketable securities representing other-than-temporary declines in the fair value of the available-for-sale securities for the years ended March 31, 2005, 2004 and 2003, respectively.
     The aggregate cost of nonmarketable securities accounted for under the cost method at March 31, 2005 and 2004 totaled ¥1,555 million ($14,533 thousand) and ¥419 million, respectively, and, as of March 31, 2005 and 2004, those securities were not evaluated for impairment because (a) TDK did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investment and (b) TDK did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of those investments.
     Investments in affiliates accounted for by the equity method consist of 26.1% of the common stock of Semiconductor Energy Laboratory Co., Ltd., a research and development company, 50.0% of the common stock of Tokyo Magnetic Printing Co., Ltd., a magnetic products manufacturing company, and four other affiliated companies, collectively, which are not significant. The unamortized amounts of goodwill related to affiliated companies were ¥1,231 million ($11,505 thousand) as of both March 31, 2005 and 2004. This equity-method goodwill is not amortized, but is analyzed for impairment at least annually.
     As of March 31, 2005 and 2004, certain debt securities in the amount of ¥1,695 million and ¥699 million, respectively were pledged as collateral for extended custom duty payments to Tokyo Customs.
5. Inventories
     Inventories at March 31, 2005 and 2004, are summarized as follows:

	Yen		U.S. Dollars
	(Millions)		(Thousands)
	2005	2004	2005

Finished goods	¥ 30,819	34,104	$288,028
Work in process	21,633	21,351	202,177
Raw materials	22,472	21,846	210,019

	¥ 74,924	77,301	$700,224

     The cost elements for finished goods and work in process include direct costs for materials such as primary materials and purchased semi-finished products, direct labor costs such as basic salaries, bonuses, and legal welfare expenses, direct costs such as expenses paid to subcontractors, and indirect manufacturing costs comprising material costs, labor costs and other overhead costs.
6. Short-Term and Long-Term Debt
     Short-term debt and weighted average interest rates at March 31, 2005 and 2004, are as follows:

	Yen		U.S. Dollars	Weighted average
	(Millions)		(Thousands)	interest rate
	2005	2004	2005	2005	2004

Short-term bank loans	¥ —	315	$—	—%	1.36%

     At March 31, 2005, unused short-term credit facilities for issuance of commercial paper amounted to ¥32,485 million ($303,598 thousand).

     Long-term debt at March 31, 2005 and 2004, is set forth below:

	Yen		U.S. Dollars
	(Millions)		(Thousands)
	2005	2004	2005

Lease obligation (weighted average: 2005 — 4.05%, 2004 — 4.25%)	¥184	128	$1,720

	184	128	1,720
Less current installments	103	101	963

	¥81	27	$757

     The aggregate annual maturities of long-term debt outstanding at March 31, 2005, are as follows:

		U.S. Dollars
	Yen (Millions)	(Thousands)

Year ending March 31,
2006	¥103	$963
2007	53	495
2008	21	196
2009	6	56
2010	1	10

	¥184	$1,720

     Short-term and long-term bank loans were made under general agreements that provide that under certain circumstances security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations due to the bank.
     TDK’s short-term and long-term debts placed with financial institutions were unsecured. Further, no assets of TDK were subject to mortgage, pledge or lien pursuant to our short-term and long-term debt agreements.
     There were no debt covenants, or cross-default provisions under TDK’s financing arrangements. Furthermore, there were no subsidiary level dividend restrictions under the financing arrangements.
7. Income Taxes
     TDK and its domestic subsidiaries are subject to a national corporate tax of 30%, an inhabitants tax of between 5.2% and 6.2% and a deductible enterprise tax of between 7.7% and 8.0%, which in the aggregate resulted in a statutory rate of approximately 40% for the year ended March 31,2005. For the years ended March 31, 2004 and 2003, the deductible enterprise tax rate was between 9.6% and 10.1%, which in the aggregate resulted in statutory rate of approximately 41%.
     Amendments to Japanese tax regulations were enacted into law on March 24, 2003. As a result of this amendment, the statutory income tax rate was reduced from approximately 41% to 40% effective from April 1, 2004. Current income taxes were calculated at the rate of 40%, in effect for the year ended March 31, 2005, and 41% in the years 2004 and 2003, respectively.
     The effects of the income tax rate reduction on deferred income tax balances as of March 31, 2003 reduced the net deferred tax asset by approximately ¥1,044 million.
     For the year ended March 31, 2005, residual tax effects of ¥4,571 million previously recorded in accumulated other comprehensive income (minimum pension liability adjustments) were released and recorded as a reduction to income tax expense in the consolidated statements of income as a result of the elimination of the minimum pension liability adjustment.

     The effective tax rates of TDK for the years ended March 31, 2005, 2004 and 2003, are reconciled with the Japanese statutory tax rate in the following table:

	2005	2004	2003

Japanese statutory tax rate	40.4%	41.0%	41.0%
Expenses not deductible for tax purposes	1.1	1.2	0.4
Non taxable income	(0.2)	0.0	(2.1)
Difference in statutory tax rates of foreign subsidiaries	(10.5)	(23.0)	(19.9)
Change in the valuation allowance	3.8	4.5	13.1
Change in enacted tax laws and rates	—	0.3	5.1
Currency translation adjustment	0.0	0.0	(2.9)
Investment tax credit	(1.2)	(1.6)	(4.0)
Research and development tax credit	(3.6)	(1.3)	—
Residual tax effect in minimum pension liability adjustments	(7.5)	—	—
Additional tax related to prior years income	17.0	—	—
Other	(1.0)	0.6	(0.6)

Effective tax rate	38.3%	21.7%	30.1%

     Total income taxes for the years ended March 31, 2005, 2004 and 2003 are allocated as follows:

		Yen		U.S. Dollars
	(Millions)		(Thousands)
	2005	2004	2003	2005

Income from continuing operations	¥23,284	12,133	6,193	$217,607
Loss from discontinued operations	156	1,010	(897)	1,458
Stockholders’ equity, accumulated other comprehensive income (loss):
Foreign currency translation adjustments	8	245	(242)	75
Net unrealized gains (losses) on securities	(148)	348	(166)	(1,383)
Minimum pension liability adjustments	29,538	9,422	(10,950)	276,056

Total income taxes	¥52,838	23,158	(6,062)	$493,813

     Income from continuing operations before income taxes and income taxes for the years ended March 31, 2005, 2004 and 2003, are summarized as follows:

	Income From
	Continuing
	Operations
	Before Income	Income Taxes
	Taxes	Current	Deferred	Total

Yen (Millions):

2005
Japanese	¥ 36,836	22,261	(5,026)	17,235
Foreign	23,892	6,555	(506)	6,049

	¥ 60,728	28,816	(5,532)	23,284

2004
Japanese	8,611	4,411	(7)	4,404
Foreign	47,236	5,864	1,865	7,729

	55,847	10,275	1,858	12,133

2003
Japanese	6,932	(1,929)	5,977	4,048
Foreign	13,620	3,209	(1,064)	2,145

	20,552	1,280	4,913	6,193

U.S. Dollars (Thousands):

2005
Japanese	$344,261	208,047	(46,972)	161,075
Foreign	223,290	61,261	(4,729)	56,532

	$567,551	269,308	(51,701)	217,607

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2005 and 2004, are as follows:

	Yen		U.S. Dollars
	(Millions)		(Thousands)
	2005	2004	2005

Deferred tax assets:
Trade accounts receivable, principally due to allowance for doubtful receivables	¥332	217	$3,103
Inventories	894	251	8,355
Accrued business tax	1,330	344	12,430
Accrued expenses	3,863	3,605	36,103
Retirement and severance benefits	10,648	12,334	99,514
Net operating loss carryforwards	14,631	12,427	136,738
Tax credit carryforwards	208	559	1,944
Minimum pension liability adjustments	4,174	29,133	39,009
Property, plant and equipment, principally due to differences in depreciation	2,523	1,219	23,579
Other	1,493	1,276	13,954

Total gross deferred tax assets	40,096	61,365	374,729
Less valuation allowance	(15,409)	(11,028)	(144,009)

Net deferred tax assets	¥24,687	50,337	$230,720

Deferred tax liabilities:
Investments, principally due to differences in valuation	(6,034)	(7,329)	(56,393)
Undistributed earnings of foreign subsidiaries	(2,656)	(2,773)	(24,822)
Net unrealized gains on securities	(272)	(420)	(2,542)
Other	(1,220)	(1,068)	(11,402)

Total gross deferred tax liabilities	(10,182)	(11,590)	(95,159)

Net deferred tax assets	¥ 14,505	38,747	$135,561

     The net changes in the total valuation allowance for the years ended March 31, 2005, 2004 and 2003, are an increase of ¥4,381 million ($40,944 thousand), ¥1,338 million and ¥2,246 million, respectively. The valuation allowance primarily relates to deferred tax assets associated with net operating loss carryforwards incurred by certain foreign subsidiaries. The decrease in the valuation allowance attributable to preacquisition tax benefits recognized during the years ended March 31, 2005 and 2004 amounted to ¥119 million and ¥1,122 million, respectively. The reversal of the valuation allowance upon realization of tax benefits resulted in a reduction of goodwill. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax carryforwards are utilized. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not TDK will realize the benefits of these deductible differences and tax carryforwards, net of the existing valuation allowance at March 31, 2005.
     At March 31, 2005, TDK and certain subsidiaries have net operating loss carryforwards for income tax purposes of ¥48,135 million ($449,860 thousand) which are available to offset future taxable income, if any.

     Periods available to offset future taxable income vary in each tax jurisdiction and range from one year to an indefinite period as follows:

		U.S. Dollars
	Yen (Millions)	(Thousands)

Within 1 year	¥159	$1,486
1 to 5 years	6,440	60,187
5 to 20 years	15,242	142,449
Indefinite periods	26,294	245,738

	¥48,135	$449,860

     At March 31, 2005, certain subsidiaries have tax credit carryforwards for income tax purposes of ¥208 million ($1,944 thousand) which are available to reduce future income taxes, if any. Approximately ¥143 million ($1,336 thousand) of the tax credit carryforwards expire through 2019, while the remainder have an indefinite carryforward period.
     Net deferred income tax assets and liabilities at March 31, 2005 and 2004, are reflected in the accompanying consolidated balance sheets under the following captions:

	Yen		U.S. Dollars
	(Millions)		(Thousands)
	2005	2004	2005

Prepaid expenses and other current assets	¥6,654	5,105	$62,187
Deferred income taxes (noncurrent assets)	8,633	34,140	80,682
Other current liabilities	(31)	(283)	(289)
Deferred income taxes (noncurrent liabilities)	(751)	(215)	(7,019)

	¥14,505	38,747	$135,561

     As of March 31, 2005 and 2004, TDK did not recognize deferred tax liabilities of approximately ¥61,663 million ($576,290 thousand) and ¥50,714 million, respectively, for certain portions of undistributed earnings of foreign subsidiaries because TDK currently does not expect those unremitted earnings to reverse and become taxable to TDK in the foreseeable future. A deferred tax liability will be recognized when TDK expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. As of March 31, 2005 and 2004, the undistributed earnings of these subsidiaries are approximately ¥244,341 million ($2,283,561 thousand) and ¥208,991 million, respectively.
8. Retirement and Severance Benefits
     TDK and certain of its subsidiaries sponsor noncontributory retirement and severance plans that provide for pension or lump-sum benefit payments, based on length of service and certain other factors, to employees who retire or terminate their employment for reasons other than for dismissal for cause. Corporate statutory auditors participate in an unfunded retirement plan sponsored by TDK.
     TDK also sponsors a contributory defined benefit pension plan for which a majority of its employees are covered. Pension benefits under the plan are based on length of service and certain other factors. The contributory plan in Japan consists of the Employees’ Pension Fund plan (“EPF”), comprised of the substitutional portion based on the pay related part of the old age pension benefits prescribed by the Welfare Pension Insurance Law (similar to Social Security benefits in the United States) and the corporate portion based on contributory defined pension arrangements established at the discretion of TDK. The substitutional portions of the EPF represent a welfare pension plan carried out on behalf of the Japanese government.
     These contributory and noncontributory plans are funded in conformity with the funding requirements of the applicable Japanese governmental regulations.

     TDK had been exempted from contributing to the Japanese Pension Insurance (“JPI”) program that would otherwise have been required if it had not elected to fund the government substitutional portion of the benefit through an EPF arrangement. The plan assets of the EPF were invested and managed as a single portfolio for the entire EPF and were not separately attributed to the substitutional and corporate portions.
     In June 2001, the Contributed Benefit Pension Plan Law was newly enacted. This law permits an employer to elect to transfer the entire substitutional portion benefit obligation from the EPF to the government together with a specified amount of plan assets pursuant to a government formula. After such transfer, the employer would be required to make periodic contribution to JPI, and the Japanese government would be responsible for all benefit payments.
     Pursuant to the new law, TDK received an approval of exemption from the Minister of Health, Labor and Welfare, effective September 25, 2003, from the obligation for benefits related to future employee service with respect to the substitutional portion of its EPF. TDK received governmental approval of exemption from the obligation for benefits related to past employee service in October 2004 with respect to the substantial portion of its domestic contributory plan. The transfer to the government was completed on January 31, 2005.
     TDK accounted for the transfer in accordance with EITF Issue No. 03-2 “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” (“EITF 03-2”). As specified in EITF 03-2, the entire separation process is to be accounted for at the time of completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as a settlement in accordance with SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. As a result of the transfer, TDK recognized as a subsidy from the Japanese government an amount equal to the difference between the fair value of the obligation deemed “settled” with the Japanese government and the assets required to be transferred to the government. The subsidy that TDK recognized amounted to ¥33,533 million ($313,392 thousand). In addition, TDK recognized a settlement loss equal to the amount calculated as the ratio of the obligation settled to the total EPF obligation immediately prior to settlement, both of which exclude the effect of future salary progression relating to the substitutional portion, times the net unrecognized gain/loss immediately prior to settlement, which amounted to ¥27,347 million ($255,579 thousand). This gain and loss is included in operating income in the accompanying consolidated statements of income for the year ended March 31, 2005.
     Effective October 1, 2004, the corporate portion of the EPF was amended by a new defined benefit plan that provides benefits based on length of service and other factors in a manner similar to the predecessor corporate defined benefit plan but, at a reduced rate. The reduction in the pension benefit obligation as of the effective date in the amount of ¥10,925 million ($102,103 thousand) has been accounted for as a negative plan amendment and included in prior service cost and will be amortized into net periodic benefit cost over the weighted average remaining service period of the plan participants.
     TDK and its subsidiaries use a January 1 measurement date for the majority of the plans.

     Net periodic benefit cost for TDK’s employee retirement and severance defined benefit plans for the years ended March 31, 2005, 2004 and 2003 consisted of the following components:

	Yen			U.S. Dollars
	(Millions)			(Thousands)
	2005	2004	2003	2005

Service cost-benefits earned during the year	¥6,806	10,341	9,383	$63,607
Interest cost on projected benefit obligation	5,359	6,271	5,985	50,084
Expected return on plan assets	(3,180)	(2,640)	(3,678)	(29,720)
Amortization of transition assets	(1,331)	(1,331)	(1,331)	(12,439)
Recognized actuarial loss	5,696	7,480	5,963	53,234
Amortization of unrecognized prior service benefit	(1,522)	(1,353)	(1,342)	(14,224)
Settlement gain, net	(6,186)	—	—	(57,813)

	¥5,642	18,768	14,980	$52,729

     Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	Yen		U.S. Dollars
	(Millions)		(Thousands)
	2005	2004	2005
Change in benefit obligations:
Benefit obligations at beginning of period	¥258,991	250,625	$2,420,477
Service cost	6,806	10,341	63,607
Interest cost	5,359	6,271	50,084
Plan participants’ contributions	—	405	—
Plan amendments	(10,925)	68	(102,103)
Actuarial loss (gain)	(727)	(1,223)	(6,794)
Benefits paid	(6,646)	(6,692)	(62,112)
Transfer of substitutional portion	(67,862)	—	(634,224)
Others	(437)	—	(4,084)
Translation adjustment	438	(804)	4,093

Benefit obligations at end of period	184,997	258,991	1,728,944

Change in plan assets:
Fair value of plan assets at beginning of period	168,913	146,573	1,578,626
Actual return on plan assets	8,053	21,458	75,262
Employer contributions	3,596	6,434	33,608
Plan participants’ contributions	—	405	—
Benefits paid	(6,046)	(5,588)	(56,505)
Transfer of substitutional portion	(31,985)	—	(298,925)
Translation adjustment	117	(369)	1,093

Fair value of plan assets at end of period	142,648	168,913	1,333,159

Funded status	(42,349)	(90,078)	(395,785)
Unrecognized net transition obligation being recognized over 18 years	(2,607)	(5,046)	(24,365)
Unrecognized net actuarial loss	72,650	113,550	678,972
Unrecognized prior service benefit	(28,295)	(18,891)	(264,439)

Net amount recognized	(601)	(465)	(5,617)

Amounts recognized in consolidated balance sheets consists of:
Prepaid pension cost	17,669	—	165,131
Retirement and severance benefits	(28,839)	(73,521)	(269,523)
Intangible assets	56	64	523
Accumulated other comprehensive loss	10,513	72,992	98,252

Net amount recognized	(601)	(465)	(5,617)

Actuarial present value of accumulated benefit obligations at end of period	¥167,834	237,868	$1,568,542

     The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows.

	Yen		U.S. Dollars
	(Millions)		(Thousands)
	2005	2004	2005

Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥184,997	258,991	$1,728,944
Fair value of plan assets	142,648	168,913	1,333,159
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	54,504	237,364	509,383
Fair value of plan assets	28,531	168,316	266,645

Assumptions
Weighted-average assumptions used to determine benefit obligations at March 31:

	2005	2004

Discount rate	2.2%	2.1%
Assumed rate of increase in future compensation levels	3.0%	3.0%
Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31:

	2005	2004	2003

Discount rate	2.1%	2.1%	2.6%
Assumed rate of increase in future compensation levels	3.0%	3.0%	3.0%
Expected long-term rate of return on plan assets	2.2%	2.2%	2.6%
     TDK determines the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. TDK considers the current expectations for future returns and the actual historical returns of each plan asset category.
Plan assets
     The weighted-average asset allocations of TDK’s benefit plans at March 31, 2005 and 2004 by asset category are as follows:

	2005	2004

Equity securities	26.2%	54.4%
Debt securities	6.9%	19.9%
Cash	62.5%	19.9%
Other	4.4%	5.8%

	100.0%	100.0%

     TDK’s investment policies are designed to ensure adequate plan assets are available to provide future payments of pension benefits to eligible participants. Taking into account the expected long-term rate of return on plan assets, TDK formulates a “model” portfolio comprised of the optimal combination of equity securities and debt securities. Plan assets are invested in individual equity and debt securities using the guidelines of the “model” portfolio in order to produce a total return that will match the expected return on a mid-term to long-term basis. TDK evaluates the gap between expected return and actual return of invested plan assets on an annual basis to determine if such differences necessitate a revision in the formulation of the “model” portfolio. TDK revises the “model” portfolio when and to the extent considered necessary to achieve the expected long-term rate of return on plan assets.
     During the year ended March 31, 2005, the EPF sold certain assets to facilitate the funding of the payment to the Japanese government for the transfer of the substitutional portion of the plan. In addition, the strategic mix for domestic pension plans has increased asset allocation to cash based on the unclear outlook for the bond and equity market in Japan at the middle of 2004. As a result, the relative portion of cash in pension assets at March 31, 2005 increased compared to March 31, 2004.
Contributions
     TDK expects to contribute ¥4,882 million ($45,626 thousand) to its defined benefit plans for the year ending March 31, 2006.

Estimated future benefit payments
     The benefits expected to be paid from the pension plans in each year 2006 through 2015 are as follows:

	Yen	U.S. Dollars
	(Millions)	(Thousands)

Year ending March 31,
2006	¥6,075	$56,776
2007	5,828	54,467
2008	6,806	63,607
2009	7,346	68,654
2010	8,227	76,888
2011 — 2015	¥41,146	$384,542
9. Legal Reserve and Dividends
     The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by TDK and its Japanese subsidiaries be appropriated as a legal reserve. No further appropriations are required when the total amount of the additional paid-in capital and the legal reserve equals 25% of their respective stated capital. The Japanese Commercial Code also provides that to the extent that the sum of the additional paid-in capital and the legal reserve exceeds 25% of the stated capital, the amount of the excess (if any) is available for appropriations by resolution of the shareholders. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries. Cash dividends and appropriations to the legal reserve charged to retained earnings for the years ended March 31, 2005, 2004 and 2003 represent dividends paid out during those years and the related appropriations to the legal reserve. The accompanying consolidated financial statements do not include any provision for the dividend proposed by the Board of Directors of ¥40 ($0.37) per share aggregating ¥5,290 million ($49,439 thousand) in respect of the year ended March 31, 2005. Cash dividends per common share are computed based on dividends paid for the year.
10. Stock Option Plan
     TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 29, 2004 regarding the issuance of stock acquisition rights as stock options (the Stock Acquisition Rights) to Board members, Corporate Officers and select senior executives, pursuant to Articles 280-20 and 280-21 of the Japanese Commercial Code. Upon approval, the Board of Directors adopted resolutions to issue at no charge an aggregate of 2,343 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of TDK, to the then 187 Directors, Corporate Officers and select senior executives of TDK, and the Directors and select senior executives of affiliates. The Stock Acquisition Rights issued on August 6, 2004 are exercisable during the period from August 1, 2006 to July 31, 2010. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥8,147 ($76.14) per share of common stock, which was calculated by a formula approved by shareholders at the said annual shareholders meeting and is subject to an adjustment in certain events, including but not limited to a stock split, stock dividend and issue of new shares at a price less than the current market price of the shares of TDK. The exercise price of each Stock Acquisition Rights was equal to or greater than the fair market value of TDK’s common stock on the date of grant. To cover these options TDK purchased on the Tokyo Stock Exchange (“TSE”) a total of 234,300 common shares with an aggregate purchase price of ¥1,656 million ($15,472 thousand) from August 9, 2004 through August 16, 2004.

     TDK obtained approval of the Ordinary General Meeting of Shareholders held in June 2003 and 2002 regarding the issuance of stock acquisition rights as stock options, pursuant to Articles 280-20 and 280-21 of the Japanese Commercial Code. Upon approval, the Board of Directors adopted resolutions to issue at no charge an aggregate of 2,547 and 2,236 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of TDK, to the then 179 and 197 Directors, Corporate Officers and selected senior executives of TDK, and the Directors and select senior executives of its affiliates. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights was set at ¥ 6,954 and ¥ 5,909 per share of common stock. The exercise price of each Stock Acquisition Rights was equal to or greater than the fair market value of TDK’s common stock on the date of grant.
     The Ordinary General Meeting of Shareholders held in June 2001 and 2000 approved to implement TDK’s stock option plan for Directors and certain employees of TDK, and the purchase of TDK’s own shares for transfer to them under the plan, pursuant to Article 210-2 of Japanese Commercial Code. Stock options were provided to the then 196 and 204 Directors on the Board and associate directors and officials in amounts ranging from 500 to 10,000 common shares each, at an exercise price of ¥ 6,114 and ¥ 15,640 per share. The exercise price of each Stock Acquisition Rights was equal to or greater than the fair market value of TDK’s common stock on the date of grant.
     TDK currently accounts for these stock option plans as fixed plans pursuant to APB 25.
     A summary of the status of TDK’s stock option plans as of March 31, 2005, 2004 and 2003, and of the activity during the years ending on those dates, is as follows:

	2005		2004		2003		2005
		Weighted		Weighted		Weighted	Weighted
	Number	average	Number	average	Number	average	average
	of	exercise	of	exercise	of	exercise	exercise
	shares	price	shares	price	shares	price	price
							U.S.
		Yen		Yen		Yen	Dollars
Outstanding at beginning of year	739,300	¥8,358	548,000	¥8,967	327,900	¥11,050	$78.11
Granted	234,300	8,147	254,700	6,954	223,600	5,909	76.14
Exercised	71,700	5,979	46,900	6,114	—	—	55.88
Forfeited or Expired	33,300	13,695	16,500	13,276	3,500	8,777	127.99

Outstanding at end of year	868,600	8,293	739,300	8,358	548,000	8,967	77.50

Exercisable at end of year	380,600	9,275	264,300	11,755	168,900	15,640	86.68
Information about stock options outstanding at March 31, 2005 is as follows:

	Options Outstanding
		Weighted
		average
	Number	remaining	Weighted average
Range of exercise prices	outstanding at	contractual life	exercise price
Yen	March 31, 2005	(years)	Yen	U.S. Dollars
8,147	234,300	5.3	8,147	76.14
6,954	253,700	4.3	6,954	64.99
5,909	171,600	3.3	5,909	55.22
6,114	79,000	2.1	6,114	57.14
15,640	130,000	1.1	15,640	146.17

5,909 to 15,640	868,600	3.2	8,293	77.50

     The fair value of these stock options was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2005		2004	2003
Grant-date fair value	¥1,910	($17.85)	¥1,849	¥1,569
Expected life	4.0 years		4.0 years	4.0 years
Risk-free interest rate		0.59%	0.47%	0.35%
Expected volatility		35.05%	39.65%	39.96%
Expected dividend yield		0.77%	0.75%	0.80%
11. Other Comprehensive Income (Loss)
     Change in accumulated other comprehensive income (loss) for the years ended March 31, 2005, 2004 and 2003, are as follows:

	Yen			U.S. Dollars
	(Millions)			(Thousands)
	2005	2004	2003	2005
Foreign currency translation adjustments:
Balance at beginning of period	¥(52,807)	(26,520)	(7,773)	$(493,523)
Adjustments for period	5,636	(26,287)	(18,747)	52,672

Balance at end of period	(47,171)	(52,807)	(26,520)	(440,851)

Net unrealized gains (losses) on securities:
Balance at beginning of period	648	110	379	6,056
Adjustments for period	153	538	(269)	1,430

Balance at end of period	801	648	110	7,486

Minimum pension liability adjustments:
Balance at beginning of period	(38,228)	(52,414)	(36,605)	(357,271)
Adjustments for period	32,941	14,186	(15,809)	307,860

Balance at end of period	(5,287)	(38,228)	(52,414)	(49,411)

Total accumulated other comprehensive income (loss):
Balance at beginning of period	(90,387)	(78,824)	(43,999)	(844,738)
Adjustments for period	38,730	(11,563)	(34,825)	361,962

Balance at end of period	¥(51,657)	(90,387)	(78,824)	$(482,776)

     Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments for the years ended March 31, 2005, 2004 and 2003, are as follows:

		Yen
	(Millions)
	Before	Tax
	tax	(expense)	Net-of-tax
	amount	or benefit	amount
2005
Foreign currency translation adjustments:
Amount arising during the year on investments in foreign entities held at end of period	¥5,203	(8)	5,195
Reclassification adjustments for the portion of gains and losses realized upon liquidation and sale of investments in foreign entities	441	—	441

Net foreign currency translation adjustments	5,644	(8)	5,636
Unrealized gains (losses) on securities:
Unrealized holding gains arising for period	676	(119)	557
Reclassification adjustments for (gains) losses realized in net income	(671)	267	(404)

Net unrealized gains (losses)	5	148	153
Minimum pension liability adjustments	62,479	(29,538)	32,941

Other comprehensive income (loss)	¥68,128	(29,398)	38,730

2004
Foreign currency translation adjustments:
Amount arising during the year on investments in foreign entities held at end of period	¥(26,464)	(245)	(26,709)
Reclassification adjustments for the portion of gains and losses realized upon liquidation and sale of investments in foreign entities	422	—	422

Net foreign currency translation adjustments	(26,042)	(245)	(26,287)
Unrealized gains (losses) on securities:
Unrealized holding gains arising for period	886	(348)	538
Minimum pension liability adjustments	23,608	(9,422)	14,186

Other comprehensive income (loss)	¥(1,548)	(10,015)	(11,563)

2003
Foreign currency translation adjustments:
Amount arising during the year on investments in foreign entities held at end of period	¥(19,751)	242	(19,509)
Reclassification adjustments for the portion of gains and losses realized upon liquidation of investments in foreign entities	762	—	762

Net foreign currency translation adjustments	(18,989)	242	(18,747)
Unrealized gains (losses) on securities:
Unrealized holding gains arising for period	104	(41)	63
Reclassification adjustments for (gains) losses realized in net income	(539)	207	(332)

Net unrealized gains (losses)	(435)	166	(269)
Minimum pension liability adjustments	(26,759)	10,950	(15,809)

Other comprehensive income (loss)	¥(46,183)	11,358	(34,825)

	U.S. Dollars
	(Thousands)
		Tax
	Before tax	(expense)	Net-of-tax
	amount	or benefit	amount
2005
Foreign currency translation adjustments:
Amount arising during the year on investments in foreign entities held at end of period	$48,626	(75)	48,551
Reclassification adjustments for the portion of gains and losses realized upon liquidation and sale of investments in foreign entities	4,121	—	4,121

Net foreign currency translation adjustments	52,747	(75)	52,672
Unrealized gains (losses) on securities:
Unrealized holding gains arising for period	6,318	(1,112)	5,206
Reclassification adjustments for (gains) losses realized in net income	(6,271)	2,495	(3,776)

Net unrealized gains (losses)	47	1,383	1,430
Minimum pension liability adjustments	583,916	(276,056)	307,860

Other comprehensive income (loss)	$636,710	(274,748)	361,962

12. Leases
     TDK and its subsidiaries occupy offices and other facilities under various cancellable lease agreements expiring in fiscal 2006 through 2007. Lease deposits made under such agreements, aggregating ¥1,900 million ($17,757 thousand) and ¥2,079 million, at March 31, 2005 and 2004, respectively, are included in other assets on the accompanying consolidated balance sheets.
     The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of March 31, 2005:

	Yen	U.S. Dollars
	(Millions)	(Thousands)
Year ending March 31,
2006	¥2,355	$22,009
2007	1,697	15,860
2008	1,133	10,589
2009	595	5,561
2010	305	2,850
Later years	723	6,757

	¥6,808	$63,626

13. Commitments and Contingent Liabilities
     At March 31, 2005, commitments outstanding for the purchase of property, plant and equipment approximated ¥12,292 million ($114,879 thousand). TDK has entered into several purchase agreements with certain suppliers whereby TDK committed to purchase a minimum amount of raw materials to be used in the manufacture of its products. Future minimum purchases remaining under the agreements approximated ¥3,841 million ($35,897 thousand) at March 31, 2005.

     TDK and certain of its subsidiaries provide guarantees to third parties on bank loans of its employees. The guarantees on behalf of the employees are made for their housing loans. For each guarantee issued, in the event the employee defaults on payment, TDK would be required to make payments under its guarantee. The maximum amount of undiscounted payments TDK would have to make in the event of default is ¥6,296 million ($58,841 thousand) and ¥6,605 million at March 31, 2005 and 2004, respectively. As of March 31, 2005, the liability recognized for TDK’s obligation under the guarantee arrangement is not material.
     Several claims against TDK and certain subsidiaries are pending. Provision has been made for the estimated liabilities for the items. In the opinion of management, based upon discussion with counsel, any additional liability not currently provided for will not materially affect the consolidated financial position and results of operations of TDK.
14. Risk Management Activities and Derivative Financial Instruments
     TDK and its subsidiaries operate internationally which exposes them to the risk of changes in foreign exchange rates and interest rates; derivative financial instruments are utilized to reduce these risks. TDK and its subsidiaries do not hold or issue financial instruments for trading purposes. TDK and its subsidiaries are exposed to credit related losses in the event of nonperformance by the counterparties to those financial instruments, but does not expect any counterparties to fail to meet their obligations given their high credit ratings. The credit exposure of currency swaps, interest rate and currency swaps, forward foreign exchange contracts and currency option contracts is represented by the fair values of contracts.
     TDK and one of its subsidiaries have currency swaps and interest rate and currency swaps with certain financial institutions to limit their exposure to fluctuations in foreign exchange rates and interest rates involved mainly with loans made by TDK to its subsidiaries in a total amount of ¥11,067 million ($103,430 thousand) and ¥12,605 million at March 31, 2005 and 2004, respectively. These swaps require TDK and the subsidiary to pay principally euros and U.S. dollars and to receive Japanese yen at a specified rate on specific dates. The remaining term of these swaps is one month as of March 31, 2005. Gains or losses on interest and currency swaps and currency swaps are included in interest expense and foreign exchange gain (loss) in the consolidated statements of income, respectively. The swap contracts are measured at fair value and are included in prepaid expenses and other current assets or other current liabilities, as the case may be, in the consolidated balance sheets.
     Forward exchange contracts and currency option contracts have been entered into to hedge adverse effects of foreign currency exchange rate fluctuations mainly on foreign-currency-denominated trade receivables and foreign-currency-denominated forecasted transactions.
     At March 31, 2005 and 2004, TDK and certain of its subsidiaries had forward exchange contracts to sell and buy foreign currencies (principally U.S. dollars and Japanese Yen) and currency option contracts for a contract amount of ¥28,990 million ($270,935 thousand) and ¥34,978 million, respectively. Gains or losses on forward exchange contracts and currency option contracts are included in foreign exchange gain (loss) in the consolidated statements of income. These contracts are measured at fair value and are included in prepaid expenses and other current assets or other current liabilities, as the case may be, in the consolidated balance sheets.

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
(c) Long-term debt
     The fair value of TDK’s long-term debt is estimated based on the amount of future cash flows associated with the instrument discounted using TDK’s current borrowing rate for similar debt of comparable maturity, or based on the quoted market prices for the same or similar issues.
(d)	Currency Swaps, Currency and Interest Rate Swaps, Forward Foreign Exchange Contracts and Foreign Currency Option Contracts
     The fair values of currency swaps, currency and interest rate swaps, forward foreign exchange contracts and foreign currency option contracts are estimated by obtaining quotes from financial institutions.
     The carrying amounts and estimated fair values of TDK’s financial instruments at March 31, 2005 and 2004, are summarized as follows:

	Yen (Millions)
As of March 31, 2005	Carrying amount	Estimated fair value
Nonderivatives:
Assets:
Investments in securities and other assets for which it is:
Practicable to estimate fair value	¥12,684	12,684
Not practicable to estimate fair value	1,741	—
Liability:
Long-term debt, including current portion	(184)	(184)
Derivatives:
Currency and interest rate swaps in a:
Gain position	—	—
Loss position	(312)	(312)
Forward foreign exchange contracts in a:
Gain position	—	—
Loss position	(88)	(88)
Currency option contracts in a:
Gain position	—	—
Loss position	(366)	(366)

	Yen (Millions)
As of March 31, 2004	Carrying amount	Estimated fair value
Nonderivatives:
Assets:
Investments in securities and other assets for which it is:
Practicable to estimate fair value	¥8,259	8,259
Not practicable to estimate fair value	1,135	—
Liability:
Long-term debt, including current portion	(128)	(128)
Derivatives:
Currency and interest rate swaps in a:
Gain position	287	287
Loss position	(35)	(35)
Forward foreign exchange contracts in a:
Gain position	403	403
Loss position	(7)	(7)
Currency option contracts in a:
Gain positions	91	91

	U.S. Dollars (Thousands)
As of March 31, 2005	Carrying amount	Estimated fair value
Nonderivatives:
Assets:
Investments in securities and other assets for which it is:
Practicable to estimate fair value	$118,542	118,542
Not practicable to estimate fair value	16,271	—
Liability:
Long-term debt, including current portion	(1,720)	(1,720)
Derivatives:
Currency and interest rate swaps in a:
Gain position	—	—
Loss position	(2,916)	(2,916)
Forward foreign exchange contracts in a:
Gain position	—	—
Loss position	(822)	(822)
Currency option contracts in a:
Gain position	—	—
Loss position	(3,421)	(3,421)
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

16. Restructuring Charges
     The downturn in the U.S. economy from the fourth quarter ended March 31, 2001 and the reduction in IT investment volume on a world-wide basis had an adverse effect on TDK. Under the circumstances, TDK believes offering competitive pricing is essential to maintaining its advantageous position in the market of electronic components. Additionally, many of TDK’s customers who manufacture consumer products have transferred their manufacturing facilities to Asian countries, in particular China. As a result, TDK, as a supplier of electronic components to these customers, will be required to transfer certain of its factories to these Asian countries in order to meet the customers’ logistical needs.
     During the year ended March 31, 2003, TDK recorded a restructuring charge of ¥5,345 million. TDK recorded a workforce reduction charge of approximately ¥2,346 million relating primarily to severances. As a result of the restructuring, a total of 1,302 regular employees were terminated through March 31, 2003. TDK recorded a restructuring charge of ¥2,999 million mainly relating to losses on the disposal of property, plant and equipment in Japan, the Americas and Europe.
     Through March 31, 2003, TDK had paid ¥5,119 million of the ¥5,345 million restructuring charges. TDK paid all of the remaining restructuring costs by the end of first quarter of fiscal 2004.
17. Goodwill and Other Intangible Assets
     The components of acquired intangible assets excluding goodwill at March 31, 2005 and 2004, are as follows:

	Yen (Millions)
	2005			2004
		Accumu-			Accumu-
	Gross	lated		Gross	lated
	Carrying	Amorti-	Net	Carrying	Amorti-	Net
	Amount	zation	Amount	Amount	zation	Amount
Amortized intangible assets:
Patent	¥10,347	2,242	8,105	10,349	1,259	9,090
Software	7,271	4,399	2,872	7,359	4,207	3,152
Other	2,346	715	1,631	2,739	870	1,869

Total	19,964	7,356	12,608	20,447	6,336	14,111

Unamortized intangible assets	¥639		639	916		916

	U.S. Dollars (Thousands)
		Accumu-
	Gross	lated
	Carrying	Amorti-	Net
	Amount	zation	Amount
Amortized intangible assets:
Patent	$96,701	20,953	75,748
Software	67,953	41,112	26,841
Other	21,926	6,683	15,243

Total	186,580	68,748	117,832

Unamortized intangible assets	$5,972		5,972

     Intangible assets subject to amortization are amortized using the straight-line method over their estimated useful lives to their estimated residual value of zero. The useful lives are 11 years for the Patents, 3 to 5 years for Internal-use Software, and 10 years for Other intangible assets.
     Aggregate amortization expense for the years ended March 31, 2005, 2004 and 2003 was ¥2,467 million ($23,056 thousand), ¥2,626 million and ¥1,762 million, respectively. Estimated amortization expense for the next five years is: ¥2,342 million in 2006, ¥1,869 million in 2007, ¥1,521 million in 2008, ¥1,331 million in 2009, and ¥1,211 million in 2010.
     The changes in the carrying amount of goodwill by segment for the year ended March 31, 2005 is as follows:

	Yen (Millions)
	Electronic
	materials and	Recording media
	components	and systems	Total
April 1, 2003	¥13,634	497	14,131
Additions	76	—	76
Deductions	(2,128)	(497)	(2,625)
Translation adjustment	(1,553)	—	(1,553)

March 31, 2004	10,029	—	10,029
Additions	991	—	991
Deductions	(1,975)	—	(1,975)
Translation adjustment	165	—	165

March 31, 2005	¥9,210	—	9,210

	U.S. Dollars (Thousands)
	Electronic
	materials and	Recording media
	components	and systems	Total
March 31, 2004	$93,729	—	93,729
Additions	9,262	—	9,262
Deductions	(18,458)	—	(18,458)
Translation adjustment	1,542	—	1,542

March 31, 2005	$86,075	—	86,075

     Goodwill additions during the year ended March 31, 2005 principally represent the excess of purchase price over the fair value of assets acquired and liabilities assumed for a certain immaterial acquisition made during the year. Goodwill deductions during the year ended March 31, 2005 primarily consist of an impairment loss from discontinued operations in the amount of ¥1,856 million in connection with the discontinuation of TDK’s semiconductor business (note 20) and a reclassification to deferred income taxes in the amount of ¥119 million related to post-acquisition adjustment resulting from recognition of preacquisition tax benefits.
     Goodwill deductions during the year ended March 31, 2004 consist of a reclassification to intangible assets in the amount of ¥1,006 million resulting from the finalization of the purchase price allocation of a subsidiary acquired in 2003, a reclassification to deferred income taxes in the amount of ¥1,122 million related to post-acquisition adjustment resulting from recognition of preacquisition tax benefits, and the sale of a certain subsidiary in the amount of ¥497 million.

18. Net Income per Share
     A reconciliation of the numerators and denominators of the basic and diluted net income per share computations is as follows:

	Yen			U.S. Dollars
	(Millions)			(Thousands)
	2005	2004	2003	2005
Income from continuing operations available to common stockholders	¥36,965	43,355	13,593	$345,467
Loss from discontinued operations available to common stockholders	3,665	1,254	1,574	34,252

Net income available to common stockholders	¥33,300	42,101	12,019	$311,215

	Number of shares (Thousands)
	2005	2004	2003
Weighted average common shares outstanding — Basic	132,293	132,475	132,716
Effect of dilutive stock options	83	48	—

Weighted average common shares outstanding — Diluted	132,376	132,523	132,716

	Yen			U.S. Dollars
	2005	2004	2003	2005
Income from continuing operations per share:
Basic	¥279.41	327.27	102.42	$2.61
Diluted	279.25	327.15	102.42	2.61
Loss from discontinued operations per share:
Basic	¥(27.70)	(9.47)	(11.86)	$(0.26)
Diluted	(27.69)	(9.46)	(11.86)	(0.26)
Net income per share:
Basic	¥251.71	317.80	90.56	$2.35
Diluted	251.56	317.69	90.56	2.35
19. Business and Credit Concentrations
     One significant customer related to electronic materials and components business accounted for 12.6%, 12.1% and 8.5% of TDK’s net sales for the years ended March 31, 2005, 2004 and 2003, respectively, and 13.2% and 10.2% of trade receivables at March 31, 2005 and 2004, respectively.

20. Discontinued Operations
     On March 31, 2005, TDK entered into an agreement to sell all outstanding stock of its wholly owned subsidiary, TDK Semiconductor Corporation (“TSC”) for ¥1,509 million ($14,103 thousand) to Golden Gates Capital (“Buyer”). The sale of TSC is part of TDK’s continuing shift away from non-core products and technologies. The sale agreement also includes earn-out payments, to be made by the Buyer to TDK, of up to ¥3,478 million ($32,505 thousand). The payments are contingent upon certain milestones being met related to future revenue targets extending through 2007. The transaction was completed on April 8, 2005. TDK has accounted for the sale of TSC as a discontinued operation pursuant to FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, as TSC meets the definition of a “component of an entity”. The results of operations for this subsidiary have been reported as discontinued operations for all periods presented. Accordingly, certain financial statement information and related footnote disclosures related to prior periods have been reclassified.
     Selected financial information for the years ended March 31, 2005, 2004 and 2003 for the discontinued operations, are summarized as follows:

				U.S. Dollars
	Yen (Millions)			(Thousands)
	2005	2004	2003	2005
Net sales	¥2,242	3,070	4,015	$20,953

Loss from operations before income taxes (including loss on disposal of ¥454 million in 2005)	3,509	244	2,471	32,794
Income tax expense (benefit)	156	1,010	(897)	1,458

Loss from discontinued operations	¥3,665	1,254	1,574	$34,252

     Included in loss from discontinued operations for the year ended March 31, 2004, is patent infringement settlement income in the amount of ¥1,933 million which, prior to being reclassified, was previously included in income before income taxes for the year. This patent infringement settlement income has been reflected as a component of loss from discontinued operations as it directly relates to the TSC business being disposed.
     On August 6, 2001, TSC filed suit against Silicon Laboratories, Inc. (“SiLabs”) alleging infringement by SiLabs of U.S. Patent No. 5,654,984 entitled “Signal Modulation Across Capacitors” (“the ’984 patent”) owned by TSC. The patent relates to novel methods and circuitry for communicating a signal across an isolation barrier using capacitors. The patented technology is principally useful in modem applications. TDK’s lawsuit alleged that SiLabs integrated the patented technology into its competing modem products. SiLabs counterclaimed alleging (1) unfair competition and (2) intentional and negligent interference with economic relations.
     In April 2003, the parties resolved the dispute with the execution of a Settlement Agreement wherein both parties agreed to dismiss all litigation between them without admitting any liability. In exchange for the payment of $17 million to TSC, SiLabs was granted a fully paid-up, exclusive perpetual license to use the ’984 patent, as well as three ancillary patents owned by TSC. Pursuant to the Settlement Agreement, TDK has no further obligation to provide additional services, product deliverables or enhancements to the licensed technology. TSC did reserve for itself and other TDK companies the right to use the patents with regard to TDK-branded products. In addition, TSC agreed that neither it or any TDK entity would pursue a claim against SiLabs for a period of 20 years for patent infringement related to any SiLabs product in existence at the time of the settlement or any capacitive-based digital access arrangement (“DAA”) product subsequently introduced by SiLabs.

     The components of the assets and liabilities held for sale as of March 31, 2005 are as follows:

		U.S. Dollars
	Yen (Millions)	(Thousands)
Assets held for sale
Current assets	¥548	$5,121
Net property, plant and equipment	430	4,019
Other assets	15	140

	993	9,280

Liabilities held for sale
Current liabilities	¥92	$860
21. Sale of a Subsidiary
     On October 1, 2004, TDK Logistics Corporation (“TDK Logistics”), a wholly owned subsidiary which provided warehousing and transportation services to only TDK, was acquired in a share for share exchange by Alps Logistics Co., Ltd. (“ALPS”), a third party listed company on the Tokyo Stock Exchange. The share exchange ratio was 0.82 of an ALPS share for one TDK Logistics share. The fair value of shares issued to effect this transaction was determined based on the market value of ALPS common shares at the consummation date and amounted to ¥3,365 million. As a result of the acquisition, TDK owns approximately 7.9% of the outstanding common stock of ALPS. TDK continues to use warehousing and transportation services which are now provided by ALPS. The sale of TDK Logistics does not meet the criteria for reporting as discontinued operations as the operations and cash flows of the former subsidiary will not be eliminated from the cash flows of TDK. TDK recorded a gain on sale of ¥1,799 million ($16,813 thousand) which is included in operating income in the consolidated statement of income for the year ended March 31, 2005.
22. Subsequent Events
     On May 17, 2005, TDK acquired 100% of the issued and outstanding shares of Amperex Technology Limited (“ATL”), a Hong Kong based company engaged in the production and sale of Polymer Lithium Batteries with about 3,000 employees, for the total purchase price of approximately $100 million, net of cash acquired. ATL was founded in July 1999 and has a manufacturing plant in Dongguan, China. The acquisition was made for the purpose of obtaining an operating base on which to develop TDK’s materials technology in the field of energy, where growth is expected in the future. ATL specializes in the compact and flexible polymer lithium battery business, and has established a production system of stable quality based on its special know-how in materials technology and production engineering technology.
     On June 29, 2005, TDK received a notification and assessment of additional tax from the Tokyo Regional Tax Bureau (Nihonbashi Tax Office) asserting that prices charged and paid by TDK in connection with sales and purchases of products involving its overseas subsidiaries have not been commensurate with the prices of similar transactions involving unrelated third parties. The period of additional assessments covers the tax years ending from March 1999 through March 2003. The additional tax assessed by the Tokyo Regional Tax Bureau amounts to ¥11,960 million including interest and penalty, which has been reflected as additional tax expense and other expense, net of deferred income tax benefits in the accompanying consolidated statements of income for the year ended March 31, 2005. TDK intends to appeal the assessment with the Tokyo Regional Tax Bureau. However, no assurances can be provided as to whether TDK will be successful or the ultimate outcome of the appeal.

     On July 19, 2005, TDK entered into an agreement with Invensys plc (“Seller”), a London based manufacturer listed on the London Stock Exchange, to purchase the Lambda Power division of the Seller for the aggregate purchase price of approximately $235 million, net of cash acquired. The division consists of Lambda USA, Lambda Europe, Densei-Lambda KK and other entities, and conducts business primarily related to development, production and sales of power supplies in thirteen countries around the world. Under the terms of the agreement, TDK will be the sole owner of Lambda Power businesses in the U.S. and Europe and acquire approximately 58% of the shares of Densei-Lambda KK. TDK conducts its power supply business based on expertise in electronic materials, particularly ferrite. The acquisition is intended to establish a more resilient operating base in the power supply field, which is expected to continue to grow in the years ahead, by combining TDK’s strengths with those of the various businesses of the Lambda Power division.
23. Supplementary Information

		Yen		U.S. Dollars
	(Millions)			(Thousands)
	2005	2004	2003	2005
(a) Statement of Income
Research and development	¥36,348	32,948	30,099	$339,701
Rent	7,349	8,037	9,194	68,682
Maintenance and repairs	11,090	11,875	11,111	103,645
Advertising costs	4,926	6,261	5,521	46,037

(b) Statement of Cash Flows
Cash paid during year for:
Interest	¥331	350	646	$3,093
Income taxes	¥13,740	4,299	(1,270)	$128,411
Noncash activities
     In fiscal 2005, TDK received a 7.9% ownership interest in ALPS having a fair value of ¥3,365 million in exchange for all issued and outstanding shares of TDK Logistics in a share-to-share exchange transaction.
     In fiscal 2004 and fiscal 2003, there were no material noncash investing and financing activities.

Schedule II
TDK CORPORATION AND SUBSIDIARIES
Valuation and Qualifying Accounts
(In millions of yen)
Years ended March 31, 2005, 2004 and 2003

	Balance at				Balance
	beginning	Charged to	Bad debts	Translation	at end of
	of period	earnings	written off	adjustment	period
Year ended March 31, 2005:

Allowance for doubtful receivables	¥2,000	598	106	68	2,560

Year ended March 31, 2004:

Allowance for doubtful receivables	¥2,850	(227)	373	(250)	2,000

Year ended March 31, 2003:

Allowance for doubtful receivables	¥3,770	(218)	440	(262)	2,850

Item 18. Financial Statements
     Not applicable.
Item 19. Exhibits
     Documents filed as exhibits to this annual report are as follows:
1.1	ARTICLES OF INCORPORATION (English translation)

1.2	SHARE HANDLING REGULATIONS (English translation)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Annual Report)

11.1	TDK CODE OF ETHICS (English translation)

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CEO of the Company

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CFO of the Company

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CEO of the Company

13.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CFO of the Company

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing of Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation (Registrant)
Date: August 11, 2005	By:	/s/Hajime Sawabe
Hajime Sawabe
Representative Director, President and CEO