Form 20-F
period 2006-03-31
TDK CORP
filed 2006-07-27
CIK 203383

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2006
Commission file number 2-76735
TDK KABUSHIKI KAISHA
(Exact name of Registrant as specified in its charter)
TDK CORPORATION
(Translation of Registrant’s name into English)
Japan
(Jurisdiction of incorporation or organization)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272 Japan
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
Common stock
Outstanding as of March 31, 2006: 132,266,828 shares (excluding treasury stock)

     Indicate by check mark whether if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the securities act.
Yes ☑ No ☐.
     Indicate by a check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐.
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑           Accelerated filer ☐           Non-accelerated filer ☐.
     Indicate by a check mark which financial statement item the registrant has elected to follow.
Item 17 ☑ Item 18 ☐.
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑.
          All information contained in this Report is as of March 31, 2006 unless otherwise specified. Fiscal 2006, fiscal 2005, fiscal 2004, fiscal 2003 and fiscal 2002 of this Report indicate TDK Corporation’s fiscal period of the fiscal years ended March 31, 2006, 2005, 2004, 2003 and 2002, respectively.
          The figures in this Report are expressed in yen and, solely for the convenience of the reader, are translated into United States dollars at the rate of ¥117 = U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of March 31, 2006. (See Note 2 of the Notes to Consolidated Financial Statements.) On July 14, 2006 the noon buying rate for yen cable transfers in New York City as reported by the Federal Reserve Bank of New York was ¥116.33 = $1. This translation should not be construed as a representation that the amounts shown could be converted into U.S. dollars at such rate.
     Forward-Looking Statements
          This material contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK Corporation (“TDK”) and its group companies (TDK and its group companies are referred to also as “TDK” where the context so requires). These forward-looking statements are based on the current forecasts, estimates, assumptions, plans, beliefs and evaluations of TDK in light of information currently available to it, and contain known and unknown risks, uncertainties and other factors. TDK therefore wishes to caution readers that, being subject to risks, uncertainties and other factors, TDK’s actual results, performance, achievements or financial position could be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements, and TDK undertakes no obligation to publicly update or revise any forward-looking statements after the issue of this material.
          The electronics markets in which TDK operates are highly susceptible to rapid changes. Risks, uncertainties and other factors that can have significant effects on TDK include, but are not limited to, shifts in technology, fluctuations in demand, prices, interest and foreign exchange rates, and changes in economic environments, conditions of competition, laws and regulations.

PART 1
Item 1.	Identity of Directors, Senior Management and Advisers	3
Item 2.	Offer Statistics and Expected Timetable	3
Item 3.	Key Information	4
Item 4.	Information on the Company	11
Item 4A.	Unresolved Staff Comments	18
Item 5.	Operating and Financial Review and Prospects	19
Item 6.	Directors, Senior Management and Employees	48
Item 7.	Major Shareholders and Related Party Transaction	67
Item 8.	Financial Information	68
Item 9.	The Offer and Listing	69
Item 10.	Additional Information	71
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	81
Item 12.	Description of Securities Other than Equity Securities	82
PART 2
Item 13.	Defaults, Dividend Arrearages and Delinquencies	83
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	83
Item 15.	Controls and Procedures	83
Item 16A.	Audit Committee Financial Expert	83
Item 16B.	Code of Ethics	84
Item 16C.	Principal Accountant Fees and Services	84
Item 16D.	Exemptions from Listing Standards for Audit Committees	86
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	87
PART 3
Item 17.	Financial Statements	88
	Independent Auditors’ Report	89
	Consolidated Financial Statements	90
	Notes to Consolidated Financial Statements	95
	Schedule II – Valuation and Qualifying Accounts	133
Item 18.	Financial Statements	134
Item 19.	Exhibits	134
	1.1 Articles of Incorporation (English translation)
	1.2 Regulations of the Board of Directors (English translation)
	2.1 Share Handling Regulations (English translation)
	8.1 List of Significant Subsidiaries
	11.1 TDK Code of Ethics (English translation)
	12.1 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CEO of the Company
	12.2 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CFO of the Company
	13.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CEO of the Company
	13.2 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CFO of the Company
EX-1.1 ARTICLES OF INCORPORATION (ENGLISH TRANSLATION)
EX-1.2 REGULATION OF THE BOARD OF DIRECTORS (ENGLISH TRANSLATION)
EX-2.1 SHARE HANDLING REGULATIONS (ENGLISH TRANSLATION)
EX-8.1 LIST OF SIGNIFICANT SUBSIDIARIES
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

						Thousands of
						U.S. dollars,
						except per
						share
	Millions of yen, except per share amounts					amounts (1)
	2006	2005	2004	2003	2002	2006
Net sales	¥795,180	¥657,853	¥655,792	¥604,865	¥564,286	$6,796,410

Cost of sales	585,780	484,323	476,407	459,552	463,331	5,006,666

Gross profit	209,400	173,530	179,385	145,313	100,955	1,789,744
Selling, general and administrative expenses	142,052	119,886	122,875	115,569	115,696	1,214,120
Transfer to the government of the substitutional portion of Employees’ Pension Fund:
Subsidy from the government	—	(33,533)	—	—	—	—
Loss on settlement	—	27,347	—	—	—	—
Restructuring cost	6,825	—	—	5,197	25,489	58,333
Operating income (loss)	60,523	59,830	56,510	24,547	(40,230)	517,291
Income (loss) from continuing operations before income taxes	66,103	60,728	55,847	20,552	(40,230)	564,983
Income (loss) from continuing operations	44,411	36,965	43,355	13,593	(23,619)	379,581
Loss from discontinued operations	310	3,665	1,254	1,574	2,152	2,649
Net income (loss)	44,101	33,300	42,101	12,019	(25,771)	376,932
Per Common Share:
Income (loss) from continuing operations per share:
Basic	¥335.84	¥279.41	¥327.27	¥102.42	¥(177.72)	$2.87
Diluted	335.54	279.25	327.15	102.42	(177.72)	2.87
Loss from discontinued operations per share:
Basic	¥(2.34)	¥(27.70)	¥(9.47)	¥(11.86)	¥(16.19)	$(0.02)
Diluted	(2.34)	(27.69)	(9.46)	(11.86)	(16.19)	(0.02)
Net income (loss) per share:
Basic	¥333.50	¥251.71	¥317.80	¥90.56	¥(193.91)	$2.85
Diluted	333.20	251.56	317.69	90.56	(193.91)	2.85

Cash dividends	¥80.00	¥60.00	¥50.00	¥45.00	¥60.00
U.S. Dollar equivalents (2)	$0.68	$0.56	$0.47	$0.38	$0.45

	Millions of yen, except per share amounts					Thousands of
	and exchange rate for yen					U.S. dollars (1)
	2006	2005	2004	2003	2002	2006
Net working capital (3)	¥397,131	¥379,746	¥360,555	¥315,948	¥288,865	$3,394,282

Total assets	923,503	808,001	770,319	747,337	749,910	7,893,188

Short-term indebtedness	6,427	103	416	1,919	2,312	54,932

Long-term indebtedness	405	81	27	94	459	3,462

Retirement and severance benefits	26,790	28,839	73,521	84,971	49,992	228,974

Stockholders’ equity	702,419	639,067	576,219	553,885	583,927	6,003,581

Number of shares outstanding (in thousands)	132,267	132,245	132,409	132,625	132,860

Yen exchange rates per U.S. dollar (4)	Average	Term end	High	Low
Year ended March 31:
2002	125.64	132.70	134.77	115.89
2003	121.10	118.07	133.40	115.71
2004	112.75	104.18	120.55	104.18
2005	107.28	107.22	114.30	102.26
2006	113.67	117.48	120.93	104.64
2007 (through July 14, 2006)	114.22	116.33	118.66	110.07

January, 2006			117.55	113.96
February, 2006			118.95	115.82
March, 2006			119.07	115.89
April, 2006			118.66	113.79
May, 2006			113.46	110.07
June, 2006			116.42	111.66
Notes:

(1)	Translated, except for cash dividend amounts, for convenience of the reader into U.S. dollars at the rate of ¥117 = $1, the approximate rate on the Tokyo Foreign Exchange Market on March 31, 2006.

(2)	Translated based on the rates specified in Note (4) below on the respective dates of semi-annual payments for each year.

(3)	Net working capital is defined as current assets less current liabilities.

(4)	Based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average rates are computed based on the exchange rates on the last day of each month during the year.
B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors
     Our business is exposed to fluctuations in economic conditions that may adversely affect our business results and financial condition.
          The electronics industry, our field of operations, is highly susceptible to economic trends in the U.S., Europe, China and Japan, which are the main markets of end products. In addition, these countries are constantly grappling with various risk factors such as international issues and economic fluctuations. Furthermore, the digital consumer products field is significantly affected by the extremely fast pace of technological innovation and competition in the development of new products as well as changes in economic conditions. Changes in the economic environments from our expectations could significantly affect our business results and financial condition.
     Fluctuations in currency exchange rates could adversely affect our business results and financial condition.
          We import and export products between different regions of the world as we conduct our business activities in countries around the globe. Sudden changes in foreign currency exchange rates affect company transactions between regions and costs and prices of our products and services at overseas bases, which consequently have effects on our business results such as sales and income. Such fluctuations also give rise to conversion differences with respect to our investments in overseas assets and liabilities, which are converted into Japanese yen in our consolidated financial statements.
          Therefore, significant fluctuations in foreign currency exchange rates could have a significant adverse effect on our business results and financial condition.
     We are susceptible to risks involved with selling our products in markets outside of Japan.
          One of our corporate strategies is to expand in markets outside Japan as we conduct business in countries around the world. Overseas sales account for more than 70 percent of total sales on a consolidated basis.
          However, in many of these markets, we may be exposed to international political risks, such as war, terrorism and other events; economic risks, such as fluctuations in foreign currency exchange rates and trade friction; and social risks, including disease, labor problems stemming from differences in cultures and customs. Such risks may give rise to changes of a far greater magnitude than we anticipate. We may also face unexpected barriers in building relationships with trading partners due to differences in commercial and business customs. Manifestation of these risks could lower productivity in manufacturing processes, undermining the competitiveness of products and also hinder sales activities and result in other negative consequences. These outcomes could in turn have a significant adverse effect on our business results and financial condition.
     A slow-down of the Chinese economy, adverse changes in political and economic policies of the Chinese government, or other factors in China may reduce our growth and profitability.
          We have many production bases in China for mainstay products, such as HDD heads. China is a country in the midst of strong economic growth. We have also established a system for supplying both local companies and customers that have been setting up operations in China. Furthermore, we plan to expand business further in this country.
          However, in the event that political factors (such as changes in laws and regulations), economic factors (such as the continuity of high growth, fluctuations in Renminbi (RMB) against U.S. dollars and problems with electric power supply and other infrastructure) and social factors cause unexpected events in China, there could be a material adverse effect on our growth and profitability.

     We may not be able to compete effectively with respect to prices, which would have a material adverse effect on our profitability.
          We supply products in a broad range of fields in an electronics industry defined by intense competition. These fields include IT and communications devices such as digital home appliances, PCs and mobiles phones. In this industry, price is one of the main competitive factors differentiating us from other companies, while leading Japanese companies and Asian companies in South Korea and Taiwan have fueled intense price-based competition.
          However, pressure continues to mount from customers for price discounts. In the event that the fall in prices far exceeds our expectations or becomes protracted, there could be a material adverse effect on our profitability.
     Rapid changes in technology could adversely affect our business and hurt our competitive position.
          We believe that our ability to increase sales by developing appealing, innovative products has an important role to play in our growth. However, it is extremely difficult to predict future demand in the rapidly changing electronics industry and develop new technologies to meet that demand. We may fail to develop and supply in a timely manner attractive, new products with innovative technologies for this industry and our markets. In the event that we misread the industry and market and/or are slow in developing innovative technologies on a cost competitive basis, actual earnings could differ significantly from our forecasts. At the same time, we may cease to be able to compete in markets, resulting in a significant adverse effect on our business results and growth prospects.
     Claims of product liability and other issues associated with the quality of our products could adversely affect our business results and brand name.
          We manufacture various products at overseas manufacturing bases that we are developing globally in accordance with ISO (International Organization for Standardization) quality management standards (ISO 9001) and the strict standards required by customers in the electronics industry, where technological innovation is remarkable.
          We cannot be fully certain, however, that all of our products are defect-free and immune from recalls at some later date. A product recall or a product liability claim against us caused by product defects could result in recall costs or damage claims, lower sales and have a negative impact on our reputation and brand, endangering our continued existence. A situation resulting from poor product quality due to a major product defect could have a materially adverse effect on our business results and brand name.
     Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may reduce the value of our products and brand and impair our ability to compete effectively.
          Our growth depends to a great extent on our ability to obtain patents, licenses and other intellectual property rights covering our products, product designs and manufacturing processes.
          However, there are cases where our intellectual property rights cannot be fully protected in a particular region for reasons unique to that region. Furthermore, we may suffer damages resulting from the manufacture by a third party of similar products to our own with the unauthorized use of our intellectual property rights. The failure to protect intellectual property rights of others could reduce the value of our products and brand and impair our ability to compete effectively.

     Our business may suffer if we are sued for infringing upon the intellectual property rights of third parties.
          There may be cases where it is alleged that our products infringe on the intellectual property rights of third parties. Regarding problems relating to the infringement of such intellectual property rights, we may suffer damages or may be sued for damages. In either case, settlement negotiations and legal procedures would be inevitable and could be expected to be lengthy and expensive. If our assertions are not accepted in such disputes, we may have to pay damages and royalties and suffer losses such as the loss of markets.
          The failure to prevent infringement on the rights of others could have a materially adverse effect on our business development and business results and financial condition.
     Our success depends on attracting and retaining highly-skilled employees, and we would suffer material adverse effects if we are unable to do so.
          To prevail against fierce competition in the electronics industry, we believe that it is necessary to recruit and retain staff possessing advanced technical skills. Regarding personnel with superior management ability, such as with respect to the ability to formulate strategy and organizational management, we believe that it is necessary to upgrade skills at an advanced level.
          However, intense competition to recruit such skilled employees is not limited to the industries where we are active. Moreover, in Japan, there is increasing fluidity in the labor market caused by revisions to the life-time employment system and other developments. These and other factors mean there is no guarantee that we will continue to be able to recruit and retain skilled employees. The inability to recruit and train personnel as planned could have a materially adverse effect on the our operations, business results and growth prospects.
     We are dependent on certain raw materials and other products, and our business will suffer if we are unable to procure such materials.
          Our manufacturing system is premised on deliveries of raw materials, components, equipment and other supplies in adequate quality and quantity in a timely manner from many external suppliers. In new product development, we may rely on certain irreplaceable suppliers for materials.
          Because of this, there may be cases where supplies of raw materials and other products to us are interrupted by an accident or some other event at a supplier, supply is suspended due to quality or other issues, or there is a shortage of or instability in supply due to a rapid increase in demand for finished products that use certain materials and products. If any of these situations becomes protracted, we may have difficulty finding substitutes in a timely manner from other suppliers, which could have a significant, adverse effect on our production and prevent us from fulfilling our responsibilities to supply products to our customers. Furthermore, if an imbalance arises in the supply-demand equation, there could be a spike in the price of raw materials. In the event of these or other similar occurrences, there could be a material adverse effect on our business results and financial condition.
     Increased government regulation of our industry or changes in those regulations, whether in Japan or overseas, may limit our ability to compete effectively.
          We are subject to various regulations in Japan and other countries where we conduct business. These include approval for conducting business and making investments, laws and regulations governing the safety of electric and electronic products, laws and regulations relating to national security between nations, and export/import laws and regulations. We are also subject to commercial, antitrust, patent, product liability, environmental, consumer and business taxation laws and regulations.
          In the event that these laws and regulations become more stringent in the future, our business development could be affected in no small way and we may incur various additional operating costs. Furthermore, in the event that we are unable to respond appropriately to these laws and regulations, we may be forced to partially withdraw from certain businesses or take other actions.
          Government laws and regulations in their various forms may limit our ability to compete effectively.

     Fluctuations in interest rates may have an adverse effect on our profitability.
          Although we attempt to limit our borrowings from third parties, from time to time, we or our subsidiaries may need to borrow funds from such third parties. To the extent that interest rates increase, we or our subsidiaries may be subject to higher interest expenses. In contrast, a protracted period of low interest rates also may have an adverse effect on us by limiting our interest income from investments. Low interest rates also may require us to make additional contributions to pension benefit funds since the assets of those funds may become under funded. Either of these changes could have a material adverse effect on our business results and financial condition.
     We are developing a business strategy whereby we sell to a concentrated number of Original Equipment Manufacturers (OEMs), and are thus susceptible to adverse changes with respect to the business of such OEMs.
          We are developing on a global scale an OEM business, whereby we supply mainly electronic components to electronics manufacturers, personal computer (PC) makers and other customers.
          However, supplies to these customers are significantly affected by various factors that are beyond our control such as changes in each customer’s business results and management strategies. A drop-off in purchasing demand due to poor business results at major customers, changes in customers’ purchasing plans and policies, the unexpected termination of contracts and other occurrences could result in our profit margins being reduced due to discounting pressure from customers or our being left holding large amounts of inventory.
          During fiscal 2006, Maxtor Peripherals (S) Pte. Ltd., our major customer related to the electronic materials and components business with sales of 11.5 percent of consolidated net sales in 2006, agreed to be acquired by a competitor. The acquisition was completed in May 2006. During the year ended March 31, 2007. TDK will be losing the majority of the sales from this customer that it recorded in the year ended March 31, 2006.
          Customers’ business results, changes in management strategy or other factors could thus have a material adverse effect on our business results and financial condition.
     Our operations depend on facilities throughout the world and are subject to forces of nature that could disrupt our ability to serve our customers.
          We have many production sites and R&D facilities in Japan and overseas. These facilities and plants have taken measures to prevent damage caused by natural disasters. However, these facilities and plants could still suffer significant damage due to a force majeure event such as a large earthquake, typhoon or flood that far exceeds any level expected. In the event of interruption to manufacturing, disruption of transportation routes, damage to or disconnection of information and communications infrastructure, our ability to supply our customers could be affected for a long period of time. This situation could have a material adverse effect on our business results and financial condition.
     If we are unable to comply with the various environmental laws and regulations to which we are subject, we may have to withdraw from certain business activities, which would have an adverse effect on our brand and business operations.
          We are subject to various environmental laws and regulations with respect to industrial waste and emissions into the atmosphere and water from our production processes in Japan and overseas, and specified hazardous chemical substances used in the products. From the perspective of environmental protection, environmental regulations are expected to become increasingly stringent in the future, and expenses are expected to increase for responding to these regulations.
          We are engaged in various activities to help protect the environment, including complying with environmental regulations. However, if we have difficulty responding appropriately to these demands and laws and regulations, we may be forced to withdraw from certain business activities impacting our brand name, and in consequence could have a material adverse effect on our business results and financial condition.

     Japan’s Unit Share System could affect access to Japanese markets by holders of American Depositary Shares (“ADSs”), which could adversely affect the price of our shares.
          Pursuant to our Articles of Incorporation, 100 of our shares constitute one unit. A holder who owns ADRs evidencing less than 100 ADSs will indirectly own less than a whole unit of shares of Common Stock. Although, under the unit share system holders of less than a unit have the right to require us to purchase their shares, holders of ADRs evidencing ADSs that represent other than integral multiples of whole units are unable to withdraw the underlying shares of Common Stock representing less than a unit and, therefore, are unable to exercise the rights to require us to purchase such underlying shares at this time. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares of Common Stock in lots less than a unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.
     Holders of American Depositary Shares have limited rights, which could adversely affect the price of our shares.
          The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records and exercising appraisal rights are available only to shareholders of record. Citibank, N.A., through its custodian agent, is the record holder of the shares underlying the ADSs, and therefore only it can exercise the rights of shareholders in connection with the deposited shares. The depositary has agreed to endeavor to vote the shares underlying ADSs in accordance with the instructions of ADS holders and to pay the dividends and distributions collected from us. However, ADS holders will not be able to bring a derivative action, examine our accounting books and records or exercise appraisal rights through the depositary.
          We are incorporated in Japan and a substantial portion of our assets are located outside of the United States (U.S.). As a result, it may be more difficult for investors to enforce against us judgments obtained in U.S. courts predicated upon the civil liability provisions of the Federal securities laws of the United States, including the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, or judgments obtained in other courts outside of Japan. In addition, there is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcements of judgments of U.S. courts, of civil liabilities based solely upon violation of these Federal securities laws of the United States.
     Because we have not yet completed the implementation of the SEC’s requirements with respect to internal controls over financial reporting, we might not be aware of weaknesses in our internal controls over financial reporting that could adversely affect our ability to report our financial results timely and accurately.
          The Sarbanes-Oxley Act requires that management maintain, evaluate and report on internal controls over financial reporting. As a foreign private issuer, we will be required to comply with this requirement for our fiscal year ending March 31, 2007. Currently, we are engaged in the process of assessing our existing internal controls over financial reporting to ensure our compliance with the new requirements. As a result, we might not be aware of weaknesses that could exist and that might be identified once the evaluation of the effectiveness of our internal controls over financial reporting has been completed. In addition, there is a risk that we may not be able to implement our internal controls and procedures over financial reporting in the time frame allowed by the Sarbanes-Oxley requirements.

Item 4. Information on the Company
     A. History and development of the Company
     History
          TDK Corporation (TDK Kabushiki Kaisha) is a corporation formed under the Commercial Code of Japan. TDK’s principal place of business is at 13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272 Japan and the telephone number is +81-3-5201-7102. The agent in the U.S. for purposes of this Item 4 is TDK U.S.A. Corporation, 901 Franklin Avenue, P.O. Box 9302, Garden City, New York, NY 11530.
          TDK is the world’s leading manufacturer of recording media, ferrite products and recording device products, and a major producer of inductor, ceramic capacitor, magnet, HDD head and other components. TDK is a Tokyo-based company founded on December 7, 1935 to commercialize ferrite.
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
          In the years ended March 31, 2006, 2005 and 2004, TDK’s capital expenditures were ¥73.9 billion ($632 million), ¥61.0 billion and ¥44.5 billion, respectively. For further information of TDK’s capital expenditures, see “Capital Expenditures” included in Item 5.B. “Liquidity and capital resources”.
          TDK is planning capital expenditures of ¥70.0 billion ($598 million) in fiscal 2007, primarily for the expansion of production facilities and upgrading of facilities. Regarding TDK’s capital expenditure plans, TDK’s policy is to invest actively in targeted strategic fields to drive growth.

     B. Business overview
     Sales by product category
          TDK’s sales are generated by two business segments: electronic materials and components, and recording media. In fiscal 2006, “Semiconductors and others” and “Recording Media and Systems” were renamed “Other electronic components” and “Recording Media”, respectively. There were no changes in product classifications.
          The following is a breakdown of consolidated net sales of TDK and its consolidated subsidiaries by business segment for fiscal 2006, 2005 and 2004:

	Years ended March 31
	2006	2005	2004	2006
		(millions of yen)		(millions of U.S.
		(%)		dollars)
Electronic Materials and Components:

Electronic materials	¥180,766	¥174,800	¥166,818	$1,545.0
	(22.7)	(26.6)	(25.4)
Electronic devices	154,680	116,387	107,999	1,322.1
	(19.5)	(17.7)	(16.5)
Recording devices	315,928	234,578	230,105	2,700.2
	(39.7)	(35.7)	(35.1)
Other electronic components	36,376	19,449	14,870	310.9
	(4.6)	(2.9)	(2.3)

Sub total	687,750	545,214	519,792	5,878.2
	(86.5)	(82.9)	(79.3)

Recording Media	107,430	112,639	136,000	918.2
	(13.5)	(17.1)	(20.7)

Total	¥795,180	¥657,853	¥655,792	$6,796.4
	(100.0)	(100.0)	(100.0)

     Notes:

The business segment information is required by the Japanese Securities Exchange Law. Segment information is unaudited.
Electronic Materials and Components TDK’s electronic materials and components are divided into four principal categories: (i) electronic materials; (ii) electronic devices; (iii) recording devices; and (iv) other electronic components. Overall business results of each category in fiscal 2006 compared to fiscal 2005 are as follows.
(i) Electronic materials The electronics materials sector is broken down into two product categories: capacitors, and ferrite cores and magnets.
          Sales of capacitors increased marginally year over year, as the impact on sales of sluggish demand in the communications market and falling prices was offset by higher sales to the car electronics market. A weaker yen also supported sales.
          Sales of ferrite cores and magnets rose year over year. Sales of ferrite cores were largely unchanged, as higher sales from increasing demand for power supply cores was negated by lower sales of cores used in CRT TVs. Ferrite magnet sales were also largely unchanged, with lower demand stemming from customer inventory cutbacks offset by higher sales of products to the car electronics market. Sales of rare-earth magnets rose on increasing HDD demand.

(ii) Electronic devices The electronic devices sector has three product categories: inductive devices, high-frequency components and other products.
          The growth of sales in this sector was mainly due to the inclusion of the operating results of Lambda Power Business from the second half of the fiscal year. Lambda Power Business was acquired by TDK from U.K.-based Invensys plc. on October 1, 2005. However, even excluding these sales, existing businesses in this sector posted year over year growth.
          Sales of inductive devices increased mainly due to growth in sales of power line coils for use in mobile phones and HDDs, and in sales of products for use in car electronics.
          Sales of high-frequency components were down year over year. While sales of wireless LAN components rose, total category sales were brought down by further declines in sales prices of some components for mobile phones.
          Sales of other products rose year over year. The main factors were growth in sales of DC-AC inverters for use in LCD panels and of sensors and actuators for HDDs and mobile phones. The inclusion of six months’ sales of Lambda Power Business in this category also boosted sales.
(iii) Recording devices The recording devices sector has two product categories: HDD heads and other heads.
          Sales of HDD heads increased year over year. Amid rising demand for HDDs used in PCs and consumer electronics, HDD head shipments increased. This higher volume outweighed a drop in sales prices, resulting in an increase in overall sales.
          Sales of other heads declined due to inventory reductions of optical pickups.
(iv) Other electronic components The other electronic components sector includes all other products in the electronic materials and components segment not included in the three sectors above. The main products are organic EL displays, anechoic chambers and manufacturing equipment.
          Sales of this sector surged due to higher sales of anechoic chambers, which block external electromagnetic radiation to permit the measurement of electromagnetic noise, and due to sales growth in new businesses.
Recording Media The recording media segment has three product categories: audiotapes and videotapes, optical media and other products. In March 2006, TDK decided to restructure certain of its recording media business, including the withdrawal from the manufacturing of recordable CD and DVDs. With this decision, TDK shut down the production facilities at its European subsidiary, TDK Recording Media Europe S.A. in Luxembourg in April 2006.
          Sales of audiotape and videotapes declined year over year. While TDK maintained a high market share, demand is declining for these products as a whole.
          Sales of optical media increased year over year. CD-R demand has peaked and is declining slowly. However, lower CD-R sales caused by the downturn in demand and discounting pressure were offset by higher sales of DVDs driven by increasing demand.
          Sales of other products decreased year over year. Sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers rose on higher demand. However, sales of recording equipment and accessory products declined as TDK made progress with efforts to create a more tightly focused product lineup.

* Linear Tape-Open, LTO, LTO logo, Ultrium and Ultrium logo are trademarks of HP, IBM and Quantum Corporation in the U.S. and other countries.

     Marketing and Distribution
     Marketing channels in Japan
          TDK markets electronic materials and components in Japan through its sales division, which had approximately 304 sales representatives at March 31, 2006.
          In Japan, TDK markets magnetic recording tapes and optical disks through 5 district sales offices with a staff of 88. Approximately 50 percent of domestic sales of TDK brand products are made to approximately 116 distribution agents. These agents in turn sell TDK brand products to over 40,000 retailers in Japan. Remaining TDK brand products are sold directly to approximately 5,500 retail stores in Japan. OEM sales are made to certain manufacturers as well.
     Operations outside Japan
          TDK has 70 direct and indirect foreign subsidiaries as follows: 29 manufacture various product lines and distribute their products in their country of operation and other countries; 20 are sales subsidiaries which exclusively handle products manufactured by TDK; 1 is a holding company for the administration of TDK’s U.S. operations; 1 is a holding company for the administration of TDK’s European operations; 1 is a company for research and development in Ireland; 2 are companies for research and development in the U.S.; 1 is a company for engineering service for magnetic heads in Singapore; 1 is a local management company for the administration of TDK’s Chinese operations; 1 is a company for engineering service for magnetic heads in China; 1 is a company for engineering service for magnetic heads in Korea; 1 is a holding company for the administration of Lambda’s U.S. operations; 1 is a company for the administration in Canada; 1 is a holding company for the administration of Lambda’s European operations; 1 is a company for engineering service for switching power supplies; 3 are dormant companies and 5 are companies in the course of liquidation. Principal manufacturing or assembly operations are conducted by subsidiaries in the following countries:

China	-	GMR heads, inductors, ferrite cores, capacitors, transformer, power supplies and ferrite magnets
United States	-	GMR heads, capacitors, ferrite magnets and power supplies
Luxembourg	-	Videotapes, CD-Rs and DVDs
Taiwan	-	Capacitors, ferrite cores and power supplies
Philippines	-	GMR heads
Thailand	-	Audiotapes, rare-earth metal magnets and power supplies
Malaysia	-	Capacitors and high-frequency components
Korea	-	Capacitors and inductors
Hungary	-	Capacitors and ferrite cores
Hong Kong	-	Ferrite cores
          A manufacturing subsidiary in Luxembourg has ceased operation in April 2006.
          In addition, TDK has sales subsidiaries in Germany, the United Kingdom, the United States, Hong Kong, Singapore, Australia, Brazil, Poland, China, Philippines, France, Italy and Sweden.
     TDK is pursuing a policy of expanding overseas production, which enables TDK to more easily adapt to fluctuating exchange rates and potential trade barriers. Production outside Japan as a percentage of sales outside Japan was 79.0 percent in fiscal 2006, 81.9 percent in fiscal 2005 and 78.9 percent in fiscal 2004.
     Outside of Japan, TDK relies on a combination of its sales force, distribution agents, retailers and directed sales efforts to market its products.

     Consolidated net sales of TDK and consolidated subsidiaries by geographical area for fiscal 2006, 2005 and 2004 were as follows:

	Years ended March 31
	2006		2005		2004		2006
			(millions of yen)	(%)			(millions of
							U.S. dollars)
Japan	¥168,554	(21.2)	¥159,487	(24.2)	¥161,607	(24.6)	$1,440.6

North America	65,931	(8.3)	58,850	(9.0)	71,224	(10.9)	563.5

Europe	74,846	(9.4)	71,085	(10.8)	80,233	(12.2)	639.7

Asia and others	485,849	(61.1)	368,431	(56.0)	342,728	(52.3)	4,152.6

Total	¥795,180	(100.0)	¥657,853	(100.0)	¥655,792	(100.0)	$6,796.4

     Notes:

Net sales in each geographic area are based on the location of TDK entities where the external sales are generated.
     Patents and Licenses
          TDK has a variety of patents in Japan and other countries, and also has licenses from other companies. It believes that expiration of any one of its patents or licenses or related group of patents or licenses would not materially adversely affect its business activities. TDK does not believe that acquisition of new proprietary patents or other companies’ patents would have a material effect on operating results in the future.
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
          In Japan and elsewhere, the markets in which TDK sells its products are highly competitive. TDK believes that the principal elements of competition in recording media are price, brand recognition, product quality, and marketing strategy. While the Japanese, American and European optical disks markets have grown in terms of volume, they have continued to be plagued by severe price competition. However, TDK has consistently promoted internationalization in manufacturing and marketing and has maintained strategic sales in regions where high profitability is expected. Meanwhile, TDK has implemented further cost-reduction programs and is increasing its competitive strength in other ways, notably through the expansion of overseas production.

     Raw Materials and Sources of Supply
          TDK purchases a wide variety of raw materials, machines, tools and parts for use in the manufacture of its products. The principal raw materials purchased include plastic resin, used to mould tape cassette shell and in packaging, magnetic powder of iron oxide, base film for magnetic tape and various electronic and mechanical parts. For products manufactured in Japan, TDK purchases such raw materials from approximately 1,900 different sources, primarily in Japan. However, TDK purchases base tape from mainly three suppliers in Japan, although alternative sources of supply exist. Recently TDK increased its purchases from overseas and also increased local procurement of raw materials. No single source accounted for more than 10 percent of total purchases for fiscal 2006.
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
     C. Organizational structure
          As of March 31, 2006, TDK had 70 overseas subsidiaries and 20 Japanese subsidiaries. See Exhibit 8.1 “List of Significant Subsidiaries” for further information.

     D. Property, plants and equipment
          TDK’s manufacturing operations are conducted primarily at 35 plants in Japan and 28 plants overseas.
          The following table sets forth information, as of March 31, 2006, with respect to TDK’s manufacturing facilities, approximately 76 percent (in terms of floor space) of which are owned by TDK.

	Number of	Floor space
	principal	(thousands of
Location	factories	square feet)	Principal products manufactured
Japan
Akita	16	2,065	Capacitors, ferrite cores, inductors and high-frequency components
Nagano	4	1,150	GMR heads and optical disks
Chiba	1	663	Rare-earth metal magnets, ferrite cores and power supplies
Yamanashi	3	603	GMR heads and data storage tapes
Oita	1	471	Videotapes
Shizuoka	2	465	Ferrite magnets
Yamagata	3	345	Inductors
Iwate	1	298	Capacitors
Ibaraki	3	219	Display and power supplies
Niigata	1	54	Power supplies

Overseas
China	9	4,155	GMR heads, inductors, ferrite cores, capacitors, transformer, power supplies and ferrite magnets
United States of America	7	746	GMR heads, capacitors, ferrite magnets and power supplies
Luxembourg	1	494	Videotapes, CD-Rs and DVDs
Philippines	1	441	GMR heads
Thailand	2	435	Audiotapes, rare-earth metal magnets and power supplies
Malaysia	2	364	Capacitors and high-frequency components
Taiwan	1	345	Capacitors, ferrite cores and power supplies
Korea	1	164	Capacitors and inductors
Hungary	1	160	Capacitors and ferrite cores
England	1	42	Power supplies
Hong Kong	1	42	Ferrite cores
Israel	1	28	Power supplies
Total	63	13,749
          TDK considers all of its principal manufacturing facilities and other significant properties to be in good condition and adequate to meet the needs of its operations. TDK owns each of its significant properties.
          Though TDK included 1 plant in Luxembourg (494 thousand square feet) in the above table, this plant has ceased operation in April 2006.

     In addition, TDK utilizes additional floor space at the above plants and elsewhere for laboratories, office buildings, and employee housing and welfare facilities, with an aggregate floor space of 6,530 thousand square feet, of which approximately 51 percent is owned by TDK and the balance is leased to TDK.
Item 4A. Unresolved Staff Comments
     None.

Item 5. Operating and Financial Review and Prospects
     Overview
          TDK was established in 1935 as the world’s first company to commercialize a magnetic material called ferrite. In the ensuing years, TDK has developed and commercialized a host of other materials and products. This drive is based on TDK’s founding spirit of “Contribute to culture and industry through creativity.”
          Looking ahead, TDK is determined to further refine its materials, process, and evaluation & simulation technologies-its core technologies-aiming to be an Exciting Company, a consummate e-material solution provider that delivers products imbuing value that customers want with perfect timing.
          TDK’s operations are affected by the economies of various regions of the world, including Japan, the United States, Europe and Asia. Looking at economic conditions worldwide during the past fiscal year, the U.S. economy grew on the back of steadily rising consumer spending, which was supported by a strong job market, and higher levels of capital expenditures in the corporate sector. Meanwhile, European economies tended toward recovery due to a strong corporate sector, led by German companies, and the add-on effects of this recovery on employment and consumer spending. In Asia, China maintained a high economic growth rate and economies elsewhere in the region grew as well. Expansion was also evident in the Japanese economy, with capital expenditures rising due to increased production activity in the corporate sector and personal spending increasing as the job market improved.
          In the electronics industry, to which TDK belongs, there was growth in the market for digital home appliances such as LCD and plasma flat-screen TVs and DVD recorders during the past fiscal year. The notebook PC, HDD and mobile phone markets also remained robust. There was rapid expansion, too, in the market for MP3 digital audio players, which store music using semiconductors or HDDs. The market for car electronics also remained firm. Strength in these markets, along with the beneficial effects of an increase in the number of components used in these products, produced solid demand in fiscal 2006 for TDK’s electronic components. Amid this operating environment, TDK made two corporate acquisitions and executed reforms to improve its profit structure in the recording media segment. In these and other ways, TDK thus actively invested to accelerate growth and increase its earnings.
          The electronic components business is constantly subject to two sources of downward pressure on prices. One is price discounting pressure from finished products manufacturers, the customers of electronic component manufacturers. The other is competition among manufacturers of electronic components.
          Demands for price discounts are the result of competition among finished product manufacturers being passed on to component manufacturers. As they compete with each other, consumer electronics manufacturers, customers of TDK, are constantly seeking ways to establish a competitive advantage. For example, these companies pursue strategies such as differentiating products by adding new functions to existing products, as well as securing a competitive edge through pricing. This sort of competition involving finished products tends to force companies to compete by launching new products, resulting in shorter product lifecycles and a greater risk of price declines.
          TDK’s electronic materials and components segment supplies products that are used mainly in digital home appliances, mobile phones and other consumer electronics as well as in automotive electronics. As such, this business is directly exposed to the effects of the competition outlined above. No change is foreseen in discounting pressure from customers in the coming years.
          Electronic component manufacturers, as with other industries, compete with peer companies. Consumer electronics manufacturers commonly certify several suppliers so that companies need to compete for orders. A company’s pricing strategy is a key element in determining the share of electronic components it supplies to finished product manufacturers. As a consequence, there is constantly downward pressure on prices.

           The electronic components business thus requires the constant execution of initiatives to mitigate the effect of these pricing pressures. Actions to reduce costs are an obvious response. But it is also necessary to establish a position as a components manufacturer that can supply key components when customers launch new products. There is no substitute for product development activities aimed at supplying these key components. Price declines are thus inevitable in the electronic components business, but it is possible to reduce or absorb the effects of lower prices by implementing the above measures appropriately, when required. We believe that these actions are an inherently vital element that will ultimately determine the competitiveness of an electronic components business.
          TDK posted consolidated net sales of ¥795,180 million ($6,796,410 thousand) in fiscal 2006, up 20.9 percent from ¥657,853 million in fiscal 2005. Operating income rose 1.2 percent from ¥59,830 million in fiscal 2005 to ¥60,523 million ($517,291 thousand) in fiscal 2006. Income from continuing operations before income taxes increased 8.9 percent from ¥60,728 million in fiscal 2005 to ¥66,103 million ($564,983 thousand) in fiscal 2006. Net income rose 32.4 percent from ¥33,300 million in fiscal 2005 to ¥44,101 million ($376,932 thousand) in fiscal 2006. Basic net income per common share was ¥333.50 in fiscal 2006, up from ¥251.71 in fiscal 2005.
          On October 1, 2005, TDK purchased shares of Lambda Power Business (power supply business) owned by U.K.-based Invensys plc. Consequently, the operating results of 20 companies that form Lambda Power Business have been included in the TDK’s consolidated operating results beginning with the second half of fiscal 2006.
          TDK’s businesses are broadly classified into two business segments: the electronic materials and components segment and the recording media segment.
          Electronic Materials and Components Segment is made up of four product sectors: (1) electronic materials, (2) electronic devices, (3) recording devices, and (4) other electronic components, which we previously referred to as semiconductors and others. Segment net sales climbed 26.1 percent to ¥687,750 million ($5,878,205 thousand) in fiscal 2006, from ¥545,214 million in fiscal 2005, while segment operating income rose 10.1 percent to ¥74,333 million ($635,325 thousand) in fiscal 2006, from ¥67,520 million in fiscal 2005.
          Recording Media Segment, which we previously referred to as Recording Media & Systems, has three product categories: audiotapes and videotapes, optical media and other products. Segment sales declined 4.6 percent from ¥112,639 million in fiscal 2005 to ¥107,430 million ($918,205 thousand) in fiscal 2006. Operating loss of the recording media segment in fiscal 2006 was ¥13,810 million ($118,034 thousand), up ¥6,120 million from fiscal 2005. In March 2006, TDK decided to restructure certain of its recording media business, including the withdrawal from the manufacturing of recordable CD and DVDs, and recorded a restructuring cost of ¥6,825 million ($58,333 thousand).

A. Operating Results
     Results of Operations

	Years ended March 31
	2006	2005	2004	2006
		(millions of yen)		(thousands
		(%)		of dollars)
Net sales	¥795,180	¥657,853	¥655,792	$6,796,410
	(100.0)	(100.0)	(100.0)
Cost of sales	585,780	484,323	476,407	5,006,666
	(73.7)	(73.6)	(72.6)
Gross profit	209,400	173,530	179,385	1,789,744
	(26.3)	(26.4)	(27.4)
Selling, general and administrative expenses	142,052	119,886	122,875	1,214,120
	(17.9)	(18.2)	(18.8)
Transfer to the government of the substitutional portion of Employees’ Pension Fund:
Subsidy from the government	—	(33,533)	—	—
	—	(-5.1)	—
Loss on settlement	—	27,347	—	—
	—	(4.2)	—
Restructuring cost	6,825	—	—	58,333
	(0.8)	—	—
Operating income	60,523	59,830	56,510	517,291
	(7.6)	(9.1)	(8.6)
Other income (other deductions)	5,580	898	(663)	47,692
	(0.7)	(0.1)	(-0.1)
Income taxes and minority interests, net of tax	21,692	23,763	12,492	185,402
	(2.7)	(3.6)	(1.9)
Loss from discontinued operations	310	3,665	1,254	2,649
	(0.1)	(0.5)	(0.2)

Net income	¥44,101	¥33,300	¥42,101	$376,932
	(5.5)	(5.1)	(6.4)

     Sales by Region

	Years ended March 31
	2006	2005	2004	2006
		(millions of yen)		(millions
		(%)		of dollars)
Japan	¥173,658	¥184,025	¥168,623	$1,484,256
	(21.8)	(28.0)	(25.7)
Americas	90,192	77,813	88,734	770,872
	(11.4)	(11.8)	(13.5)
Europe	75,895	71,702	80,710	648,675
	(9.5)	(10.9)	(12.3)
Asia (excluding Japan) and Oceania	451,710	321,612	314,875	3,860,769
	(56.8)	(48.9)	(48.0)
Middle East and Africa	3,725	2,701	2,850	31,838
	(0.5)	(0.4)	(0.5)

Net sales	¥795,180	¥657,853	¥655,792	$6,796,410
	(100.0)	(100.0)	(100.0)

     This summary of sales by region is based on the location of the customer.

     Segment Information
          The following industry and geographic segment information is required by the Japanese Securities Exchange Law. Segment information is unaudited.
Industry Segment Information

	Years ended March 31
	2006	2005	2004	2006
		(millions of yen)		(thousands
				of dollars)
ELECTRONIC MATERIALS AND COMPONENTS
Net sales
External sales	¥687,750	¥545,214	¥519,792	$5,878,205
Intersegment	—	—	—	—

Total revenue	687,750	545,214	519,792	5,878,205
	(100.0%)	(100.0%)	(100.0%)	(100.0%)
Operating expenses	613,417	477,694	461,077	5,242,880
	(89.2%)	(87.6%)	(88.7%)	(89.2%)

Operating income	¥74,333	¥67,520	¥58,715	$635,325
	(10.8%)	(12.4%)	(11.3%)	(10.8%)

Identifiable assets	672,596	537,593	505,178	5,748,684
Depreciation and amortization	53,599	47,409	46,293	458,111
Capital expenditures	71,070	57,192	40,084	607,436

RECORDING MEDIA
Net sales
External sales	¥107,430	¥112,639	¥136,000	$918,205
Intersegment	—	—	—	—

Total revenue	107,430	112,639	136,000	918,205
	(100.0%)	(100.0%)	(100.0%)	(100.0%)
Operating expenses	121,240	120,329	138,205	1,036,239
	(112.9%)	(106.8%)	(101.6%)	(112.9%)

Operating income (loss)	¥(13,810)	¥(7,690)	¥(2,205)	$(118,034)
	(-12.9%)	(-6.8%)	(-1.6%)	(-12.9%)

Identifiable assets	79,109	84,160	97,186	676,145
Depreciation and amortization	4,941	5,397	4,433	42,231
Capital expenditures	2,841	3,813	4,387	24,282

ELIMINATIONS AND CORPORATE
Corporate assets	¥171,798	¥186,248	¥167,955	$1,468,359

TOTAL
Net sales
External sales	¥795,180	¥657,853	¥655,792	$6,796,410
Intersegment	—	—	—	—

Total revenue	795,180	657,853	655,792	6,796,410
	(100.0%)	(100.0%)	(100.0%)	(100.0%)
Operating expenses	734,657	598,023	599,282	6,279,119
	(92.4%)	(90.9%)	(91.4%)	(92.4%)

Operating income	¥60,523	¥59,830	¥56,510	$517,291
	(7.6%)	(9.1%)	(8.6%)	(7.6%)

Identifiable and corporate assets	923,503	808,001	770,319	7,893,188
Depreciation and amortization	58,540	52,806	50,726	500,342
Capital expenditures	73,911	61,005	44,471	631,718

Geographic Segment Information

	Years ended March 31
	2006	2005	2004	2006
	(millions of yen)			(thousands
				of dollars)
JAPAN
Net sales (1)	¥360,210	¥339,493	¥329,782	$3,078,718
Operating income	49,437	26,382	8,538	422,539
Identifiable assets	347,942	305,717	316,695	2,973,863

AMERICAS
Net sales (1)	105,979	87,594	100,971	905,803
Operating income	9,995	5,496	4,985	85,427
Identifiable assets	100,611	70,844	65,584	859,923

EUROPE
Net sales (1)	76,240	71,682	80,641	651,624
Operating income (loss)	(9,996)	(5,125)	(115)	(85,436)
Identifiable assets	45,729	44,961	51,797	390,846

ASIA AND OTHERS
Net sales (1)	531,824	400,866	380,781	4,545,504
Operating income	12,607	33,551	42,912	107,752
Identifiable assets	348,008	263,621	228,058	2,974,428

ELIMINATIONS AND CORPORATE
Net sales (1)	279,073	241,782	236,383	2,385,239
Operating income (loss)	1,520	474	(190)	12,991
Identifiable assets	81,213	122,858	108,185	694,128

TOTAL
Net sales	¥795,180	¥657,853	¥655,792	$6,796,410
Operating income	60,523	59,830	56,510	517,291

Identifiable and corporate assets	923,503	808,001	770,319	7,893,188

OVERSEAS SALES (2)
Americas	¥90,192	¥77,813	¥88,734	$770,872
Europe	75,895	71,702	80,710	648,675
Asia and others	455,435	324,313	317,725	3,892,607
Overseas sales total	¥621,522	¥473,828	¥487,169	$5,312,154
Percentage of consolidated sales	78.2%	72.0%	74.3%	78.2%

Notes:

(1)	Net sales in each geographic area are based on the location of TDK entities where the sales are generated.

(2)	Overseas sales are based on the location of the customers.

Fiscal 2006 Compared to Fiscal 2005
     Sales
          Consolidated net sales increased 20.9 percent from ¥657.9 billion to ¥795.2 billion ($6,796.4 million) for the fiscal year ended March 31, 2006.
          Looking at economic conditions worldwide during the past fiscal year, the U.S. economy grew on the back of steadily rising consumer spending, which was supported by a strong job market, and higher levels of capital expenditures in the corporate sector. Meanwhile, European economies tended toward recovery due to a strong corporate sector, led by German companies, and the knock-on effects of this recovery on employment and consumer spending. In Asia, China maintained a high economic growth rate and economies elsewhere in the region grew as well. Expansion was also evident in the Japanese economy, with capital expenditures rising due to increased production activity in the corporate sector and personal spending increasing as the job market improved.
          In the electronics industry, to which TDK belongs, there was growth in the market for digital home appliances such as LCD and plasma flat-screen TVs and DVD recorders during the past fiscal year. The notebook PC, HDD and mobile phone markets also remained robust. There was rapid expansion, too, in the market for MP3 digital audio players, which store music using semiconductors or HDDs. The market for car electronics also remained firm. Strength in these markets, along with the beneficial effects of an increase in the number of components used in these products, produced solid demand in fiscal 2006 for TDK’s electronic components. Amid this operating environment, TDK made two corporate acquisitions and executed reforms to improve its profit structure in the recording media segment. In these and other ways, TDK thus actively invested to accelerate growth and increase its earnings.
          As a result, the electronic materials and components segment posted net sales of ¥687.8 billion ($5,878.2 million), up 26.1 percent from ¥545.2 billion in the previous fiscal year.
          Sales in the electronic materials sector rose 3.4 percent from ¥174.8 billion to ¥180.8 billion ($1,545.0 million). Sales of multilayer chip capacitors, a mainstay of capacitor products, increased marginally year over year, as the impact on sales of sluggish demand in the communications market and falling prices was offset by higher sales to the car electronics market. A weaker yen also supported sales. Sales of ferrite cores and magnets rose year over year. Sales of ferrite cores were largely unchanged, as higher sales from increasing demand for power supply cores was negated by lower sales of cores used in CRT TVs. Ferrite magnet sales were also largely unchanged, with lower demand stemming from customer inventory cutbacks offset by higher sales of products to the car electronics market. Sales of rare-earth magnets rose on increasing HDD demand.
          Sales in the electronic devices sector leapt 32.9 percent to ¥154.7 billion ($1,322.1 million), from ¥116.4 billion. This growth was mainly due to the inclusion of the operating results of Lambda Power Business from the second half of the fiscal year. However, even excluding these sales, existing business in this sector posted 10.8 percent year over year sales growth. Sales of inductive devices increased mainly due to growth in sales of SMD power line coils for use in mobile phones and HDDs, and in sales of products for use in car electronics. Sales of high-frequency components were down year over year. While sales of wireless LAN components rose, total category sales were brought down by further declines in sales prices of some components for mobile phones. Sales of other products rose year over year. The main factors were growth in sales of DC-AC inverters for use in LCD panels and of sensors and actuators for HDDs and mobile phones. The inclusion of six months’ sales of Lambda Power Business in this category also boosted sales.
          In the recording devices sector, sales rose 34.7 percent from ¥234.6 billion to ¥315.9 billion ($2,700.2 million). Sales of HDD heads increased year over year. Amid arising demand for HDDs used in PCs and consumer electronics, HDD head shipments increased. This higher volume outweighed a drop in sales prices, resulting in an increase in overall sales. Sales of other heads declined due to inventory reductions of optical pickups.

          Maxtor Peripherals (S) Pte. Ltd., TDK’s major customer related to electronic materials and components business with sales of 11.5 percent of consolidated net sales for the year ended March 31, 2006, was acquired by a company in the same industry in May 2006. During the year ended March 31, 2007, TDK will be losing the majority of sales from Maxtor Peripherals (S) Pte. Ltd. that it recorded for the year ended March 31, 2006. TDK, however, plans to set off the loss with other businesses in the electronic materials and components segment and to raise its sales further, due mainly to growing demand for digital home appliances and cell phones.
          Sales in the other electronic components sector surged 87.0 percent from ¥19.4 billion to ¥36.4 billion ($310.9 million) due to higher sales of anechoic chambers, which block external electromagnetic radiation to permit the measurement of electromagnetic noise, and due to sales growth in new businesses.
          Operating income of the electronic materials and components segment in fiscal 2006 was ¥74.3 billion ($635.3 million), up ¥6.8 billion from fiscal 2005. In spite of the deep-rooted pressure for sales price discounts, operating income increased due to higher sales of HDD heads and inductive devices, discounts in raw materials and cost improvements by rationalization.
          In the recording media segment, sales declined 4.6 percent from ¥112.6 billion to ¥107.4 billion ($918.2 million). Sales of audiotapes and videotapes declined year over year. While TDK maintained a high market share, demand is declining for these products as a whole. Sales of optical media increased year over year. CD-R demand has peaked and is declining slowly. However, lower CD-R sales caused by the downturn in demand and discounting pressure were offset by higher sales of DVDs driven by increasing demand. Sales of other products decreased year over year. Sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers rose on higher demand. However, sales of recording equipment and accessory products declined as TDK made progress with efforts to create a more tightly focused product lineup.
          Operating loss of the recording media segment in fiscal 2006 was ¥13.8 billion (118.0 million), up ¥6.1 billion from fiscal 2005. Operating loss increased due to a decline in demand of audiotapes and videotapes as a whole, and continuous drop in sales prices mainly in optical media. In March 2006, TDK decided to restructure certain of its recording media business, including the withdrawal from the manufacturing of recordable CD and DVDs, and recorded a restructuring cost of ¥6.8 billion ($58.3 million).
          *Linear Tape-Open, LTO, LTO logo, Ultrium and Ultrium logo are trademarks of HP, IBM and Quantum Corporation in the U.S. and other countries.
          By region, sales in Japan declined 5.6 percent from ¥184.0 billion to ¥173.7 billion ($1,484.3 million). Overseas sales climbed 31.2 percent from ¥473.8 billion to ¥621.5 billion ($5,312.2 million). Overseas sales accounted for 78.2 percent of consolidated net sales.
          In Japan, sales in the recording devices sector and recording media segment declined, while higher sales were recorded in the electronic materials, electronic devices and other electronic components sectors. Operating income of the electronic materials and components segment increased by ¥24.4 billion to ¥53.4 billion. This increase was mainly due to the payment made by its subsidiary in Asia to TDK in the amount of ¥24.0 billion relating to the assessment of additional tax in fiscal 2005 on prices charged and paid by TDK in connection with sales and purchases of products involving the subsidiary. Recognition of operating expense in the subsidiary resulted in reduction of operating expenses in Japan. Operating loss of the recording media segment increased slightly, resulting in operating loss in fiscal 2006 of ¥4.6 billion, up ¥1.5 billion from fiscal 2005.

          In Asia (excluding Japan) and Oceania, sales increased in the electronic materials, electronic devices, recording devices and other electronic components sectors, but sales declined in the recording media segment slightly. The operating income of the electronic materials and components segment decreased by ¥21.3 billion to ¥11.6 billion. This decrease was mainly due to the payment made by its subsidiary in Asia to TDK in the amount of ¥24.0 billion relating to the assessment of additional tax in fiscal 2005 on prices charged and paid by TDK in connection with sales and purchases of products involving the subsidiary. Recognition of operating expense in the subsidiary resulted in increase of operating expenses in recording devices. Operating income of the recording media segment increased slightly, resulting in operating income for fiscal 2006 of ¥0.8 billion, ¥0.1 billion more than fiscal 2005.
          In the Americas, sales increased mainly in the electronic devices and recording devices sectors. The lower yen versus the U.S. dollar also led to increased sales in the Americas. The operating income of the electronic materials and components segment increased by ¥3.0 billion to ¥9.0 billion from fiscal 2005 due to increase in sales mainly in the recording devices sector. However, operating income of the recording media segment in fiscal 2006 was ¥0.3 billion, up ¥0.8 billion from fiscal 2005.
          In Europe, sales increased in the electronic devices sector and the recording media segment. While operating loss of the electronic materials and components reversed to the operating income of ¥0.3 billion, up ¥0.7 billion from fiscal 2005, operating loss of the recording media segment in fiscal 2006 was ¥10.3 billion, up ¥5.6 billion from fiscal 2005, mainly due to restructuring cost of ¥6.8 billion.
     Effect of foreign exchange movements
          In fiscal 2006, overseas sales accounted for 78.2 percent of consolidated net sales, up 6.2 percentage points. As a result, fluctuations in foreign exchange rates had a significant effect on TDK’s consolidated sales and income. During fiscal 2006, the yen’s value declined 5.4 percent against the U.S. dollar and 2.0 percent against the euro, based on TDK’s average internal exchange rates. Overall, exchange rate movements had the effect of increasing net sales by approximately ¥31.3 billion and operating income by approximately ¥7.7 billion in fiscal 2006.
          By region, foreign exchange fluctuations increased sales in Japan by about ¥8.6 billion, in Asia (excluding Japan) and Oceania by about ¥32.5 billion, in the Americas by about ¥6.0 billion and in Europe by about ¥3.1 billion. The effect of foreign exchange fluctuations on consolidated net sales after the elimination of intersegment transactions was about ¥31.3 billion.
          TDK conducts a large share of business activities outside Japan as one way to offset the impact of exchange-rate fluctuations. Such activities include manufacturing and sales, as well as research, design and procurement. In-region production in fiscal 2006 represented 102.2 percent compared with 112.1 percent one year earlier of sales in Asia (excluding Japan) and Oceania, 22.0 percent compared with 20.9 percent one year earlier in the Americas, and 19.1 percent compared with 23.9 percent one year earlier in Europe. Overseas production accounted for 61.7 percent of total sales in fiscal 2006, compared with 59.0 percent one year earlier, and for 79.0 percent of overseas sales, compared with 81.9 percent one year earlier. The rise in the percentage of overseas production in fiscal 2006 is mainly due to higher production in Asia in the electronic materials and components segment.
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

     Cost and expenses
          The cost of sales increased 20.9 percent from ¥484.3 billion in fiscal 2005 to ¥585.8 billion in fiscal 2006 due primarily to higher sales. Cost of sales increased from 73.6 percent to 73.7 percent of net sales, respectively. This reflected the negative effects on earnings of strong discounting pressure in all segments, which were positively offset by cost reductions from structural reforms and numerous other actions to cut costs, including the receipt of discounts on purchased materials. As a result, gross profit was 26.3 percent in fiscal 2006, compared to gross profit of 26.4 percent in fiscal 2005.
          Selling, general and administrative expenses increased ¥22.2 billion from ¥119.9 billion in fiscal 2005 to ¥142.1 billion in fiscal 2006, but decreased from 18.2 percent to 17.9 percent of net sales, respectively. Selling, general and administrative expenses as a percentage of net sales reduced due to a 20.9 percent rise in net sales and to the improvements of sales productivity. The main components of this increase were personnel expenses of ¥4.8 billion, shipping and handling costs of ¥1.9 billion, and loss on disposal of property, plant and equipment of ¥2.0 billion. Research and development expenses included in selling, general and administrative expenses increased by ¥9.2 billion from ¥36.3 billion in fiscal 2005 to ¥45.5 billion in fiscal 2006, and increased from 5.5 percent to 5.7 percent of net sales, respectively.
          In addition, TDK decided to restructure certain of its recording media business in March 2006, including the withdrawal from the manufacturing of recordable CD and DVDs, and recorded a restructuring cost of ¥6.8 billion ($58.3 million).
     Other income and deductions
          Other income (deductions) improved ¥4.7 billion from the previous fiscal year, reflecting a ¥1.9 billion increase in interest and dividend income due to upturn in overseas interest rates and a ¥1.8 billion increase in foreign exchange gain (loss), as well as other factors.
     Income taxes and minority interests
          The ratio of income taxes to income from continuing operations before income taxes (the effective tax rate) decreased from 38.3 percent in fiscal 2005 to 31.9 percent in fiscal 2006. The decrease reflects mainly the fact that in fiscal 2005 TDK received a notification and assessment of additional tax from the Tokyo Regional Tax Bureau (Nihonbashi Tax Office) asserting that prices charged and paid by TDK in connection with sales and purchases of products involving its overseas subsidiaries have not been commensurate with the prices of similar transactions involving unrelated third parties. The period of additional assessments covers tax years ending March 1999 through March 2003. The additional tax assessed by the Tokyo Regional Tax Bureau amounted to ¥12.0 billion including interest and penalty, which has been reflected as additional tax expense and other expense, net of deferred income tax benefits, in the accompanying consolidated statements of income for the year ended March 31, 2005. In addition, the residual tax effects of ¥4,571 million previously recorded in accumulated other comprehensive income (minimum pension liability adjustments) were released and recorded as a reduction to income tax expense in the consolidated statements of income as a result of the elimination of the minimum pension liability adjustment for the year ended March 31, 2005.
     Net income
          TDK posted net income of ¥44.1 billion, resulting in net income per diluted share of ¥333.20, compared with ¥251.56 in the previous fiscal year. Return on Equity, which is net income divided by average total stockholders’ equity, increased from 5.5 percent to 6.6 percent. This was mainly due to a ¥10.8 billion increase in net income.
          Cash dividends per share paid during the fiscal year totaled ¥80. This dividend is the sum of the June 2005 year-end dividend of ¥40 and the December 2005 interim dividend of ¥40. Shareholders of record on March 31, 2006 received a cash dividend of ¥50 per share at the end of June 2006.

          In fiscal 2006, consolidated net income included loss from discontinued operations of ¥310 million related to TDK Semiconductor Corporation (“TSC”). See discussion at Discontinued Operations.

Fiscal 2005 Compared to Fiscal 2004
     Sales
          Consolidated net sales rose 0.3 percent from ¥655.8 billion to ¥657.9 billion in fiscal 2005, the year ended March 31, 2005.
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
          As a result, the electronic materials and components segment posted net sales of ¥545.2 billion, up 4.9 percent from ¥519.8 billion in the previous fiscal year.
          Sales in the electronic materials sector rose 4.8 percent from ¥166.8 billion to ¥174.8 billion. Sales of multilayer chip capacitors, a mainstay of capacitor products, increased year over year. In the first half of fiscal 2005, the Athens Olympics propelled demand for digital home appliances higher, which had an add-on effect for components used in them. In the second half, however, demand for components cooled, this time the result of cutbacks in the production of digital home appliances, and prices also dropped. But, against this market backdrop, TDK absorbed the sales price declines and the effect of unfavorable foreign exchange movements through improvements to its product mix. In ferrite cores, sales declined from the previous fiscal year, despite higher demand for general-purpose power supply cores for digital home appliances and cores for communications equipment. This decrease was due to a reduction in output of deflection yoke cores and flyback transformer cores used in CRT TVs. Magnet sales increased year over year, the result of steadily rising demand for use in automotive and HDD applications.
          Sales in the electronic devices sector increased 7.8 percent from ¥108.0 billion to ¥116.4 billion. Inductive devices, the largest product category in this sector, posted higher sales, despite lower sales prices and the negative effect of foreign exchange movements. This increase was attributable to higher demand spurred by acceleration in the pace at which automobiles are incorporating electronics and the increasing sophistication of mobile phones, as well as by new product launches. Sales of high-frequency components declined marginally year over year because higher sales volume and an improved product mix failed to completely offset persistently strong discounting pressure from mobile phone handset manufacturers, the main customer for these components. In power systems, sales of DC-DC converters and DC-AC inverters were healthy. Sensors and actuators recorded higher sales due to growth in demand for use in PCs and peripherals and communications equipment.

          In the recording devices sector, sales rose 1.9 percent from ¥230.1 billion to ¥234.6 billion. Sales of HDD heads, the main product in this sector, rose year over year. However, TDK had to overcome the loss of business from a major customer that started producing heads in house in 2004, as well as the impact of falling sales prices and unfavorable foreign exchange movements. Cutbacks in HDD inventories at customers in the first half of fiscal 2005 also affected the sector’s performance. However, demand for HDD heads rose in the second half of the fiscal year following the end of these cutbacks. Sales of other heads declined year over year due to sluggish sales of optical pickups.
          Sales in the other electronic components sector climbed 30.8 percent from ¥14.9 billion to ¥19.4 billion. TDK recorded slightly higher sales of anechoic chambers for electromagnetic noise control and equipment used in these chambers. There was also growth in external sales of manufacturing equipment due to higher investments in semiconductor facilities and equipment by customers.
          Operating income of the electronic materials and components segment in fiscal 2005 was ¥67.5 billion, up ¥8.8 billion from fiscal 2004. In spite of the deep-rooted pressure for sales price discounts, operating income increased due to higher sales of capacitors and inductive devices, discounts in raw materials and cost improvements by rationalization.
          In the recording media segment, sales declined 17.2 percent from ¥136.0 billion to ¥112.6 billion. Sales of audiotapes and videotapes declined year over year. While TDK maintained a high market share, demand is declining for these products as a whole. Sales of optical media increased, with higher DVD sales volume offsetting a sharp fall in DVD prices and lower CD-R sales. Sales of other products decreased year over year. There was an increase in sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers. However, a decline in sales caused by the sale in the previous fiscal year of a U.S. software development subsidiary and lower sales of recording equipment brought overall sales of other products down year over year.
          Operating loss of the recording media segment in fiscal 2005 was ¥7.7 billion, up ¥5.5 billion from fiscal 2004. Operating loss increased due to a decline in demand of audiotapes and videotapes as a whole, decrease in sales as a result of sale of a subsidiary in the United States of America in fiscal 2004, and continuous drop in sales prices mainly in optical media.
          *Linear Tape-Open, LTO, LTO logo, Ultrium and Ultrium logo are trademarks of HP, IBM and Quantum Corporation in the U.S. and other countries.
          By region, sales in Japan rose 9.1 percent from ¥168.6 billion to ¥184.0 billion. Overseas sales declined 2.7 percent from ¥487.2 billion to ¥473.8 billion. Overseas sales accounted for 72.0 percent of consolidated net sales.
          In Japan, sales in the electronic devices sector and recording media segment declined, while higher sales were recorded in the electronic materials, recording devices and other electronic components sectors. The electronics materials and components segment saw its operating income increase by ¥17.6 billion due to increase in operating ratio, discount in raw materials and decrease in cost by rationalization. Although operating loss of the recording media segment increased slightly, operating income in fiscal 2005 was ¥25.8 billion, up ¥16.9 billion from fiscal 2004.
          In Asia (excluding Japan) and Oceania, sales declined in the recording devices sector and recording media segment, but sales increased in the electronic materials and electronic devices sectors. The operating income of the electronic materials and components segment decreased by ¥8.8 billion. This decrease is due to a significant decline in sales prices mainly in recording devices and capacitors. Operating income of the recording media segment also decreased slightly, resulting in operating income for fiscal 2005 of ¥33.6 billion, ¥9.5 billion less than fiscal 2004.
          In the Americas, sales decreased in the electronic materials and recording devices sectors as well as the recording media segment. The higher yen versus the U.S. dollar also impacted sales in the Americas. The operating income of the electronic materials and components segment decreased by ¥0.9 billion from fiscal 2004. However, operating income in fiscal 2005 was ¥5.5 billion, up ¥0.9 billion from fiscal 2004, due to decrease in operating loss of the recording media segment as a result of sale of a subsidiary engaged in software development.

          In Europe, lower sales were recorded in the electronic materials and other electronic components sectors as well as the recording media segment. While operating loss of the electronic materials and components decreased, operating loss of the recording media segment in fiscal 2005 reversed from operating income in fiscal 2004 to operating loss of ¥4.7 billion by decrease of ¥5.8 billion, due to a significant decline in sales prices mainly in optical media. As a result, operating loss in fiscal 2005 was ¥5.1 billion, ¥5.0 billion up from fiscal 2004.
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
          TDK conducts a large share of business activities outside Japan as one way to offset the impact of exchange-rate fluctuations. Such activities include manufacturing and sales, as well as research, design and procurement. In-region production in fiscal 2005 represented 112.1 percent compared with 111.6 percent one year earlier of sales in Asia (excluding Japan) and Oceania, 20.9 percent compared with 22.5 percent one year earlier in the Americas, and 23.9 percent compared with 23.8 percent one year earlier in Europe. Overseas production accounted for 59.0 percent of total sales in fiscal 2005, compared with 58.6 percent one year earlier, and for 81.9 percent of overseas sales, compared with 78.9 percent one year earlier. The rise in the percentage of overseas production in fiscal 2005 is mainly due to higher production in Asia in the electronic materials and components segment.
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
     Cost and expenses
          The cost of sales increased 1.7 percent from ¥476.4 billion in fiscal 2004 to ¥484.3 billion in fiscal 2005 due to higher sales. Cost of sales increased from 72.6 percent to 73.6 percent of net sales, respectively. This reflected the negative effects on earnings of strong discounting pressure in all segments and foreign exchange movements, mainly the appreciation of the yen relative to the U.S. dollar. These factors outweighed positive influences such as cost reductions from structural reforms and numerous other actions to cut costs, including the receipt of discounts on purchased materials. As a result, gross profit was 26.4 percent in fiscal 2005, compared to gross profit of 27.4 percent in fiscal 2004.

          Selling, general and administrative expenses decreased ¥3.0 billion from ¥122.9 billion in fiscal 2004 to ¥119.9 billion in fiscal 2005, and decreased from 18.8 percent to 18.2 percent of net sales, respectively. Selling, general and administrative expenses decreased despite a 0.3 percent rise in net sales due to efforts to strictly manage fixed expenses, such as by lowering personnel expenses through greater operational efficiency. The main components of this decrease were personnel expenses of ¥3.1 billion and marketing expenses of ¥1.3 billion. Research and development expenses included in selling, general and administrative expenses increased ¥3.4 billion from ¥32.9 billion in fiscal 2004 to ¥36.3 billion in fiscal 2005, and increased from 5.0 percent to 5.5 percent of net sales, respectively.
          In addition, pursuant to the newly enacted Contributed Benefit Pension Plan Law, TDK received an exemption from the Minister of Health, Labor and Welfare, effective September 25, 2003, from the obligation to pay benefits related to future employee services with respect to the substitutional portion of its Employees’ Pension Fund (EPF). TDK was also granted an exemption from the obligation to pay benefits in relation to past employee services in October 2004 with respect to the substitutional portion of its domestic contributory plan. The transfer of the substitutional portion of TDK’s EPF liabilities to the government was completed on January 31, 2005. As a result of the transfer, TDK recognized as a subsidy from the Japanese government an amount equal to the difference between the fair value of the obligation deemed “settled” with the Japanese government and the assets required to be transferred to the government. The subsidy that TDK recognized amounted to ¥33.5 billion. In addition, TDK recognized a settlement loss in an amount equal to the product of (i) the ratio of the obligation settled to the total EPF obligation outstanding immediately prior to settlement, both of which exclude the effect of future salary progression relating to the substitutional portion of the EPF obligation, and (ii) the net unrecognized gain/loss immediately prior to settlement, which amounted to ¥27.3 billion. This gain and loss is included in operating income in the accompanying consolidated statements of income for the year ended March 31, 2005.
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
     Net income
          TDK posted net income of ¥33.3 billion, resulting in net income per diluted share of ¥251.56, compared with ¥317.69 in the previous fiscal year. Return on Equity, which is net income divided by average total stockholders’ equity, decreased from 7.5 percent to 5.5 percent. This was due to an approximate ¥62.8 billion increase in stockholders’ equity, which reflected a decrease of about ¥38.7 billion in accumulated other comprehensive loss due to such factors as a decrease of about ¥32.9 billion in minimum pension liability adjustments following the transfer of the substitutional portion of EPF liabilities, as well as an increase in retained earnings.

          Cash dividends per share paid during the fiscal year totaled ¥60. This dividend is the sum of the June 2004 year-end dividend of ¥30 and the December 2004 interim dividend of ¥30. Shareholders of record on March 31, 2005 received a cash dividend of ¥40 per share at the end of June 2005.
          In fiscal 2005, consolidated net income included loss from discontinued operations of ¥3,665 million related to TSC. See discussion at Discontinued Operations.

Discontinued Operations
          On March 31, 2005, TDK entered into an agreement to sell all outstanding stock of its wholly owned subsidiary, TSC for $14,028 thousand to Golden Gates Capital (“Buyer”). The sale of TSC is part of TDK’s continuing shift away from non-core products and technologies. The sale agreement also includes earn-out payments, to be made by the Buyer to TDK, of up to $32,500 thousand. No earn-out payments were made through March 31, 2006. The payments are contingent upon certain milestones being met related to future revenue targets extending through 2007. The transaction was completed on April 8, 2005. TDK has accounted for the sale of TSC as a discontinued operation pursuant to FASB Statement No. 144, “Accounting for the impairment or Disposal of Long-Lived Assets”, as TSC meets the definition of a “component of an entity”. The results of operations for this subsidiary have been reported as discontinued operations for all periods presented and selected financial information for the years ended March 31, 2006, 2005 and 2004 for the discontinued operations, are summarized as follows:

				U.S. Dollars
	Yen (Millions)			(Thousands)
	2006	2005	2004	2006

Net sales	¥45	2,242	3,070	$385

Loss from operations before income taxes (including loss on disposal of ¥224 million in 2006)	310	3,509	244	2,650
Income tax expense	—	156	1,010	—

Loss from discontinued operations	¥310	3,665	1,254	$2,650

Loss from discontinued operations per share:
Basic	¥(2.34)	(27.70)	(9.47)	$(0.02)
Diluted	(2.34)	(27.69)	(9.46)	(0.02)

See Note 21 to the Consolidated Financial Statements for further discussion.

   B. Liquidity and capital resources
     Operating capital requirements
          TDK’s requirements for operating capital primarily are for the purchase of raw materials and parts for use in the manufacture of its products. These purchases are booked as manufacturing costs and selling, general and administrative expenses. The payment of payroll expenses, marketing expenses accompanying sales activities, and distribution-related expenses account for a significant portion of operating expenses. Personnel expenses account for a significant portion of R&D expenses. The necessary funds for these expenses are provided from cash generated by operations.
     Capital Expenditures
          In fiscal 2006, capital expenditures on a cash basis rose ¥12.9 billion from ¥61.0 billion to ¥73.9 billion ($631.7 million). This was the result of aggressive investment in IT home electronics appliances; high-speed, large-capacity networks; and car electronics, which are fields TDK regards as strategically important for growth.
          In the electronic materials and components segment, capital expenditures totaled ¥71.1 billion. The bulk of the capital expenditures were for facilities to develop and produce HDD heads with higher areal density mainly in China, the U.S. and the Philippines, and for facilities to increase production and rationalize operations for multilayer chip capacitors mainly in Japan and China.
          In the recording media segment, capital expenditures totaled ¥2.8 billion, mainly for facilities to increase production of LTO-standard tapes.
          In principle, the funds for these capital expenditures are provided from cash generated by operations. In addition, TDK paid ¥32.9 billion to acquire Lambda Power Business and Amperex Technology Limited. The funds for these acquisitions were also provided from cash generated by operations.
          Capital expenditures for fiscal 2005, which are described in detail below, increased by ¥16.5 billion, from ¥44.5 billion for fiscal 2004 to ¥61.0 billion.
          In the electronic materials and components segment, capital expenditures in 2005 totaled ¥57.2 billion. TDK invested in the expansion of production capacity of HDD heads, facilities for rationalizing these activities and the development of technology for coping with increasing areal density. These investments centered mainly on China, the U.S. and the Philippines. Furthermore, investments were made to increase production and rationalize operations in multilayer chip capacitors and inductors, where growth in sales is expected due to acceleration in the pace at which electronics are being incorporated in automobiles, the increasingly sophisticated nature of mobile phones and other factors. These investments were made mainly in Japan and China.
          In the recording media segment, capital expenditures totaled ¥3.8 billion, mainly for facilities to increase LTO production.
          Capital expenditures for fiscal 2004, which are described in detail below, increased by ¥3.5 billion, from ¥41.0 billion for fiscal 2003 to ¥44.5 billion.
          In the electronic materials and components segment, due to the expansion of the market for recording devices, TDK made investments principally in Asia, but also in the Americas and Japan, to increase production and rationalization for its recording devices. Other major expenditures include investments to increase production and rationalization for electronic materials and electronic devices (principally capacitors), and investments into the development of new products. Capital expenditures of this segment increased by ¥1.7 billion from ¥38.4 billion to ¥40.1 billion.
          In the recording media segment, investments have been made in Europe and Japan to increase production and develop optical media products, whose market was expanding. Capital expenditures of this segment increased by ¥1.8 billion from ¥2.6 billion to ¥4.4 billion.

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
Cash flows for fiscal 2006, 2005 and 2004 are summarized as follows:

	Years ended March 31
	2006	2005	2004	2006
	(millions of yen)			(millions
				of dollars)
Income from continuing operations	¥44,411	¥36,965	¥43,355	$379.6
Adjustments to reconcile net income to net cash provided by operating activities	44,707	58,284	70,664	382.1

Net cash provided by operating activities	89,118	95,249	114,019	761.7

Net cash used in investing activities	(104,782)	(62,359)	(37,647)	(895.6)
Net cash used in financing activities	(7,125)	(9,629)	(9,860)	(60.9)
Net cash provided by (used in) discontinued operations	(414)	(1,625)	761	(3.5)
Effect of exchange rate changes on cash and cash equivalents	10,712	2,717	(10,669)	91.5

Net change in cash and cash equivalents	¥(12,491)	¥24,353	¥56,604	$(106.8)

          Fiscal 2006 cash and cash equivalents decreased ¥12.5 billion from ¥251.5 billion to ¥239.0 billion ($2,043 million). Operating activities provided net cash of ¥89.1 billion ($761.7 million), ¥6.1 billion less than in fiscal 2005. Income from continuing operations rose ¥7.4 billion to ¥44.4 billion ($380 million) and depreciation and amortization increased ¥5.7 billion to ¥58.5 billion ($500 million) mainly due to increase in the recording devices segment. In terms of changes in assets and liabilities, the increase in trade receivables climbed ¥9.5 billion, changes in inventories increased ¥3.7 billion, changes in trade payables increased ¥6.9 billion, and changes in accrued expenses increased ¥14.8 billion, while changes in income taxes payables, net declined ¥25.1 billion.
          Regarding research and development expenses, TDK’s policy is to focus investments in the strategic fields of IT home electronic appliances, high-speed and large-capacity networks and car electronics. Funds for research and development are appropriated from internal funds.
          Investing activities used net cash of ¥104.8 billion ($896 million), ¥42.4 billion more than the ¥62.4 billion used in the previous fiscal year. TDK used ¥73.9 billion for capital expenditures, ¥12.9 billion more than in fiscal 2005, as a result of making aggressive investments to drive growth. Furthermore, acquisition of businesses, net of cash acquired increased ¥31.4 billion and proceeds from sale and maturity of investments in securities increased ¥2.5 billion year over year, respectively.
          Financing activities used net cash of ¥7.1 billion ($60.9 million), a decrease of ¥2.5 billion from the ¥9.6 billion used in fiscal 2005. Dividends paid increased ¥2.6 billion due to a ¥20 per common share increase in the year-end dividend. On the other hand, there were an increase of ¥4.0 billion in increase (decrease) in short-term debt, net mainly in newly consolidated subsidiaries, and a decrease of ¥0.7 billion in cash paid to acquire treasury stock for stock options.
          Regarding financing costs, TDK has long-term corporate credit ratings of AA- and A1 from Standard & Poor’s and Moody’s, respectively. Furthermore, Standard & Poor’s gives TDK their highest short-term credit rating, A-1+. These ratings allow TDK to procure funds if needed relatively at low interest rates.

          TDK’s fundamental treasury management policy is to give consideration to a consistent increase in dividends based on factors such as the return on equity (ROE), dividends as a percentage of equity (DOE) and TDK’s results of operations on a consolidated basis. Funds for paying dividends are allocated from internal funds.
          In the dynamically changing electronics industry, it is necessary to make well-timed investments. Given this need, and the possibility that unstable financial conditions will continue in Japan, TDK’s policy is to maintain an adequate level of liquidity, considering risk factors as well as a capital requirement forecast. Based on the current liquidity, TDK does not have immediate plans of repurchasing its stock for the purpose of extinguishment.
          TDK estimates that operating cash flows and other internal resources will provide adequate liquidity in fiscal 2007. Regarding cash flows for the fiscal years ending March 31, 2007 and onward, TDK expects to provide the necessary funds from operating cash flows by increasing profitability and improving the return on assets.
          Fiscal 2005 cash and cash equivalents increased ¥24.3 billion from ¥227.2 billion to ¥251.5 billion in the previous fiscal year. Operating activities provided net cash of ¥95.2 billion, a year-on-year decrease of ¥18.8 billion. The major component of cash provided by operating activities was depreciation and amortization of ¥52.8 billion, up ¥2.1 billion. In terms of changes in assets and liabilities, inventories decreased ¥11.3 billion, the result of efforts to reduce inventories, while retirement and severance benefits declined ¥6.8 billion due to the transfer of the substitutional portion of EPF liabilities and changes to the pension system. In addition, the decrease in changes in trade payables and accrued expenses decreased ¥8.0 billion and ¥11.4 billion, respectively, and income taxes payables, net increased ¥8.8 billion.
          Investing activities used net cash of ¥62.4 billion, ¥24.7 billion more than the ¥37.6 billion used in the previous fiscal year. TDK used ¥61.0 billion for capital expenditures, ¥16.5 billion more than in fiscal 2004, as a result of making aggressive investments to drive growth. Furthermore, payment for purchase of investments in securities increased ¥2.4 billion year over year.
          Financing activities used net cash of ¥9.6 billion, a decrease of ¥0.2 billion from the ¥9.8 billion used in fiscal 2004. There was an increase of ¥1.3 billion in dividends paid due to the increase in the dividend. On the other hand, there was a decline in the repayment of debt because debt has been virtually eliminated.
          Fiscal 2004 cash and cash equivalents increased ¥56.6 billion to ¥227.2 billion from ¥170.6 billion in the previous fiscal year. Operating activities provided net cash of ¥114.0 billion, a year-on-year increase of ¥8.1 billion. This reflected mainly a ¥30.1 billion increase in net income to ¥42.1 billion and a ¥6.4 billion decrease in depreciation and amortization to ¥50.7 billion, as well as decreases in changes in trade receivables and inventories of ¥5.0 billion and ¥21.4 billion, respectively. Regarding the shortfall in pension assets, TDK planned to take action in response to certain recent reforms to the pension system, including transferring the substitutional portion of Employees’ Pension Fund (“EPF”) liabilities.
          Investing activities used net cash of ¥37.6 billion, a decrease of ¥8.6 billion from ¥46.2 billion in the previous fiscal year. The main factor was a ¥6.2 billion decrease in payment for purchase of other investments to ¥0.4 billion.
          Financing activities used net cash of ¥9.8 billion, ¥1.9 billion more than the ¥7.9 billion in cash used in the previous fiscal year. This mainly represented an increase of ¥0.8 billion in repayments of short-term debt and a ¥0.7 billion increase in dividends paid.

Capital resources as of March 31, 2006, 2005 and 2004 are summarized as follows:

	Years ended March 31
	2006	2005	2004	2006
	(millions of yen)			(millions
	(%)			of dollars)
Short-term debt	¥4,469	¥—	¥315	$38.2
	(0.6)	(—)	(0.1)
Current installments of long term debt	1,958	103	101	16.7
	(0.3)	(0.0)	(0.0)
Long-term debt,	405	81	27	3.5
excluding current installments	(0.1)	(0.0)	(0.0)
Stockholders’ equity	702,419	639,067	576,219	6,003.6
	(99.0)	(100.0)	(99.9)

Total capital	¥709,251	¥639,251	¥576,662	$6,062.0
	(100.0)	(100.0)	(100.0)

          TDK currently has no capital market debt outstanding. However, TDK maintains long-term corporate credit ratings of AA- and A1 from Standard & Poor’s and Moody’s, respectively. Furthermore, Standard & Poor’s gives TDK their highest short-term credit rating, A-1+.
          Total assets amounted to ¥923.5 billion ($7,893 million) as of March 31, 2006, up ¥115.5 billion from ¥808.0 billion at the previous fiscal year-end. As of March 31, 2006, trade receivables were ¥189.1 billion ($1,616 million), ¥41.1 billion higher than ¥148.0 billion and inventories were ¥89.0 billion ($760 million), ¥14.1 billion more than ¥74.9 billion a year ago, respectively. Property, plant and equipment increased ¥26.7 billion from ¥217.0 billion to ¥243.7 billion ($2,083 million), investments in securities increased ¥6.1 billion from ¥22.7 billion to ¥28.8 billion ($246 million). In addition, goodwill increased ¥10.3 billion from ¥9.2 billion to ¥19.5 billion ($166 million) and intangible assets increased ¥16.3 billion from ¥13.2 billion to ¥29.5 billion ($252 million) due to the acquisition of businesses.
          Total liabilities increased ¥43.3 billion from ¥163.8 billion to ¥207.1 billion ($1,770 million). Income taxes payables decreased ¥10.1 billion from ¥19.3 billion to ¥9.2 billion ($78 million), while trade payables rose ¥22.6 billion from ¥62.1 billion to ¥84.7 billion ($724 million), accrued expenses increased ¥12.4 billion from ¥31.1 billion to ¥43.5 billion ($372 million), and deferred income taxes increased ¥4.5 billion from ¥0.8 billion to ¥5.3 billion ($45 million).
          Total stockholders’ equity increased ¥63.3 billion from ¥639.1 billion to ¥702.4 billion ($6,004 million). Retained earnings increased ¥32.7 billion from ¥585.6 billion to ¥618.3 billion ($5,284 million) and accumulated other comprehensive loss decreased ¥29.7 billion from ¥51.7 billion to ¥21.9 billion ($188 million).
          Total assets amounted to ¥808.0 billion as of March 31, 2005, up ¥37.7 billion from ¥770.3 billion at the previous fiscal year-end. As of March 31, 2005, cash and cash equivalents were ¥251.5 billion, ¥24.3 billion higher than ¥227.2 billion a year ago. Trade receivables were ¥148.0 billion, ¥9.7 billion higher than ¥138.3 billion a year ago. Property, plant and equipment increased ¥8.1 billion from ¥208.9 billion to ¥217.0 billion and noncurrent deferred income taxes decreased ¥25.5 billion from ¥34.1 billion to ¥8.6 billion.
          Total liabilities decreased ¥27.0 billion from ¥190.8 billion to ¥163.8 billion. Trade payables rose ¥2.2 billion from ¥59.9 billion to ¥62.1 billion, and income taxes payables increased ¥14.6 billion from ¥4.7 billion to ¥19.3 billion. However, retirement and severance benefits declined ¥44.7 billion from ¥73.5 billion to ¥28.8 billion due to the transfer of the substitutional portion of EPF liabilities and changes to the pension system. Accrued expenses decreased ¥2.4 billion from ¥33.4 billion to ¥31.0 billion.

          Total stockholders’ equity increased ¥62.9 billion from ¥576.2 billion to ¥639.1 billion. Retained earnings increased ¥24.8 billion from ¥560.8 billion to ¥585.6 billion and accumulated other comprehensive loss decreased ¥38.7 billion from ¥90.4 billion to ¥51.7 billion.
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
          TDK has various pension plans covering its employees. The unfunded amount as of March 31, 2006 was ¥20.4 billion ($175 million). As of March 31, 2006, ¥26.8 billion was accrued on the balance sheet as retirement and severance benefits, ¥2.0 billion less than a year ago.
          TDK’s policy is to utilize group funds for the development of its business, and to use loans from banks or other sources, if necessary, as a secondary method of financing.
          Regarding TDK’s capital expenditure plans, TDK’s policy is to invest actively in targeted strategic fields to drive growth. Capital expenditures will be funded using internally generated funds.
          TDK is planning capital expenditures of ¥70.0 billion in fiscal 2007, primarily for the expansion of production facilities and upgrading of facilities. Actual capital expenditures could differ from this forecast as a result of factors such as shifts in technology, demand, prices, competition, economic environments and foreign exchange rates.
     Restructuring Costs
          During the year ended March 31, 2006, TDK was fundamentally restructuring the recording media business. While reviewing the progress of the restructuring and future strategies of the recording media business, TDK looked for ways to re-strengthen the manufacturing of recordable CD & DVD foundations from various perspectives. However, a sharp drop in market prices of recordable CD & DVDs as well as the increased cost of natural resources has a material impact on the recording media business of TDK. Following further study, at a board meeting held on March 8, 2006, TDK management decided to withdraw from the manufacturing of recordable CD & DVDs, which should lead to an improvement and reform of its recording media business.
          TDK accelerated its ODM business model for the current generation of recordable CD & DVD products and the third-party supply of such products following TDK’s withdrawal. TDK also continued its R&D and manufacturing activities in Japan of the blue laser disc, a highly value-added product expected to grow in the near future. TDK has also concentrated its resources on strengthening data storage tape business, which is another core business.

          With this decision, TDK shut down the production facilities at its European subsidiary, TDK Recording Media Europe S.A. in Luxembourg in April 2006. TDK recorded a restructuring charge of ¥6,825 million ($58,333 thousand) which included a charge of ¥3,309 million ($28,282 thousand) relating to employee termination benefits. As a result of the restructuring, a total of 350 regular employees were terminated through May 31, 2006. In addition, TDK recorded a restructuring charge of ¥2,594 million ($22,171 thousand) relating to an impairment on property, plant and equipment in connection with the decision to shut down production facilities at its European subsidiary.
          For a discussion of financial instruments, see Note 14 “Risk Management Activities and Derivative Financial Instruments”, Note 15 “Fair Value of Financial Instruments” and Note 6 “Short-Term and Long-Term Debt” in Item 17 “Financial Statements”.
     C. Research and development, patents and licenses, etc.
          R&D expenditures amounted to ¥45.5 billion ($389 million), 5.7 percent of net sales in fiscal 2006; ¥36.3 billion, 5.5 percent of net sales in fiscal 2005; and ¥32.9 billion, 5.0 percent of net sales in fiscal 2004.
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
          In the electronic materials and components field, development themes include commercialization of Polymer PTC thermistor with TDK’s materials technologies, commercialization of 130Gbpsi PMR heads for HDDs and 100Gbpsi TMR heads for mobile communications applications. In the recording media field, TDK has made progress with research on post DVD generation products, including commercialization of Blu-ray discs. Furthermore, TDK commercialized thin-film Common-mode Filter with TDK’s thin-film technologies.
          R&D at TDK is conducted by the Materials R&D Center, Advanced Process Technology Center, Devices Development Center, Production Engineering Development Center, Materials Analysis Center, Application Center, SQ Research Center and the R&D functions of each operating group. Each facility is developing new products and technologies in its respective area of responsibility. The Application Center devises the necessary application technologies with the aim of keeping TDK in step with market trends and customer needs. The Materials R&D Center is responsible for research in magnetic and dielectric materials that use powder metallurgy. The Advanced Process Technology Center facilitates the use of cutting-edge process technologies. The Devices Development Center conducts research in next-generation recording and communications technologies as well as new devices.
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
          Although TDK has a variety of patents in Japan and other countries, and licenses from other companies, it believes that expiration of any one of its patents or licenses or related group of patents or licenses would not materially adversely affect its business activities. Total income from patents and licenses was ¥0.1 billion ($1 million) in fiscal 2006, ¥0.5 billion in fiscal 2005 and ¥0.1 billion in fiscal 2004. TDK paid ¥7.1 billion ($60 million) in fiscal 2006, ¥9.3 billion in fiscal 2005 and ¥8.1 billion in fiscal 2004 for patents and licenses, mainly royalties for licenses related to the recording devices business. TDK does not believe that acquisition of new proprietary patents or other companies’ patents would have a material effect on operating results in the future.

     D. Trend information
     Economic environment
          While the world economy is expected to continue growing for the medium-term, it is relatively unstable for the short-term, largely influenced by the U.S., where the economy continues to grow despite the backdrop of a burdensome current account deficit, and China, which continues to implement a high-growth policy. Among these risk factors are the specter of inflation caused by persistently high crude oil prices and raw materials costs, trade imbalances among major countries and volatile foreign exchange rates.
          Under these economic circumstances, from a medium-term perspective, the electronics industry is expected to see the growth of digital home appliances; the convergence of information and communications, as typified by the increasingly diverse functions offered by mobile phones and advances in portable devices; and the greater use of electronics in motor vehicles. These trends are expected to result in a continued increase in demand for electronics components. TDK believes that this increase will create a large number of opportunities for its electronic components business and potential for growth.
          The electronic components business is constantly subject to two sources of downward pressure on prices. One is price discounting pressure from finished products manufacturers, the customers of electronic component manufacturers. The other is competition among manufacturers of electronic components.
          Demands for price discounts are the result of competition among finished product manufacturers being passed on to component manufacturers. As they compete with each other, consumer electronics manufacturers, customers of TDK, are constantly seeking ways to establish a competitive advantage. For example, these companies pursue strategies such as differentiating products by adding new functions to existing products, as well as securing a competitive edge through pricing. This sort of competition involving finished products tends to force companies to compete by launching new products, resulting in shorter product lifecycles and a greater risk of price declines.
          TDK’s electronic materials and components segment supplies products that are used mainly in digital home appliances, mobile phones and other consumer electronics as well as in automotive electronics. As such, this business is directly exposed to the effects of the competition outlined above. No change is foreseen in discounting pressure from customers in the coming years.
          Electronic component manufacturers, as with other industries, compete with peer companies. Consumer electronics manufacturers commonly certify several suppliers so that companies need to compete for orders. A company’s pricing strategy is a key element in determining the share of electronic components it supplies to finished product manufacturers. As a consequence, there is constantly downward pressure on prices.
          The electronic components business thus requires the constant execution of initiatives to mitigate the effect of these pricing pressures. Actions to reduce costs are an obvious response. But it is also necessary to establish a position as a components manufacturer that can supply key components when customers launch new products. There is no substitute for product development activities aimed at supplying these key components.
          Price declines are thus inevitable in the electronic components business, but it is possible to reduce or absorb the effects of lower prices by implementing the above measures appropriately, when required. We believe that these actions are an inherently vital element that will ultimately determine the competitiveness of an electronic components business.

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
     Impairment of long-lived assets
          As of March 31, 2006 and 2005, the aggregate of TDK’s property, plant and equipment and amortized intangible assets was ¥270.3 billion ($2,310 million) and ¥229.6 billion, which accounted for 29.3 percent and 28.4 percent of the total assets, respectively. TDK believes that impairment of long-lived assets are critical to TDK’s financial statements because the recoverability of the amounts or lack thereof, could significantly affect its results of operations.
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
          Regarding the appropriateness of estimates in the past, TDK does not use a method based on various scenarios, but a method to reconsider every quarter by comparing estimate and actual results. For example, in the operation management of product sector with rapid development in technological innovation such as the recording devices sector, TDK revises the estimates of valuation of obsolete inventories arising from the timely response to customers’ demands for high-efficiency products on a quarterly basis.

     Purchase Accounting
          We account for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. The judgments made in determining the estimated fair value assigned to each class of assets acquired, as well as asset lives, can materially impact net income of the periods subsequent to the acquisition through depreciation and amortization, and in certain instances by impairment charges, if the asset becomes impaired in the future.
          In determining the estimated fair value for intangible assets, we typically utilize the income approach, which employs discounting of the projected future net cash flow using an appropriate discount rate that reflects the risk factors associated with the cash flow streams.
          Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives. Intangible assets determined to have an indefinite useful life have been reassessed periodically based on the factors prescribed in SFAS No. 142 including, but not limited to, the expected use of the asset by us, legal or contractual provisions that may affect the useful life or renewal or extension of the asset’s contractual life without substantial cost, and the effects of demand, competition and other economic factors.
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
          In preparing its financial statements for fiscal 2006, TDK established a discount rate of 2.2 percent and an expected long-term rate of return of 2.7 percent on plan assets. In estimating the discount rate, TDK uses available information about rates of return on long-term corporate bonds currently available and expected to be available during the period to the maturity of the pension benefits. TDK established the expected long-term rate of return on plan assets based on management’s expectations in respect of the long-term returns of the various plan asset categories in which it invests. Management developed expectations with respect to each plan asset category based on actual historical returns and its current expectations for future returns.
          A decrease in the discount rate leads to an increase in actuarial pension benefit obligations that could lead to an increase in net periodic pension cost through amortization of unrecognized actuarial gain or losses. A 50 basis point decrease in the discount rate would increase the projected benefit obligation by approximately 10 percent.
          An increase in the expected return on plan assets may decrease net periodic pension cost in the current year. For fiscal 2006, a 50 basis point decrease in the long-term rate of return would increase net benefit cost by approximately ¥0.9 billion. However, the difference between the expected return and the actual return on those assets could negatively affect net income in future years.

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
          In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share Based Payment” (“SFAS 123R”). SFAS 123R is a revision of SFAS 123, “Accounting for Stock Based Compensation”, and supersedes APB 25. SFAS 123R requires TDK to measure the cost of employee services received in exchange for equity awards based on the grant date fair value of the awards. The cost will be recognized as compensation expense over the vesting period of the awards. In April 2005, the Securities and Exchange Commission deferred the effective date of SFAS 123R to the beginning of the first annual period after June 15, 2005. TDK adopted SFAS 123R in the first quarter of fiscal 2007 and will continue to evaluate the impact of SFAS 123R on TDK’s consolidated financial position and results of operations. The pro forma information presented in Note 1(j) and Note 10 presents the estimated compensation charges under SFAS 123. TDK’s assessment of the estimated compensation charges is affected by TDK’s stock price as well as assumptions regarding a number of complex and subjective variables and the related tax impact. These variables include, but are not limited to, TDK’s stock price volatility and employee stock option exercise behaviors. TDK will recognize the compensation cost for stock-based awards issued after April 1, 2006 on a straight-line basis over the requisite service period for the entire award. In addition, TDK will recognize the unvested portion of the grant date fair value of awards issued prior to adoption based on the fair values previously calculated for disclosure purposes. At March 31, 2006, the aggregate value of unvested options, as determined using a Black-Scholes option pricing model, was ¥227 million. Upon adoption of SFAS 123R, this amount will be recognized over the remaining vesting period of these options.
          In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections – a replacement of Opinion of the Accounting Principle Board No. 20 (“APB 20”) and Statement of Financial Accounting Standards No. 3 (“SFAS 3”)”. SFAS 154 replaces APB 20, “Accounting Changes” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements”, and provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS 154 establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.
          In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. FIN 48 establishes the threshold for recognizing the benefits of tax-return positions in the consolidated financial statements as “more-likely-than-not” to be sustained by the taxing authority, and prescribes a measurement methodology for those positions meeting the recognition threshold. FIN 48 is effective the fiscal year beginning after December 15, 2006. TDK is currently evaluating the effect that the adoption of FIN 48 will have on TDK’s consolidated financial position and results of operations.

     E. Off-Balance Sheet Arrangements
          As part of its ongoing business, TDK does not conduct transactions with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other limited purposes.
     F. Tabular Disclosure of Contractual Obligations
          On March 31, 2006, commitments outstanding for the purchase of property, plant and equipment approximated ¥13.1 billion ($112 million). TDK has entered into several purchase agreements with certain suppliers whereby TDK is committed to purchase a minimum amount of raw materials to be used in the manufacture of its products. Future minimum purchases remaining under the agreements approximated ¥4.5 billion ($39 million) at March 31, 2006. Contingent liabilities for guarantees of loans of TDK’s employees and affiliates amounted to approximately ¥5.7 billion ($49 million).
Contractual obligations on March 31, 2006 are summarized as follows:

	Payments Due by Period (Yen in millions)
		Less than	1 to 3	3 to 5	After 5
	Total	1 year	years	years	years

Contractual obligations:

Long-term debt	¥2,363	1,958	323	67	15

Operating leases	11,584	2,499	3,331	1,881	3,873

Contributions to defined benefit plans	6,315	6,315	—	—	—
Purchase commitment of raw materials	4,539	4,061	231	204	43
Purchase commitment of property, plant and equipment	13,088	13,088	—	—	—

Total	37,889	27,921	3,885	2,152	3,931

     G. Safe Harbor
          This material contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK Corporation (“TDK”) and its group companies (TDK and its group companies are referred to also as “TDK” where the context so requires). These forward-looking statements are based on the current forecasts, estimates, assumptions, plans, beliefs and evaluations of TDK in light of information currently available to it, and contain known and unknown risks, uncertainties and other factors. TDK therefore wishes to caution readers that, being subject to risks, uncertainties and other factors, TDK’s actual results, performance, achievements or financial position could be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements, and TDK undertakes no obligations to publicly update or revise any forward-looking statements after the issue of this material.
          The electronics markets in which TDK operates are highly susceptible to rapid changes. Risks, uncertainties and other factors that can have significant effects on TDK include, but are not limited to, shifts in technology, fluctuations in demand, prices, interest and foreign exchange rates, and change in economic environments, conditions of competition, laws and regulations.

Item 6. Directors, Senior Management and Employees
     A. Directors and senior management
          Directors, corporate officers and corporate auditors of TDK as of June 29, 2006 and their respective business experience are listed below.
     Directors

Name (Date of birth)	Position, responsibility and brief personal record
Hajime Sawabe	Representative Director, Chairman and CEO – since June 2006
(Jan. 9, 1942)	- Director of TDK since June 1996
- Appointed Representative Director, President and CEO in June 1998

Takehiro Kamigama	Representative Director, President and COO – since June 2006
(Jan. 12, 1958)	- Appointed General Manager of Data Storage Components Business Group in October 2001
- Corporate Officer of TDK since June 2002
- Appointed Senior Vice President of TDK in June 2003
- Appointed General Manager of Data Storage and Thin Film Technology Components Business Group in June 2003
- Appointed Director, Executive Vice President in June 2004

Jiro Iwasaki	Director, Executive Vice President – since June 2006
(Dec. 6, 1945)	In charge of General Manager of Administration Group and Environment
- Director of TDK since June 1996
- General Manager of Administration Group and Environment since June 2002
- Appointed Senior Vice President in June 2002

Shinji Yoko	Director, Senior Vice President – since June 2002
(Jan. 2, 1948)	In charge of General Manager of Electronic Components Sales and Marketing Group
- Director of TDK since June 1998
- Appointed Deputy General Manager of Electronic Components Business Group, General Manager of High Frequency Devices Division in April 2000
- General Manager of Electronic Components Sales and Marketing Group since June 2002

Name (Date of birth)	Position, responsibility and brief personal record
Takeshi Nomura	Director, Senior Vice President – since June 2002
(Mar. 8, 1952)	In charge of General Manager of Ferrite and Magnet Products Business Group
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
- Partner of Squire Sanders Gaikokuho Kyodo Jigyo Horitsu Jimusho since April 2005

Seiji Enami	Director and CFO– since June 2005
(Sep. 14, 1947)	In charge of General Manager of Finance and Accounting Department
- Appointed General Manager of Recording Media and Systems Business Group Industrial Sales Department in April 2000
- General Manager of Finance and Accounting Department since April 2001
- CFO of TDK since June 2004

     Corporate Officers

Name (Date of birth)	Position, responsibility and brief personal record
Kiyoshi Ito	Corporate Officer, Senior Executive Vice President – since June 2006
(May 28, 1944)	In charge of General Manager of SCM Group and Production
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
- Appointed Executive Vice President in June 2004
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
- Appointed General Manager of Sensors and Actuators Business Division, General Manager of Business Promotions Department in April 2002
- Appointed Corporate Officer of TDK in June 2003
- Appointed General Manager of Sensors and Actuators Business Group in November 2004
- General Manager of Technology Group, General Manager of Devices Development Center and Technology, Intellectual Properties since April 2005

Michinori Katayama	Corporate Officer, Senior Vice President – since June 2006
(Dec. 9, 1946)	In charge of General Manager of Corporate Communications Department
- General Manager of Corporate Communications Department since January 1999
- Appointed Corporate Officer in June 2002

Name (Date of birth)	Position, responsibility and brief personal record
Yukio Hirokawa	Corporate Officer – since June 2002
(Feb. 19, 1947)	In charge of General Manager of Network Devices Business Group
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
- Deputy General Manager of Technology Group, General Manager of Material Analysis Center and Organic Materials since July 2004

Raymond Leung	Corporate Officer – since June 2004
(Apr. 18, 1956)	In charge of General Manager of China Operation Group, Vice Chairman of SAE Magnetics (H.K.) Ltd.
- Appointed President of SAE Magnetics (H.K.) Ltd. in October 2000
- Appointed Deputy General Manager of Data Storage and Thin Film Technology Components Business Group in June 2004
- General Manager of China Operation Group, Vice Chairman of SAE Magnetics (H.K.) Ltd. since April 2005

Shunji Itakura	Corporate Officer – since June 2005
(Nov. 15, 1947)	In charge of General Manager of Display Business Department
- Appointed President of TDK (Malaysia) Sdn. Bhd. in January 1999
- General Manager of Display Business Department since April 2001

Name (Date of birth)	Position, responsibility and brief personal record
Shiro Nomi	Corporate Officer – since June 2005
(May 8, 1949)	In charge of General Manager of Corporate Strategy Corporate Planning Department
- Appointed General Manager of Corporate Planning Department in October 2000
- General Manager of Corporate Strategy Corporate Planning Department since October 2001
- General Manager of Corporate Strategy Management Review & Support Department since April 2006

Shinichi Araya	Corporate Officer – since June 2005
(Mar. 7, 1952)	In charge of Deputy General Manager of Circuit Devices Business Group, Inductor Group Senior Manager
- Appointed General Manager of Mechatronics Division in January 1999
- Appointed General Manager of Mechatronics Division, General Manager of Production Engineering Development Department in April 2000
- Appointed Deputy General Manager of Production Engineering Development Center in April 2001
- Appointed General Manager of Production Engineering Development Department in October 2001
- Deputy General Manager of Circuit Devices Business Group, Inductor Group Senior Manager since April 2002

     Corporate Auditors

Name (Date of birth)	Position, responsibility and brief personal record
Masaaki Miyoshi	Corporate Auditor – since June 2003
(Sep. 3, 1947)	- Appointed President of Korea TDK Co., Ltd. in July 2000

Takuma Otsuka	Corporate Auditor – since June 2000
(Feb. 23, 1944)	- Appointed Director of TDK in June 1998

Kazutaka Kubota	Corporate Auditor* – since June 2003
(Oct. 11, 1942)	- Appointed Vice President of Asahi Bank, Ltd. in June 2000
- Appointed President of Asahigin Research Institute, Ltd. and Corporate Auditor of Saitama Railway Corporation in June 2002

Kaoru Matsumoto	Corporate Auditor* – since June 2003
(Dec. 8, 1947)	- Registration as a Certified Public Accountant in March 1976
- Establishment of Kaoru Matsumoto & Co. since November 1977

Ryoichi Ohno	Corporate Auditor* – since June 2004
(Nov. 3, 1958)	- Registration as a U.S. Certified Public Accountant in November 1988
- Appointed Senior Vice President and Chief Financial Officer of The Gibraltar Life Insurance Co., Ltd. in September 2001
- Finance Vice President of Prudential Financial Inc. since September 2001
- Executive Vice President and Chief Financial Officer of The Gibraltar Life Insurance Co., Ltd. since July 2005
Notes(*)
     All of TDK’s Directors (except Yasuhiro Hagihara), Corporate Officers and Corporate Auditors (except Kazutaka Kubota, Kaoru Matsumoto and Ryoichi Ohno) have been engaged on a full-time basis.
          All Directors and Corporate Auditors are elected by the general meeting of shareholders. The term of office of Directors is one year. The current term of all Directors expires in June 2007. The term of office of Corporate Auditors is four years. The current terms for Mr. Miyoshi, Mr. Otsuka, Mr. Kubota, Mr. Matsumoto and Mr. Ohno expire in June 2007.
          There are no family relationships between any Director or Corporate Officer or Corporate Auditor and any other Director or Corporate Officer or Corporate Auditor of TDK.

    B. Compensation
(1)	The aggregate direct remuneration, including bonuses but excluding retirement allowances, paid by TDK during the years ended March 31, 2006 and 2005 to all Directors and Corporate Auditors of TDK who served during each of those years was approximately 250 million ($2,137 thousand) and 254 million, respectively. During fiscal 2006, TDK’s Directors and Corporate Officers as of June 29, 2006 received 126 and 130 stock acquisition rights as stock options, respectively. Each right represents an option to purchase 100 shares of common stock of TDK. Further details regarding the grants are listed below. For a discussion of other material terms of the issuance of these stock acquisitions rights, please see Item 6.E. “Share ownership”. TDK does not disclose individual remuneration for each Director and Corporate Auditor and aggregate direct remuneration for Corporate Officers except for compensation in the form of stock acquisition rights, because such disclosure is not required under Japanese regulations. Corporate Auditors do not receive stock acquisition rights.

		Number of stock
		acquisition rights
		granted individually
Name	Position	during fiscal 2006
Directors
Hajime Sawabe	Representative Director, Chairman and CEO	35
Takehiro Kamigama	Representative Director, President and COO	26
Jiro Iwasaki	Director, Executive Vice President	19
Shinji Yoko	Director, Senior Vice President	17
Takeshi Nomura	Director, Senior Vice President	17
Yasuhiro Hagihara	Director (outside)	2
Seiji Enami	Director and CFO	10

		126
Corporate Officers
Kiyoshi Ito	Corporate Officer, Senior Executive Vice President	24
Takaya Ishigaki	Corporate Officer, Senior Vice President	16
Minoru Takahashi	Corporate Officer, Senior Vice President	16
Michinori Katayama	Corporate Officer, Senior Vice President	10
Yukio Hirokawa	Corporate Officer	9
Masatoshi Shikanai	Corporate Officer	9
Kenryo Namba	Corporate Officer	9
Raymond Leung	Corporate Officer	10
Shunji Itakura	Corporate Officer	9
Shiro Nomi	Corporate Officer	9
Shinichi Araya	Corporate Officer	9

		130

(2)	When a Director or Corporate Auditor retires, a proposal to pay a lump sum retirement allowance is submitted to the general meeting of shareholders for approval. If shareholder approval is obtained, the amount of the retirement allowance for a Director or Corporate Auditor is determined in the case of the Director by the Board of Directors, and in the case of the Corporate Auditor by the Corporate Auditors, and generally reflects his/her prior positions, the length of his/her service as a Director or Corporate Auditor and his/her contribution to TDK’s performance. The aggregate amount set aside as lump sum retirement allowance by TDK during fiscal 2006 and fiscal 2005 for Directors and Corporate Auditors of TDK totaled approximately 14 million ($120 thousand) and 14 million, respectively. In June 2002, TDK introduced a Corporate Officer system to improve management efficiency and expedite decision-making. With the introduction of a Corporate Officer system (See Item 6.C. “Board practices”), the remuneration system at large was reviewed and a lump sum retirement allowance for Directors was abolished.

On June 27, 2002 the Board of Directors resolved that the retirement bonus remuneration system for Directors should be abolished from the date of the resolution and that the retirement bonus reserves which had been made for, and had not been paid to, the Directors who are reappointed at the general meeting of shareholders held on June 27, 2002, should be frozen until their respective retirements. The payment of any frozen retirement bonuses upon the retirement of a director shall be subject to the consent of a general meeting of shareholders.
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
     TDK introduced a Corporate Officer system in June 2002 to improve management efficiency and expedite decision making. Corporate Officers are elected at the meeting of the Board of Directors held immediately after the ordinary general meeting of shareholders, for a term of one year, but may serve any number of terms upon appointment of the Board of Directors each time following the expiration of the term. The Board of Directors may elect from among Corporate Officers one or more Executive Vice Presidents, Senior Vice Presidents and Corporate Senior Officers. Each of the Corporate Officers has the authority individually to operate businesses of which he/she is in charge, under the control of the Board of Directors.
     The Corporate Auditors of TDK, who are elected at the general meeting of shareholders and whose number must not exceed five, are not required to be certified public accountants. One or more Standing Corporate Auditors is required to be elected from among the Corporate Auditors. Each Corporate Auditor has the statutory duty to audit the financial statements and business reports to be submitted by the Representative Director to the ordinary general meeting of shareholders and also to audit the administration by the Directors. Each of the Corporate Auditors is required to attend and, if necessary, express his or her opinion at meetings of the Board of Directors, but is not entitled to vote. TDK established a Board of Corporate Auditors (at least half of which must be from outside TDK) and the term of each Corporate Auditor is four years.

     In addition to the Corporate Auditors, TDK is required to appoint an accounting auditor which is required to be a certified public accountant or an auditing firm. The primary duty of an accounting auditor is to audit the financial statements proposed to be submitted by the Representative Director to the ordinary general meetings of shareholders for approval thereof, and to report their opinion to the Board of Corporate Auditors if they have found any wrongdoings or material facts which are in violation of laws and regulations or the Articles of Incorporation with respect to director’s performance of its duties.
     There are no family relationships between any Director or Corporate Officer or Corporate Auditor and any other Director or Corporate Officer or Corporate Auditor of TDK.

Significant differences in corporate governance practices between TDK and U.S. listed companies on the New York Stock Exchange
1. Directors’ Independence
     Under the Company Law of Japan (the “Company Law”), which became effective on May 1, 2006, TDK is a “Company with Board of Corporate Auditors,” meaning a company which has the board of corporate auditors (kansayaku-kai). The Company Law allows a company to choose to be a “Company with Committees,” meaning a company that has a nominating committee, audit committee, compensation committee and one or more executive officers, without having corporate auditors. However, TDK has not chosen to be a Company with Committees.
     Under the New York Stock Exchange Corporate Governance Rules (the “Rules”), listed companies must have a majority of independent directors. By contrast, while the Company Law requires “Companies with a Board of Directors,” meaning a company which has established or is required to establish a board of the directors, to have a minimum of three directors, it does not require that a Company with a Board of Corporate Auditors have outside directors. An “outside director” is defined as “a director who was not a managing director, executive officer, manager or employee of the company or any of its subsidiaries at any time in the past, and who is not currently a managing director, executive officer, manager or employee of the company or any of its subsidiary.”
     TDK is in compliance with the Company Law and has seven directors. In addition, although TDK is not required to have outside directors by law, it has voluntarily elected one outside director (Yasuhiro Hagihara).
2. Definition of “Independent Director”
     The meaning of “outside director” under the Company Law is not exactly the same as the meaning of “independent director” provided under the Rules.
     Under the Rules, no director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the company. Companies must identify which directors are independent and disclose the basis for that determination. In addition, a director is not independent if:
•	The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company.

•	The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

•	The director or an immediate family member is a current partner of a firm that is the company’s internal or external auditor; the director is a current employee of such a firm; the director has an immediate family member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the listed company’s audit within that time.

•	The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee.

•	The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2 percent of such other company’s consolidated gross revenues.
     By contrast, the Company Law provides that an “outside director” is “a director who was not a managing director, executive officer, manager or employee of the company or any of its subsidiaries at any time in the past, and who is not currently a managing director or executive officer, manager or employee of the company or any of its subsidiary.”
     Mr. Yasuhiro Hagihara is an outside director within the meaning of the Company Law.
3. Corporate Auditors
     TDK, a Company with Board of Corporate Auditors within the meaning of the Company Law, is required to have at least three corporate auditors. At least half of such corporate auditors must be outside auditors.
     The Company Law provides that an “outside corporate auditor” is “a corporate auditor of the company who has not been a director, accounting officer (kaikei sanyo), executive officer, manager or other employee of such company or any of its subsidiaries at any time before their assumption of office as corporate auditor”. On the other hand, the Rules provide that all audit committee members satisfy the requirements for director independence.
     Of the five TDK corporate auditors, three — Mr. Kazutaka Kubota, Mr. Kaoru Matsumoto and Mr. Ryoichi Ohno — are outside corporate auditors within the meaning of the Company Law.
4. Regularly Scheduled Sessions without Management
     Japanese law does not require that TDK hold regular meetings without management as mentioned in the Rules. Since TDK is a Company with Board of Corporate Auditors, each of its corporate auditors and the board of directors audit/monitor the management, and such auditing/monitoring by the corporate auditors and the board of directors functions as TDK’s management-check system.

5. Nominating / Corporate Governance Committee
     Whereas under the Rules, listed companies must have a nominating / corporate governance committee composed entirely of independent directors, under Japanese law, TDK, as a Company with Board of Corporate Auditors, is not required to establish a nominating committee. Thus, TDK currently does not have a nominating committee.
     The Directors and Corporate Auditors of TDK must be appointed at a shareholders’ meeting in accordance with the Company Law. The Company Law requires directors of a Company with Board of Corporate Auditors to obtain the consent of the board of corporate auditors if the directors desire to submit to a shareholders’ meeting a proposal concerning the appointment of a corporate auditor. Also, the board of corporate auditors may demand that the directors include the appointment of a corporate auditor in the agenda of a shareholders’ meeting or that the directors submit a proposal concerning the appointment of a corporate auditor who is recommended by the board of corporate auditors. In order to dismiss a corporate auditor, any such dismissal must be by special resolution of a general shareholders meeting.
6. Compensation Committee
     Under the Rules, listed companies must have a compensation committee composed entirely of independent directors. On the other hand, Japanese law does not require TDK, a Company with Board of Corporate Auditors, to set up a compensation committee. TDK has, however, voluntarily established a compensation advisory committee (the “CAC”). The CAC is responsible for (i) investigating compensation levels for directors and executive officers, (ii) reviewing compensation systems, performance evaluation standards and the method of calculating compensation, and (iii) making proposals for compensation level for certain individuals. The CAC is authorized to make and submit proposals to the Board of Directors.
     The CAC has three members: one outside director (Yasuhiro Hagihara), one non-outside director (Jiro Iwasaki) and an outside expert on compensation.
     In the case of TDK, a Company with Board of Corporate Auditors, the Company Law and the Articles of Incorporation requires the following matters with respect to the amount of compensation for the Directors to be determined by the resolution of a shareholders’ meeting:
(1)	With respect to any item of compensation in a definitive amount, such amount;

(2)	With respect to any item of compensation not in a definitive amount, a concrete method for the calculation thereof; and

(3)	With respect to non-monetary items as compensation, the specific contents thereof.
7. Audit Committee
     Japanese law does not require TDK, a Company with Board of Corporate Auditors, to set up an audit committee, and TDK therefore has not established an audit committee. TDK, however, has established the board of corporate auditors pursuant to the Company Law (consisting of five corporate auditors including three outside corporate auditors) and this exempts TDK from Rule 10A-3 of the Securities Exchange Act of 1934, as amended, requiring companies to have an audit committee. This exemption is specifically provided by Rule 10A-3(c)(3) of the Securities Exchange Act of 1934, as amended, and applies to TDK because TDK meets all of the following elements that are enumerated:
(i)	TDK has a Board of Corporate Auditors (kansayaku-kai) established and selected pursuant to the Company Law;

(ii)	The Company Law requires the board of corporate auditors to be separate from the board of directors;

(iii)	Under the Company Law, the corporate auditors are not elected by management, but by the shareholders at a shareholders’ meeting. In addition, no executive officer of TDK is a member of the board of corporate auditors;

(iv)	The Company Law prohibits a corporate auditor from serving as a director, manager or other employee of the company or any of its subsidiaries, or as an accounting officer (kaikei sanyo) or executive officer of any subsidiary of the company. The Company Law requires a Company with Board of Corporate Directors to have at least half of the auditors thereof must be an outside auditor as such term is defined in the Company Law. As such, the Company Law provide for the standards for independence of the board of corporate auditors from the management of TDK;

(v)	The Company Law provides that an accounting auditor (kaikei kansanin) must be appointed at a shareholders’ meeting. However, it also provides that in order to submit a proposal concerning an appointment of an accounting auditor to a shareholders’ meeting, the directors must obtain the consent of the Board of Corporate Auditors and that the Board of Corporate Auditors may demand that the directors include the appointment of an accounting auditor in the agenda of a shareholders’ meeting or demand that the directors submit a proposal concerning the appointment of a certain accounting auditor who is recommended by the Board of Corporate Auditors. In addition, the Company Law provides that the Board of Corporate Auditors may dismiss an accounting auditor for causes such as breach of his or her duties that are enumerated in the Company Law. Further, pursuant to the Company Law and Company Accounting Regulations thereunder, the board of corporate auditors audit the financial statements separately from an audit by the accounting auditor, and if the board believes that the manner or result of an audit by the accounting auditors is not reasonable, it must indicate its objections and the reasons therefor in the audit report. To this end, a corporate auditor may, if necessary for the performance of his/her duties, request the accounting auditor to provide a report thereon. As such, in accordance with the Company Law, the Board of Corporate Auditors of TDK is responsible, to the extent permitted by law, for the appointment, retention and supervision of the work of a registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for TDK; and

(vi)	Under Japanese law, the establishment of the procedures for the receipt, retention, and treatment of complaints and the confidential, anonymous submission by employees is a responsibility of the board of directors, not the corporate auditors or the board of corporate auditors, and thus, the Board of Directors of TDK has established such procedures. Each Corporate Auditor of TDK may, however, investigate the status of such procedures at any time and state his/her opinion at a meeting of the Board of Directors if he/she considers it necessary. In addition, each Corporate Auditor of TDK has the authority to engage independent counsel and other advisers if such engagement is necessary to carry out his/her duties. Furthermore, each Corporate Auditor may require TDK to pay any and all expenses necessary for carrying out his/her duties, including compensation of any advisers employed by him/her and ordinary administrative expenses.
     As discussed above, TDK has established a Board of Corporate Auditors pursuant to the Company Law (consisting of five corporate auditors including three outside corporate auditors), and therefore does not have an audit committee.

8. Corporate Governance Guidelines
     Under the Rules, listed companies must adopt and disclose corporate governance guidelines. On the other hand, Japanese law does not require TDK to either adopt or disclose corporate governance guidelines, and thus TDK has not established such guidelines. However, TDK has disclosed “The Status Concerning Corporate Governance” in its Japanese Annual Securities Report in accordance with the Securities Exchange Law of Japan and regulations thereunder. Furthermore, in conjunction with the amendment (effective as of March 1, 2006) of the Regulations Concerning Listing of Securities issued by the Tokyo Stock Exchange, TDK has delivered to the Tokyo Stock Exchange a report titled “Report Concerning Corporate Governance”. Additionally, because the Company Law requires that Large Companies (a company with paid in capital of Five Hundred Million Japanese Yen (JPY 500,000,000) or more or debt of Twenty Billion Japanese Yen (JPY 20,000,000,000) or more) determine whether or not to establish internal control systems to ensure that the performance by directors of their duties comply with applicable laws and regulations and the articles of incorporation of such Large Company, and the internal control systems provided under the Regulations Concerning Enforcement of the Company Law to ensure the integrity of the business activities of a company (collectively referred to as the “Internal Control System”), the Board of Directors of TDK has, through resolution, determined upon the detailed content of a corporate governance system.
9. Code of Business Conduct and Ethics
     Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers under the Rules. By contrast, although Japanese law does not require TDK to adopt or disclose a code of business conduct and ethics, TDK has voluntarily adopted and disclosed one. See Item 16B. “Code of Ethics”. Furthermore, TDK has incorporated such code of business conduct and ethics into the Internal Control System indicated in the preceding paragraph.

    D. Employees
     The following table lists the number of TDK full-time employees as of March 31, 2006, 2005 and 2004.

As of March 31, 2006	Japan	Overseas	Total
Electronic materials and components	7,697	42,419	50,116
Recording media	993	1,258	2,251
Corporate	1,516	40	1,556

Total	10,206	43,717	53,923

As of March 31, 2005	Japan	Overseas	Total
Electronic materials and components	6,938	26,112	33,050
Recording media	1,128	1,465	2,593
Corporate	1,436	36	1,472

Total	9,502	27,613	37,115

As of March 31, 2004	Japan	Overseas	Total
Electronic materials and components	7,147	25,204	32,351
Recording media	1,173	1,734	2,907
Corporate	1,524	22	1,546

Total	9,844	26,960	36,804
     The increase in the number of employees compared with the previous fiscal year is principally attributable to the net increase in the number of employees of the electronic materials and components segment, as Lambda Power Business became subsidiaries of TDK that are included in the scope of new consolidation, and TDK increased the number of employees in order to respond to the increased orders.
     TDK considers its employee relations to be excellent; there have been no significant strikes or labor disputes.
     All full-time employees in Japan, except management and certain other personnel, must become union members. Approximately 76 percent of full-time employees of TDK are members of the TDK Labor Union, which is affiliated with ZENKIN RENGO. About 45 percent of the full-time employees of TDK and its domestic subsidiaries are members of unions affiliated with ZENKIN RENGO.
     As is customary in Japan, TDK negotiates with the TDK Labor Union for annual wage increases, and twice a year for bonuses. TDK also renews the terms and conditions of labor contracts, other than those relating to wage and bonuses, every year.

    E. Share ownership
     The following table lists the number of shares (which exclude shares underlying stock acquisition rights) and shares underlying stock acquisition rights owned by the Directors, Corporate Officers and Corporate Auditors of TDK as of June 29, 2006. The total number of shares held is 27,500, and the total number of share underlying acquisition rights held is 282,100, as shown below, and these numbers constituted 0.2 percent of all outstanding shares as of such date.

			Number of
			shares
			underlying
		Number of	stock acquisi-
Name	Position	shares	tion rights
Hajime Sawabe	Representative Director, Chairman and CEO	9,000	51,300
Takehiro Kamigama	Representative Director, President and COO	3,300	27,000
Jiro Iwasaki	Director, Executive Vice President	2,000	17,000
Shinji Yoko	Director, Senior Vice President	1,000	30,800
Takeshi Nomura	Director, Senior Vice President	1,000	31,000
Yasuhiro Hagihara	Director (outside)	1,000	2,500
Seiji Enami	Director and CFO	1,100	5,500

Kiyoshi Ito	Corporate Officer, Senior Executive Vice President	1,000	29,600
Takaya Ishigaki	Corporate Officer, Senior Vice President	800	9,900
Minoru Takahashi	Corporate Officer, Senior Vice President	200	9,900
Michinori Katayama	Corporate Officer, Senior Vice President	500	12,500
Yukio Hirokawa	Corporate Officer	1,400	16,700
Masatoshi Shikanai	Corporate Officer	300	12,500
Kenryo Namba	Corporate Officer	2,000	16,500
Raymond Leung	Corporate Officer	0	2,000
Shunji Itakura	Corporate Officer	600	3,300
Shiro Nomi	Corporate Officer	300	2,400
Shinichi Araya	Corporate Officer	0	1,700

Masaaki Miyoshi	Full-time Corporate Auditor	1,000	—
Takuma Otsuka	Full-time Corporate Auditor	1,000	—
Kazutaka Kubota	Corporate Auditor (outside)	0	—
Kaoru Matsumoto	Corporate Auditor (outside)	0	—
Ryoichi Ohno	Corporate Auditor (outside)	0	—

Total		27,500	282,100

   Stock option plans
     TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 29, 2006 regarding the issuance of stock acquisition rights as stock options for a stock-linked compensation plan (the Stock Acquisition Rights) to Directors. Upon approval, the Board of Directors adopted resolutions to issue an aggregate of 176 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of TDK, to the 7 Directors. The Stock Acquisition Rights are exercisable during the period from August 6, 2006 to August 5, 2026. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥1 per share of common stock, which is subject to an adjustment in certain events, including but not limited to a stock split, stock dividend and issue of new shares at a price less than the current market price of the shares of TDK.
     TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 29, 2006 regarding the issuance of stock acquisition rights as stock options for a stock-linked compensation plan (the Stock Acquisition Rights) to Corporate Officers, pursuant to Articles 236, 238 and 239 of the Company Law (Kaisha-ho). Upon approval, the Board of Directors adopted resolutions to issue an aggregate of 153 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of TDK, to the 10 Corporate Officers. The Stock Acquisition Rights are exercisable during the period from August 6, 2006 to August 5, 2026. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥1 per share of common stock, which is subject to an adjustment in certain events, including but not limited to a stock split, stock dividend and issue of new shares at a price less than the current market price of the shares of TDK.
     TDK also obtained approval of the Ordinary General Meeting of Shareholders held on June 29, 2006 regarding the issuance of stock acquisition rights as stock options (the Stock Acquisition Rights) to select senior executives, pursuant to Articles 236, 238 and 239 of the Company Law. Upon approval, the Board of Directors adopted resolutions to issue an aggregate of 1,200 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of TDK, to select senior executives of TDK, and the Directors and select senior executives of subsidiaries. The Stock Acquisition Rights are exercisable during the period from August 1, 2008 to July 31, 2012.
     TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 29, 2005 regarding the issuance of stock acquisition rights as share-based compensation stock options (the Stock Acquisition Rights) to Board members and Corporate Officers, pursuant to Articles 280-20 and 280-21 of the Japanese Commercial Code. Upon approval, the Board of Directors adopted resolutions to issue an aggregate of 246 Stock Acquisition Rights, each representing an option to purchase 100 shares of common stock of TDK, to the then 17 Directors and Corporate Officers of TDK. The Stock Acquisition Rights issued on June 30, 2005 are fully vested on date of issuance and are exercisable during the period from July 1, 2005 to June 30, 2025. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥1 ($0.01) per share of common stock. Stock option related compensation cost of ¥186 million ($1,590 thousand) has been recognized in fiscal 2006, representing the amount attributed to service rendered during the current period of the amount by which the market price of the underlying common stock exceeded the exercise price of stock options approved for issuance at the Ordinary General Meeting of Shareholders held in June 2005.

     TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 29, 2005 regarding the issuance of stock acquisition rights as stock options to select senior executives, pursuant to Articles 280-20 and 280-21 of the Japanese Commercial Code. Upon approval, the Board of Directors adopted resolutions to issue an aggregate of 906 Stock Acquisition Rights, each representing an option to purchase 100 shares of common stock of TDK, to the then 172 select senior executives of TDK, and the Directors and select senior executives of subsidiaries. The Stock Acquisition Rights issued on August 11, 2005 are exercisable during the period from August 1, 2007 to July 31, 2011. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥8,134 ($69.52) per share of common stock, which was calculated by a formula approved by shareholders at the said annual shareholders meeting and is subject to an adjustment in certain events, including but not limited to a stock split, stock dividend and issue of new shares at a price less than the current market price of the shares of TDK. The exercise price of each Stock Acquisition Rights was equal to or greater than the fair market value of TDK’s common stock on the date of grant.
     To cover these options and share-based compensation stock options issued on June 30, 2005, TDK purchased on the Tokyo Stock Exchange (“TSE”) a total of 115,200 common shares with an aggregate purchase price of ¥930 million ($7,949 thousand) from August 17, 2005 through August 22, 2005.
     TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 29, 2004 regarding the issuance of stock acquisition rights as stock options, pursuant to Articles 280-20 and 280-21 of the Japanese Commercial Code. Upon approval, the Board of Directors adopted resolutions to issue an aggregate of 2,343 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of TDK, to the then 187 Directors, Corporate Officers and select senior executives of TDK, and the Directors and select senior executives of its subsidiaries. The Stock Acquisition Rights are exercisable during the period from August 1, 2006 to July 31, 2010. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights was set at ¥8,147 per share of common stock. The exercise price of each Stock Acquisition Rights was equal to or greater than the fair market value of TDK’s common stock on the date of grant. To cover these options TDK purchased on the TSE a total of 234,300 common shares with an aggregate purchase price of ¥1,656 million from August 9, 2004 through August 16, 2004.
     TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 27, 2003 regarding the issuance of stock acquisition rights as stock options, pursuant to Articles 280-20 and 280-21 of the Japanese Commercial Code. Upon approval, the Board of Directors adopted resolutions to issue an aggregate of 2,547 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of TDK, to the then 179 Directors, Corporate Officers and select senior executives of TDK, and the Directors and select senior executives of its subsidiaries. The Stock Acquisition Rights issued on August 7, 2003 are exercisable during the period from August 1, 2005 to July 31, 2009. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights was set at ¥6,954 per share of common stock. The exercise price of each Stock Acquisition Rights was equal to or greater than the fair market value of TDK’s common stock on the date of grant. To cover these options TDK purchased on the TSE a total of 260,000 common shares with an aggregate purchase price of ¥1,847 million from August 8, 2003 through August 18, 2003.

          TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 27, 2002 regarding the issuance of stock acquisition rights as stock options, pursuant to Articles 280-20 and 280-21 of the Japanese Commercial Code, as amended. Upon approval, the Board of Directors adopted resolutions to issue an aggregate of 2,236 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of TDK, to the then 197 Directors, Corporate Officers and select senior executives of TDK, and the Directors and select senior executives of its subsidiaries. The Stock Acquisition Rights issued on August 9, 2002 are exercisable during the period from August 1, 2004 to July 31, 2008. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights was set at ¥5,909 per share of common stock. The exercise price of each Stock Acquisition Rights was equal to or greater than the fair market value of TDK’s common stock on the date of grant. To cover these options TDK purchased on the TSE a total of 223,600 common shares with an aggregate purchase price of ¥1,209 million from August 12, 2002 through August 19, 2002.
          The Ordinary General Meeting of Shareholders held on June 28, 2001 approved the implementation of TDK’s stock option plan for Directors and certain employees of TDK, and the purchase of TDK’s own shares for transfer to them under the plan, pursuant to Article 210-2 of Japanese Commercial Code. Stock options were provided to the then 12 Directors on the Board and 184 associate directors and officials in amounts ranging from 500 to 10,000 common shares each, at an exercise price of ¥6,114 per share. The exercise price of each Stock Acquisition Right was equal to or greater than the fair market value of TDK’s common stock on the date of grant. To cover these options TDK purchased on the TSE a total of 158,000 common shares with an aggregate purchase price of ¥917 million from July 2, 2001 through July 23, 2001.
          The Ordinary General Meeting of Shareholders held on June 29, 2000 approved the implementation of TDK’s stock option plan for Directors and certain employees of TDK, and the purchase of TDK’s own shares for transfer to them under the plan, pursuant to Article 210-2 of the Japanese Commercial Code. Stock options were provided to the then 13 Directors on the Board and 191 associate directors and officials in amounts ranging from 500 to 10,000 common shares each, at an exercise price of ¥15,640 per share. The exercise price of each Stock Acquisition Right was equal to or greater than the fair market value of TDK’s common stock on the date of grant. To cover these options TDK purchased on the TSE a total of 170,400 common shares with an aggregate purchase price of ¥2,665 million from July 3, 2000 through August 2, 2000.
Employees (excluding Directors and Corporate Officers) Shareholding Association
          As of March 31, 2006, the number of members of the TDK Employees Shareholding Association totaled 1,570. The Employees Shareholding Association accepts new memberships in March and September of every year. Members are entitled to purchase shares of TDK, the maximum amount being ¥50,000 a month. In addition, members have received a monthly subsidy equivalent to 5 percent of the purchase price of shares. The subsidy amounted to ¥18 million ($156 thousand) for fiscal 2006. The total amount of TDK shares having voting rights owned by the TDK Employees Shareholding Association was as follows:

Title of class	Identity of person or group	Amount owned	Percent of class
Common stock	TDK Employees Shareholding Association	486,210 shares	0.37%

Item 7. Major Shareholders and Related Party Transaction
     A. Major shareholders
          The table below lists the number of TDK shares held by holders of 5 percent or more of TDK shares and their percentage ownership as of March 31, 2006:

	Shares owned
Name of major shareholder	(in thousands)	Percentage
The Master Trust Bank of Japan, Ltd. (Trust account)	14,660	11.00%
Japan Trustee Services Bank, Ltd. (Trust account)	11,176	8.39%
          Major shareholders do not have voting rights different from other shareholders, subject to the limitation on exercise as set forth in “Item 10. B. Memorandum and Articles of Association – Common Stock – Voting rights.”
          At March 31, 2006, there were 1,411,860 registered ADRs outstanding and 359 registered holders, of which 1,411,341 ADRs were held by 212 registered U.S. holders.
          The Depositary of ADRs of TDK is Citibank N.A. of New York.
          TDK is not, directly or indirectly, owned or controlled by another corporation or by any foreign government.
     B. Related party transaction
          Since the beginning of TDK’s last full fiscal year, TDK has not transacted with, nor does TDK currently plan to transact with, a related party, except for transactions among TDK and its affiliates.
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

			U.S. market
	Yen per share of		price per American
	Common stock (1)		Depositary Share (2)
	High	Low	High	Low
Annual highs and lows
Year ended March 31, 2002	8,670	4,800	69.00	40.00
Year ended March 31, 2003	7,380	4,060	57.00	32.95
Year ended March 31, 2004	8,350	3,810	77.86	32.40
Year ended March 31, 2005	8,630	6,790	80.10	61.40
Year ended March 31, 2006	10,230	7,250	85.40	62.50

Quarterly highs and lows
Year ended March 31, 2005
1st quarter	8,630	7,130	80.10	64.50
2nd quarter	8,390	6,790	77.05	61.40
3rd quarter	7,910	7,160	74.85	67.80
4th quarter	7,880	7,050	75.93	68.40
Year ended March 31, 2006
1st quarter	8,020	7,250	74.35	68.02
2nd quarter	8,740	7,480	79.25	67.05
3rd quarter	10,230	7,530	85.40	62.50
4th quarter	9,070	7,730	76.29	66.50
Year ending March 31, 2007
1st quarter	10,000	7,990	89.00	69.89

Monthly highs and lows
January 2006	8,760	7,730	73.79	68.00
February 2006	8,600	7,750	72.81	66.50
March 2006	9,070	8,030	76.29	69.43
April 2006	9,760	8,960	84.13	76.22
May 2006	10,000	9,010	89.00	81.10
June 2006	9,400	7,990	84.16	69.89
Notes:

(1)	As reported by the Tokyo Stock Exchange.

(2)	As reported by the New York Stock Exchange.

     B. Plan of distribution
          Not applicable.
     C. Markets
          See Item 9.A. “Offer and listing details”.
     D. Selling shareholders
          Not applicable.
     E. Dilution
          Not applicable.
     F. Expenses of the issue
          Not applicable.

Item 10. Additional Information
     A. Share capital
          Not applicable.
     B. Memorandum and articles of association
          The discussion below reflects the enactment of the Company Law, which became effective on May 1, 2006 and the latest amendments to TDK’s Articles of Incorporation, which reflects the enactment of the Company Law and was approved by the ordinary general shareholders meeting held on June 29, 2006. The Company Law integrated into a single code formerly effective legislation regarding companies, including Chapters 2, 3 and 4 of the Commercial Code, the Limited Liability Company (yugen kaisha) Law and the Law for Special Provisions for the Commercial Code concerning Audits, etc. of Joint Stock Corporations (kabushiki kaisha), all of which were now abolished. In addition, the Company Law significantly changed traditional concepts and systems under the formerly effective Commercial Code and other laws in many respects.
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
          With respect to directors, TDK’s Articles of Incorporation, bylaws and associated internal rules issued pursuant to the Articles provide in summary as follows:
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

(d)	there are no provisions requiring the mandatory retirement of directors at a specified age; and

(e)	share ownership is not required in order to be eligible to serve as a director.
     Common Stock
     General
          Set forth below is information relating to TDK’s Common Stock, including brief summaries of the relevant provisions of TDK’s Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Company Law and related legislation.
          In order to assert shareholders’ rights against TDK, a shareholder must have its name and address registered on TDK’s register of shareholders, in accordance with TDK’s Share Handling Regulations. The registered beneficial holder of deposited shares underlying the ADSs is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able directly to assert shareholders’ rights against TDK.
     Authorized capital
          Article 6 of the Articles of Incorporation of TDK provides that the total number of shares authorized to be issued by TDK is four hundred and eighty million (480,000,000) shares.
          As of March 31, 2006, 133,189,659 shares of Common Stock without having any par value were issued, including 922,831 shares of treasury stock.
          There is no concept of “par value” of shares of capital stock under the Company Law. Thus, all shares of capital stock of TDK have no par value.

     Dividends
          The Articles of Incorporation of TDK provides that the accounts shall be closed on March 31 of each year and that year-end dividends, if any, shall be paid to shareholders, beneficial shareholders and pledgees of record as of the end of such day. Under the Company Law and the Articles of Incorporation of TDK, TDK may fix a record date and, subject to certain limitation on the distributable surplus, pay dividends on retained earnings, if any, to shareholders, beneficial shareholders and pledgees of record as of that date from time to time by a resolution of a general meeting of shareholders. In addition, the Board of Directors may by its resolution declare an interim dividend pursuant to Article 454 paragraph 5 of the Company Law and the Articles of Incorporation of TDK to shareholders, beneficial shareholders and pledgees of record as of the end of each September 30, without shareholders’ approval, but subject to the limitations described below. Dividends may be distributed in cash or in kind subject to certain conditions being met.
          Under the Company Law, TDK is permitted to make a distribution of surplus to the extent that the aggregate book value of the assets to be distributed to shareholders does not exceed the distributable amount provided for by the Company Law and the ordinance of the Ministry of Justice as at the effective date of such distributable surplus.
          The amount of surplus at any given time shall be the amount of TDK’s assets and the book value of TDK’s treasury stock after subtracting and adding the amounts of the items provided for by the Company Law and the ordinance of the Ministry of Justice.
          In Japan, the ex-dividend date and record date for dividends precede the date of determination of the amount of the dividend. The price of shares generally goes ex-dividend on the third business day prior to the record date.
     Stock splits
          Under the Company Law, the Board of Directors of TDK may at any time make stock splits by its resolution. Generally, upon stock splits, shareholders will not be required to exchange share certificates held by them for new share certificates. In respect of shares deposited with the Japan Securities Depository Center, Inc. (“JASDEC”), new shares resulting from the stock split will automatically be deposited with JASDEC, and shareholders who directly possess share certificates will receive additional certificates representing the additional shares resulting from the stock split. Before a stock split, TDK must give public notice of the stock split, specifying the record date for the stock split, not less than two weeks prior to the record date.
          Under the Company Law, the Board of Directors of TDK may increase the authorized share capital up to the number reflecting the rate of stock splits and amend the Articles of Incorporation of TDK without the approval of a shareholders’ meeting.
     Consolidation of shares
          TDK may at any time consolidate shares issued into a smaller number of shares by a special resolution of a general meeting of shareholders. When a consolidation of shares is to be made, TDK must give public notice or notice to each shareholder that, within a period of not less than one month specified in the notice, share certificates must be submitted to TDK for exchange. The Director of TDK must disclose the reason for the consolidation of shares at the general meeting of shareholders.

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
          Notice of convocation of a shareholders’ meeting setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. Under the Company Law, such notice may be given to shareholders by electronic means, subject to the consent by the relevant shareholders. The record date for an ordinary general meeting of shareholders is March 31 of each year.
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
          Any shareholder or group of shareholders holding at least 300 voting rights or 1 percent of the total number of voting rights for a period of six months or more may propose a matter to be considered at a general meeting of shareholders by submitting a request to a Representative Director at least eight weeks prior to the date set for such meeting.
     Voting rights
          So long as TDK maintains the unit share system (see “Unit” share system, below) a holder of shares constituting one or more whole units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following paragraph. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights of all the shareholders represented at the meeting. The Company Law and TDK’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of voting rights of the shareholders who can exercise voting rights. TDK’s shareholders are not entitled to cumulative voting in the election of Directors and Corporate Auditors. A company, partnership or other similar business enterprise that holds shares of TDK stock may not exercise its voting rights with respect to such TDK shares if TDK and its subsidiaries, either alone or together, hold shares or membership interests representing more than 25 percent of the voting power of such shareholder or has any relationship with such shareholder provided in the ordinance of the Ministry of Justice under which TDK may substantially control the management of such shareholder. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. TDK’s shareholders also may cast their votes in writing. Shareholders may also exercise their voting rights by electronic means when TDK decides to permit such method of exercising voting rights.

          The Company Law provides that in order to amend the Articles of Incorporation and in certain other instances, including a reduction of stated capital, the removal of a Corporate Auditor, dissolution, merger or consolidation with a certain exception under which shareholders’ resolution is not required, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation with a certain exception under which shareholders resolution is not required, share exchange or share transfer for the purpose of establishing 100 percent parent-subsidiary relationships with a certain exception under which shareholders resolution is not required, splitting of the corporation into two or more corporations with a certain exception under which shareholders resolution is not required, or any offering of new shares at a “specially favorable” price (or any offering of stock acquisition rights to subscribe for or acquire shares of capital stock (“stock acquisition rights”) or bonds with stock acquisition rights at a “specially favorable” exercise conditions or price) to any persons other than shareholders, the quorum shall be one-third of the total voting rights of all the shareholders and the approval by at least two-thirds of the voting rights of all the shareholders represented at the meeting is required (the “special shareholders resolutions”).
     Issue of additional shares and pre-emptive rights
          Holders of TDK’s shares of Common Stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under “Voting rights” above. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue or transfer of shares, in which case such rights must be given on uniform terms to all shareholders as at a record date of which not less than two weeks’ prior public notice must be given. Such subscription rights are nontransferable. However, a shareholder may be allotted stock acquisition rights without consideration thereto, and transfer such rights.
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

     Acquisition of TDK’s own shares
          TDK may acquire its own shares (i) by way of purchase on any Japanese stock exchange on which its shares are listed or by way of tender offer (pursuant to a resolution of the Board of Directors in accordance with the Articles of Incorporation of TDK), (ii) from a specific shareholder other than its subsidiary (pursuant to a special resolution of a general meeting of shareholders), or (iii) from its subsidiary (pursuant to a resolution of a meeting of the Board of Directors). In the case of (ii) above, any other shareholder may make a request directly to a representative director, five days prior to the relevant shareholder’s meeting, to include such other shareholder as the seller of shares in the proposed purchase. However, the acquisition of its own shares at a price not exceeding the then market price provided under the ordinance of the Ministry of Justice will not trigger the right of any shareholder to include him/her as the seller of his shares in such proposed acquisition.
          Any such acquisition of TDK’s shares must satisfy certain requirements, including that the total amount of the purchase price may not exceed the amount of the distributable dividends. (See Dividends above)
          Shares acquired by TDK may be held by it for any period or may be cancelled by resolution of the Board of Directors. TDK may also transfer to any person the shares held by it, subject to a resolution of the Board of Directors, and subject also to other requirements those applicable to the issuance of new shares including the limitation as to the offering of new shares at a “specially favorable” price mentioned in “Voting Rights” above. TDK may also utilize its treasury shares for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by merger, share exchange or corporate split through exchange of treasury shares for shares or assets of the acquired company.
          The Company Law generally prohibits any subsidiary of TDK from acquiring shares of TDK.
     “Unit” share system
          Pursuant to the Articles of Incorporation of TDK, 100 shares of TDK constitute one unit. Although the number of shares constituting a new unit is included in the Articles of Incorporation, any amendment to the Articles of Incorporation reducing (but not increasing) the number of shares constituting a unit or eliminating the provisions for the unit of shares may be made by the resolution of the Board of Directors rather than by the special shareholders resolution, which is otherwise required for amending the Articles of Incorporation. The number of shares constituting one new unit, however, cannot exceed 1,000.
     —Voting rights under the unit share system
          Under the unit share system, shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.
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

     —Repurchase or sale by TDK of shares constituting less than a unit
          A holder of shares constituting less than one unit may require TDK to purchase such shares, or sell such number of shares which, if combined with the shares already held by such holder, would constitute one unit of shares, at their market value in accordance with the provisions of the Share Handling Regulations of TDK.
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
     Reporting of substantial shareholdings
          The Securities and Exchange Law of Japan and regulations thereunder require any person who has become, beneficially and solely or jointly, a holder of more than 5 percent of the total issued shares of capital stock of a company listed on any Japanese stock exchange to file with the Director-General of a competent Local Finance Bureau of the Ministry of Finance within five business days a report concerning such shareholdings.
          A similar report must also be filed in respect of any subsequent change of 1 percent or more in any such holding or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Copies of such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed.
          Except for the general limitation under Japanese anti-trust and anti-monopoly regulations against holding of shares of capital stock of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, and except for general limitations under the Company Law or TDK’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to TDK or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold the shares of Common Stock of TDK or exercise voting rights thereon.
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
          Foreign investors are:
•	individuals who do not reside in Japan;

•	corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan; and

•	corporations in which more than 50 percent of the shares are held by individuals who do not reside in Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan or a majority of the officers (or officers having the power of representation) are persons who do not reside in Japan.
Any individuals or corporations that do not correspond to any of the above may be regarded as a foreign investor when they acquire or hold shares on behalf of foreign investor.
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
Potential Consequences Resulting from an Acquisition of Listed Shares
          In the event that a foreign investor acquires shares of a Japanese company listed on a Japanese stock exchange (“listed shares”) and if the foreign investor’s direct and indirect total holdings are 10 percent or more of the issued shares of the company after the acquisition, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Minister within 15 days from and including the date of such acquisition. However, in certain limited circumstances (including the case where the acquisition of the shares reaches 10 percent), a prior notification of such an acquisition must be filed with the Minister of Finance and any other competent Minister, who may then modify or prohibit the proposed acquisition. The acquisition of shares by exchange non-residents as a result of stock splits is not subject to any of the foregoing requirements.
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
American Depositary Shares
          The deposit of shares of Common Stock by a non-resident of Japan, the issuance of ADRs in exchange therefor and the withdrawal of the underlying shares of Common Stock upon surrender of ADRs are not subject to any formalities or restrictions referred to under “Potential Consequences Resulting from an Acquisition of Listed Shares” above, except where, as a result of such deposit or withdrawal, the aggregate number of shares held by the depositary (or its nominee) or the holder surrendering ADRs, as the case may be, would be 10 percent or more of the total outstanding shares of Common Stock, in which event the reporting to the Minister of Finance of Japan may be required as outlined in the second sentence under the same heading.
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
    100 F Street, NE, Washington D.C. 20549
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
          At March 31, 2006 and 2005, TDK and certain of its subsidiaries had forward exchange contracts to sell and buy foreign currencies (principally U.S. dollars and Japanese Yen) and currency option contracts for a contract amount of ¥17,726 million ($151,504 thousand) and ¥28,990 million, respectively.
          TDK and one of its subsidiaries had currency swaps and interest rate and currency swaps with certain financial institutions to limit their exposure to fluctuations in foreign exchange rates and interest rates involved mainly with loans made by TDK to its subsidiaries in a total amount of ¥11,067 million at March 31, 2005. These swaps require TDK and the subsidiary to pay principally euros and U.S. dollars and to receive Japanese yen at a specified rate on specific dates.
          The following table provides information about TDK’s derivative instruments related to foreign exchange risk as of March 31, 2006 and 2005.

	2006			2005
	(millions of yen)		Average	(millions of yen)		Average
	Contract	Fair	contractual	Contract	Fair	contractual
	amounts	value	rate	amounts	value	rate

Forward exchange contracts
To sell Euro / receive Yen	¥5,669	¥(4)	141.73	¥—	¥—	—
To sell USD / receive Yen	1,183	12	118.30	4,295	(88)	105.00
To sell CHF / receive Euro	—	—	—	54	—	1.54

Total	¥6,852	¥8		¥4,349	¥(88)

	(millions of yen)		Average	(millions of yen)		Average
	Contract	Fair	contractual	Contract	Fair	contractual
	amounts	value	rate	amounts	value	rate

Currency option contracts
To sell USD / receive USD	¥4,675	¥(27)	116.88	¥23,803	¥(354)	105.10
To sell USD / receive Yen	5,359	23	118.00	—	—	—
To sell Euro / receive Euro	840	(4)	141.30	838	(12)	39.07

Total	¥10,874	¥(8)		¥24,641	¥(366)

	(millions of yen)		Average	(millions of yen)		Average
	Contract	Fair	contractual	Contract	Fair	contractual
	amounts	value	rate	amounts	value	rate

Currency and interest rate swaps contracts
To receive Euro / pay GBP	¥—	¥—	—	¥2,041	¥(10)	0.69
To receive Yen / pay Euro	—	—	—	9,026	(302)	134.75

Total	¥—	¥—		¥11,067	¥(312)

          TDK’s exposure to market risk related to changes in interest rates relates primarily to its debt securities. TDK has debt securities with fixed rates. TDK, to the extent possible, plans to limit debt securities to short-term debt securities. TDK believes that the fair values of interest rate sensitive instruments as of March 31, 2006 and 2005, and potential, near-term losses affecting future earnings, fair values, and/or cash flows from reasonable near-term changes in interest rates are immaterial.
     Stock price risk
          TDK’s exposure to market risk involving changes in stock prices relates only to its equity securities categorized as available-for-sale securities. TDK purchases equity securities for the purpose of acquiring technological information and as part of its sales strategy, and not as a means of investing surplus funds. The aggregate cost and fair value of these equity securities were ¥9.2 billion ($79 million) and ¥12.1 billion ($103 million) as of March 31, 2006, and ¥6.0 billion and ¥7.0 billion as of March 31, 2005, respectively. As of March 31, 2006, these securities mainly represented investments in companies in the transportation, communications and electronic equipment industries, and the cost and fair value of these equity securities were ¥8.8 billion ($75 million) and ¥11.1 billion ($95 million), respectively. As of March 31, 2005, these securities mainly represented investments in companies in the transportation, communications and electronic equipment industries, and the cost and fair value of the equity securities were ¥5.6 billion and ¥6.5 billion, respectively.
          TDK’s portfolio of equity securities, including available-for-sale securities, at March 31, 2006 and 2005, is as follows:

2006				2005
Yen (Millions)				Yen (Millions)
	Gross	Gross			Gross	Gross
	unrealized	unrealized			unrealized	unrealized
	holding	holding			holding	holding
Cost	gains	losses	Fair value	Cost	gains	losses	Fair value

¥ 9,246	2,859	2	12,103	5,951	1,054	—	7,005

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

PART 2
Item 13. Defaults, Dividend Arrearages and Delinquencies
          None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
          None.
Item 15. Controls and Procedures
     (a) Disclosure controls and procedures
          TDK’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of its “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of March 31, 2006 (the “Evaluation Date”), the end of the period covered by this Annual Report, have concluded that, as of the Evaluation Date, TDK’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to TDK and its consolidated subsidiaries is made known to the Chief Executive Officer and the Chief Financial Officer by others within TDK and its consolidated subsidiaries.
     (b) Management’s annual report on internal control over financial reporting
          This requirement was “intentionally omitted pursuant to SEC Release No. 33-8345 dated March 2, 2005” and SEC Release No. 33-8618 dated September 22, 2005.
     (c) Attestation report of the registered public accounting firm
          This requirement was “intentionally omitted pursuant to SEC Release No. 33-8345 dated March 2, 2005” and SEC Release No. 33-8618 dated September 22, 2005.
     (d) Changes in internal control over financial reporting
          There were no changes in TDK’s internal control over financial reporting that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
          The registrant, a foreign private issuer, has at least one “audit committee financial expert” serving on its audit committee. TDK’s board of auditors has determined that Ryoichi Ohno qualifies as an “audit committee financial expert” as defined by the rules of SEC. Mr. Ohno is an outside corporate auditor within the meaning of the Special Audit Law. See Significant differences in corporate governance practices between TDK and U.S. listed companies on the New York Stock Exchange in Item 6.C. “Board practices”. Mr. Ohno was registered as a U.S. Certified Public Accountant in 1988 and elected as one of TDK’s corporate auditors at an Ordinary General Meeting of Shareholders held in June 2004. See Item 6.A. for additional information regarding Mr. Ohno.

Item 16B. Code of Ethics
          TDK has established a code of business ethics (“TDK Code of Ethics”) that applies to TDK’s corporate officers and all TDK employees and is actively promoting ethical business practices on a worldwide basis. TDK amended the TDK Code of Ethics as of May 25, 2005 to revise the section pertaining to the civil rights of its employees and to add a new section regarding employment conditions. Both sections apply to TDK’s corporate officers and all TDK employees. Please see Sections 2.2.3 and 2.2.4 of the TDK Code of Ethics. The TDK Business Ethics & CSR Committee (formerly named “TDK Business Ethics Committee”) has been charged with the oversight of the ethics program at TDK. It has built a global ethics framework which encompasses domestic and overseas consolidated subsidiaries. Built into the framework is a direct communication means called the “helpline” for employees to report matters relating to business ethics issues and offer suggestions. The TDK Code of Ethics is attached as Exhibit 11.1 to this annual report. TDK has not granted a waiver or implicit waiver from any provision of the TDK Code of Ethics in the most recent fiscal year.
Item 16C. Principal Accountant Fees and Services
          The following table discloses the aggregate fees accrued or paid to KPMG AZSA & Co. and KPMG International member firms for each of the last two fiscal years and briefly describes the services performed:

		(Yen in millions)
	Years ended March 31
	2006	2005

Audit fees	609	323
Audit-related fees	131	36
Tax fees	279	211
All other fees	0	5

Total	1,019	575

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
          Audit-related fees consist of fees for “Audit-Related Services”. “Audit-Related Services” are professional services relating to the Audit Services: (i) Audits of employee benefit plans; (ii) Sarbanes-Oxley Act related assistance; and (iii) Financial due diligence.
          Tax fees consist of fees for “Tax Services”: (i) Federal and local tax compliance; (ii) Review of federal, local and international income, franchise, and other tax returns; (iii) Transfer pricing documentation assistance; and (iv) Domestic and foreign indirect taxes.
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

Any person who wishes to retain a Non-Outside Auditor for non-audit services (“Retainer”) is not allowed to do so unless both of the following conditions are met:
(i)	The Retainer has received a letter of confirmation from such public accounting firm that the public accounting firm is neither the Outside Auditor nor a person associated with the Outside Auditor; and

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
Item 16D. Exemptions from Listing Standards for Audit Committees
          TDK is relying on the general exemption contained in Rule 10A-3(c)(3) under the Exchange Act. Because of such reliance, TDK does not have an audit committee which can act independently and satisfy the other requirements of Rule 10A-3 under the Exchange Act.
          According to Rule 10A-3 under the Exchange Act and NYSE listing standards, TDK’s Board of Corporate Auditors acts in place of an audit committee. The Board of Corporate Auditors meets the following requirements of the general exemption contained in Rule 10A-3(c)(3):
•	the Board of Corporate Auditors is established pursuant to the Company Law;

•	as required by the Company Law, the Board of Corporate Auditors is separate from the Board of Directors;

•	the Board of Corporate Auditors is not elected by the management of TDK and no executive officer of TDK is a member of the Board of Corporate Auditors;

•	the Company Law provides for the standards for independence of the Board of Corporate Auditors from the management of TDK;

•	in accordance with the Company Law, the Board of Corporate Auditors of TDK is responsible, to the extent permitted by law, for the appointment, retention and supervision of the work of a registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for TDK; and

•	Under the Company Law, the establishment of the procedures for the receipt, retention, and treatment of complaints and the confidential, anonymous submission by employees is a responsibility of the board of directors, not the corporate auditors or the board of corporate auditors, and thus, the Board of Directors of TDK has established such procedures. In addition, each Corporate Auditor of TDK has the authority to engage independent counsel and other advisers if such engagement is necessary to carry out his/her duties. Furthermore, each Corporate Auditor may require TDK to pay any and all expenses necessary for carrying out his/her duties, including compensation of any advisers employed by him/her and ordinary administrative expenses.
          TDK’s reliance on Rule 10A-3(c)(3) does not, in its opinion, materially adversely affect the ability of its Board of Corporate Auditors to act independently and to satisfy the other requirements of Rule 10A-3.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
          The following table sets forth certain information with respect to TDK’s purchases of our own shares during the year ended March 31, 2006.

			(c) Total
			Number of	(d) Maximum
			Shares	Number of
			Purchased as	Shares that May
	(a) Total	(b) Average	Part of Publicly	Yet Be
	Number	Price Paid	Announced	Purchased Under
	of Shares	per Share	Plans or	the Plans or
Period	Purchased	(Yen)	Programs	Programs

April 1 to April 30, 2005	194	7,497.89	—	—
May 1 to May 31, 2005	146	7,551.51	—	—
June 1 to June 30, 2005	216	7,824.31	—	—
July 1 to July 31, 2005	242	7,727.31	—	—
August 1 to August 31, 2005	555	8,049.78	115,200	—
September 1 to September 30, 2005	296	8,382.84	—	—
October 1 to October 31, 2005	273	8,055.71	—	—
November 1 to November 30, 2005	165	8,401.52	—	—
December 1 to December 31, 2005	625	9,542.42	—	—
January 1 to January 31, 2006	—	—	—	—
February 1 to February 28, 2006	246	8,234.43	—	—
March 1 to March 31, 2006	108	8,711.30	—	—

Total	3,066	8,343.80	—	—

Note:	Under the Company Law, a holder of shares constituting less than one full unit may request TDK to purchase such shares at their market value (See Item 10. Additional Information “Common Stock” “Unit” share system). All purchases described in the above table were made pursuant to such requests by shareholders excluding the reserve for stock option plans of the amount of 115,200 shares in August 2005.

PART 3
Item 17. Financial Statements
Index of Consolidated Financial Statements of TDK Corporation and subsidiaries:
          Schedules other than those listed above have been omitted as they are not applicable or the information is presented in the consolidated financial statements and related notes.
          Financial statements of 50 percent or less owned persons accounted for by the equity method have been omitted as, in the aggregate, they do not meet the tests of a significant subsidiary at a 20 percent level as of or for the years ended March 31, 2006, 2005 and 2004.

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
     The Company declined to present segment information for each of the years in the three-year period ended March 31, 2006. In our opinion, disclosures of segment and related information about the different types of business activities in which the company engages and the different economic environments in which it operates is required by U.S. generally accepted accounting principles. The omission of segment information results in an incomplete presentation of the Company’s consolidated financial statements.
     In our opinion, except for the omission of the segment information as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TDK Corporation and subsidiaries as of March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
     The accompanying consolidated financial statements as of and for the year ended March 31, 2006, have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in yen have been translated into United States dollars on the basis set forth in Note 2 to the consolidated financial statements.
/s/ KPMG AZSA & Co.
Tokyo, Japan
May 23, 2006

Consolidated statements of income
For the years ended March 31, 2006, 2005 and 2004

				U.S. Dollars
		Yen		(Thousands)
		(Millions)		(Note 2)
	2006	2005	2004	2006

Net sales (Notes 20 and 24)	¥795,180	657,853	655,792	$6,796,410
Cost of sales (Note 24)	585,780	484,323	476,407	5,006,666

Gross profit	209,400	173,530	179,385	1,789,744
Selling, general and administrative expenses (Note 24)	142,052	119,886	122,875	1,214,120
Transfer to the government of the substitutional portion of Employees’ Pension Fund (Note 8):
Subsidy from the government	—	(33,533)	—	—
Loss on settlement	—	27,347	—	—
Restructuring cost (Note 16)	6,825	—	—	58,333

Operating income	60,523	59,830	56,510	517,291
Other income (deductions):
Interest and dividend income	3,605	1,692	1,189	30,812
Interest expense	(149)	(967)	(323)	(1,274)
Equity in earnings of affiliates	1,368	1,765	1,639	11,692
Gain (loss) on securities, net (Note 4)	(286)	(142)	(1,093)	(2,444)
Foreign exchange gain (loss)	948	(856)	(3,064)	8,103
Other — net	94	(594)	989	803

	5,580	898	(663)	47,692

Income from continuing operations before income taxes	66,103	60,728	55,847	564,983
Income taxes (Note 7)	21,057	23,284	12,133	179,974

Income from continuing operations before minority interests	45,046	37,444	43,714	385,009
Minority interests, net of tax	635	479	359	5,428

Income from continuing operations	44,411	36,965	43,355	379,581
Discontinued operations (Note 21):
Loss from operations of discontinued business (including loss on disposal of ¥224 million in 2006)	310	3,509	244	2,649
Income tax expense	—	156	1,010	—

Loss from discontinued operations	310	3,665	1,254	2,649

Net income	¥44,101	33,300	42,101	$376,932

	Yen (except number of			U.S. Dollars
	common shares outstanding)			(Note 2)

Amounts per share:
Income from continuing operations per share (Note 19):
Basic	¥335.84	279.41	327.27	$2.87
Diluted	335.54	279.25	327.15	2.87
Loss from discontinued operations per share (Note 19):
Basic	¥(2.34)	(27.70)	(9.47)	$(0.02)
Diluted	(2.34)	(27.69)	(9.46)	(0.02)
Net income per share (Note 19):
Basic	¥333.50	251.71	317.80	$2.85
Diluted	333.20	251.56	317.69	2.85
Weighted average basic common shares outstanding (in thousands) (Note 19)	132,239	132,293	132,475

Weighted average diluted common shares outstanding (in thousands) (Note 19)	132,355	132,376	132,523
Cash dividends paid during the year (Note 9)	¥80.00	60.00	50.00	$0.68
See accompanying notes to consolidated financial statements.

Consolidated balance sheets
As of March 31, 2006 and 2005

			U.S. Dollars
		Yen	(Thousands)
		(Millions)	(Note 2)
	2006	2005	2006

ASSETS
Current assets:
Cash and cash equivalents	¥239,017	251,508	$2,042,880
Marketable securities (Note 4)	56	1,609	479
Trade receivables (Note 20):
Notes	7,899	6,133	67,513
Accounts (Note 24)	185,224	144,426	1,583,111
Allowance for doubtful receivables	(4,064)	(2,560)	(34,735)

Net trade receivables	189,059	147,999	1,615,889

Inventories (Note 5)	88,968	74,924	760,410
Income tax receivables (Note 7)	265	204	2,265
Assets held for sale (Note 17)	4,110	993	35,128
Prepaid expenses and other current assets (Notes 7 and 24)	45,278	33,366	386,992

Total current assets	566,753	510,603	4,844,043

Investments in securities (Note 4)	28,757	22,698	245,786

Property, plant and equipment, at cost:
Land	21,790	20,097	186,239
Buildings	187,810	181,581	1,605,214
Machinery and equipment	482,398	445,636	4,123,060
Construction in progress	12,687	15,206	108,436

	704,685	662,520	6,022,949
Less accumulated depreciation	(461,020)	(445,551)	(3,940,342)

Net property, plant and equipment	243,665	216,969	2,082,607

Goodwill (Note 18)	19,453	9,210	166,265
Intangible assets (Note 18)	29,478	13,247	251,949
Deferred income taxes (Note 7)	7,287	8,633	62,282
Other assets (Notes 8 and 12)	28,110	26,641	240,256

	¥923,503	808,001	$7,893,188

See accompanying notes to consolidated financial statements.

			U.S. Dollars
	Yen		(Thousands)
	(Millions)		(Note 2)
	2006	2005	2006

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt (Note 6)	¥4,469	—	$38,197
Current installments of long-term debt (Note 6)	1,958	103	16,735
Trade payables:
Notes	4,353	638	37,205
Accounts (Note 24)	80,336	61,454	686,632
Accrued salaries and wages	19,010	12,915	162,479
Accrued expenses (Notes 16 and 24)	43,524	31,065	372,000
Income taxes payables (Note 7)	9,155	19,283	78,248
Liabilities held for sale (Note 17)	—	92	—
Other current liabilities (Note 7)	6,817	5,307	58,265

Total current liabilities	169,622	130,857	1,449,761

Long-term debt, excluding current installments (Note 6)	405	81	3,462

Retirement and severance benefits (Note 8)	26,790	28,839	228,974

Deferred income taxes (Note 7)	5,314	751	45,419

Other noncurrent liabilities	4,979	3,244	42,555

Total liabilities	207,110	163,772	1,770,171

Minority interests	13,974	5,162	119,436

Commitments and contingent liabilities (Notes 12 and 13)

Stockholders’ equity:
Common stock
Authorized 480,000,000 shares; issued 133,189,659 shares in 2006 and 2005; outstanding 132,266,828 shares in 2006 and 132,244,587 shares in 2005	32,641	32,641	278,983
Additional paid-in capital	63,237	63,051	540,487
Legal reserve (Note 9)	17,517	16,918	149,718
Retained earnings (Note 9)	618,259	585,557	5,284,265
Accumulated other comprehensive income (loss) (Notes 7, 8 and 11)	(21,946)	(51,657)	(187,573)
Treasury stock at cost; 922,831 shares in 2006 and 945,072 shares in 2005 (Note 10)	(7,289)	(7,443)	(62,299)

Total stockholders’ equity	702,419	639,067	6,003,581

	¥923,503	808,001	$7,893,188

Consolidated statements of stockholders’ equity
For the years ended March 31, 2006, 2005 and 2004

				U.S. Dollars
		Yen		(Thousands)
		(Millions)		(Note 2)
	2006	2005	2004	2006

Common stock:
Balance at beginning of period	¥32,641	32,641	32,641	$278,983

Balance at end of period	32,641	32,641	32,641	278,983

Additional paid-in capital:
Balance at beginning of period	63,051	63,051	63,051	538,897
Non-cash compensation charges under a stock option plan	186	—	—	1,590

Balance at end of period	63,237	63,051	63,051	540,487

Legal reserve (Note 9):
Balance at beginning of period	16,918	16,497	15,953	144,598
Transferred from retained earnings	599	421	544	5,120

Balance at end of period	17,517	16,918	16,497	149,718

Retained earnings (Note 9):
Balance at beginning of period	585,557	560,756	525,919	5,004,761
Net income	44,101	33,300	42,101	376,932
Cash dividends	(10,578)	(7,938)	(6,625)	(90,410)
Losses on sales of treasury stock	(222)	(140)	(95)	(1,898)
Transferred to legal reserve	(599)	(421)	(544)	(5,120)

Balance at end of period	618,259	585,557	560,756	5,284,265

Accumulated other comprehensive income (loss) (Notes 7, 8 and 11):
Balance at beginning of period	(51,657)	(90,387)	(78,824)	(441,513)
Other comprehensive income (loss) for the period, net of tax	29,711	38,730	(11,563)	253,940

Balance at end of period	(21,946)	(51,657)	(90,387)	(187,573)

Treasury stock (Note 10):
Balance at beginning of period	(7,443)	(6,339)	(4,855)	(63,615)
Acquisition of treasury stock	(955)	(1,672)	(1,865)	(8,162)
Exercise of stock options	1,109	568	381	9,478

Balance at end of period	(7,289)	(7,443)	(6,339)	(62,299)

Total stockholders’ equity	¥702,419	639,067	576,219	$6,003,581

Disclosure of comprehensive income:
Net income for the period	¥44,101	33,300	42,101	$376,932
Other comprehensive income (loss) for the period, net of tax (Note 11)	29,711	38,730	(11,563)	253,940

Total comprehensive income for the period	¥73,812	72,030	30,538	$630,872

See accompanying notes to consolidated financial statements.

Consolidated statements of cash flows
For the years ended March 31, 2006, 2005 and 2004

				U.S. Dollars
		Yen		(Thousands)
		(Millions)		(Note 2)
	2006	2005	2004	2006

Cash flows from operating activities:
Net income	¥44,101	33,300	42,101	$376,932
Loss from discontinued operations, net of tax	310	3,665	1,254	2,649

Income from continuing operations	44,411	36,965	43,355	379,581
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	58,540	52,806	50,726	500,342
Loss on disposal of property and equipment	3,220	1,190	1,363	27,521
Deferred income taxes	(696)	(5,532)	1,858	(5,949)
Loss (gain) on securities, net	286	142	1,093	2,445
Gain on sale of a subsidiary	—	(1,799)	(567)	—
Changes in assets and liabilities, net of effects of acquisition of businesses:
Increase in trade receivables	(16,886)	(7,343)	(7,680)	(144,325)
Decrease (increase) in inventories	(287)	3,461	(7,868)	(2,453)
Decrease (increase) in other current assets	(8,748)	1,149	(4,387)	(74,769)
Increase in trade payables	7,101	245	8,200	60,692
Increase (decrease) in accrued expenses	12,347	(2,496)	8,878	105,530
Increase (decrease) in income taxes payables, net	(10,689)	14,464	5,704	(91,359)
Increase (decrease) in retirement and severance benefits, net	981	2,519	9,285	8,385
Other — net	(462)	(522)	4,059	(3,949)

Net cash provided by operating activities	89,118	95,249	114,019	761,692

Cash flows from investing activities:
Capital expenditures	(73,911)	(61,005)	(44,471)	(631,718)
Proceeds from sale and maturity of investments in securities	4,263	1,788	1,814	36,436
Payment for purchase of investments in securities	(4,227)	(2,424)	(1)	(36,128)
Acquisition of businesses, net of cash acquired	(32,868)	(1,496)	—	(280,923)
Proceeds from sale of property, plant and equipment	3,373	999	4,299	28,829
Acquisition of minority interests	(2,587)	—	(366)	(22,111)
Proceeds from sale of a subsidiary	—	—	1,523	—
Proceeds from sale of discontinued operations	1,538	—	—	13,145
Other — net	(363)	(221)	(445)	(3,103)

Net cash used in investing activities	(104,782)	(62,359)	(37,647)	(895,573)

Cash flows from financing activities:
Proceeds from long-term debt	269	218	69	2,299
Repayment of long-term debt	(218)	(164)	(479)	(1,863)
Increase (decrease) in short-term debt, net	3,688	(330)	(1,047)	31,521
Proceeds from exercise of stock options	887	428	286	7,581
Cash paid to acquire treasury stock	(955)	(1,672)	(1,865)	(8,162)
Dividends paid	(10,578)	(7,938)	(6,625)	(90,410)
Other — net	(218)	(171)	(199)	(1,863)

Net cash used in financing activities	(7,125)	(9,629)	(9,860)	(60,897)

Cash flows of discontinued operations (Revised — Note 1(v))
Opearting cash flows:	(407)	(1,458)	885	(3,478)
Investing cash flows:	(4)	(166)	(123)	(34)
Financing cash flows:	—	—	—	—
Effect of exchange rate changes on cash and cash equivalents from discontinued operations	(3)	(1)	(1)	(26)

Net cash provided by (used in) discontinued operations	(414)	(1,625)	761	(3,538)

Effect of exchange rate changes on cash and cash equivalents	10,712	2,717	(10,669)	91,555

Net increse (decrease) in cash and cash equivalents	(12,491)	24,353	56,604	(106,761)
Cash and cash equivalents at beginning of period	251,508	227,155	170,551	2,149,641

Cash and cash equivalents at end of period	¥239,017	251,508	227,155	$2,042,880

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Nature of Operations and Summary of Significant Accounting Policies
(a) Nature of Operations
     TDK, a Tokyo-based company founded in 1935, is a multinational manufacturer of ferrite products and a producer of inductor, ceramic capacitors, magnetic head and other components and recording media. TDK’s two business segments are electronic materials and components, and recording media, which accounted for 86.5 percent and 13.5 percent of net sales, respectively, for the year ended March 31, 2006. The main products which are manufactured and sold by the two business segments are as follows:
     (i) Electronic materials and components products:
Ferrite cores, Multilayer chip capacitors, High-frequency components, Inductors, GMR heads, and Organic electroluminescent (EL) display
     (ii) Recording media products:
Audio tapes, Video tapes, CD-Rs, MDs, DVDs, and Tape-based data storage media for computers
     TDK sells electronic materials and components products to electric and communication equipment manufacturers and audio equipment manufacturers, mainly in Asia and Japan, and recording media products to distribution agents and audio equipment manufacturers, mainly in Japan, Europe, and North America.
(b) Basis of Presentation
     TDK and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.
     The consolidated financial statements presented herein reflect certain adjustments, not recorded on the primary books of TDK and subsidiaries, to present the financial position, results of operations, and cash flows in conformity with U.S. generally accepted accounting principles (the “U.S. GAAP”). Such adjustments relate principally to accounting for retirement and severance benefits.
(c) Consolidation Policy
     The consolidated financial statements include the accounts of TDK, its subsidiaries and those variable interest entities where TDK is the primary beneficiary under Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities”. All significant intercompany accounts and transactions have been eliminated in consolidation.
     The investments in affiliates in which TDK’s ownership is 20 percent to 50 percent and where TDK exercises significant influence over their operating and financial policies are accounted for by the equity method. All significant intercompany profits from these affiliates have been eliminated.
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
     Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income (loss) until realized. As of March 31, 2006 and 2005, TDK did not hold any trading or held-to-maturity securities. Available-for sale securities, which mature or are expected to be sold in less than one year, are classified as current assets.
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

(j) Stock Option Plan
     In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation — Transition and Disclosure”, which amends FASB Statement No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation”. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SAFS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. However, it gives an entity a choice of recognizing related compensation expense by adopting the fair value method or to continue to measure compensation using the intrinsic value-based method prescribed under Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”, the former standard. TDK has chosen to use the measurement principle prescribed by APB 25. As such, stock-based compensation cost is recognized by TDK only if the market price of the underlying common stock exceeds the exercise price on the date of grant. Accordingly, stock option related compensation cost of ¥186 million ($1,590 thousand) has been recognized in fiscal 2006, representing the amount attributed to service rendered during the current period of the amount by which the market price of the underlying common stock exceeded the exercise price of stock options approved for issuance at the Ordinary General Meeting of Shareholders held in June 2005 (note 10). No compensation cost has been recognized in fiscal 2005 and fiscal 2004 for TDK’s stock based compensation plan.
     The following table illustrates the effects on both income from continuing operations and net income if the fair-value-based method had been applied to all outstanding and unvested stock based awards with such costs recognized ratably over the vesting period of the underlying instruments.

	Yen			U.S. Dollars
	(Millions)			(Thousands)
	2006	2005	2004	2006

Income from continuing operations, as reported	¥44,411	36,965	43,355	$379,581
Add compensation expense recognized under intrinsic value method	186	—	—	1,590

Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards	(607)	(438)	(330)	(5,188)

Pro forma income from continuing operations	¥43,990	36,527	43,025	$375,983

		Yen		U.S. Dollars

Basic income from continuing operations per share:
As reported	¥335.84	279.41	327.27	$2.87
Pro forma	332.66	276.11	324.78	2.84
Diluted income from continuing operations per share:
As reported	¥335.54	279.25	327.15	$2.87
Pro forma	332.39	275.98	324.74	2.84

	Yen			U.S. Dollars
	(Millions)			(Thousands)
	2006	2005	2004	2006

Net income, as reported	¥44,101	33,300	42,101	$376,932
Add compensation expense recognized under intrinsic value method	186	—	—	1,590

Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards	(607)	(438)	(330)	(5,188)

Pro forma net income	¥43,680	32,862	41,771	$373,334

		Yen		U.S. Dollars

Basic net income per share:
As reported	¥333.50	251.71	317.80	$2.85
Pro forma	330.32	248.40	315.31	2.82
Diluted net income per share:
As reported	¥333.20	251.56	317.69	$2.85
Pro forma	330.05	248.29	315.27	2.82
(k) Research and Development Expenses
     Research and development costs are expensed as incurred.
(l) Advertising Costs
     Advertising costs are expensed as incurred.
(m) Shipping and Handling Fees and Costs
     Shipping and handling costs amounted to ¥15,326 million ($130,991 thousand), ¥13,397 million and ¥12,163 million for the years ended March 31, 2006, 2005 and 2004, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.
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
     TDK conducts its annual impairment test in the fourth quarter of each fiscal year.
(r) Derivative Financial Instruments
     TDK has elected not to apply hedge accounting. Accordingly, changes in the fair value of derivatives are recognized in earnings in the period of the changes.
(s) Net Income per Share
     Basic net income per share has been computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during each year. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock of TDK. For the years ended March 31, 2006, 2005 and 2004, stock options to purchase 116,100 shares, 364,300 shares and 156,500 shares, respectively, were excluded from the calculation of diluted earnings per share as the effect would have been antidilutive.
(t) Revenue Recognition
     TDK generates revenue principally through the sale of electronic materials & components and recording media under separate contractual arrangements for each. TDK recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer, the sales price is fixed or determinable, and collectibility is probable.
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
     Revenue from sales of recording media products such as videotape and DVDs is also recognized when the products are received by customers based on the free-on board destination sales term.

     TDK offers sales incentives through various programs to certain resellers and retailers. These sales incentives include product discounts, volume-based discounts, marketing development funds (“MDFs”), rebates and coupons, and are accounted for in accordance with the Emerging Issues Task Force Issue No. 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of Vendor’s Product)” (“EITF 01-9”). Generally, under EITF 01-9, consideration given by a vendor to a customer is presumed to be a reduction of the selling price of goods and services, and, therefore, should be recognized as a reduction of revenue in the vendor’s income statement. The presumption may be overcome based on certain factors. These sales incentives totaled to ¥13,479 million ($115,205 thousand), ¥14,292 million and ¥15,089 million for the years ended March 31, 2006, 2005 and 2004, respectively.
     A number of product discounts are based on a certain percentage off the invoice price predetermined by spot contracts or based on contractually agreed upon amounts with resellers and retailers. Product discounts are recognized as a reduction of revenue at the time the related revenue is recognized and amounted to ¥7,415 million ($63,376 thousand), ¥7,194 million and ¥5,993 million for the years ended March 31, 2006, 2005 and 2004, respectively.
     Volume-based discounts are provided only if the resellers and retailers achieve a specified cumulative level of revenue transactions in a year or less period. Liabilities are recognized as a reduction of revenue for the expected sales incentive at the time the related revenue is recognized and are initially based on the estimation of sales volume by using historical experience on an individual customer basis. Estimates of expected sales incentives are evaluated and adjusted periodically based on actual revenue transactions and forecasts for the balance of the year or incentive period. Volume-based discounts recognized as a reduction of revenue amounted to ¥2,646 million ($22,615 thousand), ¥3,005 million and ¥2,982 million for the years ended March 31, 2006, 2005 and 2004, respectively.
     MDFs are provided to certain resellers and retailers as a contribution to or a sponsored fund for customers’ marketing programs, such as customers’ coupons, catalog, sales contests and advertisements, mostly in the form of a subsidy. Under this program, we do not receive an identifiable benefit sufficiently separable from our customers. Accordingly, MDFs are accounted for as a reduction of revenue based on the annual contract or at the time TDK has incurred the obligation, if earlier, and amounted to ¥1,970 million ($16,838 thousand), ¥2,631 million and ¥2,923 million for the years ended March 31, 2006, 2005 and 2004, respectively.
     Consumer promotions mainly consist of coupons and mail-in rebates offered to end users, who are reimbursed by TDK to retailers or end users for the coupons or mail-in rebates redeemed. Liabilities are recognized at the time related revenue is recognized (or at the time of the offer if the sale to retailers occurs before the offer) for the expected number of coupons or mail-in rebates to be redeemed. TDK uses historical rates of redemption on similar offers for similar products to estimate redemption rates for current incentive offerings. Consumer promotions recognized as a reduction of revenue amounted to ¥995 million ($8,504 thousand), ¥1,061 million and ¥2,446 million for the years ended March 31, 2006, 2005 and 2004, respectively.
     TDK also provides slotting fees paid to certain retailers for putting TDK products at attractive areas or shelves in the store. Slotting fees are recognized as a reduction of revenue at the time TDK has incurred the obligation. Slotting fees recognized as a reduction of revenue amounted to ¥274 million ($2,342 thousand), ¥205 million and ¥451 million for the years ended March 31, 2006, 2005 and 2004, respectively.
     Additionally, TDK has advertising programs with certain resellers and retailers where TDK agrees to reimburse them for advertising cost incurred by them to put TDK products on their flyers, catalogs and billboards. TDK receives an identifiable benefit (advertising) in return for the consideration and that benefit is sufficiently separable because TDK could have purchased that advertising from other parties. Also, TDK can reasonably estimate the fair value of the benefit through obtaining sufficient evidence from the resellers and retailers in the form of the invoice issued by the third party providing the service to the resellers and retailers. Therefore, such advertising programs are expensed as selling, general and administrative expenses at the time TDK has incurred the obligation and amounted to ¥179 million ($1,530 thousand), ¥196 million and ¥293 million for the years ended March 31, 2006, 2005 and 2004, respectively.

     TDK allows limited right of returns in certain cases and reduces revenue for estimated future returns based upon historical experience at the time the related revenue is recorded.
     Warranties offered on TDK’s products are insignificant.
(u) New Accounting Standards Not Yet Adopted
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
     In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share Based Payment” (“SFAS 123R”). SFAS 123R is a revision of SFAS 123, “Accounting for Stock Based Compensation”, and supersedes APB 25. SFAS 123R requires TDK to measure the cost of employee services received in exchange for equity awards based on the grant date fair value of the awards. The cost will be recognized as compensation expense over the vesting period of the awards. In April 2005, the Securities and Exchange Commission deferred the effective date of SFAS 123R to the beginning of the first annual period after June 15, 2005. TDK adopted SFAS 123R in the first quarter of fiscal 2007 and will continue to evaluate the impact of SFAS 123R on TDK’s consolidated financial position and results of operations. The pro forma information presented in Note 1(j) and Note 10 presents the estimated compensation charges under SFAS 123. TDK’s assessment of the estimated compensation charges is affected by TDK’s stock price as well as assumptions regarding a number of complex and subjective variables and the related tax impact. These variables include, but are not limited to, TDK’s stock price volatility and employee stock option exercise behaviors. TDK will recognize the compensation cost for stock-based awards issued after April 1, 2006 on a straight-line basis over the requisite service period for the entire award. In addition, TDK will recognize the unvested portion of the grant date fair value of awards issued prior to adoption based on the fair values previously calculated for disclosure purposes. At March 31, 2006, the aggregate value of unvested options, as determined using a Black-Scholes option pricing model, was ¥227 million. Upon adoption of SFAS 123R, this amount will be recognized over the remaining vesting period of these options.
     In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections – a replacement of Opinion of the Accounting Principle Board No. 20 (“APB 20”) and Statement of Financial Accounting Standards No. 3 (“SFAS 3”)”. SFAS 154 replaces APB 20, “Accounting Changes” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements”, and provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS 154 establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. TDK does not expect the adoption of SFAS 154 to have a material effect on TDK’s consolidated financial position and results of operations.
(v) Reclassifications
     Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the presentation used for the year ended March 31, 2006.
     In 2006 TDK has separately disclosed the operating, investing and financing portions of the cash flows attributable to its discontinued operations, which in prior periods were reported on a combined basis as a single amount.

2. Financial Statement Translation
     The consolidated financial statements are expressed in Japanese yen, the functional currency of TDK. Supplementally, the Japanese yen amounts as of and for the year ended March 31, 2006, have also been translated into U.S. dollar amounts, solely for the convenience of the reader, at the rate of ¥117=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market on March 31, 2006. This translation should not be construed as a representation that the amounts shown could be converted into U.S. dollars at such rate.
3. Foreign Operations
     Amounts included in the consolidated financial statements relating to subsidiaries operating in foreign countries are summarized as follows:

				U.S. Dollars
	Yen (Millions)			(Thousands)
	2006	2005	2004	2006

Net assets	¥435,381	360,925	318,915	$3,721,205
Net sales	626,626	498,366	494,184	5,355,778
Net income	28,582	17,362	38,731	244,291

4. Marketable Securities and Investments in Securities
     Marketable securities and investments in securities at March 31, 2006 and 2005, are as follows:

			U.S. Dollars
	Yen (Millions)		(Thousands)
	2006	2005	2006

Short-term marketable securities	¥56	1,609	$479
Long-term marketable securities	13,042	7,094	111,470
Nonmarketable securities	596	1,555	5,094
Investments in affiliates	15,119	14,049	129,222

	¥28,813	24,307	$246,265

     Marketable securities and investments in securities include available-for-sale securities. Information with respect to such securities at March 31, 2006 and 2005, is as follows:
As of March 31, 2006

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value

Yen (Millions):
Equity securities	¥9,246	2,859	2	12,103
Debt securities	1,002	—	7	995

	¥10,248	2,859	9	13,098

As of March 31, 2005

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value

Yen (Millions):
Equity securities	¥5,951	1,054	—	7,005
Debt securities	1,698	—	—	1,698

	¥7,649	1,054	—	8,703

As of March 31, 2006

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value

U.S. Dollars (Thousands):
Equity securities	$79,026	24,436	17	103,445
Debt securities	8,564	—	60	8,504

	$87,590	24,436	77	111,949

     Debt securities classified as available-for-sale at March 31, 2006 mature in fiscal 2008 (weighted average remaining term of 1.7 years).
     The proceeds from sale and settlement of available-for-sale securities are ¥4,263 million ($36,436 thousand), ¥1,788 million and ¥1,814 million for the years ended March 31, 2006, 2005 and 2004, respectively. The gross realized gains on the sale and settlement of available-for-sale securities are ¥714 million ($6,103 thousand), ¥377 million and ¥135 million for the years ended March 31, 2006, 2005 and 2004, respectively. TDK recorded a write-down of ¥1,000 million ($8,547 thousand), ¥519 million and ¥1,228 million on certain available-for-sale securities and nonmarketable securities representing other-than-temporary declines in the fair value for the years ended March 31, 2006, 2005 and 2004, respectively.
     At March 31, 2006, all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than 12 months.
     The aggregate cost of nonmarketable securities accounted for under the cost method at March 31, 2006 and 2005 totaled ¥596 million ($5,094 thousand) and ¥1,555 million, respectively, and, as of March 31, 2006 and 2005, those securities were not evaluated for impairment because (a) TDK did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investment and (b) TDK did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of those investments.
     Investments in affiliates accounted for by the equity method consist of 26.1 percent of the common stock of Semiconductor Energy Laboratory Co., Ltd., a research and development company, 50.0 percent of the common stock of TMP Co., Ltd., a magnetic products manufacturing company, and five other affiliated companies, collectively, which are not significant. The difference between TDK’s carrying value of investments in affiliates and its share of the underlying net equity in such affiliates substantially consists of unamortized amounts of equity-method goodwill of ¥1,231 million ($10,521 thousand) as of both March 31, 2006 and 2005.

     As of March 31, 2006 and 2005, certain debt securities in the amount of ¥989 million and ¥1,695 million, respectively were pledged as collateral for extended custom duty payments to Tokyo Customs.
5. Inventories
     Inventories at March 31, 2006 and 2005, are summarized as follows:

	Yen		U.S. Dollars
	(Millions)		(Thousands)
	2006	2005	2006

Finished goods	¥36,826	30,819	$314,752
Work in process	23,490	21,633	200,769
Raw materials	28,652	22,472	244,889

	¥88,968	74,924	$760,410

     The cost elements for finished goods and work in process include direct costs for materials such as primary materials and purchased semi-finished products, direct labor costs such as basic salaries, bonuses, and legal welfare expenses, direct costs such as expenses paid to subcontractors, and indirect manufacturing costs comprising material costs, labor costs and other overhead costs.
6. Short-Term and Long-Term Debt
     Short-term debt and weighted average interest rates at March 31, 2006 and 2005, are as follows:

	Yen		U.S. Dollars	Weighted average
	(Millions)		(Thousands)	interest rate
	2006	2005	2006	2006	2005

Short-term bank loans — unsecured	¥4,469	—	$38,197	1.63%	—

     Long-term debt at March 31, 2006 and 2005, is set forth below:

	Yen		U.S. Dollars
	(Millions)		(Thousands)
	2006	2005	2006

Loans from banks, unsecured, due fiscal 2007 (weighted average: 2006-0.96%)	¥1,700	—	$14,530
Loans from banks, secured, due fiscal 2009-2012 (weighted average: 2006-0.95%)	345	—	2,949
Lease obligation (weighted average: 2006-5.78%, 2005-4.05%)	318	184	2,718

	2,363	184	20,197
Less current installments	1,958	103	16,735

	¥405	81	$3,462

     The aggregate annual maturities of long-term debt outstanding at March 31, 2006, are as follows:

		U.S. Dollars
	Yen (Millions)	(Thousands)

Year ending March 31,
2007	¥1,958	$16,735
2008	196	1,675
2009	127	1,086
2010	36	308
2011	31	265
Later years	15	128

	¥2,363	$20,197

     Short-term and long-term bank loans were made under general agreements that provide that under certain circumstances security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations due to the bank.
     Property, plant and equipment having a net book value of ¥2,264 million ($19,350 thousand) is pledged as a collateral for long-term debt from banks.
     There were no debt covenants, or cross-default provisions under TDK’s financing arrangements. Furthermore, there were no subsidiary level dividend restrictions under the financing arrangements.
7. Income Taxes
     TDK and its domestic subsidiaries are subject to a national corporate tax of 30 percent, an inhabitants tax of between 5.2 percent and 6.2 percent and a deductible enterprise tax of between 7.7 percent and 8.0 percent, which in the aggregate resulted in a statutory rate of approximately 40 percent for the years ended March 31, 2006 and 2005. For the year ended March 31, 2004, the deductible enterprise tax rate was between 9.6 percent and 10.1 percent, which in the aggregate resulted in statutory rate of approximately 41 percent.
     Amendments to Japanese tax regulations were enacted into law on March 24, 2003. As a result of this amendment, the statutory income tax rate was reduced from approximately 41 percent to 40 percent effective from April 1, 2004. Current income taxes were calculated at the rate of 40 percent, in effect for the years ended March 31, 2006 and 2005, respectively, and 41 percent in the year 2004.
     For the year ended March 31, 2005, residual tax effects of ¥4,571 million previously recorded in accumulated other comprehensive income (minimum pension liability adjustments) were released and recorded as a reduction to income tax expense in the consolidated statements of income as a result of the elimination of the minimum pension liability adjustment.

     The effective tax rates of TDK for the years ended March 31, 2006, 2005 and 2004, are reconciled with the Japanese statutory tax rate in the following table:

	2006	2005	2004

Japanese statutory tax rate	40.4%	40.4%	41.0%
Expenses not deductible for tax purposes	1.6	1.1	1.2
Non taxable income	(0.1)	(0.2)	0.0
Difference in statutory tax rates of foreign subsidiaries	(13.9)	(10.5)	(23.0)
Change in the valuation allowance	4.7	3.8	4.5
Investment tax credit	(0.1)	(1.2)	(1.6)
Research and development tax credit	(1.4)	(3.6)	(1.3)
Residual tax effect in minimum pension liability adjustments	—	(7.5)	—
Additional tax related to prior years income	1.7	17.0	—
Other	(1.0)	(1.0)	0.9

Effective tax rate	31.9%	38.3%	21.7%

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
     Total income taxes for the years ended March 31, 2006, 2005 and 2004 are allocated as follows:

	Yen			U.S.Dollars
	(Millions)			(Thousands)
	2006	2005	2004	2006

Income from continuing operations	¥21,057	23,284	12,133	$179,974
Loss from discontinued operations	—	156	1,010	—
Stockholders’ equity, accumulated other comprehensive income (loss):
Foreign currency translation adjustments	8	8	245	68
Net unrealized gains (losses) on securities	849	(148)	348	7,256
Minimum pension liability adjustments	2,074	29,538	9,422	17,727

Total income taxes	¥23,988	52,838	23,158	$205,025

     Income from continuing operations before income taxes and income taxes for the years ended March 31, 2006, 2005 and 2004, are summarized as follows:

	Income From
	Continuing
	Operations
	Before Income	Income Taxes
	Taxes	Current	Deferred	Total

Yen (Millions):
2006
Japanese	¥28,004	11,160	657	11,817
Foreign	38,099	10,593	(1,353)	9,240

	¥66,103	21,753	(696)	21,057

2005
Japanese	36,836	22,261	(5,026)	17,235
Foreign	23,892	6,555	(506)	6,049

	60,728	28,816	(5,532)	23,284

2004
Japanese	8,611	4,411	(7)	4,404
Foreign	47,236	5,864	1,865	7,729

	55,847	10,275	1,858	12,133

U.S. Dollars (Thousands):
2006
Japanese	$239,350	95,385	5,615	101,000
Foreign	325,633	90,538	(11,564)	78,974

	$564,983	185,923	(5,949)	179,974

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2006 and 2005, are as follows:

	Yen		U.S. Dollars
	(Millions)		(Thousands)
	2006	2005	2006

Deferred tax assets:
Trade accounts receivable, principally due to allowance for doubtful receivables	¥433	332	$3,701
Inventories	1,005	894	8,590
Accrued business tax	370	1,330	3,162
Accrued expenses	5,145	3,863	43,974
Retirement and severance benefits	11,884	10,648	101,573
Net operating loss carryforwards	20,116	14,631	171,932
Tax credit carryforwards	684	208	5,846
Minimum pension liability adjustments	2,269	4,174	19,393
Property, plant and equipment, principally due to differences in depreciation	3,153	2,523	26,949
Other	1,835	1,867	15,684

Total gross deferred tax assets	46,894	40,470	400,804
Less valuation allowance	(20,298)	(15,409)	(173,487)

Net deferred tax assets	¥26,596	25,061	$227,317

Deferred tax liabilities:
Investments, principally due to differences in valuation	(6,030)	(6,034)	(51,538)
Undistributed earnings of foreign subsidiaries	(3,948)	(2,656)	(33,744)
Net unrealized gains on securities	(1,223)	(272)	(10,453)
Acquired intangible assets	(4,990)	(374)	(42,650)
Other	(1,086)	(1,220)	(9,282)

Total gross deferred tax liabilities	(17,277)	(10,556)	(147,667)

Net deferred tax assets	¥9,319	14,505	$79,650

     The net changes in the total valuation allowance for the years ended March 31, 2006, 2005 and 2004, are an increase of ¥4,889 million ($41,786 thousand), ¥4,381 million and ¥1,338 million, respectively. The valuation allowance primarily relates to deferred tax assets associated with net operating loss carryforwards incurred by certain foreign subsidiaries. The decrease in the valuation allowance attributable to preacquisition tax benefits recognized during the years ended March 31, 2006 and 2005 amounted to ¥154 million and ¥119 million, respectively. The reversal of the valuation allowance upon realization of tax benefits resulted in a reduction of goodwill. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax carryforwards are utilized. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not TDK will realize the benefits of these deductible differences and tax carryforwards, net of the existing valuation allowance at March 31, 2006.
     At March 31, 2006, certain subsidiaries have net operating loss carryforwards for income tax purposes of ¥65,398 million ($558,957 thousand) which are available to offset future taxable income, if any.

     Periods available to offset future taxable income vary in each tax jurisdiction and range from one year to an indefinite period as follows:

		U.S. Dollars
	Yen (Millions)	(Thousands)

Within 1 year	¥845	$7,222
1 to 5 years	4,676	39,966
5 to 20 years	18,626	159,196
Indefinite periods	41,251	352,573

	¥65,398	$558,957

     At March 31, 2006, certain subsidiaries have tax credit carryforwards for income tax purposes of ¥684 million ($5,846 thousand) which are available to reduce future income taxes, if any. Approximately ¥44 million ($376 thousand) of the tax credit carryforwards expire through 2019, while the remainder have an indefinite carryforward period.
     Net deferred income tax assets and liabilities at March 31, 2006 and 2005, are reflected in the accompanying consolidated balance sheets under the following captions:

	Yen		U.S. Dollars
	(Millions)		(Thousands)
	2006	2005	2006

Prepaid expenses and other current assets	¥7,401	6,654	$63,257
Deferred income taxes (noncurrent assets)	7,287	8,633	62,282
Other current liabilities	(55)	(31)	(470)
Deferred income taxes (noncurrent liabilities)	(5,314)	(751)	(45,419)

	¥9,319	14,505	$(79,650)

     As of March 31, 2006 and 2005, TDK did not recognize deferred tax liabilities of approximately ¥61,144 million ($522,598 thousand) and ¥61,663 million, respectively, for certain portions of undistributed earnings of foreign subsidiaries because TDK currently does not expect those unremitted earnings to reverse and become taxable to TDK in the foreseeable future. A deferred tax liability will be recognized when TDK expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. As of March 31, 2006 and 2005, the undistributed earnings of these subsidiaries are approximately ¥258,881 million ($2,212,658 thousand) and ¥244,341 million, respectively.
8. Retirement and Severance Benefits
     TDK and certain of its subsidiaries sponsor contributory and noncontributory retirement and severance plans that provide for pension or lump-sum benefit payments, based on length of service, employee salary and certain other factors, to substantially all employees who retire or terminate their employment for reasons other than dismissal for cause. Corporate statutory auditors participate in an unfunded retirement plan sponsored by TDK.
     The contributory plan in Japan mainly represents the Employees’ Pension Fund plan (“EPF”), comprised of the substitutional portion based on the pay related part of the old age pension benefits prescribed by the Welfare Pension Insurance Law (similar to Social Security benefits in the United States) and the corporate portion based on contributory defined pension arrangements established at the discretion of TDK. The substitutional portions of the EPF represent a welfare pension plan carried out on behalf of the Japanese government. The contributory plan is funded in conformity with the funding requirements of the applicable Japanese governmental regulations.
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
     TDK accounted for the transfer in accordance with EITF Issue No. 03-2 “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” (“EITF 03-2”). As specified in EITF 03-2, the entire separation process is to be accounted for at the time of completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as a settlement in accordance with SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. As a result of the transfer, TDK recognized as a subsidy from the Japanese government an amount equal to the difference between the fair value of the obligation deemed “settled” with the Japanese government and the assets required to be transferred to the government. The subsidy that TDK recognized amounted to ¥33,533 million. In addition, TDK recognized a settlement loss equal to the amount calculated as the ratio of the obligation settled to the total EPF obligation immediately prior to settlement, both of which exclude the effect of future salary progression relating to the substitutional portion, times the net unrecognized gain/loss immediately prior to settlement, which amounted to ¥27,347 million. This gain and loss is included in operating income in the accompanying consolidated statements of income for the year ended March 31, 2005.
     Effective October 1, 2004, the corporate portion of the EPF was replaced by a new defined benefit plan that provides benefits based on length of service, employee salary and other factors in a manner similar to the predecessor corporate defined benefit plan but, at a reduced rate. The reduction in the pension benefit obligation as of the effective date in the amount of ¥10,925 million has been accounted for as a negative plan amendment and included in prior service cost and is amortized into net periodic benefit cost over the weighted average remaining service period of the plan participants.
     TDK and its subsidiaries use a December 31 measurement date for the majority of the plans.

     Net periodic benefit cost for TDK’s employee retirement and severance defined benefit plans for the years ended March 31, 2006, 2005 and 2004 consisted of the following components:

	Yen			U.S. Dollars
	(Millions)			(Thousands)
	2006	2005	2004	2006

Service cost-benefits earned during the year	¥6,587	6,806	10,341	$56,299
Interest cost on projected benefit obligation	4,050	5,359	6,271	34,615
Expected return on plan assets	(3,386)	(3,180)	(2,640)	(28,940)
Amortization of transition assets	(1,331)	(1,331)	(1,331)	(11,376)
Recognized actuarial loss	3,445	5,696	7,480	29,444
Amortization of unrecognized prior service benefit	(2,041)	(1,522)	(1,353)	(17,444)
Settlement gain, net	—	(6,186)	—	—

	¥7,324	5,642	18,768	$62,598

     Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	Yen		U.S. Dollars
	(Millions)		(Thousands)
	2006	2005	2006

Change in benefit obligations:
Benefit obligations at beginning of period	¥184,997	258,991	$1,581,171
Service cost	6,587	6,806	56,299
Interest cost	4,050	5,359	34,615
Plan amendments	—	(10,925)	—
Actuarial loss (gain)	(336)	(727)	(2,872)
Benefits paid	(6,447)	(6,646)	(55,102)
Transfer of substitutional portion	—	(67,862)	—
Acquisition	3,600	—	30,769
Others	(63)	(437)	(538)
Translation adjustment	904	438	7,726

Benefit obligations at end of period	193,292	184,997	1,652,068

Change in plan assets:
Fair value of plan assets at beginning of period	142,648	168,913	1,219,214
Actual return on plan assets	28,124	8,053	240,376
Employer contributions	6,050	3,596	51,710
Benefits paid	(5,815)	(6,046)	(49,701)
Transfer of substitutional portion	—	(31,985)	—
Acquisition	1,467	—	12,538
Translation adjustment	386	117	3,299

Fair value of plan assets at end of period	172,860	142,648	1,477,436

Funded status	(20,432)	(42,349)	(174,632)
Unrecognized net transition obligation being recognized over 18 years	(1,276)	(2,607)	(10,906)
Unrecognized net actuarial loss	45,280	72,650	387,008
Unrecognized prior service benefit	(26,254)	(28,295)	(224,393)

Net amount recognized	(2,682)	(601)	(22,923)

Amounts recognized in consolidated balance sheets consist of:
Prepaid pension cost	18,289	17,669	156,316
Retirement and severance benefits	(26,790)	(28,839)	(228,974)
Intangible assets	99	56	846
Accumulated other comprehensive loss	5,720	10,513	48,889

Net amount recognized	(2,682)	(601)	(22,923)

Actuarial present value of accumulated benefit obligations at end of period	¥175,073	167,834	$1,496,350

     The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows.

	Yen		U.S. Dollars
	(Millions)		(Thousands)
	2006	2005	2006

Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥66,613	184,997	$569,342
Fair value of plan assets	37,405	142,648	319,701
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	60,200	54,504	514,530
Fair value of plan assets	36,584	28,531	312,684

Assumptions
Weighted-average assumptions used to determine benefit obligations at March 31:

	2006	2005

Discount rate	2.2%	2.2%
Assumed rate of increase in future compensation levels	3.0%	3.0%

Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31:

	2006	2005	2004

Discount rate	2.2%	2.1%	2.1%
Assumed rate of increase in future compensation levels	3.0%	3.0%	3.0%
Expected long-term rate of return on plan assets	2.7%	2.2%	2.2%

     TDK determines the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. TDK considers the current expectations for future returns and the actual historical returns of each plan asset category.
Plan assets
     The weighted-average asset allocations of TDK’s benefit plans at March 31, 2006 and 2005 by asset category are as follows:

	2006	2005

Equity securities	65.4%	26.2%
Debt securities	26.1%	6.9%
Cash	2.2%	62.5%
Other	6.3%	4.4%

	100.0%	100.0%

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
     During the year ended March 31, 2005, the EPF sold certain assets to facilitate the funding of the payment to the Japanese government for the transfer of the substitutional portion of the plan. In addition, the strategic mix for domestic pension plans had increased asset allocation to cash based on the unclear outlook for the bond and equity market in Japan during the middle of 2004. During the year ended March 31, 2006, the strategic mix for domestic pension plans resulted in increase of asset allocation to the equity and debt securities to reflect the completion of the payment to the Japanese government for the transfer of the substitutional portion of the EPF, and the upturn of the equity and debt securities market in Japan. As a result, the relative portion of the equity and debt securities in pension assets at March 31, 2006 increased compared to March 31, 2005.
Contributions
     TDK expects to contribute ¥6,315 million ($53,974 thousand) to its defined benefit plans for the year ending March 31, 2007.

Estimated future benefit payments
     The benefits expected to be paid from the pension plans in each year 2007 through 2016 are as follows:

	Yen	U.S. Dollars
	(Millions)	(Thousands)

Year ending March 31,
2007	¥5,981	$51,120
2008	6,887	58,863
2009	7,457	63,735
2010	8,002	68,393
2011	8,049	68,795
2012 - 2016	¥41,320	$353,162

9. Legal Reserve and Dividends
     The Japanese Company Law provides that an amount equal to 10 percent of cash dividends and other distributions from retained earnings paid by TDK and its Japanese subsidiaries be appropriated as a legal reserve. No further appropriations are required when the total amount of the additional paid-in capital and the legal reserve equals 25 percent of their respective stated capital. The Japanese Company Law also provides that to the extent that the sum of the additional paid-in capital and the legal reserve exceeds 25 percent of the stated capital, the amount of the excess (if any) is available for appropriations by resolution of the shareholders. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries. Cash dividends and appropriations to the legal reserve charged to retained earnings for the years ended March 31, 2006, 2005 and 2004 represent dividends paid out during those years and the related appropriations to the legal reserve. The accompanying consolidated financial statements do not include any provision for the dividend proposed by the Board of Directors of ¥50 ($0.43) per share aggregating ¥6,613 million ($56,521 thousand) in respect of the year ended March 31, 2006.
     Cash dividends per common share are computed based on dividends paid for the year.
10. Stock Option Plan
(a) TDK
     TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 29, 2005 regarding the issuance of stock acquisition rights as share-based compensation stock options (the Stock Acquisition Rights) to Board members and Corporate Officers, pursuant to Articles 280-20 and 280-21 of the Japanese Commercial Code. Upon approval, the Board of Directors adopted resolutions to issue an aggregate of 246 Stock Acquisition Rights, each representing an option to purchase 100 shares of common stock of TDK, to the then 17 Directors and Corporate Officers of TDK. The Stock Acquisition Rights issued on June 30, 2005 are fully vested on date of issuance and are exercisable during the period from July 1, 2005 to June 30, 2025. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥1 ($0.01) per share of common stock. Stock option related compensation cost of ¥186 million ($1,590 thousand) has been recognized in fiscal 2006, representing the amount attributed to service rendered during the current period of the amount by which the market price of the underlying common stock exceeded the exercise price of stock options approved for issuance at the Ordinary General Meeting of Shareholders held in June 2005.

     TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 29, 2005 regarding the issuance of stock acquisition rights as stock options to select senior executives, pursuant to Articles 280-20 and 280-21 of the Japanese Commercial Code. Upon approval, the Board of Directors adopted resolutions to issue an aggregate of 906 Stock Acquisition Rights, each representing an option to purchase 100 shares of common stock of TDK, to the then 172 select senior executives of TDK, and the Directors and select senior executives of subsidiaries. The Stock Acquisition Rights issued on August 11, 2005 are exercisable during the period from August 1, 2007 to July 31, 2011. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥8,134 ($69.52) per share of common stock, which was calculated by a formula approved by shareholders at the said annual shareholders meeting and is subject to an adjustment in certain events, including but not limited to a stock split, stock dividend and issue of new shares at a price less than the current market price of the shares of TDK. The exercise price of each Stock Acquisition Rights was equal to or greater than the fair market value of TDK’s common stock on the date of grant.
     To cover these options and the share-based compensation stock options issued on June 30, 2005, TDK purchased on the Tokyo Stock Exchange (“TSE”) a total of 115,200 common shares with an aggregate purchase price of ¥930 million ($7,949 thousand) from August 17, 2005 through August 22, 2005.
     TDK obtained approval of the Ordinary General Meeting of Shareholders held in June 2004, 2003 and 2002 regarding the issuance of stock acquisition rights as stock options, pursuant to Articles 280-20 and 280-21 of the Japanese Commercial Code. Upon approval, the Board of Directors adopted resolutions to issue an aggregate of 2,343, 2,547 and 2,236 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of TDK, to the then 187, 179 and 197 Directors, Corporate Officers and selected senior executives of TDK, and the Directors and select senior executives of its subsidiaries, respectively. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights was set at ¥8,147, ¥6,954 and ¥5,909 per share of common stock, respectively. The exercise price of each Stock Acquisition Rights was equal to or greater than the fair market value of TDK’s common stock on the date of grant.
     The Ordinary General Meeting of Shareholders held in June 2001 and 2000 approved to implement TDK’s stock option plan for Directors and certain employees of TDK, and the purchase of TDK’s own shares for transfer to them under the plan, pursuant to Article 210-2 of Japanese Commercial Code. Stock options were provided to the then 196 and 204 Directors on the Board and associate directors and officials in amounts ranging from 500 to 10,000 common shares each, at an exercise price of ¥6,114 and ¥15,640 per share. The exercise price of each Stock Acquisition Rights was equal to or greater than the fair market value of TDK’s common stock on the date of grant.
     TDK currently accounts for these stock option plans as fixed plans pursuant to APB 25.

     A summary of the status of TDK’s stock option plans as of March 31, 2006, 2005 and 2004, and of the activity during the years ending on those dates, is as follows:

	2006		2005		2004		2006
		Weighted		Weighted		Weighted	Weighted
	Number	average	Number	average	Number	average	average
	of	exercise	of	exercise	of	exercise	exercise
	shares	price	shares	price	shares	price	price
		Yen		Yen		Yen	U.S. Dollars

Outstanding at beginning of year	868,600	¥8,293	739,300	¥8,358	548,000	¥8,967	$70.88
Granted	115,200	6,397	234,300	8,147	254,700	6,954	54.68
Exercised	139,700	6,308	71,700	5,979	46,900	6,114	53.90
Forfeited or Expired	15,900	14,563	33,300	13,695	16,500	13,276	124.47

Outstanding at end of year	828,200	8,244	868,600	8,293	739,300	8,358	70.46

Exercisable at end of year	504,300	8,308	380,600	9,275	264,300	11,755	71.01
Information about stock options outstanding at March 31, 2006 is as follows:

	Options Outstanding
		Weighted
	Number	average
	outstanding at	remaining	Weighted average
Range of exercise prices	March 31, 2006	contractual life	exercise price
Yen		(years)	Yen	U.S. Dollars

1	24,600	19.3	1	0.01
5,909	105,700	2.3	5,909	50.50
6,114	52,400	1.1	6,114	52.26
6,954	205,500	3.3	6,954	59.44
8,134	90,600	5.3	8,134	69.52
8,147	233,300	4.3	8,147	69.63
15,640	116,100	0.1	15,640	133.68

1 to 15,640	828,200	3.6	8,244	70.46

     The fair value of these stock options was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:
The Stock Acquisition Rights – the exercise price is equal to or greater than the market price of the stock on the grant date

	2006	2005	2004

Grant-date fair value	¥2,325	¥2,223	¥2,290
	($19.87)
Expected life	4.0 years	4.0 years	4.0 years
Risk-free interest rate	0.54%	0.59%	0.26%
Expected volatility	38.93%	46.30%	51.36%
Expected dividend yield	0.96%	0.85%	0.71%

The Stock Acquisition Rights – the exercise price is less than the market price of the stock on the grant date

2006

Grant-date fair value	¥7,235
($61.84)
Expected life	5.5 years
Risk-free interest rate	0.47%
Expected volatility	44.46%
Expected dividend yield	0.80%

(b) Densei-Lambda
     Densei-Lambda K. K. (“Densei-Lambda”), a subsidiary of TDK, obtained approval of the Ordinary General Meeting of Shareholders held in June 2002 regarding the issuance of stock acquisition rights as stock options, pursuant to Articles 280-20 and 280-21 of the Japanese Commercial Code. Upon approval, the Board of Directors adopted resolutions to issue an aggregate of 1,147 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of Densei-Lambda, to the then 201 Directors, Corporate Auditors, Corporate Officers and certain employees of Densei-Lambda, respectively. The Stock Acquisition Rights issued on January 10, 2003 are exercisable during the period from January 11, 2006 to January 10, 2013. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights was set at ¥789 per share of common stock. The exercise price of each Stock Acquisition Rights was equal to or greater than the fair market value of Densei-Lambda’s common stock on the date of grant.
     The Ordinary General Meeting of Shareholders held in June 2001 and 2000 approved to implement Densei-Lambda’s stock option plan for Directors, Corporate Officers and certain employees of Densei-Lambda, and the purchase of Densei-Lambda’s own shares for transfer to them under the plan, pursuant to Article 210-2 of Japanese Commercial Code. Stock options were provided to the then 97 Directors, Corporate Officers and certain employees, and 10 Directors and Corporate Officers at an exercise price of ¥1,817 and ¥2,229 per share, respectively. The exercise price of each Stock Acquisition Rights was equal to or greater than the fair market value of Densei-Lambda’s common stock on the date of grant.
     Densei-Lambda currently accounts for these stock option plans, which are immaterial, as fixed plans pursuant to APB 25.

11. Other Comprehensive Income (Loss)
     Change in accumulated other comprehensive income (loss) for the years ended March 31, 2006, 2005 and 2004, are as follows:

		Yen		U.S. Dollars
	(Millions)			(Thousands)
	2006	2005	2004	2006

Foreign currency translation adjustments:
Balance at beginning of period	¥(47,171)	(52,807)	(26,520)	$(403,171)
Adjustments for period	26,100	5,636	(26,287)	223,077

Balance at end of period	(21,071)	(47,171)	(52,807)	(180,094)

Net unrealized gains (losses) on securities:
Balance at beginning of period	801	648	110	6,846
Adjustments for period	892	153	538	7,624

Balance at end of period	1,693	801	648	14,470

Minimum pension liability adjustments:
Balance at beginning of period	(5,287)	(38,228)	(52,414)	(45,188)
Adjustments for period	2,719	32,941	14,186	23,239

Balance at end of period	(2,568)	(5,287)	(38,228)	(21,949)

Total accumulated other comprehensive income (loss):
Balance at beginning of period	(51,657)	(90,387)	(78,824)	(441,513)
Adjustments for period	29,711	38,730	(11,563)	253,940

Balance at end of period	¥(21,946)	(51,657)	(90,387)	$(187,573)

     Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments for the years ended March 31, 2006, 2005 and 2004, are as follows:

	Yen
	(Millions)
		Tax
	Before tax	(expense)	Net-of-tax
	amount	or benefit	amount

2006
Foreign currency translation adjustments	¥26,108	(8)	26,100
Unrealized gains (losses) on securities:
Unrealized holding gains arising for period	2,128	(856)	1,272
Reclassification adjustments for (gains) losses realized in net income	(387)	7	(380)

Net unrealized gains (losses)	1,741	(849)	892
Minimum pension liability adjustments	4,793	(2,074)	2,719

Other comprehensive income (loss)	¥32,642	(2,931)	29,711

2005
Foreign currency translation adjustments:
Amount arising during the year on investments in foreign entities held at end of period	¥5,870	(8)	5,862
Reclassification adjustments for the portion of gains and losses realized upon liquidation and sale of investments in foreign entities	(226)	—	(226)

Net foreign currency translation adjustments	5,644	(8)	5,636
Unrealized gains (losses) on securities:
Unrealized holding gains arising for period	676	(119)	557
Reclassification adjustments for (gains) losses realized in net income	(671)	267	(404)

Net unrealized gains (losses)	5	148	153
Minimum pension liability adjustments	62,479	(29,538)	32,941

Other comprehensive income (loss)	¥68,128	(29,398)	38,730

2004
Foreign currency translation adjustments:
Amount arising during the year on investments in foreign entities held at end of period	¥(26,464)	(245)	(26,709)
Reclassification adjustments for the portion of gains and losses realized upon liquidation of investments in foreign entities	422	—	422

Net foreign currency translation adjustments	(26,042)	(245)	(26,287)
Unrealized gains (losses) on securities:
Unrealized holding gains arising for period	886	(348)	538
Minimum pension liability adjustments	23,608	(9,422)	14,186

Other comprehensive income (loss)	¥(1,548)	(10,015)	(11,563)

	U.S. Dollars
	(Thousands)
		Tax
	Before tax	(expense)	Net-of-tax
	amount	or benefit	amount

2006
Foreign currency translation adjustments	$223,145	(68)	223,077
Unrealized gains (losses) on securities:
Unrealized holding gains arising for period	18,188	(7,316)	10,872
Reclassification adjustments for (gains) losses realized in net income	(3,308)	60	(3,248)

Net unrealized gains (losses)	14,880	(7,256)	7,624
Minimum pension liability adjustments	40,966	(17,727)	23,239

Other comprehensive income (loss)	$278,991	(25,051)	253,940

12. Leases
     TDK and its subsidiaries occupy offices and other facilities under various cancellable lease agreements expiring in fiscal 2007 through 2008. Lease deposits made under such agreements, aggregating ¥1,827 million ($15,615 thousand) and ¥1,900 million, at March 31, 2006 and 2005, respectively, are included in other assets on the accompanying consolidated balance sheets.
     The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of March 31, 2006:

	Yen	U.S. Dollars
	(Millions)	(Thousands)

Year ending March 31,
2007	¥2,499	$21,359
2008	1,894	16,188
2009	1,437	12,282
2010	1,090	9,316
2011	791	6,761
Later years	3,873	33,103

	¥11,584	$99,009

13. Commitments and Contingent Liabilities
     At March 31, 2006, commitments outstanding for the purchase of property, plant and equipment approximated ¥13,088 million ($111,863 thousand). TDK has entered into several purchase agreements with certain suppliers whereby TDK committed to purchase a minimum amount of raw materials to be used in the manufacture of its products. Future minimum purchases remaining under the agreements approximated ¥4,539 million ($38,795 thousand) at March 31, 2006.
     TDK and certain of its subsidiaries provide guarantees to third parties on bank loans of its employees. The guarantees on behalf of the employees are made for their housing loans. For each guarantee issued, in the event the employee defaults on payment, TDK would be required to make payments under its guarantee. The maximum amount of undiscounted payments TDK would have to make in the event of default is ¥5,740 million ($49,060 thousand) and ¥6,296 million at March 31, 2006 and 2005, respectively. As of March 31, 2006, the liability recognized for the estimated fair value of TDK’s obligation under the guarantee arrangement is not material.
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
     TDK and one of its subsidiaries had currency swaps and interest rate and currency swaps with certain financial institutions to limit their exposure to fluctuations in foreign exchange rates and interest rates related primarily to loans made by TDK to its subsidiaries in a total amount of ¥11,067 million at March 31, 2005. During the year ended March 31, 2006, TDK decided to use forward exchange contracts to limit the aforementioned exposure. As a result, no currency swaps or interest and currency swaps were outstanding at March 31, 2006. These swaps required TDK and the subsidiary to pay principally euros and U.S. dollars and to receive Japanese yen at a specified rate on specific dates. Gains or losses on interest and currency swaps and currency swaps were included in interest expense and foreign exchange gain (loss) in the consolidated statements of income, respectively. The swap contracts were measured at fair value and were included in prepaid expenses and other current assets or other current liabilities, as the case may be, in the consolidated balance sheets.
     Forward exchange contracts and currency option contracts have been entered into to hedge adverse effects of foreign currency exchange rate fluctuations mainly on foreign-currency-denominated trade receivables and foreign-currency-denominated forecasted transactions.
     At March 31, 2006 and 2005, TDK and certain of its subsidiaries had forward exchange contracts to sell and buy foreign currencies (principally U.S. dollars and Japanese yen) and currency option contracts for a contract amount of ¥17,726 million ($151,504 thousand) and ¥28,990 million, respectively. Gains or losses on forward exchange contracts and currency option contracts were included in foreign exchange gain (loss) in the consolidated statements of income. These contracts were measured at fair value and were included in prepaid expenses and other current assets or other current liabilities, as the case may be, in the consolidated balance sheets.

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

     The carrying amounts and estimated fair values of TDK’s financial instruments at March 31, 2006 and 2005, are summarized as follows:

	Yen (Millions)
As of March 31, 2006	Carrying amount	Estimated fair value

Nonderivatives:
Assets:
Investments in securities and other assets for which it is:
Practicable to estimate fair value	¥20,497	20,497
Not practicable to estimate fair value	801	—
Liability:
Long-term debt, including current portion	(2,363)	(2,363)
Derivatives:
Forward foreign exchange contracts in a:
Gain position	8	8
Loss position	—	—
Currency option contracts in a:
Gain position	—	—
Loss position	(8)	(8)

	Yen (Millions)
As of March 31, 2005	Carrying amount	Estimated fair value

Nonderivatives:
Assets:
Investments in securities and other assets for which it is:
Practicable to estimate fair value	¥12,684	12,684
Not practicable to estimate fair value	1,741	—
Liability:
Long-term debt, including current portion	(184)	(184)
Derivatives:
Currency and interest rate swaps in a:
Gain position	—	—
Loss position	(312)	(312)
Forward foreign exchange contracts in a:
Gain position	—	—
Loss position	(88)	(88)
Currency option contracts in a:
Gain position	—	—
Loss position	(366)	(366)

	U.S. Dollars (Thousands)
As of March 31, 2006	Carrying amount	Estimated fair value

Nonderivatives:
Assets:
Investments in securities and other assets for which it is:
Practicable to estimate fair value	$175,188	175,188
Not practicable to estimate fair value	6,846	—
Liability:
Long-term debt, including current portion	(20,197)	(20,197)
Derivatives:
Forward foreign exchange contracts in a:
Gain position	68	68
Loss position	—	—
Currency option contracts in a:
Gain position	—	—
Loss position	(68)	(68)

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

16. Restructuring Cost
     On March 8, 2006, TDK’s board of directors decided to restructure certain of its recording media business, including the withdrawal from the manufacturing of recordable CD and DVDs.
     Pursuant to that decision, TDK shut down the production facilities at its European subsidiary, TDK Recording Media Europe S.A. in Luxembourg in April 2006. In March 2006, TDK recorded a restructuring cost of ¥6,825 million ($58,333 thousand) which included a charge of ¥3,309 million ($28,282 thousand) relating to employee termination benefits. As a result of the restructuring, a total of 350 regular employees were terminated through May 31, 2006. In addition, TDK recorded a restructuring cost of ¥2,594 million ($22,171 thousand) relating to an impairment of property, plant and equipment in connection with the decision to shut down production facilities at its European subsidiary.
     The change of the restructuring liabilities for the year ended March 31, 2006 is as follows:

	Yen (Millions)
	2006
		Impairment on
	Workforce	property, plant
	reduction	and equipment	Other	Total

Beginning balance	¥—	—	—	—
Costs and expenses	3,309	2,594	922	6,825
Payments	286	—	242	528
Non-cash adjustments	—	2,594	—	2,594

Ending balance	¥3,023	—	680	3,703

	U.S. Dollars (Thousands)

Beginning balance	$—	—	—	—
Costs and expenses	28,282	22,171	7,880	58,333
Payments	2,444	—	2,068	4,512
Non-cash adjustments	—	22,171	—	22,171

Ending balance	$25,838	—	5,812	31,650

     Restructuring liabilities were included in Accrued expenses in the consolidated balance sheets as of March 31, 2006.
     TDK expects that the entire accrued liabilities of ¥3,703 million ($31,650 thousand) recognized at March 31, 2006 will be paid by September 30, 2006.
17. Assets Held for Sale
     At March 31, 2006, assets held for sale consists of certain property, plant and equipment, which were classified as held for sale in connection with the restructuring activities in Europe (Note 16) and certain property, plant and equipment in Japan in accordance with FASB Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. TDK recorded write-downs to fair value less cost to sell in the amount of ¥2,594 million ($22,171 thousand) in 2006, which was included in restructuring cost in the consolidated statements of income. TDK expects these assets to be sold during the year ended March 31, 2007.
     At March 31, 2005, assets and liabilities held for sale consists of assets and liabilities of TDK’s former subsidiary TDK Semiconductor Corporation (“TSC”), which was sold during the year ended March 31, 2006 (Note 21).

     The components of the assets and liabilities held for sale at March 31, 2006 and 2005 are as follows:

	Yen		U.S. Dollars
	(Millions)		(Thousands)

	2006	2005	2006

Assets held for sale
Current assets	¥—	548	$—
Net property, plant and equipment	4,110	430	35,128
Other assets	—	15	—

	4,110	993	35,128

Liabilities held for sale
Current liabilities	¥—	92	$—

18. Goodwill and Other Intangible Assets
     The components of acquired intangible assets excluding goodwill at March 31, 2006 and 2005, are as follows:

	Yen (Millions)
	2006
	Gross Carrying	Accumulated
	Amount	Amortization	Net Amount

Amortized intangible assets:
Patent	¥10,350	3,226	7,124
Customer relationships	10,673	441	10,232
Software	9,268	5,389	3,879
Other	7,024	1,658	5,366

Total	37,315	10,714	26,601

Unamortized intangible assets	¥2,877		2,877

	Yen (Millions)
	2005
	Gross Carrying	Accumulated
	Amount	Amortization	Net Amount

Amortized intangible assets:
Patent	¥10,347	2,242	8,105
Software	7,271	4,399	2,872
Other	2,346	715	1,631

Total	19,964	7,356	12,608

Unamortized intangible assets	¥639		639

	U.S. Dollars (Thousands)
	2006
	Gross Carrying	Accumulated
	Amount	Amortization	Net Amount

Amortized intangible assets:
Patent	$88,462	27,573	60,889
Customer relationships	91,222	3,769	87,453
Software	79,214	46,060	33,154
Other	60,034	14,171	45,863

Total	318,932	91,573	227,359

Unamortized intangible assets	$24,590		24,590

     Intangible assets subject to amortization are amortized using the straight-line method over their estimated useful lives to their estimated residual value of zero. The useful lives are 11 years for the Patents, 5 to 17 years for Customer relationships, 2 to 10 years for Internal-use Software, and 8 to 10 years for Other intangible assets.
     Aggregate amortization expense for the years ended March 31, 2006, 2005 and 2004 was ¥3,618 million ($30,923 thousand), ¥2,467 million and ¥2,626 million, respectively. Estimated amortization expense for the next five years is: ¥3,779 million in 2007, ¥3,217 million in 2008, ¥2,888 million in 2009, ¥2,730 million in 2010, and ¥2,440 million in 2011.
     The changes in the carrying amount of goodwill by segment for the year ended March 31, 2006 is as follows:

	Yen (Millions)
	Electronic
	materials and	Recording
	components	media	Total

March 31, 2004	¥10,029	—	10,029
Additions	991	—	991
Deductions	(1,975)	—	(1,975)
Translation adjustment	165	—	165

March 31, 2005	9,210	—	9,210
Additions	9,782	—	9,782
Deductions	(401)	—	(401)
Translation adjustment	862	—	862

March 31, 2006	¥19,453	—	19,453

	U.S. Dollars (Thousands)
	Electronic
	materials and	Recording
	components	media	Total

March 31, 2005	$78,718	—	78,718
Additions	83,607	—	83,607
Deductions	(3,427)	—	(3,427)
Translation adjustment	7,367	—	7,367

March 31, 2006	$166,265	—	166,265

     Goodwill additions during the year ended March 31, 2006 represent the excess of purchase price over the fair value of assets acquired and liabilities assumed in connection with the acquisition of Lambda Power Business in the amount of ¥4,854 million (Note 23) and ¥4,928 million in connection with an immaterial acquisition made during the year. Goodwill deductions during the year ended March 31, 2006 primarily consist of an impairment loss in the amount of ¥159 million and the reclassification to deferred income taxes in the amount of ¥154 million related to post-acquisition adjustment resulting from recognition of preacquisition tax benefits.
     Goodwill additions during the year ended March 31, 2005 represent the excess of purchase price over the fair value of assets acquired and liabilities assumed for a certain immaterial acquisition made during the year. Goodwill deductions during the year ended March 31, 2005 primarily consist of an impairment loss from discontinued operations in the amount of ¥1,856 million in connection with the discontinuation of TDK’s semiconductor business (Note 21) and a reclassification to deferred income taxes in the amount of ¥119 million related to post-acquisition adjustment resulting from recognition of preacquisition tax benefits.

19. Net Income per Share
     A reconciliation of the numerators and denominators of the basic and diluted net income per share computations is as follows:

	Yen			U.S. Dollars
	(Millions)			(Thousands)
	2006	2005	2004	2006

Income from continuing operations available to common stockholders	¥44,411	36,965	43,355	$379,581
Loss from discontinued operations available to common stockholders	310	3,665	1,254	2,649

Net income available to common stockholders	¥44,101	33,300	42,101	$376,932

	Number of shares (Thousands)
	2006	2005	2004

Weighted average common shares outstanding — Basic	132,239	132,293	132,475
Effect of dilutive stock options	116	83	48

Weighted average common shares outstanding — Diluted	132,355	132,376	132,523

	Yen			U.S. Dollars
	2006	2005	2004	2006

Income from continuing operations per share:
Basic	¥335.84	279.41	327.27	$2.87
Diluted	335.54	279.25	327.15	2.87
Loss from discontinued operations per share:
Basic	¥(2.34)	(27.70)	(9.47)	$(0.02)
Diluted	(2.34)	(27.69)	(9.46)	(0.02)
Net income per share:
Basic	¥333.50	251.71	317.80	$2.85
Diluted	333.20	251.56	317.69	2.85
20. Business and Credit Concentrations
     One significant customer, Maxtor Peripherals (S) Pte. Ltd., related to electronic materials and components business accounted for 11.5 percent, 12.6 percent and 12.1 percent of TDK’s net sales for the years ended March 31, 2006, 2005 and 2004, respectively, and 12.7 percent and 13.2 percent of trade receivables at March 31, 2006 and 2005, respectively.
     During the year ended March 31, 2006, the said customer agreed to be acquired by a competitor. The acquisition was completed in May 2006. During the year ended March 31, 2007, TDK will be losing the majority of the sales from this customer that it recorded in the year ended March 31, 2006.

21. Discontinued Operations
     On March 31, 2005, TDK entered into an agreement to sell all outstanding stock of its wholly owned subsidiary, TSC for $14,028 thousand to Golden Gates Capital (“Buyer”). The sale of TSC is part of TDK’s continuing shift away from non-core products and technologies. The sale agreement also includes earn-out payments, to be made by the Buyer to TDK, of up to $32,500 thousand. No earn-out payments were made through March 31, 2006. The payments are contingent upon certain milestones being met related to future revenue targets extending through 2007. The transaction was completed on April 8, 2005. TDK has accounted for the sale of TSC as a discontinued operation pursuant to FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, as TSC meets the definition of a “component of an entity”. The results of operations for this subsidiary have been reported as discontinued operations for all periods presented. Accordingly, certain financial statement information and related footnote disclosures related to prior periods have been reclassified.
     Selected financial information for the years ended March 31, 2006, 2005 and 2004 for the discontinued operations, are summarized as follows:

				U.S. Dollars
	Yen (Millions)			(Thousands)
	2006	2005	2004	2006

Net sales	¥45	2,242	3,070	$385
Loss from operations before income taxes (including loss on disposal of ¥224 million in 2006)	310	3,509	244	2,649
Income tax expense	—	156	1,010	—

Loss from discontinued operations	¥310	3,665	1,254	$2,649

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

22. Sale of a Subsidiary
     On October 1, 2004, TDK Logistics Corporation (“TDK Logistics”), a wholly owned subsidiary which provided warehousing and transportation services to only TDK, was acquired in a share for share exchange by Alps Logistics Co., Ltd. (“ALPS”), a third party listed company on the Tokyo Stock Exchange. The share exchange ratio was 0.82 of an ALPS share for one TDK Logistics share. The fair value of shares issued to effect this transaction was determined based on the market value of ALPS common shares at the consummation date and amounted to ¥3,365 million. As a result of the acquisition, TDK owns approximately 7.9 percent of the outstanding common stock of ALPS. TDK continues to use warehousing and transportation services which are now provided by ALPS. The sale of TDK Logistics does not meet the criteria for reporting as discontinued operations as the operations and cash flows of the former subsidiary will not be eliminated from the cash flows of TDK. TDK recorded a gain on sale of ¥1,799 million which is included in operating income in the consolidated statement of income for the year ended March 31, 2005.
23. Acquisition
     On October 1, 2005, TDK acquired 59 percent of the issued and outstanding common shares of Lambda Power Business from U.K.-based Invensys plc. The results of Lambda Power Business’s operations have been included in the accompanying consolidated financial statements of TDK since that date. The acquisition is intended to establish a more resilient operating base for TDK in the power supply field, which is expected to continue to grow in the years ahead, by combining TDK’s strengths with those of the various businesses of Lambda Power Business. The total purchase price was ¥24,202 million, net of cash acquired of ¥4,305 million.
     The purchase price has been allocated based on the fair value of the assets acquired, including identifiable intangible assets and liabilities assumed, at the date of acquisition. The excess of the cost of the acquisition over the net of amounts assigned to the fair value of the tangible and identifiable intangible assets acquired and the liabilities assumed is recorded as goodwill. Goodwill is not deductible for tax purposes. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition.

	Yen	U.S. Dollars
	(Millions)	(Thousands)

Current assets	¥23,176	$198,086
Property, plant and equipment	9,673	82,675
Intangible assets	13,686	116,974
Goodwill	4,854	41,487
Other assets	5,090	43,504

Total assets acquired	56,479	482,726

Current liabilities	(13,429)	(114,777)
Noncurrent liabilities	(9,583)	(81,906)
Minority interests	(9,265)	(79,188)

Total liabilities assumed	(32,277)	(275,871)

Net assets acquired	¥24,202	$206,855

     The acquired intangible assets which are being amortized have a weighted average useful life of approximately 15 years. The intangible assets include customer relationships of ¥9,778 million (16-years weighted average useful life), patented technology of ¥1,134 million (8-years weighted average useful life), and other intangible assets of ¥550 million (1-year weighted average useful life). The acquired intangible assets which are not being amortized include trademarks of ¥2,132 million and other intangible assets of ¥92 million.

Pro Forma Results
     The following unaudited pro forma financial information presents the combined results of operations of TDK and Lambda Power Business as if the acquisition had occurred as of April 1, 2005 and 2004. The results of Lambda Power Business have been included in the historical financial statements of TDK since the date of acquisition. The unaudited pro forma financial information is not intended to represent or be indicative of TDK’s consolidated results of operations or financial condition that would have been reported had the acquisition been completed as of the beginning of the periods presented and should not be taken as indicative of the TDK’s future consolidated results of operations or financial condition.
(Unaudited)

	Yen		U.S. Dollars
	(Millions)		(Thousands)
	2006	2005	2006

Net sales	¥816,431	¥702,566	$6,978,043
Income from continuing operations	44,188	35,354	377,675
Loss from discontinued operations	310	3,665	2,650
Net income	43,878	31,689	375,026

	Yen		U.S. Dollars
	2006	2005	2006

Income from continuing operations per share:
Basic	¥334.15	267.24	$2.86
Diluted	333.86	267.07	2.85
Loss from discontinued operations per share:
Basic	¥(2.34)	(27.70)	$(0.02)
Diluted	(2.34)	(27.69)	(0.02)
Net income per share:
Basic	¥331.81	239.54	$2.84
Diluted	331.52	239.38	2.83
     Unaudited pro forma net income for 2006 and 2005 includes ¥698 million (net of tax effect) for the amortization of acquired intangibles.
     On May 17, 2005, TDK acquired 100 percent of the issued and outstanding shares of Amperex Technology Limited (“ATL”), a Hong Kong based company engaged in the production and sale of Polymer Lithium Batteries with about 3,000 employees, for the total purchase price of approximately ¥8,666 million, net of cash acquired. In connection with this transaction, TDK recognized goodwill of ¥3,803 million and intangible assets of ¥3,497 million.

24. Related party transaction
     Receivables and payables include the following balances with affiliated companies at March 31, 2006 and 2005:

	Yen		U.S. Dollars
	(Millions)		(Thousands)
	2006	2005	2006

Due from	¥5,515	4,680	$47,137
Due to	5,169	5,068	44,179
     Purchases, research and development expenses, and sales include the following transactions with affiliated companies for the years ended March 31, 2006, 2005 and 2004:

	Yen			U.S. Dollars
	(Millions)			(Thousands)
	2006	2005	2004	2006

Gross purchase	¥55,963	52,351	46,608	$478,316
Less raw materials sold with no mark-up	(46,580)	(43,786)	(38,133)	398,120

Net purchases	9,383	8,565	8,475	80,196
Research and development expenses	2,141	2,089	1,130	18,299
Sales	249	198	161	2,128
25. Supplementary Information

	Yen			U.S. Dollars
	(Millions)			(Thousands)
	2006	2005	2004	2006

(a) Statement of Income
Research and development	¥45,528	36,348	32,948	$389,128
Rent	7,739	7,349	8,037	66,145
Maintenance and repairs	13,732	11,090	11,875	117,368
Advertising costs	4,828	4,926	6,261	41,265

(b) Statement of Cash Flows
Cash paid during year for:
Interest	¥749	331	350	$6,402
Income taxes	¥32,789	13,740	4,299	$280,248
Noncash activities
     In fiscal 2006, noncash investing activities related to the purchase of subsidiaries were as follows:

	Yen	U.S. Dollars
	(Millions)	(Thousands)

Short-term debt assumed in connection with business acquisition	¥781	$6,675
Long-term debt assumed in connection with business acquisition	2,107	18,009
     In fiscal 2005, TDK received a 7.9 percent ownership interest in ALPS having a fair value of ¥3,365 million in exchange for all issued and outstanding shares of TDK Logistics in a share-to-share exchange transaction.
     In fiscal 2004, there were no material noncash investing and financing activities.

Schedule II
TDK CORPORATION AND SUBSIDIARIES
Valuation and Qualifying Accounts
(In millions of yen)
Years ended March 31, 2006, 2005 and 2004

	Balance at
	beginning of	Charged to	Bad debts	Translation	Balance at
	period	earnings	written off	adjustment	end of period
Year ended March 31, 2006:

Allowance for doubtful receivables	¥2,560	1,355	71	220	4,064

Year ended March 31, 2005:

Allowance for doubtful receivables	¥2,000	598	106	68	2,560

Year ended March 31, 2004:

Allowance for doubtful receivables	¥2,850	(227)	373	(250)	2,000

Item 18. Financial Statements
     Not applicable.
Item 19. Exhibits
     Documents filed as exhibits to this annual report are as follows:
1.1	ARTICLES OF INCORPORATION (English translation)

1.2	REGULATIONS OF THE BOARD OF DIRECTORS (English translation)

2.1	SHARE HANDLING REGULATIONS (English translation)

8.1	List of Significant Subsidiaries

11.1	TDK CODE OF ETHICS (English translation)

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CEO of the Company

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CFO of the Company

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CEO of the Company

13.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CFO of the Company

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing of Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation
(Registrant)

Date: July 27, 2006	By:	/s/Hajime Sawabe

Hajime Sawabe
Representative Director,
Chairman and CEO