Form 20-F
period 2007-03-31
TDK CORP
filed 2007-09-18
CIK 203383

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2007
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
     Common stock
     Outstanding as of March 31, 2007: 132,434,205 shares (excluding treasury stock)
     Indicate by check mark whether if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the securities act.
Yes   ☑          No   ☐.
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes   ☐          No   ☑.
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
Yes   ☐          No   ☑.

               All information contained in this Report is as of March 31, 2007 unless otherwise specified. Fiscal 2007, fiscal 2006, fiscal 2005, fiscal 2004 and fiscal 2003 of this Report indicate TDK Corporation’s fiscal period of the fiscal years ended March 31, 2007, 2006, 2005, 2004 and 2003, respectively.
               The figures in this Report are expressed in yen and, solely for the convenience of the reader, are translated into United States dollars at the rate of ¥118 = U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of March 31, 2007. (See Note 2 of the Notes to Consolidated Financial Statements.) On August 31, 2007 the noon buying rate for yen cable transfers in New York City as reported by the Federal Reserve Bank of New York was ¥115.83 = $1. This translation should not be construed as a representation that the amounts shown could be converted into U.S. dollars at such rate.
Forward-Looking Statements
               This document contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK Corporation (“TDK”) and its group companies (TDK and its group companies are referred to also as “TDK” where the context so requires). These forward-looking statements are based on the current forecasts, estimates, assumptions, plans, beliefs and evaluations of TDK in light of information currently available to it, and contain known and unknown risks, uncertainties and other factors. TDK therefore wishes to caution readers that, being subject to risks, uncertainties and other factors, TDK’s actual results, performance, achievements or financial position could be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements, and TDK undertakes no obligation to publicly update or revise any forward-looking statements after the issue of this document except as required by law.
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
               The following selected consolidated financial data has been derived from the consolidated financial statements of TDK as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with and qualified in its entirety by reference to the Consolidated Financial Statements of TDK and subsidiaries, including the notes thereto, included in this document.
Income Statement Data

						Thousands of
						U.S. dollars,
						except per
						share
	Millions of yen, except per share amounts					amounts (1)
	2007	2006	2005	2004	2003	2007

Net sales	¥862,025	¥795,180	¥657,853	¥655,792	¥604,865	$7,305,297

Cost of sales	622,819	585,780	484,323	476,407	459,552	5,278,127

Gross profit	239,206	209,400	173,530	179,385	145,313	2,027,170
Selling, general and administrative expenses	159,106	142,052	119,886	122,875	115,569	1,348,356
Transfer to the government of the substitutional portion of Employees’ Pension Fund:
Subsidy from the government	—	—	(33,533)	—	—	—
Loss on settlement	—	—	27,347	—	—	—
Restructuring cost	510	6,825	—	—	5,197	4,322
Operating income	79,590	60,523	59,830	56,510	24,547	674,492
Income from continuing operations before income taxes	88,665	66,103	60,728	55,847	20,552	751,398
Income from continuing operations	70,125	44,411	36,965	43,355	13,593	594,280
Loss from discontinued operations	—	310	3,665	1,254	1,574	—
Net income	70,125	44,101	33,300	42,101	12,019	594,280

Per Common Share:
Income from continuing operations per share:
Basic	¥529.88	¥335.84	¥279.41	¥327.27	¥102.42	$4.49
Diluted	529.29	335.54	279.25	327.15	102.42	4.49
Loss from discontinued operations per share:
Basic	¥—	¥(2.34)	¥(27.70)	¥(9.47)	¥(11.86)	$—
Diluted	—	(2.34)	(27.69)	(9.46)	(11.86)	—
Net income per share:
Basic	¥529.88	¥333.50	¥251.71	¥317.80	¥90.56	$4.49
Diluted	529.29	333.20	251.56	317.69	90.56	4.49

Cash dividends	¥100.00	¥80.00	¥60.00	¥50.00	¥45.00
U.S. Dollar equivalents (2)	$0.85	$0.68	$0.56	$0.47	$0.38

Balance Sheet Data

	Millions of yen, except per share amounts					Thousands of
	and exchange rate for yen					U.S. dollars (1)
	2007	2006	2005	2004	2003	2007
Net working capital (3)	¥449,830	¥397,131	¥379,746	¥360,555	¥315,948	$3,812,118

Total assets	989,304	923,503	808,001	770,319	747,337	8,383,932

Short-term indebtedness	3,527	6,427	103	416	1,919	29,890

Long-term indebtedness	532	405	81	27	94	4,508

Retirement and severance benefits	32,290	26,790	28,839	73,521	84,971	273,644

Stockholders’ equity	762,712	702,419	639,067	576,219	553,885	6,463,661

Number of shares outstanding (in thousands)	132,434	132,267	132,245	132,409	132,625
Exchange Rate Information

Yen exchange rates per U.S. dollar (4)	Average	Term end	High	Low

Year ended March 31:
2003	121.10	118.07	133.40	115.71
2004	112.75	104.18	120.55	104.18
2005	107.28	107.22	114.30	102.26
2006	113.67	117.48	120.93	104.64
2007	116.55	117.56	121.81	110.07
2008 (through August 31, 2007)	119.91	115.83	124.09	113.81

Month of 2007:
March 2007			118.15	116.01
April 2007			119.84	117.69
May 2007			121.79	119.77
June 2007			124.09	121.08
July 2007			123.34	118.41
August 2007			119.76	113.81

Notes:

(1)	Translated, except for cash dividend amounts, for convenience of the reader into U.S. dollars at the rate of ¥118 = $1, the approximate rate on the Tokyo Foreign Exchange Market on March 31, 2007.

(2)	Translated based on the rates specified in Note (4) below on the respective dates of semi-annual payments for each year.

(3)	Net working capital is defined as current assets less current liabilities.

(4)	Based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average rates are computed based on the exchange rates on the last day of each month during the year.
B.	Capitalization and indebtedness
               Not applicable.

C.	Reasons for the offer and use of proceeds
               Not applicable.
D.	Risk factors
Our business is exposed to fluctuations in economic conditions that may adversely affect our business results and financial condition.
               The electronics industry, our field of operations, is highly susceptible to economic trends in the U.S., Europe, China and Japan, which are the main markets of end products. In addition, markets in these countries are constantly exposed to various risk factors such as international issues and economic fluctuations. Furthermore, the digital consumer products field is significantly affected by the extremely fast pace of technological innovation and competition in the development of new products as well as changes in economic conditions. Changes in the economic environments from our expectations could significantly affect our business results and financial condition.
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
               Overseas sales account for approximately 80 percent of total sales on a consolidated basis. Therefore, we may be exposed to international political risks, such as war, terrorism and other events; economic risks, such as fluctuations in foreign currency exchange rates and trade imbalance; and social risks, including disease and labor problems stemming from differences in cultures and customs. Such risks may give rise to changes of a far greater magnitude than we anticipate. We may also face unexpected barriers in building relationships with trading partners due to differences in commercial and business customs. These risks could lower productivity in manufacturing processes, undermine the competitiveness of products and hinder sales activities. These outcomes could in turn have a significant adverse effect on our business results and financial condition.
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
               We supply products in a broad range of fields in an electronics industry defined by intense competition. These fields include information technology and communications devices such as digital home appliances, personal computers and mobiles phones. Price is one of the main competitive factors differentiating us from other companies in an industry in which leading Japanese companies and Asian companies in South Korea and Taiwan have fueled intense price-based competition.
               However, pressure continues to mount from customers for price discounts. In the event that a fall in prices far exceeds our expectations or becomes protracted, there could be a material adverse effect on our profitability.
Rapid changes in technology could adversely affect our business and hurt our competitive position.
               We believe that our ability to increase sales by developing appealing, innovative products has an important role to play in our growth. However, it is extremely difficult to predict future demand in the rapidly changing electronics industry and develop new technologies to meet that demand. We may fail to develop and supply in a timely manner attractive, new products with innovative technologies for this industry and our markets. In the event that our technology innovations lag behind others and existing technology becomes obsolete due to the technological change at an unexpectedly rapid pace, actual earnings could differ significantly from our forecasts. Such events also may negatively affect our ability to compete in existing markets, resulting in a significant adverse effect on our business results and growth prospects.
Claims of product liability and other issues associated with the quality of our products could adversely affect our business results and brand name.
               We manufacture various products at overseas manufacturing bases that we are developing globally in accordance with ISO (International Organization for Standardization) quality management standards (ISO 9001) and the strict standards required by customers in the electronics industry.
               We cannot be fully certain, however, that all of our products are defect-free and immune from recalls at some later date. A product recall or a product liability claim against us caused by product defects could result in recall costs or damage claims, lower sales and have a negative impact on our reputation and brand, and may have a material adverse effect on TDK’s business performance. A situation resulting from poor product quality due to a major product defect could have a materially adverse effect on our business results and brand name.
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
               However, there are cases where our intellectual property rights cannot be fully protected in a particular region for reasons unique to that region. Furthermore, we may suffer damages resulting from the manufacture by a third party of similar products to our own with the unauthorized use of our intellectual property rights. Limitations of our ability to enforce our intellectual property rights in such regions could reduce the value of our products and brand and impair our ability to compete effectively.

Our business may suffer if we are sued for infringing upon the intellectual property rights of third parties.
               There may be cases where it is alleged that our products infringe on the intellectual property rights of third parties that may sue for damages as a result of such alleged infringement. If our defenses against such claims are not accepted in such disputes, we may have to pay damages and royalties and suffer losses such as the loss of markets. Whether or not our defenses against such claims are accepted, we may incur expenses related to participating in legal processes or settlement negotiations in defense of such claims.
               The failure to defend against such third party infringement claims could have a materially adverse effect on our business development and business results and financial condition.
Our success depends on attracting and retaining highly-skilled employees, and we would suffer material adverse effects if we are unable to do so.
               To prevail against fierce competition in the electronics industry, we believe that it is necessary to recruit and retain staff possessing advanced technical skills, and superior management ability, such as with respect to the ability to formulate strategy and organizational management.
               However, intense competition to recruit such skilled employees is not limited to the industries where we are active. Moreover, in Japan, the change of employment environment progresses rapidly because of the falling birthrate and the aging population, and the decline of the workforce population. These and other factors mean there is no guarantee that we will continue to be able to recruit and retain skilled employees. The inability to recruit and train personnel as planned could have a materially adverse effect on our operations, business results and growth prospects.
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
               Because of this, there may be cases where supplies of raw materials and other products to us are interrupted by an accident or some other event at a supplier, supply is suspended due to quality or other issues, or there is a shortage of or instability in supply due to a rapid increase in demand for finished products that use certain materials and products. If any of these situations becomes protracted, we may have difficulty finding substitutes in a timely manner from other suppliers, which could have a significant, adverse effect on our production and prevent us from fulfilling our responsibilities to supply products to our customers. Furthermore, such changes in the supply-demand equation may increase the price we pay for the raw materials. In the event of these or other similar occurrences, there could be a material adverse effect on our business results and financial condition.
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
               In the event that these laws and regulations become more stringent in the future, our business development could be affected adversely and we may incur additional operating costs. Furthermore, in the event that we are unable to respond appropriately to these laws and regulations, we may be forced to partially withdraw from certain businesses or take other actions.
               Government laws and regulations in their various forms may limit our ability to compete effectively.

Fluctuations in interest rates may have an adverse effect on our profitability.
               Although we attempt to limit our borrowings from third parties, from time to time, we or our subsidiaries may need to borrow funds from such third parties. To the extent that interest rates increase, we or our subsidiaries may be subject to higher interest expenses. In contrast, a protracted period of low interest rates also may have an adverse effect on us by limiting our interest income from investments. Low interest rates also may require us to make additional contributions to pension benefit funds since the assets of those funds may become under-funded. Either of these changes could have a material adverse effect on our business results and financial condition.
We are developing a business strategy whereby we sell to a concentrated number of Original Equipment Manufacturers (OEMs), and are thus susceptible to adverse changes with respect to the business of such OEMs.
               We are developing on a global scale an OEM business, whereby we supply electronic components to a variety of electronics manufacturers, personal computer makers and other customers.
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
               In recent years, mergers and acquisitions have been actively conducted in Japan and overseas. In the event that our customers go through reorganization or acquisition effected by enterprises of different business types with huge funds or by competitive enterprises, this situation could have a material adverse effect on our sales.
               Customers’ business results, changes in management strategy or other factors could thus have a material adverse effect on our business results and financial condition.
Our operations depend on facilities throughout the world and are subject to forces of nature that could disrupt our ability to serve our customers.
               We have many production sites and research and development facilities in Japan and overseas. These facilities and plants have taken measures to prevent damage caused by natural disasters. However, these facilities and plants could still suffer significant damage due to a force majeure event such as a large earthquake, typhoon or flood that far exceeds any level expected. In the event of interruption to manufacturing, disruption of transportation routes, damage to or disconnection of information and communications infrastructure, our ability to supply our customers could be affected for a long period of time. This situation could have a material adverse effect on our business results and financial condition.
If we are unable to comply with the various environmental laws and regulations to which we are subject, we may have to withdraw from certain business activities, which would have an adverse effect on our brand and business operations.
               We are subject to various environmental laws and regulations with respect to industrial waste and emissions into the atmosphere and water from our production processes in Japan and overseas and with respect to specified hazardous chemical substances used in the products. In the event that environmental protection regulations become more stringent in the future, our cost of compliance with such regulations may increase as well.
               In situations where we have difficulty responding appropriately to such demands and laws and regulations, we may be forced to withdraw from certain business activities impacting our brand name, which could have a material adverse effect on our business results and financial condition.

Japan’s Unit Share System could affect access to Japanese markets by holders of American Depositary Shares (“ADSs”), which could adversely affect the price of our shares.
               Pursuant to our Articles of Incorporation, 100 of our shares constitute one unit. A holder who owns ADRs evidencing less than 100 ADSs will indirectly own less than a whole unit of shares of Common Stock. Although, under the unit share system holders of less than a unit have the right to require us to purchase their shares, holders of ADRs evidencing ADSs that represent other than integral multiples of whole units are unable to exchange their ADRs for the underlying shares of Common Stock representing less than a unit and, therefore, are unable to exercise the rights to require us to purchase such underlying shares at this time. As a result, access to the Japanese markets by holders of ADRs through this mechanism will not be available for dispositions of shares of Common Stock in lots less than a unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.
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
History
               TDK Corporation (TDK Kabushiki Kaisha) is a corporation formed under the Company Law (formerly the Commercial Code of Japan). TDK’s principal place of business is at 13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272 Japan and its telephone number is +81-3-5201-7102. The agent in the U.S. for purposes of this Item 4 is TDK U.S.A. Corporation, 901 Franklin Avenue, P.O. Box 9302, Garden City, New York, NY 11530.
               TDK is a world leading manufacturer of recording media, ferrite products and recording device products, and a major producer of inductor, ceramic capacitor, magnet, HDD head and other components. TDK is a Tokyo-head quartered company founded on December 7, 1935 to commercialize ferrite.
               Historically, TDK’s growth has been centered on ferrite, a material invented in 1933 by Doctor Yogoro Kato and Doctor Takeshi Takei. Ferrite is indispensable as a magnetic substance in the manufacture of electronic equipment. It is a magnetic material with a ceramic structure composed of iron oxide and other metallic oxides. Its advantages over other magnetic materials include higher resistivity and thus lower eddy current loss while maintaining superior permeability and flux density. Based on its strong materials knowledge and production technology, TDK expanded into ceramic capacitors and magnetic recording tapes in the early 1950s, and ferrite magnets and coil components in the early 1960s. In the early 1980s, TDK began production of a magnetic head, continuing development to its modern day product, the “HDD head”. Since the 1990s, TDK has promoted the establishment of world-wide research and development organizations and environmental management efforts. TDK has continued to broaden its product development programs by building up expertise in materials technology and new recording-related products.
               In the years ended March 31, 2007, 2006 and 2005, TDK’s capital expenditures were ¥70.4 billion ($597 million), ¥73.9 billion and ¥61.0 billion, respectively. For further information of TDK’s capital expenditures, see “Capital Expenditures” included in Item 5.B. “Liquidity and capital resources”.
               TDK is planning capital expenditures of ¥75.0 billion ($636 million) in fiscal 2008, primarily for the expansion of production facilities and upgrading of facilities. Regarding TDK’s capital expenditure plans, TDK’s policy is to invest actively in targeted strategic fields to drive growth. TDK anticipates that the funds needed for the capital expenditures will be generated internally from its operations.

B.	Business overview
Sales by product category
               TDK’s businesses are broadly classified into two business segments: the electronic materials and components segment and the recording media segment.
               The following is a breakdown of consolidated net sales of TDK and its consolidated subsidiaries by business segment for fiscal 2007, 2006 and 2005:

	Years ended March 31
	2007	2006	2005	2007
	(millions of yen)			(millions of
	(%)			U.S. dollars)
Electronic Materials and Components:

Electronic materials	¥199,243	¥180,766	¥174,800	$1,688.5
	(23.1)	(22.7)	(26.6)
Electronic devices	198,199	154,680	116,387	1,679.7
	(23.0)	(19.5)	(17.7)
Recording devices	304,822	315,928	234,578	2,583.2
	(35.4)	(39.7)	(35.7)
Other electronic components	56,557	36,376	19,449	479.3
	(6.5)	(4.6)	(2.9)

Sub total	758,821	687,750	545,214	6,430.7
	(88.0)	(86.5)	(82.9)

Recording Media	103,204	107,430	112,639	874.6
	(12.0)	(13.5)	(17.1)

Total	¥862,025	¥795,180	¥657,853	$7,305.3
	(100.0)	(100.0)	(100.0)

Note:

The business segment information, in addition to being an Item 4 requirement, is required by the Japanese Securities Exchange Law. Segment information is unaudited.
Electronic Materials and Components segment TDK’s electronic materials and components segment is made up of four product sectors: (i) electronic materials; (ii) electronic devices; (iii) recording devices; and (iv) other electronic components. Overall business results of each sector in fiscal 2007 compared to fiscal 2006 are as follows.
(i) Electronic materials This sector is broken down into two product categories: capacitors, and ferrite cores and magnets.
               Capacitors: Sales of capacitors increased year over year, the result mainly of higher sales of multilayer ceramic chip capacitors, the main product in the capacitors category. Sales for use in PCs and flat-screen TVs were particularly strong.
               Ferrite cores and magnets: Sales of ferrite cores and magnets rose year over year. Sales of ferrite cores declined marginally as TDK terminated some products. On the other hand, sales of magnets rose. Ferrite magnet sales rose mainly on a weaker yen, while rare-earth magnets saw sales rise as production of HDDs increased.

(ii) Electronic devices This sector has three product categories: inductive devices, high-frequency components and other products.
               The growth of sales increased due to the inclusion of the Densei-Lambda Group in this sector from the second half of the previous fiscal year. In other words, this was the first full year the Densei-Lambda Group’s results have been reflected in the sector’s results, after only half a year’s sales were booked in the previous fiscal year. Even excluding these sales, existing businesses in the sector posted year over year sales growth. The Densei-Lambda Group became part of the TDK in October 2005. The Densei-Lambda Group is engaged in the business of power supplies.
               Inductive devices: Sales of inductive devices increased year over year, mainly as a result of higher sales of power line coils used in mobile phones and HDDs.
               High-frequency components: Sales of high-frequency components declined year over year, the result mainly of lower sales volumes and falling sales prices.
               Other products: Sales of other products increased year over year mainly due to higher sales of power supplies, which offset a slight decline in sales of sensors and actuators as sales prices fell.
(iii) Recording devices This sector has two product categories: HDD heads and other heads.
               HDD heads: Sales of HDD heads decreased year over year. TDK’s HDD head sales volume increased as a result of higher unit production of HDDs, which was driven by growing demand for HDDs for use in PCs as well as expanding applications in other consumer electronics. However, discounting pressure on HDD heads stemming from competition for market share among HDD manufacturers hurt results, leading to the overall decrease in sales.
               Other heads: Sales of other heads declined year over year.
(iv) Other electronic components This sector includes all other products of the electronic materials and components segment other than those in the three sectors above. These products include organic electroluminescence displays, anechoic chambers and mechatronics (production equipment).
               Sales of this sector was the result of higher sales of organic EL displays, mechatronics and other new products.
Recording Media This segment has three product categories: audiotapes and videotapes, optical media and other products. In March 2006, TDK decided to restructure certain of its recording media business, including withdrawing from the manufacture of recordable CD and DVDs. With this decision, TDK shut down the production facilities at its European subsidiary, TDK Recording Media Europe S.A. in Luxembourg in April 2006.
               Sales of audiotapes and videotapes declined year over year. The single largest reason is that while TDK maintained a high market share, demand is falling for these products as a whole.
               Sales of optical media rose year over year as higher sales volumes of these products outweighed a continued fall in unit prices of CD-Rs and DVDs.
               Sales of other products increased year over year. Sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers increased due to rising demand.

*Linear Tape-Open, LTO, LTO logo, Ultrium and Ultrium logo are trademarks of HP, IBM and Quantum in the U.S. and other countries.

       Marketing and Distribution
Marketing channels in Japan
               TDK markets electronic materials and components in Japan through its sales division, which had approximately 322 sales representatives at March 31, 2007.
               In Japan, TDK markets magnetic recording tapes and optical disks through 5 district sales offices with a staff of 60. Approximately 48 percent of domestic sales of TDK brand products are made to approximately 98 distribution agents. These agents in turn sell TDK brand products to over 38,000 retailers in Japan. Remaining TDK brand products are sold directly to approximately 5,000 retail stores in Japan. OEM sales are made to certain manufacturers as well.
Operations outside Japan
               TDK has 69 direct and indirect foreign subsidiaries as follows:
•	30 manufacture various product lines and distribute their products in their country of operation and other countries;

•	21 are sales subsidiaries which exclusively handle products manufactured by TDK;

•	1 is a holding company for the administration of TDK’s U.S. operations;

•	1 is a holding company for the administration of TDK’s European operations;

•	1 is a company for research and development in Ireland;

•	2 are companies for research and development in the U.S.;

•	1 is a company for engineering service for magnetic heads in Singapore;

•	1 is a local management company for the administration of TDK’s Chinese operations;

•	1 is a company for engineering service for magnetic heads in China;

•	1 is a company for engineering service for magnetic heads in South Korea;

•	1 is a holding company for the administration of Lambda’s U.S. operations;

•	1 is a company for the administration in Canada;

•	1 is a holding company for the administration of Lambda’s European operations;

•	3 are dormant companies and 3 are companies in the course of liquidation
               Principal manufacturing or assembly operations are conducted by subsidiaries in the following countries:
China	—	HDD heads, inductors, ferrite cores, capacitors, transformer, power supplies and ferrite magnets

United States	—	HDD heads, capacitors, ferrite magnets and power supplies

Taiwan	—	Capacitors, ferrite cores and power supplies

Philippines	—	HDD heads

Thailand	—	Audiotapes, rare-earth metal magnets and power supplies

Malaysia	—	Capacitors and high-frequency components

South Korea	—	Capacitors and inductors

Hungary	—	Capacitors and ferrite cores

Hong Kong	—	Ferrite cores
               A manufacturing subsidiary in Luxembourg ceased operation in April 2006.
               Outside of Japan, TDK relies on a combination of its sales force, distribution agents, retailers and directed sales efforts to market its products. TDK has sales subsidiaries in Germany, the United Kingdom, the United States, Singapore, Australia, Brazil, Poland, China, China (Hong Kong), Philippines, France, Italy and Sweden.

               TDK’s production sites are spread in many different regions in the world, which enables TDK to more easily adapt to fluctuating exchange rates and potential trade barriers. Production outside Japan as a percentage of sales outside Japan was 77.7 percent in fiscal 2007, 79.0 percent in fiscal 2006 and 81.9 percent in fiscal 2005.
               Consolidated net sales of TDK and subsidiaries by geographical area for fiscal 2007, 2006 and 2005 were as follows:

	Years ended March 31
	2007		2006		2005		2007
	(millions of yen) (%)						(millions of U.S. dollars)
Japan	¥187,056	(21.7)	¥168,554	(21.2)	¥159,487	(24.2)	$1,585.2

North America	75,862	(8.8)	65,931	(8.3)	58,850	(9.0)	642.9

Europe	82,721	(9.6)	74,846	(9.4)	71,085	(10.8)	701.0

Asia and others	516,386	(59.9)	485,849	(61.1)	368,431	(56.0)	4,376.2

Total	¥862,025	(100.0)	¥795,180	(100.0)	¥657,853	(100.0)	$7,305.3

Note:

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
               In Japan and elsewhere, the markets in which TDK sells its products are highly competitive. TDK believes that the principal element of competition in recording media segment is the marketing strategy. The digital technologies, however, have made difficult the differentiation of recording media products, so that the pricing has become a more important market tool. TDK has been pursuing the total business efficiency of recording media segment through the ways of diminution of its in-house production of optical discs, integration of research and development resources, and so forth.

Raw Materials and Sources of Supply
               TDK purchases a wide variety of raw materials, machines, tools and parts for use in the manufacture of its products. The principal raw materials purchased include plastic resin, used to mould tape cassette shell and in packaging, magnetic powder of iron oxide, base film for magnetic tape and various electronic and mechanical parts. For products manufactured in Japan, TDK purchases such raw materials from approximately 1,800 different sources, primarily in Japan. However, TDK purchases base tape from mainly three suppliers in Japan, although alternative sources of supply exist. Recently TDK increased its purchases from overseas and also increased local procurement of raw materials. No single source accounted for more than 10 percent of total purchases for fiscal 2007.
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
               As of March 31, 2007, TDK had 69 overseas subsidiaries and 19 Japanese subsidiaries. See Exhibit 8.1 “List of Significant Subsidiaries” for further information.

D.	Property, plants and equipment
               TDK’s manufacturing operations are conducted primarily at 35 plants in Japan and 25 plants overseas.
               The following table sets forth information, as of March 31, 2007, with respect to TDK’s manufacturing facilities, the sites of which approximately 76 percent (in terms of floor space) are owned by TDK.

	Number of	Floor space
	principal	(thousands of
Location	factories	square feet)	Principal products manufactured
Japan

Akita	16	2,066	Capacitors, ferrite cores, inductors and high-frequency components
Nagano	4	1,150	HDD heads and optical disks
Chiba	1	663	Rare-earth metal magnets, ferrite cores and power supplies
Yamanashi	3	603	HDD heads and data storage tapes
Oita	1	471	Videotapes
Shizuoka	2	465	Ferrite magnets
Yamagata	3	345	Inductors
Iwate	1	298	Capacitors
Ibaraki	3	217	Display and power supplies
Niigata	1	54	Power supplies

Overseas

China	7	5,147	HDD heads, inductors, ferrite cores, capacitors, transformer, power supplies and ferrite magnets
United States of America	7	746	HDD heads, capacitors, ferrite magnets and power supplies
Philippines	1	441	HDD heads
Thailand	2	435	Audiotapes, rare-earth metal magnets and power supplies
Taiwan	1	380	Capacitors, ferrite cores and power supplies
Malaysia	2	364	Capacitors and high-frequency components
South Korea	1	164	Capacitors and inductors
Hungary	1	160	Capacitors and ferrite cores
United Kingdom	1	42	Power supplies
China (Hong Kong)	1	42	Ferrite cores
Israel	1	28	Power supplies

Total	60	14,281
               TDK considers all of its principal manufacturing facilities and other significant properties to be in good condition and adequate to meet the needs of its operations. TDK owns each of its significant properties.
               In addition, TDK utilizes additional floor space at the above plants and elsewhere for laboratories, office buildings, and employee housing and welfare facilities, with an aggregate floor space of 7,756 thousand square feet, of which approximately 51 percent is owned by TDK and the balance is leased to TDK.

Item 4A.	Unresolved Staff Comments
               None.

Item 5.	Operating and Financial Review and Prospects
Overview
               TDK was established in 1935 as the world’s first company to commercialize a magnetic material called ferrite. In the ensuing years, TDK developed and commercialized a host of other materials and products. The drive to develop new products is based on TDK’s founding spirit of “Contribute to culture and industry through creativity.”
               Looking ahead, TDK is determined to further refine its materials, processes and core technologies to continue to be an Exciting Company and a consummate e-material solution provider that expeditiously delivers highly valued products to customers.
               TDK’s operations are affected by the economic conditions in various regions of the world, including Japan, the United States, Europe and Asia. During the past fiscal year, the U.S. economy recorded healthy growth underpinned by consumer spending and capital expenditures, despite a drop-off in housing investment. Meanwhile, European economies grew on balanced domestic and external demand. In Asia, China maintained a high growth rate and the economies of India and South Korea experienced moderate growth. The Japanese economy also experienced moderate growth, mainly due to capital expenditures fueled by strong corporate earnings.
               In the electronics market, which has a large bearing on the TDK’s performance, fiscal 2007 was notable for buoyant demand for mobile phones, notebook PCs and flat-screen TVs. This demand, together with an increase in the number of electronic components used in finished products as a result of the increasing sophistication and number of features of these products, led to even higher demand for electronic components.
               Amid this operating environment, TDK took steps in fiscal 2007 to respond to the increasing demand for its components. In addition to increasing production capacity to produce its multilayer ceramic chip capacitors and other components, TDK entered into an equity-based business alliance with Tabuchi Electric Co., Ltd. (by way of a strategic investment by TDK in purchasing 14 percent of Tabuchi’s outstanding shares) to strengthen the power supplies business.
               TDK posted consolidated net sales of ¥862,025 million ($7,305,297 thousand) in fiscal 2007, an increase of 8.4 percent from ¥795,180 million in fiscal 2006.
               Operating income increased 31.5 percent from ¥60,523 million in fiscal 2006 to ¥79,590 million ($674,492 thousand) in fiscal 2007.
               Income from continuing operations before income taxes increased 34.1 percent from ¥66,103 million in fiscal 2006 to ¥88,665 million ($751,398 thousand) in fiscal 2007.
               Net income rose 59.0 percent from ¥44,101 million in fiscal 2006 to ¥70,125 million ($594,280 thousand) in fiscal 2007.
               Net income per common share on a non-diluted basis was ¥529.88 in fiscal 2007, an increase from ¥333.50 in fiscal 2006.
               TDK’s businesses are broadly classified into two business segments: the electronic materials and components segment and the recording media segment.
               Electronic Materials and Components Segment is made up of four product sectors: (1) electronic materials, (2) electronic devices, (3) recording devices, and (4) other electronic components. This segment’s net sales climbed 10.3 percent to ¥758,821 million ($6,430,687 thousand) in fiscal 2007, from ¥687,750 million in fiscal 2006, while segment operating income rose 10.0 percent to ¥81,775 million ($693,009 thousand) in fiscal 2007, from ¥74,333 million in fiscal 2006.

               Recording Media Segment has three product categories: audiotapes and videotapes, optical media and other products. This segment’s sales declined 3.9 percent from ¥107,430 million in fiscal 2006 to ¥103,204 million ($874,610 thousand) in fiscal 2007. Operating loss of the recording media segment in fiscal 2007 was ¥2,185 million ($18,517 thousand), up ¥11,625 million from fiscal 2006. In March 2006, TDK decided to restructure certain of its recording media business, including withdrawing from the manufacture of recordable CD and DVDs, and recorded a restructuring cost of ¥510 million ($4,322 thousand) and ¥6,825 million for the years ended March 31, 2007 and 2006, respectively.

A.	Operating Results
Results of Operations

	Years ended March 31
	2007	2006	2005	2007
	(millions of yen)			(thousands
	(%)			of dollars)
Net sales	¥862,025	¥795,180	¥657,853	$7,305,297
	(100.0)	(100.0)	(100.0)
Cost of sales	622,819	585,780	484,323	5,278,127
	(72.3)	(73.7)	(73.6)
Gross profit	239,206	209,400	173,530	2,027,170
	(27.7)	(26.3)	(26.4)
Selling, general and administrative expenses	159,106	142,052	119,886	1,348,356
	(18.4)	(17.9)	(18.2)
Transfer to the government of the substitutional portion of Employees’ Pension Fund:
Subsidy from the government	—	—	(33,533)	—
	—	—	(-5.1)
Loss on settlement	—	—	27,347	—
	—	—	(4.2)
Restructuring cost	510	6,825	—	4,322
	(0.1)	(0.8)	—
Operating income	79,590	60,523	59,830	674,492
	(9.2)	(7.6)	(9.1)
Other income (other deductions)	9,075	5,580	898	76,906
	(1.1)	(0.7)	(0.1)
Income taxes and minority interests, net of tax	18,540	21,692	23,763	157,118
	(2.2)	(2.7)	(3.6)
Loss from discontinued operations	—	310	3,665	—
	—	(0.1)	(0.5)

Net income	¥70,125	¥44,101	¥33,300	$594,280
	(8.1)	(5.5)	(5.1)

Sales by Region

	Years ended March 31
	2007	2006	2005	2007
	(millions of yen)			(thousands
	(%)			of dollars)
Japan	¥171,352	¥173,658	¥184,025	$1,452,136
	(19.9)	(21.8)	(28.0)
North and South America	103,124	90,192	77,813	873,932
	(11.9)	(11.4)	(11.8)
Europe	83,545	75,895	71,702	708,009
	(9.7)	(9.5)	(10.9)
Asia (excluding Japan) and Oceania	499,505	451,710	321,612	4,233,093
	(58.0)	(56.8)	(48.9)
Middle East and Africa	4,499	3,725	2,701	38,127
	(0.5)	(0.5)	(0.4)

Net sales	¥862,025	¥795,180	¥657,853	$7,305,297
	(100.0)	(100.0)	(100.0)

               This summary of sales by region is based on the location of the customer.

Segment Information
               The following industry and geographic segment information is required by the Japanese Securities Exchange Law. Segment information is unaudited.
Industry Segment Information

	Years ended March 31
	2007	2006	2005	2007
	(millions of yen)			(thousands
				of dollars)
ELECTRONIC MATERIALS AND COMPONENTS
Net sales
External sales	¥758,821	¥687,750	¥545,214	$6,430,687
Intersegment	—	—	—	—

Total revenue	758,821	687,750	545,214	6,430,687
	(100.0%)	(100.0%)	(100.0%)	(100.0%)
Operating expenses	677,046	613,417	477,694	5,737,678
	(89.2%)	(89.2%)	(87.6%)	(89.2%)

Operating income	¥81,775	¥74,333	¥67,520	$693,009
	(10.8%)	(10.8%)	(12.4%)	(10.8%)

Identifiable assets	735,204	672,596	537,593	6,230,542
Depreciation and amortization	62,605	53,599	47,409	530,551
Capital expenditures	68,394	71,070	57,192	579,610

RECORDING MEDIA
Net sales
External sales	¥103,204	¥107,430	¥112,639	$874,610
Intersegment	—	—	—	—

Total revenue	103,204	107,430	112,639	874,610
	(100.0%)	(100.0%)	(100.0%)	(100.0%)
Operating expenses	105,389	121,240	120,329	893,127
	(102.1%)	(112.9%)	(106.8%)	(102.1%)

Operating income (loss)	¥(2,185)	¥(13,810)	¥(7,690)	$(18,517)
	(-2.1%)	(-12.9%)	(-6.8%)	(-2.1%)

Identifiable assets	75,442	79,109	84,160	639,339
Depreciation and amortization	2,732	4,941	5,397	23,152
Capital expenditures	2,046	2,841	3,813	17,339

ELIMINATIONS AND CORPORATE
Corporate assets	¥178,658	¥171,798	¥186,248	$1,514,051

TOTAL
Net sales
External sales	¥862,025	¥795,180	¥657,853	$7,305,297
Intersegment	—	—	—	—

Total revenue	862,025	795,180	657,853	7,305,297
	(100.0%)	(100.0%)	(100.0%)	(100.0%)
Operating expenses	782,435	734,657	598,023	6,630,805
	(90.8%)	(92.4%)	(90.9%)	(90.8%)

Operating income	¥79,590	¥60,523	¥59,830	$674,492
	(9.2%)	(7.6%)	(9.1%)	(9.2%)

Identifiable and corporate assets	989,304	923,503	808,001	8,383,932
Depreciation and amortization	65,337	58,540	52,806	553,703
Capital expenditures	70,440	73,911	61,005	596,949

Geographic Segment Information

	Years ended March 31
	2007	2006	2005	2007
	(millions of yen)			(thousands
				of dollars)
JAPAN
Net sales (1)	¥397,147	¥360,210	¥339,493	$3,365,653
Operating income	31,277	49,437	26,382	265,059
Identifiable assets	363,203	347,942	305,717	3,077,992

NORTH AND SOUTH AMERICA
Net sales (1)	111,689	105,979	87,594	946,517
Operating income	7,869	9,995	5,496	66,687
Identifiable assets	99,585	100,611	70,844	843,941

EUROPE
Net sales (1)	84,329	76,240	71,682	714,653
Operating income (loss)	(3)	(9,996)	(5,125)	(25)
Identifiable assets	50,941	45,729	44,961	431,703

ASIA AND OTHERS
Net sales (1)	572,979	531,824	400,866	4,855,754
Operating income	41,515	12,607	33,551	351,822
Identifiable assets	387,002	348,008	263,621	3,279,678

ELIMINATIONS AND CORPORATE
Net sales (1)	304,119	279,073	241,782	2,577,280
Operating income (loss)	1,068	1,520	474	9,051
Identifiable assets	88,573	81,213	122,858	750,618

TOTAL
Net sales	¥862,025	¥795,180	¥657,853	$7,305,297
Operating income	79,590	60,523	59,830	674,492

Identifiable and corporate assets	989,304	923,503	808,001	8,383,932

OVERSEAS SALES (2)
Americas	¥103,124	¥90,192	¥77,813	$873,932
Europe	83,545	75,895	71,702	708,009
Asia and others	504,004	455,435	324,313	4,271,220
Overseas sales total	¥690,673	¥621,522	¥473,828	$5,853,161
Percentage of consolidated sales	80.1%	78.2%	72.0%	80.1%

Notes:

(1)	Net sales in each geographic area are based on the location of TDK entities where the sales are generated.

(2)	Overseas sales are based on the location of the customers.

Fiscal 2007 Compared to Fiscal 2006
Sales
               Consolidated net sales increased 8.4 percent from ¥795.2 billion to ¥862.0 billion ($7,305.3 million) for the fiscal year ended March 31, 2007.
               Looking at economic conditions worldwide during the past fiscal year, the U.S. economy recorded healthy growth underpinned by consumer spending and capital expenditures, despite a drop-off in housing investment. Meanwhile, European economies grew on balanced domestic and external demand. In Asia, China maintained a high growth rate and the economies of India and South Korea experienced moderate growth. The Japanese economy also experienced moderate growth, mainly due to capital expenditures fueled by strong corporate earnings.
               In the electronics market, which has a large bearing on the TDK’s performance, fiscal 2007 was notable for buoyant demand for mobile phones, notebook PCs and flat-screen TVs. This demand, together with an increase in the number of electronic components in finished products as a result of the increasing sophistication and number of features of these products, led to even higher demand for electronic components.
               Amid this operating environment, TDK took steps in fiscal 2007 to respond to the increasing demand for its components. In addition to increasing production capacity of its multilayer ceramic chip capacitors and other components, TDK entered into an equity-based business alliance with Tabuchi Electric Co., Ltd. (by way of strategic investment of TDK purchasing 14 percent of Tabuchi’s outstanding shares) to strengthen the power supplies business.
               As a result, the electronic materials and components segment posted net sales of ¥758.8 billion ($6,430.7 million), up 10.3 percent from ¥687.8 billion in the previous fiscal year.
               Electronic Materials and Components Segment is made up of four product sectors: (1) electronic materials, (2) electronic devices, (3) recording devices, and (4) other electronic components.
               Electronic Materials: Sales in the electronic materials sector rose 10.2 percent from ¥180.8 billion to ¥199.2 billion ($1,688.5 million). Sales of capacitors increased year over year, the result mainly of higher sales of multilayer ceramic chip capacitors, the main product in the capacitors category. Sales for use in PCs and flat-screen TVs were particularly strong. Sales of ferrite cores and magnets rose compared to the prior fiscal year. Sales of ferrite cores declined marginally as TDK terminated some products. On the other hand, sales of magnets rose. Ferrite magnet sales rose mainly on a weaker yen, while rare-earth magnets saw sales rise as production of HDDs increased.
               Electronic Devices: Sales in the electronic devices sector climbed 28.1 percent from ¥154.7 billion to ¥198.2 billion ($1,679.7 million). This large year over year increase reflected the inclusion of the Lambda Power Business in this sector from the second half of the previous fiscal year. In other words, this was the first full year the Lambda Power Business results have been reflected in the sector’s results, after only half a year’s sales were booked in the previous fiscal year. Even excluding these sales, existing businesses in the sector posted year over year sales growth. Sales of inductive devices increased compared to the prior fiscal year, mainly as a result of increased sales of power line coils used in mobile phones and HDDs. Sales of high-frequency components declined compared to the prior fiscal year, the result mainly of lower sales volumes and decreased sales prices. Sales of other products increased compared to the prior fiscal year mainly due to increased sales of power supplies, which offset a slight decline in sales of sensors and actuators as sales prices fell.
               Recording Devices: In the recording devices sector, sales declined 3.5 percent from ¥315.9 billion to ¥304.8 billion ($2,583.2 million). Sales of HDD heads decreased year over year. TDK’s HDD head sales volume increased due to higher unit production of HDDs for use in PCs as well as new applications in other consumer electronics. In terms of HDD head volume, therefore, TDK absorbed a negative effect caused by the fact that, in fiscal 2007, TDK lost one of its largest customers for HDD heads, Maxtor Peripherals (S) Pte. Ltd., which had been acquired by a HDD manufacturer. However, discounting pressure on HDD heads stemming from competition for market share among HDD manufacturers led to the overall decrease in sales. Sales of other heads declined year over year.

               Other Electronic Components: Sales in the other electronic components sector increased 55.5 percent from ¥36.4 billion to ¥56.6 billion ($479.3 million) compared to the prior fiscal year. This was the result of increased sales of organic EL displays, mechatronics and other new products.
               Operating income of the electronic materials and components segment in fiscal 2007 was ¥81.8 billion ($693.0 million), an increase of ¥7.5 billion as compared to fiscal 2006. In spite of strong pressure by customers to reduce sales prices of TDK products in each segment, TDK’s sales cost ratio improved because of increased productivity in the manufacture of electronic materials and components, cost improvement, structural reforms undertaken by TDK that reduced its costs and reductions in the prices of materials used by TDK.
               In the recording media segment, sales decreased 3.9 percent from ¥107.4 billion to ¥103.2 billion ($874.6 million). Sales of audiotapes and videotapes declined compared to the prior fiscal year and while TDK maintained a high market share, demand decreased for these products as a whole. Sales of optical media increased compared to the prior fiscal year and sales volumes of these products outweighed a continued fall in unit prices of CD-Rs and DVDs. Sales of other products, recording media products other than audiotapes, videotapes and optical media products increased year over year. Sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers increased due to strong demand.
               Operating loss of the recording media segment in fiscal 2007 was ¥2.2 billion ($18.5 million), a loss that was ¥11.6 billion less than the ¥13.8 billion operating loss in fiscal 2006. Operating loss improved significantly due to the effect of restructuring including restructuring costs which decreased by ¥6.3 billion.
               *Linear Tape-Open, LTO, the LTO Logo, Ultrium and the Ultrium Logo are trademarks of HP, IBM and Quantum in the U.S. and other countries.
               By region, sales in Japan declined 1.3 percent from ¥173.7 billion to ¥171.4 billion ($1,452.1 million). Overseas sales increased 11.1 percent from ¥621.5 billion to ¥690.7 billion ($5,853.2 million). Overseas sales accounted for 80.1 percent of consolidated net sales.

Net Sales Geographic Segments
               Japan: In Japan, sales in the electronic materials, electronic devices and other electronic components sectors increased, while sales in the recording devices sector and recording media segment declined. Operating income of the electronic materials and components segment decreased by ¥20.5 billion due to the absence in fiscal 2007 of the recognition of operating income as was recognized in fiscal 2006 from the payment made by its subsidiary in Asia to TDK in the amount of ¥24.0 billion (relating to the assessment of additional tax in fiscal 2005 on prices charged and paid by TDK in connection with sales and purchases of products involving the subsidiary). This effect was mitigated by improved operation capacity. Although operating loss of the recording media segment improved slightly, operating income in this region decreased by ¥19.0 billion to ¥29.8 billion.
               Asia (excluding Japan) and Oceania: In Asia (excluding Japan) and Oceania, sales increased in the electronic materials, electronic devices, other electronic components sectors and recording media segment, but sales declined in the recording devices sector. Operating income of the electronic materials and components segment increased by ¥28.9 billion. This was because significant operating loss of the other electronic components sector reversed to operating income due to profit increase without the recognition of operating loss in the previous year from the payment made by its subsidiary in Asia to TDK in the amount of ¥24.0 billion relating to the assessment of additional tax in fiscal 2005 on prices charged and paid by TDK in connection with sales and purchases of products involving the subsidiary, in addition to increase in operating income by increasing sales of each sector above, and operating income of the recording media segment also increased slightly. Operating income in this region increased by ¥28.9 billion to ¥41.4 billion.
               North and South America: In the Americas, sales increased in the electronic materials, electronic devices and other electronic components sectors. The lower yen versus the U.S. dollar also led to increased sales. Operating income of the electronic materials and components segment decreased by ¥0.7 billion due to a decrease in operating income mainly in the recording devices sector, and slight decline in operating income of the recording media segment. Operating income in this region decreased by ¥0.9 billion to ¥8.4 billion.
               Europe: In Europe, sales increased in the electronic materials and electronic devices sectors. Although operating income of the electronic materials and components segment decreased slightly, operating loss of the recording media segment improved significantly due to reduction to operating loss of ¥0.1 billion, ¥10.2 billion up from fiscal 2006, by the effect of restructuring including restructuring costs which decreased by ¥6.3 billion. Operating loss in this region upturned by ¥10.0 billion to ¥0.0 billion (¥12 million).

Effect of foreign exchange movements
               In fiscal 2007, overseas sales accounted for 80.1 percent of consolidated net sales, an increase of 1.9 percent compared to the prior fiscal year. As a result, fluctuations in foreign exchange rates had a significant effect on TDK’s consolidated sales and income. During fiscal 2007, the yen’s value declined 3.2 percent against the U.S. dollar and 8.8 percent against the Euro, based on TDK’s average internal exchange rates. Overall, exchange rate movements had the effect of increasing net sales by approximately ¥24.7 billion and operating income by approximately ¥6.1 billion in fiscal 2007.
               By region, foreign exchange fluctuations increased sales in Japan by about ¥6.5 billion, in Asia (excluding Japan) and Oceania by about ¥19.7 billion, in the North and South America by about ¥4.0 billion and in Europe by about ¥7.6 billion. The effect of foreign exchange fluctuations on consolidated net sales after the elimination of intersegment transactions between and among TDK and consolidated subsidiaries was about ¥24.7 billion.
               TDK conducts a large share of business activities outside Japan. Such activities include manufacturing and sales, as well as research, design and procurement. In-region production ratio for the sales amount in fiscal 2007 represented 100.6 percent compared with 102.2 percent in the 2006 fiscal year of sales in Asia (excluding Japan) and Oceania, 23.8 percent compared with 22.0 percent in the 2006 fiscal year in the Americas, and 17.2 percent compared with 19.1 percent in the 2006 fiscal year in Europe. Overseas production accounted for 62.2 percent of total sales in fiscal 2007, compared with 61.7 percent one year earlier, and for 77.7 percent of overseas sales, compared with 79.0 percent one year earlier. The rise in the percentage of overseas production in fiscal 2007 is mainly due to higher production in Asia in the electronic materials and components segment.
               TDK and certain overseas consolidated subsidiaries hedge exposure to foreign exchange movements by entering into forward foreign exchange contracts and swaps for some foreign currency-denominated obligations. Foreign exchange risk arising from operating activities is hedged by using forward foreign exchange contracts. In principle, TDK’s policy is to hedge up to 50 percent of expected foreign currency-denominated accounts receivable for each month for the next six months to follow. Due to the global nature of operations, management realizes that currency movements continue to have the potential to exert a material influence on consolidated performance.

Cost and expenses
               The cost of sales increased 6.3 percent to ¥622.8 billion in fiscal 2007 from ¥585.8 billion in fiscal 2006 due primarily to higher sales. Cost of sales decreased from 73.7 percent to 72.3 percent of net sales, respectively. In spite of strong pressures by customers to reduce sales prices of TDK products in each segment, TDK’s sales cost ratio improved because of increased productivity in the manufacture of electronic materials and components, structural reforms undertaken by TDK that reduced its cost and reductions in the prices of materials used by TDK. As a result, gross profit was 27.7 percent in fiscal 2007, compared to gross profit of 26.3 percent in fiscal 2006.
               Selling, general and administrative expenses increased by ¥17.1 billion from ¥142.1 billion in fiscal 2006 to ¥159.1 billion in fiscal 2007. This represented an increase from 17.9 percent to 18.4 percent of net sales, respectively. The increase was mainly a result of the inclusion of operating results of Lambda Power Business for the whole fiscal year in fiscal 2007, while in fiscal 2006 this business was included only for the second half period, resulting in an increase of ¥7.4 billion in such expenses. Exchange rate effects from a weaker yen of ¥4.5 billion also attributed the increase of ¥17.1 billion. Research and development expenses included in selling, general and administrative expenses increased by ¥4.6 billion from ¥45.5 billion in fiscal 2006 to ¥50.1 billion in fiscal 2007, and increased from 5.7 percent to 5.8 percent of net sales, respectively. The increase was mainly due to the increase in the production of HDD heads. Also the inclusion of Lambda Power Business resulted in an increase of ¥0.8 billion in research and development expenses.
               In addition, TDK decided to restructure certain of its recording media business in March 2006, including the withdrawal from the manufacturing of recordable CD and DVDs, and recorded a restructuring cost of ¥0.5 billion ($4.3 million) and ¥6.8 billion for the years ended March 31, 2007 and 2006, respectively.
Other income and deductions
               Other income (deductions) improved ¥3.5 billion from the previous fiscal year, reflecting a ¥3.4 billion increase in interest primarily from bank deposits and dividend income from equity investments from companies that are not consolidated in TDK’s financial statements due to an increase in interest rates outside of Japan.
Income taxes and minority interests
               The ratio of income taxes to income from continuing operations before income taxes (the effective tax rate) decreased from 31.9 percent in fiscal 2006 to 19.2 percent in fiscal 2007. The decrease reflects the higher amounts of income earned in overseas subsidiaries in regions with lower tax rates than TDK’s effective tax rate for all other jurisdictions in which it pays income taxes, decrease in additional valuation allowance provided relating to net operating losses during the year, and one-time reversals of income tax payables as a result of the agreement with the Tax Bureau related to prices in connection with sales and purchases of products involving its overseas subsidiaries.
Net income
               TDK earned net income of ¥70.1 billion, resulting in net income per diluted share of ¥529.29, compared with ¥333.20 in the previous fiscal year. Return on Equity, which is net income divided by average total stockholders’ equity, increased from 6.6 percent to 9.6 percent. This was mainly due to a ¥26.0 billion increase in net income.
               Cash dividends per share paid during fiscal year 2007 were ¥100. This dividend was the sum of the June 2006 year-end dividend of ¥50 and the December 2006 interim dividend of ¥50. (Shareholders of record on March 31, 2007 received a cash dividend of ¥60 per share at the end of June 2007.)
               In fiscal 2006, consolidated net income included loss from discontinued operations of ¥310 million related to TDK Semiconductor Corporation (“TSC”). See discussion at Discontinued Operations.

Fiscal 2006 Compared to Fiscal 2005
Sales
               Consolidated net sales increased 20.9 percent from ¥657.9 billion to ¥795.2 billion for the fiscal year ended March 31, 2006.
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
               As a result, the electronic materials and components segment posted net sales of ¥687.8 billion, up 26.1 percent from ¥545.2 billion in the previous fiscal year.
               Sales in the electronic materials sector rose 3.4 percent from ¥174.8 billion to ¥180.8 billion. Sales of multilayer chip capacitors, a mainstay of capacitor products, increased marginally year over year, as the impact on sales of sluggish demand in the communications market and falling prices was offset by higher sales to the car electronics market. A weaker yen also supported sales. Sales of ferrite cores and magnets rose year over year. Sales of ferrite cores were largely unchanged, as higher sales from increasing demand for power supply cores was negated by lower sales of cores used in CRT TVs. Ferrite magnet sales were also largely unchanged, with lower demand stemming from customer inventory cutbacks offset by higher sales of products to the car electronics market. Sales of rare-earth magnets rose on increasing HDD demand.
               Sales in the electronic devices sector leapt 32.9 percent to ¥154.7 billion, from ¥116.4 billion. This growth was mainly due to the inclusion of the operating results of Lambda Power Business from the second half of the fiscal year. However, even excluding these sales, existing business in this sector posted 10.8 percent year over year sales growth. Sales of inductive devices increased mainly due to growth in sales of SMD power line coils for use in mobile phones and HDDs, and in sales of products for use in car electronics. Sales of high-frequency components were down year over year. While sales of wireless LAN components rose, total category sales were brought down by further declines in sales prices of some components for mobile phones. Sales of other products rose year over year. The main factors were growth in sales of DC-AC inverters for use in LCD panels and of sensors and actuators for HDDs and mobile phones. The inclusion of six months’ sales of Lambda Power Business in this category also boosted sales.
               In the recording devices sector, sales rose 34.7 percent from ¥234.6 billion to ¥315.9 billion. Sales of HDD heads increased year over year. Amid arising demand for HDDs used in PCs and consumer electronics, HDD head shipments increased. This higher volume outweighed a drop in sales prices, resulting in an increase in overall sales. Sales of other heads declined due to inventory reductions of optical pickups.

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
               Sales in the other electronic components sector surged 87.0 percent from ¥19.4 billion to ¥36.4 billion due to higher sales of anechoic chambers, which block external electromagnetic radiation to permit the measurement of electromagnetic noise, and due to sales growth in new businesses.
               Operating income of the electronic materials and components segment in fiscal 2006 was ¥74.3 billion, up ¥6.8 billion from fiscal 2005. In spite of the deep-rooted pressure for sales price discounts, operating income increased due to higher sales of HDD heads and inductive devices, discounts in raw materials and cost improvements by rationalization.
               In the recording media segment, sales declined 4.6 percent from ¥112.6 billion to ¥107.4 billion. Sales of audiotapes and videotapes declined year over year. While TDK maintained a high market share, demand is declining for these products as a whole. Sales of optical media increased year over year. CD-R demand has peaked and is declining slowly. However, lower CD-R sales caused by the downturn in demand and discounting pressure were offset by higher sales of DVDs driven by increasing demand. Sales of other products decreased year over year. Sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers rose on higher demand. However, sales of recording equipment and accessory products declined as TDK made progress with efforts to create a more tightly focused product lineup.
               Operating loss of the recording media segment in fiscal 2006 was ¥13.8 billion, up ¥6.1 billion from fiscal 2005. Operating loss increased due to a decline in demand of audiotapes and videotapes as a whole, and continuous drop in sales prices mainly in optical media. In March 2006, TDK decided to restructure certain of its recording media business, including the withdrawal from the manufacturing of recordable CD and DVDs, and recorded a restructuring cost of ¥6.8 billion.
               *Linear Tape-Open, LTO, LTO logo, Ultrium and Ultrium logo are trademarks of HP, IBM and Quantum Corporation in the U.S. and other countries.
               By region, sales in Japan declined 5.6 percent from ¥184.0 billion to ¥173.7 billion. Overseas sales climbed 31.2 percent from ¥473.8 billion to ¥621.5 billion. Overseas sales accounted for 78.2 percent of consolidated net sales.
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
               In addition, TDK decided to restructure certain of its recording media business in March 2006, including the withdrawal from the manufacturing of recordable CD and DVDs, and recorded a restructuring cost of ¥6.8 billion.
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

Discontinued Operations
               On March 31, 2005, TDK entered into an agreement to sell all outstanding stock of its wholly owned subsidiary, TSC for $14,028 thousand to Golden Gates Capital (“Buyer”). The sale of TSC is part of TDK’s continuing shift away from non-core products and technologies. The sale agreement also includes earn-out payments, to be made by the Buyer to TDK, of up to $32,500 thousand. The payments are contingent upon certain milestones being met related to future revenue targets extending through April 2007. No earn-out payments were earned through the measurement period ended April 30, 2007. The transaction was completed on April 8, 2005. TDK has accounted for the sale of TSC as a discontinued operation pursuant to FASB Statement No. 144, “Accounting for the impairment or Disposal of Long-Lived Assets”, as TSC meets the definition of a “component of an entity”. The results of operations for this subsidiary have been reported as discontinued operations for all periods presented and selected financial information for the years ended March 31, 2006 and 2005 for the discontinued operations, are summarized as follows:

	Yen (Millions)
	2006	2005

Net sales	¥45	2,242

Loss from operations before income taxes (including loss on disposal of ¥224 million in 2006)	310	3,509
Income tax expense	—	156

Loss from discontinued operations	¥310	3,665

See Note 21 to the Consolidated Financial Statements for further discussion.

B.	Liquidity and capital resources
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
Capital Expenditures
               In fiscal 2007, capital expenditures on a cash basis declined compared to fiscal year 2006 by ¥3.5 billion from ¥73.9 billion in 2006 to ¥70.4 billion ($596.9 million) in 2007. TDK made significant investment, at a slightly lower level than in 2006, in IT home electronics appliances; high-speed, large-capacity networks; and car electronics, which are fields TDK regards as strategically important for growth.
               In the electronic materials and components segment, TDK invested in improving facilities for development and production of HDD heads, high recording density next generation heads, increased production and rationalization in multilayer ceramic chip capacitors, inductive devices, ferrite cores and magnets mainly in China, North America and Thailand. Also, capital expenditures to the electronic materials and components segment totaled ¥68.4 billion including investment in a processing and assembly of Polymer Lithium Battery in China.
               In the recording media segment, capital expenditures totaled ¥2.0 billion including investment in development and mass production facilities for next generation optical products such as Blu-ray disc and strengthening production capacity and rationalization of data storage media for computers.
               In principle, the funds for these capital expenditures are provided from cash generated by operations.
               In fiscal 2006, capital expenditures on a cash basis rose ¥12.9 billion from ¥61.0 billion to ¥73.9 billion. This was the result of aggressive investment in IT home electronics appliances; high-speed, large-capacity networks; and car electronics, which are fields TDK regards as strategically important for growth.
               In the electronic materials and components segment, capital expenditures totaled ¥71.1 billion. The bulk of the capital expenditures were for facilities to develop and produce HDD heads with higher areal density mainly in China, the U.S. and the Philippines, and for facilities to increase production and rationalize operations for multilayer ceramic chip capacitors mainly in Japan and China.
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
               In the electronic materials and components segment, capital expenditures in 2005 totaled ¥57.2 billion. TDK invested in the expansion of production capacity of HDD heads, facilities for rationalizing these activities and the development of technology for coping with increasing areal density. These investments centered mainly on China, the U.S. and the Philippines. Furthermore, investments were made to increase production and rationalize operations in multilayer ceramic chip capacitors and inductors, where growth in sales is expected due to acceleration in the pace at which electronics are being incorporated in automobiles, the increasingly sophisticated nature of mobile phones and other factors. These investments were made mainly in Japan and China.

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
Cash flows for fiscal 2007, 2006 and 2005 are summarized as follows:

	Years ended March 31
	2007	2006	2005	2007
	(millions of yen)			(millions
				of dollars)
Income from continuing operations	¥70,125	¥44,411	¥36,965	$594.3
Adjustments to reconcile net income to net cash provided by operating activities	75,358	44,707	58,284	638.6

Net cash provided by operating activities	145,483	89,118	95,249	1,232.9

Net cash used in investing activities	(81,488)	(104,782)	(62,359)	(690.6)
Net cash used in financing activities	(15,862)	(7,125)	(9,629)	(134.4)
Net cash provided by (used in) discontinued operations	—	(414)	(1,625)	—
Effect of exchange rate changes on cash and cash equivalents	2,019	10,712	2,717	17.1

Net change in cash and cash equivalents	¥50,152	¥(12,491)	¥24,353	$425.0

               Fiscal 2007 cash and cash equivalents increased ¥50.2 billion from ¥239.0 billion in fiscal 2006 to ¥289.2 billion ($2,451 million). Operating activities provided net cash of ¥145.5 billion ($1,233 million), an increase of ¥56.4 billion compared to fiscal 2006. Income from continuing operations rose ¥25.7 billion to ¥70.1 billion ($594 million) and depreciation and amortization increased ¥6.8 billion to ¥65.3 billion ($554 million). In terms of changes in assets and liabilities, trade receivables decreased ¥28.1 billion, other current assets decreased ¥15.0 billion, and income taxes payables, net increased ¥14.7 billion, while trade payables decreased ¥12.4 billion and accrued expenses decreased ¥19.4 billion.
               Regarding research and development expenses, TDK’s policy is to focus investments in the strategic fields of IT home electronic appliances, high-speed and large-capacity networks and car electronics. Funds for research and development are appropriated from internal funds.
               Investing activities used net cash of ¥81.5 billion ($691 million), ¥23.3 billion less than a year earlier. Capital expenditures decreased ¥3.5 billion to ¥70.4 billion ($597 million). In addition, there was a decline of ¥32.9 billion for acquisition of businesses, net of cash acquired, paid in the previous fiscal year and a cash inflow of ¥20.0 billion from proceeds from the sale of short-term investments, while there was an outflow of ¥31.1 billion for payment for purchase of short-term investments.
               Financing activities used net cash of ¥15.9 billion ($134 million), ¥8.7 billion more compared to fiscal 2006. This mainly reflected a ¥1.9 billion increase in repayment of long-term debt, a decrease in short-term debt, net of ¥5.1 billion, and a ¥2.7 billion increase in dividends paid due to a ¥20 increase in dividend per common share.
               Regarding financing costs, TDK has long-term corporate credit ratings of AA- and A1 from Standard & Poor’s and Moody’s, respectively. Furthermore, Standard & Poor’s gives TDK their highest short-term credit rating, A-1+. These ratings allow TDK to procure funds if needed at relatively low interest rates.
               TDK’s fundamental treasury management policy is to give consideration to a consistent increase in dividends based on factors such as the return on equity (ROE), dividends as a percentage of equity (DOE) and TDK’s results of operations on a consolidated basis. Funds for paying dividends are generated by operating cash flow.

               In the dynamically changing electronics industry, it is necessary to make well-timed investments. Given this need, and the possibility that unstable financial conditions will continue in Japan, TDK’s policy is to maintain an adequate level of liquidity, considering risk factors as well as a capital requirement forecast.
               TDK estimates that operating cash flows and other internal resources will provide adequate liquidity in fiscal 2008. Regarding cash flows for the fiscal years ending March 31, 2008 and onward, TDK expects to provide the necessary funds from operating cash flows by increasing profitability and improving the return on assets.
               Fiscal 2006 cash and cash equivalents decreased ¥12.5 billion from ¥251.5 billion to ¥239.0 billion. Operating activities provided net cash of ¥89.1 billion, ¥6.1 billion less than in fiscal 2005. Income from continuing operations rose ¥7.4 billion to ¥44.4 billion and depreciation and amortization increased ¥5.7 billion to ¥58.5 billion mainly due to increase in the recording devices segment. In terms of changes in assets and liabilities, the increase in trade receivables climbed ¥9.5 billion, changes in inventories increased ¥3.7 billion, changes in trade payables increased ¥6.9 billion, and changes in accrued expenses increased ¥14.8 billion, while changes in income taxes payables, net declined ¥25.1 billion.
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

Capital resources as of March 31, 2007, 2006 and 2005 are summarized as follows:

	Years ended March 31
	2007	2006	2005	2007
	(millions of yen)			(millions
		(%)		of dollars)
Short-term debt	¥3,013	¥4,469	¥—	$25.5
	(0.4)	(0.6)	(—)
Current installments of long term debt	514	1,958	103	4.4
	(0.0)	(0.3)	(0.0)
Long-term debt, excluding current installments	532	405	81	4.5
	(0.1)	(0.1)	(0.0)
Stockholders’ equity	762,712	702,419	639,067	6,463.7
	(99.5)	(99.0)	(100.0)

Total capital	¥766,771	¥709,251	¥639,251	$6,498.1
	(100.0)	(100.0)	(100.0)

               TDK currently has no capital market debt outstanding. However, TDK maintains long-term corporate credit ratings of AA- and A1 from Standard & Poor’s and Moody’s, respectively. Furthermore, Standard & Poor’s gives TDK their highest short-term credit rating, A-1+.
               Total assets amounted to ¥989.3 billion ($8,384 million) as of March 31, 2007, up ¥65.8 billion from ¥923.5 billion at the previous fiscal year-end. As of March 31, 2007, cash and cash equivalents were ¥50.2 billion higher than a year ago from ¥239.0 billion to ¥289.2 billion ($2,451 million), while short-term investments rose ¥11.1 billion, net property, plant and equipment increased ¥3.0 billion from ¥243.7 billion to ¥246.7 billion ($2,091 million) and other assets increased ¥8.3 billion from ¥28.1 billion to ¥36.4 billion ($308 million). On the other hand, net trade receivables decreased ¥10.7 billion from ¥189.0 billion to ¥178.3 billion ($1,511 million). As a result of these and other changes, total assets increased ¥65.8 billion compared with March 31, 2006.
               Total liabilities increased ¥5.3 billion year over year, with income taxes payables and retirement and severance benefits increasing ¥4.1 billion and ¥5.5 billion, respectively. Meanwhile, trade payables and accrued expenses declined ¥2.9 billion and ¥7.0 billion, respectively.
               Total stockholders’ equity increased ¥60.3 billion from ¥702.4 billion to ¥762.7 billion ($6,464 million). Retained earnings increased ¥53.1 billion from ¥618.3 billion to ¥671.4 billion ($5,689 million) and accumulated other comprehensive loss decreased ¥4.1 billion from ¥21.9 billion to ¥17.8 billion ($151 million).
               Total assets amounted to ¥923.5 billion as of March 31, 2006, up ¥115.5 billion from ¥808.0 billion at the previous fiscal year-end. As of March 31, 2006, trade receivables were ¥189.1 billion, ¥41.1 billion higher than ¥148.0 billion and inventories were ¥89.0 billion, ¥14.1 billion more than ¥74.9 billion a year ago, respectively. Property, plant and equipment increased ¥26.7 billion from ¥217.0 billion to ¥243.7 billion, investments in securities increased ¥6.1 billion from ¥22.7 billion to ¥28.8 billion. In addition, goodwill increased ¥10.3 billion from ¥9.2 billion to ¥19.5 billion and intangible assets increased ¥16.3 billion from ¥13.2 billion to ¥29.5 billion due to the acquisition of businesses.
               Total liabilities increased ¥43.3 billion from ¥163.8 billion to ¥207.1 billion. Income taxes payables decreased ¥10.1 billion from ¥19.3 billion to ¥9.2 billion, while trade payables rose ¥22.6 billion from ¥62.1 billion to ¥84.7 billion, accrued expenses increased ¥12.4 billion from ¥31.1 billion to ¥43.5 billion, and deferred income taxes increased ¥4.5 billion from ¥0.8 billion to ¥5.3 billion.
               Total stockholders’ equity increased ¥63.3 billion from ¥639.1 billion to ¥702.4 billion. Retained earnings increased ¥32.7 billion from ¥585.6 billion to ¥618.3 billion and accumulated other comprehensive loss decreased ¥29.7 billion from ¥51.7 billion to ¥21.9 billion.

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
               TDK has various pension plans covering its employees. The unfunded amount as of March 31, 2007 was ¥5.9 billion ($50 million). As of March 31, 2007, ¥1.2 billion ($10 million) and ¥32.3 billion ($274 million) were accrued on the balance sheet as accrued expenses and retirement and severance benefits, ¥1.2 billion and ¥5.5 billion more than a year ago, respectively.
               TDK’s policy is to utilize group funds for the development of its business.
               Regarding TDK’s capital expenditure plans, TDK’s policy is to invest actively in targeted strategic fields to drive growth. Capital expenditures will be funded using internally generated funds.
               TDK is planning capital expenditures of ¥75.0 billion in fiscal 2008, primarily for the expansion of production facilities and upgrading of facilities. Actual capital expenditures could differ from this forecast as a result of factors such as shifts in technology, demand, prices, competition, economic environments and foreign exchange rates.
               On May 15, 2007, the Board of Directors of TDK approved a plan to repurchase up to 4 million shares of TDK’s common stock at a cost of up to ¥44,000 million for the period from May 16, 2007 to June 30, 2007. The repurchases are intended to increase capital efficiency and further increase the level of returns to stockholders. On June 30, 2007, TDK completed the repurchase of some of its own shares. The number of common stock repurchased in the Tokyo Stock Exchange under the aforementioned plan was 3,599 thousand shares at a cost of ¥39,229 million.
               On July 31, 2007, the Board of Directors decided to retire such 3,599 thousand shares of the treasury stock pursuant to Article 178 of the Company Law of Japan, and TDK completed the retirement of the treasury stock on August 10, 2007. After the retirement, total number of TDK shares issued is 129,590,659 shares.

Restructuring Costs
               During the year ended March 31, 2006, TDK was fundamentally restructuring the recording media business. While reviewing the progress of the restructuring and future strategies of the recording media business, TDK looked for ways to re-strengthen the manufacturing of recordable CD & DVD foundations from various perspectives. However, a sharp drop in market prices of recordable CD & DVDs as well as the increased cost of natural resources had a material impact on the recording media business of TDK. Following further study, at a board meeting held on March 8, 2006, TDK management decided to withdraw from the manufacturing of recordable CD & DVDs, which should lead to an improvement and reform of its recording media business.
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
               With this decision, TDK shut down the production facilities at its European subsidiary, TDK Recording Media Europe S.A. in Luxembourg in April 2006. TDK recorded a restructuring charge of ¥6,825 million which included a charge of ¥3,309 million relating to employee termination benefits. As a result of the restructuring, a total of 350 regular employees were terminated through May 31, 2006. In addition, TDK recorded a restructuring charge of ¥2,594 million relating to an impairment on property, plant and equipment in connection with the decision to shut down production facilities at its European subsidiary.
               In 2007, TDK recorded a restructuring cost of ¥510 million ($4,322 thousand) which included an additional charge of ¥441 million ($3,737 thousand) relating to employee termination benefits and ¥190 million ($1,610 thousand) relating to an impairment of building held for sale in connection with the TDK Recording Media Europe S.A. restructuring.
               For a discussion of financial instruments, see Note 14 “Risk Management Activities and Derivative Financial Instruments”, Note 15 “Fair Value of Financial Instruments” and Note 6 “Short-Term and Long-Term Debt” in Item 17 “Financial Statements”.

C.	Research and development, patents and licenses, etc.
               R&D expenditures amounted to ¥50.1 billion ($424 million), 5.8 percent of net sales in fiscal 2007; ¥45.5 billion, 5.7 percent of net sales in fiscal 2006; and ¥36.3 billion, 5.5 percent of net sales in fiscal 2005.
               In its R&D activities, TDK continues to work on strengthening and expanding development of new products that respond to diversification in the electronics market. In particular, TDK is concentrating on next-generation recording-related products, micro electronics modules for mobile communications-related applications, and energy-efficient, environmentally friendly devices based on materials and design technologies. Furthermore, TDK is using its reservoir of technologies to conduct efficient R&D activities concentrating on three strategic areas: IT home electronic appliances; high-speed and large-capacity networks; and car electronics.
               In the electronic materials and components segment, capital expenditures totaled ¥68.4 billion ($580 million). Development themes include ultra-compact components such as thin-film common-mode filters that leverage core technologies in the electronic materials and components field, and commercialization of 220Gbpsi PMR heads for HDDs used in mobile applications in the recording devices sector. Furthermore, TDK has commercialized EMC components such as multilayer chip varistors and EMI filter arrays.
               In the recording media segment, capital expenditures totaled ¥2.0 billion ($17 million). TDK has made progress strengthening its lineup of next-generation DVD-related products, such as by commercializing a large-capacity, dual-layer 50GB rewritable Blu-ray Disc.
               R&D at TDK is conducted by the Materials R&D Center, Advanced Process Technology Center, Devices Development Center, Production Engineering Development Center, Materials Analysis Center, Application Center, SQ Research Center and the R&D functions of each operating group. Each facility is developing new products and technologies in its respective area of responsibility.
•	The Materials R&D Center is responsible for research in magnetic and dielectric materials that use powder metallurgy.
•	The Advanced Process Technology Center facilitates the use of cutting-edge process technologies.
•	The Devices Development Center conducts research in new devices.
•	The Application Center devises the necessary applied technologies with the aim of keeping TDK in step with market trends and customer needs.
               In terms of overseas R&D activities, TDK is conducting R&D in collaboration with leading universities in the U.S. and Europe, and overseas R&D subsidiaries are making use of local technological resources. In China, where TDK is aiming to establish and develop an operating base capable of supporting growth, R&D activities are being carried out in the area of electronic materials and components. In addition, consolidated subsidiary Headway Technologies, Inc. is developing next-generation HDD heads.
               Although TDK has a variety of patents in Japan and other countries, and licenses from other companies, it believes that expiration of any one of its patents or licenses or related group of patents or licenses would not materially adversely affect its business activities. Total income from patents and licenses was ¥0.1 billion in fiscal 2006 and ¥0.5 billion in fiscal 2005. TDK paid ¥7.2 billion ($61 million) in fiscal 2007, ¥7.1 billion in fiscal 2006 and ¥9.3 billion in fiscal 2005 for patents and licenses, mainly royalties for licenses related to the recording devices business. TDK does not believe that acquisition of new proprietary patents or other companies’ patents would have a material effect on operating results in the future.

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
               Demands for price discounts are the result of competition among finished product manufacturers that seek to pass through price reduction in their products to component manufacturers such as TDK. In addition, as well as seeking to secure a greater competitive advantage through pricing, these consumer electronics manufacturers (that are customers of TDK) may pursue strategies such as differentiating products by adding new functions to existing products. Such strategies may tend to force consumer electronics manufacturing companies to compete by launching new products, resulting in shorter product lifecycles and a greater risk of price declines.
               TDK’s electronic materials and components products, that are used mainly in digital home appliances, mobile phones and other consumer electronics as well as in automotive electronics, are directly exposed to the effects of these forms of competition among manufacturers using its components. The pricing strategy of a company such as TDK is a key element in determining the share of electronic components it supplies to finished product manufacturers. As a consequence, there is constant downward pressure on prices of TDK’s products. No change is foreseen in discounting pressure from customers in the coming years.
               The electronic components business thus requires the constant execution of initiatives to mitigate the effect of these pricing pressures. Components suppliers such as TDK may be required to reduce their costs in order to decrease their product prices. An effective response to such conditions may also require TDK to establish a position as a components manufacturer that can supply key components when customers launch new products. New product development activities are important to a company such as TDK in positioning itself to be able to supply key components.
               Price declines are thus inevitable in the electronic components business, but it is possible to reduce or absorb the effects of lower prices by implementing the above measures appropriately, when required. We believe that these actions are an inherently vital element that will ultimately determine the competitiveness of an electronic components business.
               On April 19, 2007, TDK and Imation Corp. (the “Imation”) have reached a definitive agreement under which Imation will acquire TDK brand world wide recording media business and use of the TDK brand name for recording media products. TDK will retain its research and development, manufacturing and OEM business. The transaction closed on August 1, 2007 for approximately $261 million. The total consideration included shares of Imation common stock constituting approximately 16.6 percent of the total outstanding Imation shares and cash of approximately $29.5 million. In addition, net sales generated by the transferred subsidiaries and businesses for the year ended March 31, 2007 was approximately ¥80 billion ($678 million).

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
Impairment of long-lived assets
               As of March 31, 2007 and 2006, the aggregate of TDK’s property, plant and equipment and amortized intangible assets was ¥274.7 billion ($2,328 million) and ¥270.3 billion, which accounted for 27.8 percent and 29.3 percent of the total assets, respectively. TDK believes that impairment of long-lived assets are critical to TDK’s financial statements because the recoverability of the amounts or lack thereof, could significantly affect its results of operations.
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
Goodwill and other intangible assets
               Goodwill and other intangible assets that are determined to have an indefinite useful life are not amortized and are tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below their carrying amount. Fair value for these assets is determined using a discounted cash flow analysis, which is based on an authorized business plan. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations.
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
               In preparing its financial statements for fiscal 2007, TDK established a discount rate of 2.4 percent and an expected long-term rate of return of 3.2 percent on plan assets. In estimating the discount rate, TDK uses available information about rates of return on long-term corporate bonds currently available and expected to be available during the period to the maturity of the pension benefits. TDK established the expected long-term rate of return on plan assets based on management’s expectations in respect of the long-term returns of the various plan asset categories in which it invests. Management developed expectations with respect to each plan asset category based on actual historical returns and its current expectations for future returns.
               A decrease in the discount rate leads to an increase in actuarial pension benefit obligations that could lead to an increase in net periodic pension cost through amortization of unrecognized actuarial gain or losses. A 50 basis point decrease in the discount rate would increase the projected benefit obligation by approximately 10 percent.
               An increase in the expected return on plan assets may decrease net periodic pension cost in the current year. For fiscal 2007, a 50 basis point decrease in the long-term rate of return would increase net benefit cost by approximately ¥0.9 billion. However, the difference between the expected return and the actual return on those assets could negatively affect net income in future years.

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

New accounting pronouncements
New Accounting Standards
               In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. FIN 48 establishes the threshold for recognizing the benefits of tax-return positions in the consolidated financial statements as “more-likely-than -not” to be sustained by the taxing authority, and prescribes a measurement methodology for those positions meeting the recognition threshold. FIN 48 is effective for fiscal years beginning after December 15, 2006. TDK is currently evaluating the effect that the adoption of FIN 48 will have on TDK’s consolidated financial position and results of operations.
               In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. TDK does not expect the adoption of SFAS 157 to have a material effect on TDK’s consolidated financial position and results of operations.
               In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (“SFAS 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. SFAS 158 requires TDK to recognize in its consolidated balance sheets the funded status of pension and other post retirement benefit plans and provide additional disclosure. The recognition and disclosure provision is effective for fiscal years ending after December 15, 2006. On March 31, 2007, TDK adopted the recognition and disclosure provisions of SFAS 158. See Note 8 for further discussion of the effect of adopting SFAS 158 on TDK’s consolidated financial position. SFAS 158 also requires TDK to measure the fair value of plan assets and benefit obligations as of the date of its fiscal year-end. The measurement date provision will be effective for fiscal years ending after December 15, 2008. TDK currently uses a December 31 measurement date, and is evaluating the effect of changing measurement date on TDK’s consolidated financial position and results of operations.
               In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of Statement of Financial Accounting Standards No. 115”. SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. TDK does not expect the adoption of SFAS 159 to have a material effect on TDK’s consolidated financial position and results of operations.

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
F.	Tabular Disclosure of Contractual Obligations
               On March 31, 2007, commitments outstanding for the purchase of property, plant and equipment approximated ¥18.9 billion ($160 million). TDK has entered into several purchase agreements with certain suppliers whereby TDK is committed to purchase a minimum amount of raw materials to be used in the manufacture of its products. Future minimum purchases remaining under the agreements approximated ¥6.2 billion ($53 million) at March 31, 2007. Contingent liabilities for guarantees of loans of TDK’s employees and affiliates amounted to approximately ¥5.3 billion ($45 million).
Contractual obligations on March 31, 2007 are summarized as follows:

	Payments Due by Period (Yen in millions)
	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
Contractual obligations:

Long-term debt	¥1,046	514	479	53	—

Operating leases	17,134	5,659	6,468	2,119	2,888

Contributions to defined benefit plans	4,411	4,411	—	—	—

Purchase commitment of raw materials	6,196	4,443	1,753	—	—
Purchase commitment of property, plant and equipment	18,882	18,882	—	—	—

Total	47,669	33,909	8,700	2,172	2,888

G.	Safe Harbor
               The foregoing discussion contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK Corporation (“TDK”) and its group companies (TDK and its group companies are referred to also as “TDK” where the context so requires). These forward-looking statements are based on the current forecasts, estimates, assumptions, plans, beliefs and evaluations of TDK in light of information currently available to it, and contain known and unknown risks, uncertainties and other factors. TDK therefore wishes to caution readers that, being subject to risks, uncertainties and other factors, TDK’s actual results, performance, achievements or financial position could be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements, and TDK undertakes no obligations to publicly update or revise any forward-looking statements after the issue of this material except as provided for in laws and ordinances.
               The electronics markets in which TDK operates are highly susceptible to rapid changes. Risks, uncertainties and other factors that can have significant effects on TDK include, but are not limited to, shifts in technology, fluctuations in demand, prices, interest and foreign exchange rates, and changes in economic environments, conditions of competition, laws and regulations.

Item 6.	Directors, Senior Management and Employees
A.	Directors and senior management
               Directors, corporate officers and corporate auditors of TDK as of June 28, 2007 and their respective business experience are listed below.
Directors

Name (Date of birth)	Position, responsibility and brief personal record

Hajime Sawabe	Representative Director, Chairman and CEO — since June 2006
(Jan. 9, 1942)	—	Director of TDK since June 1996
	—	Appointed Representative Director, President and CEO in June 1998

Takehiro Kamigama	Representative Director, President and COO — since June 2006
(Jan. 12, 1958)	—	Appointed General Manager of Data Storage Components Business Group in October 2001
	—	Corporate Officer of TDK since June 2002
	—	Appointed Senior Vice President of TDK in June 2003
	—	Appointed General Manager of TDK Data Storage and Thin Film Technology Components Business Group in June 2003
	—	Appointed Director, Executive Vice President of TDK in June 2004

Jiro Iwasaki	Director, Executive Vice President — since June 2006
(Dec. 6, 1945)	In charge of TDK General Manager of Administration Group and Environment
	—	Director of TDK since June 1996
	—	General Manager of TDK Administration Group and Environment since June 2002
	—	Appointed TDK Senior Vice President in June 2002

Shinji Yoko	Director, Senior Vice President — since June 2002
(Jan. 2, 1948)	In charge of TDK General Manager of Electronic Components Sales and Marketing Group
	—	Director of TDK since June 1998
	—	Appointed Deputy General Manager of TDK Electronic Components Business Group, General Manager of High Frequency Devices Division in April 2000
	—	General Manager of TDK Electronic Components Sales and Marketing Group since June 2002

Yasuhiro Hagihara	Director — since June 2002
(Oct. 19, 1937)	—	Admitted to the bar in Washington D.C., U.S.A. in April 1971
	—	Elected Partner of Graham & James L.L.P. in January 1979
	—	Partner of Squire, Sanders & Dempsey L.L.P. since July 2000
	—	Partner of Squire, Sanders Gaikokuho Kyodo Jigyo Horitsu Jimusho since April 2005

Name (Date of birth)	Position, responsibility and brief personal record
Seiji Enami	Director, Senior Vice President and CFO— since June 2007
(Sep. 14, 1947)	In charge of General Manager of Finance and Accounting Department
	—	Appointed General Manager of TDK Recording Media and Systems Business Group Industrial Sales Department in April 2000
	—	General Manager of TDK Finance and Accounting Department since April 2001
	—	CFO of TDK since June 2004
	—	Director of TDK since June 2005

Minoru Takahashi	Director, Senior Vice President — since June 2007
(Feb. 12, 1948)	In charge of General Manager of TDK Technology Group, General Manager of Materials & Process Development Center and Technology, Intellectual Properties
	—	Appointed General Manager of TDK Sensors and Actuators Business Division, General Manager of Business Promotions Department in April 2002
	—	Appointed Corporate Officer of TDK in June 2003
	—	Appointed General Manager of TDK Sensors and Actuators Business Group in October 2003
	—	Appointed General Manager of TDK Technology Group, General Manager of Devices Development Center and Technology, Intellectual Properties in April 2005
	—	Senior Vice President of TDK since June 2006
	—	General Manager of TDK Technology Group, General Manager of Materials & Process Development Center and Technology, Intellectual Properties since April 2007

Corporate Officers

Name (Date of birth)	Position, responsibility and brief personal record

Takeshi Nomura	Corporate Officer, Senior Vice President — since June 2002
(Mar. 8, 1952)	In charge of General Manager of Ferrite and Magnet Products Business Group
	—	Appointed Director of TDK in June 1998
	—	Appointed General Manager of TDK Materials Research Center, General Manager of Intellectual Properties Center in July 2002
	—	Appointed General Manager of Materials Research Center, General Manager of Intellectual Properties Center, General Manager of Information Technology Research Center and Technology in July 2003
	—	Appointed General Manager of TDK Technology Group, General Manager of Intellectual Properties Center and Technology in January 2004
	—	Appointed General Manager of TDK Technology Group, General Manager of TDK Intellectual Properties Center, General Manager of TDK Devices Development Center and Technology in July 2004
	—	General Manager of TDK Ferrite and Magnet Products Business Group since April 2005

Takaya Ishigaki	Corporate Officer, Senior Vice President — since June 2005
(Apr. 10, 1953)	In charge of General Manager of Capacitors Business Group
	—	Appointed Deputy General Manager of Circuit Devices Business Group, Capacitor Group Senior Manager, General Manager of Multilayer Ceramics Manufacturing Department in October 2001
	—	Appointed Corporate Officer of TDK in June 2003
	—	Appointed General Manager of TDK Circuit Devices Business Group, Capacitor Group Senior Manager in April 2005
	—	General Manager of TDK Capacitors Business Group since April 2007

Michinori Katayama	Corporate Officer, Senior Vice President — since June 2006
(Dec. 9, 1946)	In charge of General Manager of TDK Corporate Communications Department
	—	General Manager of TDK Corporate Communications Department since January 1999
	—	Appointed TDK Corporate Officer in June 2002

Name (Date of birth)	Position, responsibility and brief personal record

Raymond Leung	Corporate Officer, Senior Vice President — since June 2007
(Apr. 18, 1956)	In charge of General Manager of China Operation Group, Chairman of SAE Magnetics (H.K.) Ltd.
	—	Appointed President of SAE Magnetics (H.K.) Ltd. in October 2000
	—	Appointed Deputy General Manager of TDK Data Storage and Thin Film Technology Components Business Group in June 2004
	—	Appointed TDK Corporate Officer in June 2004
	—	Appointed Vice Chairman of SAE Magnetics (H.K.) Ltd. in April 2005
	—	General Manager of TDK China Operation Group since April 2005
	—	Chairman of SAE Magnetics (H.K.) Ltd. since July 2006

Shiro Nomi	Corporate Officer, Senior Vice President — since June 2007
(May 8, 1949)	In charge of General Manager of Corporate Strategy Corporate Planning Department
	—	Appointed General Manager of TDK Corporate Planning Department in July 2000
	—	General Manager of TDK Corporate Strategy Corporate Planning Department since October 2001
	—	Appointed TDK Corporate Officer in June 2005
	—	Appointed General Manager of TDK Corporate Strategy Management Review & Support Department in April 2006

Shinichi Araya	Corporate Officer, Senior Vice President — since June 2007
(Mar. 7, 1952)	In charge of General Manager of TDK Magnetics Business Group
	—	Appointed General Manager of Mechatronics Division in January 1999
	—	Appointed General Manager of TDK Mechatronics Division, General Manager of Production Engineering Development Department in April 2000
	—	Appointed Deputy General Manager of TDK Production Engineering Development Center in April 2001
	—	Appointed General Manager of TDK Production Engineering Development Department in October 2001
	—	Appointed Deputy General Manager of TDK Circuit Devices Business Group, Inductor Group Senior Manager in April 2002
	—	Appointed TDK Corporate Officer in June 2005
	—	General Manager of TDK Magnetics Business Group since April 2007

Name (Date of birth)	Position, responsibility and brief personal record

Masatoshi Shikanai	Corporate Officer — since June 2002
(Oct. 3, 1949)	In charge of General Manager of Corporate Strategy Management Review & Support Department
	—	Appointed General Manager of TDK Recording Media and Systems Business Group Europe Division in April 2000
	—	Appointed Deputy General Manager of TDK Recording Media and Systems Business Group in February 2001
	—	Appointed General Manager of TDK Recording Media and Solutions Business Group in October 2001
	—	General Manager of TDK Corporate Strategy Management Review & Support Department since July 2006

Shunji Itakura	Corporate Officer — since June 2005
(Nov. 15, 1947)	In charge of General Manager of TDK Display Business Department
	—	Appointed President of TDK (Malaysia) Sdn. Bhd. in January 1999
	—	General Manager of TDK Display Business Department since April 2001

Kenichiro Fujihara	Corporate Officer — since June 2007
(Jul. 23, 1949)	In charge of Deputy General Manager of TDK Electronic Components Sales & Marketing Group
	—	Appointed General Manager of Electronic Components Sales & Marketing Group Sales Division 1 in April 2003
	—	Deputy General Manager of TDK Electronic Components Sales & Marketing Group since April 2006

Shinya Yoshihara	Corporate Officer — since June 2007
(May 31, 1955)	In charge of General Manager of TDK Technology Group Production Engineering Development Center
	—	Appointed General Manager of TDK Technology Group Production Engineering Development Department in April 2002
	—	General Manager of TDK Technology Group Production Engineering Development Center since January 2004

Corporate Auditors

Name (Date of birth)	Position, responsibility and brief personal record

Masaaki Miyoshi	Corporate Auditor — since June 2003
(Sep. 3, 1947)	—	Appointed President of Korea TDK Co., Ltd. in July 2000

Noboru Hara	Corporate Auditor — since June 2007
(Dec. 24, 1949)	—	Appointed General Manager of TDK Administration Group General Affairs Department in October 2001

Kaoru Matsumoto	Corporate Auditor — since June 2003
(Dec. 8, 1947)	—	Registration as a Certified Public Accountant in March 1976
	—	Establishment of Kaoru Matsumoto & Co. since November 1977

Ryoichi Ohno	Corporate Auditor — since June 2004
(Nov. 3, 1958)	—	Appointed Senior Vice President and Chief Financial Officer of The Gibraltar Life Insurance Co., Ltd. in September 2001
	—	Appointed Finance Vice President of Prudential Financial Inc. in September 2001
	—	Appointed Executive Vice President and Chief Financial Officer of The Gibraltar Life Insurance Co., Ltd. in July 2005
	—	Director of Prudential Life Insurance Co., Ltd. since July 2006
	—	Prudential Financial Inc., Japan Representative Office Regional CFO-Japan (USGAAP Reporting) since February 2007

Yukio Yanase	Corporate Auditor — since June 2007
(Jun. 15, 1944)	—	Appointed Deputy President of ORIX Corporation in February 2005
	—	Appointed Director and Deputy President of ORIX Corporation in June 2005
               All Directors and Corporate Auditors are elected by the general meeting of shareholders. The term of office of Directors is one year. The current term of all Directors expires in June 2008. The term of office of Corporate Auditors is four years. The current terms for Mr. Miyoshi, Mr. Hara, Mr. Matsumoto, Mr. Ohno and Mr. Yanase expire in June 2011.
               There are no family relationships between any Director or Corporate Officer or Corporate Auditor and any other Director or Corporate Officer or Corporate Auditor of TDK.

B.	Compensation

(1)	The aggregate direct remuneration, including bonuses but excluding retirement allowances, paid by TDK during the years ended March 31, 2007 and 2006 to all Directors and Corporate Auditors of TDK who served during each of those years was approximately ¥285 million ($2,415 thousand) and ¥250 million, respectively. During fiscal 2007, TDK’s Directors and Corporate Officers as of June 28, 2007 received 107 and 87 stock acquisition rights as stock options, respectively. Each right represents an option to purchase 100 shares of common stock of TDK. Further details regarding the grants are listed below. For a discussion of other material terms of the issuance of these stock acquisitions rights, please see Item 6.E. “Share ownership”. TDK does not disclose individual remuneration for each Director and Corporate Auditor and aggregate direct remuneration for Corporate Officers except for compensation in the form of stock acquisition rights, because such disclosure is not required under Japanese law. Corporate Auditors do not receive stock acquisition rights.

		Number of stock
		acquisition rights
		granted individually
Name	Position	during fiscal 2007
Directors
Hajime Sawabe	Representative Director, Chairman and CEO	27
Takehiro Kamigama	Representative Director, President and COO	27
Jiro Iwasaki	Director, Executive Vice President	20
Shinji Yoko	Director, Senior Vice President	13
Yasuhiro Hagihara	Director (outside)	1
Seiji Enami	Director, Senior Vice President and CFO	7
Minoru Takahashi	Director, Senior Vice President	12

		107

Corporate Officers
Takeshi Nomura	Corporate Officer, Senior Vice President	13
Takaya Ishigaki	Corporate Officer, Senior Vice President	12
Michinori Katayama	Corporate Officer, Senior Vice President	12
Raymond Leung	Corporate Officer, Senior Vice President	10
Shiro Nomi	Corporate Officer, Senior Vice President	6
Shinichi Araya	Corporate Officer, Senior Vice President	6
Masatoshi Shikanai	Corporate Officer	6
Shunji Itakura	Corporate Officer	6
Kenichiro Fujihara	Corporate Officer	8
Shinya Yoshihara	Corporate Officer	8

		87

(2)	TDK stopped providing for retirement allowances for directors from the day after TDK’s Board of Directors passed a resolution on June 27, 2002 abolishing the directors’ retirement allowance system. Consequently, current directors’ remuneration comprises monthly remuneration, a results-linked bonus and stock options for a stock-linked compensation plan, and does not include retirement allowances. Directors’ retirement allowances reserved through June 27, 2002 will be paid to applicable directors when they retire upon approval by TDK’s General Meeting of Shareholders. The retirement allowance system for TDK’s corporate auditors was abolished by a resolution of the Board of Corporate Auditors on March 22, 2007. Accordingly, TDK stopped providing reserves for retirement allowances for corporate auditors from the day after the 111th Ordinary General Meeting of Shareholders held on June 28, 2007. Consequently, current corporate auditors’ remuneration comprises only monthly remuneration stipulated by TDK’s internal regulations, and does not include retirement allowances. Corporate auditors’ retirement allowances reserved through June 28, 2007, will be paid to applicable corporate auditors when they retire upon approval by TDK’s General Meeting of Shareholders. The total amount of corporate auditors’ retirement allowances provided for as of March 31, 2007 and 2006 was approximately ¥14 million ($119 thousand) and approximately ¥14 million, respectively.
               TDK has a stock option plan for Directors, Corporate Officers and all other employees. See Item 6.E. “Share ownership”.
C.	Board practices
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
               TDK introduced a Corporate Officer system in June 2002 to improve management efficiency and expedite decision making. Corporate Officers are elected at the meeting of the Board of Directors held immediately after the ordinary general meeting of shareholders, for a term of one year, but may serve any number of terms upon appointment of the Board of Directors each time following the expiration of the term. The Board of Directors may elect from among Corporate Officers, Chairman, President, Senior Executive Vice President, Executive Vice President and Senior Vice President. Each of the Corporate Officers has the authority individually to operate businesses of which he/she is in charge, under the control of the Board of Directors.
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
               Under the New York Stock Exchange Corporate Governance Rules (the “Rules”), listed companies must have a majority of independent directors. By contrast, while the Company Law requires “Companies with a Board of Directors,” meaning a company which has established or is required to establish a board of the directors, to have a minimum of three directors, it does not require that a Company with a Board of Corporate Auditors have outside directors. An “outside director” is defined as “a director who was not a managing director, executive officer, manager or employee of the company or any of its subsidiaries at any time in the past, and who is not currently a managing director, executive officer, manager or employee of the company or any of its subsidiaries.”
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
               By contrast, the Company Law provides that an “outside director” is “a director who was not a managing director, executive officer, manager or employee of the company or any of its subsidiaries at any time in the past, and who is not currently a managing director or executive officer, manager or employee of the company or any of its subsidiaries.”
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
               Of the five TDK corporate auditors, three — Mr. Kaoru Matsumoto, Mr. Ryoichi Ohno, and Mr. Yukio Yanase — are outside corporate auditors within the meaning of the Company Law.
4.	Regularly Scheduled Sessions without Management
               Japanese law does not require that TDK hold regular meetings without management as mentioned in the Rules. Since TDK is a Company with Board of Corporate Auditors, each of its corporate auditors and the board of directors audit/monitor the management, and such auditing/monitoring by the corporate auditors and the board of directors functions as TDK’s system of monitoring management.
5.	Nominating / Corporate Governance Committee
               Whereas under the Rules, listed companies must have a nominating/corporate governance committee composed entirely of independent directors, under Japanese law, TDK, as a Company with Board of Corporate Auditors, is not required to establish a nominating committee. Thus, TDK currently does not have a nominating committee.

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
               In the case of TDK, a Company with Board of Corporate Auditors, the Company Law and the Articles of Incorporation require the following matters with respect to the amount of compensation for the Directors to be determined by the resolution of a shareholders’ meeting:
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
               Japanese law does not require TDK, a Company with Board of Corporate Auditors, to set up an audit committee, and TDK therefore has not established an audit committee. TDK, however, has established the board of corporate auditors pursuant to the Company Law (consisting of five corporate auditors including three outside corporate auditors) and this exempts TDK from Rule 10A-3 of the Securities Exchange Act of 1934, as amended, requiring companies to have an audit committee. This exemption is specifically provided by Rule 10A-3(c)(3) of the Securities Exchange Act of 1934, as amended, and applies to TDK because TDK meets all of the following elements that are enumerated:
(i)	TDK has a Board of Corporate Auditors (kansayaku-kai) established and selected pursuant to the Company Law;

(ii)	The Company Law requires the board of corporate auditors to be separate from the board of directors;

(iii)	Under the Company Law, the corporate auditors are not elected by management, but by the shareholders at a shareholders’ meeting. In addition, no executive officer of TDK is a member of the Board of Corporate Auditors;

(iv)	The Company Law prohibits a corporate auditor from serving as a director, manager or other employee of the company or any of its subsidiaries, or as an accounting officer (kaikei sanyo) or executive officer of any subsidiary of the company. The Company Law requires a Company with Board of Corporate Auditors to have at least half of the corporate auditors thereof be “outside auditors” as such term is defined in the Company Law. As such, the Company Law provides for the standards for independence of the board of corporate auditors from the management of TDK;

(v)	The Company Law provides that an accounting auditor (kaikei kansanin) must be appointed at a shareholders’ meeting. However, it also provides that in order to submit a proposal concerning an appointment of an accounting auditor to a shareholders’ meeting, the directors must obtain the consent of the Board of Corporate Auditors and that the Board of Corporate Auditors may demand that the directors include the appointment of an accounting auditor in the agenda of a shareholders’ meeting. In addition, the Company Law provides that the Board of Corporate Auditors may dismiss an accounting auditor for causes such as breach of his or her duties that are enumerated in the Company Law. Further, pursuant to the Company Law and Company Accounting Regulations thereunder, the board of corporate auditors audit the financial statements separately from an audit by the accounting auditor, and if the board of corporate auditors believes that the manner or result of an audit by the accounting auditors is not reasonable, it must indicate its objections and the reasons therefor in the audit report. To this end, a corporate auditor may, if necessary for the performance of his/her duties, request the accounting auditor to provide a report thereon. As such, in accordance with the Company Law, the Board of Corporate Auditors of TDK is responsible, to the extent permitted by law, for the appointment, retention and supervision of the work of a registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for TDK; and

(vi)	Under Japanese law, the establishment of the procedures for the receipt, retention, and treatment of complaints and their confidential, anonymous submission by employees is a responsibility of the board of directors, not the corporate auditors or the board of corporate auditors, and thus, the Board of Directors of TDK has established such procedures. Each Corporate Auditor of TDK may, however, investigate the status of such procedures at any time and state his/her opinion at a meeting of the Board of Directors if he/she considers it necessary. In addition, each Corporate Auditor of TDK has the authority to engage independent counsel and other advisers if such engagement is necessary to carry out his/her duties. Furthermore, each Corporate Auditor may require TDK to pay any and all expenses necessary for carrying out his/her duties, including compensation of any advisers employed by him/her and ordinary administrative expenses.

8.	Corporate Governance Guidelines
               Under the Rules, listed companies must adopt and disclose corporate governance guidelines. On the other hand, Japanese law does not require TDK to either adopt or disclose corporate governance guidelines, and thus TDK has not established such guidelines. However, TDK has disclosed “The Status Concerning Corporate Governance” in its Japanese Annual Securities Report in accordance with the Securities Exchange Law of Japan and regulations thereunder. Furthermore, in conjunction with the amendment (effective as of March 1, 2006) of the Regulations Concerning Listing of Securities issued by the Tokyo Stock Exchange, TDK has delivered to the Tokyo Stock Exchange a report titled “Report Concerning Corporate Governance.” Additionally, because the Company Law requires that “Large Companies” (a company with paid in capital of Five Hundred Million Japanese Yen (¥500,000,000) or more or debt of Twenty Billion Japanese Yen (¥20,000,000,000) or more) determine whether or not to establish internal control systems to ensure that the performance by directors of their duties comply with applicable laws and regulations and the articles of incorporation of such Large Company and the internal control systems provided under the Regulations Concerning Enforcement of the Company Law to ensure the integrity of the business activities of a company (collectively referred to as the “Internal Control System”), the Board of Directors of TDK has passed resolutions to adopt the detailed content of TDK’s corporate governance system.
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

D.	Employees
               The following table lists the number of TDK full-time employees as of March 31, 2007, 2006 and 2005.

As of March 31, 2007	Japan	Overseas	Total
Electronic materials and components	7,724	40,520	48,244
Recording media	881	802	1,683
Corporate	1,644	43	1,687

Total	10,249	41,365	51,614

As of March 31, 2006	Japan	Overseas	Total
Electronic materials and components	7,697	42,419	50,116
Recording media	993	1,258	2,251
Corporate	1,516	40	1,556

Total	10,206	43,717	53,923

As of March 31, 2005	Japan	Overseas	Total
Electronic materials and components	6,938	26,112	33,050
Recording media	1,128	1,465	2,593
Corporate	1,436	36	1,472

Total	9,502	27,613	37,115
               TDK has not experienced any strikes or significant labor disputes involving labor unions during the period described above.
               Approximately 77 percent of full-time employees of TDK are members of the TDK Labor Union, which is affiliated with a multi-industry union, Japanese Association of Metal, Machinery and Manufacturing Workers (“JAM”). About 45 percent of the full-time employees of TDK and its domestic subsidiaries are members of unions affiliated with JAM.
               As is customary in Japan, TDK negotiates with the TDK Labor Union for annual wage increases, and twice a year for bonuses. TDK also renews the terms and conditions of labor contracts, other than those relating to wage and bonuses, every year.

E.	Share ownership
               The following table lists the number of shares of common stock (which exclude shares underlying stock acquisition rights) and shares of common stock underlying stock acquisition rights owned by the Directors, Corporate Officers and Corporate Auditors of TDK as of June 28, 2007. The total number of shares of common stock held is 24,300, and the total number of shares of common stock underlying acquisition rights held is 176,600, as shown below, and these numbers constituted an aggregate of 0.2 percent of all outstanding shares of common stock as of such date.

			Number of
			shares of
		Number of	common stock
		shares of	underlying
		common	stock acquisi-
Name	Position	stock	tion rights
Hajime Sawabe	Representative Director, Chairman and CEO	10,000	36,500
Takehiro Kamigama	Representative Director, President and COO	3,300	29,700
Jiro Iwasaki	Director, Executive Vice President	2,000	8,000
Shinji Yoko	Director, Senior Vice President	1,000	23,900
Yasuhiro Hagihara	Director (outside)	1,000	2,600
Seiji Enami	Director, Senior Vice President and CFO	1,100	3,400
Minoru Takahashi	Director, Senior Vice President	200	5,400

Takeshi Nomura	Corporate Officer, Senior Vice President	1,000	29,100
Takaya Ishigaki	Corporate Officer, Senior Vice President	1,000	6,600
Michinori Katayama	Corporate Officer, Senior Vice President	500	8,800
Raymond Leung	Corporate Officer, Senior Vice President	—	4,600
Shiro Nomi	Corporate Officer, Senior Vice President	300	3,000
Shinichi Araya	Corporate Officer, Senior Vice President	—	1,500
Masatoshi Shikanai	Corporate Officer	300	4,600
Shunji Itakura	Corporate Officer	600	2,300
Kenichiro Fujihara	Corporate Officer	—	1,300
Shinya Yoshihara	Corporate Officer	500	3,700

Masaaki Miyoshi	Full-time Corporate Auditor	1,000	—
Noboru Hara	Full-time Corporate Auditor	500	1,600
Kazutaka Kubota	Corporate Auditor (outside)	—	—
Kaoru Matsumoto	Corporate Auditor (outside)	—	—
Ryoichi Ohno	Corporate Auditor (outside)	—	—

Total		24,300	176,600

Stock option plans
Directors;
               On May 15, 2007, TDK’s Board of Directors passed a resolution to issue stock acquisition rights as stock options for a stock-linked compensation plan (the Stock Acquisition Rights) to Directors. This resolution was subject to approval of the election of directors at the Ordinary General Meeting of Shareholders held on June 28, 2007. Upon resolution, the Board of Directors determined the number of 86 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of TDK, was allotted to the 7 Directors on July 7, 2007. The Stock Acquisition Rights are exercisable during the period from July 8, 2007 to July 7, 2027. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥1 per share of common stock.
Corporate Officers;
               TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 28, 2007 regarding the issuance of stock acquisition rights as stock options for a stock-linked compensation plan (the Stock Acquisition Rights) to Corporate Officers, pursuant to Articles 236, 238 and 239 of the Company Law (Kaisha-ho). Upon approval, the Board of Directors adopted resolutions to issue an aggregate of 61 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of TDK, to the nine Corporate Officers. The Stock Acquisition Rights are exercisable during the period from July 8, 2007 to July 7, 2027. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥1 per share of common stock.
Senior Executives, and Directors and Executives of Subsidiaries;
               TDK also obtained approval of the Ordinary General Meeting of Shareholders held on June 28, 2007 regarding the issuance of stock acquisition rights as stock options (the Stock Acquisition Rights) to certain select senior executives, pursuant to Articles 236, 238 and 239 of the Company Law. Upon approval, the Board of Directors adopted resolutions to issue an aggregate of 986 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of TDK, to select senior executives of TDK, and the Directors and select senior executives of subsidiaries. The Stock Acquisition Rights are exercisable during the period from July 1, 2009 to June 30, 2013. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥12,098 per share of common stock, which was calculated by a formula approved by shareholders at the said annual shareholders meeting and is subject to an adjustment in certain events, including but not limited to a stock split, stock dividend and issue of new shares at a price less than the current market price of the shares of TDK. The exercise price of each Stock Acquisition Rights was equal to or greater than the fair market value of TDK’s common stock on the date of grant.
Directors;
               TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 29, 2006 regarding the issuance of stock acquisition rights as stock options for a stock-linked compensation plan (the Stock Acquisition Rights) to Directors. Upon approval, the Board of Directors adopted resolutions to issue an aggregate of 108 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of TDK, to the 7 Directors. The Stock Acquisition Rights are exercisable during the period from August 6, 2006 to August 5, 2026. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥1 per share of common stock.

Corporate Officers;
               TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 29, 2006 regarding the issuance of stock acquisition rights as stock options for a stock-linked compensation plan (the Stock Acquisition Rights) to Corporate Officers, pursuant to Articles 236, 238 and 239 of the Company Law. Upon approval, the Board of Directors adopted resolutions to issue an aggregate of 95 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of TDK, to the 10 Corporate Officers. The Stock Acquisition Rights are exercisable during the period from August 6, 2006 to August 5, 2026. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥1 per share of common stock.
Senior Executives, and Directors and Executives of Subsidiaries;
               TDK also obtained approval of the Ordinary General Meeting of Shareholders held on June 29, 2006 regarding the issuance of stock acquisition rights as stock options (the Stock Acquisition Rights) to select senior executives, pursuant to Articles 236, 238 and 239 of the Company Law. Upon approval, the Board of Directors adopted resolutions to issue an aggregate of 966 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of TDK, to select senior executives of TDK, and the Directors and select senior executives of subsidiaries. The Stock Acquisition Rights are exercisable during the period from August 1, 2008 to July 31, 2012. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥9,072 per share of common stock, which was calculated by a formula approved by shareholders at the said annual shareholders meeting and is subject to an adjustment in certain events, including but not limited to a stock split, stock dividend and issue of new shares at a price less than the current market price of the shares of TDK. The exercise price of each Stock Acquisition Rights was equal to or greater than the fair market value of TDK’s common stock on the date of grant.
Directors and Corporate Officers;
               TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 29, 2005 regarding the issuance of stock acquisition rights as share-based compensation stock options (the Stock Acquisition Rights) to Board members and Corporate Officers, pursuant to Articles 280-20 and 280-21 of the Japanese Commercial Code. Upon approval, the Board of Directors adopted resolutions to issue an aggregate of 246 Stock Acquisition Rights, each representing an option to purchase 100 shares of common stock of TDK, to the then 17 Directors and Corporate Officers of TDK. The Stock Acquisition Rights issued on June 30, 2005 are fully vested on date of issuance and are exercisable during the period from July 1, 2005 to June 30, 2025. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥1 per share of common stock. Stock option related compensation cost of ¥186 million had been recognized in fiscal 2006, representing the amount attributed to service rendered during the current period of the amount by which the market price of the underlying common stock exceeded the exercise price of stock options approved for issuance at the Ordinary General Meeting of Shareholders held in June 2005.

Senior Executives, and Directors and Executives of Subsidiaries;
               TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 29, 2005 regarding the issuance of stock acquisition rights as stock options to select senior executives, pursuant to Articles 280-20 and 280-21 of the Japanese Commercial Code. Upon approval, the Board of Directors adopted resolutions to issue an aggregate of 906 Stock Acquisition Rights, each representing an option to purchase 100 shares of common stock of TDK, to the then 172 select senior executives of TDK, and the Directors and select senior executives of subsidiaries. The Stock Acquisition Rights issued on August 11, 2005 are exercisable during the period from August 1, 2007 to July 31, 2011. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥8,134 per share of common stock, which was calculated by a formula approved by shareholders at the said annual shareholders meeting and is subject to an adjustment in certain events, including but not limited to a stock split, stock dividend and issue of new shares at a price less than the current market price of the shares of TDK. The exercise price of each Stock Acquisition Rights was equal to or greater than the fair market value of TDK’s common stock on the date of grant.
               To cover these options and share-based compensation stock options issued on June 30, 2005, TDK purchased on the Tokyo Stock Exchange (“TSE”) a total of 115,200 common shares with an aggregate purchase price of ¥930 million from August 17, 2005 through August 22, 2005.
Directors, Corporate Officers and Senior Executives, and Directors and Executives of Subsidiaries;
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
               The Ordinary General Meeting of Shareholders held on June 28, 2001 approved the implementation of TDK’s stock option plan for Directors and certain employees of TDK, and the purchase of TDK’s own shares for transfer to them under the plan, pursuant to Article 210-2 of Japanese Commercial Code. Stock options were provided to the then 196 Directors on the Board, associate directors and officials in amounts ranging from 500 to 10,000 common shares each, at an exercise price of ¥6,114 per share. The exercise price of each Stock Acquisition Right was equal to or greater than the fair market value of TDK’s common stock on the date of grant. To cover these options TDK purchased on the TSE a total of 158,000 common shares with an aggregate purchase price of ¥917 million from July 2, 2001 through July 23, 2001.
Employees (excluding Directors and Corporate Officers) Shareholding Association
               As of March 31, 2007, the number of members of the TDK Employees Shareholding Association totaled 1,509. The Employees Shareholding Association accepts new memberships in March and September of every year. Members are entitled to purchase shares of TDK, the maximum amount being ¥50,000 worth of TDK shares a month. In addition, members receive a monthly subsidy from TDK equivalent to five percent of the purchase price of shares. The subsidy amounted to ¥18 million ($153 thousand) for fiscal 2007. The total amount of TDK shares having voting rights owned by the TDK Employees Shareholding Association was as follows:

Title of class	Identity of person or group	Amount owned	Percent of class
Common stock	TDK Employees Shareholding Association	463,327 shares	0.35%

Item 7.	Major Shareholders and Related Party Transaction
A.	Major shareholders
               The table below lists the number of TDK shares held by holders of five percent or more of TDK shares and their percentage ownership as of March 31, 2007:

	Shares owned
Name of major shareholder	(in thousands)	Percentage

The Master Trust Bank of Japan, Ltd. (Trust account)	14,313	10.75%

Japan Trustee Services Bank, Ltd. (Trust account)	11,459	8.60%
               Major shareholders do not have voting rights different from other shareholders, subject to the limitation on exercise as set forth in “Item 10. B. Memorandum and Articles of Association — Common Stock — Voting rights.”
               At March 31, 2007, there were 991,160 registered ADRs outstanding and 346 registered holders, of which 990,648 ADRs were held by 202 registered U.S. holders.
               The Depositary of ADRs of TDK is Citibank N.A. of New York.
               TDK is not, directly or indirectly, owned or controlled by another corporation or by any foreign government.
B.	Related party transaction
               Since the beginning of TDK’s last full fiscal year, TDK has not transacted with, nor does TDK currently plan to transact with, a related party, except for transactions among TDK and its consolidated subsidiaries.
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
               Refer to Consolidated Financial Statements and Notes to Consolidated Financial Statements (See Item 17).
Export sales
               Finished goods and materials sent out of Japan are mainly bound for consolidated subsidiaries of TDK, and are not, therefore, recorded as exports on a consolidated basis. For this reason, the proportion of exports to total net sales is not significant. For detailed discussion, please see “Geographic Segment Information” in A. Operating Results of Item 5.
Legal proceedings
               TDK is the subject of certain litigation matters related to its business, however, there are no pending legal proceedings to which TDK or any of its subsidiaries is a party or of which any of their property is the subject which would have a significant effect on TDK’s financial position or profitability.
Dividend policy
               Returning earnings to shareholders is one of TDK’s highest management priorities. Therefore, TDK’s fundamental policy is to give consideration to a consistent increase in dividends based on factors such as the return on equity (ROE), dividends as a percentage of equity (DOE) and TDK’s results of operations on a consolidated basis.
B.	Significant changes
               Except for the disclosure made herein (including Footnote 25, Subsequent Events in Item 17), no significant change has occurred since the date of the annual consolidated financial statements.

Item 9.	The Offer and Listing
A.	Offer and listing details
               The primary market for TDK’s shares of common stock (Common Stock) is the Tokyo Stock Exchange (the “TSE”). The shares are traded on the First Section of that exchange. In addition, TDK’s shares are listed on the New York Stock Exchange in the form of American Depositary Receipts (“ADRs”), and on the London Stock Exchange in the form of shares of TDK.
                The following table sets forth for the periods indicated the reported high and low sales prices of TDK’s shares of common stock on the TSE (in yen) and the reported high and low bid prices for American Depositary Shares of which each represents one share of common stock in U.S. dollars, as reported by the New York Stock Exchange.

			U.S. market
	Yen per share of		price per American
	Common stock (1)		Depositary Share (2)
	High	Low	High	Low
Annual highs and lows
Year ended March 31, 2003	7,380	4,060	57.00	32.95
Year ended March 31, 2004	8,350	3,810	77.86	32.40
Year ended March 31, 2005	8,630	6,790	80.10	61.40
Year ended March 31, 2006	10,230	7,250	85.40	62.50
Year ended March 31, 2007	10,360	7,990	89.00	69.89

Quarterly highs and lows
Year ended March 31, 2006
1st quarter	8,020	7,250	74.35	68.02
2nd quarter	8,740	7,480	79.25	67.05
3rd quarter	10,230	7,530	85.40	62.50
4th quarter	9,070	7,730	76.29	66.50
Year ended March 31, 2007
1st quarter	10,000	7,990	89.00	69.89
2nd quarter	9,470	8,190	80.49	70.49
3rd quarter	9,920	8,520	83.04	73.55
4th quarter	10,360	9,120	87.96	77.76
Year ending March 31, 2008
1st quarter	11,940	9,770	97.08	81.90

Monthly highs and lows
March 2007	10,350	9,120	87.96	78.67
April 2007	10,910	10,040	90.73	85.75
May 2007	11,100	9,770	91.19	81.90
June 2007	11,940	10,900	97.08	90.26
July 2007	11,990	10,230	99.25	85.01
August 2007	9,920	8,720	85.62	74.25

Notes:

(1)	As reported by the Tokyo Stock Exchange.

(2)	As reported by the New York Stock Exchange.
B.	Plan of distribution
               Not applicable.

C.	Markets
               See Item 9.A. “Offer and listing details”.
D.	Selling shareholders
               Not applicable.
E.	Dilution
               Not applicable.
F.	Expenses of the issue
               Not applicable.

Item 10.	Additional Information
A.	Share capital
               Not applicable.
B.	Memorandum and articles of association
Organization
               TDK is a joint stock corporation (kabushiki kaisha) that was originally incorporated in Japan under the then effective Commercial Code (Shoho) of Japan (March 9, 1899, Law No. 48) (the “Commercial Code”) and is now subject to the Company Law (Kaishaho) of Japan (July 26, 2005, Law No. 86) (the “Company Law”). It is registered in the Commercial Register (shogyo tokibo) maintained by the Tokyo Legal Affairs Bureau (Registration Number: 0199-01-034849).
Objects and purposes
               Article 2 of the Articles of Incorporation of TDK provides that its purpose is to engage in the following lines of business:
(1)	Manufacture and sale of electric machinery and appliances;

(2)	Manufacture and sale of magnetic materials such as ferrite and magnet;

(3)	Manufacture and sale of electronic machinery and appliances such as automatic inserting machine for electronic components, automatic mounter for electronic components, and electronic measuring equipment and of components thereof;

(4)	Manufacture and sale of recording media such as magnetic tape, floppy disk and optical disk and of data writing, reading and storage equipment therefor;

(5)	Manufacture and sale of ceramic materials such as electricity inductive ceramics, piezoelectric ceramics, semiconductor ceramics and electricity insulating ceramics;

(6)	Manufacture and sale of circuit components such as coils and transformers;

(7)	Manufacture and sale of semiconductor;

(8)	Manufacture and sale of stabilizing power supplies (units to stabilize electric current or voltage);

(9)	Manufacture and sale of machinery and appliances for medical use and medical instruments and of components thereof;

(10)	Manufacture and sale of single crystal materials and each product applying the same;

(11)	Manufacture and sale of precious metals, precious stones, artificial precious stones and each product applying or utilizing the same;

(12)	Manufacture and sale of outer wall materials of buildings and structures;

(13)	Designing and contracting of construction work;

(14)	Development, production, sale and grant of license of software;

(15)	Manufacture, sale and contracting of applied product, machinery and tools and equipment of each of the foregoing; and

(16)	Any and all businesses incidental or relating to each of the foregoing.
Directors
               With respect to directors, TDK’s Articles of Incorporation, bylaws and associated internal rules issued pursuant to the Articles provide in summary as follows:
(a)	a director is not entitled to vote on a proposal or arrangement or contract in which the director is materially interested;

(b)	the remuneration and retirement allowances for directors are determined at a general meeting of shareholders and within the upper limit approved at the shareholders’ meeting, the Board of Directors will determine the amount of compensation for each director, however, the Board of Directors may, by its resolution, leave such decision to the discretion of the company’s representative director;

(c)	the Board of Directors have authority to approve long-term borrowing of ¥10 billion or more by resolution passed at a duly convened meeting of the Board of Directors. The Representative Director is authorized by the Board of Directors to make final decisions with respect to long-term borrowings in an amount less than ¥10 billion and short-term borrowings (including issuance of commercial paper);

(d)	there are no provisions requiring the mandatory retirement of directors at a specified age; and

(e)	share ownership is not required in order to be eligible to serve as a director.
Common Stock
General
               Set forth below is information relating to TDK’s Common Stock, including brief summaries of the relevant provisions of TDK’s Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Company Law of Japan and related legislation.
               In order to assert shareholders’ rights against TDK, a shareholder must have its name and address registered on TDK’s register of shareholders, in accordance with TDK’s Share Handling Regulations. For this purpose, shareholders are required to file their names, addresses and seals with TDK’s share registrar. Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Japanese securities firms and commercial banks customarily act as standing proxy and provide related services for standard fees.
               A shareholder may choose, at its discretion, to participate in the storage transfer system for share certificates under the Act on Custody and Transfer of Share Certificate, Etc. of Japan (May 15, 1984, Law No. 30). Each participating shareholder may deposit certificates representing all or part of its shares to be included in this storage transfer system with Japan Securities Depository Center, Inc (“JASDEC”). If a depositary is not a participating institution with JASDEC, a shareholder must deposit his certificates with a participating institution, such as a securities company or bank having a clearing account with JASDEC. All shares deposited with the JASDEC will be registered in the name of JASDEC on TDK’s register of shareholders. Each participating shareholder will in turn be registered on TDK’s register of beneficial shareholders and be treated in the same way as shareholders registered on TDK’s register of shareholders.

               For the purpose of transferring shares deposited at a participating institution with JASDEC, delivery of share certificates is not required. Entry of the share transfer in the books maintained by JASDEC for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The registered beneficial owners may exercise the rights attached to the shares, such as voting rights, and will receive dividends (if any) and notices to shareholders directly from TDK. In cases where a shareholder holds certain shares as a registered shareholder and certain other shares as a registered beneficial owner, the aggregate number of such shares is used in determining the rights attached to the shares, such as voting rights, and receiving dividends (if any) and notices to shareholders directly from TDK. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates.
               A new law, Act on Transfer of Bonds and Shares, Etc. (June 9, 2004, Law No.88), establishing a new storage transfer system for shares of listed companies and eliminating the issuance and use of share certificates was promulgated in June 2004 and the relevant part of the law will come into effect within five years of the date of the promulgation. On the effective date, a new central clearing system will commence its operation and the shares of all Japanese companies listed on any Japanese stock exchange, including the shares of Common Stock of TDK, will become mandatorily subject to the new central clearing system. On the same day, all existing share certificates will become null and void, however; companies are not required to withdraw those share certificates from shareholders. Thereafter, the transfer of such shares will be effected through entry in the books maintained under the new central clearing system.
               The registered beneficial holder of deposited shares underlying the ADSs is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights against TDK.
Authorized capital
               Article 6 of the Articles of Incorporation of TDK provides that the total number of shares authorized to be issued by TDK is four hundred and eighty million (480,000,000) shares.
               As of March 31, 2007, 133,189,659 shares of Common Stock without having any par value were issued, including 755,454 shares that are held by TDK as treasury stock.
               There is no concept of “par value” of shares of capital stock under the Company Law of Japan. Thus, all shares of capital stock of TDK have no par value.
Dividends
               Under the Company Law, distributions of cash or other assets by joint stock corporations to their shareholders (i.e., dividends) are referred to as “distributions of Surplus.” (“Surplus” is defined in “Restriction on Distribution of Surplus” hereinbelow). TDK is permitted to make a distribution of Surplus to the shareholders any number of times per fiscal year, subject to certain limitations described in “Restriction on Distribution of Surplus”. The Company law requires distributions of surplus to be authorized by a resolution of a general meeting of shareholders. Distribution may also be made pursuant to a resolution of the Board of Directors if all of the requirements set forth in (a) through (c) below are satisfied:
(a)	TDK’s Articles of Incorporation provide that the Board of Directors has the authority to determine to make distributions of Surplus;
(b)	the normal term of office of TDK’s directors terminates on or prior to the date of conclusion of the ordinary general meeting of shareholders held for the last fiscal year ending within one year from the election of the directors; and

(c)	TDK’s non-consolidated annual financial statements and certain documents for the latest fiscal year present fairly its assets and profit or loss, as required by the Regulations of Company Accounting of Japan (February 7, 2006, the Ministry of Justice Ordinance No. 13) (the “Company Accounting Regulations”).
               Under the Articles of Incorporation of the Company, a year-end dividend may be distributed to shareholders or pledgees appearing in the register of shareholders (including the beneficial owners who deposited their shares with JASDEC as mentioned above) as of March 31 of each year pursuant to a resolution of a general meeting of shareholders. An interim dividend may be distributed to shareholders of record as of September 30 of each year pursuant to a resolution of the Board of Directors. In addition, under the Company Law, TDK may make further distributions of Surplus (as defined below) by a resolution of a general meeting of shareholders. TDK is not obliged to pay any dividends that are unclaimed for a period of three years after the date on which they first became payable.
               Distributions of Surplus may be made in cash or in kind in proportion to the number of shares held by each shareholder. A resolution of shareholders’ meeting must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, TDK may, pursuant to a resolution passed at a shareholders meeting, grant a right to its shareholders to require TDK to make such distribution in cash in stead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders.
               In Japan, the ex-dividend date, the date that marks the point in time whereby a shareholder who acquired TDK shares after such date does not have a right to receive the distribution made, and record date for dividends precede the date of determination of the amount of the dividend. The price of shares generally goes ex-dividend on the third business day prior to the record date.
Restriction on Distributions of Surplus
               When TDK makes a distribution of Surplus, it must, until the aggregate amount of its additional paid-in capital and legal reserve reaches one-quarter of its stated capital, set aside in its additional paid-in capital and/or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed pursuant to the Company Accounting Regulations.
               The amount of Surplus at any given time must be calculated in accordance with the following formula: A + B + C + D – (E + F + G)
               In the above formula, the alphabet from “A” to “G” is defined as follows:
“A”= the total amount of “other capital surplus” and “other retained earnings”, as each such amount appears in TDK’s non-consolidated balance sheet as of the end of the last fiscal year;
“B”= (if TDK has disposed of its treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received by TDK less the book value thereof;
“C”= (if TDK has reduced its stated capital after the end of the last fiscal year) the amount of any such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any);
“D”= (if TDK has reduced its additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of any such reduction less the portion thereof that has been transferred to stated capital (if any);

“E”= (if TDK has cancelled its treasury stock after the end of the last fiscal year) the book value of such treasury stock;
“F”= (if TDK has distributed Surplus to its shareholders after the end of the last fiscal year) the total book value of the Surplus so distributed;
“G”= certain other amounts set forth in the Company Accounting Regulations, including (if TDK has reduced Surplus and increased its stated capital, additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction and (if TDK has distributed Surplus to the shareholders after the end of the last fiscal year) the amount set aside in the additional paid-in capital or legal reserve (if any) as required by the Company Accounting Regulations.
               The aggregate book value of Surplus distributed by TDK may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of Surplus less the aggregate of the following:
(a)	the book value of TDK’s treasury stock;
(b)	the amount of consideration for the treasury stock disposed of by TDK after the end of the last fiscal year; and
(c)	certain other amounts set forth in the Company Accounting Regulations, including (if the sum of one-half of goodwill and deferred assets does not exceed the total of stated capital, paid-in capital, legal reserve and other capital surplus, each such amount being that appearing on the non-consolidated balance sheet as of the end of the last fiscal year) the amount that the said sum less the total of stated capital, paid-in capital and legal reserve.
               If TDK elects to be treated as a company with respect to which consolidated balance sheets should also be taken into consideration in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), it will be required to further deduct from the amount of Surplus the excess amount, if any of (x) the total amount of shareholders’ equity appearing on its non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth in the Company Accounting Regulations over (y) the total amount of shareholders’ equity and certain other amounts set forth in the Company Accounting Regulations appearing on its consolidated balance sheet as of the end of the last fiscal year.
               If TDK has prepared interim financial statements as described below, and if such interim financial statements have been approved (unless exempted by the Company Law of Japan) by a general meeting of shareholders or approved by the Board of Directors, the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for the treasury stock disposed of by TDK, during the period in respect of which such interim financial statements have been prepared. TDK may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. All interim financial statements so prepared by TDK must be approved by the Board of Directors and audited by its accounting auditor, as required by the Company Accounting Regulations.

Stock splits
               Under the Company Law, the Board of Directors of TDK may at any time make stock splits by its resolution. Generally, upon stock splits, shareholders will not be required to exchange share certificates held by them for new share certificates. In respect of shares deposited with JASDEC, new shares resulting from the stock split will automatically be deposited with JASDEC, and shareholders who directly possess share certificates will receive additional certificates representing the additional shares resulting from the stock split. Before a stock split, TDK must give public notice of the stock split, specifying the record date for the stock split, not less than two weeks prior to the record date.
               Under the Company Law, the Board of Directors of TDK may increase the authorized share capital up to the number reflecting the rate of stock splits and amend the Articles of Incorporation of TDK without the approval of a shareholders’ meeting.
Consolidation of shares
               TDK may at any time consolidate shares issued into a smaller number of shares by a special resolution of a general meeting of shareholders. When a consolidation of shares is to be made, TDK must give public notice and notice to each shareholder that, within a period of not less than one month specified in the notice, share certificates must be submitted to TDK for exchange. Directors of TDK must disclose the reason for the consolidation of shares at the general meeting of shareholders.
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
Voting rights
               Vote Per Unit: So long as TDK maintains the unit share system (see “Unit” share system, below) a holder of shares constituting one or more whole units is entitled to one voting right per unit of shares subject to the limitations described herein.

               Vote Required: Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights of all the shareholders represented at the meeting.
               Quorum: The Company Law and TDK’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of voting rights of the shareholders who can exercise voting rights.
               Cumulative Voting: TDK’s shareholders are not entitled to cumulative voting in the election of Directors and Corporate Auditors.
               Length of Director Term: TDK does not have a staggered Board of Directors, as each TDK director must stand for election annually.
               Limitation: A company, partnership or other similar business enterprise that holds shares of TDK stock may not exercise its voting rights with respect to such TDK shares if TDK and its subsidiaries, either alone or together, hold shares or membership interests representing more than 25 percent of the voting power of such shareholder or has any relationship with such shareholder as provided in the Regulations for the Enforcement of the Company Law of Japan (February 7, 2006, the Ministry of Justice Ordinance No. 12) (the “Enforcement Regulations”) under which TDK may substantially control the management of such shareholder.
               Method of Voting: Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. TDK’s shareholders also may cast their votes in writing. Shareholders may also exercise their voting rights by electronic means when TDK decides to permit such method of exercising voting rights.
               The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders.
               Special Shareholders Resolutions: The Company Law and TDK’s Articles of Incorporation provide that a quorum of one-third of the total voting rights of all the shareholders and the approval by at least two-thirds of the voting rights of all the shareholders represented at the meeting (the “special shareholders resolutions”) is required to approve company actions specifically provided in the Company Law and TDK’s Articles of Incorporation, if applicable, such as:
•	a reduction of stated capital,

•	amendment of the Articles of Incorporation (except amendments which the Board of Directors are authorized to make under the Company Law as described in “Stock Splits” and “Unit Share Systems”),

•	removal of a Director or Corporate Auditor,

•	establishment of a 100 percent parent-subsidiary relationship by way of share exchange or share transfer,

•	a dissolution, merger or consolidation,

•	a corporate separation,

•	the transfer of the whole or an important part of the Company’s business,

•	the taking over of the whole of the business of any other corporation,

•	any issuance of new shares at a “specially favourable” price, stock acquisition rights (shinkabu yoyakuken) with “specially favourable” conditions or bonds with stock acquisition rights (shinkabu yoyakuken-tsuki shasai) with “specially favourable” conditions to persons other than shareholders,

•	release of part of Directors’ or Corporate Auditors’ liabilities to the Company,

•	distribution of Surplus in kind with respect to which shareholders are not granted the right to require the Company to make such distribution in cash instead of in kind,

•	purchase of shares by the Company from a specific shareholder other than its subsidiaries, and

•	consolidation of shares.
Subscription rights
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
Stock acquisition rights
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
Liability to Further Calls or Assessments
               All of the Company’s currently outstanding shares, including shares represented by the ADSs, are fully paid and nonassessable.

Share Registrar
               The Chuo Mitsui Trust and Banking Company, Limited (“CMTBC”) is the share registrar for the Company’s shares. CMTBC’s office is located at 33-1, Shiba 3-chome, Minato-ku, Tokyo. CMTBC maintains TDK’s register of shareholders and records transfers of record ownership upon presentation of share certificates.
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
Acquisition of TDK’s own shares
               TDK may acquire its own shares (i) by way of purchase on any Japanese stock exchange on which its shares are listed or by way of tender offer (pursuant to a resolution of the Board of Directors in accordance with the Articles of Incorporation of TDK), (ii) from a specific shareholder other than a subsidiary (pursuant to a special resolution of a general meeting of shareholders), or (iii) from a subsidiary (pursuant to a resolution of a meeting of the Board of Directors).
               When such acquisition is made by TDK from a specific party other than a subsidiary of TDK, any other shareholder may make a demand to a representative director, more than five calendar days prior to the relevant shareholders’ meeting, that TDK also purchase the shares held by such shareholder. If, however, the purchase price for the TDK shares proposed to be acquired by TDK is less than the then market price calculated by a method provided in the Enforcement Regulations, then such shareholders do not have such a right.
               Any such acquisition of TDK’s shares must satisfy certain requirements, including that the total amount of the purchase price may not exceed the amount of the Distributable Amount (See Distribution of Surplus above.).
               Shares acquired by TDK may be held by it for any period or may be cancelled by resolution of the Board of Directors. TDK may also transfer to any person the shares held by it, subject to a resolution of the Board of Directors, and subject also to other requirements applicable to the issuance of new shares including the limitation as to the offering of new shares at a “specially favorable” price mentioned in “Voting Rights” above. TDK may also utilize its treasury shares for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by merger, share exchange or corporate split through exchange of treasury shares for shares or assets of the acquired company.
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
               Voting rights under the unit share system: Under the unit share system, shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.
               Share certificates for less than a unit: Unless TDK’s Board of Directors adopts a resolution to eliminate the provision for the unit shares from the Articles of Incorporation or the shareholders amend the Articles of Incorporation by a special shareholders resolution to eliminate the provision not to issue share certificates for less than a unit of shares, a share certificate for any number of shares less than a unit will in general not be issued. As the transfer of shares normally requires the delivery of the share certificates therefor, any fraction of a unit for which no share certificates are issued is not transferable.
               Repurchase or sale by TDK of shares constituting less than a unit: A holder of shares constituting less than one unit may require TDK to purchase such shares, or sell such number of shares which, if combined with the shares already held by such holder, would constitute one unit of shares, at their market value in accordance with the provisions of the Share Handling Regulations of TDK.
               Effect of the unit share system on holders of ADRs: A holder who owns ADRs evidencing less than 100 ADSs will indirectly own less than a whole unit of shares of Common Stock. Although, as discussed above, under the unit share system holders of less than a unit have the right to require TDK to purchase their shares, holders of ADRs evidencing ADSs that represent other than integral multiples of whole units are unable to exchange their ADRs and withdraw the corresponding underlying shares of Common Stock representing less than a unit and, therefore, are unable, as a practical matter, to exercise the rights to require TDK to purchase such underlying shares unless TDK’s Articles of Incorporation are amended to eliminate the provision not to issue share certificates for the numbers of shares less than a unit. The unit share system does not affect the transferability of ADRs, which may be transferred in lots of any size.
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
               There is no provision in TDK’s Articles of Incorporation or bylaws that would have an effect of delaying, deferring or preventing a change in control of TDK and that would operate only with respect to merger, consolidation, acquisition or corporate restructuring involving TDK.
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
               Foreign investors are:
•	individuals who do not reside in Japan;

•	corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan; and

•	corporations in which more than 50 percent of the shares are held (directly or indirectly) by individuals who do not reside in Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan or a majority of the officers (or officers having the power of representation) are persons who do not reside in Japan, who make a “foreign direct investment” as defined in the Foreign Exchange Law.
               Any individuals or corporations that do not correspond to any of the above may be regarded as a foreign investor when they acquire or hold shares on behalf of foreign investor.
               In general, the acquisition of shares of a Japanese company, including TDK, by an exchange non-resident of Japan from a resident of Japan is not subject to any prior filing requirements, but subject to a post reporting requirement of the Minister of Finance by such resident.

               In the case where a foreign investor intends to acquire listed shares (whether from a resident or a non-resident of Japan, from another foreign investor or from or through a designated securities company) and as a result of such acquisition the number of shares held, directly or indirectly, by such foreign investor would become 10 percent or more of the total outstanding shares of the company, the foreign investor must generally report such acquisition to the Minister of Finance and other Ministers having jurisdiction over the business of the subject company within 15 days from and including the date of such acquisition. In certain exceptional cases, a prior notification is required in respect of such acquisition.
               Due to the amendments to the Foreign Exchange Law effective on April 1, 1998, all aspects of foreign exchange and foreign trade transactions that were previously subject to advance licensing or other prior notifications or prior approvals, with minor exceptions, were changed to require only post-transaction reporting. However, in cases where the Cabinet makes the decision to take countermeasures for maintenance of Japan’s peace and security or where the Minister of Finance deems that, if a transaction is carried out without any restriction, it would prevent Japan from faithfully performing the treaties or other international agreements concluded thereby, or prevent Japan from contributing to the international effort for international peace and the achievement of the objective of the Foreign Exchange Law would become difficult, the Minister of Finance may impose an obligation to obtain a license for carrying out a transaction on a resident or non-resident who is to carry out the transaction.
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

American Depositary Shares
               The deposit of shares of Common Stock by a non-resident of Japan, the issuance of ADRs in exchange therefor and the withdrawal of the underlying shares of Common Stock upon surrender of ADRs are not subject to any formalities or restrictions referred to under “Potential Consequences Resulting from an Acquisition of Listed Shares” above, except where, as a result of such deposit or withdrawal, the aggregate number of shares held by the depositary (or its nominee) or the holder surrendering ADRs, as the case may be, would be 10 percent or more of the total outstanding shares of Common Stock, in which event the reporting to the Minister of Finance of Japan may be required as outlined in the first sentence under the same heading.
E.	Taxation
               The following summarizes the major Japanese national tax and U.S. federal income (and not estate or gift) tax consequences of the ownership, acquisition and disposition of shares of Common Stock of TDK and of ADRs representing shares of Common Stock of TDK by a “U.S. holder” (defined below) that is a non-resident of Japan or a non-Japanese corporation without a permanent establishment, as defined in the Internal Revenue Code, the Treasury Regulations thereto and the Treaty (defined below), in Japan. The summary is not a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not take into account specific individual circumstances of any particular investor. Accordingly, holders of shares of Common Stock or ADRs of TDK are encouraged to consult their tax advisors regarding their particular circumstances.
Japanese Tax
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
               TDK, as a Japanese corporation, may be obligated to withhold a certain amount from any payments by TDK to its shareholder that is a non-resident of Japan or a non-Japanese corporation. Specifically, according to Articles 212-1 and 212-2 of the Income Tax Law of Japan, TDK has the obligation to withhold the amount determined by the applicable tax rate (as discussed above) from its dividends to such of its shareholders.

U.S. Tax
               This discussion applies only “U.S. holders” of TDK shares or ADRs as capital assets for U.S. federal income tax purposes and it does not address special classes of holders, such as:
•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding TDK shares or ADRs as part of a hedge, straddle, conversion or other integrated transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding TDK shares or ADRs that own or are deemed to own 10 percent or more of any class of TDK stock; or

•	persons who acquired TDK shares or ADRs pursuant to the exercise of any employee stock option or otherwise as compensation.
               This discussion is based on the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations (the “Treasury Regulations”), and the Treaty (as defined below). These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the depositary of underlying shares in connection with the ADRs, under the Second Amended and Restated Deposit Agreement (“Deposit Agreement”) and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.
               As used herein, a “U.S. holder” is a beneficial owner of TDK shares or ADRs that is, for U.S. federal tax purposes:
•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

               In general, if a U.S. holder holds ADRs, such holder will be treated for U.S. federal income tax purposes as the holder of the underlying shares represented by those ADRs. Accordingly, no gain or loss will be recognized if a U.S. holder exchanges ADRs for the underlying shares represented by those ADRs.
United States Taxation with respect to shares of Common Stock and ADRs
Taxation of Capital Gains
               Subject to the PFIC rules discussed below, U.S. holders that sell or otherwise dispose of shares or ADRs will recognize capital gain or loss for U.S. federal income tax purposes equal to difference between the U.S. dollar value of the amount that realized and the tax basis, determined in U.S. dollars, in the shares or ADRs disposed. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15 percent, where the disposed property has been held for more than one year. The gain or loss by a U.S. holder upon the sale of ADRs will generally be income or loss from sources within the United States for foreign tax credit limitation purposes (described below).
Taxation of Dividends
               Dividends received by a U.S. holder of Common Stock or ADRs will be taxed as ordinary income, unless such dividends are “qualified dividends”. “Qualified dividends” are those paid with respect to shares or ADRs held by an individual (or an entity owned by an individual that is disregarded for U.S. federal income tax purposes) for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and must also meet certain other requirements. Qualified dividends will be subject to taxation at a maximum rate of 15 percent. Dividends paid with respect to the Common Stock shares or ADRs, generally will be qualified dividends, assuming that TDK is not a PFIC (as discussed below). The U.S. dollar amount of dividends received that are not qualified dividends will be taxed as ordinary income.
               The amount of the dividend distribution that a shareholder must include in income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in income, and will include any amounts withheld for Japanese taxes, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations when such payment is actually converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. U.S. holders should consult their own tax advisors regarding the calculation and U.S. federal income tax treatment of foreign currency gain or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of their basis in the shares or ADRs and thereafter as capital gain.

Passive Foreign Investment Companies
               Shareholders of non-U.S. corporations that are treated as Passive Foreign Investment Companies (“PFIC”) are subject to potentially negative tax consequences. If TDK is treated as a PFIC, and a U.S. holder does not make a QEF election, as described below, special rules apply with respect to:
•	gain realized on the sale or other disposition of shares or ADRs; and

•	any excess distributions to a U.S. holder (generally, an excess distribution is any distribution from a PFIC during a single taxable year that is greater than 125 percent of the average annual distributions received by a U.S. holder in respect of the shares or ADRs during the three preceding taxable years or, if shorter, such U.S. holder’s holding period for the shares or ADRs).
               Pursuant to these special rules, the following would apply to gains from TDK stock and distributions from TDK if it were a PFIC:
•	the gain or excess distribution will be allocated ratably over the holding period for the shares or ADRs,

•	the amount allocated to the taxable year in which the U.S holder realized the gain or excess distribution and any taxable year prior to the first year in which TDK was a PFIC will be taxed as ordinary income,

•	the amount allocated to each other year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.
               A non-U.S. corporation is a PFIC in any year if at least 75 percent of its income consists of dividends, interest, royalties, rents and gains from commodities and securities transaction, or other passive items, or if at least 50 percent of its assets produce such passive income. TDK believes that it is not a PFIC and has never been classified as a PFIC.
               U.S. holders of PFIC stock or ADRs regularly traded on a qualified exchange, may elect to make an election to have such PFIC treated as a “qualified electing fund” (“QEF”). If a QEF election is made, the PFIC rules above do not apply, and the U.S. holders mark such shares or ADRs to market and annually include as ordinary income the excess, if any, of the fair market value of the shares or ADRs at the end of the taxable year over the adjusted basis in the shares or ADRs. Electing U.S. holders will be allowed to take an ordinary loss with respect of the excess, if any, of the adjusted basis of their shares or ADRs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The basis in the shares or ADRs will be adjusted to reflect any such income or loss amounts. Notwithstanding such election, dividend payments from a PFIC are not treated as “qualified dividends” and are not subject to the 15 percent tax rate.

Treaty Between U.S. and Japan
               The U.S. and Japan executed the Convention between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Tax on Income on November 6, 2003 (the “Treaty). Pursuant to the Treaty, dividends paid by TDK to U.S. holders are generally subject to a maximum 10 percent withholding tax in Japan. Such tax may be reduced to a maximum of 5 percent if the beneficial owner of the dividend is a company that owns at least 10 percent of TDK’s voting stock. Under the Treaty, no withholding tax is due on dividends beneficially owned by a tax exempt pension fund that is resident in the U.S., if the dividends are not from operation of a trade or business, directly or indirectly, by such fund.
               However, under the Japanese Income Tax Law, the temporary rate of Japanese withholding tax applicable to dividends paid with respect to listed shares, such as those paid by TDK, to non-resident holders, is currently 7 percent (20 percent for holders of 5 percent or more of the total issued shares). Such rate is applicable through March 31, 2009. Pursuant to the Treaty, if the tax rate under Japanese tax law is lower than that promulgated under the Treaty, then the domestic tax rate is still applicable, therefore, for U.S. holders that are not pension funds and that do not own 5 percent or more of TDK’s shares, the Japanese domestic tax rate would be preferable. For purposes of the Treaty and Japanese tax law, U.S. holders of ADRs will be treated as owners of the shares underlying the ADRs. If a U.S. holder wishes to take advantage of the Treaty, a special application must be filed. U.S. holders are urged to speak to their tax advisors regarding the availability and advisability of Treaty benefits.
Foreign Tax Credit
               U.S. holders may be entitled to take a credit against their U.S. income tax liability with respect to taxes withheld by or paid to Japan on dividends or gains from the sale of TDK Common Stock or ADRs pursuant to the foreign tax credit rules provided for in the Internal Revenue Code and Treasury Regulations. There are limitations to the amount of Japanese tax that is credited. For example, special rules apply in determining the foreign tax credit allowed with respect to qualified dividends and distributions by a PFIC. U.S. holders are urged to speak to their tax advisors regarding any limitations on the amount of Japanese tax that may be credited against their U.S. income tax liabilities.
Information Reporting and Backup Withholding
               U.S. holders may be required to provide their taxpayer identification numbers to payors of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries. Payors may be required to withhold up to 30 percent of payments to U.S. holders (referred to as “backup withholding”) if such U.S. holders fail to provide tax identification numbers and certify that no loss of backup withholding has occurred, unless the U.S. holder is a corporation or a recipient not subject to backup withholding.
               The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that the required information, generally, a tax return, is furnished to the Internal Revenue Service.
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
Foreign exchange risk
               Forward exchange contracts have been entered into to hedge adverse effects of foreign currency exchange rate fluctuations mainly on foreign-currency-denominated trade receivables and foreign-currency-denominated forecasted transactions.
               At March 31, 2007 and 2006, TDK and certain of its subsidiaries had forward exchange contracts to sell and buy foreign currencies (principally U.S. dollars and Japanese Yen) and currency option contracts for a total contract amount of ¥13,834 million ($117,237 thousand) and ¥17,726 million, respectively.
               The following table provides information about TDK’s derivative instruments related to foreign exchange risk as of March 31, 2007 and 2006.

	2007			2006
Forward exchange contracts
	(millions of yen)		Average	(millions of yen)		Average
	Contract	Fair	contractual	Contract	Fair	contractual
	amounts	values	rate	amounts	value	rate
To sell Euro / receive Yen	¥4,677	¥(4)	155.92	¥5,669	¥(4)	141.73
To sell USD / receive Yen	3,604	78	120.11	1,183	12	118.30
To sell USD / receive Euro	153	(2)	13.12	—	—	—

Total	¥8,434	¥72		¥6,852	¥8

Currency option contracts
	(millions of yen)		Average	(millions of yen)		Average
	Contract	Fair	contractual	Contract	Fair	contractual
	amounts	value	rate	amounts	value	rate
To sell USD / receive USD	¥5,400	¥82	120.00	¥4,675	¥(27)	116.88
To sell USD / receive Yen	—	—	—	5,359	23	118.00
To sell Euro / receive Euro	—	—	—	840	(4)	141.30

Total	¥5,400	¥82		¥10,874	¥(8)

Interest rate risk
               TDK’s exposure to market risk related to changes in interest rates relates primarily to its debt securities. TDK has outstanding debt securities with fixed rates. TDK, to the extent possible, plans to limit its issuance of debt securities to short-term debt securities. TDK believes that the fair values of interest rate sensitive instruments as of March 31, 2007 and 2006, and potential, near-term losses affecting future earnings, fair values, and/or cash flows from reasonable near-term changes in interest rates are immaterial. See also Note 6 “Short-Term and Long-Term Debt” in Item 17 “Financial Statements.”

Stock price risk
               TDK’s exposure to market risk involving changes in stock prices relates only to its equity securities categorized as available-for-sale securities. TDK purchases equity securities for the purpose of acquiring technological information and as part of its sales strategy, and not as a means of investing surplus funds. The aggregate cost and fair value of these equity securities were ¥11.9 billion ($101 million) and ¥15.0 billion ($127 million) as of March 31, 2007, and ¥9.2 billion and ¥12.1 billion as of March 31, 2006, respectively. As of March 31, 2007, these securities mainly represented investments in companies in the transportation, communications and electronic equipment industries, and the cost and fair value of these equity securities were ¥11.5 billion ($97 million) and ¥13.8 billion ($117 million), respectively. As of March 31, 2006, these securities mainly represented investments in companies in the transportation, communications and electronic equipment industries, and the cost and fair value of the equity securities were ¥8.8 billion and ¥11.1 billion, respectively.
               TDK’s portfolio of equity securities, including available-for-sale securities, at March 31, 2007 and 2006, is as follows:

2007				2006
Yen (Millions)				Yen (Millions)
Cost	Gross	Gross	Fair value	Cost	Gross	Gross	Fair value
	unrealized	unrealized			unrealized	unrealized
	holding	holding			holding	holding
	gains	losses			gains	losses

¥ 11,919	3,566	488	14,997	9,246	2,859	2	12,103

Item 12.	Description of Securities Other than Equity Securities
A.	Debt securities
               Not applicable.
B.	Warrants and rights
               Not applicable.
C.	Other securities
               Not applicable.
D.	American depositary shares
               Not applicable.

PART 2

Item 13.	Defaults, Dividend Arrearages and Delinquencies
               None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
               None.

Item 15.	Controls and Procedures
(a)	Evaluation of Disclosure Controls and Procedures
               TDK’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported on a timely basis.
               As of March 31, 2007, TDK, under the supervision and with the participation of its management, including TDK’s chief executive officer and the chief financial officer, performed an evaluation of the effectiveness of its disclosure controls and procedures, as such term is defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended. Based on this evaluation, TDK’s chief executive officer and chief financial officer concluded that TDK’s disclosure controls and procedures are effective in providing reasonable assurance that the information TDK is required to disclose in the reports it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported in a timely manner.
(b)	Management’s Report on Internal Control over Financial Reporting
               The management of TDK is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, TDK’s principal executive and principal financial officers and effected by TDK’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. TDK’s internal control over financial reporting includes those policies and procedures that:
(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

(2)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(3)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of TDK’s assets that could have a material effect on the financial statements.

               TDK’s management assessed the effectiveness of internal control over financial reporting as of March 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (the COSO criteria).
               Based on its assessment, management concluded that, as of March 31, 2007, TDK’s internal control over financial reporting was effective based on the COSO criteria.
(c)	Attestation Report of Registered Public Accounting Firm
               TDK’s independent registered public accounting firm, KPMG AZSA & Co. has issued an attestation report on TDK’s assessment of internal control over financial reporting. This report is included in the Report of Independent Registered Public Accounting Firm contained in Item 17.
(d)	Changes in Internal Controls over Financial Reporting
               There has been no change in TDK’s internal control over financial reporting that occurred during the fiscal year ended March 31, 2007 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert
               The registrant, a foreign private issuer, has at least one “audit committee financial expert” serving on its audit committee. TDK’s board of auditors has determined that Ryoichi Ohno qualifies as an “audit committee financial expert” pursuant to regulations adopted by the SEC. Mr. Ohno is an outside corporate auditor within the meaning of the Company Law. See Significant differences in corporate governance practices between TDK and U.S. listed companies on the New York Stock Exchange in Item 6.C. “Board practices”. Mr. Ohno was registered as a U.S. Certified Public Accountant in 1988 and elected as one of TDK’s corporate auditors at an Ordinary General Meeting of Shareholders held in June 2004. See Item 6.A. for additional information regarding Mr. Ohno.

Item 16B.	Code of Ethics
               TDK has established a code of business ethics (“TDK Code of Ethics”) that applies to TDK’s corporate officers and all TDK employees and actively promotes ethical business practices on a worldwide basis. TDK amended the TDK Code of Ethics as of May 25, 2005 to revise the section pertaining to the civil rights of its employees and to add a new section regarding employment conditions. Both sections apply to TDK’s corporate officers and all TDK employees. Please see Sections 2.2.3 and 2.2.4 of the TDK Code of Ethics. The TDK Business Ethics & CSR Committee (formerly named “TDK Business Ethics Committee”) has been charged with the oversight of the ethics program at TDK. It has built a global ethics framework which encompasses domestic and overseas consolidated subsidiaries. Built into the framework is a direct communication means called the “helpline” for employees to report to supervisors, managers and the TDK Business Ethics & CSR Committee matters relating to business ethics issues and offer suggestions. The TDK Code of Ethics is attached as Exhibit 11.1 to this annual report. TDK has not granted a waiver or implicit waiver from any provision of the TDK Code of Ethics in the most recent fiscal year.

Item 16C.	Principal Accountant Fees and Services
               The following table discloses the aggregate fees accrued or paid to KPMG AZSA & Co. and KPMG International member firms for each of the last two fiscal years and briefly describes the services performed:
(Yen in millions)

	Years ended March 31
	2007	2006
Audit fees	1,071	609
Audit-related fees	14	131
Tax fees	308	279
All other fees	19	0

Total	1,412	1,019

               Audit fees consist of fees for “Audit Services”. “Audit Services” are professional services rendered by the Principal Auditor (KPMG AZSA & Co. and KPMG International member firms) for the audit of TDK’s annual financial statements and services that are normally provided by the Principal Auditor in connection with statutory and regulatory filings or engagements: (i) services associated with statutory audits; and (ii) services associated with U.S. SEC registration statements or other periodic filings.
               Audit-related fees consist of fees for “Audit-Related Services”. “Audit-Related Services” are professional services relating to the Audit Services: (i) audits of employee benefit plans; (ii) Sarbanes-Oxley Act related assistance, such as internal control compliance assistance; and (iii) financial due diligence.
               Tax fees consist of fees for “Tax Services”: (i) federal and local tax compliance; (ii) review of federal, local and international income, franchise, and other tax returns; (iii) transfer pricing documentation assistance; and (iv) domestic and foreign indirect taxes.
Audit and Non-Audit Services Pre-Approval Policy
               Subject to the confirmation as stipulated below, no pre-approval of the Board of Directors, in the context of the United States Sarbanes-Oxley Act of 2002 (“Sarbox Act”) or the U.S. SEC rules, is required for any non-audit services rendered by any Non-Outside Auditor. Any contracts involving such services shall be processed in the usual manner in accordance with the applicable laws, in-house rules or any other regulations. In December 2003 (further amended in July 2004), to ensure compliance with Sarbox Act and the SEC regulations, TDK incorporated “Audit and Non-Audit Services Pre-Approval Policy” (“Pre-Approval Policy”).
               The Pre-Approval Policy provides that any person who wishes to retain a Non-Outside Auditor for non-audit services (“Retainer”) is not allowed to do so unless both of the following conditions are met:
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
               As stipulated in the Pre-Approval Policy, TDK is prohibited from causing the Outside Auditor to provide, and the Outside Auditor is prohibited from rendering such services generally described as follows: (i) bookkeeping or other services related to the accounting records or financial statements of the audit client; (ii) financial information systems design and implementation; (iii) appraisal or valuation services, fairness opinions or contribution-in-kind reports; (iv) actuarial services; (v) internal audit outsourcing services; (vi) management functions or human resources; (vii) broker or dealer, investment adviser or investment banking services; (viii) legal services and expert services unrelated to the audit; and (ix) any other service that the Board of Directors determines, by regulation, is impermissible. When such an application is received, the Board of Directors must not pre-approve the application.
               In accordance with the Sarbox Act and related SEC Rules, audit or non-audit services which do not fit in with any of the types generally described in the explanation above for audit fees, audit-related fees and tax fees may have to be pre-approved by the Board of Directors. The Board of Directors shall evaluate and determine whether or not to pre-approve each application for such services.
               TDK may engage the Outside Auditor to render an audit or non-audit service pursuant to the Audit Policy without obtaining individual pre-approval by the Board of Directors, provided that all of the following conditions are met:
(i)	the service to be rendered shall fall under any of the types listed in above explanation for audit fees, audit-related fees and tax fees;

(ii)	the engagement to render the service shall commence within one year from the time when the Board of Directors adopts this Policy;

(iii)	the fee for the service to be rendered shall be less than 40,000,000 yen (“Individual Fee Limit”); and

(iv)	the total amount of fees payable to the Outside Auditor by TDK on account of non-audit services with respect to any fiscal year shall not exceed the total amount of audit fees payable to the Outside Auditor by TDK with respect to such year (“Overall Fee Limit”).
               The Appointed Director (Jiro Iwasaki) must confirm whether an audit or non-audit service to be rendered by the Outside Auditor meets the foregoing conditions. The Appointed Director also shall report to the Board of Directors all audit and non-audit services in which the Outside Auditor is engaged in accordance with this Section. The Board of Directors must appoint a director as the Appointed Director and after the appointment the Appointed Director must be listed in the Pre-Approval Database.
               Any divisions or departments of TDK, which contemplate or attempt to receive audit or non-audit services from an Outside Auditor or Non-Outside Auditor, shall report its intention and submit designated information, using the Pre-Approval Database.
               The Appointed Director must evaluate such audit or non-audit services to be rendered either by the Outside Auditor or Non-Outside Auditor reported electronically through the Pre-Approval Database and must confirm whether any given reported services requires pre-approval by the Board of Directors. The Appointed Director shall request pre-approval to the Board of Directors if pre-approval by the Board of Directors is required as discussed above.

               In making a pre-approval determination, the Board of Directors is required to consider the following:
(i)	Whether the Outside Auditor cannot function in the role of management;

(ii)	Whether the Outside Auditor cannot audit its own work; and

(iii)	Whether the Outside Auditor cannot serve in an advocacy role for its client.
               The Pre-Approval Policy provides that the Board of Directors must not pre-approve, in the absence of strong countervailing considerations, non-audit services proposed to be performed by the Outside Auditor if the total amount of fees payable to the Outside Auditor by TDK on account of non-audit services with respect to any fiscal year exceeds the total amount of audit fees payable to the Outside Auditor by TDK with respect to such year.

Item 16D.	Exemptions from Listing Standards for Audit Committees
               Based on the general exemption contained in Rule 10A-3(c)(3) under the Exchange Act for companies with a Board of Corporate Auditors such as TDK, TDK does not have an audit committee which can act independently and satisfy the other requirements of Rule 10A-3 under the Exchange Act.
               According to Rule 10A-3 under the Exchange Act and NYSE listing standards, TDK’s Board of Corporate Auditors may act in place of an audit committee. The Board of Corporate Auditors meets the following requirements of the general exemption contained in Rule 10A-3(c)(3):
•	the Board of Corporate Auditors is established pursuant to the Company Law;
•	as required by the Company Law, the Board of Corporate Auditors is separate from the Board of Directors;
•	the Board of Corporate Auditors is not elected by the management of TDK and no executive officer of TDK is a member of the Board of Corporate Auditors;
•	the Company Law provides for the standards for independence of the Board of Corporate Auditors from the management of TDK;
•	in accordance with the Company Law, the Board of Corporate Auditors of TDK is responsible, to the extent permitted by law, for the appointment, retention and supervision of the work of a registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for TDK; and
•	Under the Company Law, the establishment of the procedures for the receipt, retention, and treatment of complaints and their confidential, anonymous submission by employees is a responsibility of the board of directors, not the corporate auditors or the board of corporate auditors, and thus, the Board of Directors of TDK has established such procedures. In addition, each Corporate Auditor of TDK has the authority to engage independent counsel and other advisers if such engagement is necessary to carry out his/her duties. Furthermore, each Corporate Auditor may require TDK to pay any and all expenses necessary for carrying out his/her duties, including compensation of any advisers employed by him/her and ordinary administrative expenses.
               TDK’s reliance on Rule 10A-3(c)(3) does not, in its opinion, materially adversely affect the ability of its Board of Corporate Auditors to act independently and to satisfy the other requirements of Rule 10A-3.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
               The following table sets forth certain information with respect to TDK’s purchases of our own shares during the year ended March 31, 2007.

			(c) Total
			Number of	(d) Maximum
			Shares	Number of
			Purchased as	Shares that May
	(a) Total	(b) Average	Part of Publicly	Yet Be
	Number	Price Paid	Announced	Purchased Under
	of Shares	per Share	Plans or	the Plans or
Period	Purchased	(Yen)	Programs	Programs

April 1 to April 30, 2006	119	9,083.78	—	—
May 1 to May 31, 2006	145	9,482.41	—	—
June 1 to June 30, 2006	101	9,002.48	—	—
July 1 to July 31, 2006	691	8,569.25	—	—
August 1 to August 31, 2006	248	8,934.27	—	—
September 1 to September 30, 2006	369	9,135.01	—	—
October 1 to October 31, 2006	468	9,660.45	—	—
November 1 to November 30, 2006	58	9,130.34	—	—
December 1 to December 31, 2006	277	9,175.49	—	—
January 1 to January 31, 2007	447	9,826.67	—	—
February 1 to February 28, 2007	316	9,987.22	—	—
March 1 to March 31, 2007	184	9,508.04	—	—

Total	3,423	9,279.36	—	—

Note:	Under the Company Law, a holder of shares constituting less than one full unit may request TDK to purchase such shares at their market value (See Item 10. Additional Information “Common Stock” “Unit” share system). All purchases described in the above table were made pursuant to such requests by shareholders.

PART 3

Item 17.	Financial Statements
Index of Consolidated Financial Statements of TDK Corporation and subsidiaries:
               Schedules other than those listed above have been omitted as they are not applicable or the information is presented in the consolidated financial statements and related notes.
               Financial statements of 50 percent or less owned persons accounted for by the equity method have been omitted as, in the aggregate, they do not meet the tests of a significant subsidiary at a 20 percent level as of or for the years ended March 31, 2007, 2006 and 2005.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
TDK Corporation:
We have audited the accompanying consolidated balance sheets of TDK Corporation and subsidiaries (the “Company”) as of March 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2007, expressed in Japanese yen. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.
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
The Company declined to present segment information for each of the years in the three-year period ended March 31, 2007. In our opinion, disclosures of segment and related information about the different types of business activities in which the company engages and the different economic environments in which it operates is required by U.S. generally accepted accounting principles. The omission of segment information results in an incomplete presentation of the Company’s consolidated financial statements.
In our opinion, except for the omission of segment information as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TDK Corporation and subsidiaries as of March 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated September 18, 2007 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
The accompanying consolidated financial statements as of and for the year ended March 31, 2007 have been translated into United States dollars solely for convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements, expressed in Japanese yen, have been translated into United States dollars on the basis set forth in Note 2 to the consolidated financial statements.
/s/KPMG AZSA & Co.
Tokyo, Japan
September 18, 2007

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
TDK Corporation:
We have audited internal control over financial reporting of TDK Corporation and subsidiaries (the “Company”) as of March 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, TDK Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of TDK Corporation and subsidiaries as of March 31, 2007 and 2006, the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2007, and the financial statement schedule as listed in the accompanying index, expressed in Japanese yen, and our report dated September 18, 2007 expressed a qualified opinion on those consolidated financial statements and the financial statement schedule because of the omission of segment information required by U.S. generally accepted accounting principles.
/s/KPMG AZSA & Co.
Tokyo, Japan
September 18, 2007

Consolidated statements of income
For the years ended March 31, 2007, 2006 and 2005

				U.S. Dollars
	Yen			(Thousands)
	(Millions)			(Note 2)
	2007	2006	2005	2007
Net sales (Notes 20 and 24)	¥862,025	795,180	657,853	$7,305,297
Cost of sales (Note 24)	622,819	585,780	484,323	5,278,127

Gross profit	239,206	209,400	173,530	2,027,170
Selling, general and administrative expenses (Note 24)	159,106	142,052	119,886	1,348,356
Transfer to the government of the substitutional portion of Employees’ Pension Fund (Note 8):
Subsidy from the government	—	—	(33,533)	—
Loss on settlement	—	—	27,347	—
Restructuring cost (Note 16)	510	6,825	—	4,322

Operating income	79,590	60,523	59,830	674,492
Other income (deductions):
Interest and dividend income	7,025	3,605	1,692	59,534
Interest expense	(200)	(149)	(967)	(1,695)
Equity in earnings of affiliates	1,489	1,368	1,765	12,619
Gain (loss) on securities, net (Note 4)	(212)	(286)	(142)	(1,797)
Foreign exchange gain (loss)	973	948	(856)	8,245
Other — net	0	94	(594)	0

	9,075	5,580	898	76,906

Income from continuing operations before income taxes	88,665	66,103	60,728	751,398
Income taxes (Note 7)	16,985	21,057	23,284	143,940

Income from continuing operations before minority interests	71,680	45,046	37,444	607,458
Minority interests, net of tax	1,555	635	479	13,178

Income from continuing operations	70,125	44,411	36,965	594,280
Discontinued operations (Note 21):
Loss from operations of discontinued business (including loss on disposal of ¥224 million in 2006)	—	310	3,509	—
Income tax expense	—	—	156	—

Loss from discontinued operations	—	310	3,665	—

Net income	¥70,125	44,101	33,300	$594,280

Amounts per share:
	Yen (except number of			U.S. Dollars
	common shares outstanding)			(Note 2)
Income from continuing operations per share (Note 19):
Basic	¥529.88	335.84	279.41	$4.49
Diluted	529.29	335.54	279.25	4.49
Loss from discontinued operations per share (Note 19):
Basic	—	(2.34)	(27.70)	—
Diluted	—	(2.34)	(27.69)	—
Net income per share (Note 19):
Basic	¥529.88	333.50	251.71	$4.49
Diluted	529.29	333.20	251.56	4.49
Weighted average basic common shares outstanding (in thousands) (Note 19)	132,342	132,239	132,293
Weighted average diluted common shares outstanding (in thousands) (Note 19)	132,488	132,355	132,376
Cash dividends paid during the year (Note 9)	¥100.00	80.00	60.00	$0.85

See accompanying notes to consolidated financial statements.

Consolidated balance sheets
As of March 31, 2007 and 2006

			U.S. Dollars
	Yen		(Thousands)
	(Millions)		(Note 2)
ASSETS	2007	2006	2007
Current assets:
Cash and cash equivalents	¥289,169	239,017	$2,450,585
Short-term investments	11,071	—	93,822
Marketable securities (Note 4)	1,063	56	9,008
Trade receivables (Note 20):
Notes	9,546	7,899	80,899
Accounts (Note 24)	175,079	185,224	1,483,720
Allowance for doubtful receivables	(6,311)	(4,064)	(53,483)

Net trade receivables	178,314	189,059	1,511,136

Inventories (Note 5)	89,789	88,968	760,924
Income tax receivables (Note 7)	276	265	2,339
Assets held for sale (Note 17)	2,125	4,110	18,008
Prepaid expenses and other current assets (Notes 7, 8 and 24)	43,563	45,278	369,178

Total current assets	615,370	566,753	5,215,000

Investments in securities (Note 4)	32,641	28,757	276,619

Property, plant and equipment, at cost:
Land	21,696	21,790	183,864
Buildings	194,005	187,810	1,644,110
Machinery and equipment	508,972	482,398	4,313,322
Construction in progress	14,605	12,687	123,771

	739,278	704,685	6,265,067
Less accumulated depreciation	(492,575)	(461,020)	(4,174,364)

Net property, plant and equipment	246,703	243,665	2,090,703

Goodwill (Note 18)	17,539	19,453	148,636
Intangible assets (Notes 8 and 18)	31,005	29,478	262,754
Deferred income taxes (Notes 7 and 8)	9,666	7,287	81,915
Other assets (Notes 8 and 12)	36,380	28,110	308,305

	¥989,304	923,503	$8,383,932

See accompanying notes to consolidated financial statements.

			U.S. Dollars
	Yen		(Thousands)
	(Millions)		(Note 2)
LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ EQUITY	2007	2006	2007
Current liabilities:
Short-term debt (Note 6)	¥3,013	4,469	$25,534
Current installments of long-term debt (Note 6)	514	1,958	4,356
Trade payables:
Notes	4,155	4,353	35,212
Accounts (Note 24)	77,616	80,336	657,763
Accrued salaries and wages	24,562	19,010	208,153
Accrued expenses (Notes 8, 16 and 24)	36,555	43,524	309,788
Income taxes payables (Note 7)	13,245	9,155	112,246
Other current liabilities (Note 7)	5,880	6,817	49,830

Total current liabilities	165,540	169,622	1,402,882

Long-term debt, excluding current installments (Note 6)	532	405	4,508

Retirement and severance benefits (Note 8)	32,290	26,790	273,644

Deferred income taxes (Note 7)	7,526	5,314	63,780

Other noncurrent liabilities	6,501	4,979	55,093

Total liabilities	212,389	207,110	1,799,907

Minority interests	14,203	13,974	120,364

Commitments and contingent liabilities (Notes 12 and 13)

Stockholders’ equity:
Common stock
Authorized 480,000,000 shares; issued 133,189,659 shares in 2007 and 2006; outstanding 132,434,205 shares in 2007 and 132,266,828 shares in 2006	32,641	32,641	276,619
Additional paid-in capital	63,695	63,237	539,788
Legal reserve (Note 9)	18,844	17,517	159,695
Retained earnings (Note 9)	671,350	618,259	5,689,406
Accumulated other comprehensive income (loss) (Notes 7, 8 and 11)	(17,846)	(21,946)	(151,237)
Treasury stock at cost; 755,454 shares in 2007 and 922,831 shares in 2006 (Note 10)	(5,972)	(7,289)	(50,610)

Total stockholders’ equity	762,712	702,419	6,463,661

	¥989,304	923,503	$8,383,932

Consolidated statements of stockholders’ equity
 For the years ended March 31, 2007, 2006 and 2005
Yen (Millions)

	Common stock	Additional paid- in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stock- holders’ equity
			(Note 9)	(Note 9)	(Notes 7, 8 and 11)	(Note 10)
Balance at March 31, 2004	¥32,641	¥63,051	¥16,497	¥560,756	¥(90,387)	¥(6,339)	¥576,219

Non-cash compensation charges under stock option plans		—					—
Cash dividends				(7,938)			(7,938)
Transferred to legal reserve			421	(421)			—
Comprehensive income:
Net income				33,300			33,300
Foreign currency translation adjustments					5,636		5,636
Minimum pension liability adjustments					32,941		32,941
Net unrealized gains (losses) on securities					153		153

Total comprehensive income							72,030

Acquisition of treasury stock						(1,672)	(1,672)
Exercise of stock option				(140)		568	428

Balance at March 31, 2005	¥32,641	¥63,051	¥16,918	¥585,557	¥(51,657)	¥(7,443)	¥639,067

Non-cash compensation charges under stock option plans		186					186
Cash dividends				(10,578)			(10,578)
Transferred to legal reserve			599	(599)			—
Comprehensive income:
Net income				44,101			44,101
Foreign currency translation adjustments					26,100		26,100
Minimum pension liability adjustments					2,719		2,719
Net unrealized gains (losses) on securities					892		892

Total comprehensive income							73,812

Acquisition of treasury stock						(955)	(955)
Exercise of stock option				(222)		1,109	887

Balance at March 31, 2006 (as previously reported)	¥32,641	¥63,237	¥17,517	¥618,259	¥(21,946)	¥(7,289)	¥702,419

Adjustment for the cumulative effect on prior years of the adoption of SAB No. 108 (Note 1)	—	—	—	(2,287)	—	—	(2,287)

Balance at March 31, 2006 (after adjustment)	32,641	63,237	17,517	615,972	(21,946)	(7,289)	700,132

Non-cash compensation charges under stock option plans		458					458
Cash dividends				(13,230)			(13,230)
Transferred to legal reserve			1,327	(1,327)			—
Comprehensive income:
Net income				70,125			70,125
Foreign currency translation adjustments					4,383		4,383
Minimum pension liability adjustments					2,290		2,290
Net unrealized gains (losses) on securities					76		76

Total comprehensive income							76,874

Adjustment to initially apply SFAS 158, net of tax (Note 8)					(2,649)		(2,649)
Acquisition of treasury stock						(32)	(32)
Exercise of stock option				(190)		1,349	1,159

Balance at March 31, 2007	¥32,641	¥63,695	¥18,844	¥671,350	¥(17,846)	¥(5,972)	¥762,712

U.S. Dollars (Thousands) (Note 2)

Balance at March 31, 2006 (as previously reported)	$276,619	$535,907	$148,449	$5,239,483	$(185,983)	$(61,771)	$5,952,704

Adjustment for the cumulative effect on prior years of the adoption of SAB No. 108 (Note 1)	—	—	—	(19,382)	—	—	(19,382)

Balance at March 31, 2006 (after adjustment)	276,619	535,907	148,449	5,220,101	(185,983)	(61,771)	5,933,322

Non-cash compensation charges under stock option plans		3,881					3,881
Cash dividends				(112,119)			(112,119)
Transferred to legal reserve			11,246	(11,246)			—
Comprehensive income:
Net income				594,280			594,280
Foreign currency translation adjustments					37,144		37,144
Minimum pension liability adjustments					19,407		19,407
Net unrealized gains (losses) on securities					644		644

Total comprehensive income							651,475

Adjustment to initially apply SFAS 158, net of tax (Note 8)					(22,449)		(22,449)
Acquisition of treasury stock						(271)	(271)
Exercise of stock option				(1,610)		11,432	9,822

Balance at March 31, 2007	$276,619	$539,788	$159,695	$5,689,406	$(151,237)	$(50,610)	$6,463,661

See accompanying notes to consolidated financial statements.

Consolidated statements of cash flows
For the years ended March 31, 2007, 2006 and 2005

				U.S. Dollars
	Yen			(Thousands)
	(Millions)			(Note 2)
	2007	2006	2005	2007

Cash flows from operating activities:
Net income	¥70,125	44,101	33,300	$594,280
Loss from discontinued operations, net of tax	—	310	3,665	—

Income from continuing operations	70,125	44,411	36,965	594,280
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	65,337	58,540	52,806	553,703
Loss on disposal of property and equipment	2,649	3,220	1,190	22,449
Deferred income taxes	(1,878)	(696)	(5,532)	(15,915)
Loss (gain) on securities, net	212	286	142	1,797
Gain on sale of a subsidiary	—	—	(1,799)	—
Changes in assets and liabilities, net of effects of acquisition of businesses:
Decrease (increase) in trade receivables	11,241	(16,886)	(7,343)	95,263
Decrease (increase) in inventories	892	(287)	3,461	7,559
Decrease (increase) in other current assets	6,202	(8,748)	1,149	52,559
Increase (decrease) in trade payables	(5,272)	7,101	245	(44,678)
Increase (decrease) in accrued expenses	(7,068)	12,347	(2,496)	(59,898)
Increase (decrease) in income taxes payables, net	4,004	(10,689)	14,464	33,932
Increase (decrease) in retirement and severance benefits, net	(74)	981	2,519	(627)
Other — net	(887)	(462)	(522)	(7,517)

Net cash provided by operating activities	145,483	89,118	95,249	1,232,907

Cash flows from investing activities:
Capital expenditures	(70,440)	(73,911)	(61,005)	(596,949)
Proceeds from sale of short-term investments	20,046	—	—	169,881
Payment for purchase of short-term investments	(31,089)	—	—	(263,466)
Proceeds from sale and maturity of investments in securities	23	4,263	1,788	195
Payment for purchase of investments in securities	(3,638)	(4,227)	(2,424)	(30,831)
Acquisition of businesses, net of cash acquired	—	(32,868)	(1,496)	—
Proceeds from sale of property, plant and equipment	3,678	3,373	999	31,170
Acquisition of minority interests	(6)	(2,587)	—	(51)
Proceeds from sale of discontinued operations	—	1,538	—	—
Other — net	(62)	(363)	(221)	(525)

Net cash used in investing activities	(81,488)	(104,782)	(62,359)	(690,576)

Cash flows from financing activities:
Proceeds from long-term debt	—	269	218	—
Repayment of long-term debt	(2,143)	(218)	(164)	(18,161)
Increase (decrease) in short-term debt, net	(1,456)	3,688	(330)	(12,339)
Proceeds from exercise of stock options	1,159	887	428	9,822
Cash paid to acquire treasury stock	(32)	(955)	(1,672)	(271)
Dividends paid	(13,230)	(10,578)	(7,938)	(112,119)
Other — net	(160)	(218)	(171)	(1,356)

Net cash used in financing activities	(15,862)	(7,125)	(9,629)	(134,424)

Cash flows of discontinued operations
Operating cash flows:	—	(407)	(1,458)	—
Investing cash flows:	—	(4)	(166)	—
Financing cash flows:	—	—	—	—
Effect of exchange rate changes on cash and cash equivalents from discontinued operations	—	(3)	(1)	—

Net cash used in discontinued operations	—	(414)	(1,625)	—

Effect of exchange rate changes on cash and cash equivalents	2,019	10,712	2,717	17,110

Net increase (decrease) in cash and cash equivalents	50,152	(12,491)	24,353	425,017
Cash and cash equivalents at beginning of period	239,017	251,508	227,155	2,025,568

Cash and cash equivalents at end of period	¥289,169	239,017	251,508	$2,450,585

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Nature of Operations and Summary of Significant Accounting Policies
(a) Nature of Operations
               TDK, a Tokyo-based company founded in 1935, is a multinational manufacturer of ferrite products and a producer of inductor, ceramic capacitors, magnetic head and other components and recording media. TDK’s two business segments are electronic materials and components, and recording media, which accounted for 88.0 percent and 12.0 percent of net sales, respectively, for the year ended March 31, 2007. The main products which are manufactured and sold by the two business segments are as follows:
(i)	Electronic materials and components products:

Multilayer ceramic chip capacitors, Rare-earth magnets, Inductors, Switching power supplies, HDD heads, and Organic electroluminescent (EL) display
(ii)	Recording media products:

Audio tapes, Video tapes, CD-Rs, MDs, DVDs, and Tape-based data storage media for computers
               TDK sells electronic materials and components products to the electric industry, mainly in Asia and Japan, and recording media products to volume retailers, distribution agents, mainly in Japan, Europe, and North America.
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
(d) Cash Equivalents and Short-term Investments
               Cash equivalents include all highly liquid investments with an original maturity of three months or less. All other highly liquid investments not considered to be cash equivalents are classified as short-term investments. TDK determines the appropriate classification of its investments at the time of purchase.
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
               Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income (loss) until realized. As of March 31, 2007 and 2006, TDK did not hold any trading or held-to-maturity securities. Available-for sale securities, which mature or are expected to be sold in less than one year, are classified as marketable securities.
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
(j) Stock Option Plan
               On April 1, 2006, TDK adopted Statement of Financial Accounting Standards No. 123 (revised 2004) (“SFAS 123R”), “Share-Based Payment”, using the modified prospective method. SFAS 123R requires TDK to measure the cost of employee services received in exchange for equity awards based on the grant date fair value of the awards. As provided under this method, prior periods have not been restated. Stock based compensation expense for the year ended March 31, 2007 includes the unvested portion of the grant date fair value of awards issued prior to adoption previously calculated for disclosure purpose, and compensation expense for all equity awards granted subsequent to April 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. TDK uses the straight-line attribution method to recognize stock-based compensation expense over the requisite service period for the entire award. TDK recognized the stock option related compensation expense of ¥458 million ($3,881 thousand) and the related tax benefit of ¥67 million ($568 thousand) for the year ended March 31, 2007 pursuant to SFAS 123R. As a result of the adopting SFAS 123R, income from continuing operations before income taxes and net income for the year ended March 31, 2007 were reduced by ¥284 million and ¥288 million, respectively. Basic and diluted net income per share for the year ended March 31, 2007 were reduced by ¥2.17 and ¥2.18 per share, respectively.
               Prior to April 1, 2006, TDK accounted for equity awards granted under its stock option plans under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees” and provided the required pro forma disclosure amounts prescribed by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. TDK recognized the stock option related compensation expense of ¥186 million for the year ended March 31, 2006 pursuant to APB 25. No tax benefit was recognized in relation to this compensation expense. No stock option related compensation expense was recognized for the year ended March 31, 2005.

               The following table illustrates the effects on both income from continuing operations and net income if the fair-value-based method had been applied to all outstanding and unvested stock based awards with such costs recognized ratably over the vesting period of the underlying instruments.

	Yen
	(Millions)
	2006	2005
Income from continuing operations, as reported	¥44,411	36,965
Add compensation expense recognized under intrinsic value method	186	—
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards	(607)	(438)

Pro forma income from continuing operations	¥43,990	36,527

	Yen
Basic income from continuing operations per share:
As reported	¥335.84	279.41
Pro forma	332.66	276.11
Diluted income from continuing operations per share:
As reported	¥335.54	279.25
Pro forma	332.39	275.98

	Yen
	(Millions)
	2006	2005
Net income, as reported	¥44,101	33,300
Add compensation expense recognized under intrinsic value method	186	—
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards	(607)	(438)

Pro forma net income	¥43,680	32,862

	Yen
Basic net income per share:
As reported	¥333.50	251.71
Pro forma	330.32	248.40
Diluted net income per share:
As reported	¥333.20	251.56
Pro forma	330.05	248.29

(k) Research and Development Expenses
               Research and development costs are expensed as incurred.
(l) Advertising Costs
               Advertising costs are expensed as incurred.
(m) Shipping and Handling Fees and Costs
               Shipping and handling costs amounted to ¥15,134 million ($128,254 thousand), ¥15,326 million and ¥13,397 million for the years ended March 31, 2007, 2006 and 2005, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

(n) Foreign Currency Translation
               Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards No. 52 (“SFAS 52”), “Foreign Currency Translation”. Under SFAS 52, the assets and liabilities of TDK’s subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Revenue and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from foreign currency transactions are included in other income (deductions), and those resulting from translation of financial statements of foreign subsidiaries are excluded from the statements of income and are accumulated in stockholders’ equity as a component of accumulated other comprehensive income (loss).
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
(q) Goodwill and Other Intangible Assets
               Goodwill is not amortized, but instead is tested for impairment at least annually or more frequently if certain indicators arise. Intangible assets with finite useful lives are amortized over their respective estimated useful lives. Intangible assets determined to have an indefinite useful life are not amortized, but instead are tested for impairment annually until the life is determined to no longer be indefinite.
               TDK conducts its annual impairment test of goodwill and other indefinite lived intangible assets in the fourth quarter of each fiscal year.
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

(t) Revenue Recognition
               TDK generates revenue principally through the sale of electronic materials and components and recording media under separate contractual arrangements for each. TDK recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer, the sales price is fixed or determinable, and collectibility is probable.
               Revenue from sales of electronic materials and components including electronic materials, electronic devices and recording devices is recognized when the products are received by customers based on the free-on board destination sales term. With regards to sales of electronic materials and components, TDK’s policy is not to accept product returns unless the products are defective. The conditions of acceptance are governed by the terms of the contract or customer arrangement and those not meeting the predetermined specification are not recorded as revenue.
               Revenue from sales of recording media products such as videotape and DVDs is also recognized when the products are received by customers based on the free-on board destination sales term or when the products are delivered to carriers on the Carriage and Insurance Paid to (CIP).
               TDK offers sales incentives through various programs to certain resellers and retailers. These sales incentives include product discounts, volume-based discounts, marketing development funds (“MDFs”), rebates and coupons, and are accounted for in accordance with Emerging Issues Task Force Issue No. 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of Vendor’s Product)” (“EITF 01-9”). Generally, under EITF 01-9, consideration given by a vendor to a customer is presumed to be a reduction of the selling price of goods and services, and therefore, should be recognized as a reduction of revenue in the vendor’s income statement. The presumption may be overcome based on certain factors. These sales incentives totaled to ¥14,034 million ($118,932 thousand), ¥13,479 million and ¥14,292 million for the years ended March 31, 2007, 2006 and 2005, respectively.
               A number of product discounts are based on a certain percentage off the invoice price predetermined by spot contracts or based on contractually agreed upon amounts with resellers and retailers. Product discounts are recognized as a reduction of revenue at the time the related revenue is recognized and amounted to ¥6,586 million ($55,814 thousand), ¥7,415 million and ¥7,194 million for the years ended March 31, 2007, 2006 and 2005, respectively.
               Volume-based discounts are provided only if the resellers and retailers achieve a specified cumulative level of revenue transactions in a year or less period. Liabilities are recognized as a reduction of revenue for the expected sales incentive at the time the related revenue is recognized and are initially based on the estimation of sales volume by using historical experience on an individual customer basis. Estimates of expected sales incentives are evaluated and adjusted periodically based on actual revenue transactions and forecasts for the balance of the year or incentive period. Volume-based discounts recognized as a reduction of revenue amounted to ¥3,815 million ($32,331 thousand), ¥2,646 million and ¥3,005 million for the years ended March 31, 2007, 2006 and 2005, respectively.
               MDFs are provided to certain resellers and retailers as a contribution to or a sponsored fund for customers’ marketing programs, such as customers’ coupons, catalog, sales contests and advertisements, mostly in the form of a subsidy. Under this program, we do not receive an identifiable benefit sufficiently separable from our customers. Accordingly, MDFs are accounted for as a reduction of revenue based on the annual contract or at the time TDK has incurred the obligation, if earlier, and amounted to ¥1,692 million ($14,339 thousand), ¥1,970 million and ¥2,631 million for the years ended March 31, 2007, 2006 and 2005, respectively.

               Consumer promotions mainly consist of coupons and mail-in rebates offered to end users, that are reimbursed by TDK to retailers or end users for the coupons or mail-in rebates redeemed. Liabilities are recognized at the time related revenue is recognized (or at the time of the offer if the sale to retailers occurs before the offer) for the expected number of coupons or mail-in rebates to be redeemed. TDK uses historical rates of redemption on similar offers for similar products to estimate redemption rates for current incentive offerings. Consumer promotions recognized as a reduction of revenue amounted to ¥1,436 million ($12,169 thousand), ¥995 million and ¥1,061 million for the years ended March 31, 2007, 2006 and 2005, respectively.
               TDK also provides slotting fees paid to certain retailers for putting TDK products at attractive areas or shelves in the store. Slotting fees are recognized as a reduction of revenue at the time TDK has incurred the obligation. Slotting fees recognized as a reduction of revenue amounted to ¥365 million ($3,093 thousand), ¥274 million and ¥205 million for the years ended March 31, 2007, 2006 and 2005, respectively.
               Additionally, TDK has advertising programs with certain resellers and retailers where TDK agrees to reimburse them for advertising cost incurred by them to put TDK products on their flyers, catalogs and billboards. TDK receives an identifiable benefit (advertising) in return for the consideration and that benefit is sufficiently separable because TDK could have purchased that advertising from other parties. Also, TDK can reasonably estimate the fair value of the benefit through obtaining sufficient evidence from the resellers and retailers in the form of the invoice issued by the third party providing the service to the resellers and retailers. Therefore, such advertising programs are expensed as selling, general and administrative expenses at the time TDK has incurred the obligation and amounted to ¥140 million ($1,186 thousand), ¥179 million and ¥196 million for the years ended March 31, 2007, 2006 and 2005, respectively.
               TDK allows limited right of returns in certain cases and reduces revenue for estimated future returns based upon historical experience at the time the related revenue is recorded.
               Warranties offered on TDK’s products are insignificant.
(u) Considering the Effects of Prior Year Misstatements
               In September 2006, the United States Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB 108 requires TDK to quantify misstatements using both the balance-sheet and income-statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. When the effect of initial adoption is determined to be material, SAB 108 allows TDK to record that effect as a transitional cumulative-effect adjustment to beginning-of-year retained earnings. SAB 108 is effective from the first fiscal year ending after November 15, 2006. Upon adoption of SAB 108, TDK corrected prior year misstatements through a cumulative-effect adjustment to the beginning of the year retained earnings. Prior to the adoption of SAB 108, TDK had not recorded accrued vacations in accordance with Statement of Financial Accounting Standards No. 43 (“SFAS 43”), “Accounting for Compensated Absences”, which had previously been considered immaterial to the prior year consolidated financial statements. The adjustment for the accrued vacation decreased the beginning of year retained earnings by ¥2,287 million. TDK recorded a decrease in an accrued vacation expense in the amount of ¥5 million, net of related income taxes, relating to SFAS 43 for the year ended March 31, 2007.
(v) New Accounting Standards Not Yet Adopted
               In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. FIN 48 establishes the threshold for recognizing the benefits of tax-return positions in the consolidated financial statements as “more-likely-than -not” to be sustained by the taxing authority, and prescribes a measurement methodology for those positions meeting the recognition threshold. FIN 48 is effective for fiscal years beginning after December 15, 2006. TDK is currently evaluating the effect that the adoption of FIN 48 will have on TDK’s consolidated financial position and results of operations.

               In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. TDK does not expect the adoption of SFAS 157 to have a material effect on TDK’s consolidated financial position and results of operations.
               In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (“SFAS 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. SFAS 158 requires TDK to recognize in its consolidated balance sheets the funded status of pension and other post retirement benefit plans and provide additional disclosure. The recognition and disclosure provision is effective for fiscal years ending after December 15, 2006. On March 31, 2007, TDK adopted the recognition and disclosure provisions of SFAS 158. See Note 8 for further discussion of the effect of adopting SFAS 158 on TDK’s consolidated financial position. SFAS 158 also requires TDK to measure the fair value of plan assets and benefit obligations as of the date of its fiscal year-end. The measurement date provision will be effective for fiscal years ending after December 15, 2008. TDK currently uses a December 31 measurement date, and is evaluating the effect of changing measurement date on TDK’s consolidated financial position and results of operations.
               In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of Statement of Financial Accounting Standards No. 115”. SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. TDK does not expect the adoption of SFAS 159 to have a material effect on TDK’s consolidated financial position and results of operations.
(w) Reclassifications
               In 2006 TDK has separately disclosed the operating, investing and financing portions of the cash flows attributable to its discontinued operations.
2. Financial Statement Translation
               The consolidated financial statements are expressed in Japanese yen, the functional currency of TDK. Supplementally, the Japanese yen amounts as of and for the year ended March 31, 2007, have also been translated into U.S. dollar amounts, solely for the convenience of the reader, at the rate of ¥118=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market on March 31, 2007. This translation should not be construed as a representation that the amounts shown could be converted into U.S. dollars at such rate.
3. Foreign Operations
               Amounts included in the consolidated financial statements relating to subsidiaries operating in foreign countries are summarized as follows:

				U.S. Dollars
	Yen (Millions)			(Thousands)
	2007	2006	2005	2007
Net assets	¥490,186	435,381	360,925	$4,154,119
Net sales	674,969	626,626	498,336	5,720,076
Net income	47,599	28,582	17,362	403,381

4. Marketable Securities and Investments in Securities
               Marketable securities and investments in securities at March 31, 2007 and 2006, are as follows:

			U.S. Dollars
	Yen (Millions)		(Thousands)
	2007	2006	2007
Short-term marketable securities	¥1,063	56	$9,008
Long-term marketable securities	15,912	13,042	134,847
Nonmarketable securities	357	596	3,026
Investments in affiliates	16,372	15,119	138,746

	¥33,704	28,813	$285,627

               Marketable securities and investments in securities include available-for-sale securities. Information with respect to such securities at March 31, 2007 and 2006, is as follows:
As of March 31, 2007

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
Yen (Millions):	Cost	Gains	Losses	Fair Value
Equity securities	¥11,919	3,566	488	14,997
Debt securities	1,983	—	5	1,978

	¥13,902	3,566	493	16,975

As of March 31, 2006

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
Yen (Millions):	Cost	Gains	Losses	Fair Value
Equity securities	¥9,246	2,859	2	12,103
Debt securities	1,002	—	7	995

	¥10,248	2,859	9	13,098

As of March 31, 2007

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
U.S. Dollars (Thousands):	Cost	Gains	Losses	Fair Value
Equity securities	$101,008	30,220	4,136	127,092
Debt securities	16,805	—	42	16,763

	$117,813	30,220	4,178	143,855

               Debt securities classified as available-for-sale at March 31, 2007 mature in fiscal 2008 through 2010 (weighted average remaining term of 1.7 years).
               The proceeds from sale and settlement of available-for-sale securities are ¥23 million ($195 thousand), ¥4,263 million and ¥1,788 million for the years ended March 31, 2007, 2006 and 2005, respectively. The gross realized gains on the sale and settlement of available-for-sale securities are ¥3 million ($25 thousand), ¥714 million and ¥377 million for the years ended March 31, 2007, 2006 and 2005, respectively. TDK recorded an impairment of ¥215 million ($1,822 thousand), ¥1,000 million and ¥519 million on certain available-for-sale securities and nonmarketable securities representing other-than-temporary declines in the fair value for the years ended March 31, 2007, 2006 and 2005, respectively.
               At March 31, 2007, all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than 12 months.

               The aggregate cost of nonmarketable securities accounted for under the cost method at March 31, 2007 and 2006 totaled ¥357 million ($3,026 thousand) and ¥596 million, respectively, and, as of March 31, 2007 and 2006, those securities were not evaluated for impairment because (a) TDK did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investment and (b) TDK did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of those investments.
               Investments in affiliates accounted for by the equity method consist of 29.0 percent of the common stock of Semiconductor Energy Laboratory Co., Ltd., a research and development company, 50.0 percent of the common stock of TMP Co., Ltd., a magnetic products manufacturing company, and four other affiliated companies, collectively, which are not significant. As of March 31, 2007 and 2006, the difference between TDK’s carrying value of investments in affiliates and its share of the underlying net equity in such affiliates substantially consists of unamortized amounts of equity-method goodwill of ¥999 million ($8,466 thousand) and ¥1,231 million, respectively.
                As of March 31, 2007 and 2006, certain debt securities in the amount of ¥1,972 million and ¥989 million, respectively were pledged as collateral for extended custom duty payments to Tokyo Customs.
5.	Inventories
               Inventories at March 31, 2007 and 2006, are summarized as follows:

	Yen		U.S. Dollars
	(Millions)		(Thousands)
	2007	2006	2007

Finished goods	¥38,546	36,826	$326,661
Work in process	22,158	23,490	187,780
Raw materials	29,085	28,652	246,483

	¥89,789	88,968	$760,924

6.	Short-Term and Long-Term Debt
               Short-term debt and weighted average interest rates at March 31, 2007 and 2006, are as follows:

	Yen		U.S. Dollars	Weighted average
	(Millions)		(Thousands)	interest rate
	2007	2006	2007	2007	2006

Short-term bank loans — unsecured	¥3,013	4,469	$25,534	1.81%	1.63%

               Long-term debt at March 31, 2007 and 2006, is set forth below:

	Yen		U.S. Dollars
	(Millions)		(Thousands)
	2007	2006	2007

Loans from banks, unsecured (weighted average: 2006—0.96%)	¥—	1,700	$—
Loans from banks, secured, due fiscal 2009—2012 (weighted average: 2007—0.93%, 2006—0.95%)	255	345	2,161
Lease obligation (weighted average: 2007—5.16%, 2006—5.78%)	791	318	6,703

	1,046	2,363	8,864
Less current installments	514	1,958	4,356

	¥532	405	$4,508

               The aggregate annual maturities of long-term debt outstanding at March 31, 2007, are as follows:

		U.S. Dollars
	Yen (Millions)	(Thousands)

Year ending March 31,
2008	¥514	$4,356
2009	386	3,271
2010	93	788
2011	35	297
2012	18	152

	¥1,046	$8,864

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
               As of March 31, 2007 and 2006, property, plant and equipment having a net book value of ¥2,200 million ($18,644 thousand) and ¥2,264 million, respectively were pledged as a collateral for long-term debt from banks.
               There were no debt covenants, or cross-default provisions under TDK’s financing arrangements. Furthermore, there were no subsidiary level dividend restrictions under the financing arrangements.
7.	Income Taxes
               TDK and its domestic subsidiaries are subject to a national corporate tax of 30 percent, an inhabitants tax of between 5.2 percent and 6.2 percent and a deductible enterprise tax of between 7.7 percent and 8.0 percent, which in the aggregate resulted in a statutory rate of approximately 40.4 percent for the years ended March 31, 2007, 2006 and 2005.
               For the year ended March 31, 2005, residual tax effects of ¥4,571 million previously recorded in accumulated other comprehensive income (minimum pension liability adjustments) were released and recorded as a reduction to income tax expense in the consolidated statements of income as a result of the elimination of the minimum pension liability adjustment.
               The effective tax rates of TDK for the years ended March 31, 2007, 2006 and 2005, are reconciled with the Japanese statutory tax rate in the following table:

	2007	2006	2005

Japanese statutory tax rate	40.4%	40.4%	40.4%
Expenses not deductible for tax purposes	1.1	1.6	1.1
Non taxable income	(0.2)	(0.1)	(0.2)
Difference in statutory tax rates of foreign subsidiaries	(15.0)	(13.9)	(10.5)
Change in the valuation allowance	(1.1)	4.7	3.8
Investment tax credit	(0.5)	(0.1)	(1.2)
Research and development tax credit	(4.5)	(1.4)	(3.6)
Residual tax effect in minimum pension liability adjustments	—	—	(7.5)
Additional tax related to prior years income	—	1.7	17.0
Other	(1.0)	(1.0)	(1.0)

Effective tax rate	19.2%	31.9%	38.3%

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
               Total income taxes for the years ended March 31, 2007, 2006 and 2005 are allocated as follows:

	Yen			U.S.Dollars
	(Millions)			(Thousands)
	2007	2006	2005	2007

Income from continuing operations	¥16,985	21,057	23,284	$143,940
Loss from discontinued operations	—	—	156	—
Stockholders’ equity, accumulated other comprehensive income (loss):
Foreign currency translation adjustments	4	8	8	34
Net unrealized gains (losses) on securities	88	849	(148)	746
Minimum pension liability adjustments	1,037	2,074	29,538	8,788
Pension liability adjustments to initially apply SFAS 158	(1,022)	—	—	(8,661)

Total income taxes	¥17,092	23,988	52,838	$144,847

               Income from continuing operations before income taxes and income taxes for the years ended March 31, 2007, 2006 and 2005, are summarized as follows:

	Income From
	Continuing
	Operations
	Before Income	Income Taxes
	Taxes	Current	Deferred	Total

Yen (Millions):

2007
Japanese	¥35,189	11,947	537	12,484
Foreign	53,476	6,916	(2,415)	4,501

	¥88,665	18,863	(1,878)	16,985

2006
Japanese	28,004	11,160	657	11,817
Foreign	38,099	10,593	(1,353)	9,240

	66,103	21,753	(696)	21,057

2005
Japanese	36,836	22,261	(5,026)	17,235
Foreign	23,892	6,555	(506)	6,049

	60,728	28,816	(5,532)	23,284

U.S. Dollars (Thousands):

2007
Japanese	$298,212	101,245	4,551	105,796
Foreign	453,186	58,610	(20,466)	38,144

	$751,398	159,855	(15,915)	143,940

               The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2007 and 2006, are as follows:

	Yen		U.S. Dollars
	(Millions)		(Thousands)
	2007	2006	2007

Deferred tax assets:
Trade accounts receivable, principally due to allowance for doubtful receivables	¥712	433	$6,034
Inventories	1,191	1,005	10,093
Accrued business tax	702	370	5,949
Accrued expenses	7,049	5,145	59,737
Retirement and severance benefits	11,298	11,884	95,746
Net operating loss carryforwards	21,132	20,116	179,085
Tax credit carryforwards	1,413	684	11,975
Minimum pension liability adjustments	—	2,269	—
Pension liability adjustments	2,247	—	19,042
Property, plant and equipment, principally due to differences in depreciation	4,019	3,153	34,059
Other	1,700	1,835	14,406

Total gross deferred tax assets	51,463	46,894	436,126
Less valuation allowance	(22,233)	(20,298)	(188,415)

Net deferred tax assets	¥29,230	26,596	$247,711

Deferred tax liabilities:
Investments, principally due to differences in valuation	(6,139)	(6,030)	(52,025)
Undistributed earnings of foreign subsidiaries	(3,378)	(3,948)	(28,627)
Net unrealized gains on securities	(1,597)	(1,223)	(13,534)
Acquired intangible assets	(5,255)	(4,990)	(44,534)
Other	(1,186)	(1,086)	(10,051)

Total gross deferred tax liabilities	(17,555)	(17,277)	(148,771)

Net deferred tax assets	¥11,675	9,319	$98,940

               The net changes in the total valuation allowance for the years ended March 31, 2007, 2006 and 2005, are an increase of ¥1,935 million ($16,398 thousand), ¥4,889 million and ¥4,381 million, respectively. The valuation allowance primarily relates to deferred tax assets associated with net operating loss carryforwards incurred by certain foreign subsidiaries. Of ¥22,233 million ($188,415 thousand) in valuation allowances at March 31, 2007, ¥562 million ($4,763 thousand) was related to preacquisition tax benefits. In the future, if TDK determines that the realization of these deferred tax assets is more likely than not, the reversal of the related valuation allowance will reduce goodwill instead of the provision for taxes. The decrease in the valuation allowance attributable to preacquisition tax benefits recognized during the years ended March 31, 2006 and 2005 amounted to ¥154 million and ¥119 million, respectively. The reversal of the valuation allowance upon realization of tax benefits resulted in a reduction of goodwill. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax carryforwards are utilized. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not TDK will realize the benefits of these deductible differences and tax carryforwards, net of the existing valuation allowance at March 31, 2007.

               At March 31, 2007, certain subsidiaries have net operating loss carryforwards for income tax purposes of ¥68,030 million ($576,525 thousand) which are available to offset future taxable income, if any.
               Periods available to offset future taxable income vary in each tax jurisdiction and range from one year to an indefinite period as follows:

		U.S. Dollars
	Yen (Millions)	(Thousands)

Within 1 year	¥1,037	$8,788
1 to 5 years	5,958	50,491
5 to 20 years	14,994	127,068
Indefinite periods	46,041	390,178

	¥68,030	$576,525

               At March 31, 2007, certain subsidiaries have tax credit carryforwards for income tax purposes of ¥1,413 million ($11,975 thousand) which are available to reduce future income taxes, if any. Approximately ¥1,365 million ($11,568 thousand) of the tax credit carryforwards expire through 2020, while the remainder have an indefinite carryforward period.
               Net deferred income tax assets and liabilities at March 31, 2007 and 2006, are reflected in the accompanying consolidated balance sheets under the following captions:

	Yen		U.S. Dollars
	(Millions)		(Thousands)
	2007	2006	2007
Prepaid expenses and other current assets	¥9,615	7,401	$81,483
Deferred income taxes (noncurrent assets)	9,666	7,287	81,915
Other current liabilities	(80)	(55)	(678)
Deferred income taxes (noncurrent liabilities)	(7,526)	(5,314)	(63,780)

	¥11,675	9,319	$(98,940)

               As of March 31, 2007 and 2006, TDK did not recognize deferred tax liabilities of approximately ¥74,027 million ($627,347 thousand) and ¥61,144 million, respectively, for certain portions of undistributed earnings of foreign subsidiaries because TDK currently does not expect those unremitted earnings to reverse and become taxable to TDK in the foreseeable future. A deferred tax liability will be recognized when TDK expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. As of March 31, 2007 and 2006, the undistributed earnings of these subsidiaries are approximately ¥317,439 million ($2,690,161 thousand) and ¥258,881 million, respectively.
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

               On March 31, 2007, TDK adopted the recognition and disclosure provisions of SFAS 158. SFAS 158 required TDK to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in the consolidated balance sheets, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The adjustment to accumulated other comprehensive income (loss) at adoption represents the unrecognized net actuarial loss and unrecognized prior service cost, which were previously netted against the plans’ funded status in the consolidated balance sheets pursuant to the provisions of SFAS 87. These amounts will be subsequently recognized as net periodic benefit cost pursuant to TDK’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods will be recognized as a component of other comprehensive income (loss). Those amounts will be subsequently recognized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income (loss) at adoption of SFAS 158.
               The incremental effects of adopting the provisions of SFAS 158 on the accompanying consolidated balance sheet at March 31, 2007 are presented in the following table. The adoption of SFAS 158 had no effect on the consolidated statement of income for the year ended March 31, 2007, or for any prior period presented, and it will not effect TDK’s operating results in future periods.

	Yen
	(Millions)
	Before		After
	application of		application of
	SFAS 158	Adjustments	SFAS 158

Assets:
Prepaid expenses and other current assets	¥43,090	473	¥43,563
Intangible assets	31,105	(100)	31,005
Deferred income taxes (noncurrent assets)	9,117	549	9,666
Other assets	32,077	4,303	36,380

Liabilities:
Accrued expenses	35,384	1,171	36,555
Retirement and severance benefits	25,566	6,724	32,290

Minority interests	14,224	(21)	14,203

Stockholders’ equity:
Accumulated other comprehensive income (loss)	(15,197)	(2,649)	(17,846)

	U.S. Dollars
	(Thousands)
	Before		After
	application of		application of
	SFAS 158	Adjustments	SFAS 158

Assets:
Prepaid expenses and other current assets	$365,170	4,008	$369,178
Intangible assets	263,601	(847)	262,754
Deferred income taxes (noncurrent assets)	77,262	4,653	81,915
Other assets	271,839	36,466	308,305

Liabilities:
Accrued expenses	299,864	9,924	309,788
Retirement and severance benefits	216,661	56,983	273,644

Minority interests	120,542	(178)	120,364

Stockholders’ equity:
Accumulated other comprehensive income (loss)	(128,788)	(22,449)	(151,237)

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	Yen		U.S. Dollars
	(Millions)		(Thousands)
	2007	2006	2007
Change in benefit obligations:
Benefit obligations at beginning of period	¥193,292	184,997	$1,638,068
Service cost	6,781	6,587	57,466
Interest cost	4,186	4,050	35,475
Actuarial gain	(7,260)	(336)	(61,525)
Benefits paid	(6,275)	(6,447)	(53,178)
Acquisition	—	3,600	—
Others	159	(63)	1,347
Translation adjustment	102	904	864

Benefit obligations at end of period	190,985	193,292	1,618,517

Change in plan assets:
Fair value of plan assets at beginning of period	172,860	142,648	1,464,915
Actual return on plan assets	11,043	28,124	93,585
Employer contributions	6,210	6,050	52,627
Benefits paid	(5,140)	(5,815)	(43,559)
Acquisition	—	1,467	—
Others	(49)	—	(415)
Translation adjustment	137	386	1,161

Fair value of plan assets at end of period	185,061	172,860	1,568,314

Funded status	¥(5,924)	(20,432)	$(50,203)

Amounts recognized in the consolidated balance sheet as of March 31, 2007 consist of:

	Yen	U.S. Dollars
	(Millions)	(Thousands)
Other assets	¥27,537	$233,365
Accrued expenses	(1,171)	(9,924)
Retirement and severance benefits	(32,290)	(273,644)

	¥(5,924)	$(50,203)

Amounts recognized in accumulated other comprehensive income (loss) as of March 31, 2007 consist of:

	Yen	U.S. Dollars
	(Millions)	(Thousands)
Net actuarial loss	¥29,969	$253,974
Prior service benefit	(23,883)	(202,398)

	¥6,086	$51,576

The funded status as of March 31, 2006, reconciled to the net amount recognized in the consolidated balance sheet at that date, is summarized as follows:

Yen
(Millions)
Funded status	¥(20,432)
Unrecognized net transition obligation being recognized over 18 years	(1,276)
Unrecognized net actuarial loss	45,280
Unrecognized prior service benefit	(26,254)

Net amount recognized	¥(2,682)

Amounts recognized in the consolidated balance sheet as of March 31, 2006 consist of:

Yen
(Millions)
Prepaid pension cost	¥18,289
Retirement and severance benefits	(26,790)
Intangible assets	99
Accumulated other comprehensive loss	5,720

Net amount recognized	¥(2,682)

Accumulated benefit obligation for all defined benefit plans was as follows:

	Yen		U.S. Dollars
	(Millions)		(Thousands)
	2007	2006	2007
Accumulated benefit obligation	¥176,886	175,073	$1,499,034

               The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows.

	Yen		U.S. Dollars
	(Millions)		(Thousands)
	2007	2006	2007
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥67,333	66,613	$570,619
Fair value of plan assets	41,534	37,405	351,983
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	60,908	60,200	516,169
Fair value of plan assets	40,607	36,584	344,127

Net periodic benefit cost for TDK’s employee retirement and severance defined benefit plans for the years ended March 31, 2007, 2006 and 2005 consisted of the following components:

	Yen			U.S. Dollars
	(Millions)			(Thousands)
	2007	2006	2005	2007
Service cost-benefits earned during the year	¥6,781	6,587	6,806	$57,466
Interest cost on projected benefit obligation	4,186	4,050	5,359	35,475
Expected return on plan assets	(4,878)	(3,386)	(3,180)	(41,339)
Amortization of transition assets	(1,276)	(1,331)	(1,331)	(10,814)
Recognized actuarial loss	1,545	3,445	5,696	13,093
Amortization of unrecognized prior service benefit	(2,029)	(2,041)	(1,522)	(17,195)
Settlement gain, net	—	—	(6,186)	—

	¥4,329	7,324	5,642	$36,686

               The estimated net actuarial loss and prior service benefit for the defined pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are summarized as follows:

	Yen	U.S. Dollars
	(Millions)	(Thousands)
Net actuarial loss	¥981	$8,314
Prior service benefit	(2,013)	(17,059)

Assumptions
Weighted-average assumptions used to determine benefit obligations at March 31:

	2007	2006
Discount rate	2.4%	2.2%
Assumed rate of increase in future compensation levels	3.0%	3.0%

Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31:

	2007	2006	2005
Discount rate	2.2%	2.2%	2.1%
Assumed rate of increase in future compensation levels	3.0%	3.0%	3.0%
Expected long-term rate of return on plan assets	3.2%	2.7%	2.2%

               TDK determines the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. TDK considers the current expectations for future returns and the actual historical returns of each plan asset category.
Plan assets
               The weighted-average asset allocations of TDK’s benefit plans at March 31, 2007 and 2006 by asset category are as follows:

	2007	2006
Equity securities	62.7%	65.4%
Debt securities	24.5%	26.1%
Cash	2.6%	2.2%
Other	10.2%	6.3%

	100.0%	100.0%

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
Contributions
               TDK expects to contribute ¥4,411 million ($37,381 thousand) to its defined benefit plans for the year ending March 31, 2008.
Estimated future benefit payments
               The benefits expected to be paid from the pension plans in each year 2008 through 2017 are as follows:

	Yen	U.S. Dollars
	(Millions)	(Thousands)
Year ending March 31,
2008	¥7,309	$61,941
2009	7,568	64,136
2010	8,041	68,144
2011	8,039	68,127
2012	8,388	71,085
2013 — 2017	¥41,229	$349,398

9.     Legal Reserve and Dividends
               The Japanese Company Law provides that an amount equal to 10 percent of cash dividends and other distributions from retained earnings paid by TDK and its Japanese subsidiaries be appropriated as a legal reserve. No further appropriations are required when the total amount of the additional paid-in capital and the legal reserve equals 25 percent of their respective stated capital. The Japanese Company Law also provides that additional paid-in capital and the legal reserve are available for appropriations by the resolution of the shareholders. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries. Cash dividends and appropriations to the legal reserve charged to retained earnings for the years ended March 31, 2007, 2006 and 2005 represent dividends paid out during those years and the related appropriations to the legal reserve. The accompanying consolidated financial statements do not include any provision for the dividend resolved by the Board of Directors of ¥60 ($0.51) per share aggregating ¥7,946 million ($67,339 thousand) in respect of the year ended March 31, 2007.
               Cash dividends per common share are computed based on dividends paid for the year.
10.     Stock Option Plan
(a)	TDK
               TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 29, 2006 regarding the issuance of stock acquisition rights as share-based compensation stock options (the Stock Acquisition Rights) to Directors and Corporate Officers, pursuant to Articles 236, 238 and 239 of the Company Law. Upon approval, the Board of Directors adopted resolutions to issue an aggregate of 203 Stock Acquisition Rights, each representing an option to purchase 100 shares of common stock of TDK, to the then 17 Directors and Corporate Officers of TDK. The Stock Acquisition Rights issued on August 5, 2006 are fully vested on date of issuance and have the exercise period of 20 years. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥1 ($0.01) per share of common stock.
               TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 29, 2006 regarding the issuance of stock acquisition rights as stock options to select senior executives of TDK, and the Directors and select senior executives of subsidiaries, pursuant to Articles 236, 238 and 239 of the Company Law. Upon approval, the Board of Directors adopted resolutions to issue an aggregate of 966 Stock Acquisition Rights, each representing an option to purchase 100 shares of common stock of TDK, to the then 179 select senior executives of TDK, and the Directors and select senior executives of subsidiaries. The Stock Acquisition Rights issued on August 5, 2006 are vested based on 2 years of continuous service after the issuance and have the exercise period of 4 years. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥9,072 ($76.88) per share of common stock, which was calculated by a formula approved by shareholders at the said annual shareholders meeting and is subject to an adjustment in certain events, including but not limited to a stock split, stock dividend and issue of new shares at a price less than the current market price of the shares of TDK. The exercise price of each Stock Acquisition Rights was equal to or greater than the fair market value of TDK’s common stock on the date of grant.
               TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 29, 2005 regarding the issuance of stock acquisition rights as share-based compensation stock options (the Stock Acquisition Rights) to Board members and Corporate Officers, pursuant to Articles 280-20 and 280-21 of the Japanese Commercial Code. Upon approval, the Board of Directors adopted resolutions to issue an aggregate of 246 Stock Acquisition Rights, each representing an option to purchase 100 shares of common stock of TDK, to the then 17 Directors and Corporate Officers of TDK. The Stock Acquisition Rights issued on June 30, 2005 are fully vested on date of issuance and have the exercise period of 20 years. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥1 ($0.01) per share of common stock.

               TDK obtained approval of the Ordinary General Meeting of Shareholders held in June 2005, 2004, 2003 and 2002 regarding the issuance of stock acquisition rights as stock options, pursuant to Articles 280-20 and 280-21 of the Japanese Commercial Code. Upon approval, the Board of Directors adopted resolutions to issue an aggregate of 906, 2,343, 2,547 and 2,236 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of TDK, to the then 172, 187, 179 and 197 Directors, Corporate Officers and select senior executives of TDK, and the Directors and select senior executives of its subsidiaries, respectively. The Stock Acquisition Rights issued on August 11, 2005, August 6, 2004, August 7, 2003 and August 9, 2002 are vested based on 2 years of continuous service after the issuance and have the exercise period of 4 years, respectively. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights was set at ¥8,134, ¥8,147, ¥6,954 and ¥5,909 per share of common stock, respectively. The exercise price of each Stock Acquisition Rights was equal to or greater than the fair market value of TDK’s common stock on the date of grant.
               The Ordinary General Meeting of Shareholders held in June 2001 approved to implement TDK’s stock option plan for Directors and certain employees of TDK, and the purchase of TDK’s own shares for transfer to them under the plan, pursuant to Article 210-2 of Japanese Commercial Code. Stock options were provided to the then 196 Directors on the Board, associate directors and officials in amounts ranging from 500 to 10,000 common shares each, at an exercise price of ¥6,114 per share. The Stock Acquisition Rights issued on August 1, 2001 are vested based on 2 years of continuous service after the issuance and have the exercise period of 3.8 years. The exercise price of each Stock Acquisition Rights was equal to or greater than the fair market value of TDK’s common stock on the date of grant.
               At March 31, 2007, TDK had ¥162 million ($1,373 thousand) of total unrecognized stock option related compensation cost that will be recognized over the weighted average period of 1.1 year. Cash received from stock option exercises was ¥1,159 million ($9,822 thousand) for the year ended March 31, 2007. The total intrinsic value of options exercised during the years ended March 31, 2007, 2006 and 2005 was ¥421 million ($3,568 thousand), ¥269 million and ¥113 million, respectively. The total fair value of options vested during the years ended March 31, 2007, 2006 and 2005 was ¥683 million ($5,788 thousand), ¥759 and ¥434, respectively.

               A summary of the status of TDK’s stock option plans as of March 31, 2007, 2006 and 2005, and of the activity during the years ending on those dates, is as follows:

			Weighted
		Weighted	average	Aggregate
	Number	average	remaining	intrinsic
	of	exercise	contractual	value
	shares	price	term	(1)
		Yen	Years	Yen (Millions)
2007

Outstanding at beginning of year	828,200	¥8,244
Granted	116,900	7,497
Exercised	170,400	6,787
Forfeited or Expired	121,700	15,212

Outstanding at end of year	653,000	7,191	4.3	1,978

Exercisable at end of year	465,800	6,618	4.1	1,678
Expected to vest after end of year	187,200	8,618	4.8	300

2006

Outstanding at beginning of year	868,600	¥8,293
Granted	115,200	6,397
Exercised	139,700	6,308
Forfeited or Expired	15,900	14,563

Outstanding at end of year	828,200	8,244

Exercisable at end of year	504,300	8,308

2005

Outstanding at beginning of year	739,300	¥8,358
Granted	234,300	8,147
Exercised	71,700	5,979
Forfeited or Expired	33,300	13,695

Outstanding at end of year	868,600	8,293

Exercisable at end of year	380,600	9,275

(1) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the closing stock price of ¥10,220 ($86.61) of our common stock on March 30, 2007.

			Weighted
		Weighted	average
	Number	average	remaining	Aggregate
	of	exercise	contractual	intrinsic
	shares	price	term	value
		U.S. Dollars	Years	U.S. Dollars (Thousands)
2007

Outstanding at beginning of year	828,200	$69.86
Granted	116,900	63.53
Exercised	170,400	57.52
Forfeited or Expired	121,700	128.92

Outstanding at end of year	653,000	60.94	4.3	$16,763

Exercisable at end of year	465,800	56.08	4.1	14,220
Expected to vest after end of year	187,200	73.03	4.8	2,542

Information about stock options outstanding at March 31, 2007 is as follows:

	Options Outstanding
		Weighted
		average
	Number	remaining
	outstanding at	contractual	Weighted average
Range of exercise prices	March 31, 2007	term	exercise price
Yen		(years)	Yen	U.S. Dollars

1	44,900	18.8	1	0.01
5,909	60,200	1.3	5,909	50.08
6,114	19,500	0.1	6,114	51.81
6,954	144,200	2.3	6,954	58.93
8,134	90,600	4.3	8,134	68.93
8,147	197,000	3.3	8,147	69.04
9,072	96,600	5.3	9,072	76.88

1 to 9,072	653,000	4.3	7,191	60.94

               The fair value of these stock options was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:
The Stock Acquisition Rights — the exercise price is equal to or greater than the market price of the stock on the grant date

	2007	2006	2005

Grant-date fair value	¥1,976	¥2,325	¥2,223
	($16.75)
Expected life	4.0 years	4.0 years	4.0 years
Risk-free interest rate	1.23%	0.54%	0.59%
Expected volatility	32.76%	38.93%	46.30%
Expected dividend yield	1.00%	0.96%	0.85%

The Stock Acquisition Rights — the exercise price is less than the market price of the stock on the grant date

	2007	2006

Grant-date fair value	¥8,139	¥7,235
	($68.97)
Expected life	5.5 years	5.5 years
Risk-free interest rate	1.47%	0.47%
Expected volatility	38.84%	44.46%
Expected dividend yield	0.96%	0.80%

(b) Densei-Lambda
               Densei-Lambda K.K. (“Densei-Lambda”), a subsidiary of TDK, obtained approval of the Ordinary General Meeting of Shareholders held in June 2002 regarding the issuance of stock acquisition rights as stock options, pursuant to Articles 280-20 and 280-21 of the Japanese Commercial Code. Upon approval, the Board of Directors adopted resolutions to issue an aggregate of 1,147 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of Densei-Lambda, to the then 201 Directors, Corporate Auditors, Corporate Officers and certain employees of Densei-Lambda, respectively. The Stock Acquisition Rights issued on January 10, 2003 are exercisable during the period from January 11, 2006 to January 10, 2013. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights was set at ¥789 per share of common stock. The exercise price of each Stock Acquisition Rights was equal to or greater than the fair market value of Densei-Lambda’s common stock on the date of grant.
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

11.	Other Comprehensive Income (Loss)
               Change in accumulated other comprehensive income (loss) for the years ended March 31, 2007, 2006 and 2005, are as follows:

	Yen			U.S. Dollars
	(Millions)			(Thousands)
	2007	2006	2005	2007
Foreign currency translation adjustments:
Balance at beginning of period	¥(21,071)	(47,171)	(52,807)	$(178,568)
Adjustments for period	4,383	26,100	5,636	37,144

Balance at end of period	(16,688)	(21,071)	(47,171)	(141,424)

Net unrealized gains (losses) on securities:
Balance at beginning of period	1,693	801	648	14,348
Adjustments for period	76	892	153	644

Balance at end of period	1,769	1,693	801	14,992

Minimum pension liability adjustments:
Balance at beginning of period	(2,568)	(5,287)	(38,228)	(21,763)
Adjustments for period	2,290	2,719	32,941	19,407
Adjustment for application of SFAS158	278	—	—	2,356

Balance at end of period	—	(2,568)	(5,287)	—

Pension liability adjustments:
Adjustment for application of SFAS158	(2,927)	—	—	(24,805)

Balance at end of period	(2,927)	—	—	(24,805)

Total accumulated other comprehensive income (loss):
Balance at beginning of period	(21,946)	(51,657)	(90,387)	(185,983)
Adjustments for period	6,749	29,711	38,730	57,195
Adjustment for application of SFAS158	(2,649)	—	—	(22,449)

Balance at end of period	¥(17,846)	(21,946)	(51,657)	$(151,237)

               Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments for the years ended March 31, 2007, 2006 and 2005, are as follows:

	Yen
	(Millions)
		Tax
	Before tax	(expense)	Net-of-tax
	amount	or benefit	amount
2007
Foreign currency translation adjustments:
Amount arising during the year on investments in foreign entities held at end of period	¥4,298	(4)	4,294
Reclassification adjustments for the portion of gains and losses realized upon liquidation of investments in foreign entities	89	—	89

Net foreign currency translation adjustments	4,387	(4)	4,383
Unrealized gains (losses) on securities:
Unrealized holding gains arising for period	171	(91)	80
Reclassification adjustments for (gains) losses realized in net income	(7)	3	(4)

Net unrealized gains (losses)	164	(88)	76
Minimum pension liability adjustments	3,327	(1,037)	2,290

Other comprehensive income (loss)	¥7,878	(1,129)	6,749

2006
Foreign currency translation adjustments	¥26,108	(8)	26,100
Unrealized gains (losses) on securities:
Unrealized holding gains arising for period	2,128	(856)	1,272
Reclassification adjustments for (gains) losses realized in net income	(387)	7	(380)

Net unrealized gains (losses)	1,741	(849)	892
Minimum pension liability adjustments	4,793	(2,074)	2,719

Other comprehensive income (loss)	¥32,642	(2,931)	29,711

2005
Foreign currency translation adjustments:
Amount arising during the year on investments in foreign entities held at end of period	¥5,870	(8)	5,862
Reclassification adjustments for the portion of gains and losses realized upon liquidation and sale of investments in foreign entities	(226)	—	(226)

Net foreign currency translation adjustments	5,644	(8)	5,636
Unrealized gains (losses) on securities:
Unrealized holding gains arising for period	676	(119)	557
Reclassification adjustments for (gains) losses realized in net income	(671)	267	(404)

Net unrealized gains (losses)	5	148	153
Minimum pension liability adjustments	62,479	(29,538)	32,941

Other comprehensive income (loss)	¥68,128	(29,398)	38,730

	U.S. Dollars
	(Thousands)
		Tax
	Before tax	(expense)	Net-of-tax
	amount	or benefit	amount
2007
Foreign currency translation adjustments:
Amount arising during the year on investments in foreign entities held at end of period	$36,424	(34)	36,390
Reclassification adjustments for the portion of gains and losses realized upon liquidation of investments in foreign entities	754	—	754

Net foreign currency translation adjustments	37,178	(34)	37,144
Unrealized gains (losses) on securities:
Unrealized holding gains arising for period	1,449	(771)	678
Reclassification adjustments for (gains) losses realized in net income	(59)	25	(34)

Net unrealized gains (losses)	1,390	(746)	644
Minimum pension liability adjustments	28,195	(8,788)	19,407

Other comprehensive income (loss)	$66,763	(9,568)	57,195

12.	Leases
               TDK and its subsidiaries occupy offices and other facilities under various cancellable lease agreements expiring in fiscal 2008 through 2009. Lease deposits made under such agreements, aggregating ¥1,456 million ($12,339 thousand) and ¥1,827 million, at March 31, 2007 and 2006, respectively, are included in other assets on the accompanying consolidated balance sheets.
               The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of March 31, 2007:

	Yen	U.S. Dollars
	(Millions)	(Thousands)
Year ending March 31,
2008	¥5,659	$47,958
2009	3,916	33,186
2010	2,552	21,627
2011	1,209	10,246
2012	910	7,712
Later years	2,888	24,475

	¥17,134	$145,204

13.	Commitments and Contingent Liabilities
               At March 31, 2007, commitments outstanding for the purchase of property, plant and equipment approximated ¥18,882 million ($160,017 thousand). TDK has entered into several purchase agreements with certain suppliers whereby TDK committed to purchase a minimum amount of raw materials to be used in the manufacture of its products. Future minimum purchases remaining under the agreements approximated ¥6,196 million ($52,508 thousand) at March 31, 2007.
               TDK and certain of its subsidiaries provide guarantees to third parties on bank loans of its employees. The guarantees on behalf of the employees are made for their housing loans. For each guarantee issued, in the event the employee defaults on payment, TDK would be required to make payments under its guarantee. The maximum amount of undiscounted payments TDK would have to make in the event of default is ¥5,286 million ($44,797 thousand) and ¥5,740 million at March 31, 2007 and 2006, respectively. As of March 31, 2007, the liability recognized for the estimated fair value of TDK’s obligation under the guarantee arrangement is not material.
               On March 15, 2007, TDK reached an agreement with Alps Electric Co., Ltd. (the “Alps”) that TDK will acquire from Alps the equipment and intellectual property rights such as patent properties and know-how concerning HDD (Hard Disc Drive) head business. The acquisition value will be determined based on a fair valuation when a definitive contract is concluded. The negotiation of the acquisition value is in process. In addition, if the transaction under this contract cannot be completed, TDK is obliged to pay ¥6.0 billion to Alps as a breakup fee.
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
14.	Risk Management Activities and Derivative Financial Instruments
               TDK and its subsidiaries operate internationally which exposes them to the risk of changes in foreign exchange rates and interest rates; derivative financial instruments are utilized to reduce these risks. TDK and its subsidiaries do not hold or issue financial instruments for trading purposes. TDK and its subsidiaries are exposed to credit related losses in the event of nonperformance by the counterparties to those financial instruments, but does not expect any counterparties to fail to meet their obligations given their high credit ratings. The credit exposure of forward foreign exchange contracts and currency option contracts is represented by the fair values of contracts.
               Forward exchange contracts and currency option contracts have been entered into to hedge adverse effects of foreign currency exchange rate fluctuations mainly on foreign-currency-denominated trade receivables and foreign-currency-denominated forecasted transactions.
               At March 31, 2007 and 2006, TDK and certain of its subsidiaries had forward exchange contracts to sell and buy foreign currencies (principally U.S. dollars and Japanese yen) and currency option contracts for a total contract amount of ¥13,834 million ($117,237 thousand) and ¥17,726 million, respectively. Gains or losses on forward exchange contracts and currency option contracts were included in foreign exchange gain (loss) in the consolidated statements of income. These contracts were measured at fair value and were included in prepaid expenses and other current assets or other current liabilities, as the case may be, in the consolidated balance sheets.

15.	Fair Value of Financial Instruments
               The following methods and assumptions were used to estimate the fair value of financial instruments in cases for which it is practicable:
(a)	Cash and cash equivalents, Short-term investments, Trade receivables, Other current assets, Short-term debt, Trade payables, Accrued salaries and wages, Accrued expenses, Income taxes payables and Other current liabilities.
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
(d)	Forward Foreign Exchange Contracts and Foreign Currency Option Contracts
               The fair values of forward foreign exchange contracts and foreign currency option contracts are estimated by obtaining quotes from financial institutions.

               The carrying amounts and estimated fair values of TDK’s financial instruments at March 31, 2007 and 2006, are summarized as follows:

	Yen (Millions)
As of March 31, 2007	Carrying amount	Estimated fair value
Nonderivatives:
Assets:
Investments in securities and other assets for which it is:
Practicable to estimate fair value	¥23,608	23,608
Not practicable to estimate fair value	563	—
Liability:
Long-term debt, including current portion	(1,046)	(1,046)
Derivatives:
Forward foreign exchange contracts in a:
Gain position	78	78
Loss position	(6)	(6)
Currency option contracts in a:
Gain position	82	82
Loss position	—	—

	Yen (Millions)
As of March 31, 2006	Carrying amount	Estimated fair value
Nonderivatives:
Assets:
Investments in securities and other assets for which it is:
Practicable to estimate fair value	¥20,497	20,497
Not practicable to estimate fair value	801	—
Liability:
Long-term debt, including current portion	(2,363)	(2,363)
Derivatives:
Forward foreign exchange contracts in a:
Gain position	8	8
Loss position	—	—
Currency option contracts in a:
Gain position	—	—
Loss position	(8)	(8)

	U.S. Dollars (Thousands)
As of March 31, 2007	Carrying amount	Estimated fair value
Nonderivatives:
Assets:
Investments in securities and other assets for which it is:
Practicable to estimate fair value	$200,068	200,068
Not practicable to estimate fair value	4,771	—
Liability:
Long-term debt, including current portion	(8,864)	(8,864)
Derivatives:
Forward foreign exchange contracts in a:
Gain position	661	661
Loss position	(51)	(51)
Currency option contracts in a:
Gain position	695	695
Loss position	—	—

               The carrying amounts of the nonderivative assets and liabilities are included in the consolidated balance sheets under the indicated captions. The carrying amounts of forward foreign exchange contracts and foreign currency option contracts in a gain position are included in prepaid expenses and other current assets, while those in a loss position are included in other current liabilities.
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
               Pursuant to that decision, TDK shut down the production facilities at its European subsidiary, TDK Recording Media Europe S.A. in Luxembourg in April 2006. In March 2006, TDK recorded a restructuring cost of ¥6,825 million which included a charge of ¥3,309 million relating to employee termination benefits. As a result of the restructuring, a total of 350 regular employees were terminated through May 31, 2006. In addition, TDK recorded a restructuring cost of ¥2,594 million relating to an impairment of property, plant and equipment in connection with the decision to shut down production facilities at its European subsidiary.
               In 2007, TDK recorded a restructuring cost of ¥510 million ($4,322 thousand) which included an additional charge of ¥441 million ($3,737 thousand) relating to employee termination benefits and ¥190 million ($1,610 thousand) relating to an impairment of building held for sale in connection with the TDK Recording Media Europe S.A. restructuring.

               The impact of the restructuring activities for the years ended March 31, 2007 and 2006 are as follows:

	Yen (Millions)
		Impairment	Gain on
	Workforce	on property,	sales of
	reduction	plant and	assets held	Other
	obligations	equipment	for sale	liabilities	Total

March 31, 2005	¥—	—	—	—	—
Costs and expenses	3,309	2,594	—	922	6,825
Payments	286	—	—	242	528
Non-cash adjustments	—	2,594	—	—	2,594

March 31, 2006	¥3,023	—	—	680	3,703

Costs and expenses	441	190	—	412	1,043
Income	—	—	(533)	—	(533)
Payments	3,432	—	—	1,032	4,464
Non-cash adjustments	—	190	(533)	—	(343)

March 31, 2007	¥32	—	—	60	92

	U.S. Dollars (Thousands)

March 31, 2006	$25,618	—	—	5,762	31,380
Costs and expenses	3,737	1,610	—	3,492	8,839
Income	—	—	(4,517)	—	(4,517)
Payments	29,084	—	—	8,746	37,830
Non-cash adjustments	—	1,610	(4,517)	—	(2,907)

March 31, 2007	$271	—	—	508	779

               Restructuring liabilities were included in Accrued expenses in the consolidated balance sheets as of March 31, 2007 and 2006.
               TDK expects that the entire accrued liabilities of ¥92 million ($779 thousand) recognized at March 31, 2007 will be paid by September 30, 2007.
17.	Assets Held for Sale
               At March 31,2007, assets held for sale consists of certain property, plant and equipment, which were classified as held for sale in connection with the restructuring activities in Europe (Note 16) and certain property, plant and equipment in Japan in accordance with FASB Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets”. TDK expects these assets to be sold during the year ended March 31, 2008. During the year ended March 31, 2007, assets held for sale decreased by ¥1,985 million ($16,822 thousand) mainly from write-downs of ¥912 million on certain assets held for sale in Japan reflecting the reassessment of its fair value less cost to sell and completion of sale of certain assets in Europe in the amount of ¥1,491 million.
               At March 31, 2006, assets held for sale consists of certain property, plant and equipment, which were classified as held for sale in connection with the restructuring activities in Europe (Note 16) and certain property, plant and equipment in Japan. TDK recorded write-downs to fair value less cost to sell in the amount of ¥2,594 million in 2006, which was included in restructuring cost in the consolidated statements of income.

               The components of the assets held for sale at March 31, 2007 and 2006 are as follows:

	Yen		U.S. Dollars
	(Millions)		(Thousands)

	2007	2006	2007

Assets held for sale
Net property, plant and equipment	¥2,125	4,110	$18,008

18.	Goodwill and Other Intangible Assets
               The components of acquired intangible assets excluding goodwill at March 31, 2007 and 2006, are as follows:

	Yen (Millions)
	2007
	Gross Carrying	Accumulated
	Amount	Amortization	Net Amount

Amortized intangible assets:
Patent	¥13,388	3,888	9,500
Customer relationships	11,001	1,333	9,668
Software	9,660	5,890	3,770
Other	6,884	1,824	5,060

Total	40,933	12,935	27,998

Unamortized intangible assets	¥3,007		3,007

	Yen (Millions)
	2006
	Gross Carrying	Accumulated
	Amount	Amortization	Net Amount

Amortized intangible assets:
Patent	¥10,350	3,226	7,124
Customer relationships	10,673	441	10,232
Software	9,268	5,389	3,879
Other	7,024	1,658	5,366

Total	37,315	10,714	26,601

Unamortized intangible assets	¥2,877		2,877

	U.S. Dollars (Thousands)
	2007
	Gross Carrying	Accumulated
	Amount	Amortization	Net Amount

Amortized intangible assets:
Patent	$113,458	32,949	80,509
Customer relationships	93,229	11,297	81,932
Software	81,864	49,915	31,949
Other	58,339	15,458	42,881

Total	346,890	109,619	237,271

Unamortized intangible assets	$25,483		25,483

               Intangible assets subject to amortization are amortized using the straight-line method over their estimated useful lives to their estimated residual value of zero. The useful lives are 10 years for the Patents, 5 to 17 years for Customer relationships, 2 to 10 years for Internal-use Software, and 5 to 15 years for Other intangible assets.

               Aggregate amortization expense for the years ended March 31, 2007, 2006 and 2005 was ¥3,942 million ($33,407 thousand), ¥3,618 million and ¥2,467 million, respectively. Estimated amortization expense for the next five years is: ¥3,964 million in 2008, ¥3,638 million in 2009, ¥3,454 million in 2010, ¥3,173 million in 2011, and ¥2,797 million in 2012.
               The changes in the carrying amount of goodwill by segment for the years ended March 31, 2007 and 2006 are as follows:

	Yen (Millions)
	Electronic
	materials and	Recording
	components	media	Total

March 31, 2005	¥9,210	—	9,210
Additions	9,782	—	9,782
Deductions	(401)	—	(401)
Translation adjustment	862	—	862

March 31, 2006	19,453	—	19,453
Additions	8	—	8
Deductions	(1,978)	—	(1,978)
Translation adjustment	56	—	56

March 31, 2007	¥17,539	—	17,539

	U.S. Dollars (Thousands)
	Electronic
	materials and	Recording
	components	media	Total

March 31, 2006	$164,856	—	164,856
Additions	68	—	68
Deductions	(16,763)	—	(16,763)
Translation adjustment	475	—	475

March 31, 2007	$148,636	—	148,636

               Goodwill deductions during the year ended March 31, 2007 primarily represent a post-acquisition adjustments (purchase price allocation) associated with the acquisition of Lambda Power Business (Note 23) and the additional acquisition of minority interests at certain Asian subsidiary in the amounts of ¥1,298 million and ¥608 million, respectively.
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

19.	Net Income per Share
               A reconciliation of the numerators and denominators of the basic and diluted net income per share computations is as follows:

	Yen			U.S. Dollars
	(Millions)			(Thousands)
	2007	2006	2005	2007
Income from continuing operations available to common stockholders	¥70,125	44,411	36,965	$594,280
Loss from discontinued operations available to common stockholders	—	310	3,665	—

Net income available to common stockholders	¥70,125	44,101	33,300	$594,280

	Number of shares (Thousands)
	2007	2006	2005
Weighted average common shares outstanding — Basic	132,342	132,239	132,293
Effect of dilutive stock options	146	116	83

Weighted average common shares outstanding — Diluted	132,488	132,355	132,376

	Yen			U.S. Dollars
	2007	2006	2005	2007
Income from continuing operations per share:
Basic	¥529.88	335.84	279.41	$4.49
Diluted	529.29	335.54	279.25	4.49
Loss from discontinued operations per share:
Basic	—	(2.34)	(27.70)	—
Diluted	—	(2.34)	(27.69)	—
Net income per share:
Basic	¥529.88	333.50	251.71	$4.49
Diluted	529.29	333.20	251.56	4.49

               For the years ended March 31, 2007, 2006 and 2005, stock options to purchase 96,600 shares, 116,100 shares and 364,300 shares, respectively, were excluded from the calculation of diluted earnings per share as the effect would have been antidilutive.
20.	Business and Credit Concentrations
               One significant customer, Maxtor Peripherals (S) Pte. Ltd. (“Maxtor”), related to electronic materials and components business accounted for 3.2 percent, 11.5 percent and 12.6 percent of TDK’s net sales for the years ended March 31, 2007, 2006 and 2005, respectively, and zero percent and 12.7 percent of trade receivables at March 31, 2007 and 2006, respectively.
               The other significant customer, Samsung Electronics H.K. Co., Ltd., related to electronic materials and components business accounted for 10.9 percent, 9.1 percent and 6.4 percent of TDK’s net sales for the years ended March 31, 2007, 2006 and 2005, respectively, and 4.8 percent and 5.6 percent of trade receivables at March 31, 2007 and 2006, respectively.
               During the year ended March 31, 2006, Maxtor agreed to be acquired by a competitor. The acquisition was completed in May 2006. During the year ended March 31, 2007, TDK lost the majority of the sales from Maxtor that it recorded in the year ended March 31, 2006.

21.	Discontinued Operations
               On March 31, 2005, TDK entered into an agreement to sell all outstanding stock of its wholly owned subsidiary, TSC for US$14,028 thousand to Golden Gates Capital (“Buyer”). The sale of TSC is part of TDK’s continuing shift away from non-core products and technologies. The sale agreement also includes earn-out payments, to be made by the Buyer to TDK, of up to US$32,500 thousand. The payments are contingent upon certain milestones being met related to future revenue targets extending through April 2007. No earn-out payments were earned through the measurement period April 30, 2007. The transaction was completed on April 8, 2005. TDK has accounted for the sale of TSC as a discontinued operation pursuant to SFAS 144, as TSC meets the definition of a “component of an entity”. The results of operations for this subsidiary have been reported as discontinued operations for all periods presented. Accordingly, certain financial statement information and related footnote disclosures related to prior periods have been reclassified.
               Selected financial information for the years ended March 31, 2006 and 2005 for the discontinued operations, are summarized as follows:

	Yen (Millions)
	2006	2005
Net sales	¥45	2,242

Loss from operations before income taxes (including loss on disposal of ¥224 million in 2006)	310	3,509
Income tax expense	—	156

Loss from discontinued operations	¥310	3,665

22.	Sale of a Subsidiary
               On October 1, 2004, TDK Logistics Corporation (“TDK Logistics”), a wholly owned subsidiary which provided warehousing and transportation services to only TDK, was acquired in a share for share exchange by Alps Logistics Co., Ltd. (“Alps Logistics”), a third party listed company on the Tokyo Stock Exchange. The share exchange ratio was 0.82 of an Alps Logistics share for one TDK Logistics share. The fair value of shares issued to effect this transaction was determined based on the market value of Alps Logistics common shares at the consummation date and amounted to ¥3,365 million. As a result of the acquisition, TDK owns approximately 7.9 percent of the outstanding common stock of Alps Logistics. TDK continues to use warehousing and transportation services which are now provided by Alps Logistics. The sale of TDK Logistics does not meet the criteria for reporting as discontinued operations as the operations and cash flows of the former subsidiary will not be eliminated from the cash flows of TDK. TDK recorded a gain on sale of ¥1,799 million which is included in operating income in the consolidated statement of income for the year ended March 31, 2005.

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

Yen
(Millions)
Current assets	¥23,176
Property, plant and equipment	9,673
Intangible assets	13,686
Goodwill	4,854
Other assets	5,090

Total assets acquired	56,479

Current liabilities	(13,429)
Noncurrent liabilities	(9,583)
Minority interests	(9,265)

Total liabilities assumed	(32,277)

Net assets acquired	¥24,202

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
               Goodwill was subsequently adjusted to ¥3,556 million for the recognition of previously unrecognized tangible and intangible assets and the related tax effects.

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
(Unaudited)

	Yen
	(Millions)
	2006	2005
Net sales	¥816,431	¥702,566
Income from continuing operations	44,188	35,354
Loss from discontinued operations	310	3,665
Net income	43,878	31,689

	Yen
	2006	2005
Income from continuing operations per share:
Basic	¥334.15	267.24
Diluted	333.86	267.07
Loss from discontinued operations per share:
Basic	¥(2.34)	(27.70)
Diluted	(2.34)	(27.69)
Net income per share:
Basic	¥331.81	239.54
Diluted	331.52	239.38

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
24.	Related party transaction
               Receivables and payables include the following balances with affiliated companies at March 31, 2007 and 2006:

	Yen		U.S. Dollars
	(Millions)		(Thousands)
	2007	2006	2007
Due from	¥4,134	5,515	$35,034
Due to	4,211	5,179	35,686

               Purchases, research and development expenses, and sales include the following transactions with affiliated companies for the years ended March 31, 2007, 2006 and 2005:

	Yen			U.S. Dollars
	(Millions)			(Thousands)
	2007	2006	2005	2007

Gross purchase	¥54,067	56,003	52,405	$458,195
Less raw materials sold with no mark-up	(43,327)	(46,580)	(43,786)	(367,178)

Net purchases	10,740	9,423	8,619	91,017
Research and development expenses	1,642	2,141	2,089	13,915
Sales	217	249	198	1,839

25.	Subsequent events
Imation’s acquisition of TDK brand recording media business
               On April 19, 2007, TDK and Imation Corp. (the “Imation”) have reached a definitive agreement under which Imation will acquire TDK brand world wide recording media business and use of the TDK brand name for recording media products. TDK will retain its research and development, manufacturing and OEM business. The transaction closed on August 1, 2007 for approximately $261 million. The total consideration included shares of Imation common stock constituting approximately 16.6 percent of the total outstanding Imation shares and cash of approximately $29.5 million. Further details of the transaction are provided below.
1. Transfer of TDK Subsidiaries to Imation
               Under the terms of the deal, TDK has transferred all the shares of the following TDK subsidiaries to Imation.
•	TDK Marketing Corporation: Subsidiary in Japan (100 percent of outstanding shares directly held by TDK)

•	TDK (Australia) Pty. Ltd.: Subsidiary in Australia (75 percent of outstanding shares directly held by TDK)

•	TDK Polska Sp. Z.o.o.: Subsidiary in Poland (100 percent of outstanding shares indirectly held by TDK)

•	TDK Marketing Europe GmbH: Subsidiary in Germany (100 percent of outstanding shares indirectly held by TDK)

•	TDK Recording Media (Hong Kong) Co., Ltd.: Subsidiary in China (Hong Kong) (100 percent of outstanding shares indirectly held by TDK)

•	TDK Online Services Corporation: Subsidiary in U.S.A. (100 percent of outstanding shares indirectly held by TDK)
2. Transfer of Certain TDK Assets
               Certain assets and liabilities relating to the recording media business have been transferred from the following three subsidiaries transferred.
•	TDK Electronics Corporation: Processing plant, certain assets and liabilities were transferred to Imation

•	TDK Singapore (Pte) Ltd.: Certain assets and liabilities were transferred to Imation

•	TDK (Shanghai) International Trading Co., Ltd.: Certain assets and liabilities were transferred to Imation
               TDK is currently in the process of determining the impact of the transfer on its consolidated operating results.

Purchase and retirement of treasury stock
               On May 15, 2007, the Board of Directors of TDK approved a plan to repurchase up to 4 million shares of TDK’s common stock at a cost of up to ¥44,000 million for the period from May 16, 2007 to June 30, 2007. The repurchases are intended to increase capital efficiency and further increase the level of returns to stockholders. On June 30, 2007, TDK completed the repurchase of some of its own shares. The number of common stock repurchased in the Tokyo Stock Exchange under the aforementioned plan was 3,599 thousand shares at a cost of ¥39,229 million.
               On July 31, 2007, the Board of Directors decided to retire such 3,599 thousand shares of the treasury stock pursuant to Article 178 of the Company Law of Japan, and TDK completed the retirement of the treasury stock on August 10, 2007. After the retirement, total number of TDK shares issued is 129,590,659 shares.
Receipt of reinvestigation decision regarding correction notices based on transfer pricing taxation
               TDK previously reported that on June 29, 2005 it received correction notices from the Tokyo Regional Taxation Bureau (Nihonbashi Tax Office) based on transfer pricing taxation. On August 26 in that year, TDK filed a request for reinvestigation with the same Bureau. TDK has asserted the legitimacy of its position to the Bureau over the past two years through oral statement procedures. On June 29, 2007, TDK received a reinvestigation decision from the Bureau, rescinding ¥3,073 million of the incremental income assessed. As a result of this determination, TDK expects to be refunded in the total amount of ¥1,687 million of the income taxes including inhabitant taxes. Such tax benefit will be recognized in the year ending March 31, 2008.
               However, having reviewed the details of the reinvestigation decision, TDK still believes that it is significantly far apart from TDK’s position. Because it remains unconvinced by the Bureau’s position, on July 26, 2007, TDK filed a request for reconsideration with the Tokyo National Tax Tribunal, seeking rescind of the full amount of the portion not permitted by the Bureau in accordance with its legal rights.

26.	Supplementary Information

	Yen			U.S. Dollars
	(Millions)			(Thousands)
	2007	2006	2005	2007

(a) Statement of Income
Research and development	¥50,058	45,528	36,348	$424,220
Rent	8,794	7,739	7,349	74,525
Maintenance and repairs	13,494	13,732	11,090	114,356
Advertising costs	4,570	4,828	4,926	38,729

(b) Statement of Cash Flows
Cash paid during year for:
Interest	¥239	749	331	$2,025
Income taxes	¥15,364	32,789	13,740	$130,203

Noncash activities
               In fiscal 2007, there were no material noncash investing and financing activities.
               In fiscal 2006, noncash investing activities related to the purchase of subsidiaries were as follows:

Yen
(Millions)
Short-term debt assumed in connection with business acquisition	¥781

Long-term debt assumed in connection with business acquisition	2,107
               In fiscal 2005, TDK received a 7.9 percent ownership interest in Alps Logistics having a fair value of ¥3,365 million in exchange for all issued and outstanding shares of TDK Logistics in a share-to-share exchange transaction.

Schedule II
TDK CORPORATION AND SUBSIDIARIES
Valuation and Qualifying Accounts
(In millions of yen)
Years ended March 31, 2007, 2006 and 2005

	Balance at					Balance at
	beginning	Charged to		Bad debts	Translation	end of
	of period	earnings	Acquisition	written off	adjustment	period
Year ended March 31, 2007:
Allowance for doubtful receivables	¥4,064	2,405	—	234	76	6,311

Year ended March 31, 2006:
Allowance for doubtful receivables	¥2,560	322	1,033	71	220	4,064

Year ended March 31, 2005:
Allowance for doubtful receivables	¥2,000	598	—	106	68	2,560

Item 18.	Financial Statements
               Not applicable.

Item 19.	Exhibits
               Documents filed as exhibits to this annual report are as follows:
1.1	ARTICLES OF INCORPORATION (English translation)

1.2	REGULATIONS OF THE BOARD OF DIRECTORS (English translation)

1.3	REGULATIONS OF THE BOARD OF CORPORATE AUDITORS (English translation)

2.1	SHARE HANDLING REGULATIONS (English translation)

8.1	List of Significant Subsidiaries

11.1	TDK CODE OF ETHICS (English translation)

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CEO of the Company

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CFO of the Company

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CEO of the Company

13.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CFO of the Company

SIGNATURES
               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing of Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation (Registrant)
Date: September 18, 2007	By:	/s/Hajime Sawabe
Hajime Sawabe
Representative Director, Chairman and CEO