Form 20-F
period 2008-03-31
TDK CORP
filed 2008-07-29
CIK 203383

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-08346
TDK KABUSHIKI KAISHA

(Exact name of Registrant as specified in its charter)
TDK CORPORATION

(Translation of Registrant’s name into English)
Japan

(Jurisdiction of incorporation or organization)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272 Japan

(Address of Registrant’s principal executive offices)
Takakazu Momozuka, +81-3-5201-7116, tmomo@mb1.tdk.co.jp, +81-3-5201-7118,

13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272 Japan

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares	New York Stock Exchange

Common Stock	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
     Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
     Common Stock
     128,955,736 shares (excluding treasury stock)
     Indicate by check mark whether if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes   ☑          No   ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes   ☐          No   ☑
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
Large accelerated filer   ☑          Accelerated filer   ☐          Non-accelerated filer   ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP   ☑          International Financial Reporting Standards as issued by the International Accounting Standards Board   ☐          Other   ☐
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17   ☐          Item 18   ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes   ☐          No   ☑

i

Explanatory Note
               All of the information contained in this annual report is as of March 31, 2008 unless otherwise specified. Fiscal 2008, fiscal 2007, fiscal 2006, fiscal 2005 and fiscal 2004 of this annual report indicate TDK Corporation’s fiscal period of the fiscal years ended March 31, 2008, 2007, 2006, 2005 and 2004, respectively.
               The figures in this annual report are expressed in yen and, solely for the convenience of the reader, are translated into United States dollars at the rate of ¥100 = U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of March 31, 2008. (See Note 2 of the Notes to Consolidated Financial Statements.) On June 30, 2008 the noon buying rate for yen cable transfers in New York City as reported by the Federal Reserve Bank of New York was ¥106.17 = $1. This translation should not be construed as a representation that the amounts shown could be converted into U.S. dollars at such rate.
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

PART I

Item 1.	Identity of Directors, Senior Management and Advisers
Not applicable.

Item 2.	Offer Statistics and Expected Timetable
Not applicable.

Item 3.	Key Information
A.	Selected financial data
               The following selected consolidated financial data has been derived from the consolidated financial statements of TDK as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with TDK’s audited consolidated balance sheets of March 31, 2008 and 2007, the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2008 and the notes thereto that appear elsewhere in this annual report.
               You should read the selected consolidated financial data set forth below in conjunction with Item 5 “Operating and Financial Review and Prospects” appearing elsewhere in this annual report.
Income Statement Data

						Thousands of
						U.S. dollars,
						except per
	Millions of yen, except per share amounts					share
	For the year ended March 31					amounts (1)
	2008	2007	2006	2005	2004	2008

Net sales	¥866,285	¥862,025	¥795,180	¥657,853	¥655,792	$8,662,850

Cost of sales	635,529	622,819	585,780	484,323	476,407	6,355,290

Gross profit	230,756	239,206	209,400	173,530	179,385	2,307,560
Selling, general and administrative expenses	158,921	159,106	142,052	119,886	122,875	1,589,210
Transfer to the government of the substitutional portion of Employees’ Pension Fund:
Subsidy from the government	—	—	—	(33,533)	—	—
Loss on settlement	—	—	—	27,347	—	—
Gain on sale of business to Imation Corp.	(15,340)	—	—	—	—	(153,400)
Restructuring cost	—	510	6,825	—	—	—
Operating income	87,175	79,590	60,523	59,830	56,510	871,750
Income from continuing operations before income taxes	91,505	88,665	66,103	60,728	55,847	915,050
Income from continuing operations	71,461	70,125	44,411	36,965	43,355	714,610
Loss from discontinued operations	—	—	310	3,665	1,254	—
Net income	71,461	70,125	44,101	33,300	42,101	714,610

Per Common Share:
Income from continuing operations per share:
Basic	¥551.72	¥529.88	¥335.84	¥279.41	¥327.27	$5.52
Diluted	551.19	529.29	335.54	279.25	327.15	5.51
Loss from discontinued operations per share:
Basic	¥—	¥—	¥(2.34)	¥(27.70)	¥(9.47)	$—
Diluted	—	—	(2.34)	(27.69)	(9.46)	—

						Thousands of
						U.S. dollars,
						except per
	Millions of yen, except per share amounts					share
	For the year ended March 31					amounts (1)
	2008	2007	2006	2005	2004	2008
Net income per share:
Basic	¥551.72	¥529.88	¥333.50	¥251.71	¥317.80	$5.52
Diluted	551.19	529.29	333.20	251.56	317.69	5.51

Cash dividends	¥120.00	¥100.00	¥80.00	¥60.00	¥50.00
U.S. Dollar equivalents (1)	$1.20	$0.85	$0.68	$0.56	$0.47
Balance Sheet Data

	Millions of yen, except per share amounts					Thousands of
	and exchange rate for yen					U.S. dollars (2)
	2008	2007	2006	2005	2004	2008
Net working capital (3)	¥300,859	¥449,830	¥397,131	¥379,746	¥360,555	$3,008,590

Total assets	935,533	989,304	923,503	808,001	770,319	9,355,330

Short-term indebtedness	9,192	3,527	6,427	103	416	91,920

Long-term indebtedness	152	532	405	81	27	1,520

Retirement and severance benefits	33,990	32,290	26,790	28,839	73,521	339,900

Capital Stock	32,641	32,641	32,641	32,641	32,641	326,410

Stockholders’ equity	716,577	762,712	702,419	639,067	576,219	7,165,770

Number of shares outstanding (in thousands)	128,956	132,434	132,267	132,245	132,409
Exchange Rate Information

Yen exchange rates per U.S. dollar (4)	Average	Term end	High	Low

Year ended March 31:
2004	112.75	104.18	120.55	104.18
2005	107.28	107.22	114.30	102.26
2006	113.67	117.48	120.93	104.64
2007	116.55	117.56	121.81	110.07
2008	113.61	99.85	124.09	96.88
2009 (through June 30, 2008)	105.39	106.17	108.29	100.87

Month of 2008:
January 2008			109.70	105.42
February 2008			108.15	104.19
March 2008			103.99	96.88
April 2008			104.56	100.87
May 2008			105.52	103.01
June 2008			108.29	104.41

Notes:

(1)	Translated based on the rates specified in Note (4) below on the respective dates of semi-annual payments for each year.

(2)	Translated, except for cash dividend amounts, for convenience of the reader into U.S. dollars at the rate of ¥100 = $1, the approximate rate on the Tokyo Foreign Exchange Market on March 31, 2008.

(3)	Net working capital is defined as current assets less current liabilities.

(4)	Based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average rates are computed based on the exchange rates on the last day of each month during the year.
B.	Capitalization and indebtedness
               Not applicable.
C.	Reasons for the offer and use of proceeds
               Not applicable.
D.	Risk factors
Our business is exposed to fluctuations in economic conditions that may adversely affect our business results and financial condition.
               The electronics industry, our field of operations, is highly susceptible to economic trends in the U.S., Europe, China and Japan, which are the main markets for end products. Markets in these countries are constantly exposed to various risks such as international issues and economic fluctuations. In addition, the digital consumer products field is significantly affected by the extremely fast pace of technological innovation and competition in the development of new products as well as changes in economic conditions. Changes in the economic environments from our expectations could significantly affect our business results and financial condition.
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
               Overseas sales account for approximately 80% of total sales on a consolidated basis. Therefore, we may be exposed to international political risks, such as war, terrorism and other events; economic risks, such as fluctuations in foreign currency exchange rates and trade imbalance; and social risks, including disease and labor problems stemming from differences in cultures and customs. Such risks may give rise to changes of a far greater magnitude than we anticipate. We may also face unexpected barriers in building relationships with trading partners due to differences in commercial and business customs. These risks could lower productivity in manufacturing processes, undermine the competitiveness of products and hinder sales activities. These outcomes could in turn have a significant adverse effect on our business results and financial condition.

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
                However, in the event that political factors (such as changes in laws and regulations), economic factors (such as the continuity of high growth, problems with electric power supply and other infrastructure) and social factors cause unexpected events in China, there could be a material adverse effect on our growth and profitability.
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
               We believe that our ability to increase sales by developing appealing and innovative products has an important role in our growth. However, it is extremely difficult to predict future demand in the rapidly changing electronics industry and develop new technologies to meet that demand. We may fail to develop and supply in a timely manner attractive, new products with innovative technologies for this industry and our markets. In the event that our technology innovations lag behind others and existing technology becomes obsolete due to the technological change at an unexpectedly rapid pace, actual earnings could differ significantly from our forecasts. Such events also may negatively affect our ability to compete in existing markets, resulting in a significant adverse effect on our business results and growth prospects.
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
               We cannot be fully certain, however, that all of our products are defect-free and immune from recalls at some later date. A product recall or a product liability claim against us or against consumer products of our brand name caused by product defects could result in recall costs or damage claims, lower sales and have a negative impact on our reputation and brand, and may have a material adverse effect on TDK’s business performance. A situation resulting from poor product quality due to a major product defect could have a materially adverse effect on our business results.

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
               We have financial assets and liabilities which are subject to interest rates changes. Interest rate changes could have a material effect on interest income, interest expense or the value of financial assets, and could have a material adverse effect on our results and financial position.
We are developing business to business transactions on a global scale, whereby we supply electronic components to a variety of customers, and are thus susceptible to adverse changes with respect to the business of such customers.
               We are developing on a global scale business to business transactions, whereby we supply electronic components to a variety of electronics manufacturers, personal computer makers and other customers.
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
               We have many production sites and research and development facilities in Japan and overseas. These facilities and plants have taken measures to prevent damage caused by natural disasters. However, these facilities and plants could still suffer significant damage due to a force majeure event such as a large earthquake, typhoon, flood, or unknown epidemics including a new type of influenza virus that far exceeds any level expected. In the event of interruption to manufacturing, disruption of transportation routes, damage to or disconnection of information and communications infrastructure, our ability to supply our customers could be affected for a long period of time. This situation could have a material adverse effect on our business results and financial condition.

If we are unable to comply with the various environmental laws and regulations to which we are subject, we may have to withdraw from certain business activities, which would have an adverse effect on our brand and business operations.
               We are subject to various environmental laws and regulations with respect to industrial waste and emissions into the atmosphere and water from our production processes in Japan and overseas and with respect to specified hazardous chemical substances used in the products. In the event that environmental protection regulations become more stringent in the future, we expect our cost of compliance with such regulations to increase as well.
               While we both comply with such environmental regulations and actively promote environmental protection activities, there may be situations in which we will have difficulty responding appropriately to such demands and laws and regulations. In which case, we may be forced to withdraw from certain business activities, which could have a material adverse effect on our business results and financial condition.
Mergers and acquisitions may have an adverse effect on our profitability.
               The electronics industry is defined by intense competition and in order to remain competitive we have conducted mergers and acquisitions with the goal of pursuing competitiveness and profitability. However, we may not achieve the synergistic effects we expect or we may not achieve the profitability expected as a result of a merger or acquisition due to reasons such as insufficient penetration of management policies and strategies. Our inability to achieve the desired results after a merger or acquisition may significantly adversely effect on our business results, growth prospects and business development.
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
History
               TDK Corporation (TDK Kabushiki Kaisha) is a corporation formed under the Companies Act (formerly the Commercial Code) of Japan (the “Companies Act”). TDK’s principal place of business is at 13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272 Japan and its telephone number is +81-3-5201-7102. The agent in the U.S. for purposes of this Item 4 is TDK U.S.A. Corporation, 901 Franklin Avenue, P.O. Box 9302, Garden City, New York, NY 11530.
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
               In the years ended March 31, 2008, 2007 and 2006, TDK’s capital expenditures were ¥84.3 billion ($843 million), ¥70.4 billion ($704 million) and ¥73.9 billion ($739 million), respectively. For further information of TDK’s capital expenditures, see “Capital Expenditures” included in Item 5.B. “Liquidity and capital resources”.
               TDK is planning capital expenditures of ¥70.0 billion ($700 million) in fiscal 2009, primarily for the expansion of production facilities and upgrading of facilities. Regarding TDK’s capital expenditure plans, TDK’s policy is to invest actively in targeted strategic fields to drive growth. TDK anticipates that the funds needed for the capital expenditures will be generated internally from its operations.

B.	Business overview
Sales by product category
               TDK’s businesses are broadly classified into two business segments: the electronic materials and components segment and the recording media segment.
               The following is a breakdown of consolidated net sales of TDK and its subsidiaries by business segment for fiscal 2008, 2007 and 2006:

	Years ended March 31
	2008	2007	2006	2008
	(millions of yen)			(millions of
	(%)			U.S. dollars)
Electronic Materials and Components:

Electronic materials	¥200,101	¥199,243	¥180,766	$2,001.0
	(23.1)	(23.1)	(22.7)
Electronic devices	209,089	198,199	154,680	2,090.9
	(24.1)	(23.0)	(19.5)
Recording devices	334,734	304,822	315,928	3,347.4
	(38.6)	(35.4)	(39.7)
Other electronic components	74,191	56,557	36,376	741.9
	(8.6)	(6.5)	(4.6)

Sub total	818,115	758,821	687,750
	(94.4)	(88.0)	(86.5)	8,181.2

Recording Media:	48,170	103,204	107,430	481.7
	(5.6)	(12.0)	(13.5)

Total	¥866,285	¥862,025	¥795,180	$8,662.9
	(100.0)	(100.0)	(100.0)

Note:

The business segment information, in addition to being an Item 4 requirement, is required by the Japanese Securities Exchange Law. Segment information has not been derived from the audited consolidated financial statements in Item 17.
Electronic Materials and Components segment. TDK’s electronic materials and components segment is made up of four product sectors: (i) electronic materials, (ii) electronic devices, (iii) recording devices, and (iv) other electronic components. Overall business results of each sector in fiscal 2008 compared to fiscal 2007 are as follows.
(i) Electronic materials. This sector is broken down into two product categories: capacitors, and ferrite cores and magnets.
               Capacitors: Sales of capacitors increased slightly year over year, reflecting higher sales of multilayer ceramic chip capacitors, the main product in the capacitors category, to the auto market and other sectors, which outweighed lower sales for use in personal computers and mobile phones.
               Ferrite cores and magnets: Sales of ferrite cores and magnets rose year over year, as higher magnet sales countered lower ferrite core sales.

(ii) Electronic devices. This sector has three product categories: inductive devices, high-frequency components, and other products.
               Inductive devices: Sales of inductive devices increased year over year, mainly as a result of higher sales of power line coils and signal line coils used in flat-screen TVs and of common-mode filters for the auto market.
               High-frequency components: Sales of high-frequency components increased year over year, the result mainly of higher sales for PC applications.
               Other products: Sales of other products were down year over year, with sensor and actuator sales falling mainly due to price declines and power supplies recording a slight drop due in part to the termination of some products.
(iii) Recording devices. This sector has two product categories: HDD heads and other.
               HDD heads: Sales of HDD heads increased year over year as HDD head sales volume increased on the back of higher unit production of HDDs, which was driven by growth in demand for HDDs for use in personal computers. Another factors was the increasing storage capacity of HDDs.
               Other: Sales of other increased year over year, with lower “other heads” sales offset by the inclusion from this fiscal term of the sales of a Thai-based manufacturer of suspension assemblies for HDDs, which was consolidated in November 2007.
(iv) Other electronic components. This sector includes all other products of the electronic materials and components segment other than those in the three sectors above. These products include anechoic chambers, mechatronics (production equipment) and energy devices (rechargeable batteries).
               Sales of this sector increased year over year as a result of higher sales of anechoic chambers and energy devices, and strong sales of new products.
Recording Media. This segment has three product categories: audiotapes and videotapes, optical media, and other products. On August 1, 2007, TDK transferred substantially all of the assets relating to TDK branded world wide recording media business and use of the TDK brand name for current and future recording media products to U.S. company Imation Corp (“Imation”). TDK retained its research and development, manufacturing and OEM business related to above three product categories.
               Sales of audiotapes and videotapes declined year over year, reflecting the effect of the sales business transfer and falling demand amid an ongoing switch to digital data storage.
               Sales of optical media declined year over year, due to lower sales of CD-Rs and DVDs following as a result of the sale of the TDK brand recording media sales business to Imation. On the other hand, sales of Blu-ray Discs increased.
               Sales of other products decreased year over year despite higher sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers due to rising demand. The main reason for the overall fall in sales was lower sales of accessories and other products following the sale of the TDK brand recording media sales business.

*Linear Tape-Open, LTO, the LTO logo, Ultrium and the Ultrium logo are trademarks of HP, IBM and Quantum in the U.S. and other countries.

     Marketing and Distribution
Marketing channels in Japan
                TDK markets electronic materials and components in Japan through its sales division, which had approximately 337 sales representatives at March 31, 2008.
Operations outside Japan
               TDK had 73 direct and indirect foreign subsidiaries as of March 31, 2008:
•	35 manufacturing various product lines and distributing their products in their country of operation and other countries;

•	16 sales subsidiaries which exclusively handle products manufactured by TDK;

•	1 holding company for the administration of TDK’s U.S. operations;

•	1 holding company for the administration of TDK’s European operations;

•	1 company for research and development in Ireland;

•	2 companies for research and development in the U.S.;

•	1 company for engineering service for magnetic heads in Singapore;

•	1 local management company for the administration of TDK’s Chinese operations;

•	1 company for engineering service for magnetic heads in China;

•	1 company for engineering service for magnetic heads in South Korea;

•	1 holding company for the administration of Lambda’s U.S. operations;

•	1 company for administration in Canada;

•	1 holding company for the administration of Lambda’s European operations;

•	1 company for research and development in Taiwan;

•	1 holding company for the administration of Magnecomp’s U.S. operations;

•	1 holding company for the administration of Magnecomp’s Asian operations;

•	1 company for property investment in Thailand;

•	3 dormant companies; and

•	3 companies in the course of liquidation.
                Principal manufacturing or assembly operations were conducted by subsidiaries in the following countries as of March 31, 2008:
China(including Hong Kong)	—	HDD heads, inductors, ferrite cores, capacitors, transformer, power supplies, and ferrite magnets

United States	—	HDD heads, capacitors, ferrite magnets, and power supplies

Taiwan	—	Capacitors, ferrite cores, and power supplies

Philippines	—	HDD heads

Thailand	—	Audiotapes, rare-earth metal magnets, power supplies, and suspension assemblies for HDD heads

Malaysia	—	Power supplies, Capacitors and high-frequency components

South Korea	—	Capacitors and inductors

Hungary	—	Capacitors and ferrite cores
                A manufacturing subsidiary in Luxembourg ceased operation in April 2006.
                Outside of Japan, TDK relies on a combination of its sales force, distribution agents, retailers and directed sales efforts to market its products. TDK has sales subsidiaries in Germany, the United Kingdom, the United States, Singapore, Brazil, China, China (Hong Kong), Philippines, France, Italy and Sweden.

                TDK’s production sites are spread in many different regions in the world, which enables TDK to more easily adapt to fluctuating exchange rates and potential trade barriers. Production outside Japan as a percentage of sales outside Japan was 85.1% in fiscal 2008, 77.7% in fiscal 2007 and 79 % in fiscal 2006.
                Consolidated net sales of TDK and subsidiaries by geographical area for fiscal 2008, 2007 and 2006 were as follows:

	Years ended March 31
	2008		2007		2006		2008
							(millions of
			(millions of yen) (%)				U.S. dollars)
Japan	¥172,292	(19.9)	¥187,056	(21.7)	¥168,554	(21.2)	$1,722.9

North America	63,126	(7.3)	75,862	(8.8)	65,931	(8.3)	631.3

Europe	52,801	(6.1)	82,721	(9.6)	74,846	(9.4)	528.0

Asia and others	578,066	(66.7)	516,386	(59.9)	485,849	(61.1)	5,780.7

Total	¥866,285	(100.0)	¥862,025	(100.0)	¥795,180	(100.0)	$8,662.9

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
Competition
                In electronic materials and components, rapid technological innovation makes technological improvement a particularly significant competitive factor in the industry. It has become difficult to make difference in product performance characteristics, due to the shift of technologies from analog to digital in electronics market in recent yeas. Also, customers expand their development, manufacture and sales into all over the world. Because of this, competitive factors are not only product performance characteristics which customers seek, but also higher quality reliability, reasonable price, appropriate delivery timing. In addition, it has become important to comply with the environmental regulations and laws (ex. The EU’s Restriction of Hazardous Substances (RoHS) Directive) and promote the creation of more products with an even higher level of environmental performance.
                Also, TDK does not compete only with Japanese companies, but also with foreign companies (especially Asian Companies). So, the foreign exchange will make an impact on the competition factor of products price.

Raw Materials and Sources of Supply
                TDK purchases a wide variety of raw materials, machines, tools and parts for use in the manufacture of its products. The principal raw materials purchased include magnetic powder of iron oxide, used for various electronic parts and recording media, neodymium-iron-alloy, composed rare-earth magnet products. For products manufactured in Japan, TDK purchases such raw materials from approximately 1,800 different sources, primarily in Japan. However, TDK purchases base tape from mainly three suppliers in Japan, although alternative sources of supply exist. Recently TDK increased its purchases from overseas and also increased local procurement of raw materials. No single source accounted for more than 10 percent of total purchases for fiscal 2008.
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
                As of March 31, 2008, TDK had 73 overseas subsidiaries and 18 Japanese subsidiaries. See Exhibit 8.1 “List of Significant Subsidiaries” for further information.

D.	Property, plants and equipment
                TDK’s manufacturing operations are conducted primarily at 36 plants in Japan and 28 plants overseas.
                The following table sets forth information, as of March 31, 2008, with respect to TDK’s manufacturing facilities, the sites of which approximately 73% (in terms of floor space) are owned by TDK.

	Number of	Floor space
	principal	(thousands of
Location	factories	square feet)	Principal products manufactured
Japan
Akita	16	2,047	Capacitors, ferrite cores, inductors and high-frequency components
Nagano	4	1,150	HDD heads and optical disks
Chiba	1	724	Rare-earth metal magnets, ferrite cores and power supplies
Yamanashi	3	603	HDD heads and data storage tapes
Oita	1	470	Videotapes
Shizuoka	2	465	Ferrite magnets
Yamagata	3	345	Inductors
Iwate	1	298	Capacitors
Ibaraki	3	209	Display and power supplies
Niigata	1	54	Power supplies
Kanagawa	1	25	Ferrite magnets

Overseas
China	7	4,684	HDD heads, inductors, ferrite cores, capacitors, transformer, power supplies and ferrite magnets
United States of America	7	746	HDD heads, capacitors, ferrite magnets and power supplies
Thailand	3	626	Audiotapes, rare-earth metal magnets, power supplies and suspension assemblies for HDD heads
Philippines	1	441	HDD heads
Taiwan	1	380	Capacitors, ferrite cores and power supplies
Malaysia	2	364	Power supplies, Capacitors and high-frequency components
China (Hong Kong)	3	271	Ferrite cores
South Korea	1	164	Capacitors and inductors
Hungary	1	160	Capacitors and ferrite cores
United Kingdom	1	42	Power supplies
Israel	1	28	Power supplies

Total	64	14,296

                TDK considers all of its principal manufacturing facilities and other significant properties to be in good condition and adequate to meet the needs of its operations. TDK owns each of its significant properties.
                In addition, TDK utilizes additional floor space at the above plants and elsewhere for laboratories, office buildings, and employee housing and welfare facilities, with an aggregate floor space of 7,725 thousand square feet, of which approximately 48% is owned by TDK and the balance is leased to TDK.

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
          TDK’s operations are affected by economic conditions in various regions of the world including Japan, the U.S., Europe and Asia. Looking at economic conditions worldwide during the past fiscal year, the U.S. economy saw consumer spending and capital expenditures slow in the second half as a result of soaring energy and material prices and other factors. This happened at the same time as housing investment continued to plummet, due to a credit crunch triggered by the subprime loan problem. European economies, meanwhile, remained firm, underpinned by strong capital expenditures and increasing consumer spending. In Asia, economic conditions were strong due to continued expansion, particularly in Chinese exports. The Japanese economy, while seeing housing investment drop in the wake of amendments to the Building Standard Code of Japan, was resilient during the past fiscal year, thanks to increasing capital expenditures and exports.
          In the electronics market, which has a major bearing on the TDK Group’s performance, fiscal 2008 saw higher production of flat-screen TVs, home game consoles, notebook PCs, HDDs, digital still cameras and mobile phones, thanks in part to increasing demand in emerging growth markets. This growth, together with an increase in the number of electronic components required for use in finished products driven by their increasing sophistication and features, led to higher demand for electronic components, a key market for TDK. The increasing use of electronics in automobiles also lifted demand for electronic components.
          In this operating environment, TDK responded to this increasing demand for electronic components by boosting output of multilayer ceramic chip capacitors and other products. In November 2007, it also acquired the minority interest of DENSEI-LAMBDA K.K. making it a wholly owned subsidiary with the goal of expanding the power supplies business. In a move designed to make TDK’s HDD head operations more competitive, in September 2007, TDK acquired assets of an HDD head-related business from Alps Electric Co., Ltd., including manufacturing and other equipment and intellectual property rights such as patents and unpatented technologies. TDK also acquired Magnecomp Precision Technology Public Company Limited (“MPT”), a Thai-based manufacturer of suspension assemblies for HDDs, which became a consolidated subsidiary of TDK in November 2007.
          Moreover, on August 1, 2007, TDK transferred substantially all of the assets relating to TDK branded world wide recording media business and use of the TDK brand name for current and future recording media products to U.S. company Imation Corp. (“Imation”) for $250 million. In consideration, TDK received Imation common stock constituting approximately 16.6 percent of that company’s total outstanding shares and cash of approximately $29 million. Subsequently, on December 5, 2007, TDK purchased additional shares in Imation. As a result of this share purchase, TDK’s ownership in Imation increased to 20.1 percent, accordingly, TDK accounts for this company as an equity-method affiliate.
          TDK had consolidated net sales of ¥866,285 million ($8,662,850 thousand) in fiscal 2008, an increase of 0.5 percent from ¥862,025 million in fiscal 2007.
          Operating income increased 9.5 percent from ¥79,590 million in fiscal 2007 to ¥87,175 million ($871,750 thousand) in fiscal 2008.
          Income from continuing operations before income taxes increased 3.2 percent from ¥88,665 million in fiscal 2007 to ¥91,505 million ($915,050 thousand) in fiscal 2008.
          Net income rose 1.9 percent from ¥70,125 million in fiscal 2007 to ¥71,461 million ($714,610 thousand) in fiscal 2008.

               Basic net income per common share was ¥551.72 in fiscal 2008, an increase from ¥529.88 in fiscal 2007.
               TDK’s businesses are broadly classified into two business segments: the electronic materials and components segment and the recording media segment.
               The Electronic Materials and Components Segment is made up of four product sectors: (1) electronic materials, (2) electronic devices, (3) recording devices, and (4) other electronic components. This segment’s net sales climbed 7.8 percent to ¥818,115 million ($8,181,150 thousand) in fiscal 2008, from ¥758,821 million in fiscal 2007, while segment operating income declined 7.1 percent to ¥75,972 million ($759,720 thousand) in fiscal 2008, from ¥81,775 million in fiscal 2007.
               The Recording Media Segment has three product categories: audiotapes and videotapes, optical media and other products. This segment’s net sales declined 53.3 percent from ¥103,204 million in fiscal 2007 to ¥48,170 million ($481,700 thousand) in fiscal 2008. Operating income of the recording media segment in fiscal 2008 was ¥11,203 million ($112,030 thousand), up ¥13,388 million from fiscal 2007.

A.	Operating Results
Results of Operations

	Years ended March 31
	2008	2007	2006	2008
	(millions of yen)			(thousands
	(%)			of dollars)
Net sales	¥866,285	¥862,025	¥795,180	$8,662,850
	(100.0)	(100.0)	(100.0)
Cost of sales	635,529	622,819	585,780	6,355,290
	(73.4)	(72.3)	(73.7)
Gross profit	230,756	239,206	209,400	2,307,560
	(26.6)	(27.7)	(26.3)
Selling, general and administrative expenses	158,921	159,106	142,052	1,589,210
	(18.3)	(18.4)	(17.9)
Gain on sale of business to Imation Corp.	(15,340)	—	—	(153,400)
	(-1.8)	—	—
Restructuring cost	—	510	6,825	—
	—	(0.1)	(0.8)
Operating income	87,175	79,590	60,523	871,750
	(10.1)	(9.2)	(7.6)
Other income (other deductions)	4,330	9,075	5,580	43,300
	(0.5)	(1.1)	(0.7)
Income taxes and minority interests, net of tax	20,044	18,540	21,692	200,440
	(2.4)	(2.2)	(2.7)
Loss from discontinued operations	—	—	310	—
	—	—	(0.1)

Net income	¥71,461	¥70,125	¥44,101	$714,610
	(8.2)	(8.1)	(5.5)

Sales by Region

	Years ended March 31
	2008	2007	2006	2008
	(millions of yen)			(thousands
	(%)			of dollars)
Japan	¥152,113	¥171,352	¥173,658	$1,521,130
	(17.6)	(19.9)	(21.8)
North and South America	96,287	103,124	90,192	962,870
	(11.1)	(11.9)	(11.4)
Europe	59,128	83,545	75,895	591,280
	(6.8)	(9.7)	(9.5)
Asia (excluding Japan) and Oceania	553,911	499,505	451,710	5,539,110
	(63.9)	(58.0)	(56.8)
Middle East and Africa	4,846	4,499	3,725	48,460
	(0.6)	(0.5)	(0.5)

Net sales	¥866,285	¥862,025	¥795,180	$8,662,850
	(100.0)	(100.0)	(100.0)

     This summary of sales by region is based on the location of the customer.

     Segment Information
          The following industry and geographic segment information is presented to conform to requirements of the Financial Instruments and Exchange Law of Japan. Segment information has not been derived from the audited consolidated financial statements in Item 17.
Industry Segment Information

	Years ended March 31
	2008	2007	2006	2008
	(millions of yen)			(thousands
				of dollars)
ELECTRONIC MATERIALS AND COMPONENTS
Net sales
External sales	¥818,115	¥758,821	¥687,750	$8,181,150
Intersegment	—	—	—	—

Total revenue	818,115	758,821	687,750	8,181,150
	(100.0%)	(100.0%)	(100.0%)	(100.0%)
Operating expenses	742,143	677,046	613,417	7,421,430
	(90.7%)	(89.2%)	(89.2%)	(90.7%)

Operating income	¥75,972	¥81,775	¥74,333	$759,720
	(9.3%)	(10.8%)	(10.8%)	(9.3%)

Identifiable assets	790,005	735,204	672,596	7,900,050
Depreciation and amortization	68,910	62,605	53,599	689,100
Capital expenditures	81,957	68,394	71,070	819,570

RECORDING MEDIA
Net sales
External sales	¥48,170	¥103,204	¥107,430	$481,700
Intersegment	—	—	—	—

Total revenue	48,170	103,204	107,430	481,700
	(100.0%)	(100.0%)	(100.0%)	(100.0%)
Operating expenses	36,967	105,389	121,240	369,670
	(76.7%)	(102.1%)	(112.9%)	(76.7%)

Operating income (loss)	¥11,203	¥(2,185)	¥(13,810)	$112,030
	(23.3%)	(-2.1%)	(-12.9%)	(23.3%)

Identifiable assets	65,264	75,442	79,109	652,640
Depreciation and amortization	2,387	2,732	4,941	23,870
Capital expenditures	2,355	2,046	2,841	23,550

ELIMINATIONS AND CORPORATE
Corporate assets	¥80,264	¥178,658	¥171,798	$802,640

TOTAL
Net sales
External sales	¥866,285	¥862,025	¥795,180	$8,662,850
Intersegment	—	—	—	—

Total revenue	866,285	862,025	795,180	8,662,850
	(100.0%)	(100.0%)	(100.0%)	(100.0%)
Operating expenses	779,110	782,435	734,657	7,791,100
	(89.9%)	(90.8%)	(92.4%)	(89.9%)

Operating income	¥87,175	¥79,590	¥60,523	$871,750
	(10.1%)	(9.2%)	(7.6%)	(10.1%)

Identifiable and corporate assets	935,533	989,304	923,503	9,355,330
Depreciation and amortization	71,297	65,337	58,540	712,970
Capital expenditures	84,312	70,440	73,911	843,120

Geographic Segment Information

	Years ended March 31
	2008	2007	2006	2008
		(millions of yen)		(thousands
				of dollars)
JAPAN
Net sales (1)	¥390,364	¥397,147	¥360,210	$3,903,640
Operating income	35,257	31,277	49,437	352,570
Identifiable assets	414,009	363,203	347,942	4,140,090

NORTH AND SOUTH AMERICA
Net sales (1)	103,248	111,689	105,979	1,032,480
Operating income	7,905	7,869	9,995	79,050
Identifiable assets	82,128	99,585	100,611	821,280

EUROPE
Net sales (1)	54,418	84,329	76,240	544,180
Operating income (loss)	(4,056)	(3)	(9,996)	(40,560)
Identifiable assets	37,917	50,941	45,729	379,170

ASIA AND OTHERS
Net sales (1)	636,242	572,979	531,824	6,362,420
Operating income	44,397	41,515	12,607	443,970
Identifiable assets	396,348	387,002	348,008	3,963,480

ELIMINATIONS AND CORPORATE
Net sales (1)	317,987	304,119	279,073	3,179,870
Operating income (loss)	3,672	(1,068)	(1,520)	36,720
Identifiable assets	5,131	88,573	81,213	51,310

TOTAL
Net sales	¥866,285	¥862,025	¥795,180	$8,662,850
Operating income	87,175	79,590	60,523	871,750

Identifiable and corporate assets	935,533	989,304	923,503	9,355,330

OVERSEAS SALES (2)
Americas	¥96,287	¥103,124	¥90,192	$962,870
Europe	59,128	83,545	75,895	591,280
Asia and others	558,757	504,004	455,435	5,587,570
Overseas sales total	¥714,172	¥690,673	¥621,522	$7,141,720
Percentage of consolidated sales	82.4%	80.1%	78.2%	82.4%

Notes:

(1)	Net sales in each geographic area are based on the location of TDK entities where the sales are generated.

(2)	Overseas sales are based on the location of the customers.

Fiscal 2008 Compared to Fiscal 2007
Sales
               Consolidated net sales increased 0.5 percent from ¥862.0 billion to ¥866.3 billion ($8,662.9 million) for the fiscal year ended March 31, 2008.
               Electronic Materials and Components Segment is made up of four product sectors: (1) electronic materials, (2) electronic devices, (3) recording devices, and (4) other electronic components.
               Electronic Materials: Sales in the electronic materials sector rose 0.4 percent from ¥199.2 billion to ¥200.1 billion ($2,001.0 million). Sales of capacitors increased slightly year over year, reflecting higher sales of multilayer ceramic chip capacitors, the main product in the capacitors category to the auto market and other sectors, which outweighed lower sales for use in PCs and mobile phones. Sales of ferrite cores and magnets rose year over year, as higher magnet sales countered lower ferrite core sales.
               Electronic Devices: Sales in the electronic devices sector climbed 5.5 percent from ¥198.2 billion to ¥209.1 billion ($2,090.9 million). Sales of inductive devices increased year over year, mainly as a result of higher sales of power line coils and signal line coils used in flat-screen TVs and of common-mode filters for the auto market. Sales of high-frequency components increased year over year, the result mainly of higher sales for PC applications. Sales of other products were down year over year, with sensor and actuator sales falling mainly due to price declines and power supplies recording a slight drop due in part to the termination of some products.
               Recording Devices: In the recording devices sector, sales rose 9.8 percent from ¥304.8 billion to ¥334.7 billion ($3,347.3 million). Sales of HDD heads increased year over year, as HDD head sales volume increased on the back of higher unit production of HDDs, which was driven by growth in demand for HDDs for use in PCs. Another factor was the increasing storage capacity of HDDs. Sales of other increased year over year, with lower “other heads” sales offset by the inclusion from this fiscal term of the sales of a Thai-based manufacturer of suspension assemblies for HDDs, which was consolidated in November 2007.
               Other Electronic Components: Sales in the other electronic components sector increased 31.2 percent from ¥56.6 billion to ¥74.2 billion ($741.9 million) compared to the prior fiscal year. This was the result of higher anechoic chamber and energy device sales, and strong sales of new products.
               Operating income of the electronic materials and components segment in fiscal 2008 was ¥76.0 billion ($759.7 million), a decrease of ¥5.8 billion as compared to fiscal 2007. The decrease is mainly due to the decline in gross profit ratio as a result of reduction of sale price in certain products.
               In the recording media segment, sales decreased 53.3 percent from ¥103.2 billion to ¥48.2 billion ($481.7 million). Sales dropped sharply year over year due to the sale of the TDK brand recording media sales business in August 2007. Sales of audiotapes and videotapes declined year over year, reflecting the effect of the sale of the TDK brand recording media sales business and falling demand due to an ongoing switch to digital data storage. Sales of optical media declined year over year, the result of lower sales of CD-Rs and DVDs as a result of the sale of the TDK brand recording media sales business. On the other hand, sales of Blu-ray Discs increased. Sales of other products decreased year over year despite higher sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers on the back of rising demand. The main reason for the overall fall in sales was lower sales of accessories and other products following the sale of the TDK brand recording media sales business.
               Operating income of the recording media segment in fiscal 2008 was ¥11.2 billion ($112.0 million), ¥13.4 billion increase from the ¥2.2 billion operating loss in fiscal 2007. The aforementioned business sale resulted in TDK recognizing a gain on sale of ¥15.3 billion, which is included in operating income.

               *Linear Tape-Open, LTO, the LTO Logo, Ultrium and the Ultrium Logo are trademarks of HP, IBM and Quantum in the U.S. and other countries.
               By region, sales in Japan declined 11.2 percent from ¥171.4 billion to ¥152.1 billion ($1,521.1 million). Overseas sales increased 3.4 percent from ¥690.7 billion to ¥714.2 billion ($7,141.7 million). Overseas sales accounted for 82.4 percent of consolidated net sales.
Net Sales Geographic Segments
               Japan: In Japan, sales in the other electronic components sector increased, while sales in the electronic materials, electronic devices and recording devices sectors and recording media segment declined. While operating income of the electronic materials and components segment decreased by ¥8.5 billion due to the decline in the electronic materials sector, operating income of the recording media segment increased significantly, resulting in the increase in operating income in this region by ¥9.5 billion to ¥39.2 billion.
               Asia (excluding Japan) and Oceania: In Asia (excluding Japan) and Oceania, sales increased in the electronic materials, electronic devices, recording devices and other electronic components sectors, but sales declined in the recording media segment. Operating income of the electronic materials and components segment increased by ¥3.1 billion due to the increase in the other electronic components sector. Operating income in this region increased by ¥3.0 billion to ¥44.4 billion.
               North and South America: In the Americas, sales decreased in the electronic materials sector and recording media segment. The appreciation of the yen versus the U.S. dollar also led to decreased sales because TDK products became more expensive to U.S. consumers as a result of these exchange rate movements. Operating income of the electronic materials and components segment was relatively unchanged while there was a decline in operating income of the recording media segment. Operating income in this region decreased slightly by ¥0.9 billion to ¥7.6 billion.
               Europe: In Europe, sales decreased in the electronic materials sector and recording media segment. Operating income of the electronic materials and components segment down turned by ¥0.4 billion to operating loss of ¥0.3 billion, and operating loss of the recording media segment increased by ¥3.6 billion to ¥3.7 billion. Operating loss in this region increased by ¥4.0 billion to ¥4.0 billion.
Effect of foreign exchange movements
               In fiscal 2008, overseas sales accounted for 82.4 percent of consolidated net sales, an increase of 2.3 percent compared to the prior fiscal year. As a result, fluctuations in foreign exchange rates had a significant effect on TDK’s consolidated sales and income. During fiscal 2008, the yen’s value rose 2.2 percent against the U.S. dollar and declined 7.7 percent against the Euro, based on average exchange rates in markets. Overall, exchange rate movements had the effect of decreasing net sales by approximately ¥8.1 billion and operating income by approximately ¥5.9 billion in fiscal 2008.
               By geographic area based on the location of TDK entities, foreign exchange fluctuations decreased sales in Japan by approximately ¥3.7 billion, in Asia and Others by approximately ¥10.8 billion, in North and South America by approximately ¥2.5 billion and increased sales in Europe by approximately ¥3.9 billion. The effect of foreign exchange fluctuations on consolidated net sales after the elimination of intersegment transactions between and among TDK and consolidated subsidiaries was approximately ¥8.1 billion.

               TDK conducts a large share of business activities outside Japan. Such activities include manufacturing and sales, as well as research, design and procurement. In-region production ratio for the sales amount in fiscal 2008 represented 99.1 percent compared with 100.6 percent in the 2007 fiscal year of sales in Asia (excluding Japan) and Oceania, 25.2 percent compared with 23.8 percent in the 2007 fiscal year in the Americas, and 28.4 percent compared with 17.2 percent in the 2007 fiscal year in Europe. Overseas production accounted for 70.1 percent of total sales in fiscal 2008, compared with 62.2 percent one year earlier, and for 85.1 percent of overseas sales, compared with 77.7 percent one year earlier. The rise in the percentage of overseas production in fiscal 2008 is mainly due to higher production in Asia in the electronic materials and components segment.
               TDK and certain overseas consolidated subsidiaries hedge exposure to foreign exchange movements by entering into forward foreign exchange contracts and currency option contracts for some foreign currency-denominated obligations. Foreign exchange risk arising from operating activities is hedged by using forward foreign exchange contracts and currency option contracts. In principle, TDK’s policy is to hedge up to 50 percent of expected foreign currency-denominated accounts receivable for each month for the next six months to follow. Due to the global nature of operations, management realizes that currency movements continue to have the potential to exert a material influence on consolidated performance.
Cost and expenses
               The cost of sales increased 2.0 percent to ¥635.5 billion in fiscal 2008 from ¥622.8 billion in fiscal 2007 due primarily to higher sales. Cost of sales increased from 72.3 percent to 73.4 percent of net sales, respectively. In spite of strong pressures by customers to reduce sales prices of TDK products in each segment, TDK’s cost of sales ratio improved because of increased productivity in the manufacture of electronic materials and components, structural reforms undertaken by TDK that reduced its cost and reductions in the prices of materials used by TDK. As a result, gross profit was 26.6 percent in fiscal 2008, compared to gross profit of 27.7 percent in fiscal 2007.
               Selling, general and administrative expenses decreased by ¥0.2 billion from ¥159.1 billion in fiscal 2007 to ¥158.9 billion in fiscal 2008. This represented a decrease from 18.4 percent to 18.3 percent of net sales, respectively. The change was mainly a result of transfer of TDK brand product sales business for recording media of ¥9.3 billion, increase in research and development expenses of ¥7.3 billion, increase in maintenance and repairs expenses of ¥1.3 billion, and resulting from acquisition of MPT of ¥1.6 billion. Exchange rate effects from a stronger yen of ¥0.5 billion also attributed to the increase of ¥0.2 billion. Research and development expenses included in selling, general and administrative expenses increased by ¥7.3 billion from ¥50.1 billion in fiscal 2007 to ¥57.4 billion in fiscal 2008, and increased from 5.8 percent to 6.6 percent of net sales, respectively. The increase was mainly due to investment for increasing storage capacity of HDD heads.
               Also the income of ¥15.3 billion relating to sale of substantially all of the assets relating to TDK branded world wide recording media business and use of the TDK brand name for current and future recording media products to Imation for $250 million is included.
Other income and deductions
               Other income (deductions) decreased ¥4.7 billion from the previous fiscal year. Although reflecting a ¥1.3 billion increase in interest primarily from bank deposits due to an increase in interest rates outside of Japan, foreign exchange loss of ¥3.7 billion was recognized in fiscal 2008 as compared to foreign exchange gain of ¥1.0 billion in fiscal 2007.

Income taxes and minority interests
               The ratio of income taxes to income from continuing operations before income taxes (the effective tax rate) increased from 19.2 percent in fiscal 2007 to 21.8 percent in fiscal 2008 mainly due to increase in additional valuation allowance provided relating to net operating losses during the year and the decrease in research and development tax credit.
Net income
               TDK earned net income of ¥71.5 billion, resulting in basic net income per common share of ¥551.72, compared with ¥529.88 in the previous fiscal year. Return on Equity, which is net income divided by average total stockholders’ equity, increased from 9.6 percent to 9.7 percent. This was mainly due to a ¥1.3 billion increase in net income.
               Cash dividends per share paid during fiscal year 2008 were ¥120. This dividend was the sum of the June 2007 year-end dividend of ¥60 and the December 2007 interim dividend of ¥60. (Shareholders of record on March 31, 2008 received a cash dividend of ¥70 per share at the end of June 2008.)

Fiscal 2007 Compared to Fiscal 2006
Sales
               Consolidated net sales increased 8.4 percent from ¥795.2 billion to ¥862.0 billion for the fiscal year ended March 31, 2007.
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
               As a result, the electronic materials and components segment posted net sales of ¥758.8 billion, up 10.3 percent from ¥687.8 billion in the previous fiscal year.
               Electronic Materials and Components Segment is made up of four product sectors: (1) electronic materials, (2) electronic devices, (3) recording devices, and (4) other electronic components.
               Electronic Materials: Sales in the electronic materials sector rose 10.2 percent from ¥180.8 billion to ¥199.2 billion. Sales of capacitors increased year over year, the result mainly of higher sales of multilayer ceramic chip capacitors, the main product in the capacitors category. Sales for use in PCs and flat-screen TVs were particularly strong. Sales of ferrite cores and magnets rose compared to the prior fiscal year. Sales of ferrite cores declined marginally as TDK terminated some products. On the other hand, sales of magnets rose. Ferrite magnet sales rose mainly on a weaker yen, while rare-earth magnets saw sales rise as production of HDDs increased.
               Electronic Devices: Sales in the electronic devices sector climbed 28.1 percent from ¥154.7 billion to ¥198.2 billion. This large year over year increase reflected the inclusion of the Lambda Power Business in this sector from the second half of the previous fiscal year. In other words, this was the first full year the Lambda Power Business results have been reflected in the sector’s results, after only half a year’s sales were booked in the previous fiscal year. Even excluding these sales, existing businesses in the sector posted year over year sales growth. Sales of inductive devices increased compared to the prior fiscal year, mainly as a result of increased sales of power line coils used in mobile phones and HDDs. Sales of high-frequency components declined compared to the prior fiscal year, the result mainly of lower sales volumes and decreased sales prices. Sales of other products increased compared to the prior fiscal year mainly due to increased sales of power supplies, which offset a slight decline in sales of sensors and actuators as sales prices fell.

               Recording Devices: In the recording devices sector, sales declined 3.5 percent from ¥315.9 billion to ¥304.8 billion. Sales of HDD heads decreased year over year. TDK’s HDD head sales volume increased due to higher unit production of HDDs for use in PCs as well as new applications in other consumer electronics. In terms of HDD head volume, therefore, TDK absorbed a negative effect caused by the fact that, in fiscal 2007, TDK lost one of its largest customers for HDD heads, Maxtor Peripherals (S) Pte. Ltd., which had been acquired by a HDD manufacturer. However, discounting pressure on HDD heads stemming from competition for market share among HDD manufacturers led to the overall decrease in sales. Sales of other heads declined year over year.
               Other Electronic Components: Sales in the other electronic components sector increased 55.5 percent from ¥36.4 billion to ¥56.6 billion compared to the prior fiscal year. This was the result of increased sales of organic EL displays, mechatronics and other new products.
               Operating income of the electronic materials and components segment in fiscal 2007 was ¥81.8 billion, an increase of ¥7.5 billion as compared to fiscal 2006. In spite of strong pressure by customers to reduce sales prices of TDK products in each segment, TDK’s sales cost ratio improved because of increased productivity in the manufacture of electronic materials and components, cost improvement, structural reforms undertaken by TDK that reduced its costs and reductions in the prices of materials used by TDK.
               In the recording media segment, sales decreased 3.9 percent from ¥107.4 billion to ¥103.2 billion. Sales of audiotapes and videotapes declined compared to the prior fiscal year and while TDK maintained a high market share, demand decreased for these products as a whole. Sales of optical media increased compared to the prior fiscal year and sales volumes of these products outweighed a continued fall in unit prices of CD-Rs and DVDs. Sales of other products, recording media products other than audiotapes, videotapes and optical media products increased year over year. Sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers increased due to strong demand.
               Operating loss of the recording media segment in fiscal 2007 was ¥2.2 billion, a loss that was ¥11.6 billion less than the ¥13.8 billion operating loss in fiscal 2006. Operating loss improved significantly due to the effect of restructuring including restructuring costs which decreased by ¥6.3 billion.
               *Linear Tape-Open, LTO, the LTO Logo, Ultrium and the Ultrium Logo are trademarks of HP, IBM and Quantum in the U.S. and other countries.
               By region, sales in Japan declined 1.3 percent from ¥173.7 billion to ¥171.4 billion. Overseas sales increased 11.1 percent from ¥621.5 billion to ¥690.7 billion. Overseas sales accounted for 80.1 percent of consolidated net sales.
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
               By geographic area based on the location of TDK entities, foreign exchange fluctuations increased sales in Japan by approximately ¥6.5 billion, in Asia and Others by approximately ¥19.7 billion, in the North and South America by approximately ¥4.0 billion and in Europe by approximately ¥7.6 billion. The effect of foreign exchange fluctuations on consolidated net sales after the elimination of intersegment transactions between and among TDK and consolidated subsidiaries was approximately ¥24.7 billion.
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
               In addition, TDK decided to restructure certain of its recording media business in March 2006, including the withdrawal from the manufacturing of recordable CD and DVDs, and recorded a restructuring cost of ¥0.5 billion and ¥6.8 billion for the years ended March 31, 2007 and 2006, respectively.
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
               Selected financial information for the year ended March 31, 2006 for the discontinued operations, is summarized as follows:

Yen (Millions)
2006

Net sales	¥45

Loss from operations before income taxes (including loss on disposal of ¥224 million in 2006)	310
Income tax expense	—

Loss from discontinued operations	¥310

See Note 22 to the Consolidated Financial Statements for further discussion.

B.	Liquidity and capital resources
Financing requirements
               TDK’s financing requirements mainly comprise working capital to fund day-to-day business activities, funds for capital expenditures necessary for future growth, funding of R&D programs, and funds for mergers, acquisitions and other strategic investments aimed at accelerating growth in corporate value.
               Working capital is required to finance, among other things, the procurement of raw materials and parts used in product manufacture and the cost of labor utilized in manufacturing processes. These expenses are booked as manufacturing expenses. The other major use of working capital is to finance selling, general and administrative expenses, which include managerial and non-production payroll costs, advertising and promotional costs related to sales activities, and distribution-related expenses.
               TDK’s capital expenditures primarily target growth-oriented, high-priority sectors such as IT home electronic appliances, high-speed and large-capacity networks, and car electronics.
               TDK’s R&D budget principally funds programs to improve and expand the product range, notably within the above high-priority sectors. Particular areas of R&D focus include next-generation recording-related products, microelectronics modules used in mobile communications, and eco-friendly, energy-efficient devices based on advanced materials and design technologies.
               TDK’s financing requirements for M&A activities and strategic investments aimed at accelerating growth in corporate value have also tended to increase in recent years. TDK regularly reviews acquisition opportunities and, as a result, could require additional debt or equity financing to fund these transactions.
               In view of its stated intention to maintain a growth trajectory within the electronics industry, TDK believes that its financing requirements to achieve this aim are likely to increase going forward.
               TDK views returning earnings to shareholders as one of its highest management priorities. TDK gives consideration to a consistent increase in dividends based on factors such as the return on equity (ROE), dividends as a percentage of equity (DOE) and TDK’s results of operations on a consolidated basis.
               TDK also places importance on the acquisition and retirement of treasury stock as a method for enhancing shareholder value. In the year ended March 31, 2008, TDK invested ¥39.2 billion to purchase 3,599,000 shares of treasury stock. TDK retired such 3,599,000 shares of the treasury stock pursuant to Article 178 of the Companies Act of Japan on August 10, 2007.
Capital Expenditures
               In fiscal 2008, capital expenditures on a cash basis increased compared to fiscal year 2007 by ¥13.9 billion from ¥70.4 billion in 2007 to ¥84.3 billion ($843 million) in 2008. TDK made significant investment in a number of its product offerings, including IT home electronics appliances, high-speed, large-capacity networks, and car electronics, which are fields TDK regards as strategically important for growth.
               In the electronic materials and components segment, TDK invested in improving facilities for development and production of HDD heads, high recording density next generation heads, increased production and rationalization in multilayer ceramic chip capacitors, inductive devices, ferrite cores and magnets mainly in China, North America and Thailand. Capital expenditures in the electronic materials and components segment of ¥82.0 billion also include investment in a processing and assembly of Polymer Lithium Battery in China.
               In the recording media segment, capital expenditures totaled ¥2.3 billion including investment in development and mass production facilities for next generation optical products such as Blu-ray disc and strengthening production capacity and rationalization of data storage media for computers.

               In principle, the funds for these capital expenditures are provided from cash generated by operations.
               In fiscal 2007, capital expenditures on a cash basis declined compared to fiscal year 2006 by ¥3.5 billion from ¥73.9 billion in 2006 to ¥70.4 billion in 2007. TDK made significant investment, at a slightly lower level than in 2006, in IT home electronics appliances; high-speed, large-capacity networks; and car electronics, which are fields TDK regards as strategically important for growth.
               In the electronic materials and components segment, TDK invested in improving facilities for development and production of HDD heads, high recording density next generation heads, increased production and rationalization in multilayer ceramic chip capacitors, inductive devices, ferrite cores and magnets mainly in China, North America and Thailand. Also, capital expenditures in the electronic materials and components segment during fiscal 2007 totaled ¥68.4 billion including investment in a processing and assembly of Polymer Lithium Battery in China.
               In the recording media segment, capital expenditures during fiscal 2007 totaled ¥2.0 billion including investment in development and mass production facilities for next generation optical products such as Blu-ray disc and strengthening production capacity and rationalization of data storage media for computers.
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
TDK’s financing policy and capital procurement
               The ultimate aim of TDK’s financing activities is to raise the overall corporate value of the TDK Group. TDK’s basic finance policy is to secure the necessary funds and to ensure and maintain appropriate levels of liquidity to enable the TDK Group to conduct all business activities smoothly and swiftly with the aim of increasing overall corporate value.
               Working capital and other funding requirements with a projected short-term return on investment are financed primarily from operating cash flows. In addition, TDK’s basic policy is to use cash on hand and operating cash flows to finance capital expenditures and R&D spending, as well as any other funding requirements where the projected return on investment is over the medium or long term, such as strategic investments aimed at accelerating the pace of corporate value appreciation.
               Working capital, capital expenditures and strategic investments were financed almost entirely from cash on hand and operating cash flows in the year ended March 31, 2008.
               TDK offers proper advice to subsidiaries on financing issues based on the consolidated financial position and, wherever possible, tries to finance the funding needs of subsidiaries internally using TDK Group resources.

Liquidity and funding sources
               Cash and cash equivalents amounted to ¥166.1 billion at the end of the year to March 2008, which was equal to approximately 2.3 months of sales from that fiscal year. TDK considers this level of liquidity adequate for current needs. Moreover, TDK’s finance policy emphasizes stability and liquidity in the management of cash on hand.
               Within the TDK Group, the parent company assumes primary responsibility for the management of overall cash levels.
               TDK has introduced a cash management system (CMS) in certain regions as one method for improving capital efficiency. Specifically, within the regions subject to CMS-based liquidity management—namely, Japan, the United States and Europe—TDK manages liquidity levels through the Head Office in Tokyo, along with financial holding companies based in New York and Luxembourg. The parent company oversees the principal cash balances held by overseas subsidiaries based in Asia outside Japan, which are required to provide balance sheets, profit and loss accounts and other financial statements on a monthly basis.
               In its management of cash and cash equivalents, TDK tries wherever possible to avoid the emergence of foreign exchange-related risks due to uneven currency distribution.
Cash flows for fiscal 2008, 2007 and 2006 are outlined below:

	Years ended March 31
	2008	2007	2006	2008
	(millions of yen)			(millions
				of dollars)
Income from continuing operations	¥71,461	¥70,125	¥44,411	$714.6
Adjustments to reconcile to net cash provided by operating activities	47,952	75,358	44,707	479.5

Net cash provided by operating activities	119,413	145,483	89,118	1,194.1

Net cash used in investing activities	(157,747)	(81,488)	(104,782)	(1,577.5)
Net cash used in financing activities	(60,086)	(15,862)	(7,125)	(600.8)
Net cash used in discontinued operations	—	—	(414)	—
Effect of exchange rate changes on cash and cash equivalents	(24,644)	2,019	10,712	(246.4)

Net increase (decrease) in cash and cash equivalents	¥(123,064)	¥50,152	¥(12,491)	$(1,230.6)

               Fiscal 2008 cash and cash equivalents decreased ¥123.1 billion from ¥289.2 billion in fiscal 2007 to ¥166.1 billion ($1,661 million). Operating activities provided net cash of ¥119.4 billion ($1,194 million), a decrease of ¥26.1 billion compared to fiscal 2007. Net income rose ¥1.3 billion to ¥71.5 billion ($715 million) and depreciation and amortization increased ¥6.0 billion to ¥71.3 billion ($713 million). In terms of changes in assets and liabilities, trade receivables increased ¥25.0 billion mainly in recording devices manufacturing subsidiaries in Asia, inventories increased ¥15.8 billion mainly in recording devices manufacturing subsidiaries and other electronic components subsidiaries in Asia, other current assets increased ¥15.3 billion, and trade payables increased ¥22.0 billion mainly in recording devices manufacturing subsidiaries and other electronic components manufacturing subsidiaries in Asia.
               Regarding research and development expenses, TDK’s policy is to focus investments in the strategic fields of IT home electronic appliances, high-speed and large-capacity networks and car electronics. Funds for research and development are appropriated from internal funds. R&D expenditures amounted to ¥57.4 billion ($574 million) or 6.6 percent of net sales in fiscal 2008 and ¥50.1 billion or 5.8 percent of net sales in fiscal 2007. See Item 5.C. Research and development, patents and licenses, etc. for further detail.

               Investing activities used net cash of ¥157.7 billion ($1,577 million), ¥76.3 billion more than a year earlier. Capital expenditures increased ¥13.9 billion to ¥84.3 billion ($843 million) for improving facilities to develop and produce next-generation HDD heads with higher areal density and for facilities to increase production and rationalize operations for multilayer ceramic chip capacitors, inductive devices and ferrite cores and magnets. There was also an increase in cash used in investing activities of ¥37.2 billion for acquisitions of assets relating to recording devices products, ¥14.2 billion for payment for purchase of investments in securities, ¥18.2 billion for acquisition of subsidiaries, net of cash acquired, ¥15.8 billion for acquisition of minority interests, while payment for purchase of short-term investments decreased ¥22.5 billion.
               Financing activities used net cash of ¥60.1 billion ($601 million), ¥44.2 billion more compared to fiscal 2007. This mainly reflected a ¥7.1 billion increase in repayment of long-term debt, and a ¥39.2 billion increase in cash paid to acquire the TDK’s own shares, with the aim of improving capital efficiency and further raising the level of stockholder returns.
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
               TDK estimates that operating cash flows and other internal resources will provide adequate liquidity in fiscal 2009. Regarding cash flows for the fiscal years ending March 31, 2009 and onward, TDK expects to provide the necessary funds from operating cash flows by increasing profitability and improving the return on assets.
               Fiscal 2007 cash and cash equivalents increased ¥50.2 billion from ¥239.0 billion in fiscal 2006 to ¥289.2 billion. Operating activities provided net cash of ¥145.5 billion, an increase of ¥56.4 billion compared to fiscal 2006. Income from continuing operations rose ¥25.7 billion to ¥70.1 billion and depreciation and amortization increased ¥6.8 billion to ¥65.3 billion. In terms of changes in assets and liabilities, trade receivables decreased ¥28.1 billion, other current assets decreased ¥15.0 billion, and income taxes payables, net increased ¥14.7 billion, while trade payables decreased ¥12.4 billion and accrued expenses decreased ¥19.4 billion.
               Regarding research and development expenses, TDK’s policy is to focus investments in the strategic fields of IT home electronic appliances, high-speed and large-capacity networks and car electronics. Funds for research and development are appropriated from internal funds.
               Investing activities used net cash of ¥81.5 billion, ¥23.3 billion less than a year earlier. Capital expenditures decreased ¥3.5 billion to ¥70.4 billion. In addition, there was a decline of ¥32.9 billion for acquisition of businesses, net of cash acquired, paid in the previous fiscal year and a cash inflow of ¥20.0 billion from proceeds from the sale of short-term investments, while there was an outflow of ¥31.1 billion for payment for purchase of short-term investments.
               Financing activities used net cash of ¥15.9 billion, ¥8.7 billion more compared to fiscal 2006. This mainly reflected a ¥1.9 billion increase in repayment of long-term debt, a decrease in short-term debt, net of ¥5.1 billion, and a ¥2.7 billion increase in dividends paid due to a ¥20 increase in dividend per common share.

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
               Investing activities used net cash of ¥104.8 billion, ¥42.4 billion more than the ¥62.4 billion used in the previous fiscal year. TDK used ¥73.9 billion for capital expenditures, ¥12.9 billion more than in fiscal 2005, as a result of making aggressive investments to drive growth. Furthermore, acquisition of businesses, net of cash acquired increased ¥31.4 billion and proceeds from sale and maturity of investments in securities increased ¥2.5 billion year over year, respectively.
               Financing activities used net cash of ¥7.1 billion, a decrease of ¥2.5 billion from the ¥9.6 billion used in fiscal 2005. Dividends paid increased ¥2.6 billion due to a ¥20 per common share increase in the year-end dividend. On the other hand, there were an increase of ¥4.0 billion in increase (decrease) in short-term debt, net mainly in newly consolidated subsidiaries, and a decrease of ¥0.7 billion in cash paid to acquire treasury stock for stock options.
Capital resources as of March 31, 2008, 2007 and 2006 are summarized as follows:

	Years ended March 31
	2008	2007	2006	2008
	(millions of yen)			(millions
		(%)		of dollars)
Short-term debt	¥8,898	¥3,013	¥4,469	$89.0
	(1.2)	(0.4)	(0.6)
Current installments of long-term debt	294	514	1,958	2.9
	(0.1)	(0.0)	(0.3)
Long-term debt, excluding current installments	152	532	405	1.5
	(0.0)	(0.1)	(0.1)
Stockholders’ equity	716,577	762,712	702,419	7,165.8
	(98.7)	(99.5)	(99.0)

Total capital	¥725,921	¥766,771	¥709,251	$7,259.2
	(100.0)	(100.0)	(100.0)

               TDK has long-term corporate credit ratings of AA- from Standard & Poor’s (S&P) and of A1 from Moody’s. In addition, S&P has assigned TDK a short-term credit rating of A-1+, which is the highest available rating in that series. Going forward, TDK is prepared to consider raising funds from external sources to finance strategic investments as part of its strategy to actively seek to accelerate the rate of growth in corporate value. TDK believes that its credit quality is sufficiently high to facilitate external financing in the future eventuality of investment-related financing requirements exceeding liquidity on hand.
               However, it should be noted that the aforementioned credit ratings represent the independent evaluations of credit rating agencies and, as such, are subject to potential revision or withdrawal by the corresponding agency at any time.

               Total assets amounted to ¥935.5 billion ($9,355 million) as of March 31, 2008, down ¥53.8 billion from ¥989.3 billion at the previous fiscal year-end. As of March 31, 2008, cash and cash equivalents were ¥123.1 billion lower than a year ago from ¥289.2 billion to ¥166.1 billion ($1,661 million) mainly due to expenditures relating to acquisition of subsidiaries, acquisition of assets, additional acquisition of minority interests and acquisition of treasury stock for retirement purposes, while investments in securities and intangible assets increased ¥36.1 billion and ¥32.3 billion, respectively. As a result of these and other changes, total assets decreased ¥53.8 billion compared with March 31, 2007.
               Total liabilities increased ¥2.9 billion year over year. Accrued expenses increased ¥3.4 billion due to balances of newly acquired subsidiaries and accrued expenses for capital expenditures.
               Total stockholders’ equity decreased ¥46.1 billion from ¥762.7 billion to ¥716.6 billion ($7,166 million). Retained earnings increased ¥17.4 billion from ¥671.4 billion to ¥688.7 billion ($6,887 million) and accumulated other comprehensive loss increased ¥63.7 billion from ¥17.8 billion to ¥81.6 billion ($816 million).
               Total assets amounted to ¥989.3 billion as of March 31, 2007, up ¥65.8 billion from ¥923.5 billion at the previous fiscal year-end. As of March 31, 2007, cash and cash equivalents were ¥50.2 billion higher than a year ago from ¥239.0 billion to ¥289.2 billion, while short-term investments rose ¥11.1 billion, net property, plant and equipment increased ¥3.0 billion from ¥243.7 billion to ¥246.7 billion and other assets increased ¥8.3 billion from ¥28.1 billion to ¥36.4 billion. On the other hand, net trade receivables decreased ¥10.7 billion from ¥189.0 billion to ¥178.3 billion. As a result of these and other changes, total assets increased ¥65.8 billion compared with March 31, 2006.
               Total liabilities increased ¥5.3 billion year over year, with income taxes payables and retirement and severance benefits increasing ¥4.1 billion and ¥5.5 billion, respectively. Meanwhile, trade payables and accrued expenses declined ¥2.9 billion and ¥7.0 billion, respectively.
               Total stockholders’ equity increased ¥60.3 billion from ¥702.4 billion to ¥762.7 billion. Retained earnings increased ¥53.1 billion from ¥618.3 billion to ¥671.4 billion and accumulated other comprehensive loss decreased ¥4.1 billion from ¥21.9 billion to ¥17.8 billion.
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
               TDK has various pension plans covering its employees. The unfunded amount as of March 31, 2008 was ¥10.9 billion ($109 million). As of March 31, 2008, ¥1.3 billion ($13 million) and ¥34.0 billion ($340 million) were accrued on the balance sheet as accrued expenses and retirement and severance benefits, ¥0.1 billion and ¥1.7 billion more than a year ago, respectively.
               TDK’s policy is to utilize group funds for the development of its business.

               On May 30, 2007, TDK repurchased its own shares of common stock on the Tokyo Stock Exchange in the amount of 3,599 thousand shares at a cost of ¥39,229 million.
               The repurchases were intended to increase capital efficiency and further increase the level of returns to stockholders. TDK retired such 3,599 thousand shares of the treasury stock pursuant to Article 178 of the Companies Act of Japan on August 10, 2007. After the retirement, total number of TDK shares issued was 129,590,659 shares.
               Regarding TDK’s capital expenditure plans, TDK’s policy is to invest actively in targeted strategic fields to drive growth. Capital expenditures will be funded using internally generated funds.
               TDK is planning capital expenditures of ¥70.0 billion in fiscal 2009, primarily for the expansion of production facilities and upgrading of facilities. Actual capital expenditures could differ from this forecast as a result of factors such as shifts in technology, demand, prices, competition, economic environments and foreign exchange rates.
Sale of business to Imation Corp.
               On August 1, 2007, pursuant to a definitive agreement between TDK and Imation dated April 19, 2007, TDK transferred substantially all of the assets relating to TDK branded world wide recording media business and use of the TDK brand name for current and future recording media products to Imation. TDK entered into this transaction to strengthen and grow its recording media products sales business by partnering with Imation. TDK retained its research and development, manufacturing and OEM recording media operations to improve competitiveness of the recoding media operations.
               Under the terms of the agreement, TDK has transferred all the shares of its six subsidiaries and certain assets and liabilities relating to the recording media business of its three subsidiaries to Imation. The transaction was closed on August 1, 2007 for $250 million. The total consideration included Imation common stock constituting 16.6 percent (6,826 thousands shares) of Imation’s common stock and cash of $29 million. TDK recognized ¥15,340 million ($153,400 thousand) on the consolidated statements of income as “Gain on sale of business to Imation Corp.” for the year ended March 31, 2008, which includes the excess of the target working capital amount under the contractual provision. TDK may receive additional cash of up to $70 million contingent on future financial performance compared to targeted gross margin for three years until December 2010.
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
               In fiscal 2007, TDK recorded a restructuring cost of ¥510 million which included an additional charge of ¥441 million relating to employee termination benefits and ¥190 million relating to an impairment of building held for sale in connection with the TDK Recording Media Europe S.A. restructuring.
               For a discussion of financial instruments, see Note 15 “Risk Management Activities and Derivative Financial Instruments”, Note 16 “Fair Value of Financial Instruments” and Note 7 “Short-Term and Long-Term Debt” in Item 17 “Financial Statements”.

C.	Research and development, patents and licenses, etc.
               R&D expenditures amounted to ¥57.4 billion ($574 million), 6.6 percent of net sales in fiscal 2008; ¥50.1 billion, 5.8 percent of net sales in fiscal 2007; and ¥45.5 billion, 5.7 percent of net sales in fiscal 2006.
               In its R&D activities, TDK continues to work on strengthening and expanding development of new products that respond to diversification in the electronics market. In particular, TDK is concentrating on next-generation recording-related products, micro electronics modules for mobile communications-related applications, and energy-efficient, environmentally friendly devices based on materials and design technologies. Furthermore, TDK is using its reservoir of technologies to conduct efficient R&D activities concentrating on three strategic areas: IT home electronic appliances, high-speed and large-capacity networks, and car electronics.
               In the electronic materials and components segment, capital expenditures totaled ¥82.0 billion ($820 million). Development themes include ultra-compact components such as thin-film common-mode filters that leverage core technologies in the electronic materials and components field, and commercialization of 220Gbpsi PMR heads for HDDs used in mobile applications in the recording devices sector. Furthermore, TDK has commercialized EMC components such as multilayer chip varistors and EMI filter arrays.
               In the recording media segment, capital expenditures totaled ¥2.3 billion ($23 million). TDK has made progress strengthening its lineup of next-generation DVD-related products, such as by commercializing a large-capacity, dual-layer 50GB rewritable Blu-ray Disc.
               R&D at TDK is conducted by the Materials & Process Development Center, Devices Development Center, Production Engineering Development Center, Materials Analysis Center, Application Center, SQ Research Center and the R&D functions of each operating group. Each facility is developing new products and technologies in its respective area of responsibility.
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
               Although TDK has a variety of patents in Japan and other countries, and licenses from other companies, it believes that expiration of any one of its patents or licenses or related group of patents or licenses would not materially adversely affect its business activities. Total income from patents and licenses was ¥0.1 billion in fiscal 2006. TDK paid ¥8.9 billion ($89 million) in fiscal 2008, ¥7.2 billion in fiscal 2007 and ¥7.1 billion in fiscal 2006 for patents and licenses, mainly royalties for licenses related to the recording devices business. TDK does not believe that acquisition of new proprietary patents or other companies’ patents would have a material effect on operating results in the future.

D.	Trend information
Economic environment
               Under current economic circumstances, from a medium-term perspective, the electronics industry is expected to see the growth of digital home appliances; the convergence of information and communications, as typified by the increasingly diverse functions offered by mobile phones and advances in portable devices; and the greater use of electronics in motor vehicles. These trends are expected to result in a continued increase in demand for electronics components. TDK believes that this increase will create a large number of opportunities for its electronic components business and potential for growth.
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

               On August 1, 2007, pursuant to a definitive agreement between TDK and Imation Corp. (“Imation”) dated April 19, 2007, TDK transferred substantially all of the assets relating to TDK branded world wide recording media business and use of the TDK brand name for current and future recording media products to Imation. TDK entered into this transaction to strengthen and grow its recording media products sales business by partnering with Imation. TDK retained its research and development, manufacturing and OEM recording media operations to improve competitiveness of the recoding media operations.
               Under the terms of the agreement, TDK has transferred all the shares of its six subsidiaries and certain assets and liabilities relating to the recording media business of its three subsidiaries to Imation. The transaction was closed on August 1, 2007. The total consideration included Imation common stock constituting 16.6 percent (6,826 thousands shares) of Imation’s common stock and cash. TDK recognized ¥15,340 million ($153,400 thousand) on the consolidated statements of income as “Gain on sale of business to Imation Corp.” for the year ended March 31, 2008, which includes the excess of the target working capital amount under the contractual provision. TDK may receive additional cash of up to $70 million contingent on future financial performance compared to targeted gross margin for three years until December 2010.
               TDK recorded the investment at fair value as of the acquisition date.
               As a result of the transaction, TDK became the largest shareholder in Imation and obtained the right to nominate a representative to serve on Imation’s Board of Directors. TDK’s ownership stake in Imation shall not exceed 22 percent on a fully diluted basis pursuant to the Investor Rights Agreement, and TDK agreed to a three-year lock-up on sales of the Imation shares acquired in this transaction.
               On December 5, 2007, TDK acquired an additional 2.4 percent (915 thousands shares) of Imation’s outstanding common stock for ¥2,207 million ($22,070 thousand) in a series of open market transactions. In addition, Imation repurchased its own stock between August 1, 2007 and December 5, 2007, which resulted in a further increase in TDK’s interest in Imation by 1.1 percent.
               As a result of the transactions described above, TDK’s ownership in Imation increased from 16.6 percent to 20.1 percent. Accordingly, TDK changed its accounting for the investment in Imation to the equity-method of accounting and has retroactively reflected the change in accounting to the initial acquisition date.
               The preliminary allocation of the purchase price included acquired intangible assets, including trademarks, customer relationships and non-competition agreements. The trademarks, customer relationships and non-competition agreements are being amortized over respective useful lives. The excess of the purchase price over the fair value allocated to the net assets, including intangible assets, is investor level goodwill in the amount of $32 million.
               On September 26, 2007, TDK reached an agreement with Alps Electric Co., Ltd. (“Alps”) regarding a transfer of Alps’ manufacturing and other equipment and intellectual property rights such as patents and unpatended technologies with respect to its HDD head business for an aggregate of ¥34,429 million ($344,290 thousand).
               The purpose of this acquisition is to improve the efficiency of TDK’s operation and offer enhanced technologies in its HDD head business, thereby strengthening the international competitiveness.
               The acquisition of the equipment and intangible assets was recorded based on the relative fair value of each asset. The total acquisition cost was allocated to the equipment and intangible assets in the amount of ¥7,184 million ($71,840 thousand) and ¥27,143 million ($271,430 thousand), respectively.
               Amortization periods for the acquired intangible assets range from 7 to 14 years.

               On November 7, 2007 (“acquisition date”), TDK acquired 1,549,551 thousand shares, or 74.3 percent of the outstanding shares (inclusive of the option noted below), of Thailand-based Magnecomp Precision Technology Public Company Limited (“MPT”) from Magnecomp International Limited presently known as InnoTek Limited (“InnoTek”), a Singapore-based company, for total purchase price, including direct cost, of ¥14,962 million ($149,620 thousand). MPT became a subsidiary of TDK as a result of the acquisition.
               TDK holds an option to purchase from InnoTek and InnoTek holds an option to put to TDK 208,486 thousand shares in 18 months from the acquisition date. The option was considered to be a part of the purchase consideration and was included in the total purchase price, all of which was paid in cash, with the exception of $16,500 thousand which will be paid upon settlement of the option.
               In December 2007, TDK acquired an additional 513,963 thousand shares in MPT by a tender offer. TDK also purchased an additional 1,164 thousand shares in a series of open market transactions. The total purchase price to acquire these additional shares was ¥5,902 million ($59,020 thousand).
               As a result of these transactions, TDK’s interest in MPT has increased to 99.0 percent by March 31, 2008.
               MPT has technological strengths and expertise in the design and manufacture of suspension assemblies, a key component of HDD magnetic heads. TDK believes the acquisition of MPT will help TDK to strengthen the competitiveness of its HDD magnetic heads business.
               TDK has included the results of operations of MPT and its subsidiaries in its consolidated financial statements since the acquisition date.
               The purchase price has been allocated based on the fair value of the net assets acquired, including identifiable intangible assets and liabilities assumed, at the date of acquisition. The excess of the purchase price over the net of amounts assigned to the fair value of the tangible and identifiable intangible assets acquired and the liabilities assumed is recorded as goodwill.
               As a result of the preliminary purchase price allocation, TDK recognized goodwill of ¥10,143 million ($101,430 thousand) and intangible assets, primarily consisting of unpatented technologies with a weighted average useful life of approximately 3.5 years, of ¥3,240 million ($32,400 thousand). Goodwill is not deductible for tax purposes.
               On November 15, 2007, TDK acquired an additional 37.5 percent of the issued and outstanding common shares of DENSEI-LAMBDA K.K. (“DENSEI-LAMBDA”) by a tender offer. TDK had initially acquired 58.7 percent of the outstanding shares on October 1, 2005, and DENSEI-LAMBDA has been a consolidated subsidiary of TDK since the initial acquisition. TDK purchased 8,111 thousands shares for approximately ¥14,525 million in total by the tender offer increasing TDK’s interest in DENSEI-LAMBDA to 96.3 percent.
               DENSEI-LAMBDA engages mainly in the power supply business including the manufacture and sale of switching power supplies and uninterruptible power supplies. The recent market environment in connection with the power supply business and the electronic materials and components businesses is growing and expanding not only within the existing field of industrial equipment but also into new fields, such as automobile and digital home appliances. In order to pursue the business growth under such environment, TDK completed the tender offer to turn DENSEI-LAMBDA into a wholly owned subsidiary.
               On February 29, 2008, TDK purchased an additional 775 thousands of common shares subject to class-wide call (3.7 percent of issued and outstanding common stock) for ¥1,330 million in total. As a result of this transaction, DENSEI-LAMBDA became a wholly owned subsidiary of TDK.
               As a result of the preliminary purchase price allocation, the purchase price has been allocated based on the fair value of the net assets acquired, including identifiable intangible assets and liabilities assumed, at the date of acquisition. The excess of the purchase price over the net of amounts assigned to the fair value of the tangible and identifiable intangible assets acquired and the liabilities assumed are recorded as goodwill. Goodwill is not deductible for tax purposes.

               The acquired intangible assets which are being amortized have a weighted average useful life of approximately 12 years. The intangible assets include customer relationships of ¥1,485 million (15-year weighted average useful life), technologies of ¥743 million (12-year weighted average useful life), and other intangible assets of ¥361 million (2-year weighted average useful life). The acquired intangible assets which are not being amortized include trademarks of ¥1,403 million. Goodwill recorded with respect to the above step-acquisitions was ¥3,074 million.

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
               TDK has identified the following as critical accounting policies: impairment of long-lived assets, valuation of inventories, purchase accounting, goodwill and other intangible assets, pension benefit costs, and deferred tax assets.
Impairment of long-lived assets
               As of March 31, 2008 and 2007, the aggregate of TDK’s property, plant and equipment and amortized intangible assets was ¥326.2 billion ($3,262 million) and ¥274.7 billion, which accounted for 34.9 percent and 27.8 percent of the total assets, respectively. TDK believes that impairment of long-lived assets are critical to TDK’s financial statements because the recoverability of the amounts or lack thereof, could significantly affect its results of operations.
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
               In preparing its financial statements for fiscal 2008, TDK established a discount rate of 2.2 percent in domestic plans and 5.1 percent overseas plans, and an expected long-term rate of return of 3.5 percent on domestic plan assets and 6.1 percent on overseas plan assets. In estimating the discount rate, TDK uses available information about rates of return on long-term corporate bonds currently available and expected to be available during the period to the maturity of the pension benefits. TDK established the expected long-term rate of return on plan assets based on management’s expectations in respect of the long-term returns of the various plan asset categories in which it invests. Management developed expectations with respect to each plan asset category based on actual historical returns and its current expectations for future returns.
               A decrease in the discount rate leads to an increase in actuarial pension benefit obligations that could lead to an increase in net periodic pension cost through amortization of unrecognized actuarial gain or losses. A 50 basis point decrease in the discount rate would increase the projected benefit obligation by approximately 9 percent.
               An increase in the expected return on plan assets may decrease net periodic pension cost in the current year. For fiscal 2008, a 50 basis point decrease in the long-term rate of return on plan assets would increase net benefit cost by approximately ¥0.9 billion.

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

New accounting pronouncements

New Accounting Standards
               In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Positions No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and No. FAS 157-2, “Effective Date of FASB Statement No. 157”, which partially delay the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities and remove certain leasing transactions from its scope. TDK does not expect the adoption of SFAS 157 to have a material effect on TDK’s consolidated financial position and results of operations.
               In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (“SFAS 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. SFAS 158 requires TDK to measure the fair value of plan assets and benefit obligations as of the date of its fiscal year-end. The measurement date provision will be effective for TDK’s fiscal year ending March 31, 2009. TDK currently uses a December 31 measurement date, and is evaluating the effect of changing measurement date on TDK’s consolidated financial position and results of operations.
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
               In December 2007, the United States Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 110 (“SAB 110”). SAB 110 amends the SEC’s views discussed in Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the use of the simplified method in developing estimates of the expected lives of share options in accordance with SFAS 123(R). TDK will continue to use the simplified method until TDK has the historical data necessary to provide reasonable estimates of expected lives in accordance with SAB 107, as amended by SAB 110.
               In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) (“SFAS 141(R)”), “Business Combinations”. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning on or after December 15, 2008. TDK is currently evaluating the effect that the adoption of SFAS 141(R) will have on TDK’s consolidated financial position and results of operations.

               In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”. SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. TDK is currently evaluating the effect that the adoption of SFAS 160 will have on TDK’s consolidated financial position and results of operations.
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
F.	Tabular Disclosure of Contractual Obligations
               On March 31, 2008, commitments outstanding for the purchase of property, plant and equipment approximated ¥32.9 billion ($329 million). TDK has entered into several purchase agreements with certain suppliers whereby TDK is committed to purchase a minimum amount of raw materials to be used in the manufacture of its products. Future minimum purchases remaining under the agreements approximated ¥7.2 billion ($72 million) at March 31, 2008. Contingent liabilities for guarantees of loans of TDK’s employees and affiliates amounted to approximately ¥4.8 billion ($48 million) at March 31, 2008.
Contractual obligations on March 31, 2008 are summarized as follows:

	Payments Due by Period (Yen in millions)
		Less than	1 to 3	3 to 5	After 5
	Total	1 year	years	years	years
Contractual obligations:

Long-term debt	¥446	294	130	22	—

Operating leases	19,001	4,965	6,156	3,179	4,701

Contributions to defined benefit plans	4,423	4,423	—	—	—

Purchase commitment of raw materials	7,189	5,805	1,384	—	—
Purchase commitment of property, plant and equipment	32,855	32,855	—	—	—

Total	63,914	48,342	7,670	3,201	4,701

Note:

The table does not include provisions for uncertain tax positions and related accrued interest and penalties, as the specific timing of future payments related to these obligations cannot be projected with reasonable certainty. See Note 8, Income Taxes in the Notes to Consolidated Financial Statements for further details.

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

Item 6.	Directors, Senior Management and Employees
A.	Directors and senior management
               Directors, corporate officers and company auditors of TDK as of June 27, 2008 and their respective business experience are listed below.
Directors

Name (Date of birth)	Position, responsibility and brief personal record

Hajime Sawabe	Representative Director, Chairperson and CEO — since June 2006
(Jan. 9, 1942)	—	Director of TDK since June 1996
	—	Appointed Representative Director, President, and CEO in June 1998

Takehiro Kamigama	Representative Director, President and COO — since June 2006
(Jan. 12, 1958)	—	Appointed General Manager of TDK Data Storage Components Business Group in October 2001
	—	Corporate Officer of TDK since June 2002
	—	Appointed Senior Vice President of TDK in June 2003
	—	Appointed General Manager of TDK Data Storage and Thin Film Technology Components Business Group in June 2003
	—	Appointed Director, Executive Vice President of TDK in June 2004

Seiji Enami	Director, Executive Vice President and CFO— since June 2008
(Sep. 14, 1947)	In charge of TDK General Manager of Administration Group and Environment
	—	Appointed General Manager of TDK Recording Media and Systems Business Group Industrial Sales Department in April 2000
	—	Appointed General Manager of TDK Finance and Accounting Department in April 2001
	—	CFO of TDK since June 2004
	—	Director of TDK since June 2005
	—	Appointed Senior Vice President of TDK in June 2007
	—	General Manager of TDK Administration Group and Environment since June 2008

Shinji Yoko	Director, Senior Vice President — since June 2002
(Jan. 2, 1948)	In charge of TDK General Manager of Electronic Components Sales and Marketing Group
	—	Director of TDK since June 1998
	—	Appointed Deputy General Manager of TDK Electronic Components Business Group, General Manager of High Frequency Devices Division in April 2000
	—	General Manager of TDK Electronic Components Sales and Marketing Group since June 2002

Name (Date of birth)	Position, responsibility and brief personal record

Yasuhiro Hagihara	Director (outside) — since June 2002
(Oct. 19, 1937)	—	Admitted to the bar in Washington D.C., U.S.A. in April 1971
	—	Elected Partner of Graham & James L.L.P. in January 1979
	—	Partner of Squire, Sanders & Dempsey L.L.P. since July 2000
	—	Gaikokuhou Jimu Bengoshi at Squire Sanders Gaikokuhou Kyodo Jigyo Horitsu Jimusho since August 2001
	—	Keio University, Department of Law adjunct professor since April 2002

Minoru Takahashi	Director, Senior Vice President — since June 2007
(Feb. 12, 1948)	In charge of General Manager of TDK Technology Group, General Manager of Materials & Process Development Center and Technology, Intellectual Properties
	—	Appointed General Manager of TDK Sensors and Actuators Business Division, General Manager of Business Promotions Department in April 2002
	—	Appointed Corporate Officer of TDK in June 2003
	—	Appointed General Manager of TDK Sensors and Actuators Business Group in October 2003
	—	Appointed General Manager of TDK Technology Group, General Manager of Devices Development Center and Technology, Intellectual Properties in April 2005
	—	Senior Vice President of TDK since June 2006
	—	General Manager of TDK Technology Group, General Manager of Materials & Process Development Center and Technology, Intellectual Properties since April 2007

Kenichi Mori	Director (outside) — since June 2008
(Sep. 28, 1938)	—	Entered into Toshiba Corporation, Research and Development Center in April 1962
	—	Appointed Director of Toshiba Corporation, General Manager of Information Equipment Group in June 1994
	—	Appointed Executive Director of the same company in June 1996
	—	Appointed Executive Director of Toshiba Tec Corporation in June 1998
	—	Appointed President of the same company in June 1999
	—	Professor at Tokyo University of Science MOT Graduate School since April 2004
	—	Program Director at the Japan Science and Technology Agency, a semi governmental organization since April 2004

Corporate Officers

Name (Date of birth)	Position, responsibility and brief personal record

Takeshi Nomura	Corporate Officer, Senior Vice President — since June 2002
(Mar. 8, 1952)	In charge of General Manager of Ferrite and Magnet Products Business Group
	—	Appointed Director of TDK in June 1998
	—	Appointed General Manager of TDK Materials Research Center, General Manager of Intellectual Properties Center in July 2002
	—	Appointed General Manager of TDK Materials Research Center, General Manager of Intellectual Properties Center, General Manager of Information Technology Research Center and Technology in July 2003
	—	Appointed General Manager of TDK Technology Group, General Manager of Intellectual Properties Center and Technology in January 2004
	—	Appointed General Manager of TDK Technology Group, General Manager of TDK Intellectual Properties Center, General Manager of TDK Devices Development Center and Technology in July 2004
	—	General Manager of TDK Ferrite and Magnet Products Business Group since April 2005

Takaya Ishigaki	Corporate Officer, Senior Vice President — since June 2005
(Apr. 10, 1953)	In charge of General Manager of Capacitors Business Group
	—	Appointed Deputy General Manager of TDK Circuit Devices Business Group, Capacitor Group Senior Manager, General Manager of Multilayer Ceramics Manufacturing Department in October 2001
	—	Appointed Corporate Officer of TDK in June 2003
	—	Appointed General Manager of TDK Circuit Devices Business Group, Capacitor Group Senior Manager in April 2005
	—	General Manager of TDK Capacitors Business Group since April 2007

Raymond Leung	Corporate Officer, Senior Vice President — since June 2007
(Apr. 18, 1956)	In charge of General Manager of China Operation Group, Chairman of SAE Magnetics (H.K.) Ltd.
	—	Appointed President of SAE Magnetics (H.K.) Ltd. in October 2000
	—	Appointed Deputy General Manager of TDK Data Storage and Thin Film Technology Components Business Group in June 2004
	—	Appointed TDK Corporate Officer in June 2004
	—	Appointed Vice Chairman of SAE Magnetics (H.K.) Ltd. in April 2005
	—	General Manager of TDK China Operation Group since April 2005
	—	Chairman of SAE Magnetics (H.K.) Ltd. since July 2006

Name (Date of birth)	Position, responsibility and brief personal record

Shiro Nomi	Corporate Officer, Senior Vice President — since June 2007
(May 8, 1949)	In charge of General Manager of Corporate Strategy Group and Corporate Planning Department
	—	Appointed General Manager of TDK Corporate Planning Department in July 2000
	—	Appointed General Manager of TDK Corporate Strategy Corporate Planning Department in October 2001
	—	Appointed TDK Corporate Officer in June 2005
	—	Appointed General Manager of TDK Corporate Strategy Management Review & Support Department in April 2006
	—	General Manager of TDK Corporate Strategy Group and Corporate Planning Department since June 2008

Shinichi Araya	Corporate Officer, Senior Vice President — since June 2007
(Mar. 7, 1952)	In charge of General Manager of Magnetics Business Group
	—	Appointed General Manager of TDK Mechatronics Division in January 1999
	—	Appointed General Manager of TDK Mechatronics Division, General Manager of Production Engineering Development Department in April 2000
	—	Appointed Deputy General Manager of TDK Production Engineering Development Center in April 2001
	—	Appointed General Manager of TDK Production Engineering Development Department in October 2001
	—	Appointed Deputy General Manager of TDK Circuit Devices Business Group, Inductor Group Senior Manager in April 2002
	—	Appointed TDK Corporate Officer in June 2005
	—	General Manager of TDK Magnetics Business Group since April 2007

Takeo Suzuki	Corporate Officer, Senior Vice President — since April 2008
(Mar. 12, 1944)	In charge of General Manager of Power Systems Business Group
	—	Appointed Senior Vice President of Kenwood Corporation in June 1996
	—	Representative Director, President of Densei-Lambda K.K. since February 2000
	—	General Manager of Power Systems Business Group since April 2008

Kenichiro Fujihara	Corporate Officer — since June 2007
(Jul. 23, 1949)	In charge of Deputy General Manager of Electronic Components Sales & Marketing Group
	—	Appointed General Manager of TDK Electronic Components Sales & Marketing Group Sales Division 1 in April 2003
	—	Deputy General Manager of TDK Electronic Components Sales & Marketing Group since April 2006

Name (Date of birth)	Position, responsibility and brief personal record

Shinya Yoshihara	Corporate Officer — since June 2007
(May 31, 1955)	In charge of General Manager of Technology Group Production Engineering Development Center
	—	Appointed General Manager of TDK Technology Group Production Engineering Development Department in April 2002
	—	General Manager of TDK Technology Group Production Engineering Development Center since January 2004

Atsuo Kobayashi	Corporate Officer — since June 2008
(Jan. 7, 1960)	In charge of General Manager of Data Storage & Thin Film Technology Components Business Group
	—	Appointed Deputy General Manager of Data Storage & Thin Film Technology Components Business Group, HDD Heads Business Division Japan Operation Leader in July 2006
	—	General Manager of Data Storage & Thin Film Technology Components Business Group since April 2007

Junji Yoneyama	Corporate Officer — since June 2008
(Mar. 16, 1955)	In charge of General Manager of TDK Human Resources Department
	—	Appointed President of TDK Philippines Corporation in January 2002
	—	Appointed General Manager of Ichikawa Technical Center General Affairs Department, Narita General Affairs Department in June 2003
	—	Appointed Vice President of TDK Taiwan Corporation in July 2004
	—	Appointed President of TDK Taiwan Corporation in April 2005
	—	General Manager of TDK Human Resources Department since October 2006

Company Auditors

Name (Date of birth)	Position, responsibility and brief personal record

Noboru Hara (Dec. 24, 1949)	Full-time Company Auditor — since June 2007 — Appointed General Manager of TDK Administration Group General Affairs Department in October 2001

Masaaki Miyoshi (Sep. 3, 1947)	Full-time Company Auditor — since June 2003 — Appointed President of Korea TDK Co., Ltd. in July 2000

Kaoru Matsumoto (Dec. 8, 1947)	Company Auditor (outside) — since June 2003 — Registration as a Certified Public Accountant in March 1976 — Establishment of Kaoru Matsumoto & Co. since November 1977

Ryoichi Ohno (Nov. 3, 1958)	Company Auditor (outside) — since June 2004
  —      Appointed Senior Vice President and Chief Financial Officer of The Gibraltar Life Insurance Co., Ltd. in September 2001
  —      Appointed Finance Vice President of Prudential Financial Inc. in September 2001
  —      Appointed Executive Vice President and Chief Financial Officer of The Gibraltar Life Insurance Co., Ltd. in July 2005
  —      Director of Prudential Life Insurance Co., Ltd. since July 2006
  —      Prudential Financial Inc., Japan Representative Office Regional CFO-Japan (USGAAP Reporting) since February 2007

Yukio Yanase (Jun. 15, 1944)	Company Auditor (outside) — since June 2007
  —      Appointed Deputy President of ORIX Corporation in February 2005
  —      Appointed Director and Deputy President of ORIX Corporation in June 2005
  —      Director and Representative Executive Officer and President of ORIX Corporation since January 2008

               All Directors and Company Auditors are elected by the general meeting of shareholders. The term of office of Directors is one year. The current term of all Directors expires in June 2009. The term of office of Company Auditors is four years. The current terms for Mr. Hara, Mr. Miyoshi, Mr. Matsumoto, Mr. Ohno and Mr. Yanase expire in June 2011.
               There are no family relationships between any Director or Corporate Officer or Company Auditor and any other Director or Corporate Officer or Company Auditor of TDK.

B.	Compensation
(1)	The aggregate direct remuneration, including bonuses but excluding retirement allowances, paid by TDK during the years ended March 31, 2008 and 2007 to all Directors and Company Auditors of TDK who served during each of those years was approximately ¥315 million ($3,150 thousand) and ¥285 million ($2,850 thousand), respectively. During fiscal 2008, TDK’s Directors and Corporate Officers as of June 27, 2008 received 71 and 70 stock acquisition rights as stock options, respectively. Each right represents an option to purchase 100 shares of common stock of TDK. Further details regarding the grants are listed below. For a discussion of other material terms of the issuance of these stock acquisitions rights, please see Item 6.E. “Share ownership”. TDK does not disclose individual remuneration for each Director and Company Auditor and aggregate direct remuneration for Corporate Officers except for compensation in the form of stock acquisition rights, because such disclosure is not required under Japanese law. Company Auditors do not receive stock acquisition rights.

		Number of stock
		acquisition rights
		granted individually
Name	Position	during fiscal 2008
Directors
Hajime Sawabe	Representative Director, Chairperson and CEO	20
Takehiro Kamigama	Representative Director, President and COO	20
Seiji Enami	Director, Executive Vice President and CFO	10
Shinji Yoko	Director, Senior Vice President	10
Yasuhiro Hagihara	Director (outside)	1
Minoru Takahashi	Director, Senior Vice President	10
Kenichi Mori	Director (outside)	—

		71

Corporate Officers
Takeshi Nomura	Corporate Officer, Senior Vice President	9
Takaya Ishigaki	Corporate Officer, Senior Vice President	9
Raymond Leung	Corporate Officer, Senior Vice President	10
Shiro Nomi	Corporate Officer, Senior Vice President	9
Shinichi Araya	Corporate Officer, Senior Vice President	9
Takeo Suzuki	Corporate Officer, Senior Vice President	—
Kenichiro Fujihara	Corporate Officer	4
Shinya Yoshihara	Corporate Officer	4
Atsuo Kobayashi	Corporate Officer	8
Junji Yoneyama	Corporate Officer	8

		70

(2)	TDK stopped providing for retirement allowances for directors from the day after TDK’s Board of Directors passed a resolution on June 27, 2002 abolishing the directors’ retirement allowance system. Consequently, current directors’ remuneration other than outside directors comprises monthly remuneration, a results-linked bonus and stock options for a stock-linked compensation plan, and does not include retirement allowances. Outside Directors’ remuneration comprises monthly remuneration. Directors’ retirement allowances reserved through June 27, 2002 will be paid to applicable directors when they retire upon approval by TDK’s General Meeting of Shareholders. The retirement allowance system for TDK’s company auditors was abolished by a resolution of the Board of Company Auditors on March 22, 2007. Accordingly, TDK stopped providing reserves for retirement allowances for company auditors from the day after the 111th Ordinary General Meeting of Shareholders held on June 28, 2007. Consequently, current company auditors’ remuneration comprises only monthly remuneration stipulated by TDK’s internal regulations, and does not include retirement allowances. Company auditors’ retirement allowances reserved through June 28, 2007, will be paid to applicable company auditors when they retire upon approval by TDK’s General Meeting of Shareholders. The total amount of company auditors’ retirement allowances provided for as of March 31, 2008 and 2007 was approximately ¥2 million ($20,000) and approximately ¥14 million ($140,000), respectively.
               TDK has a stock option plan for Directors, Corporate Officers and all other employees. See Item 6.E. “Share ownership”.
C.	Board practices
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
               TDK introduced a Corporate Officer system in June 2002 to improve management efficiency and expedite decision making. Corporate Officers are elected at the meeting of the Board of Directors held immediately after the ordinary general meeting of shareholders, for a term of one year, but may serve any number of terms upon appointment of the Board of Directors each time following the expiration of the term. The Board of Directors may elect from among Corporate Officers, Chairperson, President, Senior Executive Vice President, Executive Vice President and Senior Vice President. Each of the Corporate Officers has the authority individually to operate businesses of which he/she is in charge, under the control of the Board of Directors.
               The Company Auditors of TDK, who are elected at the general meeting of shareholders and whose number must not exceed five, are not required to be certified public accountants. One or more Standing Company Auditors is required to be elected from among the Company Auditors. Each Company Auditor has the statutory duty to audit the financial statements and business reports to be submitted by the Representative Director to the ordinary general meeting of shareholders and also to audit the administration by the Directors. Each of the Company Auditors is required to attend and, if necessary, express his or her opinion at meetings of the Board of Directors, but is not entitled to vote. TDK established a Board of Company Auditors (at least half of which must be from outside TDK) and the term of each Company Auditor is four years.

               In addition to the Company Auditors, TDK is required to appoint an accounting auditor which is required to be a certified public accountant or an auditing firm. The primary duty of an accounting auditor is to audit the financial statements proposed to be submitted by the Representative Director to the ordinary general meetings of shareholders for approval thereof, and to report their opinion to the Board of Company Auditors if they have detected any misconduct or material facts which are in violation of laws and regulations or the Articles of Incorporation in connection with the execution of the duties of the director’s.
               See Item 6.A. “Directors and senior management” for more information on board practices.

Significant differences in corporate governance practices between TDK and U.S. listed companies on the New York Stock Exchange
1.	Directors’ Independence
               Under the Companies Act of Japan (the “Companies Act”), which became effective on May 1, 2006, TDK is a “Company with Board of Company Auditors,” meaning a company which has the board of company auditors (kansayaku-kai). The Companies Act allows a company to choose to be a “Company with Committees,” meaning a company that has a nominating committee, audit committee, compensation committee, and one or more executive officers, without having company auditors. However, TDK has not chosen to be a Company with Committees.
               Under the New York Stock Exchange Corporate Governance Rules (the “Rules”), listed companies must have a majority of independent directors. By contrast, while the Companies Act requires “Companies with a Board of Directors,” meaning a company which has established or is required to establish a board of the directors, to have a minimum of three directors, it does not require that a company with a Board of Company Auditors to have outside directors. An “outside director” is defined as “a director of any stock company who is neither an executive director nor an executive officer, nor an employee, including a manager, of such stock company or any of its subsidiaries, and who has neither ever served in the past as an executive director nor executive officer, nor as an employee, including a manager, of such stock company or any of its subsidiaries.”
               TDK is in compliance with the Companies Act and has seven directors. In addition, although TDK is not required to have outside directors by law, it has voluntarily elected two outside directors (Yasuhiro Hagihara and Kenichi Mori).
2.	Definition of “Independent Director”
               The meaning of “outside director” under the Companies Act is not exactly the same as the meaning of “independent director” provided under the Rules.
               Under the Rules, no director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company, either directly or as a partner, shareholder, or officer of an organization that has a relationship with the company. Companies must identify which directors are independent and disclose the basis for that determination. In addition, a director is not independent if:
•	The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company.

•	The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

•	The director or an immediate family member is a current partner of a firm that is the company’s internal or external auditor; the director is a current employee of such a firm; the director has an immediate family member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the listed company’s audit within that time.
•	The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee.

•	The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2 % of such other company’s consolidated gross revenues.
               By contrast, the Companies Act provides that an “outside director” is “a director of any stock company who is neither an executive director nor an executive officer, nor an employee, including a manager, of such stock company or any of its subsidiaries, and who has neither ever served in the past as an executive director nor executive officer, nor as an employee, including a manager, of such stock company or any of its subsidiaries.”
               Messrs. Yasuhiro Hagihara and Kenichi Mori are outside directors within the meaning of the Companies Act.
3.	Company Auditors
               TDK, a Company with Board of Company Auditors within the meaning of the Companies Act, is required to have at least three company auditors. At least half of such company auditors must be outside auditors.
               The Companies Act provides that an “outside company auditor” is “a auditor of any stock company who has neither ever served in the past as a director, accounting advisor (kaikei sanyo) or executive officer, nor as an employee, including a manager, of such stock company or any of its subsidiaries”. On the other hand, the Rules provide that all audit committee members satisfy the requirements for director independence.
               Of the five TDK Company Auditors, three — Mr. Kaoru Matsumoto, Mr. Ryoichi Ohno, and Mr. Yukio Yanase — are outside company auditors within the meaning of the Companies Act.
4.	Regularly Scheduled Sessions without Management
               Japanese law does not require that TDK hold regular meetings without management as required in the Rules. Since TDK is a Company with Board of Company Auditors, each of its Company Auditors and the Board of Directors audit/monitor the management, and such auditing/monitoring by the Company Auditors and the Board of Directors functions as TDK’s system of monitoring management.
5.	Nominating / Corporate Governance Committee
               Whereas under the Rules, listed companies must have a nominating/corporate governance committee composed entirely of independent directors, under Japanese law, TDK, as a Company with Board of Company Auditors, is not required to establish a nominating committee. Thus, TDK currently does not have a nominating committee.

               The Directors and Company Auditors of TDK must be appointed at a shareholders’ meeting in accordance with the Companies Act. The Companies Act requires directors of a Company with Board of Company Auditors to obtain the consent of the board of company auditors if the directors desire to submit to a shareholders’ meeting a proposal concerning the appointment of a company auditor. Also, the board of company auditors may demand that the directors include the appointment of a company auditor in the agenda of a shareholders’ meeting or that the directors submit a proposal concerning the appointment of a company auditor who is recommended by the board of company auditors. In order to dismiss a company auditor, any such dismissal must be by special resolution of a general shareholders meeting.
6.	Compensation Committee
               Under the Rules, listed companies must have a compensation committee composed entirely of independent directors. On the other hand, Japanese law does not require TDK, a Company with Board of Company Auditors, to set up a compensation committee. TDK has, however, voluntarily established a compensation advisory committee (the “CAC”). The CAC is responsible for (i) investigating compensation levels for directors and executive officers, (ii) reviewing compensation systems, performance evaluation standards, and the method of calculating compensation, and (iii) making proposals for compensation level for certain individuals. The CAC is authorized to make and submit proposals to the Board of Directors.
               The CAC has four members: two outside directors (Yasuhiro Hagihara and Kenichi Mori), one non-outside director (Seiji Enami) and an outside expert on compensation.
               In the case of TDK, a Company with Board of Company Auditors, the Companies Act and the Articles of Incorporation require the following matters with respect to the amount of compensation for the Directors to be determined by the resolution of a shareholders’ meeting:
(1)	With respect to any item of compensation in a definitive amount, such amount;

(2)	With respect to any item of compensation not in a definitive amount, a concrete method for the calculation thereof; and

(3)	With respect to non-monetary items as compensation, the specific contents thereof.
7.	Audit Committee
               Japanese law does not require TDK, a Company with Board of Company Auditors, to set up an audit committee, and TDK therefore has not established an audit committee. TDK, however, has established the board of company auditors pursuant to the Companies Act (consisting of five Company Auditors including three outside Company Auditors) and this exempts TDK from Rule 10A-3 of the Securities Exchange Act of 1934, as amended, requiring companies to have an audit committee. This exemption is specifically provided by Rule 10A-3(c)(3) of the Securities Exchange Act of 1934, as amended, and applies to TDK because TDK meets all of the following elements that are enumerated:
(i)	TDK has a Board of Company Auditors (kansayaku-kai) established and selected pursuant to the Companies Act;

(ii)	The Companies Act requires the board of company auditors to be separate from the board of directors;

(iii)	Under the Companies Act, the company auditors are not elected by management, but by the shareholders at a shareholders’ meeting. In addition, no executive officer of TDK is a member of the Board of Company Auditors;

(iv)	The Companies Act prohibits a company auditor from serving as a director, manager, or other employee of the company or any of its subsidiaries, or as an accounting advisor (kaikei sanyo) or executive officer of any subsidiary of the company. The Companies Act requires a Company with Board of Company Auditors to have at least half of the company auditors thereof be “outside auditors” as such term is defined in the Companies Act. As such, the Companies Act provides for the standards for independence of the Board of Company Auditors from the management of TDK;

(v)	The Companies Act provides that an accounting auditor (kaikei kansanin) must be appointed at a shareholders’ meeting. However, it also provides that in order to submit a proposal concerning an appointment of an accounting auditor to a shareholders’ meeting, the directors must obtain the consent of the board of company auditors and that the board of company auditors may demand that the directors include the appointment of an accounting auditor in the agenda of a shareholders’ meeting. In addition, the Companies Act provides that the board of company auditors may dismiss an accounting auditor for causes such as breach of his or her duties that are enumerated in the Companies Act. Further, pursuant to the Companies Act and Company Accounting Regulations thereunder, the board of company auditors audit the financial statements separately from an audit by the accounting auditor, and if the board of company auditors believes that the manner or result of an audit by the accounting auditors is not reasonable, it must indicate its objections and the reasons therefor in the audit report. To this end, a company auditor may, if necessary for the performance of his/her duties, request the accounting auditor to provide a report thereon. As such, in accordance with the Companies Act, the Board of Company Auditors of TDK is responsible, to the extent permitted by law, for the appointment, retention, and supervision of the work of a registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for TDK; and

(vi)	Under Japanese law, the establishment of the procedures for the receipt, retention, and treatment of complaints and their confidential, anonymous submission by employees is a responsibility of the board of directors, not the company auditors or the board of company auditors, and thus, the Board of Directors of TDK has established such procedures. Each Company Auditor of TDK may, however, investigate the status of such procedures at any time and state his/her opinion at a meeting of the Board of Directors if he/she considers it necessary. In addition, each Company Auditor of TDK has the authority to engage independent counsel and other advisers if such engagement is necessary to carry out his/her duties. Furthermore, each Company Auditor may require TDK to pay any and all expenses necessary for carrying out his/her duties, including compensation of any advisers employed by him/her and ordinary administrative expenses.

8.	Corporate Governance Guidelines
               Under the Rules, listed companies must adopt and disclose corporate governance guidelines. On the other hand, Japanese law does not require TDK to either adopt or disclose corporate governance guidelines, and thus TDK has not established such guidelines. However, TDK has disclosed “The Status Concerning Corporate Governance” in its Japanese Annual Securities Report in accordance with the Financial Instruments and Exchange Law of Japan and regulations thereunder. Furthermore, pursuant to the Regulations Concerning Listing of Securities issued by the Tokyo Stock Exchange, TDK has delivered to the Tokyo Stock Exchange a report titled “Report Concerning Corporate Governance.” Additionally, because the Companies Act requires that “Large Companies” (a company with paid in capital of Five Hundred Million Japanese Yen (¥500,000,000) or more or debt of Twenty Billion Japanese Yen (¥20,000,000,000) or more) determine whether or not to establish internal control systems to ensure that the performance by directors of their duties comply with applicable laws and regulations and the articles of incorporation of such Large Company and the internal control systems provided under the Regulations Concerning Enforcement of the Companies Act to ensure the integrity of the business activities of a company (collectively referred to as the “Internal Control System”), the Board of Directors of TDK has passed resolutions to adopt the detailed content of TDK’s corporate governance system.
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

D.	Employees
               The following table lists the number of TDK full-time employees as of March 31, 2008, 2007 and 2006.

As of March 31, 2008	Japan	Overseas	Total
Electronic materials and components	7,904	49,324	57,228
Recording media	628	413	1,041
Corporate	1,851	92	1,943

Total	10,383	49,829	60,212

As of March 31, 2007	Japan	Overseas	Total
Electronic materials and components	7,724	40,520	48,244
Recording media	881	802	1,683
Corporate	1,644	43	1,687

Total	10,249	41,365	51,614

As of March 31, 2006	Japan	Overseas	Total
Electronic materials and components	7,697	42,419	50,116
Recording media	993	1,258	2,251
Corporate	1,516	40	1,556

Total	10,206	43,717	53,923
               TDK has not experienced any strikes or significant labor disputes involving labor unions during the period described above.
               Approximately 77% of full-time employees of TDK are members of the TDK Labor Union, which is affiliated with a multi-industry union, Japanese Association of Metal, Machinery and Manufacturing Workers (“JAM”). About 45% of the full-time employees of TDK and its domestic subsidiaries are members of unions affiliated with JAM.
               As is customary in Japan, TDK negotiates with the TDK Labor Union for annual wage increases, and twice a year for bonuses. TDK also renews the terms and conditions of labor contracts, other than those relating to wage and bonuses, every year.

E.	Share ownership
               The following table lists the number of shares of common stock (which exclude shares underlying stock acquisition rights) and shares of common stock underlying stock acquisition rights owned by the Directors, Corporate Officers and Company Auditors of TDK as of June 27, 2008. The total number of shares of common stock held is 27,400, and the total number of shares of common stock underlying acquisition rights held is 163,000, as shown below, and these numbers constituted an aggregate of 0.1% of all outstanding shares of common stock as of such date.

			Number of
			shares of
		Number of	common stock
		shares of	underlying
		common	stock acquisi-
Name	Position	stock	tion rights
Hajime Sawabe	Representative Director, Chairperson and CEO	11,000	37,500
Takehiro Kamigama	Representative Director, President and COO	3,300	31,700
Seiji Enami	Director, Executive Vice President and CFO	1,100	4,400
Shinji Yoko	Director, Senior Vice President	3,000	22,900
Yasuhiro Hagihara	Director (outside)	1,000	2,700
Minoru Takahashi	Director, Senior Vice President	1,000	5,600
Kenichi Mori	Director (outside)	—	—

Takeshi Nomura	Corporate Officer, Senior Vice President	1,000	30,000
Takaya Ishigaki	Corporate Officer, Senior Vice President	—	7,500
Raymond Leung	Corporate Officer, Senior Vice President	3,600	2,000
Shiro Nomi	Corporate Officer, Senior Vice President	300	3,900
Shinichi Araya	Corporate Officer, Senior Vice President	—	2,400
Takeo Suzuki	Corporate Officer, Senior Vice President	—	—
Kenichiro Fujihara	Corporate Officer	100	1,700
Shinya Yoshihara	Corporate Officer	500	4,100
Atsuo Kobayashi	Corporate Officer	—	2,600
Junji Yoneyama	Corporate Officer	—	2,400

Noboru Hara	Full-time Company Auditor	500	1,600
Masaaki Miyoshi	Full-time Company Auditor	1,000	—
Kaoru Matsumoto	Company Auditor (outside)	—	—
Ryoichi Ohno	Company Auditor (outside)	—	—
Yukio Yanase	Company Auditor (outside)	—	—

Total		27,400	163,000

Stock option plans
Directors;
               On May 28, 2008, TDK’s Board of Directors passed a resolution to issue stock acquisition rights as stock options for a stock-linked compensation plan (the Stock Acquisition Rights) to Directors. This resolution was subject to approval of the election of directors at the Ordinary General Meeting of Shareholders held on June 27, 2008. Upon resolution, the Board of Directors determined the number of 139 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of TDK, would be allotted to the 5 Directors on July 5, 2008. The Stock Acquisition Rights are exercisable during the period from July 6, 2008 to July 5, 2028. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥1 per share of common stock.
Corporate Officers;
               TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 27, 2008 regarding the issuance of stock acquisition rights as stock options for a stock-linked compensation plan (the Stock Acquisition Rights) to Corporate Officers, pursuant to Articles 236, 238 and 239 of the Companies Act (Kaisha-ho). Upon approval, the Board of Directors adopted resolutions to issue an aggregate of 107 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of TDK, to the 8 Corporate Officers. The Stock Acquisition Rights are exercisable during the period from July 6, 2008 to July 5, 2028. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥1 per share of common stock.
Key Employees of TDK and Directors and Key Employees of Subsidiaries;
               TDK also obtained approval of the Ordinary General Meeting of Shareholders held on June 27, 2008 regarding the issuance of stock acquisition rights as stock options (the Stock Acquisition Rights) to certain select senior executives, pursuant to Articles 236, 238 and 239 of the Companies Act. Upon approval, the Board of Directors adopted resolutions to issue an up to 1,300 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of TDK, to select key employees of TDK and Directors and key employees of subsidiaries.
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
Corporate Officers;
               TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 28, 2007 regarding the issuance of stock acquisition rights as stock options for a stock-linked compensation plan (the Stock Acquisition Rights) to Corporate Officers, pursuant to Articles 236, 238 and 239 of the Companies Act (Kaisha-ho). Upon approval, the Board of Directors adopted resolutions to issue an aggregate of 61 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of TDK, to the 9 Corporate Officers. The Stock Acquisition Rights are exercisable during the period from July 8, 2007 to July 7, 2027. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥1 per share of common stock.

Senior Executives, and Directors and Executives of Subsidiaries;
               TDK also obtained approval of the Ordinary General Meeting of Shareholders held on June 28, 2007 regarding the issuance of stock acquisition rights as stock options (the Stock Acquisition Rights) to certain select senior executives, pursuant to Articles 236, 238 and 239 of the Companies Act. Upon approval, the Board of Directors adopted resolutions to issue an aggregate of 986 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of TDK, to select senior executives of TDK, and the Directors and select senior executives of subsidiaries. The Stock Acquisition Rights are exercisable during the period from July 1, 2009 to June 30, 2013. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥12,098 per share of common stock, which was calculated by a formula approved by shareholders at the said annual shareholders meeting and is subject to an adjustment in certain events, including but not limited to a stock split, stock dividend and issue of new shares at a price less than the current market price of the shares of TDK. The exercise price of each Stock Acquisition Rights was equal to or greater than the fair market value of TDK’s common stock on the date of grant.
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
Corporate Officers;
               TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 29, 2006 regarding the issuance of stock acquisition rights as stock options for a stock-linked compensation plan (the Stock Acquisition Rights) to Corporate Officers, pursuant to Articles 236, 238 and 239 of the Companies Act. Upon approval, the Board of Directors adopted resolutions to issue an aggregate of 95 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of TDK, to the 10 Corporate Officers. The Stock Acquisition Rights are exercisable during the period from August 6, 2006 to August 5, 2026. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥1 per share of common stock.
Senior Executives, and Directors and Executives of Subsidiaries;
               TDK also obtained approval of the Ordinary General Meeting of Shareholders held on June 29, 2006 regarding the issuance of stock acquisition rights as stock options (the Stock Acquisition Rights) to select senior executives, pursuant to Articles 236, 238 and 239 of the Companies Act. Upon approval, the Board of Directors adopted resolutions to issue an aggregate of 966 Stock Acquisition Rights, each representing a stock option to purchase 100 shares of common stock of TDK, to select senior executives of TDK, and the Directors and select senior executives of subsidiaries. The Stock Acquisition Rights are exercisable during the period from August 1, 2008 to July 31, 2012. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥9,072 per share of common stock, which was calculated by a formula approved by shareholders at the said annual shareholders meeting and is subject to an adjustment in certain events, including but not limited to a stock split, stock dividend and issue of new shares at a price less than the current market price of the shares of TDK. The exercise price of each Stock Acquisition Rights was equal to or greater than the fair market value of TDK’s common stock on the date of grant.

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
Employees (excluding Directors and Corporate Officers) Shareholding Association
               As of March 31, 2008, the number of members of the TDK Employees Shareholding Association totaled 1,460. The Employees Shareholding Association accepts new memberships in March and September of every year. Members are entitled to purchase shares of TDK, the maximum amount being ¥50,000 worth of TDK shares a month. In addition, members receive a monthly subsidy from TDK equivalent to 5% of the purchase price of shares. The subsidy amounted to ¥17 million ($170 thousand) for fiscal 2008. The total amount of TDK shares having voting rights owned by the TDK Employees Shareholding Association was as follows:

Title of class	Identity of person or group	Amount owned	Percent of class
Common stock	TDK Employees Shareholding Association	458,654 shares	0.36%

Item 7.	Major Shareholders and Related Party Transactions
A.	Major shareholders
               The table below lists the number of TDK shares held by holders of 5% or more of TDK shares and their percentage ownership as of March 31, 2008:

	Shares owned
Name of major shareholder	(in thousands)	Percentage

Japan Trustee Services Bank, Ltd. (Trust account)	13,157	10.15%

The Master Trust Bank of Japan, Ltd. (Trust account)	12,532	9.67%
               Major shareholders do not have voting rights different from other shareholders, subject to the limitation on exercise as set forth in “Item 10. B. Memorandum and Articles of Association — Common Stock — Voting rights.”
               At March 31, 2008, there were 2,215,660 registered ADRs outstanding and 256 registered holders, of which 2,215,242 ADRs were held by 202 registered U.S. holders.
               The Depositary of ADRs of TDK is Citibank N.A. of New York.
               TDK is not, directly or indirectly, owned or controlled by another corporation or by any foreign government.
B.	Related party transaction
               Since the beginning of TDK’s last full fiscal year, TDK has not transacted with, nor does TDK currently plan to transact with, a related party, except for transactions among TDK and its subsidiaries.
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
               See Item 17. “Financial Statements” and the Notes to the Consolidated Financial Statements.
Export sales
               Finished goods and materials sent out of Japan are mainly bound for consolidated subsidiaries of TDK, and are not, therefore, recorded as exports on a consolidated basis. For this reason, the proportion of exports to total net sales is not significant. For detailed discussion, see Item 5.A. “Operating Results — Geographic Segment Information”.
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
               Except for the disclosure made herein, no significant change has occurred since the date of the annual consolidated financial statements.

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

			U.S. market
	Yen per share of		price per American
	Common stock (1)		Depositary Share (2)
	High	Low	High	Low
Annual highs and lows
Year ended March 31, 2004	8,350	3,810	77.86	32.40
Year ended March 31, 2005	8,630	6,790	80.10	61.40
Year ended March 31, 2006	10,230	7,250	85.40	62.50
Year ended March 31, 2007	10,360	7,990	89.00	69.89
Year ended March 31, 2008	11,990	5,790	99.25	57.50

Quarterly highs and lows
Year ended March 31, 2007
1st quarter	10,000	7,990	89.00	69.89
2nd quarter	9,470	8,190	80.49	70.49
3rd quarter	9,920	8,520	83.04	73.55
4th quarter	10,360	9,120	87.96	77.76
Year ended March 31, 2008
1st quarter	11,940	9,770	97.08	81.90
2nd quarter	11,990	8,720	99.25	74.25
3rd quarter	10,490	7,150	90.49	66.14
4th quarter	8,210	5,790	75.26	57.50
Year ending March 31, 2009
1st quarter	7,410	5,670	70.17	59.40

Monthly highs and lows
February 2008	8,210	6,820	75.26	63.50
March 2008	7,350	5,790	70.00	58.76
April 2008	7,150	5,670	68.96	59.40
May 2008	7,340	6,670	70.13	64.34
June 2008	7,410	6,330	70.17	59.85
July 2008 (through July 25)	6,710	6,100	62.30	57.80

Notes:

(1)	As reported by the Tokyo Stock Exchange.

(2)	As reported by the New York Stock Exchange.
B.	Plan of distribution
     Not applicable.

C.	Markets
               See Item 9.A. “Offer and listing details”.
D.	Selling shareholders
               Not applicable.
E.	Dilution
               Not applicable.
F.	Expenses of the issue
               Not applicable.

Item 10.	Additional Information
A.	Share capital
               Not applicable.
B.	Memorandum and articles of association
               Organization
               TDK is a stock company (kabushiki kaisha) that was originally incorporated in Japan under the then effective Commercial Code (Shoho) of Japan (March 9, 1899, Law No. 48) (the “Commercial Code”) and is now subject to the Companies Act (Kaishaho) of Japan (July 26, 2005, Law No. 86) (the “Companies Act”). It is registered in the Commercial Register (shogyo tokibo) maintained by the Tokyo Legal Affairs Bureau (Registration Number: 0199-01-034849).
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
Directors
               With respect to directors, the Companies Act, TDK’s Articles of Incorporation, bylaws and associated internal rules issued pursuant to the Articles provide in summary as follows:
(a)	a director is not entitled to vote on a proposal or arrangement or contract in which the director has a special interest;

(b)	the remuneration and retirement allowances for directors are determined at a general meeting of shareholders and within the upper limit approved at the shareholders’ meeting, the Board of Directors will determine the amount of compensation for each director, however, the Board of Directors may, by its resolution, leave such decision to the discretion of the company’s Representative Director;

(c)	the Board of Directors have authority to approve long-term borrowing of ¥10 billion or more by resolution passed at a duly convened meeting of the Board of Directors. The Representative Director is authorized by the Board of Directors to make final decisions with respect to long-term borrowings in an amount less than ¥10 billion and short-term borrowings (including issuance of commercial paper);

(d)	there are no provisions requiring the mandatory retirement of directors at a specified age; and

(e)	share ownership is not required in order to be eligible to serve as a director.
Common Stock
General
               Set forth below is information relating to TDK’s Common Stock, including brief summaries of the relevant provisions of TDK’s Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Companies Act and related legislation.
               In order to assert shareholders’ rights against TDK, a shareholder must have its name and address register ed on TDK’s shareholder registry, in accordance with TDK’s Share Handling Regulations. For this purpose, shareholders are required to file their names, addresses and seals with TDK’s administrator of shareholder registry. Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Japanese securities firms and commercial banks customarily act as standing proxy and provide related services for standard fees.

               A shareholder may choose, at its discretion, to participate in the storage transfer system for share certificates under the Act on Custody and Transfer of Share Certificate, Etc. of Japan (May 15, 1984, Law No. 30). Each participating shareholder may deposit certificates representing all or part of its shares to be included in this storage transfer system with Japan Securities Depository Center, Inc (“JASDEC”). If a depositary is not a participating institution with JASDEC, a shareholder must deposit his certificates with a participating institution, such as a securities company or bank having a clearing account with JASDEC. All shares deposited with the JASDEC will be registered in the name of JASDEC on TDK’s shareholder registry. Each participating shareholder will in turn be registered on TDK’s beneficial shareholder registry and be treated in the same way as shareholders registered on TDK’s shareholder registry.
               For the purpose of transferring shares deposited at a participating institution with JASDEC, delivery of share certificates is not required. Entry of the share transfer in the books maintained by JASDEC for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The registered beneficial owners may exercise the rights attached to the shares, such as votes, and will receive dividends (if any) and notices to shareholders directly from TDK. In cases where a shareholder holds certain shares as a registered shareholder and certain other shares as a registered beneficial owner, the aggregate number of such shares is used in determining the rights attached to the shares, such as votes, and receiving dividends (if any) and notices to shareholders directly from TDK. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates.
               A new law, Act on Transfer of Bonds and Shares, Etc. (June 9, 2004, Law No. 88), establishing a new storage transfer system for shares of listed companies and eliminating the issuance and use of share certificates was promulgated in June 2004 and the relevant part of the law will come into effect within five years of the date of the promulgation (the effective date is yet to be determined). On the effective date, a new central clearing system will commence its operation and the shares of all Japanese companies listed on any Japanese stock exchange, including the shares of Common Stock of TDK, will become mandatorily subject to the new central clearing system. On the same day, all existing share certificates will become null and void, however; companies are not required to withdraw those share certificates from shareholders. Thereafter, the transfer of such shares will be effected through entry in the books maintained under the new central clearing system.
               The registered beneficial holder of deposited shares underlying the American Depositary Shares (“ADSs”) is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights against TDK.
Authorized capital
               Article 6 of the Articles of Incorporation of TDK provides that the total number of shares authorized to be issued by TDK is four hundred and eighty million (480,000,000) shares.
               As of March 31, 2008, 129,590,659 shares of Common Stock without having any par value were issued, including 634,923 shares that are held by TDK as treasury shares.
               There is no concept of “par value” of shares of capital stock under the Companies Act of Japan. Thus, all shares of capital stock of TDK have no par value.

Dividends
               Under the Companies Act, distributions of cash or other assets by a stock company to its shareholders (i.e., dividends) are referred to as “distributions of Surplus.” (“Surplus” is defined in “Restriction on Distribution of Surplus” herein below). TDK is permitted to make a distribution of Surplus to the shareholders any number of times per business year, subject to certain limitations described in “Restriction on Distribution of Surplus”. The Companies Act requires distributions of surplus to be authorized by a resolution of a general meeting of shareholders. Distribution may also be made pursuant to a resolution of the Board of Directors if all of the requirements set forth below are satisfied:
(a)	TDK’s Articles of Incorporation provide that the Board of Directors has the authority to determine to make distributions of Surplus;

(b)	the normal term of office of TDK’s directors terminates on or prior to the date of conclusion of the ordinary general meeting of shareholders held for the last business year ending within one year from the election of the directors; and

(c)	TDK’s non-consolidated annual financial statements and certain documents for the latest business year present fairly its assets and profit or loss, as required by the Regulations of Company Accounting of Japan (February 7, 2006, the Ministry of Justice Ordinance No. 13) (the “Company Accounting Regulations”).
               Under the Articles of Incorporation of TDK, a year-end dividend may be distributed to shareholders or pledgees appearing in the shareholder registry (including the beneficial owners who deposited their shares with JASDEC as mentioned above) as of March 31 of each year pursuant to a resolution of a general meeting of shareholders. An interim dividend may be distributed to shareholders of record as of September 30 of each year pursuant to a resolution of the Board of Directors. In addition, under the Companies Act, TDK may make further distributions of Surplus by a resolution of a general meeting of shareholders. TDK is not obliged to pay any dividends that are unclaimed for a period of three years after the date on which they first became payable.
               Distributions of Surplus may be made in cash or in kind in proportion to the number of shares held by each shareholder. A resolution of shareholders’ meeting must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, TDK may, pursuant to a resolution passed at a shareholders meeting, grant a right to its shareholders to require TDK to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders.
               In Japan, the ex-dividend date, the date that marks the point in time whereby a shareholder who acquired TDK shares on and after such date does not have a right to receive the distribution made, and record date for dividends precede the date of determination of the amount of the dividend. The price of shares generally goes ex-dividend on the third business day prior to the record date.
Restriction on Distributions of Surplus
               When TDK makes a distribution of Surplus, it must, until the aggregate amount of its capital reserves and retained earnings reserves reaches one-quarter of its stated capital, set aside in its capital reserves and/or retained earnings reserves an amount equal to one-tenth of the amount of Surplus so distributed pursuant to the Company Accounting Regulations.

               The amount of Surplus at any given time must be calculated in accordance with the following formula: A + B + C + D — (E + F + G)
               In the above formula, the alphabet from “A” to “G” is defined as follows:
“A”= the total amount of “other capital surplus” and “other retained earnings”, as each such amount appears in TDK’s non-consolidated balance sheet as of the end of the last business year;
“B”= (if TDK has disposed of its treasury stock after the end of the last business year) the amount of the consideration for such treasury stock received by TDK less the book value thereof;
“C”= (if TDK has reduced its stated capital after the end of the last business year) the amount of any such reduction less the portion thereof that has been transferred to capital reserves or retained earnings reserves (if any);
“D”= (if TDK has reduced its capital reserves or retained earnings reserves after the end of the last business year) the amount of any such reduction less the portion thereof that has been transferred to stated capital (if any);
“E”= (if TDK has cancelled its treasury stock after the end of the last business year) the book value of such treasury stock;
“F”= (if TDK has distributed Surplus to its shareholders after the end of the last business year) the total book value of the Surplus so distributed;
“G”= certain other amounts set forth in the Company Accounting Regulations, including (if TDK has reduced Surplus and increased its stated capital, capital reserves or retained earnings reserves after the end of the last business year) the amount of such reduction and (if TDK has distributed Surplus to the shareholders after the end of the last business year) the amount set aside in the capital reserves or retained earnings reserves (if any) as required by the Company Accounting Regulations.
               The aggregate book value of Surplus distributed by TDK may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of Surplus less the aggregate of the following:
(a)	the book value of TDK’s treasury stock;

(b)	the amount of consideration for the treasury stock disposed of by TDK after the end of the last business year; and

(c)	certain other amounts set forth in the Company Accounting Regulations, including (if the sum of one-half of goodwill and deferred assets (“X”) does not exceed the total of stated capital, capital reserves, retained earnings reserves (“Y”) and other capital surplus, each such amount being that appearing on the non-consolidated balance sheet as of the end of the last fiscal year) X minus Y.

               If TDK elects to be treated as a company with respect to which consolidated balance sheets should also be taken into consideration in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), it will be required to further deduct from the amount of Surplus the excess amount, if any of (x) the total amount of shareholders’ equity appearing on its non-consolidated balance sheet as of the end of the last business year and certain other amounts set forth in the Company Accounting Regulations over (y) the total amount of shareholders’ equity and certain other amounts set forth in the Company Accounting Regulations appearing on its consolidated balance sheet as of the end of the last business year.
               If TDK has prepared interim financial statements as described below, and if such interim financial statements have been approved (unless exempted by the Companies Act of Japan) by a general meeting of shareholders and approved by the Board of Directors, the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for the treasury stock disposed of by TDK, during the period in respect of which such interim financial statements have been prepared. TDK may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last business year and an income statement for the period from the first day of the current business year to the date of such balance sheet. All interim financial statements so prepared by TDK must be approved by the Board of Directors and audited by its accounting auditor, as required by the Company Accounting Regulations.
Share splits
               Under the Companies Act, the Board of Directors of TDK may at any time make share splits by its resolution. Generally, upon share splits, shareholders will not be required to exchange share certificates held by them for new share certificates. In respect of shares deposited with JASDEC, new shares resulting from the share split will automatically be deposited with JASDEC, and shareholders who directly possess share certificates will receive additional certificates representing the additional shares resulting from the share split. Before a share split, TDK must give public notice of the share split, specifying the record date for the share split, not less than two weeks prior to the record date.
               Under the Companies Act, the Board of Directors of TDK may increase the authorized share capital up to the number reflecting the rate of share splits and amend the Articles of Incorporation of TDK without the approval of a shareholders’ meeting.
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

               Notice of convocation of a shareholders’ meeting setting forth the place, time and purpose thereof, must be mailed to each shareholder having votes (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. Under the Companies Act, such notice may be given to shareholders by electromagnetic method, subject to the consent by the relevant shareholders. The record date for an ordinary general meeting of shareholders is March 31 of each year.
               Any shareholder or group of shareholders holding at least 3 percent of the total number of votes for a period of six months or more may require the convocation of a general meeting of shareholders for a particular purpose. Unless such shareholders’ meeting is convened promptly or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such shareholders’ meeting.
               Any shareholder or group of shareholders holding at least 300 votes or 1 percent of the total number of votes for a period of six months or more may propose a matter to be considered at a general meeting of shareholders by submitting a request to a Representative Director at least eight weeks prior to the date set for such meeting.
Votes
               Vote Per Unit: So long as TDK maintains the unit share system (see “Unit” share system, below) a holder of shares constituting one or more whole units is entitled to one vote per unit of shares subject to the limitations described herein.
               Vote Required: Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of votes of all the shareholders represented at the meeting.
               Quorum: The Companies Act and TDK’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Company Auditors and the dismissal of Directors shall not be less than one-third of the total number of votes of the shareholders who can exercise votes.
               Cumulative Voting: TDK’s shareholders are not entitled to cumulative voting in the election of Directors and Company Auditors.
               Length of Director Term: TDK does not have a staggered Board of Directors; each TDK director must stand for election annually.
               Limitation: A company, partnership or other similar business enterprise that holds shares of TDK stock may not exercise its votes with respect to such TDK shares if TDK and its subsidiaries, either alone or together, hold shares or membership interests representing 25 percent or more of the voting power of such shareholder or has any relationship with such shareholder as provided in the Regulations for the Enforcement of the Companies Act of Japan (February 7, 2006, the Ministry of Justice Ordinance No. 12) (the “Enforcement Regulations”) under which TDK may substantially control the management of such shareholder.
               Method of Voting: Shareholders may exercise their votes through proxies, provided that the proxies are also shareholders holding votes. TDK’s shareholders may cast their votes in writing. Shareholders may also exercise their votes by electromagnetic method when TDK decides to permit such method of exercising votes.
               The votes of holders of ADSs are exercised by the depositary based on instructions from those holders.

               Special Shareholders Resolutions: The Companies Act and TDK’s Articles of Incorporation provide that a quorum of one-third of the total votes of all the shareholders and the approval by at least two-thirds of the votes of all the shareholders represented at the meeting (the “special shareholders resolutions”) is required to approve company actions specifically provided in the Companies Act and TDK’s Articles of Incorporation, if applicable, such as:
•	a reduction in amount of stated capital,

•	amendment of the Articles of Incorporation (except amendments which the Board of Directors are authorized to make under the Companies Act as described in “Share Splits” and “Unit Share Systems”),

•	establishment of a 100 percent parent-subsidiary relationship by way of share exchange or share transfer,

•	a dissolution, merger or consolidation,

•	a company split,

•	the transfer of the whole or an important part of the Company’s business,

•	the taking over of the whole of the business of any other corporation,

•	any issuance of new shares at a “particularly favorable” price, stock acquisition rights (shinkabu yoyakuken) with “particularly favorable” conditions or bonds with stock acquisition rights (shinkabu yoyakuken-tsuki shasai) with “particularly favorable” conditions to persons other than shareholders,

•	exemption of part of Directors’ or Company Auditors’ liabilities to the Company,

•	distribution of Surplus in kind with respect to which shareholders are not granted the right to require the Company to make such distribution in cash instead of in kind,

•	purchase of shares by the Company from a specific shareholder other than its subsidiaries, and

•	consolidation of shares.
Subscription rights
               Holders of TDK’s shares of Common Stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a “particularly favorable” price mentioned under “Votes” above. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue or transfer of shares, in which case such rights must be given on uniform terms to all shareholders as at a record date of which not less than two weeks prior public notice must be given. Such subscription rights are nontransferable. However, a shareholder may be allotted stock acquisition rights without consideration thereto, and transfer such rights.

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
Administrator of Shareholder’s Registry
               The Chuo Mitsui Trust and Banking Company, Limited (“CMTBC”) is the administrator of shareholder’s registry for TDK’s shares. CMTBC’s office is located at 33-1, Shiba 3-chome, Minato-ku, Tokyo. CMTBC maintains TDK’s shareholder’s registry and records transfers of record ownership upon presentation of share certificates.
Record date
               March 31 is the record date for TDK’s year-end dividends. So long as TDK maintains in its Articles of Incorporation a provision for the unit of shares, the shareholders and beneficial shareholders who are registered as the holders of one unit of shares or more in TDK’s shareholder registry and/or beneficial shareholder registry at the end of each March 31 are also entitled to exercise shareholders’ rights at the ordinary general meeting of shareholders with respect to the business year ending on such March 31. September 30 is the record date for interim dividends. In addition, TDK may set a record date for determining the shareholders and/or beneficial shareholders entitled to other rights and for other purposes by giving at least two weeks prior public notice.
               The price of shares generally goes ex-dividends or ex-rights on Japanese stock exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.
Acquisition of TDK’s treasury shares
               TDK may acquire its treasury shares (i) by way of purchase on any Japanese stock exchange on which its shares are listed or by way of takeover bid (pursuant to a resolution of the Board of Directors in accordance with the Articles of Incorporation of TDK), (ii) from a specific shareholder other than a subsidiary (pursuant to a special resolution of a general meeting of shareholders), or (iii) from a subsidiary (pursuant to a resolution of a meeting of the Board of Directors).

               When such acquisition is made by TDK from a specific party other than a subsidiary of TDK, any other shareholder may make a demand to a Representative Director, more than five calendar days prior to the relevant shareholders’ meeting, that TDK also purchase the shares held by such shareholder. If, however, the purchase price for the TDK shares proposed to be acquired by TDK does not exceed the then market price calculated by a method provided in the Enforcement Regulations, then such shareholders do not have such a right.
               Any such acquisition of TDK’s shares must satisfy certain requirements, including that the total amount of the purchase price may not exceed the amount of the Distributable Amount (See Distribution of Surplus above.).
               Shares acquired by TDK may be held by it for any period or may be cancelled by resolution of the Board of Directors. TDK may also transfer to any person the shares held by it, subject to a resolution of the Board of Directors, and subject also to other requirements applicable to the issuance of new shares including the limitation as to the offering of new shares at a “particularly favorable” price mentioned in “Votes” above. TDK may also utilize its treasury shares for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by merger, share exchange or company split through exchange of treasury shares for shares or assets of the acquired company.
               The Companies Act generally prohibits any subsidiary of TDK from acquiring shares of TDK.
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
               Votes under the unit share system: Under the unit share system, shareholders shall have one vote for each unit of shares that they hold. Any number of shares less than a full unit will carry no votes.
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
               Repurchase or sale by TDK of shares constituting less than a unit: A holder of shares less than one unit may require TDK to purchase such shares, or sell such number of shares which, if combined with the shares already held by such holder, would constitute one unit of shares, at their market value in accordance with the provisions of the Share Handling Regulations of TDK.

               Effect of the unit share system on holders of American Depositary Receipts (“ADRs”): A holder who owns ADRs evidencing less than 100 ADSs will indirectly own less than a whole unit of shares of Common Stock. Although, as discussed above, under the unit share system holders of less than a unit have the right to require TDK to purchase their shares, holders of ADRs evidencing ADSs that represent other than integral multiples of whole units are unable to exchange their ADRs and withdraw the corresponding underlying shares of Common Stock representing less than a unit and, therefore, are unable, as a practical matter, to exercise the rights to require TDK to purchase such underlying shares unless TDK’s Articles of Incorporation are amended to eliminate the provision not to issue share certificates for the numbers of shares less than a unit. The unit share system does not affect the transferability of ADRs, which may be transferred in lots of any size.
Reporting of substantial shareholdings
               The Financial Instruments and Exchange Law of Japan and regulations thereunder require any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of capital stock of a company listed on any Japanese stock exchange (including a holder of ADRs which represents more than 5% of such total issued shares) to file with the Director-General of a competent Local Finance Bureau of the Ministry of Finance within five business days a report concerning such shareholdings.
               A similar report must also be filed in respect of any subsequent change of 1 percent or more in any such holding or any change in material matters set out in reports previously filed, with certain exceptions (for example, such report will not be required if the ratio of stock holding changes by 1% or more but the number of shares held by such holder remains same.). For this purpose, shares issuable to such person upon exercise of stock acquisition rights, conversion of convertible bond with stock acquisition rights or exercise of options represented by covered warrants and securities issued by foreign entities such as ADRs.are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Copies of such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed.
               Except for the general limitation under Japanese anti-trust and anti-monopoly regulations against holding of shares of capital stock of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, and except for general limitations under the Companies Act or TDK’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to TDK or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold the shares of Common Stock of TDK or exercise votes thereon.
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
               Foreign investors are:
•	individuals who do not reside in Japan;

•	corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan;

•	corporations in which more than 50 percent of the shares are held (directly or indirectly) by individuals who do not reside in Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan; and

•	entities a majority of the officers (or officers having the power of representation) of which are persons who do not reside in Japan, who or which make a “foreign direct investment” as defined in the Foreign Exchange Law.
               Any individuals or corporations that do not correspond to any of the above may be regarded as a foreign investor when they acquire or hold shares on behalf of foreign investor.
               In general, the acquisition of shares of a Japanese company, including TDK, in an exchange by a non-resident of Japan with a resident of Japan is not subject to any prior filing requirements, but such exchange is subject to a post reporting requirement of the Minister of Finance by the resident of Japan.
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

               Due to the amendments to the Foreign Exchange Law effective on April 1, 1998, all aspects of foreign exchange and foreign trade transactions that were previously subject to advance licensing or other prior notifications or prior approvals, with minor exceptions, were changed to require only post-transaction reporting. However, in cases where the Cabinet makes the decision to take countermeasures for maintenance of Japan’s peace and security or where the Minister of Finance deems that, if a transaction is carried out without any restriction, it would prevent Japan from faithfully performing the treaties or other international agreements concluded thereby, or prevent Japan from contributing to the international effort for international peace and the achievement of the objective of the Foreign Exchange Law would become difficult etc., the Minister of Finance may impose an obligation to obtain a license for carrying out a transaction on a resident or non-resident who is to carry out the transaction.
Potential Consequences Resulting from an Acquisition of Listed Shares
               In the event that a foreign investor acquires shares of a Japanese company listed on a Japanese stock exchange (“listed shares”) and if the foreign investor’s direct and indirect total holdings are 10 percent or more of the issued shares of the company after the acquisition, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Minister within 15 days from and including the date of such acquisition. However, in certain limited circumstances (for example, if a Japanese company manufactures products for military use), a prior notification of such an acquisition must be filed with the Minister of Finance and any other competent Minister, who may then modify or prohibit the proposed acquisition. The acquisition of shares by exchange non-residents as a result of share splits is not subject to any of the foregoing requirements.
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
American Depositary Shares
               The deposit of shares of Common Stock by a non-resident of Japan, the issuance of ADRs in exchange therefor and the withdrawal of the underlying shares of Common Stock upon surrender of ADRs are not subject to any formalities or restrictions referred to under “Potential Consequences Resulting from an Acquisition of Listed Shares” above, except where, as a result of such deposit or withdrawal, the aggregate number of shares held by the depositary (or its nominee) or the holder surrendering ADRs, as the case may be, would be 10 percent or more of the total outstanding shares of Common Stock, in which event the reporting to the Minister of Finance of Japan and other competent Minister may be required as outlined in the first sentence under the same heading.

E.	Taxation
               The following summarizes the major Japanese national tax and U.S. federal income (and not estate or gift) tax consequences of the ownership, acquisition and disposition of shares of Common Stock of TDK and of ADRs representing shares of Common Stock of TDK by a “U.S. holder”(defined below) that is a non-resident of Japan or a non-Japanese corporation without a permanent establishment, as defined in the Internal Revenue Code, the Treasury Regulations thereto and the Treaty (defined below), in Japan. The summary is not a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not take into account specific individual circumstances of any particular investor. Accordingly, holders of shares of Common Stock or ADRs of TDK are encouraged to consult their tax advisors regarding their particular circumstances.
Japanese Tax
               Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Share splits are not subject to Japanese income tax.
               The rate of Japanese withholding tax applicable to dividends on TDK’s shares paid by TDK to non-resident shareholders is 7 percent for dividends paid on or before March 31, 2009 and 15 percent thereafter, except for any individual shareholder who holds 5 percent or more of the issued shares, for whom the applicable rate is 20 percent.
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
               Subject to the PFIC rules discussed below, U.S. holders that sell or otherwise dispose of shares or ADRs will recognize capital gain or loss by the seller, for U.S. federal income tax purposes, equal to the difference between the U.S. dollar value of the amount realized and the tax basis, determined in U.S. dollars, in the shares or ADRs disposed. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15 percent, where the disposed property has been held by the seller for more than one year. The gain or loss by a U.S. holder upon the sale of ADRs will generally be income or loss from sources within the United States for foreign tax credit limitation purposes (described below).
Taxation of Dividends
               Dividends received by a U.S. holder of Common Stock or ADRs will be taxed as ordinary income that is subject to a maximum rate of 35 percent, for amounts sold prior to January 1, 2011, unless such dividends are “qualified dividends”. “Qualified dividends” are those paid with respect to shares or ADRs held by an individual (or an entity owned by an individual that is disregarded for U.S. federal income tax purposes) for more than 60 days during the 121-day period, beginning 60 days before the ex-dividend date and must also meet certain other requirements. Qualified dividends will be subject to taxation at a maximum rate of 15 percent prior to January 1, 2011. Dividends paid with respect to the Common Stock shares or ADRs, generally will be qualified dividends, assuming that TDK is not a PFIC (as discussed below). The U.S. dollar amount of dividends received that are not qualified dividends will be taxed as ordinary income.
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

Passive Foreign Investment Companies
               Shareholders of non-U.S. corporations that are treated as Passive Foreign Investment Companies (“PFIC”) are subject to potentially negative tax consequences. If TDK is treated as a PFIC, and a U.S. holder does not make a QEF election, as described below, special rules apply with respect to:
•	gain realized on the sale or other disposition of shares or ADRs ; and

•	any excess distributions to a U.S. holder (generally, an excess distribution is any distribution from a PFIC during a single taxable year that is greater than 125 percent of the average annual distributions received by a U.S. holder in respect of the shares or ADRs during the three preceding taxable years or, if shorter, such U.S. holder’s holding period for the shares or ADRs).
               Pursuant to these special rules, the following would apply to gains from TDK stock and distributions from TDK if it were a PFIC:
•	the gain or excess distribution will be allocated ratably over the holding period for the shares or ADRs,

•	the amount allocated to the taxable year in which the U.S holder realized the gain or excess distribution and any taxable year prior to the first year in which TDK was a PFIC will be taxed as ordinary income,

•	the amount allocated to each other year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.
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

Treaty Between U.S. and Japan
               The U.S. and Japan executed the Convention between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Tax on Income on November 6, 2003 (the “Treaty). Pursuant to the Treaty, dividends paid by TDK to U.S. holders are generally subject to a maximum 10 percent withholding tax in Japan. Such tax may be reduced to a maximum of 5 percent if the beneficial owner of the dividend is a company that owns at least 10 percent of TDK’s voting stock. Under the Treaty, no withholding tax is due on dividends beneficially owned by a tax exempt pension fund that is resident in the U.S., if the dividends are not from such fund’s direct or indirect operation of a trade or business.
               Under the Japanese Income Tax Law applicable through March 31, 2009, the temporary rate of Japanese withholding tax on dividends paid with respect to listed shares, such as those paid by TDK, to non-resident holders, is currently 7 percent (20 percent for holders of 5 percent or more of the total issued shares). Pursuant to the Treaty, if the tax rate under Japanese tax law is lower than that provided for by the Treaty, then the domestic tax rate is still applicable. U.S. holders that are not pension funds and that do not own 5 percent or more of TDK’s shares, would be taxed with the lower Japanese domestic tax rate. For purposes of the Treaty and Japanese tax law, U.S. holders of ADRs will be treated as owners of the shares underlying the ADRs. If a U.S. holder wishes to take advantage of the Treaty, a special application must be filed. U.S. holders are urged to speak to their tax advisors regarding the availability and advisability of Treaty benefits.
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
               According to the Securities Exchange Act of 1934, as amended, TDK is subject to requirements of information disclosure. TDK files or furnishes various reports, exhibits and other information, including its Annual Report on Form 20-F, with the Securities Exchange Commission (the “SEC”). These reports, exhibits and other information may be inspected at the SEC’s Public Reference Room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet website at www.sec.gov, from which reports and information filed or furnished with the SEC can be electronically accessed. These materials may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.
I.	Subsidiary information
               Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk
               TDK is subject to market risk associated with changes in foreign currency exchange rates, stock prices, and interest rates. Foreign exchange risk is considered the primary market risk exposure. TDK has a policy for procedures and controls to manage market risk sensitive instruments. In order to hedge foreign currency exchange rate risk and interest rate risk, TDK uses derivative financial instruments. TDK does not hold or issue derivative financial instruments for trading purposes.
Foreign exchange risk
               Forward exchange contracts have been entered into to hedge adverse effects of foreign currency exchange rate fluctuations mainly on foreign-currency-denominated trade receivables and foreign-currency-denominated forecasted transactions.
               At March 31, 2008 and 2007, TDK and certain of its subsidiaries had forward exchange contracts to sell and buy foreign currencies (principally U.S. dollars and Japanese Yen) and currency option contracts for a total contract amount of ¥13,324 million ($133,240 thousand) and ¥13,834 million ($138,340 thousand), respectively.
               The following table provides information about TDK’s derivative instruments related to foreign exchange risk as of March 31, 2008 and 2007.

	2008			2007
Forward exchange contracts
	(millions of yen)		Average	(millions of yen)		Average
	Contract	Fair	contractual	Contract	Fair	contractual
	amounts	value	rate	amounts	value	rate

To sell USD / receive Baht	¥6,232	¥(218)	32.66	¥—	¥—	—
To sell Baht / receive USD	6,012	168	32.41	—	—	—
To sell Euro / receive Yen	—	—	—	4,677	(4)	155.92
To sell USD / receive Yen	—	—	—	3,604	78	120.11
To sell USD / receive Euro	—	—	—	153	(2)	13.12

Total	¥12,244	¥(50)		¥8,434	¥72

	2008			2007
Currency option contracts	(millions of yen)		Average	(millions of yen)		Average
	Contract	Fair	contractual	Contract	Fair	contractual
	amounts	value	rate	amounts	value	rate

To sell USD / receive USD	¥1,080	¥18	108.00	¥5,400	¥82	120.00

Total	¥1,080	¥18		¥5,400	¥82

Interest rate risk
               TDK’s exposure to market risk related to changes in interest rates relates primarily to its debt securities. TDK has outstanding debt securities with fixed rates. TDK, to the extent possible, plans to limit its issuance of debt securities to short-term debt securities. TDK believes that the fair values of interest rate sensitive instruments as of March 31, 2008 and 2007, and potential, near-term losses affecting future earnings, fair values, and/or cash flows from reasonable near-term changes in interest rates are immaterial. See also Item 17 “Financial Statements—Note 7 to the Consolidated Financial Statements— Short-Term and Long-Term Debt.

Stock price risk
               TDK’s exposure to market risk involving changes in stock prices relates only to its equity securities categorized as available-for-sale securities. TDK purchases equity securities to strengthen relationship with the invested companies as customers as part of its sales strategy, but not as a means of investing surplus funds. Therefore, TDK intends to hold the equity securities over a long period. The aggregate cost and fair value of these equity securities were ¥22.8 billion ($228 million) and ¥21.0 billion ($210 million) as of March 31, 2008, and ¥11.9 billion ($119 million) and ¥15.0 billion ($150 million) as of March 31, 2007, respectively. As of March 31, 2008, these securities mainly represented investments in companies in the transportation, communications and electronic equipment industries, and the cost and fair value of these equity securities were ¥21.2 billion ($212 million) and ¥19.4 billion ($194 million), respectively. As of March 31, 2007, these securities mainly represented investments in companies in the transportation, communications and electronic equipment industries, and the cost and fair value of the equity securities were ¥11.5 billion ($115 million) and ¥13.8 billion ($138 million), respectively.
               TDK’s portfolio of equity securities, including available-for-sale securities, at March 31, 2008 and 2007, is as follows:

2008				2007
Yen (Millions)				Yen (Millions)
Cost	Gross	Gross	Fair value	Cost	Gross	Gross	Fair value
	unrealized	unrealized			unrealized	unrealized
	holding	holding			holding	holding
	gains	losses			gains	losses

¥ 22,800	2,276	4,039	21,037	11,919	3,566	488	14,997

Item 12.	Description of Securities Other than Equity Securities
               Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
               None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
               None.

Item 15.	Controls and Procedures
Disclosure Controls and Procedures
               TDK’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or furnished under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported on a timely basis.
               As of March 31, 2008, TDK, under the supervision and with the participation of its management, including TDK’s chief executive officer and the chief financial officer, performed an evaluation of the effectiveness of its disclosure controls and procedures; as such term is defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended. Based on this evaluation, TDK’s chief executive officer and chief financial officer concluded that TDK’s disclosure controls and procedures are effective in providing reasonable assurance that the information TDK is required to disclose in the reports it files or furnishes under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported in a timely manner.
Management’s Annual Report on Internal Control over Financial Reporting
               The management of TDK is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, TDK’s principal executive and principal financial officers and effected by TDK’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. TDK’s internal control over financial reporting includes policies and procedures that:
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

               Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
               TDK’s management assessed the effectiveness of internal control over financial reporting as of March 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (the “COSO criteria”).
               Based on its assessment, management concluded that, as of March 31, 2008, TDK’s internal control over financial reporting was effective.
Report of the Registered Public Accounting Firm
               The effectiveness of management’s internal control over financial reporting as of March 31, 2008 has been audited by TDK’s independent registered public accounting firm, KPMG AZSA & Co. Their report dated July 28, 2008 is included in the Report of Independent Registered Public Accounting Firm contained in Item 17.
Changes in Internal Controls over Financial Reporting
               There has been no change in TDK’s internal control over financial reporting that occurred during the fiscal year ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Item 15T.	Controls and Procedures
               Not applicable.

Item 16A.	Audit Committee Financial Expert
               The registrant, a foreign private issuer, has at least one “audit committee financial expert” serving on its audit committee. TDK’s board of auditors has determined that Ryoichi Ohno qualifies as an “audit committee financial expert” pursuant to regulations adopted by the SEC. Mr. Ohno is an outside company auditor within the meaning of the Company Law. See Item 6.C. “Board practices— Significant differences in corporate governance practices between TDK and U.S. listed companies on the New York Stock Exchange”. Mr. Ohno was registered as a U.S. Certified Public Accountant in 1988 and elected as one of TDK’s company auditors at an Ordinary General Meeting of Shareholders held in June 2004. See Item 6.A. “Directors and senior management” for additional information regarding Mr. Ohno.

Item 16B.	Code of Ethics
               TDK has established a code of business ethics (“TDK Code of Ethics”) that applies to all TDK employees and corporate officers, including the Chief Executive Officer and Chief Financial Officer. TDK, through the TDK Code of Ethics, actively promotes ethical business practices on a worldwide basis. The TDK Business Ethics & CSR Committee (formerly named “TDK Business Ethics Committee”) has been charged with the oversight of the ethics program at TDK. It has built a global ethics framework which encompasses domestic and overseas subsidiaries. Built into the framework is a direct communication means called the “helpline” for employees to report to supervisors, managers, and the TDK Business Ethics & CSR Committee matters relating to business ethics issues and offer suggestions. The TDK Code of Ethics is attached as Exhibit 11.1 to this annual report. TDK has not granted a waiver or implicit waiver from any provision of the TDK Code of Ethics in the most recently completed fiscal year.

Item 16C.	Principal Accountant Fees and Services
               The following table discloses the aggregate fees accrued or paid to KPMG AZSA & Co. and KPMG International member firms for each of the last two fiscal years and briefly describes the services performed:

		(Yen in millions)
	Years ended March 31
	2008	2007

Audit fees	1,154	1,071
Audit-related fees	44	14
Tax fees	206	308
All other fees	15	19

Total	1,419	1,412

               Audit fees consist of fees for “Audit Services”. “Audit Services” are professional services rendered by the accounting auditor (KPMG AZSA & Co. and KPMG International member firms) for the audit of TDK’s annual financial statements and services that are normally provided by the accounting auditor in connection with statutory and regulatory filings or engagements: (i) services associated with statutory audits and (ii) services associated with U.S. SEC registration statements or other periodic filings.
               Audit-related fees consist of fees for “Audit-Related Services”. “Audit-Related Services” are professional services relating to the Audit Services: (i) audits of employee benefit plans; and (ii) financial due diligence.
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
               TDK may engage the Outside Auditor to render an audit or non-audit service pursuant to the Audit Policy without obtaining individual pre-approval by the Board of Directors, provided that all of the following conditions are met:
(i)	the service to be rendered shall fall under any of the types listed in above explanation for audit fees, audit-related fees and tax fees;

(ii)	the engagement to render the service shall commence within one year from the time when the Board of Directors adopts the Audit Policy;

(iii)	the fee for the service to be rendered shall be less than 40,000,000 yen (“Individual Fee Limit”); and

(iv)	the total amount of fees payable to the Outside Auditor by TDK on account of non-audit services with respect to any fiscal year shall not exceed the total amount of audit fees payable to the Outside Auditor by TDK with respect to such year (“Overall Fee Limit”).

               The appointed director (Seiji Enami) must confirm whether an audit or non-audit service to be rendered by the Outside Auditor meets the foregoing conditions. The appointed director also shall report to the Board of Directors all audit and non-audit services in which the Outside Auditor is engaged in accordance with this Section. The Board of Directors must appoint a director as the appointed director and after the appointment the appointed director must be listed in the Pre-Approval Database.
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

Item 16D.	Exemptions from the Listing Standards for Audit Committees
               Based on the general exemption contained in Rule 10A-3(c)(3) under the Exchange Act for companies with a Board of Company Auditors such as TDK, TDK does not have an audit committee which can act independently and satisfy the other requirements of Rule 10A-3 under the Exchange Act.
               According to Rule 10A-3 under the Exchange Act and NYSE listing standards, TDK’s Board of Company Auditors may act in place of an audit committee. The Board of Company Auditors meets the following requirements of the general exemption contained in Rule 10A-3(c)(3):
•	the Board of Company Auditors is established pursuant to the Companies Act;

•	as required by the Companies Act, the Board of Company Auditors is separate from the Board of Directors;

•	the Board of Company Auditors is not elected by the management of TDK and no executive officer of TDK is a member of the Board of Company Auditors;

•	the Companies Act provides for the standards for independence of the Board of Company Auditors from the management of TDK;

•	in accordance with the Companies Act, the Board of Company Auditors of TDK is responsible, to the extent permitted by law, for the appointment, retention and supervision of the work of a registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for TDK; and

•	Under the Companies Act, the establishment of the procedures for the receipt, retention, and treatment of complaints and their confidential, anonymous submission by employees is a responsibility of the Board of Directors, not the Company Auditors or the Board of Company Auditors, and thus, the Board of Directors of TDK has established such procedures. In addition, each Company Auditor of TDK has the authority to engage independent counsel and other advisers if such engagement is necessary to carry out his/her duties. Furthermore, each Company Auditor may require TDK to pay any and all expenses necessary for carrying out his/her duties, including compensation of any advisers employed by him/her and ordinary administrative expenses.
               TDK’s reliance on Rule 10A-3(c)(3) does not, in its opinion, materially adversely affect the ability of its Board of Company Auditors to act independently and to satisfy the other requirements of Rule 10A-3.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
               The following table sets forth certain information with respect to TDK’s purchases of our own shares during the year ended March 31, 2008.

			Total Number	Maximum
			of Shares	Number of
			Purchased as	Shares that May
	Total	Average	Part of Publicly	Yet Be
	Number	Price Paid	Announced	Purchased Under
	of Shares	per Share	Plans or	the Plans or
Period	Purchased	(Yen)	Programs	Programs

April 1 to April 30, 2007	73	10,270.96	—	—
May 1 to May 31, 2007	190	10,244.16	3,599,000	—
June 1 to June 30, 2007	58	11,418.10	—	—
July 1 to July 31, 2007	493	11,408.62	—	—
August 1 to August 31, 2007	121	9,475.37	—	—
September 1 to September 30, 2007	17	9,728.82	—	—
October 1 to October 31, 2007	343	9,989.74	—	—
November 1 to November 30, 2007	290	8,387.10	—	—
December 1 to December 31, 2007	217	8,223.13	—	—
January 1 to January 31, 2008	94	8,237.87	—	—
February 1 to February 29, 2008	29	7,606.90	—	—
March 1 to March 31, 2008	336	7,017.50	—	—

Total	2,261	9,416.53	3,599,000	—

Note:	Under the Companies Act, a holder of shares constituting less than one full unit may request TDK to purchase such shares at their market value (See Item 10. “Additional Information—Common Stock —“Unit” share system”). All purchases described in the above table were made pursuant to such requests by shareholders.

PART III

Item 17.	Financial Statements
Index of Consolidated Financial Statements of TDK Corporation and subsidiaries:
          Schedules other than those listed above have been omitted as they are not applicable or the information is presented in the consolidated financial statements and related notes.
          Financial statements of 50% or less owned persons accounted for by the equity method have been omitted as, in the aggregate, they do not meet the tests of a significant subsidiary at a 20% level as of or for the years ended March 31, 2008, 2007 and 2006.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
TDK Corporation:
We have audited the accompanying consolidated balance sheets of TDK Corporation and subsidiaries (the “Company”) as of March 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2008, expressed in Japanese yen. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.
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
The Company declined to present segment information for each of the years in the three-year period ended March 31, 2008. In our opinion, disclosures of segment and related information about the different types of business activities in which the company engages and the different economic environments in which it operates are required by U.S. generally accepted accounting principles. The omission of segment information results in an incomplete presentation of the Company’s consolidated financial statements.
In our opinion, except for the omission of segment information as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TDK Corporation and subsidiaries as of March 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 28, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
The accompanying consolidated financial statements as of and for the year ended March 31, 2008 have been translated into United States dollars solely for convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements, expressed in Japanese yen, have been translated into United States dollars on the basis set forth in Note 2 to the consolidated financial statements.
/s/KPMG AZSA & Co.
Tokyo, Japan
July 28, 2008

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
TDK Corporation:
We have audited the internal control over financial reporting of TDK Corporation and subsidiaries (the “Company”) as of March 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, TDK Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of TDK Corporation and subsidiaries as of March 31, 2008 and 2007, the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2008, and the financial statement schedule as listed in the accompanying index, expressed in Japanese yen, and our report dated July 28, 2008 expressed a qualified opinion on those consolidated financial statements and the financial statement schedule because of the omission of segment information required by U.S. generally accepted accounting principles.
/s/KPMG AZSA & Co.
Tokyo, Japan
July 28, 2008

Consolidated statements of income
For the years ended March 31, 2008, 2007 and 2006

				U.S. Dollars
	Yen			(Thousands)
	(Millions)			(Note 2)
	2008	2007	2006	2008

Net sales (Notes 21 and 26)	¥866,285	862,025	795,180	$8,662,850
Cost of sales (Note 26)	635,529	622,819	585,780	6,355,290

Gross profit	230,756	239,206	209,400	2,307,560
Selling, general and administrative expenses (Note 26)	158,921	159,106	142,052	1,589,210
Gain on sale of business to Imation Corp. (Note 24)	(15,340)	—	—	(153,400)
Restructuring cost (Note 17)	—	510	6,825	—

Operating income	87,175	79,590	60,523	871,750
Other income (deductions):
Interest and dividend income	8,284	7,025	3,605	82,840
Interest expense	(218)	(200)	(149)	(2,180)
Equity in earnings of affiliates	1,969	1,489	1,368	19,690
Gain (loss) on securities, net (Note 4)	(2,081)	(212)	(286)	(20,810)
Foreign exchange gain (loss)	(3,670)	973	948	(36,700)
Other — net	46	0	94	460

	4,330	9,075	5,580	43,300

Income from continuing operations before income taxes	91,505	88,665	66,103	915,050
Income taxes (Note 8)	19,948	16,985	21,057	199,480

Income from continuing operations before minority interests	71,557	71,680	45,046	715,570
Minority interests, net of tax	96	1,555	635	960

Income from continuing operations	71,461	70,125	44,411	714,610
Discontinued operations (Note 22):
Loss from operations of discontinued business (including loss on disposal of ¥224 million in 2006)	—	—	310	—
Income tax expense	—	—	—	—

Loss from discontinued operations	—	—	310	—

Net income	¥71,461	70,125	44,101	$714,610

Amounts per share:

	Yen (except number of			U.S. Dollars
	common shares outstanding)			(Note 2)

Income from continuing operations per share (Note 20):
Basic	¥551.72	529.88	335.84	$5.52
Diluted	551.19	529.29	335.54	5.51
Loss from discontinued operations per share (Note 20):
Basic	—	—	(2.34)	—
Diluted	—	—	(2.34)	—
Net income per share (Note 20):
Basic	¥551.72	529.88	333.50	$5.52
Diluted	551.19	529.29	333.20	5.51
Weighted average basic common shares outstanding (in thousands) (Note 20)	129,525	132,342	132,239
Weighted average diluted common shares outstanding (in thousands) (Note 20)	129,649	132,488	132,355
Cash dividends paid during the year (Note 10)	¥120.00	100.00	80.00	$1.20

See accompanying notes to consolidated financial statements.

Consolidated balance sheets
As of March 31, 2008 and 2007

			U.S. Dollars
	Yen		(Thousands)
	(Millions)		(Note 2)
ASSETS	2008	2007	2008

Current assets:
Cash and cash equivalents	¥166,105	289,169	$1,661,050
Short-term investments	1,179	11,071	11,790
Marketable securities (Note 4)	3,986	1,063	39,860
Trade receivables (Note 21):
Notes	7,925	9,546	79,250
Accounts (Note 26)	153,175	175,079	1,531,750
Allowance for doubtful receivables	(3,982)	(6,311)	(39,820)

Net trade receivables	157,118	178,314	1,571,180

Inventories (Note 6)	88,816	89,789	888,160
Income tax receivables (Note 8)	1,340	276	13,400
Assets held for sale (Note 18)	919	2,125	9,190
Prepaid expenses and other current assets (Notes 8 and 26)	43,357	43,563	433,570

Total current assets	462,820	615,370	4,628,200

Investments in securities (Notes 4 and 5)	68,714	32,641	687,140

Property, plant and equipment, at cost:
Land	23,161	21,696	231,610
Buildings	194,248	194,005	1,942,480
Machinery and equipment	546,362	508,972	5,463,620
Construction in progress	22,229	14,605	222,290

	786,000	739,278	7,860,000
Less accumulated depreciation	(518,851)	(492,575)	(5,188,510)

Net property, plant and equipment	267,149	246,703	2,671,490

Goodwill (Note 19)	30,020	17,539	300,200
Intangible assets (Note 19)	63,322	31,005	633,220
Deferred income taxes (Note 8)	11,257	9,666	112,570
Other assets (Notes 9 and 13)	32,251	36,380	322,510

	¥935,533	989,304	$9,355,330

See accompanying notes to consolidated financial statements.

			U.S. Dollars
	Yen		(Thousands)
	(Millions)		(Note 2)
LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ EQUITY	2008	2007	2008

Current liabilities:
Short-term debt (Note 7)	¥8,898	3,013	$88,980
Current installments of long-term debt (Note 7)	294	514	2,940
Trade payables:
Notes	2,981	4,155	29,810
Accounts (Note 26)	73,410	77,616	734,100
Accrued salaries and wages	23,858	24,562	238,580
Accrued expenses (Notes 9, 17 and 26)	39,976	36,555	399,760
Income taxes payables (Note 8)	7,660	13,245	76,600
Other current liabilities (Note 8)	4,884	5,880	48,840

Total current liabilities	161,961	165,540	1,619,610

Long-term debt, excluding current installments (Note 7)	152	532	1,520

Retirement and severance benefits (Note 9)	33,990	32,290	339,900

Deferred income taxes (Note 8)	5,998	7,526	59,980

Other noncurrent liabilities (Note 8)	13,171	6,501	131,710

Total liabilities	215,272	212,389	2,152,720

Minority interests	3,684	14,203	36,840

Commitments and contingent liabilities (Notes 13 and 14)

Stockholders’ equity:
Common stock
Authorized 480,000,000 shares; issued 129,590,659 shares in 2008; and 133,189,659 shares in 2007 outstanding 128,955,736 shares in 2008 and 132,434,205 shares in 2007	32,641	32,641	326,410
Additional paid-in capital	63,887	63,695	638,870
Legal reserve (Note 10)	19,510	18,844	195,100
Retained earnings (Note 10)	688,719	671,350	6,887,190
Accumulated other comprehensive income (loss) (Notes 8, 9 and 12)	(81,583)	(17,846)	(815,830)
Treasury stock at cost; 634,923 shares in 2008 and 755,454 shares in 2007 (Note 11)	(6,597)	(5,972)	(65,970)

Total stockholders’ equity	716,577	762,712	7,165,770

	¥935,533	989,304	$9,355,330

Consolidated statements of stockholders’ equity
For the years ended March 31, 2008, 2007 and 2006

						Yen (Millions)

					Accumulated
					other
		Additional paid-		Retained	comprehensive		Total stock-
	Common stock	in capital	Legal reserve	earnings	income (loss)	Treasury stock	holders’ equity

			(Note 10)	(Note 10)	(Note 8, 9 and 12)	(Note 11)
Balance at March 31, 2005	¥32,641	¥63,051	¥16,918	¥585,557	¥(51,657)	¥(7,443)	¥639,067

Non-cash compensation charges under stock option plans		186					186
Cash dividends				(10,578)			(10,578)
Transferred to legal reserve			599	(599)			—
Comprehensive income:
Net income				44,101			44,101
Foreign currency translation adjustments					26,100		26,100
Minimum pension liability adjustments					2,719		2,719
Net unrealized gains (losses) on securities					892		892

Total comprehensive income							73,812

Acquisition of treasury stock						(955)	(955)
Exercise of stock option				(222)		1,109	887

Balance at March 31, 2006 (as previously reported)	¥32,641	¥63,237	¥17,517	¥618,259	¥(21,946)	¥(7,289)	¥702,419

Adjustment for the cumulative effect on prior years of the adoption of SAB No. 108 (Note 1)	—	—	—	(2,287)	—	—	(2,287)

Balance at March 31, 2006 (after adjustment)	32,641	63,237	17,517	615,972	(21,946)	(7,289)	700,132

Non-cash compensation charges under stock option plans		458					458
Cash dividends				(13,230)			(13,230)
Transferred to legal reserve			1,327	(1,327)			—
Comprehensive income:
Net income				70,125			70,125
Foreign currency translation adjustments					4,383		4,383
Minimum pension liability adjustments					2,290		2,290
Net unrealized gains (losses) on securities					76		76

Total comprehensive income							76,874

Adjustment to initially apply SFAS 158, net of tax					(2,649)		(2,649)
Acquisition of treasury stock						(32)	(32)
Exercise of stock option				(190)		1,349	1,159

Balance at March 31, 2007	¥32,641	¥63,695	¥18,844	¥671,350	¥(17,846)	¥(5,972)	¥762,712

Non-cash compensation charges under stock option plans		375					375
Adjustment for change in equity method interest		(134)					(134)
Cash dividends				(15,683)			(15,683)
Transferred to legal reserve			666	(666)			—
Comprehensive income:
Net income				71,461			71,461
Foreign currency translation adjustments					(55,757)		(55,757)
Pension liability adjustments					(4,684)		(4,684)
Net unrealized gains (losses) on securities					(3,296)		(3,296)

Total comprehensive income							7,724

Acquisition of treasury stock						(39,250)	(39,250)
Retirement of treasury stock				(37,410)		37,410	—
Exercise of stock option				(333)		1,215	882
Adjustment for employee stock awards to be reclassified as a liability		(49)					(49)

Balance at March 31, 2008	¥32,641	¥63,887	¥19,510	¥688,719	¥(81,583)	¥(6,597)	¥716,577

					U.S. Dollars (Thousands) (Note 2)

Balance at March 31, 2007	$326,410	$636,950	$188,440	$6,713,500	$(178,460)	$(59,720)	$7,627,120

Non-cash compensation charges under stock option plans		3,750					3,750
Adjustment for change in equity method interest		(1,340)					(1,340)
Cash dividends				(156,830)			(156,830)
Transferred to legal reserve			6,660	(6,660)			—
Comprehensive income:
Net income				714,610			714,610
Foreign currency translation adjustments					(557,570)		(557,570)
Pension liability adjustments					(46,840)		(46,840)
Net unrealized gains (losses) on securities					(32,960)		(32,960)

Total comprehensive income							77,240

Acquisition of treasury stock						(392,500)	(392,500)
Retirement of treasury stock				(374,100)		374,100	—
Exercise of stock option				(3,330)		12,150	8,820
Adjustment for employee stock awards to be reclassified as a liability		(490)					(490)

Balance at March 31, 2008	$326,410	$638,870	$195,100	$6,887,190	$(815,830)	$(65,970)	$7,165,770

See accompanying notes to consolidated financial statements.

Consolidated statements of cash flows
For the years ended March 31, 2008, 2007 and 2006

				U.S. Dollars
	Yen			(Thousands)
	(Millions)			(Note 2)
	2008	2007	2006	2008

Cash flows from operating activities:
Net income	¥71,461	70,125	44,101	$714,610
Loss from discontinued operations, net of tax	—	—	310	—

Income from continuing operations	71,461	70,125	44,411	714,610
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	71,297	65,337	58,540	712,970
Loss on disposal of property and equipment	2,955	2,649	3,220	29,550
Deferred income taxes	(1,885)	(1,878)	(696)	(18,850)
Loss (gain) on securities, net	2,081	212	286	20,810
Gain on sale of business to Imation Corp.	(15,340)	—	—	(153,400)
Gain on sale of a subsidiary	(274)	—	—	(2,740)
Changes in assets and liabilities, net of effects of acquisition of businesses:
Decrease (increase) in trade receivables	(13,791)	11,241	(16,886)	(137,910)
Decrease (increase) in inventories	(14,952)	892	(287)	(149,520)
Decrease (increase) in other current assets	(9,090)	6,202	(8,748)	(90,900)
Increase (decrease) in trade payables	16,723	(5,272)	7,101	167,230
Increase (decrease) in accrued expenses	8,745	(7,068)	12,347	87,450
Increase (decrease) in income taxes payables, net	(849)	4,004	(10,689)	(8,490)
Increase (decrease) in other current liabilities	1,962	(1,808)	216	19,620
Increase (decrease) in retirement and severance benefits, net	(2,221)	(74)	981	(22,210)
Other — net	2,591	921	(678)	25,910

Net cash provided by operating activities	119,413	145,483	89,118	1,194,130

Cash flows from investing activities:
Capital expenditures	(84,312)	(70,440)	(73,911)	(843,120)
Proceeds from sale and maturity of short-term investments	18,508	20,046	—	185,080
Payment for purchase of short-term investments	(8,540)	(31,089)	—	(85,400)
Proceeds from sale and maturity of investments in securities	1,177	23	4,263	11,770
Payment for purchase of investments in securities	(17,834)	(3,638)	(4,227)	(178,340)
Acquisitions of assets	(37,155)	—	—	(371,550)
Proceeds from sale of businesses	3,264	—	—	32,640
Acquisition of subsidiaries, net of cash acquired	(18,182)	—	(32,868)	(181,820)
Acquisition of affiliates	(2,206)	—	—	(22,060)
Proceeds from sale of tangible and intangible assets	3,000	3,678	3,373	30,000
Acquisition of minority interests	(15,855)	(6)	(2,587)	(158,550)
Proceeds from sale of discontinued operations	—	—	1,538	—
Other — net	388	(62)	(363)	3,880

Net cash used in investing activities	(157,747)	(81,488)	(104,782)	(1,577,470)

Cash flows from financing activities:
Proceeds from long-term debt	—	—	269	—
Repayment of long-term debt	(9,242)	(2,143)	(218)	(92,420)
Increase (decrease) in short-term debt, net	3,574	(1,456)	3,688	35,740
Proceeds from exercise of stock options	882	1,159	887	8,820
Cash paid to acquire treasury stock	(39,250)	(32)	(955)	(392,500)
Dividends paid	(15,683)	(13,230)	(10,578)	(156,830)
Other — net	(367)	(160)	(218)	(3,670)

Net cash used in financing activities	(60,086)	(15,862)	(7,125)	(600,860)

Cash flows of discontinued operations
Operating cash flows:	—	—	(407)	—
Investing cash flows:	—	—	(4)	—
Financing cash flows:	—	—	—	—
Effect of exchange rate changes on cash and cash equivalents from discontinued operations	—	—	(3)	—

Net cash used in discontinued operations	—	—	(414)	—

Effect of exchange rate changes on cash and cash equivalents	(24,644)	2,019	10,712	(246,440)

Net increase (decrease) in cash and cash equivalents	(123,064)	50,152	(12,491)	(1,230,640)
Cash and cash equivalents at beginning of period	289,169	239,017	251,508	2,891,690

Cash and cash equivalents at end of period	¥166,105	289,169	239,017	$1,661,050

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Nature of Operations and Summary of Significant Accounting Policies
(a) Nature of Operations
               TDK, a Tokyo-based company founded in 1935, is a multinational manufacturer of ferrite products and a producer of inductor, ceramic capacitors, magnetic head and other components and recording media. TDK’s two business segments are electronic materials and components, and recording media, which accounted for 94.4 percent and 5.6 percent of net sales, respectively, for the year ended March 31, 2008. The main products which are manufactured and sold by the two business segments are as follows:
(i)	Electronic materials and components products:

Ferrite cores, Rare-earth magnets, Multilayer ceramic chip capacitors, Inductors (Coils, Transformers), Switching power supplies, HDD heads, and Rechargeable batteries

(ii)	Recording media products:

Audio tapes, Video tapes, CD-Rs, DVDs, and Tape-based data storage media for computers
               TDK sells electronic materials and components products to the electric industry, mainly in Asia and Japan, and recording media products mainly in Japan, Europe, and North America.
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
               Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income (loss) until realized. As of March 31, 2008 and 2007, TDK did not hold any trading or held-to-maturity securities. Available-for sale securities, which mature or are expected to be sold in less than one year, are classified as marketable securities.
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
               Nonmarketable securities are recorded at cost. TDK periodically evaluates whether an event or change in circumstances may have a significant adverse effect on the fair value of the investment. Factors considered in accessing whether an indication of impairment exists include the financial and operating conditions of the issuer, the general market conditions in the issuer’s industry and other relevant factors. If an indication of impairment is present, TDK estimates the fair value of nonmarketable securities. If the fair value is less than cost and the impairment is determined to be other-than-temporary, a nonmarketable security is written down to its impaired value through a charge to earnings.
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
               TDK adopted FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes” on April 1, 2007. FIN 48 establishes the threshold for recognizing the benefits of tax-return positions in the consolidated financial statements as “more-likely-than -not” to be sustained by the taxing authority, and prescribes a measurement methodology for those positions meeting the recognition threshold. See Note 8 for further discussion of the effect of adopting FIN 48 on TDK’s consolidated financial statements.
(j) Stock Option Plan
               TDK accounts for stock options based on Statement of Financial Accounting Standards No. 123 (revised 2004) (“SFAS 123R”), “Share-Based Payment”. SFAS 123R requires TDK to measure the cost of employee services received in exchange for equity awards based on the grant date fair value of the awards. Stock based compensation expense for the year ended March 31, 2008 includes the unvested portion of the grant date fair value of awards issued prior to adoption previously calculated for disclosure purpose, and compensation expense for all equity awards granted subsequent to April 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. TDK uses the straight-line attribution method to recognize stock-based compensation expense over the requisite service period for the entire award. As a result of the adopting SFAS 123R, compensation expenses related to stock options TDK recognized for the years ended March 31, 2008 and 2007 were ¥375 million ($3,750 thousand) and ¥458 million, respectively. The related tax benefits TDK recognized for the years ended March 31, 2008 and 2007 were ¥65 million ($650 thousand) and ¥67 million, respectively.
               Prior to April 1, 2006, TDK accounted for equity awards granted under its stock option plans under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees” and provided the required pro forma disclosure amounts prescribed by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. TDK recognized the stock option related compensation expense of ¥186 million for the year ended March 31, 2006 pursuant to APB 25. No tax benefit was recognized in relation to this compensation expense.

               The following table illustrates the effects on both income from continuing operations and net income if the fair-value-based method had been applied to all outstanding and unvested stock based awards with such costs recognized ratably over the vesting period of the underlying instruments.

Yen
(Millions)
2006

Income from continuing operations, as reported	¥44,411
Add compensation expense recognized under intrinsic value method	186
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards	(607)

Pro forma income from continuing operations	¥43,990

Yen
Basic income from continuing operations per share:
As reported	¥335.84
Pro forma	332.66
Diluted income from continuing operations per share:
As reported	¥335.54
Pro forma	332.39

Yen
(Millions)
2006

Net income, as reported	¥44,101
Add compensation expense recognized under intrinsic value method	186
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards	(607)

Pro forma net income	¥43,680

Yen
Basic net income per share:
As reported	¥333.50
Pro forma	330.32
Diluted net income per share:
As reported	¥333.20
Pro forma	330.05

(k) Research and Development Expenses
               Research and development costs are expensed as incurred.
(l) Advertising Costs
               Advertising costs are expensed as incurred.
(m) Shipping and Handling Fees and Costs
               Shipping and handling costs amounted to ¥13,063 million ($130,630 thousand), ¥15,134 million and ¥15,326 million for the years ended March 31, 2008, 2007 and 2006, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

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
(o) Use of Estimates
               Management of TDK has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with the U.S. GAAP. Significant items subject to such estimates and assumptions include the valuation of intangible assets, property, plant and equipment, trade receivables, inventories, investment in securities, and deferred income tax assets, and assumptions related to the estimation of actuarial determined employee benefit obligations. Actual results could differ from those estimates.
(p) Accounting for the Impairment of Long-Lived Assets
               Property, plant and equipment and certain identifiable intangibles with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell.
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
               TDK offers sales incentives through various programs to certain resellers and retailers. These sales incentives include product discounts, volume-based discounts, marketing development funds (“MDFs”), rebates and coupons, and are accounted for in accordance with Emerging Issues Task Force Issue No. 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of Vendor’s Product)” (“EITF 01-9”). Generally, under EITF 01-9, consideration given by a vendor to a customer is presumed to be a reduction of the selling price of goods and services, and therefore, should be recognized as a reduction of revenue in the vendor’s income statement. The presumption may be overcome based on certain factors. These sales incentives totaled to ¥5,042 million ($50,420 thousand), ¥14,034 million and ¥13,479 million for the years ended March 31, 2008, 2007 and 2006, respectively.
               A number of product discounts are based on a certain percentage off the invoice price predetermined by spot contracts or based on contractually agreed upon amounts with resellers and retailers. Product discounts are recognized as a reduction of revenue at the time the related revenue is recognized and amounted to ¥2,247 million ($22,470 thousand), ¥6,586 million and ¥7,415 million for the years ended March 31, 2008, 2007 and 2006, respectively.
               Volume-based discounts are provided only if the resellers and retailers achieve a specified cumulative level of revenue transactions in a year or less period. Liabilities are recognized as a reduction of revenue for the expected sales incentive at the time the related revenue is recognized and are initially based on the estimation of sales volume by using historical experience on an individual customer basis. Estimates of expected sales incentives are evaluated and adjusted periodically based on actual revenue transactions and forecasts for the balance of the year or incentive period. Volume-based discounts recognized as a reduction of revenue amounted to ¥1,390 million ($13,900 thousand), ¥3,815 million and ¥2,646 million for the years ended March 31, 2008, 2007 and 2006, respectively.
               MDFs are provided to certain resellers and retailers as a contribution to or a sponsored fund for customers’ marketing programs, such as customers’ coupons, catalog, sales contests and advertisements, mostly in the form of a subsidy. Under this program, we do not receive an identifiable benefit sufficiently separable from our customers. Accordingly, MDFs are accounted for as a reduction of revenue based on the annual contract or at the time TDK has incurred the obligation, if earlier, and amounted to ¥606 million ($6,060 thousand), ¥1,692 million and ¥1,970 million for the years ended March 31, 2008, 2007 and 2006, respectively.

               Consumer promotions mainly consist of coupons and mail-in rebates offered to end users, that are reimbursed by TDK to retailers or end users for the coupons or mail-in rebates redeemed. Liabilities are recognized at the time related revenue is recognized (or at the time of the offer if the sale to retailers occurs before the offer) for the expected number of coupons or mail-in rebates to be redeemed. TDK uses historical rates of redemption on similar offers for similar products to estimate redemption rates for current incentive offerings. Consumer promotions recognized as a reduction of revenue amounted to ¥658 million ($6,580 thousand), ¥1,436 million and ¥995 million for the years ended March 31, 2008, 2007 and 2006, respectively.
               TDK also provides slotting fees paid to certain retailers for putting TDK products at attractive areas or shelves in the store. Slotting fees are recognized as a reduction of revenue at the time TDK has incurred the obligation. Slotting fees recognized as a reduction of revenue amounted to ¥42 million ($420 thousand), ¥365 million and ¥274 million for the years ended March 31, 2008, 2007 and 2006, respectively.
               Additionally, TDK has advertising programs with certain resellers and retailers where TDK agrees to reimburse them for advertising cost incurred by them to put TDK products on their flyers, catalogs and billboards. TDK receives an identifiable benefit (advertising) in return for the consideration and that benefit is sufficiently separable because TDK could have purchased that advertising from other parties. Also, TDK can reasonably estimate the fair value of the benefit through obtaining sufficient evidence from the resellers and retailers in the form of the invoice issued by the third party providing the service to the resellers and retailers. Therefore, such advertising programs are expensed as selling, general and administrative expenses at the time TDK has incurred the obligation and amounted to ¥99 million ($990 thousand), ¥140 million and ¥179 million for the years ended March 31, 2008, 2007 and 2006, respectively.
               TDK allows limited right of returns in certain cases and reduces revenue for estimated future returns based upon historical experience at the time the related revenue is recorded.
               Warranties offered on TDK’s products are insignificant.
(u) Considering the Effects of Prior Year Misstatements
               In September 2006, the United States Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB 108 requires TDK to quantify misstatements using both the balance-sheet and income-statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. When the effect of initial adoption is determined to be material, SAB 108 allows TDK to record that effect as a transitional cumulative-effect adjustment to beginning-of-year retained earnings. Upon adoption of SAB 108 during the year ended March 31, 2007, TDK corrected prior year misstatements through a cumulative-effect adjustment to the beginning of the year retained earnings. Prior to the adoption of SAB 108, TDK had not recorded accrued vacations in accordance with Statement of Financial Accounting Standards No. 43 (“SFAS 43”), “Accounting for Compensated Absences”, which had previously been considered immaterial to the prior year consolidated financial statements. The adjustment for the accrued vacation decreased the beginning of year retained earnings by ¥2,287 million. TDK recorded a decrease in an accrued vacation expense in the amount of ¥5 million, net of related income taxes, relating to SFAS 43 for the year ended March 31, 2007.

(v) New Accounting Standards Not Yet Adopted
               In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Positions No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and No. FAS 157-2, “Effective Date of FASB Statement No. 157”, which partially delay the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities and remove certain leasing transactions from its scope. TDK does not expect the adoption of SFAS 157 to have a material effect on TDK’s consolidated financial position and results of operations.
               In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (“SFAS 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. SFAS 158 requires TDK to measure the fair value of plan assets and benefit obligations as of the date of its fiscal year-end. The measurement date provision will be effective for TDK’s fiscal year ending March 31, 2009. TDK currently uses a December 31 measurement date, and is evaluating the effect of changing measurement date on TDK’s consolidated financial position and results of operations.
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
               In December 2007, the United States Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 110 (“SAB 110”). SAB 110 amends the SEC’s views discussed in Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the use of the simplified method in developing estimates of the expected lives of share options in accordance with SFAS 123(R). TDK will continue to use the simplified method until TDK has the historical data necessary to provide reasonable estimates of expected lives in accordance with SAB 107, as amended by SAB 110.
               In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) (“SFAS 141(R)”), “Business Combinations”. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning on or after December 15, 2008. TDK is currently evaluating the effect that the adoption of SFAS 141(R) will have on TDK’s consolidated financial position and results of operations.
               In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”. SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. TDK is currently evaluating the effect that the adoption of SFAS 160 will have on TDK’s consolidated financial position and results of operations.

(w) Reclassifications
               Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the presentation used for the year ended March 31, 2008.
2. Financial Statement Translation
               The consolidated financial statements are expressed in Japanese yen, the functional currency of TDK. Supplementally, the Japanese yen amounts as of and for the year ended March 31, 2008, have also been translated into U.S. dollar amounts, solely for the convenience of the reader, at the rate of ¥100=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market on March 31, 2008. This translation should not be construed as a representation that the amounts shown could be converted into U.S. dollars at such rate.
3. Foreign Operations
               Amounts included in the consolidated financial statements relating to subsidiaries operating in foreign countries are summarized as follows:

				U.S. Dollars
	Yen (Millions)			(Thousands)
	2008	2007	2006	2008

Net assets	¥499,909	490,186	435,381	$4,999,090
Net sales	693,993	674,969	626,626	6,939,930
Net income	48,833	47,599	28,582	488,330

4. Marketable Securities and Investments in Securities
               Marketable securities and investments in securities at March 31, 2008 and 2007, are as follows:

			U.S. Dollars
	Yen (Millions)		(Thousands)
	2008	2007	2008

Short-term marketable securities	¥3,986	1,063	$39,860
Long-term marketable securities	22,026	15,912	220,260
Nonmarketable securities	426	357	4,260
Investments in affiliates (Note 5)	46,262	16,372	462,620

	¥72,700	33,704	$727,000

               Marketable securities and investments in securities include available-for-sale securities. Information with respect to such securities at March 31, 2008 and 2007, is as follows:
As of March 31, 2008

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
Yen (Millions):	Cost	Gains	Losses	Fair Value

Equity securities	¥22,800	2,276	4,039	21,037
Debt securities	4,972	3	—	4,975

	¥27,772	2,279	4,039	26,012

As of March 31, 2007

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
Yen (Millions):	Cost	Gains	Losses	Fair Value

Equity securities	¥11,919	3,566	488	14,997
Debt securities	1,983	—	5	1,978

	¥13,902	3,566	493	16,975

As of March 31, 2008

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
U.S. Dollars (Thousands):	Cost	Gains	Losses	Fair Value

Equity securities	$228,000	22,760	40,390	210,370
Debt securities	49,720	30	—	49,750

	$277,720	22,790	40,390	260,120

               Debt securities classified as available-for-sale at March 31, 2008 have a weighted average remaining term of 1.7 years.
               The proceeds from sale and maturity of available-for-sale securities are ¥1,177 million ($11,770 thousand), ¥23 million and ¥4,263 million for the years ended March 31, 2008, 2007 and 2006, respectively. The gross realized gains on the sale and settlement of available-for-sale securities are ¥47 million ($470 thousand), ¥3 million and ¥714 million for the years ended March 31, 2008, 2007 and 2006, respectively. TDK recorded an impairment of ¥2,128 million ($21,280 thousand), ¥215 million and ¥1,000 million on certain available-for-sale securities and nonmarketable securities representing other-than-temporary declines in the fair value for the years ended March 31, 2008, 2007 and 2006, respectively.
               At March 31, 2008, all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than 12 months.
               The aggregate cost of nonmarketable securities accounted for under the cost method at March 31, 2008, 2007 and 2006 totaled ¥426 million ($4,260 thousand), ¥357 million and ¥596 million, respectively, and, as of March 31, 2008 and 2007, those securities were not evaluated for impairment because (a) TDK did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investment and (b) TDK did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of those investments.
               As of March 31, 2008 and 2007, certain debt securities in the amount of ¥990 million ($9,900 thousand) and ¥1,972 million, respectively were pledged as collateral for extended custom duty payments to Tokyo Customs.

5. Investments in Affiliates
               Investments in affiliates accounted for by the equity method consist of 20.1 percent of the common stock of Imation Corp., a recording media sales company, at March 31, 2008, and 29.5 percent of the common stock of Semiconductor Energy Laboratory Co., Ltd., a research and development company, 34.0 percent of the common stock of Toppan TDK Label Co., Ltd., a magnetic products manufacturing company, and four other affiliated companies, collectively, which are not significant, at March 31, 2008 and 2007. As of March 31, 2008 and 2007, the difference between TDK’s carrying value of investments in affiliates and its share of the underlying net equity in such affiliates substantially consists of unamortized amounts of equity-method goodwill of ¥4,226 million ($42,260 thousand) and ¥999 million, respectively.
               As of March 31, 2008, TDK’s carrying value of its investment in Imation Corp. was ¥28,598 million and the market value of TDK’s investment in shares of Imation Corp. common stock was ¥17,636 million. TDK’s management believes the excess of carrying value over the market value is temporary.
               As of March 31, 2008, consolidated retained earnings included undistributed earnings of affiliates accounted for by the equity method in the amount of ¥10,421 million ($104,210 thousand).
6. Inventories
               Inventories at March 31, 2008 and 2007, are summarized as follows:

	Yen		U.S. Dollars
	(Millions)		(Thousands)
	2008	2007	2008

Finished goods	¥34,856	38,546	$348,560
Work in process	23,070	22,158	230,700
Raw materials	30,890	29,085	308,900

	¥88,816	89,789	$888,160

7. Short-Term and Long-Term Debt
               Short-term debt and weighted average interest rates at March 31, 2008 and 2007, are as follows:

	Yen		U.S. Dollars	Weighted average
	(Millions)		(Thousands)	interest rate
	2008	2007	2008	2008	2007

Short-term bank loans — unsecured	¥8,898	3,013	$88,980	1.45%	1.81%

               Long-term debt at March 31, 2008 and 2007, is set forth below:

	Yen		U.S. Dollars
	(Millions)		(Thousands)
	2008	2007	2008

Loans from banks, secured, due fiscal 2010-2012 (weighted average: 2008 - 0.89%, 2007 - 0.93%)	¥165	255	$1,650
Lease obligation (weighted average: 2008 - 6.03%, 2007 - 5.16%)	281	791	2,810

	446	1,046	4,460
Less current installments	294	514	2,940

	¥152	532	$1,520

                The aggregate annual maturities of long-term debt outstanding at March 31, 2008, are as follows:

		U.S. Dollars
	Yen (Millions)	(Thousands)

Year ending March 31,
2009	¥294	$2,940
2010	82	820
2011	48	480
2012	22	220

	¥446	$4,460

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
               As of March 31, 2008 and 2007, property, plant and equipment having a net book value of ¥2,112 million ($21,120 thousand) and ¥2,200 million, respectively were pledged as a collateral for long-term debt from banks.
               There were no debt covenants, or cross-default provisions under TDK’s financing arrangements. Furthermore, there were no subsidiary level dividend restrictions under the financing arrangements.
8. Income Taxes
               TDK and its domestic subsidiaries are subject to a national corporate tax of 30 percent, an inhabitants tax of between 5.2 percent and 6.2 percent and a deductible enterprise tax of between 7.7 percent and 8.0 percent, which in the aggregate resulted in a statutory rate of approximately 40.4 percent for the years ended March 31, 2008, 2007 and 2006.
               The effective tax rates of TDK for the years ended March 31, 2008, 2007 and 2006, are reconciled with the Japanese statutory tax rate in the following table:

	2008	2007	2006

Japanese statutory tax rate	40.4%	40.4%	40.4%
Expenses not deductible for tax purposes	1.1	1.1	1.6
Non taxable income	(0.2)	(0.2)	(0.1)
Difference in statutory tax rates of foreign subsidiaries	(15.7)	(15.0)	(13.9)
Change in the valuation allowance	1.5	(1.1)	4.7
Investment tax credit	(1.2)	(0.5)	(0.1)
Research and development tax credit	(2.8)	(4.5)	(1.4)
Prior-year tax adjustments	(0.8)	(0.6)	1.4
Other	(0.5)	(0.4)	(0.7)

Effective tax rate	21.8%	19.2%	31.9%

               Total income taxes for the years ended March 31, 2008, 2007 and 2006 are allocated as follows:

	Yen			U.S.Dollars
	(Millions)			(Thousands)
	2008	2007	2006	2008

Income from continuing operations	¥19,948	16,985	21,057	$199,480
Stockholders’ equity, accumulated other comprehensive income (loss):
Foreign currency translation adjustments	914	4	8	9,140
Net unrealized gains (losses) on securities	(1,534)	88	849	(15,340)
Minimum pension liability adjustments	—	1,037	2,074	—
Pension liability adjustments to initially apply SFAS 158	—	(1,022)	—	—
Pension liability adjustments	(3,396)	—	—	(33,960)

Total income taxes	¥15,932	17,092	23,988	$159,320

               Income from continuing operations before income taxes and income taxes for the years ended March 31, 2008, 2007 and 2006, are summarized as follows:

	Income From
	Continuing
	Operations
	Before Income	Income Taxes
	Taxes	Current	Deferred	Total

Yen (Millions):
2008
Japanese	¥37,005	13,615	718	14,333
Foreign	54,500	8,218	(2,603)	5,615

	¥91,505	21,833	(1,885)	19,948

2007
Japanese	35,189	11,947	537	12,484
Foreign	53,476	6,916	(2,415)	4,501

	88,665	18,863	(1,878)	16,985

2006
Japanese	28,004	11,160	657	11,817
Foreign	38,099	10,593	(1,353)	9,240

	66,103	21,753	(696)	21,057

U.S. Dollars (Thousands):
2008
Japanese	$370,050	136,150	7,180	143,330
Foreign	545,000	82,180	(26,030)	56,150

	$915,050	218,330	(18,850)	199,480

               The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2008 and 2007, are as follows:

	Yen		U.S. Dollars
	(Millions)		(Thousands)
	2008	2007	2008

Deferred tax assets:
Trade accounts receivable, principally due to allowance for doubtful receivables	¥543	712	$5,430
Inventories	1,429	1,191	14,290
Accrued business tax	675	702	6,750
Accrued expenses	6,077	7,049	60,770
Retirement and severance benefits	9,740	11,298	97,400
Net operating loss carryforwards	21,485	21,132	214,850
Tax credit carryforwards	1,911	1,413	19,110
Pension liability adjustments	5,433	2,247	54,330
Property, plant and equipment, principally due to differences in depreciation	4,917	4,019	49,170
Other	1,831	1,700	18,310

Total gross deferred tax assets	54,041	51,463	540,410
Less valuation allowance	(21,039)	(22,233)	(210,390)

Net deferred tax assets	¥33,002	29,230	$330,020

Deferred tax liabilities:
Investments, principally due to differences in valuation	(5,729)	(6,139)	(57,290)
Undistributed earnings of foreign subsidiaries and affiliated companies	(3,792)	(3,378)	(37,920)
Net unrealized gains on securities	(58)	(1,597)	(580)
Acquired intangible assets	(7,183)	(5,255)	(71,830)
Other	(1,002)	(1,186)	(10,020)

Total gross deferred tax liabilities	(17,764)	(17,555)	(177,640)

Net deferred tax assets	¥15,238	11,675	$152,380

               The net changes in the total valuation allowance were a decrease of ¥1,194 million ($11,940 thousand) for the years ended March 31, 2008, and an increase of ¥1,935 million and ¥4,889 million for the years ended March 31, 2007 and 2006, respectively. The valuation allowance primarily relates to deferred tax assets associated with net operating loss carryforwards incurred by certain foreign subsidiaries. Of ¥21,039 million ($210,390 thousand) in valuation allowances at March 31, 2008, ¥1,773 million ($17,730 thousand) was related to preacquisition tax benefits. In the future, if TDK determines that the realization of these deferred tax assets is more likely than not, the reversal of the related valuation allowance will reduce goodwill instead of the provision for taxes. The decrease in the valuation allowance attributable to preacquisition tax benefits recognized during the years ended March 31, 2008 and 2006 amounted to ¥75 million ($750 thousand) and ¥154 million, respectively. The reversal of the valuation allowance upon realization of tax benefits resulted in a reduction of goodwill. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax carryforwards are utilized. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not TDK will realize the benefits of these deductible differences and tax carryforwards, net of the existing valuation allowance at March 31, 2008.
               At March 31, 2008, certain subsidiaries have net operating loss carryforwards for income tax purposes of ¥72,055 million ($720,550 thousand) which are available to offset future taxable income, if any.
               Periods available to offset future taxable income vary in each tax jurisdiction and range from one year to an indefinite period as follows:

		U.S. Dollars
	Yen (Millions)	(Thousands)

Within 1 year	¥3,992	$39,920
1 to 5 years	7,080	70,800
5 to 20 years	12,898	128,980
Indefinite periods	48,085	480,850

	¥72,055	$720,550

               At March 31, 2008, certain subsidiaries have tax credit carryforwards for income tax purposes of ¥1,911 million ($19,110 thousand) which are available to reduce future income taxes, if any. Approximately ¥244 million ($2,440 thousand) of the tax credit carryforwards expire through 2028, while the remainder have an indefinite carryforward period.
               Net deferred income tax assets and liabilities at March 31, 2008 and 2007, are reflected in the accompanying consolidated balance sheets under the following captions:

	Yen		U.S. Dollars
	(Millions)		(Thousands)
	2008	2007	2008
Prepaid expenses and other current assets	¥10,031	9,615	$100,310
Deferred income taxes (noncurrent assets)	11,257	9,666	112,570
Other current liabilities	(52)	(80)	(520)
Deferred income taxes (noncurrent liabilities)	(5,998)	(7,526)	(59,980)

	¥15,238	11,675	$152,380

               As of March 31, 2008 and 2007, TDK did not recognize deferred tax liabilities of approximately ¥86,721 million ($867,210 thousand) and ¥74,027 million, respectively, for certain portions of undistributed earnings of foreign subsidiaries because TDK currently does not expect those unremitted earnings to reverse and become taxable to TDK in the foreseeable future. A deferred tax liability will be recognized when TDK expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. As of March 31, 2008 and 2007, the undistributed earnings of these subsidiaries are approximately ¥375,526 million ($3,755,260 thousand) and ¥317,439 million, respectively.
               TDK adopted the provisions of FIN48 on April 1, 2007. Upon adoption of FIN48, TDK identified unrecognized tax benefits of ¥5,420 million which were reflected in the balance of prior year tax liabilities, and no cumulative effect adjustment was required.
               A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

Yen (Millions)
Balance at April 1, 2007	¥5,420
Additions for tax positions of the current year	726
Additions for tax positions of prior years	2,112
Reductions for tax positions of prior years	(1,795)
Settlements with taxing authorities during the period	(204)
Other	(762)

Balance at March 31, 2008	¥5,497

               The total amount of unrecognized tax benefits that, if recognized, would reduce the effective tax rate as of March 31, 2008 is ¥4,297 million.
               Although TDK believes its estimates and assumptions used to identify unrecognized tax benefits are reasonable, there is uncertainty about the final determination of tax audit settlements and any related litigation which could affect the effective tax rate in the future periods. As at March 31, 2008, TDK is not aware of any significant changes in its unrecognized tax benefits over the next twelve months.
               TDK classifies interest and penalties related to unrecognized tax benefits as interest expense and other expense, respectively, in the consolidated statements of income. Interest and penalties accrued as of March 31, 2008 as well as interest and penalties recorded in interest expense and other expense for the year then ended are not material.
               TDK files income tax returns in Japan and various foreign tax jurisdictions. In Japan, TDK is no longer subject to regular income tax examinations by the tax authority for fiscal years ended on or before March 31, 2007. While there has been no specific indication by the tax authority that TDK will be subject to a transfer pricing examination in the near future, the tax authority could conduct a transfer pricing examination for fiscal years ended on or after March 31, 2002. In other major foreign tax jurisdictions, including the United States and Hong Kong, TDK is no longer subject to income tax examinations by tax authorities for fiscal years ended on or before March 31, 2000 with few exceptions. The tax authorities are currently conducting income tax examinations of TDK’s income tax returns for certain fiscal years ended on or after March 31, 2001 in major foreign tax jurisdictions.

9.               Retirement and Severance Benefits
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
               On March 31, 2007, TDK adopted the recognition and disclosure provisions of SFAS 158. SFAS 158 required TDK to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in the consolidated balance sheets, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The adjustment to accumulated other comprehensive income (loss) at adoption represents the unrecognized net actuarial loss and unrecognized prior service cost, which were previously netted against the plans’ funded status in the consolidated balance sheets pursuant to the provisions of Statement of Financial Accounting Standards No. 87, “Employees’ Accounting for Pensions”. These amounts will be subsequently recognized as net periodic benefit cost pursuant to TDK’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods will be recognized as a component of other comprehensive income (loss). Those amounts will be subsequently recognized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income (loss) at adoption of SFAS 158.
               The adoption of SFAS 158 had no effect on the consolidated statement of income for the year ended March 31, 2007, or for any prior period presented, and it will not effect TDK’s operating results in future periods.

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	Yen (Millions)
	2008		2007
	Japanese	Foreign	Japanese	Foreign
	plans	plans	plans	plans

Change in benefit obligations:
Benefit obligations at beginning of period	¥177,650	13,335	180,175	13,117
Service cost	5,765	702	6,052	729
Interest cost	3,845	593	3,550	636
Actuarial (gain) loss	(936)	478	(7,263)	3
Benefits paid	(6,151)	(461)	(5,094)	(1,181)
Curtailment/settlement	—	(720)	—	—
Sale of business	(244)	(950)	—	—
Others	(44)	406	230	(71)
Translation adjustment	—	(1,690)	—	102

Benefit obligations at end of period	179,885	11,693	177,650	13,335

Change in plan assets:
Fair value of plan assets at beginning of period	177,877	7,184	167,157	5,703
Actual return on plan assets	(2,348)	151	10,248	795
Employer contributions	3,976	1,237	4,831	1,379
Benefits paid	(4,982)	(200)	(4,310)	(830)
Curtailment/settlement	—	(365)	—	—
Sale of business	—	(750)	—	—
Others	—	—	(49)	—
Translation adjustment	—	(1,055)	—	137

Fair value of plan assets at end of period	174,523	6,202	177,877	7,184

Funded status	¥(5,362)	(5,491)	227	(6,151)

	U.S. Dollars
	(Thousands)
	2008
	Japanese	Foreign
	plans	plans

Change in benefit obligations:
Benefit obligations at beginning of period	$1,776,500	133,350
Service cost	57,650	7,020
Interest cost	38,450	5,930
Actuarial (gain) loss	(9,360)	4,780
Benefits paid	(61,510)	(4,610)
Curtailment/settlement	—	(7,200)
Sale of business	(2,440)	(9,500)
Others	(440)	4,060
Translation adjustment	—	(16,900)

Benefit obligations at end of period	1,798,850	116,930

Change in plan assets:
Fair value of plan assets at beginning of period	1,778,770	71,840
Actual return on plan assets	(23,480)	1,510
Employer contributions	39,760	12,370
Benefits paid	(49,820)	(2,000)
Curtailment/settlement	—	(3,650)
Sale of business	—	(7,500)
Others	—	—
Translation adjustment	—	(10,550)

Fair value of plan assets at end of period	1,745,230	62,020

Funded status	$(53,620)	(54,910)

Amounts recognized in the consolidated balance sheet as of March 31, 2008 and 2007 consist of:

	Yen (Millions)
	2008		2007
	Japanese	Foreign	Japanese	Foreign
	plans	plans	plans	plans

Other assets	¥24,450	—	27,537	—
Accrued expenses	(1,313)	—	(1,171)	—
Retirement and severance benefits	(28,499)	(5,491)	(26,139)	(6,151)

	¥(5,362)	(5,491)	227	(6,151)

	U.S. Dollars (Thousands)
	2008
	Japanese	Foreign
	plans	plans

Other assets	$244,500	—
Accrued expenses	(13,130)	—
Retirement and severance benefits	(284,990)	(54,910)

	$(53,620)	(54,910)

Amounts recognized in accumulated other comprehensive income (loss) as of March 31, 2008 and 2007 consist of:

	Yen (Millions)
	2008		2007
	Japanese	Foreign	Japanese	Foreign
	plans	plans	plans	plans

Net actuarial loss	¥33,519	2,526	27,438	2,531
Prior service benefit	(21,958)	32	(23,983)	100

	¥11,561	2,558	3,455	2,631

	U.S. Dollars (Thousands)
	2008
	Japanese	Foreign
	plans	plans

Net actuarial loss	¥335,190	25,260
Prior service benefit	(219,580)	320

	¥115,610	25,580

Accumulated benefit obligation for all defined benefit plans are as follows:

	Yen (Millions)
	2008		2007
	Japanese	Foreign	Japanese	Foreign
	plans	plans	plans	plans

Accumulated benefit obligation	¥170,784	9,669	165,477	11,409

	U.S. Dollars (Thousands)
	2008
	Japanese	Foreign
	plans	plans

Accumulated benefit obligation	$1,707,840	96,690

     The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Yen (Millions)
	2008		2007
	Japanese	Foreign	Japanese	Foreign
	plans	plans	plans	plans

Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥55,138	11,693	53,998	13,335
Fair value of plan assets	32,869	6,202	34,350	7,184
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	¥52,913	4,049	49,499	11,409
Fair value of plan assets	32,869	187	33,423	7,184

	U.S. Dollars
	(Thousands)
	2008
	Japanese	Foreign
	plans	plans

Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	$551,380	116,930
Fair value of plan assets	328,690	62,020
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	$529,130	40,490
Fair value of plan assets	328,690	1,870

Net periodic benefit cost for TDK’s employee retirement and severance defined benefit plans for the years ended March 31, 2008, 2007 and 2006 consisted of the following components:

	Yen (Millions)
	2008		2007		2006
	Japanese	Foreign	Japanese	Foreign	Japanese	Foreign
	plans	plans	plans	plans	plans	plans

Service cost-benefits earned during the year	¥5,765	702	6,052	729	5,928	659
Interest cost on projected benefit obligation	3,845	593	3,550	636	3,478	572
Expected return on plan assets	(5,562)	(521)	(4,425)	(453)	(3,003)	(383)
Amortization of transition assets	—	—	(1,276)	—	(1,331)	—
Recognized actuarial loss	893	85	1,408	137	3,255	190
Amortization of unrecognized prior service benefit	(2,025)	9	(2,041)	12	(2,041)	—
Curtailment charge	—	349	—	—	—	—
Settlement loss	—	41	—	—	—	—

	¥2,916	1,258	3,268	1,061	6,286	1,038

	U.S. Dollars
	(Thousands)
	2008
	Japanese	Foreign
	plans	plans

Service cost-benefits earned during the year	$57,650	7,020
Interest cost on projected benefit obligation	38,450	5,930
Expected return on plan assets	(55,620)	(5,210)
Amortization of transition assets	—	—
Recognized actuarial loss	8,930	850
Amortization of unrecognized prior service benefit	(20,250)	90
Curtailment charge	—	3,490
Settlement loss	—	410

	$29,160	12,580

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the year ended March 31, 2008 are summarized as follows:

	Yen (Millions)		U.S. Dollars (Thousands)
	Japanese	Foreign	Japanese	Foreign
	plans	plans	plans	plans

Current year actuarial (gain) loss	¥6,974	654	$69,740	6,540
Amortization of actuarial loss	(893)	(85)	(8,930)	(850)
Amortization of prior service benefit	2,025	(9)	20,250	(90)
Curtailment charge	—	(210)	—	(2,100)
Settlement loss	—	(41)	—	(410)
Sale of business	—	(51)	—	(510)

	¥8,106	258	$81,060	2,580

               The estimated net actuarial loss and prior service benefit for the defined pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are summarized as follows:

	Yen (Millions)		U.S. Dollars (Thousands)
	Japanese	Foreign	Japanese	Foreign
	plans	plans	plans	plans

Net actuarial loss	¥1,156	125	$11,560	1,250
Prior service benefit	(2,025)	4	(20,250)	40

Assumptions
Weighted-average assumptions used to determine benefit obligations at March 31:

	2008		2007
	Japanese	Foreign	Japanese	Foreign
	plans	plans	plans	plans

Discount rate	2.2%	5.1%	2.2%	4.8%
Assumed rate of increase in future compensation levels	3.0%	3.1%	3.0%	2.8%

Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31:

	2008		2007		2006
	Japanese	Foreign	Japanese	Foreign	Japanese	Foreign
	plans	plans	plans	plans	plans	plans

Discount rate	2.2%	4.8%	2.0%	5.0%	2.0%	5.1%
Assumed rate of increase in future compensation levels	3.0%	2.8%	3.0%	3.0%	3.0%	3.0%
Expected long-term rate of return on plan assets	3.5%	6.1%	3.0%	6.2%	2.5%	6.4%

               TDK determines the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. TDK considers the current expectations for future returns and the actual historical returns of each plan asset category.
Plan assets
               The weighted-average asset allocations of TDK’s benefit plans at March 31, 2008 and 2007 by asset category are as follows:

	2008		2007
	Japanese	Foreign	Japanese	Foreign
	plans	plans	plans	plans

Equity securities	58.2%	62.1%	62.6%	63.6%
Debt securities	25.0%	29.3%	24.8%	17.7%
Cash	2.9%	4.4%	2.5%	3.7%
Other	13.9%	4.2%	10.1%	15.0%

	100.0%	100.0%	100.0%	100.0%

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
Contributions
               TDK expects to contribute ¥4,117 million ($41,170 thousand) to its Japanese defined benefit plans and ¥306 million ($3,060 thousand) to its foreign defined benefit plans for the year ending March 31, 2009.
Estimated future benefit payments
               The benefits are expected to be paid from the pension plans in each year 2009 through 2018 are as follows:

	Yen (Millions)		U.S. Dollars (Thousands)
	Japanese	Foreign	Japanese	Foreign
	plans	plans	plans	plans

Year ending March 31,
2009	¥7,046	454	$70,460	4,540
2010	7,661	386	76,610	3,860
2011	7,635	481	76,350	4,810
2012	8,057	479	80,570	4,790
2013	7,244	575	72,440	5,750
2014 — 2018	38,245	3,422	382,450	34,220

10.	Legal Reserve and Dividends
               The Japanese Companies Act provides that an amount equal to 10 percent of cash dividends and other distributions from retained earnings paid by TDK and its Japanese subsidiaries be appropriated as a legal reserve. No further appropriations are required when the total amount of the additional paid-in capital and the legal reserve equals 25 percent of their respective stated capital. The Japanese Companies Act also provides that additional paid-in capital and the legal reserve are available for appropriations by the resolution of the shareholders. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries. Cash dividends and appropriations to the legal reserve charged to retained earnings in accordance with Japanese Companies Act for the years ended March 31, 2008, 2007 and 2006 represent dividends paid out during those years and the related appropriations to the legal reserve. The accompanying consolidated financial statements do not include any provision for the dividend resolved by the Ordinary General Meeting of Shareholders of ¥70 ($0.7) per share aggregating ¥9,026 million ($90,260 thousand) in respect of the year ended March 31, 2008.
               Cash dividends per common share are computed based on dividends paid for the year.

11.	Stock Option Plan
               The Board of Directors, which was held on May 15, 2007 regarding the issuance of stock acquisition rights as share-based compensation stock options (the Stock Acquisition Rights) to Directors pursuant to Articles 236, 238 and 239 of the Companies Act, adopted resolutions to issue an aggregate of 86 Stock Acquisition Rights, each representing an option to purchase 100 shares of common stock of TDK, to the then 7 Directors of TDK. The Stock Acquisition Rights issued on July 7, 2007 are fully vested on date of issuance and have the exercise period of 20 years. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥1 ($0.01) per share of common stock.
               TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 28, 2007 regarding the issuance of stock acquisition rights as share-based compensation stock options (the Stock Acquisition Rights) to Corporate Officers, pursuant to Articles 236, 238 and 239 of the Companies Act. Upon approval, the Board of Directors adopted resolutions to issue an aggregate of 61 Stock Acquisition Rights, each representing an option to purchase 100 shares of common stock of TDK, to the then 9 Corporate Officers of TDK. The Stock Acquisition Rights issued on July 7, 2007 are fully vested on date of issuance and have the exercise period of 20 years. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥1 ($0.01) per share of common stock.
               TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 28, 2007 regarding the issuance of stock acquisition rights as stock options to select senior executives of TDK, and the Directors and select senior executives of subsidiaries, pursuant to Articles 236, 238 and 239 of the Japanese Companies Act. Upon approval, the Board of Directors adopted resolutions to issue an aggregate of 986 Stock Acquisition Rights, each representing an option to purchase 100 shares of common stock of TDK, to the then 186 select senior executives of TDK, and the Directors and select senior executives of subsidiaries. 10 Stock Acquisition Rights issued to the then 2 select senior executives of TDK on July 20, 2007 and 976 Stock Acquisition Rights issued to the then 184 select senior executives of TDK, and the Directors and select senior executives of subsidiaries on July 11, 2007 are vested based on 2 years of continuous service after the issuance and have the exercise period of 4 years. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥12,098 ($120.98) per share of common stock, which was calculated by a formula approved by shareholders at the aforementioned annual shareholders meeting and is subject to an adjustment in certain events, including but not limited to a stock split, stock dividend and issue of new shares at a price less than the current market price of the shares of TDK. The exercise price of each Stock Acquisition Rights was equal to or greater than the fair market value of TDK’s common stock on the date of grant.
               TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 29, 2006 regarding the issuance of the Stock Acquisition Rights to Directors and Corporate Officers, pursuant to Articles 236, 238 and 239 of the Companies Act. Upon approval, the Board of Directors adopted resolutions to issue an aggregate of 203 Stock Acquisition Rights, each representing an option to purchase 100 shares of common stock of TDK, to the then 17 Directors and Corporate Officers of TDK. The Stock Acquisition Rights issued on August 5, 2006 are fully vested on date of issuance and have the exercise period of 20 years. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥1 per share of common stock.

               TDK obtained approval of the Ordinary General Meeting of Shareholders held on June 29, 2006 regarding the issuance of stock acquisition rights as stock options to select senior executives of TDK, and the Directors and select senior executives of subsidiaries, pursuant to Articles 236, 238 and 239 of the Companies Act. Upon approval, the Board of Directors adopted resolutions to issue an aggregate of 966 Stock Acquisition Rights, each representing an option to purchase 100 shares of common stock of TDK, to the then 179 select senior executives of TDK, and the Directors and select senior executives of subsidiaries. The Stock Acquisition Rights issued on August 5, 2006 are vested based on 2 years of continuous service after the issuance and have the exercise period of 4 years. The amount to be paid by qualified persons upon the exercise of each Stock Acquisition Rights is set at ¥9,072 per share of common stock, which was calculated by a formula approved by shareholders at the aforementioned annual shareholders meeting and is subject to an adjustment in certain events, including but not limited to a stock split, stock dividend and issuance of new shares at a price less than the current market price of the shares of TDK. The exercise price of each Stock Acquisition Rights was equal to or greater than the fair market value of TDK’s common stock on the date of grant.
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
               At March 31, 2008, TDK has ¥154 million ($1,540 thousand) of total unrecognized stock option related compensation cost that will be recognized over the weighted average period of 1.1 year. Cash received from stock option exercises was ¥882 million ($8,820 thousand) for the year ended March 31, 2008. The total intrinsic value of options exercised during the years ended March 31, 2008, 2007 and 2006 is ¥207 million ($2,070 thousand), ¥421 million and ¥269 million, respectively. The total fair value of options vested during the years ended March 31, 2008, 2007 and 2006 is ¥373 million ($3,730 thousand), ¥683 million and ¥759 million, respectively.

     A summary of the status of TDK’s stock option plans as of March 31, 2008, 2007 and 2006, and of the activity during the years ending on those dates, is as follows:

			Weighted
		Weighted	average	Aggregate
	Number	average	remaining	intrinsic
	of	exercise	contractual	value
	shares	price	term	(1)
				Yen
		Yen	Years	(Millions)
2008

Outstanding at beginning of year	653,000	¥7,191
Granted	113,300	10,528
Exercised	121,600	7,165
Forfeited or Expired	18,600	7,538
Outstanding at end of year	626,100	7,790	4.4	351
Exercisable at end of year	432,400	6,533	4.3	351
Expected to vest after end of year	193,700	10,597	4.8	—

2007

Outstanding at beginning of year	828,200	¥8,244
Granted	116,900	7,497
Exercised	170,400	6,787
Forfeited or Expired	121,700	15,212
Outstanding at end of year	653,000	7,191	4.3	1,978
Exercisable at end of year	465,800	6,618	4.1	1,678
Expected to vest after end of year	187,200	8,618	4.8	300

2006

Outstanding at beginning of year	868,600	¥8,293
Granted	115,200	6,397
Exercised	139,700	6,308
Forfeited or Expired	15,900	14,563
Outstanding at end of year	828,200	8,244
Exercisable at end of year	504,300	8,308

(1) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the closing stock price of ¥5,890 ($58.90) of our common stock on March 31, 2008 and ¥10,220 of our common stock on March 30, 2007.

			Weighted
		Weighted	average
	Number	average	remaining	Aggregate
	of	exercise	contractual	intrinsic
	shares	price	term	value
				U.S. Dollars
		U.S. Dollars	Years	(Thousands)
2008

Outstanding at beginning of year	653,000	$71.91
Granted	113,300	105.28
Exercised	121,600	71.65
Forfeited or Expired	18,600	75.38
Outstanding at end of year	626,100	77.90	4.4	3,510
Exercisable at end of year	432,400	65.33	4.3	3,510
Expected to vest after end of year	193,700	105.97	4.8	—

Information about stock options outstanding at March 31, 2008 is as follows:

	Options Outstanding
		Weighted
		average
	Number	remaining
	outstanding at	contractual	Weighted average
Range of exercise prices	March 31, 2008	term	exercise price
Yen		(years)	Yen	U.S. Dollars

1	59,600	18.1	1	0.01
5,909	38,100	0.3	5,909	59.09
6,954	105,600	1.3	6,954	69.54
8,134	87,100	3.3	8,134	81.34
8,147	142,000	2.3	8,147	81.47
9,072	96,100	4.3	9,072	90.72
12,098	97,600	5.3	12,098	120.98
1 to 12,098	626,100	4.4	7,790	77.90

               The fair value of these stock options was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:
The Stock Acquisition Rights — the exercise price is equal to or greater than the market price of the stock on the grant date

	2008(1)	2007	2006

Grant-date fair value	¥2,011	¥1,976	¥2,325
	($20.11)
Expected life	4.0 years	4.0 years	4.0 years
Risk-free interest rate	1.33%	1.23%	0.54%
Expected volatility	26.09%	32.76%	38.93%
Expected dividend yield	0.97%	1.00%	0.96%

(1) Grant-date fair value and Expected volatility are weighted-average assumptions at date of grant for options as of July 11 and July 20, 2007 as mentioned above.
The Stock Acquisition Rights — the exercise price is less than the market price of the stock on the grant date

	2008	2007	2006

Grant-date fair value	¥11,014	¥8,139	¥7,235
	($110.14)
Expected life	5.5 years	5.5 years	5.5 years
Risk-free interest rate	1.59%	1.47%	0.47%
Expected volatility	31.25%	38.84%	44.46%
Expected dividend yield	0.95%	0.96%	0.80%

12. Other Comprehensive Income (Loss)
          Change in accumulated other comprehensive income (loss) for the years ended March 31, 2008, 2007 and 2006, are as follows:

		Yen		U.S. Dollars
	(Millions)			(Thousands)
	2008	2007	2006	2008

Foreign currency translation adjustments:
Balance at beginning of period	¥(16,688)	(21,071)	(47,171)	$(166,880)
Adjustments for period	(55,757)	4,383	26,100	(557,570)

Balance at end of period	(72,445)	(16,688)	(21,071)	(724,450)

Net unrealized gains (losses) on securities:
Balance at beginning of period	1,769	1,693	801	17,690
Adjustments for period	(3,296)	76	892	(32,960)

Balance at end of period	(1,527)	1,769	1,693	(15,270)

Minimum pension liability adjustments:
Balance at beginning of period	—	(2,568)	(5,287)	—
Adjustments for period	—	2,290	2,719	—
Adjustment for application of SFAS158	—	278	—	—

Balance at end of period	—	—	(2,568)	—

Pension liability adjustments:
Balance at beginning of period	(2,927)	—	—	(29,270)
Adjustments for period	(4,684)	—	—	(46,840)
Adjustment for application of SFAS158	—	(2,927)	—	—

Balance at end of period	(7,611)	(2,927)	—	(76,110)

Total accumulated other comprehensive income (loss):
Balance at beginning of period	(17,846)	(21,946)	(51,657)	(178,460)
Adjustments for period	(63,737)	6,749	29,711	(637,370)
Adjustment for application of SFAS158	—	(2,649)	—	—

Balance at end of period	¥(81,583)	(17,846)	(21,946)	$(815,830)

     Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments for the years ended March 31, 2008, 2007 and 2006, are as follows:

	Yen
	(Millions)
		Tax
	Before tax	(expense)	Net-of-tax
	amount	or benefit	amount

2008
Foreign currency translation adjustments:
Amount arising during the year on investments in foreign entities held at end of period	¥(56,565)	(103)	(56,668)
Reclassification adjustments for the portion of gains and losses realized upon sale and liquidation of investments in foreign entities	911	—	911

Net foreign currency translation adjustments	(55,654)	(103)	(55,757)
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising for period	(6,343)	2,145	(4,198)
Reclassification adjustments for (gains) losses realized in net income	1,513	(611)	902

Net unrealized gains (losses)	(4,830)	1,534	(3,296)
Pension liability adjustments	(8,080)	3,396	(4,684)

Other comprehensive income (loss)	¥(68,564)	4,827	(63,737)

2007
Foreign currency translation adjustments:
Amount arising during the year on investments in foreign entities held at end of period	¥4,298	(4)	4,294
Reclassification adjustments for the portion of gains and losses realized upon sale and liquidation of investments in foreign entities	89	—	89

Net foreign currency translation adjustments	4,387	(4)	4,383
Unrealized gains (losses) on securities:
Unrealized holding gains arising for period	171	(91)	80
Reclassification adjustments for (gains) losses realized in net income	(7)	3	(4)

Net unrealized gains (losses)	164	(88)	76
Minimum pension liability adjustments	3,327	(1,037)	2,290

Other comprehensive income (loss)	¥7,878	(1,129)	6,749

2006
Foreign currency translation adjustments	¥26,108	(8)	26,100
Unrealized gains (losses) on securities:
Unrealized holding gains arising for period	2,128	(856)	1,272
Reclassification adjustments for (gains) losses realized in net income	(387)	7	(380)

Net unrealized gains (losses)	1,741	(849)	892
Minimum pension liability adjustments	4,793	(2,074)	2,719

Other comprehensive income (loss)	¥32,642	(2,931)	29,711

	U.S. Dollars
	(Thousands)
		Tax
	Before tax	(expense)	Net-of-tax
	amount	or benefit	amount

2008
Foreign currency translation adjustments:
Amount arising during the year on investments in foreign entities held at end of period	$(565,650)	(1,030)	(566,680)
Reclassification adjustments for the portion of gains and losses realized upon sale and liquidation of investments in foreign entities	9,110	—	9,110

Net foreign currency translation adjustments	(556,540)	(1,030)	(557,570)
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising for period	(63,430)	21,450	(41,980)
Reclassification adjustments for (gains) losses realized in net income	15,130	(6,110)	9,020

Net unrealized gains (losses)	(48,300)	15,340	(32,960)
Pension liability adjustments	(80,800)	33,960	(46,840)

Other comprehensive income (loss)	$(685,640)	48,270	(637,370)

13. Leases
          TDK and its subsidiaries occupy offices and other facilities under various cancellable lease agreements expiring in fiscal 2009 through 2010. Lease deposits made under such agreements, aggregating ¥1,234 million ($12,340 thousand) and ¥1,456 million, at March 31, 2008 and 2007, respectively, are included in other assets on the accompanying consolidated balance sheets.
     The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of March 31, 2008:

	Yen	U.S. Dollars
	(Millions)	(Thousands)

Year ending March 31,
2009	¥4,965	$49,650
2010	3,619	36,190
2011	2,537	25,370
2012	1,703	17,030
2013	1,476	14,760
Later years	4,701	47,010

	¥19,001	$190,010

14. Commitments and Contingent Liabilities
          At March 31, 2008, commitments outstanding for the purchase of property, plant and equipment approximated ¥32,855 million ($328,550 thousand). TDK has entered into several purchase agreements with certain suppliers whereby TDK committed to purchase a minimum amount of raw materials to be used in the manufacture of its products. Future minimum purchases remaining under the agreements approximated ¥7,189 million ($71,890 thousand) at March 31, 2008.

               TDK and certain of its subsidiaries provide guarantees to third parties on bank loans of its employees. The guarantees on behalf of the employees are made for their housing loans. For each guarantee issued, in the event the employee defaults on payment, TDK would be required to make payments under its guarantee. The maximum amount of undiscounted payments TDK would have to make in the event of default is ¥4,764 million ($47,640 thousand) and ¥5,286 million at March 31, 2008 and 2007, respectively. As of March 31, 2008, the liability recognized for the estimated fair value of TDK’s obligation under the guarantee arrangement is not material.
               Several claims against TDK and certain subsidiaries are pending. Provision has been made for the estimated liabilities for the items. In the opinion of management, based upon discussion with counsel, any additional liability not currently provided for will not materially affect the consolidated financial position and results of operations of TDK.
15.	Risk Management Activities and Derivative Financial Instruments
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
               At March 31, 2008 and 2007, TDK and certain of its subsidiaries had forward exchange contracts to sell and buy foreign currencies (principally U.S. dollars and Japanese yen) and currency option contracts for a total contract amount of ¥13,324 million ($133,240 thousand) and ¥13,834 million, respectively. Gains or losses on forward exchange contracts and currency option contracts were included in foreign exchange gain (loss) in the consolidated statements of income. These contracts were measured at fair value and were included in prepaid expenses and other current assets or other current liabilities, as the case may be, in the consolidated balance sheets.
16.	Fair Value of Financial Instruments
               The following methods and assumptions were used to estimate the fair value of financial instruments in cases for which it is practicable:
(a)	Cash and cash equivalents, Short-term investments, Trade receivables, Other current assets, Short-term debt, Trade payables, Accrued salaries and wages, Accrued expenses, Income taxes payables and Other current liabilities.
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
               The carrying amounts and estimated fair values of TDK’s financial instruments at March 31, 2008 and 2007, are summarized as follows:

	Yen (Millions)
As of March 31, 2008	Carrying amount	Estimated fair value

Nonderivatives:
Assets:
Marketable securities for which it is:
Practicable to estimate fair value	¥3,986	3,986
Investments in securities and other assets for which it is:
Practicable to estimate fair value	28,863	28,863
Not practicable to estimate fair value	598	—
Liability:
Long-term debt, including current portion	(446)	(446)
Derivatives:
Forward foreign exchange contracts in a:
Gain position	—	—
Loss position	(50)	(50)
Currency option contracts in a:
Gain position	18	18
Loss position	—	—

	Yen (Millions)
As of March 31, 2007	Carrying amount	Estimated fair value

Nonderivatives:
Assets:
Marketable securities for which it is:
Practicable to estimate fair value	¥1,063	1,063
Investments in securities and other assets for which it is:
Practicable to estimate fair value	23,608	23,608
Not practicable to estimate fair value	563	—
Liability:
Long-term debt, including current portion	(1,046)	(1,046)
Derivatives:
Forward foreign exchange contracts in a:
Gain position	78	78
Loss position	(6)	(6)
Currency option contracts in a:
Gain position	82	82
Loss position	—	—

	U.S. Dollars (Thousands)
As of March 31, 2008	Carrying amount	Estimated fair value

Nonderivatives:
Assets:
Marketable securities for which it is:
Practicable to estimate fair value	$39,860	39,860
Investments in securities and other assets for which it is:
Practicable to estimate fair value	288,630	288,630
Not practicable to estimate fair value	5,980	—
Liability:
Long-term debt, including current portion	(4,460)	(4,460)
Derivatives:
Forward foreign exchange contracts in a:
Gain position	—	—
Loss position	(500)	(500)
Currency option contracts in a:
Gain position	180	180
Loss position	—	—

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
17.	Restructuring Cost
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
               In 2007, TDK recorded a restructuring cost of ¥510 million which included an additional charge of ¥441 million relating to employee termination benefits and ¥190 million relating to an impairment of building held for sale in connection with the TDK Recording Media Europe S.A. restructuring.

               The impact of the restructuring activities for the years ended March 31, 2008 and 2007 are as follows:

	Yen (Millions)
		Impairment	Gain on
	Workforce	on property,	sales of
	reduction	plant and	assets held	Other
	obligations	equipment	for sale	liabilities	Total

March 31, 2006	¥3,023	—	—	680	3,703
Costs and expenses	441	190	—	412	1,043
Income	—	—	(533)	—	(533)
Payments	3,432	—	—	1,032	4,464
Non-cash adjustments	—	190	(533)	—	(343)

March 31, 2007	¥32	—	—	60	92

Costs and expenses	—	—	—	—	—
Income	—	—	—	—	—
Payments	32	—	—	60	92
Non-cash adjustments	—	—	—	—	—

March 31, 2008	¥—	—	—	—	—

	U.S. Dollars (Thousands)

March 31, 2007	$320	—	—	600	920
Costs and expenses	—	—	—	—	—
Income	—	—	—	—	—
Payments	320	—	—	600	920
Non-cash adjustments	—	—	—	—	—

March 31, 2008	$—	—	—	—	—

               Restructuring liabilities were included in Accrued expenses in the consolidated balance sheets as of March 31, 2007.
               There were no restructuring liabilities as of March 31, 2008.
18.	Assets Held for Sale
               At March 31,2008, assets held for sale consists of certain property, plant and equipment in Japan in accordance with FASB Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets”. TDK expects these assets to be sold during the year ended March 31, 2009. During the year ended March 31, 2008, assets held for sale decreased by ¥1,206 million ($12,060 thousand) mainly from completion of sale of certain assets in connection with the restructuring activities in Europe (Note 17) in the amount of ¥853 million and completion of sale of certain assets in Japan in the amount of ¥172 million.
               At March 31, 2007, assets held for sale consists of certain property, plant and equipment, which were classified as held for sale in connection with the restructuring activities in Europe (Note 17) and certain property, plant and equipment in Japan. During the year ended March 31, 2007, assets held for sale decreased by ¥1,985 million mainly from write-downs of ¥912 million on certain assets held for sale in Japan reflecting the reassessment of its fair value less cost to sell and completion of sale of certain assets in Europe in the amount of ¥1,491 million.

               The components of the assets held for sale at March 31, 2008 and 2007 are as follows:

	Yen		U.S. Dollars
	(Millions)		(Thousands)
	2008	2007	2008

Assets held for sale
Net property, plant and equipment	¥919	2,125	$9,190

19.	Goodwill and Other Intangible Assets
               The components of acquired intangible assets excluding goodwill at March 31, 2008 and 2007, are as follows:

	Yen (Millions)
	2008
	Gross Carrying	Accumulated
	Amount	Amortization	Net Amount

Amortized intangible assets:
Patent	¥34,425	5,893	28,532
Customer relationships	12,315	2,145	10,170
Software	8,571	4,936	3,635
Unpatented technologies	16,936	2,012	14,924
Other	2,970	1,201	1,769

Total	75,217	16,187	59,030

Unamortized intangible assets	¥4,292		4,292

	Yen (Millions)
	2007
	Gross Carrying	Accumulated
	Amount	Amortization	Net Amount

Amortized intangible assets:
Patent	¥13,388	3,888	9,500
Customer relationships	11,001	1,333	9,668
Software	9,660	5,890	3,770
Unpatented technologies	4,163	954	3,209
Other	2,721	870	1,851

Total	40,933	12,935	27,998

Unamortized intangible assets	¥3,007		3,007

	U.S. Dollars (Thousands)
	2008
	Gross Carrying	Accumulated
	Amount	Amortization	Net Amount

Amortized intangible assets:
Patent	$344,250	58,930	285,320
Customer relationships	123,150	21,450	101,700
Software	85,710	49,360	36,350
Unpatented technologies	169,360	20,120	149,240
Other	29,700	12,010	17,690

Total	752,170	161,870	590,300

Unamortized intangible assets	$42,920		42,920

               Intangible assets subject to amortization are amortized using the straight-line method over their estimated useful lives to their estimated residual value of zero. The useful lives are 5 years to 18 years for the Patents, 5 to 17 years for Customer relationships, 2 to 7 years for Internal-use Software, 3 years to 15 years for Unpatented technologies and 5 to 8 years for Other intangible assets.
               Aggregate amortization expense for the years ended March 31, 2008, 2007 and 2006 was ¥5,771 million ($57,710 thousand), ¥3,942 million and ¥3,618 million, respectively. Estimated amortization expense for the next five years is: ¥7,998 million in 2009, ¥7,813 million in 2010, ¥7,130 million in 2011, ¥6,074 million in 2012, and ¥5,366 million in 2013.
               The changes in the carrying amount of goodwill by segment for the years ended March 31, 2008 and 2007 are as follows:

	Yen (Millions)
	Electronic
	materials and	Recording
	components	media	Total

March 31, 2006	¥19,453	—	19,453
Additions	8	—	8
Deductions	(1,978)	—	(1,978)
Translation adjustment	56	—	56

March 31, 2007	17,539	—	17,539
Additions	15,144	—	15,144
Deductions	(609)	—	(609)
Translation adjustment	(2,054)	—	(2,054)

March 31, 2008	¥30,020	—	30,020

	U.S. Dollars (Thousands)
	Electronic
	materials and	Recording
	components	media	Total

March 31, 2007	$175,390	—	175,390
Additions	151,440	—	151,440
Deductions	(6,090)	—	(6,090)
Translation adjustment	(20,540)	—	(20,540)

March 31, 2008	$300,200	—	300,200

               Goodwill additions during the year ended March 31, 2008 primarily represent the excess of purchase price over the fair value of assets acquired and liabilities assumed in connection with the acquisition of 99.0 percent of Magnecomp Precision Technology Public Company Limited and 41.3 percent of Densei-Lambda K.K. in the amount of ¥10,143 million and ¥3,074 million (Note 23), respectively. Goodwill is not deductible for tax purpose.
               Goodwill deductions during the year ended March 31, 2007 primarily represent a post-acquisition adjustments (purchase price allocation) associated with the acquisition of Lambda Power Business (Note 23) and the additional acquisition of minority interests at certain Asian subsidiary in the amounts of ¥1,298 million and ¥608 million, respectively.

20.	Net Income per Share
     A reconciliation of the numerators and denominators of the basic and diluted net income per share computations is as follows:

	Yen			U.S. Dollars
	(Millions)			(Thousands)
	2008	2007	2006	2008

Income from continuing operations available to common stockholders	¥71,461	70,125	44,411	$714,610
Loss from discontinued operations available to common stockholders	—	—	310	—

Net income available to common stockholders	¥71,461	70,125	44,101	$714,610

	Number of shares (Thousands)
	2008	2007	2006

Weighted average common shares outstanding — Basic	129,525	132,342	132,239
Effect of dilutive stock options	124	146	116

Weighted average common shares outstanding — Diluted	129,649	132,488	132,355

	Yen			U.S. Dollars
	2008	2007	2006	2008

Income from continuing operations per share:
Basic	¥551.72	529.88	335.84	$5.52
Diluted	551.19	529.29	335.54	5.51
Loss from discontinued operations per share:
Basic	—	—	(2.34)	—
Diluted	—	—	(2.34)	—
Net income per share:
Basic	¥551.72	529.88	333.50	$5.52
Diluted	551.19	529.29	333.20	5.51

     For the years ended March 31, 2008, 2007 and 2006, stock options to purchase 193,700 shares, 96,600 shares and 116,100 shares, respectively, were excluded from the calculation of diluted earnings per share as the effect would have been antidilutive.
21.	Business and Credit Concentrations
     A significant customer, Samsung Electronics H.K. Co., Ltd., related to electronic materials and components business accounted for 11.9 percent, 10.9 percent and 9.1 percent of TDK’s net sales for the years ended March 31, 2008, 2007 and 2006, respectively, and 7.6 percent and 4.8 percent of trade receivables at March 31, 2008 and 2007, respectively.

22.	Discontinued Operations
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
     Selected financial information for the year ended March 31, 2006 for the discontinued operations, is summarized as follows:

Yen (Millions)
2006

Net sales	¥45

Loss from operations before income taxes (including loss on disposal of ¥224 million in 2006)	310
Income tax expense	—

Loss from discontinued operations	¥310

23.	Acquisition
(1)	Magnecomp Precision Technology Public Company Limited
          On November 7, 2007 (“acquisition date”), TDK acquired 1,549,551 thousand shares, or 74.3 percent of the outstanding shares (inclusive of the option noted below), of Thailand-based Magnecomp Precision Technology Public Company Limited (“MPT”) from Magnecomp International Limited presently known as InnoTek Limited (“InnoTek”), a Singapore-based company, for total purchase price, including direct cost, of ¥14,962 million ($149,620 thousand). MPT became a subsidiary of TDK as a result of the acquisition.
          TDK holds an option to purchase from InnoTek and InnoTek holds an option to put to TDK 208,486 thousand shares in 18 months from the acquisition date. The option was considered to be a part of the purchase consideration and was included in the total purchase price, all of which was paid in cash, with the exception of $16,500 thousand which will be paid upon settlement of the option.
          In December 2007, TDK acquired an additional 513,963 thousand shares in MPT by a tender offer. TDK also purchased an additional 1,164 thousand shares in a series of open market transactions. The total purchase price to acquire these additional shares was ¥5,902 million ($59,020 thousand).
          As a result of these transactions, TDK’s interest in MPT has increased to 99.0 percent by March 31, 2008.
          MPT has technological strengths and expertise in the design and manufacture of suspension assemblies, a key component of HDD magnetic heads. TDK believes the acquisition of MPT will help TDK to strengthen the competitiveness of its HDD magnetic heads business.
          TDK has included the results of operations of MPT and its subsidiaries in its consolidated financial statements since the acquisition date.
          The purchase price has been allocated based on the fair value of the net assets acquired, including identifiable intangible assets and liabilities assumed, at the date of acquisition. The excess of the purchase price over the net of amounts assigned to the fair value of the tangible and identifiable intangible assets acquired and the liabilities assumed is recorded as goodwill.
          As a result of the preliminary purchase price allocation, TDK recognized goodwill of ¥10,143 million ($101,430 thousand) and intangible assets, primarily consisting of unpatented technologies with a weighted average useful life of approximately 3.5 years, of ¥ 3,240 million ($32,400 thousand). Goodwill is not deductible for tax purposes.

(2)	Lambda Power Business
          On October 1, 2005, TDK acquired 58.7 percent of the issued and outstanding common shares of Lambda Power Business from U.K.-based Invensys plc. The results of Lambda Power Business’s operations have been included in the accompanying consolidated financial statements of TDK since that date. The acquisition is intended to establish a more resilient operating base for TDK in the power supply field, which is expected to continue to grow in the years ahead, by combining TDK’s strengths with those of the various businesses of Lambda Power Business. The total purchase price was ¥24,202 million, net of cash acquired of ¥4,305 million.
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

Pro Forma Results
          The following unaudited pro forma financial information presents the combined results of operations of TDK and Lambda Power Business as if the acquisition had occurred as of April 1, 2005. The results of Lambda Power Business have been included in the historical financial statements of TDK since the date of acquisition. The unaudited pro forma financial information is not intended to represent or be indicative of TDK’s consolidated results of operations or financial condition that would have been reported had the acquisition been completed as of the beginning of the period presented and should not be taken as indicative of the TDK’s future consolidated results of operations or financial condition.
(Unaudited)

Yen
(Millions)
2006

Net sales	¥816,431
Income from continuing operations	44,188
Loss from discontinued operations	310
Net income	43,878

Yen
2006

Income from continuing operations per share:
Basic	¥334.15
Diluted	333.86
Loss from discontinued operations per share:
Basic	¥(2.34)
Diluted	(2.34)
Net income per share:
Basic	¥331.81
Diluted	331.52

          Unaudited pro forma net income for 2006 includes ¥698 million (net of tax effect) for the amortization of acquired intangibles.
          On January 1, 2006, all of companies of Lambda Power Group became subsidiaries of DENSEI-LAMBDA K.K. (“DENSEI-LAMBDA”).
Additional acquisition
          On November 15, 2007, TDK acquired an additional 37.5 percent of the issued and outstanding common shares of DENSEI-LAMBDA by a tender offer. TDK had initially acquired 58.7 percent of the outstanding shares on October 1, 2005, and DENSEI-LAMBDA has been a consolidated subsidiary of TDK since the initial acquisition. TDK purchased 8,111 thousands shares for approximately ¥14,525 million in total by the tender offer increasing TDK’s interest in DENSEI-LAMBDA to 96.3 percent.
          DENSEI-LAMBDA engages mainly in the power supply business including the manufacture and sale of switching power supplies and uninterruptible power supplies. The recent market environment in connection with the power supply business and the electronic materials and components businesses is growing and expanding not only within the existing field of industrial equipment but also into new fields, such as automobile and digital home appliances. In order to pursue the business growth under such environment, TDK completed the tender offer to turn DENSEI-LAMBDA into a wholly owned subsidiary.

          On February 29, 2008, TDK purchased an additional 775 thousands of common shares subject to class-wide call (3.7 percent of issued and outstanding common stock) for ¥1,330 million in total. As a result of this transaction, DENSEI-LAMBDA became a wholly owned subsidiary of TDK.
          As a result of the preliminary purchase price allocation, the purchase price has been allocated based on the fair value of the net assets acquired, including identifiable intangible assets and liabilities assumed, at the date of acquisition. The excess of the purchase price over the net of amounts assigned to the fair value of the tangible and identifiable intangible assets acquired and the liabilities assumed are recorded as goodwill. Goodwill is not deductible for tax purposes.
          The acquired intangible assets which are being amortized have a weighted average useful life of approximately 12 years. The intangible assets include customer relationships of ¥1,485 million (15-year weighted average useful life), technologies of ¥743 million (12-year weighted average useful life), and other intangible assets of ¥361 million (2-year weighted average useful life). The acquired intangible assets which are not being amortized include trademarks of ¥1,403 million. Goodwill recorded with respect to the above step-acquisitions was ¥3,074 million.
(3)	Amperex Technology Limited
          On May 17, 2005, TDK acquired 100 percent of the issued and outstanding shares of Amperex Technology Limited (“ATL”), a Hong Kong based company engages in the production and sale of polymer lithium batteries with about 3,000 employees, for the total purchase price of approximately ¥8,666 million, net of cash acquired. In connection with this transaction, TDK recognized goodwill of ¥3,803 million and intangible assets of ¥3,497 million.
24.	Sale of Business to Imation Corp.
          On August 1, 2007, pursuant to a definitive agreement between TDK and Imation Corp. (“Imation”) dated April 19, 2007, TDK transferred substantially all of the assets relating to TDK branded world wide recording media business and use of the TDK brand name for current and future recording media products to Imation. TDK entered into this transaction to strengthen and grow its recording media products sales business by partnering with Imation. TDK retained its research and development, manufacturing and OEM recording media operations to improve competitiveness of the recoding media operations.
          Under the terms of the agreement, TDK has transferred all the shares of its 6 subsidiaries and certain assets and liabilities relating to the recording media business of its 3 subsidiaries to Imation. The transaction was closed on August 1, 2007 for $250 million. The total consideration included Imation common stock constituting 16.6 percent (6,826 thousands shares) of Imation’s common stock and cash of $29 million. TDK recognized ¥15,340 million ($153,400 thousand) on the consolidated statements of income as “Gain on sale of business to Imation Corp.” for the year ended March 31, 2008, which includes the excess of the target working capital amount under the contractual provision. TDK may receive additional cash of up to $70 million contingent on future financial performance compared to targeted gross margin for three years until December 2010.
          TDK recorded the investment at fair value as of the acquisition date.
          As a result of the transaction, TDK became the largest shareholder in Imation and obtained the right to nominate a representative to serve on Imation’s Board of Directors. TDK’s ownership stake in Imation shall not exceed 22 percent on a fully diluted basis pursuant to the Investor Rights Agreement, and TDK agreed to a three-year lock-up on sales of the Imation shares acquired in this transaction.

     On December 5, 2007, TDK acquired an additional 2.4 percent (915 thousands shares) of Imation’s outstanding common stock for ¥2,207 million ($22,070 thousand) in a series of open market transaction. In addition, Imation repurchased its own stock between August 1, 2007 and December 5, 2007, which resulted in a further increase in TDK’s interest in Imation by 1.1 percent.
     As a result of the transactions described above, TDK’s ownership in Imation increased from 16.6 percent to 20.1 percent. Accordingly, TDK changed its accounting for the investment in Imation to the equity-method of accounting and has retroactively reflected the change in accounting to the initial acquisition date.
     The preliminary allocation of the purchase price included acquired intangible assets, including trademarks, customer relationships and non-competition agreements. The trademarks, customer relationships and non-competition agreements are being amortized over respective useful lives. The excess of the purchase price over the fair value allocated to the net assets, including intangible assets, is investor level goodwill in the amount of $32 million.
25.	Acquisition of HDD Head Related Assets
     On September 26, 2007, TDK reached an agreement with Alps Electric Co., Ltd. (“Alps”) regarding a transfer of Alps’ manufacturing and other equipment and intellectual property rights such as patents and unpatented technologies with respect to its HDD head business for an aggregate of ¥34,429 million ($344,290 thousand).
     The purpose of this acquisition is to improve the efficiency of TDK’s operation and offer enhanced technologies in its HDD head business, thereby strengthening the international competitiveness.
     The acquisition of the equipment and intangible assets was recorded based on the relative fair value of each asset. The total acquisition cost was allocated to the equipment and intangible assets in the amount of ¥7,184 million ($71,840 thousand) and ¥27,143 million ($271,430 thousand), respectively.
     Amortization periods for the acquired intangible assets range from 7 to 14 years.
26.	Related Party Transaction
     Receivables and payables include the following balances with affiliated companies at March 31, 2008 and 2007:

	Yen		U.S. Dollars
	(Millions)		(Thousands)
	2008	2007	2008

Due from	¥6,212	4,134	$62,120
Due to	3,654	4,211	36,540
     Purchases, research and development expenses, and sales include the following transactions with affiliated companies for the years ended March 31, 2008, 2007 and 2006:

	Yen			U.S. Dollars
	(Millions)			(Thousands)
	2008	2007	2006	2008

Gross purchase	¥42,707	54,082	56,022	$427,070
Less raw materials sold with no mark-up	(32,569)	(43,327)	(46,580)	(325,690)

Net purchases	10,138	10,755	9,442	101,380
Research and development expenses	1,626	1,642	2,141	16,260
Sales	8,645	217	249	86,450

27.	Supplementary Information

	Yen			U.S. Dollars
	(Millions)			(Thousands)
	2008	2007	2006	2008

(a) Statement of Income
Research and development	¥57,387	50,058	45,528	$573,870
Rent	8,991	8,794	7,739	89,910
Maintenance and repairs	14,820	13,494	13,732	148,200
Advertising costs	3,639	4,570	4,828	36,390

(b) Statement of Cash Flows
Cash paid during year for:
Interest	¥227	239	749	$2,270
Income taxes	¥26,613	15,364	32,789	$266,130

Noncash activities
               In fiscal 2008, as mentioned in Note 24, there were noncash investing activities to acquire shares of Imation common stock worth $221 million (16.6 percent of the total outstanding Imation shares) as part of consideration for transferring the TDK brand world wide recording media business to Imation.
               Also, noncash investing activities related to the purchase of subsidiaries were as follows:

	Yen	U.S. Dollars
	(Millions)	(Thousands)

Short-term debt assumed in connection with business acquisition	¥2,480	$24,800
Long-term debt assumed in connection with business acquisition	8,769	87,690
               In fiscal 2007, there were no material noncash investing and financing activities.
               In fiscal 2006, noncash investing activities related to the purchase of subsidiaries were as follows:

Yen
(Millions)
Short-term debt assumed in connection with business acquisition	¥781
Long-term debt assumed in connection with business acquisition	2,107

Schedule II
TDK CORPORATION AND SUBSIDIARIES
Valuation and Qualifying Accounts
(In millions of yen)
Years ended March 31, 2008, 2007 and 2006

	Balance at					Balance at
	beginning	Charged to	Acquisition	Bad debts	Translation	end of
	of period	earnings	(Sale)	written off	adjustment	period
Year ended March 31, 2008:
Allowance for doubtful receivables	¥6,311	259	(893)	1,104	(591)	3,982

Year ended March 31, 2007:
Allowance for doubtful receivables	¥4,064	2,405	—	234	76	6,311

Year ended March 31, 2006:
Allowance for doubtful receivables	¥2,560	322	1,033	71	220	4,064

Item 18.	Financial Statements
               We have provided our financial statements under Item 17.

Item 19.	Exhibits

Exhibit
Number	Description

1.1	ARTICLES OF INCORPORATION (English translation)

1.2	REGULATIONS OF THE BOARD OF DIRECTORS (English translation)

1.3	REGULATIONS OF THE BOARD OF COMPANY AUDITORS (English translation)

2.1	SHARE HANDLING REGULATIONS (English translation)

8.1	List of Significant Subsidiaries

11.1	TDK CODE OF ETHICS (English translation)

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CEO of the Company

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CFO of the Company

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CEO of the Company (certificate is not deemed filed for purpose of Section 18 of the Securities Exchange Act of 1934 and is not deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act 0f 1934).

13.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CFO of the Company (certificate is not deemed filed for purpose of Section 18 of the Securities Exchange Act of 1934 and is not deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act 0f 1934).

SIGNATURES
               The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TDK Corporation (Registrant)
Date: July 28, 2008	By:	/s/Hajime Sawabe
		Name:	Hajime Sawabe
		Title:	Representative Director, Chairperson and CEO